UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Grifols, S.A.

Fourth Quarter and Year End 2024 Results

Grifols delivers a strong 2024 exceeding guidance on revenue and free cash flow

•	Revenue reached EUR 1,976 million in the fourth quarter (+13.6% at cc1) driven by Biopharma’s growth of 15.1% at cc. FY24 revenue reports EUR 7,212 million, a 10.3% at cc increase.

•	Adjusted EBITDA increased by 19% to EUR 526 million (26.6% margin) in Q4’24, driving Adjusted EBITDA for FY24 to EUR 1,779 million (24.7% margin). Reported EBITDA increased by +32% up to EUR 1,631 million for FY24.

•	Net profit improved in Q4, reaching EUR 69 million and bringing the full-year 2024 result to EUR 157 million, an improvement of ~271%, almost tripling 2023.

•	Free Cash Flow[2] expanded to EUR 335 million in Q4 primarily driven by improved working capital management across the supply chain. FCF for the FY24 reached EUR 266 million.

•	Leverage ratio[3] declined to 4.6x (4.5x at cc), driven by EBITDA improvement, the €1.6 billion cash inflow from the SRAAS divestment completed in June, and improved free cash flow generation.

•	Strengthened balance sheet, while liquidity advanced to EUR 1.9 billion[4].

•	Achieved all innovation milestones set for 2024, noteworthy the regulatory approval submissions for Fibrinogen in the EU and U.S.

Barcelona, Spain – February 26, 2025 – Grifols (MCE:GRF, MCE:GRF.P, NASDAQ:GRFS), a global healthcare company and leading manufacturer of plasma-derived medicines, reported record results for the full year, with accelerated sequential improvement across key metrics, culminating in a strong fourth quarter.

Nacho Abia, Chief Executive Officer, commented, “Grifols delivered an all-time high performance, achieving its 2024 commitments and goals thanks to the team's unwavering focus and dedication during what was a challenging year. Their hard work and dedication to patients are apparent across the company, from a re-energized Biopharma business to completing innovation milestones, to the strategic alliance with Haier Group in support of deleveraging. Our actions have built clear momentum and position us for sustainable, profitable growth into 2025 and beyond.”

Rahul Srinivasan, Chief Financial Officer, said, “Grifols delivered a strong finish to cap off our second consecutive record year, a testament to the commitment and drive of our Grifols’ team. With significant progress in de-risking our balance sheet and a strong focus on free cash flow generation following our 2024 outperformance, we have a clear opportunity to drive a substantial re-rating of our story over time.”

Note: For comparative purposes with FY 2024, the financial statements for Q3'23 and Q4’23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for H1'24

1 Operating or constant currency (cc) excludes changes rate variations reported in the period

2 Free Cash Flow includes cash from operating activities + cash flow from investing activities, both as per International Financial Reporting Standards (IFRS), and excludes lease payments and SRAAS transaction

3 Defined as per the Credit Agreement

4 Cash and cash equivalents of €980m + unused credit facilities €1,279m - unused RCF facilities maturing in Nov 2025 c€399m

Business Segment Performance

In the fourth quarter, total revenue grew 13.6% at cc, reaching EUR 1,976 million resulting in a full year 2024 revenue growth of 10.3% at cc. Both quarterly and full year revenue totals represent all-time-high records. Biopharma continues to be the leading growth driver for Grifols growing 15.1% at cc in Q4 and full year growth of 11.3% at cc. This underscores the strong global underlying demand.

The immunoglobulin franchise continues to be the engine for expansion experiencing strong growth in the fourth quarter at 17.9%, bringing the full year growth to 15.3%. These outstanding results are not only driven by volume but also benefiting from favourable product mix. Growing demand is reflected in both IVIG and SCIG (XEMBIFY®), with SCIG reporting an increase of 55.5% at cc for the year.

Both Albumin and Alpha-1 and Specialty Proteins continue with solid results. Albumin records a year-to-date growth of 8.0% at cc, while Alpha-1 and Specialty Proteins closes 2024 with a year-to-date growth of 4.9%, following the Alpha-1 specialty pharmacy transition in the US earlier in the year.

In 2024, plasma supply effectively met growing demand while cost per liter (CPL) further declined. Grifols has a well-diversified donor-center network and continues to execute on its strategic initiatives to improve its plasma supply while both diversifying its footprint and implementing efficiencies and yield improvements.

Diagnostic underlying business increased 0.7% at cc in 2024 excluding the one off commercial true-up in Q1’23. Main drivers were the Blood Typing Solutions’ performance, reporting double-digit-growth in key counties, led by North America, Latin America and EMEA.

Financial Performance and Leverage

Adjusted EBITDA for the fourth quarter of 2024 was EUR 526 million with a 26.6% margin, an increase of an 18.5% compared to the same quarter last year. Adjusted EBITDA for the full year 2024 achieved EUR 1,779 million, with a margin of 24.7%, primarily being driven by volume growth in Biopharma and continuous CPL and yield improvement due to the successful execution of the Operational Improvement Plan.

Reported EBITDA for the fourth quarter was EUR 482 million (24.4% margin). In the full year, it increased by 32% up to EUR 1,631 million, at a 22.6% margin.

Free Cash Flow exceeded guidance significantly, increasing to EUR positive 335 million in the fourth quarter and EUR 266 million for the full year driven primarily by EBITDA expansion and improved working capital management across the supply chain.

Deleveraging progress continues at pace. Leverage ratio in 2024 declined from 6.8x in the first quarter of 2024 to 4.6x by the end of 2024 (4.5x at constant currency). As of December 31, 2024, Grifols had a liquidity position of approximately EUR 1.9 billion.

Reported Net Profit increased ~271% in 2024 to EUR 157 million, almost tripling.

Alternative Performance Measures (APMs)

This document contains the following Alternative Performance Measures (APMs): Consolidated EBITDA Reported, Consolidated EBITDA Adjusted, Leverage Ratio as per the Credit Facility, Net Debt as per the Credit Facility, Free Cash Flow, Working Capital, and non-recurring items. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the Appendix of the Presentation as well as the “Alternative Performance Measures” document from our website www.grifols.com/en/investors.

CONFERENCE CALL

Grifols will host a conference call today, Wednesday February 26, 2025, at 6:30pm CET / 12:30pm EST to provide a Business Update and its Fourth Quarter 2024 Financial Results. To view and listen to the webcast and view the presentation, click on Grifols FY2024 Finaincial Results or visit the website www.grifols.com/en/investors. Participants are advised to register in advance of the conference call.

INVESTORS:

Investors Relations & Sustainability

inversores@grifols.com - investors@grifols.com

sostenibilidad@grifols.com - sustainability@grifols.com

Tel. +34 93 571 02 21

MEDIA CONTACTS:

Grifols Press Office media@grifols.com / Tel. +34 93 571 00 02

Spain

Duomo Comunicación

Tel.: +34 91 311 92 89 – +34 91 311 92 90

Raquel Lumbreras (M. +34 659 572 185)

Raquel_lumbreras@duomocomunicacion.com

Borja Gómez (M. +34 650 402 225)

Borja_gomez@duomocomunicacion.com

About Grifols

Grifols is a global healthcare company founded in Barcelona in 1909 committed to improving the health and well-being of people around the world. A leader in essential plasma-derived medicines and transfusion medicine, the company develops, produces, and provides innovative healthcare services and solutions in more than 110 countries.

Patient needs and Grifols’ ever-growing knowledge of many chronic, rare and prevalent conditions, at times life-threatening, drive the company’s innovation in both plasma and other biopharmaceuticals to enhance quality of life. Grifols is focused on treating conditions across four main therapeutic areas: immunology, infectious diseases, pulmonology and critical care.

A pioneer in the plasma industry, Grifols continues to grow its network of donation centers, the world’s largest with close to 400 across North America, Europe, Africa and the Middle East, and China.

As a recognized leader in transfusion medicine, Grifols offers a comprehensive portfolio of solutions designed to enhance safety from donation to transfusion, in addition to clinical diagnostic technologies. It provides high-quality biological supplies for life-science research, clinical trials, and for manufacturing pharmaceutical and diagnostic products. The company also supplies tools, information and services that enable hospitals, pharmacies and healthcare professionals to efficiently deliver expert medical care.

Grifols, with more than 23,800 employees in more than 30 countries and regions, is committed to a sustainable business model that sets the standard for continuous innovation, quality, safety, and ethical leadership.

In 2023, Grifols’ economic impact in its core countries of operation was EUR 9.6 billion. The company also generated 193,000 jobs, including indirect and induced.

The company’s class A shares are listed on the Spanish Stock Exchange, where they are part of the Ibex-35 (MCE:GRF). Grifols non-voting class B shares are listed on the Mercado Continuo (MCE:GRF.P) and on the U.S. NASDAQ through ADRs (NASDAQ:GRFS). For more information about Grifols, please visit www.grifols.com

Legal Disclaimer

The facts and figures contained in this report that do not refer to historical data are ‘projections and future hypotheses’. Words and expressions such as ‘believe’,‘expect’, ‘anticipate’, ‘predict’, ‘hope’, ‘intend’, ‘should’, ‘will try to achieve’, ‘is estimated’, ‘future’ and similar expressions, insofar as they refer to the Grifols group, are used to identify future projections and hypotheses. These expressions reflect the assumptions, hypotheses, expectations and predictions of the management team at the time of writing this report, and these are subject to a series of factors that mean that the real results may be materially different. The future results of the Grifols group could be affected by events related to its own activities, such as shortages of supplies of raw materials for the manufacture of its products, the appearance on the market of competing products, or changes in the regulatory framework of the markets in which it operates, among others. At the date of preparation of this report, the Grifols group has adopted the necessary measures to mitigate the potential impact of these events. Grifols, S.A. assumes no obligation to publicly report, revise or update the projections or future hypotheses to adapt them to facts or circumstances after the date of writing of this report, except when expressly required by applicable legislation. This document does not constitute an offer or invitation to purchase or subscribe shares in accordance with the provisions of Law 6/2023, of 17 March, on the Securities Markets and Investment Services, and any regulations implementing said legislation. Furthermore, this document does not constitute an offer to purchase, sell or exchange, or a solicitation of an offer to purchase, sell or exchange any securities, or a solicitation of any vote or approval in any other jurisdiction. The information contained in this document has not been verified or revised by the external auditors of the Grifols group.

- 1 - Q4 2024 Results FY2024 Results February 26, 2025

Legal Disclaimer

Important Information

This presentation does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, the Spanish Securities Market and Investment Services Law (Law 6/2023, of 17 March, as amended and restated from time to time) and its implementing regulations. In addition, this document does not constitute an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, nor a request for any vote or approval in any other jurisdiction. This information has not been audited.

Forward-Looking Statements

This presentation contains forward-looking information and statements about Grifols based on current assumptions and forecast made by Grifols management, including pro forma figures, estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words "expected", "potential", "estimates" and similar expressions.

Although Grifols believes that the expectations reflected in such forward-looking statements are reasonable, various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the Company and the estimates given here. These factors include those discussed in our public reports filed with the Comisión Nacional del Mercado de Valores and the Securities and Exchange Commission, which are accessible to the public. The Company assumes no liability whatsoever to update these forward-looking statements or conform them to future events or developments. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.

Alternative Performance Measures (APMs)

This document and any related conference call or webcast (including a Q&A session) contain, in addition to the financial information prepared in accordance with IFRS, alternative performance measures ('APMs') as defined in the guidelines issued by the European Securities and Markets Authority ('ESMA') on October 5, 2015. APMs are used by Grifols' management to evaluate the group's financial performance, cash flows or financial position in making operational and strategic decisions for the group and therefore are useful information for investors and other stakeholders. Certain key APMs form part of executive directors, management and employees' remuneration targets.

APMs are prepared on a consistent basis for the periods presented in this document. They should be considered in addition to IFRS measurements, may differ to definitions given by regulatory bodies relevant to the group and to similarly titled measures presented by other companies. They have not been audited, reviewed or verified by the external auditor of Grifols. For further details on the definition, explanation on the use, and reconciliation of APMs, please see the appendix as well as the "Alternative performance measures" document from our website www.grifols.com/en/investors.

Basis of Presentation

For comparative purposes with YTD Q4'24, the financial statements for Q4'23 have been re-expressed according to the Inside Information released on July 30, 2024, and further disclosed in accordance with Note 2(d) of the Consolidated Interim Financial Statements for FY'24.

Q4 2024 Results - 2 - GRIFOLS

- 3 - Q4 2024 Results 01 02 03 04 Introductory Remarks Business Performance Financials Final Remarks Annex 05 Agenda Nacho Abia Chief Executive Officer (CEO) Rahul Srinivasan Chief Financial Officer (CFO)

- 4 - Q4 2024 Results Nacho Abia Chief Executive Officer (CEO) Delivered a Record 2024 with Strong Performance and Strategic Execution

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Opening Remarks

Challenging Year Faced with Strategic Execution and Delivery

Business performance

- Robust performance exceeding revenue and FCF guidance
- Q4 and FY2024 revenues and adj. EBITDA reach new all-time highs
- Solid business momentum driven by strong underlying demand
- Optimized plasma capabilities and increased efficiencies
- Achieved 2024 innovation milestones

Balance sheet

- Organic sequential deleveraging through the year
- Strengthened balance sheet through SRAAS asset sale and debt refinancing
- Enhanced liquidity through RCF extension and cash flow generation

Governance and leadership team

- Strengthened governance with changes at Board of Director level, including 3 new appointments
- Additions to the leadership team in key positions

Q4 2024 Results - 5 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Opening Remarks

Delivering on Guidance for the Year

	Q4'24	FY24
Revenue	**€1,976m** +13.6% cc	**€7,212m** +10.3% cc
EBITDA Adj.	**€526m** Margin 26.6%	**€1,779m** Margin 24.7%
Free Cash Flow pre-M&A[1]	**€335m** +€326m vs. Q4'23	**€266m** +€442m vs. FY23
Leverage ratio[2]	**Leverage ratio[2]** **4.6x**	

Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchange rate fluctuations over the period. See Annex for reconciliations.
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 39 in the Annex; [2] Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex

Q4 2024 Results - 6 - GRIFOLS

- 7 - Q4 2024 Results 6,592 7,271 1 2 3 4 5 6 7 Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See Annex for reconciliations. 1 Underlying growth excluding one - off in Q1’23 revenues related to a €19m commercial true - up in Diagnostic; 2 Blood Typing Solutions (BTS); 3 Molecular Donor Screening (MDS) 7,212 FY ’23 Biopharma Diagnostic Bio Supplies and others FY ’24 CC FX YTD Q4’24 629 14 63 Revenues (in million EUR) +10.3% +9.4% 59 • Global underlying demand across relevant indications • IVIG momentum across geographies • SCIG penetration continues to expand • Building on alliance with SRAAS in China Biopharma +15.1% Q4’24 + 11.3% FY ’24 • Strong market position in BTS 2 and MDS 3 businesses • Increased blood and plasma donations • Broad geographic demand across all relevant markets Diagnostic - 2.0% Q4’24 +0.7% 1 FY ’24 Introductory Remarks Business Performance Financials Final remarks Annex Opening Remarks Revenue Growth Accelerated in 2024, Reaching Record Levels

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma

IG Leads Biopharma's €6.1+ Bn Double-Digit Growth Portfolio

Strong growth driven by key proteins (Revenue growth at cc)

Biopharma — **+11.3%** FY24

Immunoglobulin — **+15.3%** FY24

Albumin — **+8.0%** FY24

Alpha-1 and specialty proteins — **+4.9%** FY24


Q1'24
Q2'24
Q3'24
Q4'24
+8.9%
+9.4%
+12.1%
+15.1%
+12.5%
+13.7%
+16.6%
+17.9%
+7.1%
+11.9%
+11.7%
+2.4%
+4.4%
-4.1%
+3,8%
+16.5%

- IVIG (+14%) strong demand driven by the U.S. and international markets
- SCIG (+56%) continued strong momentum led by the EU recent launches

- Robust full year Albumin growth
- Higher demand in China
- Increased sales volumes from other core markets

- Q4 Growth driven by strong demand for specialty proteins (e.g. Rabies)
- Ongoing Improvement in Alpha-1 momentum
- Significant growth in other core markets in 2024

Note: All figures are presented on a consolidated basis, and at constant currency (cc), excluding exchange rate fluctuations over the period.

Q4 2024 Results - 8 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma

Leveraging Our Global Diversified Plasma Footprint for Reliable and Efficient Supply

Operational Efficiencies

- Globally diverse plasma sources to increase plasma supply and support future growth
- Successfully leveraged new technologies and process efficiencies
- Reduced CPL through streamlined organization and efficient donor center operations
- Optimized donor compensation while enhancing donor experience
- Sustained manufacturing yield improvements

Individualized Nomogram Rollover

- Implemented in ~60% of US centers
- Improve quality and satisfaction while optimizing donations
- Increase plasma volume per donation
- On track to fully improved nomogram US adoption



Q4 2024 Results - 9 - GRIFOLS

Introductory Remarks | **Business Performance** | Financials | Final remarks | Annex

Biopharma | Innovation

Achieved All 2024 Milestones and Set for Continued Success

Milestone	Timing
Alpha-1 AT 15% SC Phase 1/2 Cohort 2 Tx 1: First patient enrolled	H1
PRECIOSA Last Patient Out – LPLV	H1
OSIG in **DED** – Start of GLP Preclinical studies	H1
Yimmugo BLA FDA approval	H1
Xembify® bi-weekly dosing FDA approval	H2
GIGA2339 in **HBV** Phase 1 IND submission	H2
PRECIOSA topline results	H2
Gamunex in bags conformance lots production	H2
Fibrinogen Congenital & Acquired Deficiency MAA[1]/BLA submission[2]	H2

Fibrinogen

Key Portfolio Addition

1. Fibrinogen AdFirst clinical study completed
2. Regulatory (EU and US) approvals submitted
   - EU 1st country approval (Q3'25)
   - US approval (Q4'25)
     BLA accepted, PDUFA 27 Dec 2025
3. Market Launch
   - First in the EU, later the US
4. On track to share study results, engage HCPs
   - Manuscript submitted for publication
   - Abstract submitted for presentation at ISICEM in March (Brussels), planning for US congress



[1] The MAA follows a Decentralized Procedure (DCP) with the Reference Member State Germany (PEI) and the Concerned Member States Austria (AGES) and Spain (AEMPS); [2] FDA BLA submission on Jan 9, 2025

Q4 2024 Results - 10 - GRIFOLS

- 11 - Q4 2024 Results Rahul Srinivasan Chief Financial Officer (CFO) A Strong Finish to a Record Year

- 12 - Q4 2024 Results Q4 2024 FY 2024 Introductory Remarks Business Performance Financials Final remarks Annex Var vs. PY Reported Var vs. PY Reported (in million EUR except %) +10.3% cc 7,212 +13.6% cc 1,976 REVENUE +12.5% 2,795 +10.8% 766 GROSS PROFIT +100bps 38.7% - 30bps 38.8% Margin +21.7% 1,779 +18.6% 526 EBITDA ADJ. +250bps 24.7% +150bps 26.6% Margin +114.5% 444 +98.7% 211 PROFIT BEFORE TAX 270.8% 157 22.0% 69 NET RESULT +442 +266 +326 +335 FREE CASH FLOW pre - M&A 1 6.4x 4.6x - - Total net leverage ratio LEVERAGE RATIO 2 4.8x 2.7x Net secured leverage ratio 1,145 1,860 LIQUIDITY 3 Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (c c), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 FCF definition and reconciliation to the Cash Flow Statement in slide 39 in the Annex ; 2 Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex; 3 For FY24, cash and cash equivalents of €980m + unused credit facilities €1,279m - unused RCF facilities maturing in Nov 2025 c€399m 2024 Highlights | A Record Year Record Revenue and EBITDA Delivered, Strong FCF pre - M&A Outperformance and Continued Deleveraging

- 13 - Q4 2024 Results Revenues (in million EUR, % at cc) Free Cash Flow pre - M&A 1 (in million EUR) 6,656 6,811 7,007 7,212 5.5% 9.3% 12.4% 13.6% -10% -5% 0% 5% 10% 15% 6,300 6,400 6,500 6,600 6,700 6,800 6,900 7,000 7,100 7,200 7,300 Q1'24 Q2'24 Q3'24 Q4'24 LTM revenue (in bn€) Quarterly revenue growth (at cc) (253) 57 127 335 Q1'24 Q2'24 Q3'24 Q4'24 EBITDA Adjusted (in million EUR) Leverage ratio 2 21.6% 24.2% 25.8% 26.6% 1,514 1,605 1,697 1,779 18% 20% 22% 24% 26% 28% 30% Q1'24 Q2'24 Q3'24 Q4'24 6.8x 5.5x 5.1x 4.6x Q1'24 Q2'24 Q3'24 Q4'24 Margin Introductory Remarks Business Performance Financials Final remarks Annex 2024 Highlights | A Record Year Sequential Improvement Across the Board Note: All figures are presented on a consolidated basis (including Biotest). When specified, figures presented at currency (c c), excluding exchange rate fluctuations over the period. See Annex for reconciliations. 1 FCF definition and reconciliation to the Cash Flow Statement in slide 39 in the Annex ; 2 Leverage ratio defined as per the Credit Agreement in slide 36 in the Annex

Introductory Remarks | Business Performance | **Financials** | Final remarks | Annex

2024 EBITDA | A Record Year

Significantly Outgrowing Prior Record Year in 2023 and Increasing Convergence Between Adjusted & Reported EBITDA

Quarter *(in million EUR)*


Reported EBITDA
Adjusted EBITDA
+150bps
+19%
+350bps
+31%
369
20.9%
444
25.1%
482
24.4%
526
26.6%
Q4'23
Q4'24

Year-to-date *(in million EUR)*


Reported EBITDA
Adjusted EBITDA
+250bps
+22%
+380bps
+32%
1,239
18.8%
1,462
22.2%
1,631
22.6%
1,779
24.7%
FY23
FY24

Growth drivers

- CPL reduction
- Volume growth
- Yields improvement
- Operational leverage and cost discipline

Main adjustments. From Reported to Adjusted EBITDA

Cash adjustments:

- Restructuring costs
- Transaction costs

Non-cash adjustments:

- Biotest Next Level project
- Impairments

Refer to slide 35 in the Annex for the detail

Note: All figures are presented on a consolidated basis (including Biotest), excluding exchange rate fluctuations over the period. See Annex for reconciliations.

Q4 2024 Results - 14 - GRIFOLS

- 15 - Q4 2024 Results Introductory Remarks Business Performance Financials Final remarks Annex Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See Annex for reconciliations. Figures for 2022 have been re - expressed according to the Inside Information released on July 30, 2024 1 Opex excludes one - offs for the period FY22 - FY’24, as consistently reported in Annexes 2 After fee - for - service reclassification – grey areas in the bar graphs of 2024 represent the EUR 54m impact. Excluding this, Gros s Profit stands at EUR 2,901m (39.9% margin; +40bps higher) and Opex at EUR 1,582m (21.8% of total revenues; +60bps higher) Operating Expenses and Gross Profit Strong Progress Driving Opex Efficiencies, Significant Opportunity to Continue Improvement in Gross Margin Operational Expenses 1 (in million EUR) 24% 24% 29% 25% 24% 21% 2 8.0% 13.0% 18.0% 23.0% 28.0% 800 1200 1600 2000 2019 2020 2021 2022 2023 2024 Opex % revenues • Further CPL reduction • Commercial performance • New product launches • Yield improvements • Continued execution of the plan at Biotest Gross Margin expansion drivers

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Free Cash Flow

Strong EBITDA Performance Backed by Granular Net Working Capital and Capex Management Delivering FCF Out Performance

EBITDA Adjusted to Free Cash Flow reconciliation *(in million EUR)*

	Q1'24	Q2'24	Q3'24	Q4'24	FY'24
EBITDA Adjusted	**350**	**441**	**462**	**526**	**1,779**
Inventories	(130)	(3)	59	100	26
Receivables	(154)	64	(19)	75	(34)
Payables	(56)	103	(62)	9	(6)
Net working capital	**(339)**	**164**	**(23)**	**184**	**(14)**
CAPEX	(38)	(43)	(51)	(100)	(233)
IT and R&D	(22)	(41)	(33)	(43)	(139)
Taxes	(4)	(59)	(32)	(81)	(176)
Interests	(106)	(233)	(55)	(166)	(561)
Others	(66)	(32)	15	76	(8)
Free Cash Flow before extraordinary items	**(225)**	**196**	**282**	**396**	**649**
Extraordinary Growth CAPEX	(23)	(119)	(114)	(20)	(276)
Transaction and restructuring costs	(5)	(20)	(41)	(41)	(107)
Free Cash Flow pre-M&A[1]	**(253)**	**57**	**127**	**335**	**266**

15%
Free Cash Flow Conversion Rate[2]

Note: All figures are presented on a consolidated basis (including Biotest)
[1] FCF definition and reconciliation to the Cash Flow Statement in slide 39 in the Annex
[2] FCF conversion = FCF pre-M&A/Adj. EBITDA

Free Cash Flow Generation

- Improved EBITDA conversion into FCF
- CPL reduction
- Granular inventory and net working capital management
- Yield improvements
- Rationalizing and re-scheduling CAPEX plans
- Lower restructuring and transaction costs
- **FCF definition and reconciliation to the Cash Flow Statement** in slide 39 (Annex)

Q4 2024 Results - 16 - GRIFOLS

- 17 - Q4 2024 Results Introductory Remarks Business Performance Financials Final remarks Annex Note: All figures are presented on a consolidated basis (including Biotest), and at constant currency (cc), excluding exchang e r ate fluctuations over the period. See Annex for reconciliations. Figures for 2022 have been re - expressed according to the Inside Information released on July 30, 2024 Inventory (in million EUR except DOI) 310 237 278 307 309 294 0 1,000 2,000 3,000 4,000 2019 2020 2021 2022 2023 2024 Inventory (in million EUR) Inventory turnover (in days) Inventory and Capex Inventory Management Benefiting FCF Generation Considerably; Elevated CAPEX and Capitalized IT and R&D Levels as % of Revenues to Subside 8% 7% 6% 6% 5% 9% (incl. extraordinary) 5% -6% -4% -2% 0% 2% 4% 6% 8% 10% 0 100 200 300 400 500 600 700 800 2019 2020 2021 2022 2023 2024 Extraordinary CAPEX (primarily ImmunoTek) R&D and IT Growth CAPEX Maintenance CAPEX CAPEX % rev. CAPEX & Capitalized IT and R&D Investments (in million EUR except %) Change in inventory (324) 165 (157) (631) (411) 26

- 18 - Q4 2024 Results Variations FY24 FY 23 +317 1,462 1,779 EBITDA Adjusted +437 (411) 26 Inventories +27 (61) (34) Receivables - 73 67 (6) Payables +392 (406) (14) Net working capital - 8 (224) (232) CAPEX - 52 (86) (138) IT and R&D - 17 (159) (176) Taxes - 46 (515) (561) Interests +44 (52) (8) Others +629 20 649 Free Cash Flow before extraordinary items - 203 (73) (276) Extraordinary Growth CAPEX +15 (122) (107) Transaction and restructuring costs +442 (176) 266 Free Cash Flow pre - M&A 1 Introductory Remarks Business Performance Financials Final remarks Annex EBITDA Adjusted to Free Cash Flow reconciliation (in million EUR) Note: All figures are presented on a consolidated basis (including Biotest). 1 FCF definition and reconciliation to the Cash Flow Statement in slide 39 in the Annex; 2 FCF conversion = FCF pre - M&A/Adj. EBITDA Free Cash Flow Significant Turnaround in FCF Generation pre - M&A vs. 2023 Strong Results vs. 2023 Strong business momentum and improved EBITDA Inventory management, CPL reduction and yield efficiencies driving FCF generation Considerable improvement in FCF in 2024 vs. 2023 notwithstanding planned extraordinary growth CAPEX spend 1 2 3 1 2 3 15% Free Cash Flow Conversion Rate 2 in FY24

Introductory Remarks | Business Performance | **Financials** | Final remarks | Annex

Balance Sheet

Balance Sheet De-Risking Substantially Progressed; Continued Focus on Organic Deleveraging

Sources	*(million EUR)*
Senior Secured Notes 7.125% due May 2030	**1,300**
Cash	**43**

Uses	*(million EUR)*
Senior Secured Notes Due Feb 2025	(343)
Outstanding balance of RCF (extended to May 2027)	(1,000)
Total Debt Repayments	**(1,343)**

Clear Runway on Deleverage Path

- Proactive management of maturities through a **leverage-neutral** transaction
- Positive re-rating by credit rating agencies
- Very **strong liquidity** position and **no meaningful maturities until Q4'27**
- Credit market **confidence and support** remains strong
- **Strong syndicate** of global banks **supporting RCF extension**

Near-term priorities achieved

- Considerable 2024 deleveraging (4.6x/2.7x Total/Secured Net Leverage)
- No meaningful funded maturities until Q4 2027
- Strengthen liquidity, with total liquidity up to ~€1.9bn[1]
- Credit re-rating progress

[1] Cash and cash equivalents of €980m + unused credit facilities €1,279m - unused RCF facilities maturing in Nov 2025 c€399m

Q4 2024 Results - 19 - GRIFOLS

- 20 - Q4 2024 Results Nacho Abia Chief Executive Officer (CEO) Building on our Momentum to Secure Continued Future Success

- 21 - Q4 2024 Results Grifols remained focused on its strategic execution throughout the year FY2024 marked all - time highs in business performance and set the stage for continuous improvements in 2025 and onward Financial and operational improvements will be further reinforced by a strategic plan Double down on sustainable growth and further margin expansion Continue to prioritize free cash flow generation and deleveraging Recognition of best - in - class sustainability reinforces the highest level of commitment 01 02 03 04 05 06 Introductory Remarks Business Performance Financials Final remarks Annex Key Takeaways Building on Our Momentum to Secure Continued Future Success

- 22 - Q4 2024 Results ANNEX Sustainability

- 23 - Q4 2024 Results Sustainability | Our Sustainability Plan Our Sustainability Ambition is to Drive Sustainable growth by Embedding ESG Principles into our Core Strategy Solid community where all donors understand their impact and feel valued. And wealthier society by advancing social progress, supporting organizations and actively engaging with local communities Ongoing efforts to drive diversity, continuous development, equal opportunities, gender equality and overall employee well - being across our global talent pool Healthier society where all patients receive the treatment they need Promoting the common good by fostering healthy environments where people can live, work and play, and by raising awareness on the need to protect the planet Scientific progress that, guided by our pioneering spirit , addresses the needs of patients and protects the rights, safety and well - being of clinical - trial participants Placing human rights at the core of our practices by integrating the highest ethical standards throughout the supply chain Introductory Remarks Business Performance Financials Final remarks Annex

Introductory Remarks | Business Performance | Financials | Final remarks | **Annex**

Sustainability | Progress in 2024

Patients, Donors and Communities Are at the Core of Our Strategy

Improving patients' lives

+800,000
patients treated[1]

+70
patient organizations supported

Improving the health of vulnerable people

Allocate **+$19 M** to product donations

+$9 M in support to patients' associations

4 strategic lines of action

- Education & empowerment
- Patient experience
- Awareness & visibility
- Advocacy & access



Ethical Commitment
Commitment to patients and society health
Responsible to Donors and our communities
GRIFOLS
Environment responsibility
Our people
Innovation

Our donors: a cross-section of society

930,000+
plasma donors

390+
plasma centers

$4.575 M of positive impact on plasma donors and their communities

90% of donors rated rate the service as excellent or very good

Supporting donors' communities

J.A. Grifols FOUNDATION

19 local organizations supported

$365.374 in community investment

Driving Positive Change in Our Communities

>80 local organizations supported

> 1,3 M$ in community investment

> 700 employees involved

[1] Accounts for a portion of Grifols revenues (~80% of IG, FVIII, A-1, Tavlesse and ~35% Albumin used in hepatic cirrhosis chronic setting)

Q4 2024 Results - 24 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | **Annex**

Sustainability | Progress in 2024

Operating Responsibly by Minimizing our Environmental Impact and Prioritizing the Well-being of our Employees

Advancing to minimize our footprint

GHG Emissions

- **-3% tCO2e/€M 2024**
  Reduction of emissions relative to sales (Scope 1+2+3)
- **- 12% tCO2e 2024**
  Reduction of emissions scope 1+2 (market based)

Electricity consumption

- **44,6% renewables (+30%)**
  Of total electricity consumption 2023
- **Committed to consume 100% renewable electricity by 2030**

30+ Total Activities

2023-2026 Environmental Plan
Outlines the objectives for this four-year period, with concrete targets assigned to Grifols' global facilities

NEW

SBTi targets approval
In 2024 SBTi has validated that Grifols' science-based emissions reductions targets conform with the SBTi Criteria and Recommendations.

NEW

Climate Risk and Opportunities assessment
A climate risk and opportunity assessment has been conducted in alignment with key frameworks and recommendations (CSRD, TCFD, etc.)


Ethical Commitment
Commitment to patients and society health
Responsible to Donors and our communities
GRIFOLS
Environment responsibility
Our people
Innovation

Our people

23,800+
people

90+
nationalities

Gender equality

57% Women in total workforce

47% Women in management

Diversity & inclusion

Awareness and educational campaigns on inclusion of minorities, LGTBIQ+ and people with disabilities

Wellbeing

NEW

Mental Health Index
A new indicator in its Engagement Pulse Survey in 2024 to better gauge the mental health of Grifols' workforce

Development

96%
employees received training

270+
average training hours per employee

Q4 2024 Results - 25 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Sustainability | Progress in 2024

Ethical Leadership is in Our DNA

Incentive plans including ESG criteria

- Annual incentive plan for the entire workforce
  And a long-term incentive plan

Responsible Supply Chain

- NEW **ESG Supply Chain Risk Assessment** to mitigating Supplier Key Risks and Impacts
- NEW Incorporation of an **ESG & Risk Management Specialist** into the Global Procurement Department


Ethical Commitment
Commitment to patients and society health
Responsible to Donors and our communities
GRIFOLS
Environment responsibility
Our people
Innovation

NEW Grifols ranked nº 1 biotech company in Dow Jones Sustainability Indices

Grifols on the S&P Global Sustainability Yearbook 2025

2025 Industry ESG top rated according to Sustainalytics

ESG Ratings

Grifols has been awarded for a second year with the Gold Medal by EcoVadis

ESG Ratings

Q4 2024 Results - 26 - GRIFOLS

- 27 - Q4 2024 Results ANNEX Financials

- 28 - Q4 2024 Results Revenue | Q4 2024 Introductory Remarks Business Performance Financials Final remarks Annex Q4 2024 Q4 2023 In thousands of euros Reported At cc* Revenue by Business Unit 1,975,814 1,769,550 11.7% 13.6% Biopharma 1,687,487 1,492,423 13.1% 15.1% Diagnostic 166,063 172,498 (3.7%) (2.0%) Bio Supplies 52,404 41,285 26.9% 29.0% Others & intersegments 69,860 63,344 10.3% 11.2% Revenue by Country 1,975,814 1,769,550 11.7% 13.6% US + CANADA 1,079,798 1,005,889 7.3% 9.7% EU 431,668 338,972 27.3% 27.4% ROW 464,348 424,689 9.3% 11.9% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols % vs PY

- 29 - Q4 2024 Results Revenue | 2024 Introductory Remarks Business Performance Financials Final remarks Annex FY 2024 FY 2023 In thousands of euros Reported At cc* Revenue by Business Unit 7,212,382 6,591,977 9.4% 10.3% Biopharma 6,142,588 5,558,301 10.5% 11.3% Diagnostic 644,898 670,269 (3.8%) (2.1%) Bio Supplies 215,664 159,957 34.8% 35.3% Others & intersegments 209,232 203,450 2.8% 3.5% Revenue by Country 7,212,382 6,591,977 9.4% 10.3% US + CANADA 4,087,030 3,898,961 4.8% 5.6% EU 1,498,898 1,255,927 19.3% 19.4% ROW 1,626,455 1,437,089 13.2% 15.1% * Constant currency (cc) excludes exchange rate fluctuations over the period. Grifols Grifols % vs PY

Introductory Remarks | Business Performance | Financials | Final remarks | **Annex**

P&L | Q4 2024

In thousands of euros	Q4 2024 Grifols Reported	Q4 2024 Grifols One-offs	Q4 2024 Grifols Reported excl. One-offs	Q4 2023 Grifols Reported	Q4 2023 Grifols One-offs	Q4 2023 Grifols Reported excl. One-offs	% vs PY Grifols Reported	% vs PY Grifols Reported excl. One-offs
Net Revenue	**1,975,813**	**-**	**1,975,813**	**1,769,551**	**-**	**1,769,551**	**11.7%**	**11.7%**
Cost of Sales	(1,209,319)	10,118	(1,199,201)	(1,077,832)	37,538	(1,040,294)	(12.2%)	(15.3%)
Gross Margin	**766,494**	**10,118**	**776,612**	**691,719**	**37,538**	**729,257**	**10.8%**	**6.5%**
% Net revenue	*38.8%*	-	*39.3%*	*39.1%*	-	*41.2%*	-	-
R&D	(115,001)	18,572	(96,429)	(113,586)	2,951	(110,635)	(1.2%)	12.8%
SG&A	(269,479)	12,792	(256,687)	(354,605)	34,004	(320,601)	24.0%	19.9%
Operating Expenses	**(384,480)**	**31,364**	**(353,116)**	**(468,190)**	**36,955**	**(431,235)**	**17.9%**	**18.1%**
Other Income	-	-	-	3,042	-	3,042	(100%)	(100%)
Share of Results of Equity Accounted Investees - Core Activities	(10,155)	5,826	(4,329)	28,694	-	28,694	(135.4%)	(115.1%)
OPERATING RESULT (EBIT)	**371,859**	**47,308**	**419,167**	**255,264**	**74,493**	**329,757**	**45.7%**	**27.1%**
% Net revenue	*18.8%*	-	*21.2%*	*14.4%*	-	*18.6%*	-	-
Financial Result	(161,317)	-	(161,317)	(149,320)	-	(149,320)	(8.0%)	(8.0%)
Share of Results of Equity Accounted Investees	-	-	-	4	-	4	(100.0%)	(100.0%)
PROFIT BEFORE TAX	**210,542**	**47,308**	**257,850**	**105,948**	**74,493**	**180,442**	**98.7%**	**42.9%**
% Net revenue	*10.7%*	-	*13.1%*	*6.0%*	-	*10.2%*	-	-
Income Tax Expense	(126,756)	68,925	(57,831)	(27,652)	(19,499)	(47,151)	(358.4%)	(22.7%)
% of pre-tax income	*60.2%*	-	*22.4%*	*26.1%*	-	*26.1%*	-	-
CONSOLIDATED PROFIT	**83,786**	**116,233**	**200,019**	**78,296**	**54,994**	**133,290**	**7.0%**	**50.1%**
Results Attributable to Non-Controlling Interests	(14,818)	(6,391)	(21,209)	(21,743)	(7,160)	(28,903)	31.8%	26.6%
GROUP PROFIT	**68,968**	**109,842**	**178,810**	**56,554**	**47,834**	**104,388**	**22.0%**	**71.3%**
% Net revenue	*3.5%*	-	*9.0%*	*3.2%*	-	*5.9%*		

Q4 2024 Results - 30 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

P&L | 2024

In thousands of euros	FY 2024 Grifols Reported	FY 2024 Grifols One-offs	FY 2024 Grifols Reported excl. One-offs	FY 2023 Grifols Reported	FY 2023 Grifols One-offs	FY 2023 Grifols Reported excl. One-offs	% vs PY Grifols Reported	% vs PY Grifols Reported excl. One-offs
Net Revenue	**7,212,382**	-	**7,212,382**	**6,591,977**	**(18,829)**	**6,573,148**	**9.4%**	**9.7%**
Cost of Sales	(4,417,844)	53,161	(4,364,683)	(4,108,495)	66,227	(4,042,268)	(7.5%)	(8.0%)
Gross Margin	**2,794,538**	**53,161**	**2,847,699**	**2,483,482**	**47,398**	**2,530,880**	**12.5%**	**12.5%**
% Net revenue	*38.7%*	-	*39.5%*	*37.7%*	-	*38.5%*		
R&D	(384,036)	21,114	(362,922)	(395,282)	8,762	(386,520)	2.8%	6.1%
SG&A	(1,255,291)	90,033	(1,165,258)	(1,372,665)	167,501	(1,205,164)	8.6%	3.3%
Operating Expenses	**(1,639,327)**	**111,147**	**(1,528,180)**	**(1,767,948)**	**176,263**	**(1,591,685)**	**7.3%**	**4.0%**
Other Income	-	-	-	3,042	-	3,042	(100%)	(100%)
Share of Results of Equity Accounted Investees - Core Activities	36,804	208	37,012	63,740	-	63,740	(42.3%)	(41.9%)
OPERATING RESULT (EBIT)	**1,192,015**	**164,516**	**1,356,531**	**782,317**	**223,661**	**1,005,978**	**52.4%**	**34.8%**
% Net revenue	*16.5%*	-	*18.8%*	*11.9%*	-	*15.3%*		
Financial Result	(748,019)	86,099	(661,920)	(574,374)	-	(574,374)	(30.2%)	(15.2%)
Share of Results of Equity Accounted Investees	-	-	-	(923)	-	(923)	100.0%	100.0%
PROFIT BEFORE TAX	**443,997**	**250,615**	**694,611**	**207,021**	**223,661**	**430,683**	**114.5%**	**61.3%**
% Net revenue	*6.2%*	-	*9.6%*	*3.1%*	-	*6.6%*		
Income Tax Expense	(231,190)	50,263	(180,927)	(43,349)	(56,815)	(100,164)	(433.3%)	(80.6%)
% of pre-tax income	*52.1%*	-	*26.0%*	*20.9%*	-	*23.3%*		
CONSOLIDATED PROFIT	**212,807**	**300,878**	**513,684**	**163,672**	**166,846**	**330,519**	**30.0%**	**55.4%**
Results Attributable to Non-Controlling Interests	(55,887)	(14,906)	(70,793)	(121,354)	(3,179)	(124,533)	53.9%	43.2%
GROUP PROFIT	**156,920**	**285,972**	**442,891**	**42,318**	**163,667**	**205,986**	**270.8%**	**115.0%**
% Net revenue	*2.2%*	-	*6.1%*	*0.6%*	-	*3.1%*		

Q4 2024 Results - 31 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Cash Flow | Q4 2024

In thousands of euros	Q4 2024 Grifols Reported	Q4 2023 Grifols Reported	% vs PY Grifols Reported
Reported Group Profit	**68,968**	**56,541**	**22%**
Depreciation and Amortization	110,130	109,710	0%
Net Provisions	13,920	5,833	139%
Other Adjustments and Other Changes in Working Capital	138,017	922	14872%
Change in Operating Working Capital	183,583	(23,119)	894%
Changes in Inventories	*99,801*	*(87,082)*	*215%*
Change in Trade Receivables	*74,950*	*22,169*	*238%*
Change in Trade Payables	*8,832*	*41,793*	*-79%*
Net Cash Flow From Operating Activities	**514,618**	**149,887**	**243%**
Business Combinations and Investments in Group Companies	(32,393)	(18,590)	-74%
CAPEX	(100,123)	(79,930)	-25%
R&D/Other Intangible Assets	(42,629)	(24,240)	-76%
Other Cash Inflow / (Outflow)	(3,162)	(18,181)	83%
Net Cash Flow From Investing Activities	**(178,307)**	**(140,940)**	**-27%**
Free Cash Flow	**336,311**	**8,947**	**3659%**
Issue / (Repayment) of Debt	(49,275)	36,592	-235%
Capital Grants	2,466	56	4287%
Other Cash Flows From / (Used in) Financing Activities	19,646	2,979	559%
Net Cash Flow From Financing Activities	**(27,163)**	**39,628**	**-169%**
Total Cash Flow	**309,148**	**48,575**	**536%**
Cash and Cash Equivalents at the Beginning of the Period	**644,942**	496,634	30%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**25,691**	(15,631)	264%
Cash and Cash Equivalents at the End of the Period	**979,782**	**529,577**	**85%**

Q4 2024 Results - 32 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Cash Flow | 2024

In thousands of euros	FY2024 Grifols Reported	FY2023 Grifols Reported	% vs PY Grifols Reported
Reported Group Profit	**156,920**	**42,318**	**271%**
Depreciation and Amortization	437,897	446,422	-2%
Net Provisions	73,259	100,943	-27%
Other Adjustments and Other Changes in Working Capital	248,369	34,945	611%
Change in Operating Working Capital	(14,275)	(405,937)	96%
Changes in Inventories	*25,819*	*(411,441)*	*106%*
Change in Trade Receivables	*(34,185)*	*(61,127)*	*44%*
Change in Trade Payables	*(5,909)*	*66,631*	*-109%*
Net Cash Flow From Operating Activities	**902,170**	**218,690**	**313%**
Business Combinations and Investments in Group Companies	1,278,386	(67,295)	2000%
CAPEX	(232,538)	(224,438)	-4%
R&D/Other Intangible Assets	(138,829)	(85,882)	-62%
Other Cash Inflow / (Outflow)	(20,350)	(17,104)	-19%
Net Cash Flow From Investing Activities	**886,669**	**(394,719)**	325%
Free Cash Flow	**1,788,839**	**(176,029)**	**1116%**
Issue / (Repayment) of Debt	(1,409,304)	165,088	-954%
Capital Grants	13,982	1,458	859%
Other Cash Flows From / (Used in) Financing Activities	36,606	4,948	640%
Net Cash Flow From Financing Activities	**(1,358,716)**	**171,493**	**-892%**
Total Cash Flow	**430,123**	**(4,535)**	**9584%**
Cash and Cash Equivalents at the Beginning of the Period	**529,577**	549,207	-4%
Effect of Exchange Rate Changes in Cash and Cash Equivalents	**20,082**	(15,094)	233%
Cash and Cash Equivalents at the End of the Period	**979,782**	**529,577**	**85%**

Q4 2024 Results - 33 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Balance Sheet | 2024

In thousands of euros

Assets

	Dec-24	Dec-23
Non-Current Assets	**15,677,698**	**14,861,087**
Goodwill and Other Intangible Assets	11,297,491	10,579,562
Property Plant & Equipment	3,341,846	3,247,123
Investments in Equity Accounted Investees	68,996	421,763
Non-Current Financial Assets	490,492	176,676
Other Non-Current Assets	478,873	435,962
Current Assets	**5,727,543**	**6,131,016**
Non-Current Contract Assets Held for Sale	-	1,089,856
Inventories	3,560,098	3,482,399
Current Contract Assets	35,979	47,751
Trade and Other Receivables	836,015	767,259
Other Current Financial Assets	243,156	140,232
Other Current Assets	72,515	73,942
Cash and Cash Equivalents	979,780	529,577
Total Assets	**21,405,241**	**20,992,103**

In thousands of euros

Liabilities

	Dec-24	Dec-23
Equity	**8,607,025**	**7,513,695**
Capital	119,604	119,604
Share Premium	910,728	910,728
Reserves	4,054,505	4,040,961
Treasury Stock	(134,448)	(152,748)
Current Year Earnings	156,920	42,318
Other Comprehensive Income	776,418	407,513
Non-Controlling Interests	2,723,298	2,145,320
No-Current Liabilities	**10,642,070**	**11,152,965**
Non-Current Financial Liabilities	9,490,644	10,033,604
Other Non-Current Liabilities	1,151,426	1,119,360
Current Liabilities	**2,156,146**	**2,325,443**
Current Financial Liabilities	676,087	1,023,614
Other Current Liabilities	1,480,059	1,301,829
Total Equity and Liabilities	**21,405,241**	**20,992,103**

Q4 2024 Results - 34 - GRIFOLS

- 35 - Q4 2024 Results EBIT to Reported EBITDA and Adjusted EBITDA Introductory Remarks Business Performance Financials Final remarks Annex In thousand of euros 371,859 317,034 299,321 203,802 1,192,016 782,317 255,252 (110,130) (108,364) (114,310) (106,139) (438,944) (456,263) (113,869) Reported EBITDA 481,990 425,398 413,631 309,941 1,630,960 1,238,580 369,122 % Net revenue 24.4% 23.7% 22.8% 19.1% 22.6% 18.8% 20.9% Restructuring costs 1,889 21,673 10,095 2,326 35,982 159,343 19,916 Transaction costs 9,306 7,882 16,145 15,318 48,650 47,602 19,590 Impairments 24,265 787 - - 25,052 1,794 1,794 Biotest Next Level Project 7,340 5,113 4,922 16,798 34,173 33,100 33,100 SRAAS One-off - - (5,618) - (5,618) - - Other non-recurring items 1,155 1,245 1,613 6,020 10,032 (18,830) - Total adjustments 43,954 36,700 27,157 40,461 148,271 223,009 74,400 Adjusted EBITDA 525,944 462,098 440,788 350,402 1,779,232 1,461,589 443,522 % Net revenue 26.6% 25.8% 24.2% 21.6% 24.7% 22.2% 25.1% Q4 2024 Q1 2024 FY 2024 FY 2023Q2 2024Q3 2024 Q4 2023 Depreciation & Amortization OPERATING RESULT (EBIT)

- 36 - Q4 2024 Results Leverage Ratio as per Credit Agreement Introductory Remarks Business Performance Financials Final remarks Annex In millions of euros except ratio. Q4'24 Q3'24 Q2'24 Q1'24 Q4'23 Non-Current Financial Liabilities 9,491 8,836 8,752 9,650 10,034 Non-recurrent Lease Liabilities (IFRS16) (1,025) (969) (1,025) (1,026) (1,004) Current Financial Liabilities 676 1,017 2,757 1,745 1,023 Recurrent Lease Liabilities (IFRS16) (117) (111) (109) (111) (107) Cash and Cash Equivalents (980) (645) (2,113) (449) (530) Net Financial Debt as per Credit Agreement 8,046 8,128 8,262 9,811 9,416 In millions of euros except ratio. FY 24 LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 OPERATING RESULT (EBIT) 1,192 1,075 1,005 934 781 Depreciation & Amortization (439) (443) (444) (441) (458) Reported EBITDA 1,631 1,518 1,450 1,375 1,239 IFRS 16 (113) (113) (110) (104) (102) Restructuring costs 55 57 34 24 159 Transaction costs 49 59 65 59 48 Cost savings, operating improvements and synergies on a "run rate" 159 146 136 131 134 Other one-offs (28) (62) (75) (43) (7) Total adjustments 122 87 50 66 232 Adjusted EBITDA LTM as per Credit Agreement 1,753 1,605 1,500 1,442 1,471 Leverage Ratio as per Credit Agreeement 4.6x 5.1x 5.5x 6.8x 6.4x

- 37 - Q4 2024 Results Leverage Ratio as per Consolidated EBITDA and Net Debt as per Balance Sheet Introductory Remarks Business Performance Financials Final remarks Annex In millions of euros except ratio. Q4'24 Q3'24 Q2'24 Q1'24 Q4'23 Non-Current Financial Liabilities 9,491 8,836 8,752 9,650 10,034 Current Financial Liabilities 676 1,017 2,757 1,745 1,023 Cash and Cash Equivalents (980) (645) (2,113) (449) (530) Net Financial Debt 9,187 9,208 9,396 10,947 10,527 In millions of euros except ratio. FY 24 LTM Q3'24 LTM Q2'24 LTM Q1'24 FY 2023 OPERATING RESULT (EBIT) 1,192 1,075 1,005 934 781 Depreciation & Amortization (439) (443) (444) (441) (458) Reported EBITDA 1,631 1,518 1,450 1,375 1,239 Leverage Ratio Reported 5.6x 6.1x 6.5x 8.0x 8.5x

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

NCI Contributions

In thousand of euros	GDS	Biotest	BPC	Haema
	LTM Q4 2024			
Profit after tax from continuing operations	124,205	(96,194)	27,720	6,191
Income tax expense	(40,798)	(9,624)	(6,692)	(13,882)
Financial result	71,486	(33,890)	(953)	7,312
Amortisation and depreciation	(47,132)	(54,779)	(7,963)	(8,630)
Consolidated EBITDA	**140,649**	**2,100**	**43,328**	**21,391**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(2,403)	(8,183)	(5,564)	(4,663)
Restructuring costs	3,315	1,050	-	230
Share of profits assoc core activit 2024	-	4,388	-	-
Impairment	-	15,304	-	-
Consolidated EBITDA under Credit Agreement	**141,561**	**14,658**	**37,763**	**16,958**
% of non-controlling interest	45.00%	29.82%	100.0%	100.0%
Consolidated EBITDA according to Credit Agreement non-controlling interest	**63,702**	**4,371**	**37,763**	**16,958**
Cash and cash equivalents	(561)	(107,849)	(11,300)	(20,983)
Financial assets/liabilities with Grifols	(1,107,461)	536,447	-	-
Leasing liabilities (leases of real estate of plasma donation centres)	13,308	58,565	59,475	12,848
Loans and other financial liabilities	11,928	74,532	18	-
Total Balance Sheet Net Debt	**(1,082,787)**	**561,694**	**48,192**	**(8,135)**
Impact IFRS16- Finance Leases (leases of plasma donation centre properties)	(13,308)	(58,565)	(59,475)	(12,848)
Total Net Financial Debt according to Credit Agreement	**(1,096,094)**	**503,129**	**(11,283)**	**(20,983)**
Total Net Financial Debt according to Credit Agreement non-controlling interest	**(493,242)**	**150,033**	**(11,283)**	**(20,983)**

Q4 2024 Results - 38 - GRIFOLS

- 39 - Q4 2024 Results In million Euros 2024 2023 In million Euros 2024 2023 EBITDA Adjusted 1,779 1,462 Net Cash Flow From Operating Activities 1 902 219 Changes in working capital (14) (406) Net Cash Flow From Investing Activities 1 887 (395) CAPEX (233) (224) Free Cash Flow 1,789 (176) R&D and IT (139) (86) SRAAS proceeds net of transaction costs and taxes 2 1,523 - Taxes (176) (159) Free Cash Flow pre-M&A 266 (176) Interests (561) (515) Others (8) -51 FCF Before Extraordinary Items 649 20 Extraordinary Growth CAPEX (276) -73 Restructuring and transaction costs (107) -122 Free Cash Flow 266 (176) 1 Statement of Cash Flow According IFRS-EU 2 As per Note (12) of the 2024 Consolidated Annual Accounts Free Cash Flow pre - M&A reconciliation Introductory Remarks Business Performance Financials Final remarks Annex Free Cash Flow pre - M&A = Adjusted EBITDA - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - Interest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance.

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Net Revenue Reconciliation at cc | Q4 2024

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported Net Revenues	1,975,814	1,769,550	11.7%
Variation due to Exchange Rate Effects	34,823		
Net Revenues at Constant Currency	**2,010,637**	**1,769,550**	**13.6%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported Biopharma Net Revenues	1,687,487	1,492,423	13.1%
Variation due to Exchange Rate Effects	30,377		
Reported Biopharma Net Revenues at Constant Currency	**1,717,864**	**1,492,423**	**15.1%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported Diagnostic Net Revenues	166,063	172,498	(3.7%)
Variation due to Exchange Rate Effects	2,979		
Reported Diagnostic Net Revenues at Constant Currency	**169,042**	**172,498**	**(2.0%)**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported Bio Supplies Net Revenues	52,404	41,285	26.9%
Variation due to Exchange Rate Effects	874		
Reported Bio Supplies Net Revenues at Constant Currency	**53,278**	**41,285**	**29.0%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported Others & Intersegments Net Revenues	69,860	63,344	10.3%
Variation due to Exchange Rate Effects	594		
Reported Other & Intersegments Net Revenues at Constant Currency	**70,454**	**63,344**	**11.2%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported U.S. + Canada Net Revenues	1,079,798	1,005,889	7.3%
Variation due to Exchange Rate Effects	23,632		
Reported U.S. + Canada Net Revenues at Constant Currency	**1,103,430**	**1,005,889**	**9.7%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported EU Net Revenues	431,668	338,972	27.3%
Variation due to Exchange Rate Effects	289		
Reported EU Net Revenues at Constant Currency	**431,957**	**338,972**	**27.4%**

In thousands of euros	Q4 2024	Q4 2023	% Var
Reported ROW Net Revenues	464,348	424,689	9.3%
Variation due to Exchange Rate Effects	10,902		
Reported ROW Net Revenues at Constant Currency	**475,250**	**424,689**	**11.9%**

Q4 2024 Results - 40 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Net Revenue Reconciliation at cc | 2024

In thousands of euros	2024	2023	% Var
Reported Net Revenues	7,212,382	6,591,977	9.4%
Variation due to Exchange Rate Effects	58,550		
Net Revenues at Constant Currency	**7,270,932**	**6,591,977**	**10.3%**

In thousands of euros	2024	2023	% Var
Reported Biopharma Net Revenues	6,142,586	5,558,301	10.5%
Variation due to Exchange Rate Effects	45,143		
Reported Biopharma Net Revenues at Constant Currency	**6,187,729**	**5,558,301**	**11.3%**

In thousands of euros	2024	2023	% Var
Reported Diagnostic Net Revenues	644,898	670,269	(3.8%)
Variation due to Exchange Rate Effects	11,360		
Reported Diagnostic Net Revenues at Constant Currency	**656,258**	**670,269**	**(2.1%)**

In thousands of euros	2024	2023	% Var
Reported Bio Supplies Net Revenues	215,666	159,957	34.8%
Variation due to Exchange Rate Effects	753		
Reported Bio Supplies Net Revenues at Constant Currency	**216,419**	**159,957**	**35.3%**

In thousands of euros	2024	2023	% Var
Reported Others & Intersegments Net Revenues	209,232	203,450	2.8%
Variation due to Exchange Rate Effects	1,294		
Reported Other & Intersegments Net Revenues at Constant Currency	**210,526**	**203,450**	**3.5%**

In thousands of euros	2024	2023	% Var
Reported U.S. + Canada Net Revenues	4,087,030	3,898,961	4.8%
Variation due to Exchange Rate Effects	30,222		
Reported U.S. + Canada Net Revenues at Constant Currency	**4,117,252**	**3,898,961**	**5.6%**

In thousands of euros	2024	2023	% Var
Reported EU Net Revenues	1,498,898	1,255,927	19.3%
Variation due to Exchange Rate Effects	125		
Reported EU Net Revenues at Constant Currency	**1,499,023**	**1,255,927**	**19.4%**

In thousands of euros	2024	2023	% Var
Reported ROW Net Revenues	1,626,455	1,437,089	13.2%
Variation due to Exchange Rate Effects	28,202		
Reported ROW Net Revenues at Constant Currency	**1,654,657**	**1,437,089**	**15.1%**

Q4 2024 Results - 41 - GRIFOLS

Introductory Remarks | Business Performance | Financials | Final remarks | Annex

Definition of Non-GAAP Measures and Constant Currency

- **Adjusted EBITDA** is defined as EBITDA, excluding one-offs and items related to unique events and are not expected to be repeated periodically and not, including restructuring and transaction costs. It provides a useful measure for period-to-period comparisons of the business, as it is not indicative of Grifols' ongoing operating performance.
- **Adjusted EBITDA LTM as per Credit Agreement** is defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and "carveout" expenses, (xii) any costs and expenses relating to the Issuer's potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a "run rate" basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months.
- **Adjusted EBITDA LTM** is defined as Adjusted EBITDA related to the last 12 months.
- **Adjusted Gross Margin** is defined as gross margin, excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs.
- **Adjusted Selling general and administrative expenses (SG&A)** comprise all direct and indirect selling costs, operational overhead costs, and administrative expenses unrelated to production excluding the effect of non-cash expenses and non-recurring items not indicative of our ongoing operating performance, including restructuring and transaction costs.

Q4 2024 Results - 42 - GRIFOLS

- 43 - Q4 2024 Results Definition of Non - GAAP Measures and Constant Currency • Constant currency (cc) excludes exchange rate fluctuations over the period. • EBIT measures profitability and reflects earnings before accounting for interest expenses and income taxes. EBIT is calculated by su btracting a company's operating and operating expenses from its total revenue. • EBITDA is defined as operating result (EBIT), excluding depreciation of property, plant and equipment, depreciation of right - of - use ass ets, amortization of intangible assets, and impairments of property, plant and equipment, right - of - use assets and of intangible assets. It is used to evaluate the company's results over time, allowing it to be compared with other companies in the sector. • EBITDA LTM is defined as EBITDA related to the last 12 months. • Free Cash Flow pre - M&A is Adjusted EBITDA - Net Working Capital - CAPEX (including capitalized IT and R&D, and extraordinary growth CAPEX) - Others - I nterest - Taxes. In the Consolidated Annual Accounts, this reconciles to Cash flow generation from operating and investing activities excluding impact from M&A and associated costs and expenses. Excludes lease payments, consistent with prior disclosed guidance. • Impairment is defined as a permanent reduction in the value of the company asset. It may be a fixed asset or an intangible asset. • Last twelve months (LTM) • Net financial debt as per the Credit Agreement is the definition stated in Grifols ´ s Credit Agreement and it is defined as the amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Introductory Remarks Business Performance Financials Final remarks Annex

- 44 - Q4 2024 Results Investor Relations & Sustainability + 34 93 571 02 21 investors@grifols.com sustainability@grifols.com inversores@grifols.com sostenibilidad@grifols.com

DECLARACIÓN DE RESPONSABILIDAD

INFORME FINANCIERO ANUAL CONSOLIDADO

De conformidad con lo dispuesto en el artículo 8.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "**Sociedad**")

DECLARAN

Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas anuales del ejercicio cerrado a 31 de diciembre de 2024, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad y de las empresas comprendidas en la consolidación tomados en su conjunto, y que el informe de gestión incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad y de las empresas comprendidas en la consolidación tomadas en su conjunto, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan.

DECLARATION OF RESPONSIBILITY

CONSOLIDATED ANNUAL FINANCIALREPORT

Pursuant to the provisions of article 8.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "**Company**")

DECLARE

On their own responsibility that, to the best of their knowledge, the annual accounts for the fiscal year ended on 31 December 2024, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and of the companies included in its consolidation scope, considered as a whole, and that the director's report contains an accurate analysis of the evolution, business results and position of the Company and of the companies included in its consolidate scope, taken as a whole, together with a description of the main risks and uncertainties which they face.

En Sant Cugat del Vallés, a 25 de febrero 2025

In Sant Cugat del Vallés, on 25 February 2025

Thomas Glanzmann Chairman	José Ignacio Abia Buenache Chief Executive Officer	Raimon Grifols Roura Board Member
Víctor Grifols Deu Board Member	Albert Grifols Coma-Cros Board Member	Tomás Dagá Gelabert Board Member
Íñigo Sánchez-Asiaín Mardones Board Member	Anne-Catherine Berner Board Member	Enriqueta Felip Font Board Member
Pascal Ravery Board Member	Montserrat Muñoz Abellana Board Member	Susana González Rodríguez Board Member
Paul S. Herendeen Board Member	Núria Martín Barnés Secretary

SUMMARY • Consolidated financial statements ▪ Consolidated Balance Sheets ▪ Consolidated Statements of Profit and Loss ▪ Consolidated Statements of Comprehensive Income ▪ Consolidated Statements of Cash Flows ▪ Statements of Changes in Consolidated Equity • Notes (1) Nature, Principal Activities and Subsidiaries 1 (2) Basis of Presentation 1 (3) Business Combinations and Divestments 11 (4) Significant Accounting Policies 21 (5) Segment Reporting 35 (6) Goodwill 37 (7) Other Intangible Assets 43 (8) Leases 44 (9) Property, Plant and Equipment 45 (10) Equity-Accounted Investees and Joint Business 46 (11) Financial Assets 54 (12) Non-current assets held for sale 56 (13) Inventories 57 (14) Contract assets 58 (15) Trade and Other Receivables 58 (16) Cash and Cash Equivalents 59 (17) Equity 59 (18) Earnings Per Share 65 (19) Non-Controlling Interests 67 (20) Provisions 71 (21) Financial Liabilities 75 (22) Trade and Other Payables 85 (23) Other Current Liabilities 86 (24) Net Revenues 86 (25) Personnel Expenses 88 (26) Expenses by Nature 90 (27) Finance Result 92 (28) Taxation 92 (29) Other Commitments with Third Parties and Other Contingent Liabilities 97 (30) Financial Instruments 102 (31) Balances and Transactions with Related Parties 115 (32) Environmental Information and Climate Change 121 (33) Other Information 123 (34) Subsequent events 124 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Annual Accounts 31 December 2024 and 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

• Appendices ▪ Appendix I Information on Group Companies, Associates and Others ▪ Appendix II Operating Segments ▪ Appendix III Changes in Other Intangible Assets ▪ Appendix IV Movement in Rights of Use ▪ Appendix V Movement in Property, Plant and Equipment

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Balance Sheet

at 31 December 2024 and 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Assets	Reference	31/12/2024	31/12/2023 (*)	1/1/2023 (*)
Goodwill	Note 6	7,403,056	6,802,127	7,011,909
Other intangible assets	Note 7	2,926,132	2,832,196	2,949,147
Rights of use	Note 8	968,304	945,240	981,260
Property, plant and equipment	Note 9	3,341,846	3,247,123	3,302,858
Investment in equity-accounted investees	Note 10	68,996	421,763	1,497,959
Non-current financial assets measured at fair value		423,439	12,182	38,570
Non-current financial assets at amortized cost		67,053	164,494	458,043
Total non-current financial assets	Note 11	490,492	176,676	496,613
Other non-current contract assets		59	—	—
Other non-current assets	Note 10	137,141	135,633	124,191
Deferred tax assets	Note 28	341,673	300,329	174,923
Total non-current assets		**15,677,699**	**14,861,087**	**16,538,860**
Non-current assets held for sale	Note 12	—	1,089,856	4,969
Inventories	Note 13	3,560,098	3,482,399	3,236,010
Current contract assets	Note 14	35,978	47,751	35,154
Trade and other receivables				
Trade receivables		705,452	645,113	609,081
Other receivables		77,556	74,933	73,181
Current income tax assets		52,589	47,213	56,782
Trade and other receivables	Note 15	835,597	767,259	739,044
Other current financial assets				
Current financial assets measured at fair value		6,064	23,644	12,629
Current financial assets at amortized cost		237,510	116,588	31,034
Total current financial assets	Note 11	243,574	140,232	43,663
Other current assets		72,515	73,942	82,677
Cash and cash equivalents	Note 16	979,780	529,577	549,207
Total current assets		**5,727,542**	**6,131,016**	**4,690,724**
Total assets		**21,405,241**	**20,992,103**	**21,229,584**

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Balance Sheet

at 31 December 2024 and 2023
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and liabilities	**Reference**	**31/12/2024**	**31/12/2023 (*)**	**1/1/2023 (*)**
Share capital		119,604	119,604	119,604
Share premium		910,728	910,728	910,728
Reserves		4,054,505	4,040,961	4,053,156
Treasury stock		(134,448)	(152,748)	(162,220)
Profit for the year attributable to the Parent		156,920	42,318	—
Total shareholder's equity		5,107,309	4,960,863	4,921,268
Cash Flow hedges		(270)	998	(438)
Other comprehensive Income		(8,787)	(9,117)	(8,084)
Other comprehensive income from non-current assets held for sale		—	1,520	—
Other comprehensive income from financial instruments valuation	Note 11	(18,351)	—	—
Translation differences		803,826	414,112	735,777
Other comprehensive expenses		776,418	407,513	727,255
Equity attributable to the Parent	Note 17	5,883,727	5,368,376	5,648,523
Non-controlling interests	Note 19	2,723,298	2,145,319	2,327,606
Total equity		**8,607,025**	**7,513,695**	**7,976,129**
Liabilities				
Grants		13,944	13,807	15,123
Provisions	Note 20	125,048	116,925	110,063
Non-current financial liabilities	Nota 21	9,490,644	10,033,604	10,074,155
Other non-current liabilities		730	—	15
Deferred tax liabilities	Nota 28	1,011,704	988,629	1,034,823
Total non-current liabilities		**10,642,070**	**11,152,965**	**11,234,179**
Provisions	Note 20	38,613	47,806	56,339
Current other financial liabilities	Note 21	676,087	1,023,614	800,939
Trade and other payables				
Suppliers		852,305	822,953	787,964
Other payables		210,179	133,181	114,927
Current income tax liabilities		60,535	14,523	15,687
Total trade and other payables	Note 22	1,123,019	970,657	918,578
Other current liabilities	Note 23	318,427	283,366	243,420
Total current liabilities		**2,156,146**	**2,325,443**	**2,019,276**
Total liabilities		**12,798,216**	**13,478,408**	**13,253,455**
Total equity and liabilities		**21,405,241**	**20,992,103**	**21,229,584**

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Statements of Profit and Loss

for the years ended at 31 December 2024, 2023 and 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	2024	2023 (*)	2022 (*)
Continuing Operations				
Net revenue	Note 5 and 24	7,212,382	6,591,977	6,063,967
Cost of sales		(4,417,844)	(4,108,495)	(3,850,257)
Gross Margin		**2,794,538**	**2,483,482**	**2,213,710**
Research and development		(384,036)	(395,282)	(361,140)
Selling, general and administration expenses		(1,255,291)	(1,372,665)	(1,195,847)
Operating Expenses		**(1,639,327)**	**(1,767,947)**	**(1,556,987)**
Other income		—	3,042	22,235
Profit of equity accounted investees with similar activity to that of the Group	Note 10	36,804	63,740	103,478
Operating Result		**1,192,015**	**782,317**	**782,436**
Finance income		44,423	62,430	33,859
Finance costs		(714,765)	(596,884)	(478,323)
Dividends		2,060	—	—
Financial cost of sale of trade receivables	Note 15	(30,782)	(24,993)	(18,201)
Change in fair value of financial instruments		19,882	1,459	11,999
Impairment of financial assets		(9,081)	—	—
Exchange differences		(59,756)	(16,386)	7,725
Finance result	Note 27	**(748,019)**	**(574,374)**	**(442,941)**
Profit/(loss) of other equity accounted investees	Note 10	—	(922)	(1,482)
Profit before income tax		**443,996**	**207,021**	**338,013**
Income tax expense	Note 28	(231,190)	(43,349)	(90,111)
Consolidated net profit		**212,806**	**163,672**	**247,902**
Consolidated net profit attributable to:		**212,806**	**163,672**	**247,902**
Profit attributable to the Parent		156,920	42,318	185,035
Profit attributable to non-controlling interest	Note 19	55,886	121,354	62,867
Basic earnings per share (Euros)	Note 18	0.23	0.06	0.27
Diluted earnings per share (Euros)	Note 18	0.23	0.06	0.27

(*) Restated figures (note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

Reference 2024 2023 (*) 2022 (*) Consolidated net profit 212,806 163,672 247,902 Translation differences 513,450 (303,352) 531,238 Equity accounted investees / Translation differences Note 10 (18,466) (62,191) (30,771) Other comprehensive income from non-current assets held for sale (1,520) 1,520 — Cash flow hedges - effective portion of changes in fair value 2,007 (20,807) 40,052 Cash flow hedges - amounts taken to profit or loss (3,697) 22,722 (44,809) Tax effect 423 (479) 1,189 Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss 492,197 (362,587) 496,899 Gains (losses) from defined benefit plans 3,231 (2,842) (11,776) Gains (losses) from financial assets measured at fair value through comprehensive income (24,468) — — Tax effect 3,216 1,810 4,560 Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss (18,021) (1,032) (7,216) Total Other comprehensive income (loss) for the year 474,176 (363,619) 489,683 Total comprehensive income (loss) for the year 686,982 (199,947) 737,585 Total comprehensive income attributable to the Parent 525,824 (277,424) 576,938 Total comprehensive income attributable to non-controlling interests 161,158 77,477 160,647 (*) Restated figures (Note 2.d) The accompanying notes form an integral part of the consolidated annual accounts. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Statements of Comprehensive Income for the years ended at 31 December 2024, 2023 and 2022 (Expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. AND SUBSIDIARIES
Consolidated Statements of Cash Flow

31 December 2024, 2023 and 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Reference	2024	2023 (*)	2022 (*)
Cash flows from operating activities				
Profit before income tax		**443,996**	**207,021**	**338,013**
Adjustments for:		**1,182,734**	**1,034,458**	**788,272**
Amortization and depreciation	Note 26	437,897	446,422	410,980
Other adjustments:		744,837	588,036	377,292
(Profit) / losses on equity accounted investments	Note 10	(36,804)	(62,818)	(101,996)
Impairment of assets and net provision charges		73,259	100,943	69,982
(Profit) / losses on disposal of fixed assets		1,378	7,182	(1,731)
Government grants taken to income		(15,254)	(10,260)	(16,440)
Finance cost / (income)		681,122	555,795	445,027
Other adjustments		41,136	(2,806)	(17,550)
Change in operating assets and liabilities		**22,376**	**(362,843)**	**(584,351)**
Change in inventories		25,819	(411,441)	(631,122)
Change in trade and other receivables		(41,883)	(68,815)	(77,494)
Change in current financial assets and other current assets		9,644	12,944	(2,252)
Change in current trade and other payables		28,796	104,469	126,517
Other cash flows used in operating activities		**(746,938)**	**(659,946)**	**(543,361)**
Interest paid	Note 21(e)	(571,487)	(528,942)	(350,387)
Interest received		10,806	13,747	4,054
Income tax paid		(175,563)	(158,854)	(196,436)
Other paid		(10,694)	14,103	(592)
Net cash from/(used in) operating activities		**902,168**	**218,690**	**(1,427)**
Cash flows from investing activities				
Payments for investments		**(701,091)**	**(433,102)**	**(2,090,792)**
Group companies, associates and business units	Note 3 and 10	(285,872)	(29,474)	(1,533,264)
Property, plant and equipment and intangible assets		(371,367)	(310,320)	(392,872)
Property, plant and equipment	Note 7	(232,538)	(224,438)	(283,803)
Intangible assets	Note 9	(138,829)	(85,882)	(109,069)
Other financial assets		(43,852)	(93,308)	(164,656)
Proceeds from the sale of investments		**1,587,758**	**38,383**	**94,669**
Non-current assets held for sale	Note 11 and 12	1,564,256	—	91,373
Property, plant and equipment		23,502	23,247	3,296
Other financial assets		—	15,136	—
Net cash (used in) investing activities		**886,667**	**(394,719)**	**(1,996,123)**
Cash flows from financing activities				
Proceeds from and payments for equity instruments		—	—	(3,459)
Payments for treasury stock		—	—	(3,459)
Proceeds from and payments for financial liability instruments		(1,352,269)	170,037	(168,780)
Issue		4,006,656	1,637,798	1,142,760
Redemption and repayment		(5,247,437)	(1,351,367)	(1,207,253)
Lease payments	Note 8 and 21(e)	(111,488)	(116,394)	(104,287)
Dividends		(962)	—	10,125
Dividends paid		(962)	—	(592)
Dividends received	Note 10	—	—	10,717
Other cash flows used in financing activities		(5,483)	1,456	(2,787)
Financing costs included in the amortized cost of the debt		(57,602)	—	—
Other amounts from / (used in) financing activities		52,119	1,456	(2,787)
Net cash from/(used in) financing activities		**(1,358,714)**	**171,493**	**(164,901)**
Effect of exchange rate fluctuations on cash		**20,082**	**(15,094)**	**35,551**
Net increase / (decrease) in cash and cash equivalents		**450,203**	**(19,630)**	**(2,126,900)**
Cash and cash equivalents at beginning of the year		**529,577**	**549,207**	**2,676,107**
Cash and cash equivalents at year end	Note 16	**979,780**	**529,577**	**549,207**

(*) Restated figures (Note 2.d)
The accompanying notes form an integral part of the consolidated annual accounts.

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended

31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent												
							Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2021		119,604	910,728	4,133,388	188,726	—	(164,189)	333,091	(869)	—	—	3,130	5,523,609	1,793,489	7,317,098
Adjustment due to restatement (Note 2.d)		—	—	(453,700)	(4,399)	—	—	(310)	—	—	—	—	(458,409)	—	(458,409)
Balance at 31 December 2021 (*)		119,604	910,728	3,679,688	184,327	—	(164,189)	332,781	(869)	—	—	3,130	5,065,200	1,793,489	6,858,689
Translation differences		—	—	—	—	—	—	402,542	—	—	—	—	402,542	97,780	500,322
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(3,568)	(3,568)	—	(3,568)
Other comprehensive income		—	—	—	—	—	—	—	(7,215)	—	—	—	(7,215)	—	(7,215)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	402,542	(7,215)	—	—	(3,568)	391,759	97,780	489,539
Profit/(loss) for the year		—	—	—	208,279	—	—	—	—	—	—	—	208,279	62,867	271,146
Total comprehensive income / (expense) for the year		—	—	—	208,279	—	—	—	—	—	—	—	208,279	62,867	271,146
Net change in treasury stock	Note 17(d)	—	—	—	—	—	1,969	—	—	—	—	—	1,969	—	1,969
Acquisition / Divestment of non-controlling interests	Note 17(c) and 19	—	—	—	—	—	—	—	—	—	—	—	—	373,468	373,468
Other changes		—	—	4,322	—	—	—	—	—	—	—	—	4,322	2	4,324
Distribution of 2021 profit:		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	184,327	(184,327)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	188,649	(184,327)	—	1,969	—	—	—	—	—	6,291	373,470	379,761
Balance at 31 December 2022		119,604	910,728	3,868,337	208,279	—	(162,220)	735,323	(8,084)	—	—	(438)	5,671,529	2,327,606	7,999,135
Adjustment due to restatement (Note 2.d)		—	—	(216)	(23,244)	—	—	454	—	—	—	—	(23,006)	—	(23,006)
Balance at 31 December 2022 (*)		119,604	910,728	3,868,121	185,035	—	(162,220)	735,777	(8,084)	—	—	(438)	5,648,523	2,327,606	7,976,129

GRIFOLS, S.A. AND SUBSIDIARIES
Statement of Changes in Consolidated Equity for the years ended

31 December 2024, 2023 and 2022
(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent													
								Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2022 (*)		119,604	910,728	3,868,121	185,035	—	(162,220)	735,777	(8,084)	—	—	(438)	5,648,523	2,327,606	7,976,129
Translation differences		—	—	—	—	—	—	(321,565)	—	—	—	—	(321,565)	(43,877)	(365,442)
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	1,436	1,436	—	1,436
Other comprehensive income		—	—	—	—	—	—	—	(1,033)	—	—	—	(1,033)	—	(1,033)
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	1,520	—	—	1,520	—	1,520
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	(321,565)	(1,033)	1,520	—	1,436	(319,642)	(43,877)	(363,519)
Profit/(loss) for the year		—	—	—	59,315	—	—	—	—	—	—	—	59,315	121,354	180,669
Total comprehensive income / (expense) for the year		—	—	—	59,315	—	—	—	—	—	—	—	59,315	121,354	180,669
Net change in treasury stock	Note 17(d)	—	—	—	—	—	9,472	—	—	—	—	—	9,472	—	9,472
Acquisition / Divestment of non-controlling interests	Note 17(c) and 19	—	—	(1,525)	—	—	—	—	—	—	—	—	(1,525)	325	(1,200)
Other changes		—	—	(10,670)	—	—	—	—	—	—	—	—	(10,670)	(260,089)	(270,759)
Distribution of 2022 profit:		—	—	185,035	(185,035)	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	172,840	(185,035)	—	9,472	—	—	—	—	—	(2,723)	(259,764)	(262,487)
Balance at 31 December 2023		119,604	910,728	4,040,961	59,315	—	(152,748)	414,212	(9,117)	1,520	—	998	5,385,473	2,145,319	7,530,792
Adjustment due to restatement (Note 2.d)		—	—	—	(16,997)	—	—	(100)	—	—	—	—	(17,097)	—	(17,097)
Balance at 31 December 2023 (*)		119,604	910,728	4,040,961	42,318	—	(152,748)	414,112	(9,117)	1,520	—	998	5,368,376	2,145,319	7,513,695

GRIFOLS, S.A. AND SUBSIDIARIES

Statement of Changes in Consolidated Equity for the years ended

31 December 2024, 2023 and 2022

(Expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

		Attributable to shareholders of the Parent													
								Accumulated other comprehensive income							
	Reference	Share Capital	Share Premium	Reserves	Profit attributable to Parent	Interim dividend	Treasury Stock	Translation differences	Other comprehensive income	Other comprehensive income from non-current assets held for sale	Other comprehensive income from financial instruments valuation	Cash flow hedges	Equity to attributable to Parent	Non-controlling interests	Equity
Balance at 31 December 2023 (*)		119,604	910,728	4,040,961	42,318	—	(152,748)	414,112	(9,117)	1,520	—	998	5,368,376	2,145,319	7,513,695
Translation differences		—	—	—	—	—	—	389,714	—	—	—	—	389,714	105,271	494,985
Cash flow hedges	Note 30	—	—	—	—	—	—	—	—	—	—	(1,268)	(1,268)	—	(1,268)
Other comprehensive income		—	—	—	—	—	—	—	330	—	—	—	330	—	330
Other comprehensive income from non-current assets held for sale		—	—	—	—	—	—	—	—	(1,520)	—	—	(1,520)	—	(1,520)
Other comprehensive income from financial instruments valuation		—	—	—	—	—	—	—	—	—	(18,351)	—	(18,351)	—	(18,351)
Other comprehensive income / (expense) for the year		—	—	—	—	—	—	389,714	330	(1,520)	(18,351)	(1,268)	368,905	105,271	474,176
Profit/(loss) for the year		—	—	—	156,920	—	—	—	—	—	—	—	156,920	55,886	212,806
Total comprehensive income / (expense) for the year		—	—	—	156,920	—	—	—	—	—	—	—	156,920	55,886	212,806
Net change in treasury stock	Note 17(d)	—	—	—	—	—	18,300	—	—	—	—	—	18,300	—	18,300
Acquisition / Divestment of non-controlling interests	Note 17(c) and 19	—	—	(9,699)	—	—	—	—	—	—	—	—	(9,699)	(25,519)	(35,218)
Other changes	Note 10	—	—	(19,075)	—	—	—	—	—	—	—	—	(19,075)	508,212	489,137
Distribution of 2023 profit:		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Reserves		—	—	42,318	(42,318)	—	—	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	—	—	—	—	—	—	(65,871)	(65,871)
Interim dividend		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operations with shareholders or owners		—	—	13,544	(42,318)	—	18,300	—	—	—	—	—	(10,474)	416,822	406,348
Balance at 31 December 2024		119,604	910,728	4,054,505	156,920	—	(134,448)	803,826	(8,787)	—	(18,351)	(270)	5,883,727	2,723,298	8,607,025

(*) Restated figures (Note 2.d)

The accompanying notes form an integral part of the consolidated annual accounts.

(1) Nature, Principal Activities and Subsidiaries Grifols, S.A. (hereinafter the Company) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered and tax offices are in Avinguda de la Generalitat 152-158, 08174 Sant Cugat del Valles, Barcelona. The Company's statutory activity consist of providing corporate and business administration, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. On 17 May 2006 the Company completed its flotation on the Spanish securities market, which was conducted through the public offering of 71,000,000 ordinary shares of Euros 0.50 par value each and a share premium of Euros 3.90 per share. The total capital increase (including the share premium) amounted to Euros 312.4 million, equivalent to a price of Euros 4.40 per share. The Company’s shares were floated on the Spanish stock exchange IBEX-35 index on 2 January 2008. All of the Company’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao securities markets and on the Spanish Automated Quotation System (SIBE/Continuous Market). On 2 June 2011, Class B non-voting shares (ADRs) were listed on the NASDAQ (USA) and on the Spanish Automated Quotation System (SIBE/Continuous Market). Grifols, S.A. is the Parent of the subsidiaries listed in Appendix I of this note to the consolidated annual accounts. Grifols, S.A. and subsidiaries (hereinafter the Group) act on an integrated basis and under common management and their principal activity is the procurement, manufacture, preparation and commercialization of essential plasma medicines, non-plasma therapies and diagnostic solutions. The main factory locations of the Group’s Spanish companies are in Parets del Vallés (Barcelona) and Torres de Cotilla (Murcia), while the US companies are located in Los Angeles (California), Clayton (North Carolina), Emeryville (California), and San Diego (California). Additionally, the Group has manufacturing facilities in Dublin (Ireland), Montreal (Canada) and Dreieich (Germany). (2) Basis of Presentation The consolidated annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. and of the Group companies. The consolidated annual accounts for 2024 and its comparative figures have been prepared under International Financial Reporting Standards as adopted by the European Union (IFRS-EU) which for Grifols Group purposes, are identical to the standards as issued by the International Accounting Standard Board (IFRS-IASB) to present fairly the consolidated equity and consolidated financial position of Grifols, S.A. and subsidiaries for 2024, as well as the consolidated results from their operations, consolidated cash flows and consolidated changes in equity for the year then ended. At their meeting held on 25 February 2025 the Board of Directors of Grifols, S.A. authorized for issue the 2024, consolidated annual accounts. The figures set out in these consolidated annual accounts are stated in thousand Euro, unless indicated otherwise. These consolidated annual accounts for 2024 show comparative figures for 2023 and voluntarily show figures for 2022 from the consolidated statement of profit and loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows and their corresponding notes thereto. For the purposes of comparing the consolidated statement of profit and loss for 2024, 2023 and 2022 and the consolidated balance sheet for 2024 and 2023, the effects of the application new standards described in note 2 must be taken into account. The Group adopted IFRS-EU for the first time on 1 January 2004 and has been preparing its annual accounts under International Financial Reporting Standards, as adopted by the European Union (IFRS-EU) as required by Spanish capital market regulations governing the presentation of financial statements by companies whose debt or own equity instruments are listed on a regulated market. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1

In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland) (see Appendix I), for the financial year ended 31 December 2024 as referred to in subsection 1(b) of that Act, for the purposes of enabling Grifols Worldwide Operations Limited to claim exemption from the requirement to file their own financial statements in Ireland. a) Relevant accounting estimates, assumptions and judgments used when applying accounting principles The preparation of the consolidated annual accounts in conformity with IFRS-EU requires management to make judgments, estimates and assumptions that affect the application of Group accounting policies. The following notes include a summary of the relevant accounting estimates and judgments used to apply accounting policies which have the most significant effect on the amounts recognized in the consolidated annual accounts. • Assumptions used to test non-financial assets for impairment. Relevant cash generating units are tested at least annually for impairment. These are based on risk-adjusted future cash flows discounted using appropriate interest rates. Assumptions relating to risk-adjusted future cash flows and discount rates are based on business forecasts and are therefore inherently subjective. Future events could cause a change in business forecasts, with a consequent adverse effect on the future results of the Group. • The determination of the fair value of the acquired assets and assumed liabilities in a business combination and the allocation of the purchase price (see note 3 and 4a). • Evaluation of the capitalization of development costs (see note 4(d)). Key assumption is related to the estimation of sufficient future economic benefits of the projects. • Valuation of inventory and assessment of the recoverability of the carrying value of inventory. The key assumptions consider the regulatory approvals and the forecasted demand for the products marketed by the Group. • The calculation of the income tax expense requires tax legislation interpretations in the jurisdictions where Grifols operates. The decision as to whether the tax authority will accept a given uncertain tax treatment and the expected outcome of outstanding litigation requires significant estimates and judgements. Likewise, Grifols recognizes deferred tax assets, mainly from tax credits and rights to deduct to the extent that it is probable that sufficient taxable income will be available against which temporary differences can be utilized, based on management assumptions regarding amount and payments of future taxable profits (see notes 4(q) and 28). • Determination of chargebacks made to certain customers in the United States (see note 4(p)). • The assumptions used for the calculation of the fair value of financial instruments (see notes 29 and 30). • The assessment of the classification as equity instruments of certain financial instruments that, under particular circumstances, may result in a cash outflow (see note 17a). • Evaluation of whether Grifols controls a subsidiary or not, analyzing factors such as rights derived from contractual agreements, as well as actual and potential voting rights, considering for these purposes the potential voting rights held by Grifols exercisable at the closing date of its fiscal year (see notes 10 and 19). • Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. declares and distributes dividends to its shareholders (see note 29(e)). No changes have been made to prior year judgments relating to existing uncertainties. The Group is also exposed to interest rate and currency risks. Refer to sensitivity analysis in note 30. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 1

b) Basis of consolidation Appendix I shows details of the percentages of direct or indirect ownership of subsidiaries by the Company at 31 December 2024, 2023 and 2022, as well as the consolidation method used in each case for preparation of the accompanying consolidated annual accounts. Subsidiaries in which the Company directly or indirectly owns the majority of equity or voting rights have been consolidated. Associates in which the Company owns between 20% or more of the voting rights and over which it has no control but does have significant influence, have been accounted for under the equity method. Despite the Group has not acquired 100% of Grifols Malaysia Sdn Bhd until November 2024, previously, holding 49% of the shares with voting rights, through a contract with the other shareholder and a pledge on its shares, it controlled the majority of the economic decisions and voting rights of said company, therefore, previously being consolidated too. On the other hand, the Group holds the 75% of the voting rights of Biotek America LLC (“ITK JV”), a company created as a result of a collaboration with Immunotek GH, LLC (Immunotek) with the aim of building and managing 28 plasma donor centers (see note 10). Such collaboration has been integrated in these consolidated annual accounts as a joint agreement. The entities Haema Gmbh (formerly Haema AG) and BPC Plasma, Inc., and previously Haema Plasma Kft. until its acquisition in October 2024, of which Grifols does not hold shares, but there exists control over them (see note 19), have been consolidated. Grifols (Thailand) Ltd. has two classes of shares and the Group, through the class of shares it owns, holds the majority of the voting rights. As a consequence, it has been consolidated. Mecwins, effective May 2024, ceased to be an associated company of Progenika Biopharma, S.A. as loses its significant influence over its interest. Changes in associates and jointly controlled entities are detailed in note 10. Changes in subsidiaries In 2024: • Merge agreements During the current financial year 2024, the companies Biotest Italy, S.R.L., Biotest Medical, S.L.U., Biotest Farmaceutica LTDA and Biotest France SAS entered into merger agreements, with the resulting companies being, respectively, Grifols Italia S.p.A., Grifols Movaco, S.A., Grifols Biotest Ltda and Grifols France S.A.R.L. • Grifols Pyrenees Reserarch Center, S.L. With effect as of July 25, 2024, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Ltd, reached an agreement to acquire the remaining 20% belonging to the Government of Andorra by an amount of Euros 200 thousands. • Haema Plasma Kft. With effect as of 31 October 2024, Grifols, through its subsidiary Grifols Worldwide Operations Limited, acquired 100% of the capital of Haema Plasma Kft. from Scranton Plasma, B.V. (an entity related to the Group) for an amount of Euro 35 million, supported by a fairness opinion issued by an independent expert. Given that Grifols already exercised control over that subsidiary prior to the acquisition, the transaction had no impact on Consolidated Statement of Profit and Loss for the 2024 financial year, as it is a transaction with a non-controlling interest in which Grifols retains control over Haema Plasma Kft. (see note 3(e) and note 31). Therefore, the difference between the GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2 amount paid and the reduction in the minority interests has been recorded in reserves attributable to the parent company for a negative amount of Euros 14,022 thousand as of December 31, 2024. • Grifols Malaysia SDN BHD With effect as of October 7, 2024, Grifols, through its wholly owned subsidiary Grifols Asia Pacific PTE LTD, reached an agreement to acquire the remaining 51% of shares of Grifols Malaysia SDN BHD by an amount of Euros 16 thousands. In 2023: • Grifols Escrow Issuer, S.A. and Gripdan Invest, S.L. With effect as of 1 January 2023, Grifols Escrow Issuer, S.A., Gripdan Invest, S.L., both wholly-owned subsidiaries, and Grifols, S.A. entered into a merger agreement, with Grifols, S.A. being the surviving company. This operation has had no impact on the Consolidated Annual Accounts. • Access Biologicals LLC. and Chiquito Acquisition Corp. With effect as of 1 April 2023, Access Biologicals LLC, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc., all wholly-owned subsidiaries, entered into a merger agreement, with Grifols Bio Supplies, Inc. being the surviving company. This operation has had no impact on the Consolidated Annual Accounts. • Goetech LLC On 30 June 2023, the company Geotech LLC (D/B/A Medkeeper) has been dissolved. This operation has had no impact on the Consolidated Annual Accounts. • Kiro Grifols, S.L. On 27 July 2023, Grifols reached an agreement to acquire the remaining 10% of shares of Kiro Grifols, S.L. for a total amount of Euros 1,161 thousand. Grifols now owns the 100% of its shares. • AlbaJuna Therapeutics, S.L. On 9 October 2023, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire the remaining 51% of shares of AlbaJuna Therapeutics, S.L. for a total amount of 1 Euro (see note 3(c)). • Biotest (U.K.), Ltd. On 1st June 2023, Grifols U.K., Ltd. reached an agreement with Biotest AG to acquire the 100% of shares of Biotest (U.K. Ltd.) for a total amount of Euros 20,079 thousand. With effect 1st November 2023, Biotest (U.K., Ltd.) has transferred its net assets to Grifols U.K., resulting in an amalgamation. The following companies were formed during 2023 and became part of the Grifols Group consolidated: • Biomat Holdings, LLC • Canada, Inc.(subsequently changed its name to Grifols Plasma Canada - Ontario Inc.) GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 3

In 2022: • Albimmune, S.L. On 13 January 2022, Grifols, through its wholly owned subsidiary Grifols Innovation and New Technologies Limited, Inc., reached an agreement to acquire 51% of the shares of Albimmune, S.L. for a total amount of Euros 3,000. • VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand. As a result of this divestment, the Group has recognized income of Euros 7,557 thousand in the Consolidated Statement of Profit and Loss. • Biomat USA, Inc. Effective 1 April 2022, Biomat USA Inc. and Talecris Plasma Resources, Inc. entered into a merger agreement, and the resulting company was Biomat USA, Inc. • Biotest, AG and Grifols Biotest Holdings, GmbH On 25 April 2022, and once all regulatory approvals had been obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG and the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, for Euros 1,460,853 thousand (see note 3). • Access Biologicals LLC. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., exercised a call option to buy the remaining 51% of shares of Access Biologicals LLC for a total of US Dollars 142 million (see note 3 and 10). • Grifols México, S.A. de C.V. Effective 15 December 2022, Grifols México, S.A. de C.V. and Logística Grifols, S.A. de C.V. entered into a merger agreement, and the resulting company was Grifols México, S.A. de C.V. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 4

c) Amendments to IFRS in 2024 As of the date of preparation of these annual financial statements, the following standards published by the IASB and the IFRS Interpretations Committee and adopted by the European Union for application in Europe came into force and, therefore, have been taken into account in the preparation of these consolidated annual accounts: Effective in 2024 Mandatory application for annual periods beginning on or after: Standards EU effective date IASB effective date IAS 1 Amendments to IAS 1 Presentation of Financial Statements: - Classification of Liabilities as Current or Non-current Date (issued on 23 January 2020); - Classification of Liabilities as Current or Non-current - Deferral of Effective Date (issued on 15 July 2020); and - Non-current Liabilities with Covenants (issued on 31 October 2022) 1 January 2024 1 January 2024 IFRS 16 Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback (issued on 22 September 2022) 1 January 2024 1 January 2024 IAS 7 Amendments to IAS 7 Cash flow statement and NIIF 7 Financial instruments: information to disclose: Financial agreements with suppliers (issued on 25 May 2023). 1 January 2024 1 January 2024 The application of these standards and interpretations has had no significant impact on these consolidated annual accounts. Standards issued but not effective in 2024 At the date these consolidated annual accounts were authorized for issue, the following IFRS and amendments have been published by the IASB but their application is not mandatory until the future periods indicated below: Mandatory application for annual periods beginning on or after: Standards EU effective date IASB effective date IAS 21 Amendment to IAS 21 Effects of foreign currency conversions on changes in exchange rates: absence of convertibility 1 January 2025 1 January 2025 IFRS 18 Presentation and Disclosure in Financial Statements (issued on 9 April 2024) Pending 1 January 2027 IFRS 19 Subsidiaries without Public Accountability: Disclosures (issued on 9 May 2024) Pending 1 January 2027 IFRS 9 / IFRS 7 Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024) Pending 1 January 2026 Annual Improvements Volume 11 (issued on 18 July 2024) Pending 1 January 2026 IFRS 9 / IFRS 7 Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7 (issued on 18 December 2024) Pending 1 January 2026 The Group has not applied any of these standards or interpretations in advance of their effective date. The application of these standards and interpretations would not have significant impact on these consolidated financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 5

d) Changes in accounting criteria and corrections of error The financial information as of December 31, 2023 presented for comparative purposes, differs from that approved by the Ordinary General Meeting of Shareholders of the Parent Company on June 14, 2024 due to the reclassification between subheadings of the Consolidated Comprehensive Income statement detailed in note 10 and the reasons set out below: Biotek America LLC In July 2021, Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) to open and manage plasma donation centres. The transaction was implemented through the joint creation of a company in the United States, Biotek America LLC ("ITK JV"). Until 2022, Grifols had recognised its interest in the ITK JV as a financial investment. In 2024, following discussions with the Spanish National Securities Market Commission (CNMV), it was concluded that this agreement should be recognised as a joint operation and therefore the assets, liabilities and results of the jointly controlled entity should be recognised. Consequently, in the consolidated annual accounts at December 31, 2023, the assets and liabilities of the joint operation were integrated in the amount of Euros 151 millions and Euros 191 millions, respectively, recognising a negative adjustment in reserves of Euros 40 millions, net of translation differences. The integration was carried out prospectively from January 1, 2023. This negative adjustment to reserves relates mainly to the losses of Biotek America, LLC in 2021, 2022 and 2023. To accurately present these losses in the respective income statements for each period, the comparative figures corresponding to the income statement for 2023 and 2022 have been restated in the consolidated financial statements for 2024, the impact of which represents a reduction in results of Euros 23 millions and Euros 17 millions, respectively. Shanghai RAAS On March 30, 2020, Grifols received shares of Shanghai RAAS Blood Products Co. Limited (hereinafter, "SRAAS") corresponding to 26.2% of its share capital in exchange for having previously delivered shares representing 45% of the economic rights of its subsidiary Grifols Diagnostic Solutions, Inc. (hereinafter "GDS") under the swap agreement entered into with SRAAS in 2019. Grifols therefore held a stake in an associate which in turn holds a stake in the GDS subsidiary. Since International Financial Reporting Standards (IFRS) do not address the accounting treatment of non-controlling interest when an investment in an associate has a stake in a Group company, Grifols chose the accounting policy to (i) increase the percentage of ownership attributable to Grifols in GDS by the indirect interest Grifols obtained through its stake in SRAAS by 11.79% (26.2% of 45%), thereby reducing the non-controlling interest by that percentage, and (ii) exclude any amount recognized by SRAAS for its stake in GDS from the equity-method investment in SRAAS, as Grifols consolidates 100% of the GDS net assets. Consequently, due to the accounting policy adopted in March 2020, Grifols had an attributable stake of 66.79% (55% + 11.79%) in GDS, while the non-controlling interest was reduced from 45% to 33.21% amounting to Euros 403 million. This reduction in net equity attributable to the non-controlling interest was offset against consolidated reserves because it was a transaction with minority shareholders without loss of control. As a result of selling the 20% equity stake in SRAAS in 2024 (see note 12), it has been identified that the initial recognition of the investment in SRAAS should have excluded the amount that SRAAS held in GDS according to Grifols’ accounting policy at the transaction date, amounting to Euros 457 million. Therefore, the reduction in equity attributable to non-controlling interest should have decreased the investment in equity-accounted investee in SRAAS instead of affecting consolidated reserves. Consequently, both the stake in SRAAS and consolidated reserves are overvalued by Euros 457 million for the years 2020 to 2023. The difference between the Euros 457 million and the Euros 403 million initially recorded corresponds to the revaluation of the indirect stake that Grifols acquires in GDS through its stake in SRAAS. This adjustment entails a reduction in consolidated reserves as it is a transaction with a minority shareholder without loss of control. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 6

In this context, the amounts related to ‘Investment in equity-accounted investees’, ‘Non-current assets held for sale,’ and ‘Consolidated reserves’ as of January 1, 2023 and December 31, 2023, have been restated in the comparative information as detailed in the table below. Despite this correction resulting in a reduction of consolidated equity by Euros 457 million, it has had no impact on the Consolidated Statements of Profit and Loss; it represents an incorrect accounting treatment without affecting the correct results for each affected financial year. Therefore, the results recognized in the equity-method investment in SRAAS and the results attributable to both the Parent Company and the non-controlling interest in GDS in the consolidated annual accounts from 2020 to 2023 are correctly accounted for. Additionally, following this correction, which decreased the carrying value of the investment in SRAAS, the net gain recorded from the sale of the 20% stake in SRAAS is accurately accounted for in the 2024 financial statements. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 7

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The following tables summarize the impacts on the comparative information in the Consolidated Balance Sheet and in the Consolidated Statements of Profit and Loss due to the above:

Consolidated Balance Sheet
at 1 January 2023
(Expressed in thousands of Euros)

Assets	1/1/2023	Integration adjustment Biotek America	Adjustment SRAAS	Restated 1/1/2023
Rights of use	897,552	83,708	—	981,260
Property, plant and equipment	3,270,937	31,921	—	3,302,858
Investment in equity-accounted investees	1,955,177	—	(457,218)	1,497,959
Non-current financial assets	582,175	(124,132)	—	458,043
Other non-current assets	—	124,191	—	124,191
Total non-current assets	**16,880,390**	**115,688**	**(457,218)**	**16,538,860**
Inventories	3,201,357	34,653	—	3,236,010
Trade and other receivables	608,688	393	—	609,081
Other current assets	81,814	863	—	82,677
Cash and cash equivalents	547,979	1,228	—	549,207
Total current assets	**4,653,587**	**37,137**	—	**4,690,724**
Total assets	**21,533,977**	**152,825**	**(457,218)**	**21,229,584**
Equity and liabilities				
Reserves	4,534,715	(24,341)	(457,218)	4,053,156
Total equity	**5,402,827**	**(24,341)**	**(457,218)**	**4,921,268**
Translation differences	735,633	144	—	735,777
Equity attributable to the Parent	**6,129,938**	**(24,197)**	**(457,218)**	**5,648,523**
Total equity	**8,457,544**	**(24,197)**	**(457,218)**	**7,976,129**
Non-current financial liabilities	9,960,562	113,593	—	10,074,155
Total non-current liabilities	**11,120,586**	**113,593**	—	**11,234,179**
Current financial liabilities	795,686	5,253	—	800,939
Trade and other payables	862,335	56,243	—	918,578
Other current liabilities	241,487	1,933	—	243,420
Total current liabilities	**1,955,847**	**63,429**	—	**2,019,276**
Total liabilities	**13,076,433**	**177,022**	—	**13,253,455**
Total equity and liabilities	**21,533,977**	**152,825**	**(457,218)**	**21,229,584**

8

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Consolidated Balance Sheet
at 31 December 2023
(Expressed in thousands of Euros)

Assets	31/12/2023	Integration adjustment Biotek America	Adjustment SRAAS	Restated 31/12/2023
Investment in equity-accounted investees	534,970	—	(113,207)	421,763
Other non-current assets	145,522	(9,889)	—	135,633
Deferred tax assets	305,295	(4,966)	—	300,329
Total non-current assets	**14,989,149**	**(14,855)**	**(113,207)**	**14,861,087**
Non-current assets held for sale	1,433,867	—	(344,011)	1,089,856
Inventories	3,459,277	23,122	—	3,482,399
Total current assets	**6,451,905**	**23,122**	**(344,011)**	**6,131,016**
Total assets	**21,441,054**	**8,267**	**(457,218)**	**20,992,103**
Equity and liabilities				
Reserves	4,482,798	15,381	(457,218)	4,040,961
Profit for the year attributable to the Parent	59,315	(16,997)	—	42,318
Total equity	**5,419,697**	**(1,616)**	**(457,218)**	**4,960,863**
Translation differences	414,068	44	—	414,112
Equity attributable to the Parent	5,827,166	(1,572)	(457,218)	5,368,376
Total equity	**7,972,485**	**(1,572)**	**(457,218)**	**7,513,695**
Total trade and other payables	960,818	9,839	—	970,657
Total liabilities	**13,468,569**	**9,839**	—	**13,478,408**
Total equity and liabilities	**21,441,054**	**8,267**	**(457,218)**	**20,992,103**

9

Consolidated Statements of Profit and Loss at 31 December 2022 (Expressed in thousands of Euros) Integration adjustment Restated 2022 Biotek America 2022 Net revenue 6,063,967 — 6,063,967 Cost of sales (3,832,437) (17,820) (3,850,257) Gross Margin 2,231,530 — 2,213,710 Operating Expenses (1,551,563) (5,424) (1,556,987) Other Income 22,235 22,235 Profit of equity accounted investees with similar activity to that of the Group 103,478 — 103,478 Operating Result 805,680 (23,244) 782,436 Finance result (442,941) (442,941) Profit/(loss) of equity accounted investees (1,482) — (1,482) Profit before income tax from continuing operations 361,257 (23,244) 338,013 Income tax expense (90,111) — (90,111) Profit after income tax from continuing operations 271,146 (23,244) 247,902 Consolidated profit for the year 271,146 (23,244) 247,902 Profit attributable to the Parent 208,279 (23,244) 185,035 Profit attributable to non-controlling interest 62,867 — 62,867 Basic earnings per share (Euros) 0.31 (0.04) 0.27 Diluted earnings per share (Euros) 0.31 (0.04) 0.27 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 10

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Consolidated Statements of Profit and Loss
at 31 December 2023
(Expressed in thousands of Euros)

	2023	Integration adjustment Biotek America	Restated 2023
Net revenue	6,591,977	—	6,591,977
Cost of sales	(4,097,406)	(11,089)	(4,108,495)
Gross Margin	**2,494,571**	—	**2,483,482**
Operating Expenses	**(1,761,955)**	**(5,992)**	**(1,767,947)**
Other Income	3,042		3,042
Profit of equity accounted investees with similar activity to that of the Group	63,740	—	63,740
Operating Result	**799,398**	**(17,081)**	**782,317**
Finance result	**(574,458)**	**84**	**(574,374)**
Profit/(loss) of equity accounted investees	(922)	—	(922)
Profit before income tax from continuing operations	**224,018**	**(16,997)**	**207,021**
Income tax expense	(43,349)	—	(43,349)
Profit after income tax from continuing operations	**180,669**	**(16,997)**	**163,672**
Consolidated profit for the year	**180,669**	**(16,997)**	**163,672**
Profit attributable to the Parent	59,315	(16,997)	42,318
Profit attributable to non-controlling interest	121,354	—	121,354
Basic earnings per share (Euros)	0.09	(0.03)	0.06
Diluted earnings per share (Euros)	0.09	(0.03)	0.06

(3) Business Combinations and Divestments

2024

a) Immunotek Plasma Center

As a result of the collaboration agreement signed with ImmunoTek GH, LLC, Grifols acquired 7 silos on April 1, 2024 and 7 silos on July 1, 2024, one silo for each plasma center for an amount of US Dollars 134,902 thousand and US Dollars 130,956 thousand, respectively. These transactions enabled Grifols to gain control of the 14 centers as of their acquisition date in 2024, which had previously been considered within a joint operation.

Therefore, Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint operation is null and void and (ii) all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, has been recognized as provisional goodwill at the date of acquisition.

11

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below: Thousand of Euros Thousand of US Dollar Consideration paid 245,798 265,858 Step-up of net assets 1 — — Goodwill 245,798 265,858 Adjustments from the acquisition 2 (12,377) (13,092) Goodwill, net of adjustments 233,421 252,766 1 1There is no step-up of net of assets since the fair value and the carrying amount do no differ significantly. Additionally, the net assets were previously recognized in the consolidated financial statements as part of the joint operation. 2The adjustments resulting from the acquisition correspond mainly to the elimination of the net balance payable that the silos maintained with Immunotek. The net amount represents the accumulated losses from the silos, which were allocated to Immunotek in accordance with the terms of the contract (see note 10) The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce. The operations of these centers were already consolidated since the beginning of the agreement with Immunotek (see note 10), so there is no impact either on turnover, given that all sales transactions are eliminated in the consolidation process, or on results if both transactions had taken place on January 1, 2024. b) Saskatoon plasma center On 7 July, 2023, Grifols, through its 100% owned subsidiary Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.), acquired a plasma donation center from Canadian Plasma Resources Corporation which was a business in accordance with IFRS 3. The purchase price was Canadian Dollars 11,558 thousand (Euros 8,018 thousand). Aggregate details of the cost of the business combination, provisional the fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 8,018 11,558 Total consideration paid 8,018 11,558 Fair value of net assets acquired 160 231 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 7,858 11,327 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12

The amounts determined at the acquisition date of the assets acquired are as follows: Fair Value Thousands of Euros Thousands of Canadian Dollars Property, plant and equipment 96 138 Inventories 64 93 Total Assets 160 231 Total net assets acquired 160 231 The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. The entire goodwill is considered tax deductible. c) Albajuna Therapeutics, S.L. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited (GIANT), reached an agreement to acquire the remaining of the 51% of the shares of Albajuna Therapeutics, S.L. (hereinafter "Albajuna”) for a total amount of 1 euro. In 2016, Grifols made a capital investment of Euros 3.75 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% of the shares in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 whose main activity is the development and manufacture of therapeutic antibodies against HIV. Aggregate details of the cost of the business combination, the provisional fair value of the net assets acquired and the provisional goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid — Total consideration paid — Fair value of net assets acquired (1,794) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 1,794 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 13

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Non-current financial assets 165 Deferred tax assets 239 Trade and other receivables 185 Cash and cash equivalents 86 Total assets 675 Non-current financial liabilities (2,300) Current financial liabilities (164) Trade and other payables (5) Total Liabilities and contingent liabilities (2,469) Total net assets acquired (1,794) As future economic benefits cannot be estimated at the acquisition date, the total amount allocated to goodwill has been totally impaired immediately upon recognition (see note 6). 2022 d) Grifols Canada Plasma, Inc. On 31 December 2021, Grifols, through its wholly owned subsidiary Grifols Canada Therapeutics, Inc., acquired all the shares of Prometic Plasma Resources Inc. for a total of Canadian Dollars 11,127 thousand (Euros 7,757 thousand). Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Canadian Dollars Cost of the business combination Consideration paid 7,757 11,127 Total consideration paid 7,757 11,127 Fair value of net assets acquired 4,933 7,075 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 2,824 4,052 At transaction date, total consideration paid was allocated to goodwill, and the amount was restated based on the fair value of the net assets acquired during the following year. Consequently, the amount reflected in note 6 is the movement between both effects, while the amount in the previous table shows the final balance. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 14

The amounts determined at the acquisition date of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Thousands of Canadian Dollars Other Intangible Assets 551 791 Rights of Use 238 341 Property, plant and equipment 36 51 Inventories 71 102 Trade and other reeceivables 4,603 6,602 Other current assets 9 13 Cash and cash equivalents 32 46 Total Assets 5,540 7,946 Non-current financial liabilities (32) (46) Current financial liabilities (264) (379) Trade and other payables (311) (446) Total Liabilities (607) (871) Total net assets acquired 4,933 7,075 The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licenses and workforce. Grifols Canada Plasma, Inc. acquisition had an impact of Euros 3,933 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022. e) Haema Plasma Kft On 1 February 2021, Scranton Plasma B.V. acquired 100% of the shares of Haema Plasma Kft. Scranton Enterprises B.V. (the parent company of Scranton Plasma B.V.) is a shareholder of Grifols. On 1 February 2021 the Group signed a call option on the shares of Haema Plasma kft, exercisable by the Group only 12 months after signing and with an expiry of 48 months from the date on which the option becomes exercisable. The option price was set at thirteen times EBITDA minus net debt. Grifols did not make any monetary consideration for the purchase option agreement when signing the agreement. The Group has potential voting rights arising from the option to purchase the shareholding and these are substantive, based on: • A call option for Grifols which gives it the irrevocable and exclusive right (not an obligation) to acquire the Haema Plasma Kft shareholding at any time after 1 February 2022. • Grifols is committed to providing support services in the business of collecting, processing and distributing plasma from the donation centers. There is also a Plasma Supply Agreement whereby the plasma produced by these entities will be used almost entirely to cover Grifols' needs. • There are nos shareholder agreements that provide for relevant decisions to be approved in a manner other than by majority vote. The above are indicators of the power that Grifols acquires over this entity, considering that the call option is likely to be exercised and Grifols will have the financial capacity to carry it out. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 15

Consequently, at the time the option became exercisable, the option empowered Grifols, even though it was not yet exercised, and Haema Plasma Kft. was therefore consolidated in Grifols' consolidated financial statements from 2022. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of Hungarian Forint Call option price 16,948 6,228,796 Total call option price 16,948 6,228,796 Fair value of net assets acquired 2,209 812,371 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 14,739 5,416,425 Grifols did not give any monetary consideration for this purchase option. The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Thousands of Hungarian Forint Other Intangible assets 37 13,620 Rights of Use 3,421 1,257,286 Property, plant and equipment 1,301 478,222 Other non-current assets 302 110,810 Deferred tax assets 13 4,742 Inventories 2,784 1,022,926 Trade and other receivables 357 131,821 Other current assets 252 92,769 Cash and cash equivalents 3,343 1,228,356 Total Assets 11,810 4,340,552 Provisions (169) (61,946) Non-current financial liabilities (2,517) (925,074) Current financial liabilities (4,281) (1,573,216) Trade and other payables (2,100) (771,861) Other current liabilities (534) (196,084) Total Liabilities and contingent liabilities (9,601) (3,528,181) Total net assets acquired 2,209 812,371 The resulting goodwill was allocated to the Biopharma segment and includes the donor database, licences and workforce. The entire goodwill is not considered tax deductible. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 16

f) VCN Biosciences, S.L. On 10 March 2022, Grifols, together with the other shareholders, reached an agreement to sell one hundred percent of the issued and outstanding shares of VCN Bioscience, S.L. for US Dollars 7,700 thousand (Euros 6,901 thousand). As a result of this divestment, the Group recognized an income of Euros 7,557 thousand under “other income” in the statement of profit and loss. VCN’s net assets were derecognised from the consolidated group as of the indicated date. g) Biotest AG On 25 April 2022, and once all regulatory approvals were obtained, Grifols completed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand. The transaction was structured as follows: • Grifols acquired the entire share capital of Tiancheng (Germany) Pharmaceutical Holdings AG for Euros 1,090,518 thousand. This amount included a loan from Tiancheng (Germany) Pharmaceutical Holdings AG, whose current corporate name is Grifols Biotest Holdings GmbH, to Biotest AG of Euros 317,876 thousand. The Biotest shares were valued at Euros 43.00 per ordinary share (17,783,776 shares) and Euros 37.00 per preference share (214,581 shares). • At the same time as the transaction, Grifols closed the voluntary takeover bid to all shareholders, which involved the payment of Euros 370,335 thousand for 1,435,657 ordinary shares at Euros 43.00 per share and 8,340,577 preference shares at Euros 37.00 per share. The acquisition was financed through the issuance of bonds in 2021 (see note 21). The investment in Biotest will significantly strengthen Grifols' capabilities, including its scientific and technical capabilities, helping to strengthen the availability of plasma medicines, its commercial presence and its R&D pipeline. With the opening of 2 new centers, Biotest now has 28 plasma donation centers in Europe. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Cost of the business combination Consideration paid 1,460,853 Total consideration paid 1,460,853 Fair value of net assets acquired 1,157,229 Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 303,624 The resulting goodwill was allocated to the Biopharma segment. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 17

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousand of Euros Other Intangible Assets 1,172,582 Rights of Use 25,256 Property, plant and equipment 545,667 Other non-current assets 13,969 Deferred Tax Assets 9,109 Inventories 259,316 Contract Assets 35,319 Trade and other receivables 88,249 Other current assets 25,644 Cash and cash equivalents 94,662 Total assets 2,269,773 Non-controlling interests (356,386) Non-current provisions (120,298) Non-current financial liabilities (182,761) Other non-current liabilities (9) Deferred tax liabilities (347,192) Current Provisions (18,239) Current financial liabilities (35,052) Trade and other payables (40,489) Other current liabilities (12,118) Total Liabilities and contingent liabilities (1,112,544) Total net assets acquired 1,157,229 As part of the purchase price allocation, the company determined that identifiable intangible assets are the research and development projects in progress valued at Euros 946 million, the current product portfolio valued at Euros 202 million as well as certain distribution agreements valued at Euros 24 million. The fair value of intangible assets was estimated using an income approach and the projected cash flows discounted using rates between 8.6% and 11%. The cash flows were based on estimates used to establish the transaction price and the discount rates applied were compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The fair value of research and development projects in progress involving plasma therapies (Fibrinogen, IgM and IgG) were estimated in accordance with an income approach based on the Multiple-Period Excess Earnings Method for the application of which the results of such projects were adjusted for the probability of success according to the clinical phase of the project at the date of the transaction. The current product portfolio comprised regulatory approvals, trademarks, patient relationships and physician relationships related to products currently marketed by Biotest in the moment of the transaction. The distribution agreements identified as intangible assets relate to the distribution of certain products in different geographic regions. In both cases, the fair value was determined using the Multiple-Period Excess Earnings Method. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 18

Research and development projects in progress, the current product portfolio and distribution agreements are amortized on a straight-line basis over an average period of 20, 30 and 7.5 years, respectively. If the acquisition had taken place as of January 1, 2022, the revenue would have changed by Euros 154,846 thousand and the group result by Euros (15,434) thousand. Biotest Group’s acquisition had an impact of Euros 15,605 thousand loss in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under the heading "Selling, general and administration expenses" in the consolidated statement of profit and loss an amount of Euros 23,600 thousand of transaction costs. h) Access Biologicals LLC. On 15 June 2022, Grifols, through its wholly owned subsidiary Chiquito Acquisition Corp., acquired the remaining 51% of the shares of Access Biologicals LLC, by exercising the call option for a total of US Dollars 142 million. With the acquisition of 100% of the stake, Grifols obtained control over Access Biologicals LLC and was therefore considered a group company and consolidated under the full consolidation method. The difference between the fair value of the previous shareholding and the recognised carrying amount was Euros 72,984 thousand (US Dollars 77,209 thousand), and a gain of this amount was recognised under " Profit/(loss) of equity accounted investees " in the consolidated statement of profit and loss (see note 10). Access Biologicals LLC core business is the collection and manufacture of an extensive portfolio of biological products. Combined with a closed materials sourcing process, it provides support services for different markets such as in-vitro diagnostics, biopharmaceuticals, cell culture and diagnostic research and development. Aggregate details of the cost of the business combination, the fair value of the net assets acquired and the goodwill at the acquisition date are shown below: Reference Thousands of Euros Thousands of US Dollars Cost of the business combination Purchase of the first 49% 48,218 51,010 Purchase of the remaining 51% (present value) 134,742 142,544 Total consideration paid 182,960 193,554 Gain on the previously held investment 72,984 77,209 Accumulated gain for equity method before acquisition date 8,256 8,735 Step-up of the previously held investment 81,240 85,944 Fair value of net assets acquired (83,366) (88,193) Goodwill (excess of the cost of the business combination over the fair value of net assets acquired) Note 6 180,834 191,305 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 19

The amounts determined at the date of consolidation of the assets, liabilities and contingent liabilities acquired are as follows: Fair Value Thousands of Euros Thousands of US Dollars Other Intangible Assets 82,080 86,832 Property, plant and equipment 2,589 2,739 Other non-current assets 75 79 Inventories 16,836 17,811 Trade and other receivables 7,522 7,958 Other current assets 1,529 1,618 Cash and cash equivalents 2,987 3,160 Total Assets 113,618 120,197 Trade and other payables (7,249) (7,669) Deferred tax liabilities (22,981) (24,312) Other non-current liabilities (22) (23) Total Liabilities and contingent liabilities (30,252) (32,004) Total net assets acquired 83,366 88,193 The resulting goodwill was allocated to the Bio-Supplies segment. As part of the purchase price allocation, the Company determined that identifiable intangible assets are customer relationships. Customer relationships were valued using the Multiple-Period Excess Earnings Method, for the application of which a discount rate of 8.1% was considered and a decline rate resulting in an average useful life of 14 years. The cash flows were based on estimates used to establish the transaction price and the discount rate applied was compared with reference to the implied rate of return of the transaction model and the weighted average cost of capital. The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. The factors contributing to its recognition were the acquired workforce as well as the expected benefits from the combination of the Group's activities. If the acquisition had taken place as of January 1, 2022, the consolidated revenue would have changed by Euros 4,402 thousand and the Group result by Euros 1,819 thousand. Access Biologicals LLC acquisition had an impact of Euros 9,479 thousand benefit in the Group result from the acquisition date until the end of fiscal year 2022. The Group recognized under operating expense in the consolidated statement of profit and loss an amount of Euros 486 thousand of transaction costs. i) Goetech, LLC In July 2022, Grifols closed an agreement to sell in cash substantially all of the assets of its subsidiary Goetech LLC, whose trade name is MedKeeper, for a US Dollars 91,635 thousand Enterprise Value (Euros 90,002 thousand). MedKeeper develops and markets innovative mobile and cloud-based IT applications aimed at helping hospital pharmacies boost productivity, process safety and compliance. As a consequence of this divestment, the Group recognized an income of Euros 23,106 thousand in the Statements of Profit and Loss account. Goetech’s net assets were derecognized from the consolidated group as of the indicated date. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 20

(4) Significant Accounting Policies a) Consolidation Subsidiaries Subsidiaries are considered to be those over which the Group exercises control. A subsidiary is controlled when, due to its involvement in it, it is exposed, or has the right, to variable returns and has the capacity to influence such returns through the power it exercises over it. The income, expenses and cash flows of subsidiaries are included in the consolidated annual accounts from the date of acquisition, which is the date on which the Group effectively obtains control of the subsidiaries. Subsidiaries are excluded from consolidation from the date on which control is lost. Transactions and balances with Group companies and unrealized gains or losses have been eliminated in consolidation. The accounting policies of the subsidiaries have been adapted to the Group's accounting policies for transactions and other events that, being similar, have occurred in similar circumstances. The financial statements of the subsidiaries used in the consolidation process are as of the same reporting date and the same period as those of the Parent Company. Appendix I includes information on the subsidiaries included in the Group's consolidation. Business combinations The acquisition method is used to account for the acquisition of businesses in a business combination. The acquisition date is the date on which the Group obtains control of the acquired business. The acquisition cost of a business is determined at the acquisition date and comprises (i) the fair values of assets acquired, (ii) liabilities incurred or assumed, (iii) equity instruments issued, (iv) the fair value of any asset or liability resulting from a contingent consideration arrangement and (v) the fair value of any previous interest in the business. Any disbursement that is not part of the exchange for the acquired business is excluded. Acquisition-related costs are expensed as incurred. The Group recognizes identifiable assets acquired and liabilities and contingent liabilities assumed at fair value at the acquisition date. Non-current assets held for sale, liabilities for employee compensation, transactions with payments based on equity instruments, deferred tax assets and liabilities and right-of-use assets and liabilities and lease liabilities are excluded from the application of this criterion. The excess of the consideration transferred the amount of any non-controlling interest in the acquired business and the acquisition-date fair value of any previous interest in the acquired business over the fair value of the identifiable net assets is recorded as goodwill. If these amounts are less than the fair value of the identifiable net assets of the acquired subsidiary, the difference is recognized in profit or loss as a bargain purchase. When settlement of any part of the cash consideration is deferred, amounts payable in the future are discounted to their present value at the date of exchange. Contingent consideration is classified as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured at fair value with changes in fair value recognized in profit or loss. When the business combination could only be determined on a provisional basis, the identifiable net assets are initially recorded at their provisional values, recognizing the adjustments made during the measurement period as if they had been known at the acquisition date, restating comparative figures for the previous year, if applicable. The adjustments to the provisional values only incorporate information relating to facts and circumstances that existed at GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 21 the acquisition date and which, had they been known, would have affected the amounts recognized at that date. The measurement period should not exceed twelve months from the date of acquisition. If the business combination is carried out in stages, the acquisition-date carrying amount of the previously held equity interest of the acquiree is remeasured at its acquisition-date fair value, with any resulting gain or loss recognized in profit or loss. Non-controlling interests Non-controlling interests in subsidiaries are recorded at the acquisition date at their percentage of interest in the fair value of the identifiable net assets, without considering potential voting rights. In addition, the profit or loss for the year and each component of other comprehensive income allocated to the non-controlling interest is allocated in proportion to its percentage of ownership. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit and loss, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated balance sheet, respectively. The increase and reduction of non-controlling interests in a subsidiary while maintaining control is recognized as an equity transaction in reserves. Associated Associated entities are those over which the Group exercises significant influence, understood as the capacity to intervene in financial and operating decisions, without the existence of control or joint control. Investments in associates are initially recognized at acquisition cost, including costs directly attributable to the acquisition and any active or passive contingent consideration that depends on future events or the fulfillment of certain conditions. Subsequently, investments in associates are accounted for by the equity method from the date on which significant influence exists until the date on which the Company can no longer justify the existence of significant influence. The excess between the cost of the investment and the Group's share of the fair values of the identifiable net assets is recorded as goodwill, which is included in the carrying amount of the investment. The shortfall, once the amounts of the cost of the investment and the identification and valuation of the net assets of the associate have been evaluated, is recorded as income in the determination of the investor's share in the results of the associate for the year in which it was acquired. The accounting policies of the associated companies have been subject to time and valuation standardization in the same terms as those referred to in the subsidiaries. The Group's share in the profits or losses of associates obtained from the date that the significant influence exists is recorded as an increase or decrease in the value of the investments with a credit or debit to "Profit of equity accounted investees with similar activity to that of the Group" when the investee companies carry out the same activity as the corporate purpose of the Group described in note 1 and, otherwise, in “Profit /(loss) of equity accounted investees”. Likewise, the Group's share in the other comprehensive income of associates obtained since date that the significant influence exists is recorded as an increase or decrease in the value of the investments in associates, with the balancing entry by nature being recognized in other comprehensive income. Dividend distributions are recorded as decreases in the value of investments. When the Group's share of losses on an equity accounted investment equals or exceeds its interest in the entity, the Group does not recognize additional losses unless it has incurred obligations or made payments on behalf of the other entity. The Group's share in the profits or losses of associates and changes in equity is determined on the basis of the ownership interest at year-end, without considering the possible exercise or conversion of potential voting rights. However, the Group's share is determined considering the possible exercise of potential voting rights and other derivative financial instruments that, in substance, grant current access to the economic benefits associated with ownership interests, i.e. the right to participate in future dividends and changes in the value of associates. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 22

After applying the equity method, the Group assesses whether there is objective evidence of impairment of the net investment in the associate. Some of the main evidence include significant cumulative losses, contractual default, financial difficulties and adverse changes in technology, industry or economy affecting the associate. The impairment calculation is determined by comparing the carrying amount of the net investment in the associate with its recoverable amount, where recoverable amount is the higher of value in use or fair value less costs of disposal. In this regard, the value in use is calculated based on the Group's share of the present value of the estimated cash flows from ordinary activities and the amounts that could result from the final disposal of the associate. The recoverable amount of the investment in an associate is assessed in relation to each associate (see note 10),unless it does not constitute a cash-generating unit (CGU). Impairment losses are not allocated to goodwill or other assets implicit in the investment in associates arising from the application of the acquisition method. In subsequent years, reversals of the value of investments are recognized against income, to the extent that there is an increase in the recoverable value. Impairment losses are presented separately from the Group's share in the results of associates. Appendix I includes information on subsidiaries and associates included in the Group's consolidation. Joint agreements Joint arrangements are those in which there is a contractual agreement to share control over an economic activity, so that decisions on the relevant activities require the unanimous consent of the Group and the other participants. Investments in joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. Joint transactions are considered when the participants in the joint arrangement are entitled to the assets and obligations in respect of the liabilities. This type of arrangement is consolidated proportionally integrating the assets and liabilities related to the transaction as described in note 10. Joint ventures are those when the participants in the agreement have a right to the net assets. This type of arrangement is included in the consolidated financial statements using the equity method, as described in note 10. b) Transactions and balances in foreign currencies Transactions in foreign currencies are translated to the functional currency using the average exchange rate of the previous month provided that it does not differ significantly from the exchange rate at the date of the transaction. Foreign currency gains and losses resulting from the settlement of these transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at closing exchange rates are recognized in profit or loss except when there are qualified cash flow hedges and qualified net investment hedges that are deferred to equity. The effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies is presented separately in the statement of cash flows as "Effect of exchange rate changes on cash". The translation of foreign operations whose functional currency is not that of a hyperinflationary country has been made by applying the following criteria: • Assets and liabilities, including goodwill and adjustments to net assets arising from the acquisition of businesses, are translated at the closing exchange rate at each balance sheet date; • Revenues, income, expenses and losses are translated at the average exchange rate of the previous month, as an approximation of the exchange rate at the date of the transaction; • Translation differences resulting from the application of the above criteria are recognized in other comprehensive income. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 23

c) Goodwill After initial recognition, goodwill is recorded at cost, less any accumulated impairment loss, which is not reversible. Goodwill is not amortized, but is tested for impairment on an annual basis or more frequently in the event that events indicative of a potential loss in the value of the asset have been identified. For these purposes, goodwill resulting from business combinations is allocated to each of the cash generating units (CGUs) or groups of CGUs that are expected to benefit from the synergies of the combination and the criteria referred to in note 6 are applied. CGUs or groups of CGUs are identified at the lowest level that goodwill is controlled for the purpose of internal management (note 6). d) Intangible assets Intangible assets are recorded at cost (acquisition or development) or at fair value when acquired in a business combination, less accumulated amortization and any accumulated impairment losses. Any costs incurred during the research phase of projects are recognized as an expense when incurred. Costs related to development activities for internally generated intangible assets are capitalized to the extent that: • The Group has technical studies that justify the viability of the production process; • There is a commitment by the Group to complete production of the asset so that it is in a condition for sale or internal use; • The asset will generate sufficient economic benefits; • The Group has the technical and financial resources to complete the development of the asset and has developed budget control and analytical accounting systems that make it possible to monitor the budgeted costs, the modifications introduced and the costs actually charged to the various projects. In relation to the development costs of new products or drugs, they are capitalized as long as their economic profitability is reasonably assured and when they are either in a pivotal phase or correspond to projects related to products that are currently being marketed in various markets, in both cases with expected technical feasibility. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. The separate acquisition or through a business combination of an research and development project in progress is capitalized in any case, in accordance with the provisions of IAS 38, since the price paid for the acquisition reflects expectations about the probability that the future economic benefits of the asset are used by the Group. Subsequent costs are recorded following the provisions for internally generated intangible assets. The Group amortizes its intangible assets with finite useful lives by distributing the cost of the assets on a straightline basis according to the following criteria: Amortisation method Rates Development expenses Straight line 10% Concessions, patents, licenses, trademarks and similar Straight line 4% - 20% Computer software Straight line 33% Currently marketed products Straight line 3% - 10% Intangible assets with indefinite useful lives are not subject to amortization but are tested for impairment at least once a year. The Group reviews the useful lives of intangible assets at the end of each year. Changes in the initially established criteria are recognized as a change in estimate. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 24

e) Property, plant and equipment Property, plant and equipment are stated at cost, less accumulated depreciation and, if applicable, accumulated impairment losses. Cost includes, among other items, direct labor costs used in the construction of the asset and a portion of the costs indirectly attributable to the asset. Finance costs incurred that are directly attributable to the acquisition or construction of the asset until the asset is ready for use also form part of the cost. Likewise, expansion or improvement costs are included as an increase in the value of the asset when they represent an increase in its capacity or an extension of its useful life. However, maintenance costs are recognized in income when incurred. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets, less their residual value. Depreciation of property, plant and equipment is determined by applying the following criteria: Depreciation method Rates Buildings Straight line 1% - 3% Other property, technical equipment and machinery Straight line 4%-10% Other property, plant and equipment Straight line 7% - 33% The Group reviews the residual value, useful life and depreciation method of property, plant and equipment at the end of each reporting period. Changes in the initially established criteria are recognized as a change in estimate. f) Leases Lessee The determination of whether a contract is or contains a lease is based on an analysis of the contractual arrangement and requires an assessment of whether the lessee has the right to control the use of the identified asset and to obtain all of the economic benefits from the use of the asset throughout the lease term. The lease term is the non-cancelable period considering the initial term of each contract unless the Group has a unilateral extension or termination option and there is reasonable certainty that such option will be exercised in which case the corresponding extension or early termination term will be considered. In lease contracts where the Group acts as lessee, it is recognized at the lease commencement date (i.e. the date on which the underlying asset is available for use): • A liability for the present value of the installments to be paid over the lease term, using the incremental borrowing or interest rate as the discount rate when expressly indicated in the contract and, • A right-of-use asset representing the right to use the underlying leased asset during the term of the lease. Lease liabilities include fixed lease payments less any incentives, as well as variable payments that depend on an index or interest rate known at the date of inception of the lease. Also included is the exercise price of the purchase option when the lessee is reasonably certain of exercising it. After initial recognition, the liability is increased by the interest on the lease liability and reduced by the payments made. The liability is also remeasured if there are changes in the amounts payable and the lease terms. Payments included in the lease payments corresponding to maintenance, electricity, water, gas, security, cleaning, among others, are not part of the lease liability and are recognized as an expense. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 25

The incremental borrowing rate is determined taking into account: (i) geographic areas, (ii) financial term, (iii) lease term, (iv) risk-free rate as reference rate and (v) financial spread. Rights-of-use assets are measured at cost, less accumulated amortization and impairment losses (if any) and adjusted as a result of the remeasurement of the lease liability. Cost includes the amount of the initial valuation of the lease liability, as well as any amounts previously paid to the lessor prior to or at the commencement date of the lease less any incentives received by the lessor and estimated costs to decommission the leased asset. Amortization of rights of use is provided on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The Group applies the exception to recognition for those contracts where the lease term is 12 months or less or where the value of the leased asset (individually) when new, is less than US 5,000 Dollars or its equivalent in another currency. Consequently, in these cases, the amounts accrued will be recognized as an expense during the lease term. Lessor When the Group acts as lessor, it classifies contracts between operating and finance leases. Leases in which the Group acts as lessor while retaining a significant portion of the risks and rewards incidental to ownership of the leased asset are treated as operating leases. Otherwise, the lease is treated as a finance lease. g) Impairment of non-financial assets Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested for impairment annually, or more frequently in the event of events or changes in circumstances that indicate that they may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized in the consolidated statement of profit and loss for the difference between both amounts. The recoverable amount is the higher of an asset's fair value less costs of disposal and the estimated value in use based on discounted future cash flows expected to arise from the use of the asset. The estimate of value in use considers expectations about possible variations in the amount or timing of cash flows, the time value of money, the price to be paid for bearing the uncertainty related to the asset and other factors that affect the valuation of future cash flows related to the asset. For the purpose of assessing impairment losses, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets (cash generating units). Impairment losses on non-financial assets (other than goodwill) are reviewed for possible reversal at the end of each reporting period. Losses related to the impairment of CGUs are initially allocated to reduce, if applicable, the value of goodwill attributed to the CGU and then to the other assets of the CGU, pro rata based on the carrying amount of each asset, with the limit for each asset being the higher of its fair value less costs of disposal, its value in use and zero. Impairment losses related to goodwill are not reversible. h) Financial instruments Financial assets Ranking The classification of financial assets is determined based on the characteristics of the contractual cash flows of those assets and the business model that represents how the financial assets are managed to achieve a particular business objective. In determining whether the cash flows are obtained through the receipt of contractual cash flows from the GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 26 assets, consideration is given to the frequency, value and timing of sales in prior periods, the reasons for those sales and expectations regarding future sales activity. This information provides indicative data on how the Group's stated objective regarding the management of financial assets is achieved and, more specifically, how cash flows are obtained. Therefore, financial assets are classified according to the following valuation categories based on the business model and are only reclassified when, and only when their business model for managing them changes: a) Financial assets at amortized cost: includes financial assets, including those admitted to trading on an organized market, for which the Group holds the investment under a business model whose objective is to hold financial assets to receive cash flows from the execution of the contract, and the contractual terms of the asset give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding. In general, the following are included in this category: i) Trade receivables: arising from the sale of goods or the rendering of services for trade transactions with deferred payment, and ii) Receivables from non-trade operations: these arise from loans or credits granted by the Group whose collections are of a determined or determinable amount. b) Financial assets at fair value through other comprehensive income: this category includes financial assets whose contractual conditions give rise, at specified dates, to cash flows that are solely collections of principal and interest on the principal amount outstanding, and are held within the framework of a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets. Investments in equity instruments irrevocably designated by the Group at the time of their initial recognition are also included in this category, provided that they are not held for trading and are not to be valued at cost. c) Financial assets at fair value through profit or loss: includes financial assets held for trading and those financial assets that have not been classified in any of the above categories. Also included in this category are financial assets that are optionally designated by the Group at the time of initial recognition, which otherwise would have been included in another category, because such designation eliminates or significantly reduces a valuation inconsistency or accounting missmatch that would otherwise arise. Initial measurement Financial assets are recorded, in general terms, initially at the fair value of the consideration given plus directly attributable transaction costs. However, transaction costs directly attributable to assets recorded at fair value through profit or loss are recognized in the statement of profit and loss for the year. Subsequent measurement Financial assets at amortized cost are recorded by applying this valuation criterion, charging to the statement of profit and loss the interest accrued by applying the effective interest rate method. Financial assets included in the fair value category through other comprehensive income are recorded at fair value, without deducting any transaction costs that may be incurred in their disposal. Changes in fair value are recorded directly in equity until the financial asset is derecognized or impaired, at which time the amount so recognized is taken to the statement of profit and loss. Financial assets at fair value through profit or loss are measured at fair value and the result of changes in fair value is recorded in the statement of profit and loss. Disposals of financial assets Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Group has substantially transferred the risks and rewards of ownership. Similarly, they are GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 27 disposed from the balance sheet when there are transfers of collection rights, whose certain risks are shared with the factor, such as the risk of default, but exists a transfer of control to the factor, understood as the unilateral capacity to sell those assets to a non-related third party without the necessity of enforcing additional restrictions to the sale. Impairment The Group assesses, on a prospective basis, the expected credit losses associated with its debt instruments carried at amortized cost and at fair value through other comprehensive income The methodology applied for impairment depends on whether there has been a significant increase in credit risk. For trade receivables, the Group applies the simplified approach permitted by IFRS 9 which requires expected losses to be recorded from the initial recognition of the receivables, so that the Group determines expected credit losses as a probability-weighted estimate of such losses over the expected life of the financial instrument. The practical solution used is the use of a provisioning matrix based on segmentation into homogeneous asset groups, applying historical information on default rates for these groups and applying reasonable information on future economic conditions. Default rates are calculated based on current default experience over the past year, as it is a very dynamic market, and are adjusted for differences between current and historical economic conditions and considering projected information, which is reasonably available. Financial liabilities Financial liabilities assumed or incurred by the Group are classified in the following measurement categories: a) Financial liabilities at amortized cost: are those debits and payables of the Group that have arisen from the purchase of goods and services for trading operations, or those which, without having a commercial origin, not being derivative instruments, arise from loan or credit operations received by the Group. These liabilities are initially measured at the fair value of the consideration received, adjusted for directly attributable transaction costs. Any difference between the amount received and its repayment value is recognized in the consolidated statement of profit and loss during the repayment period of the debt, applying the effective interest rate method. b) Financial liabilities at fair value through profit or loss. Liability derivative financial instruments are measured at fair value, following the same criteria as those corresponding to financial assets at fair value through profit or loss described in the preceding section. The Group derecognizes financial liabilities when the obligations that generated them are extinguished, particularly in commercial transactions when payment is made to the supplier for goods and services. Assets and liabilities are presented separately in the balance sheet and are only presented at their net amount when the Group has the enforceable right to offset the recognized amounts and, in addition, intends to settle the amounts on a net basis or to realize the asset and settle the liability simultaneously. Equity instruments The Group holds financial assets, mainly equity instruments, which are measured at fair value. When Group management has opted to present gains and losses in the fair value of equity investments in other comprehensive income, after initial recognition, the equity instruments are measured at fair value, recognizing the gain or loss in other comprehensive income. Amounts recognized in other comprehensive income are not reclassified to profit or loss, but are reclassified to reserves when the instruments are derecognized. Dividends from such investments continue to be recognized in profit or loss as other income when the Group's right to receive payments is established. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 28

i) Derivative financial instruments and hedging activities Financial derivatives are recognized at fair value at the date of the contract and at each year-end. The method for recognizing the gain or loss depends on whether the derivative is classified as a hedging instrument, and if so, the nature of the hedged asset. For accounting purposes, they are classified as follows: (i) Derivatives qualifying for cash flow hedge accounting Hedging effectiveness Hedge effectiveness is determined at the inception of the hedging relationship, and through periodic prospective effectiveness assessments to ensure that there is an economic relationship between the hedged item and the hedging instrument. In derivatives such as the euro/Dollar cross-currency swap, the Group uses the hypothetical derivative method to assess effectiveness. This hypothetical derivative is constructed without the inclusion of credit risk and currency spread. Under the hypothetical derivative method, the cumulative change in the fair value of the actual currency swap, excluding the effect of the currency spread, will be compared to the cumulative change in the fair value of the hypothetical swap. Therefore, the hypothetical derivative is constructed as a cross-currency swap with fixed euro payment, fixed U.S. Dollar receipt without the inclusion of credit risk and foreign currency spread and with a fair value of zero at the date of designation. Recognition At the inception of the hedging relationship, the Group documents the economic relationship between the hedging instruments and the hedged items, including whether changes in cash flows of the hedging instruments are expected to offset changes in cash flows of the hedged items. The Group documents its risk management objective and strategy for undertaking its hedging transactions. The effective portion of changes in the fair value of derivatives designated and classified as cash flow hedges is recognized in equity under "Cash flow hedge reserve". In the case of cross-currency swaps, the currency spread of the hedging relationship is excluded and treated as hedging costs in equity. The gain or loss corresponding to the ineffective portion is recognized immediately in profit or loss for the year under the heading "Change in fair value of financial instruments". Amounts accumulated in the hedging reserve included in shareholders' equity are transferred to profit or loss when the hedged item affects profit or loss or when ineffectiveness is identified. The fair value of derivatives designated as hedges is detailed in note 30 Movements in the hedging reserve included in shareholders' equity are shown in note 17(c). (ii) Derivatives that do not qualify for hedge accounting When derivatives do not meet the criteria for hedge accounting, they are classified as "held for trading". Changes in fair value are recognized immediately in the consolidated statement of profit and loss. In addition, Grifols assesses whether embedded derivatives are present in contracts and financial instruments. Financial instruments that combine a host contract and a financial derivative (embedded derivative) are known as hybrid financial instruments. In hybrid financial instruments, the Group assesses whether the risks and characteristics of the derivative are closely related to those of the host contract. If it is determined that the value of the derivative is closely related to the fair value of the contract, the Group does not account for the derivative separately. Conversely, if the risks and characteristics of the derivative are not closely related to those of the host contract and the host contract is not measured at fair value, the derivative is recognized and accounted for separately recognizing the changes in fair value in the Consolidated Statements of Profit and Loss. Currently there are no separate financial instruments from the host contract. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 29

j) Own equity instruments The acquisition of treasury stock is recorded at acquisition cost, reducing equity until the time of disposal. Gains or losses on the disposal of treasury stock are recorded under "Reserves" in the consolidated balance sheet. Transaction costs related to own equity instruments, net of taxes, are recorded as a reduction of equity. k) Inventories Inventories are stated at the lower of weighted average cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business, less the estimated costs to complete production and those necessary to make the sale. For raw materials and other supplies it is the replacement cost. The cost includes direct materials, direct labor and an appropriate proportion of indirect variable and fixed costs, the latter being allocated on the basis of the normal working capacity of the means of production. The cost of plasma inventory includes the amount delivered to donors, or the amount invoiced by the seller when purchased from third parties, as well as the cost of products and devices used in the collection process, and rental and storage costs. The costs of purchased inventories are determined after deducting discounts and rebates when it is probable that the conditions determining their concession will be met. Indirect costs such as management and administrative overheads are recognized as expenses in the period in which they are incurred. Any previously recognized inventory impairment adjustment is reversed against income under "Cost of sales" when the circumstances that caused the impairment no longer exist or when there is clear evidence of an increase in the net realizable value as a result of a change in economic circumstances. The reversal of the inventory impairment adjustment is limited to the lower of cost and the new net realizable value of inventories. l) Cash and cash equivalents Cash and cash equivalents include cash on hand, demand deposits with banks, other short-term highly liquid investments with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. m) Government grants Government grants are recognized when there is reasonable assurance that the conditions attached to the grant will be met and that the grant will be collected. Non-refundable capital grants are recorded on the liability side of the consolidated balance sheet at the original amount granted and are recognized in the consolidated statement of profit and loss as the related assets financed are depreciated. Grants received as compensation for expenses or losses already incurred or for the purpose of providing immediate financial support not related to future expenses are credited to the consolidated statement of profit and loss. Financial liabilities that incorporate implicit aid in the form of the application of below-market interest rates are recognized initially at fair value. The difference between this value, adjusted where appropriate for the costs of issuing the financial liability and the amount received, is recorded as a government grant based on the nature of the grant. n) Employee benefits (i) Defined contribution plans The Group records the contributions to be made to defined contribution plans as they accrue. The amount of accrued contributions is recorded under "Personnel expenses" in the consolidated statement of profit and loss in the year to which the contribution relates. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 30

(ii) Defined benefit plans The liability recognized corresponds to the present value of the obligation at the consolidated balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the obligation is determined by discounting the estimated future cash flows at interest rates of bonds denominated in the currency in which the benefits will be paid and with maturities similar to those of the related obligations. Actuarial gains and losses arising from changes in actuarial assumptions or differences between assumptions and reality are recognized in equity under "Other comprehensive income". Past service costs are recognized in the consolidated statement of profit and loss under "Personnel expenses". (iii) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring within the scope of IAS 37 and this results in the payment of termination benefits. (iv) Short-term employee benefits The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (v) Share-based payments The Group has granted different incentive plans based on equity instruments to certain members of the management team who are rendering service to the company, which will be settled with equity instruments or cash, depending on the plan. The equity instruments granted become vested when the employees complete a certain period of service and/or meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the vesting period as a personnel expense in the Consolidated Statements of Profit and Loss and a corresponding increase in equity if the transaction is equity-settled or a corresponding liability if the transaction is cash-settled, at an amount based on the value of the equity instruments. In transactions with employees that are equity-settled, the amount recognized corresponds to the amount that will be settled once the agreed conditions are met and will not be reviewed or revalued during the vesting period, as the commitment is equity-settled. The fair value of services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled, during the performance period. For plans that are settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, referring to the date on which the requirements for recognition are met. Subsequently, and until settlement, the corresponding liability is measured at its fair value at the closing date of each year, with any changes in valuation occurring during the year being recognized in the Consolidated Statements of Profit and Loss. The fair value is determined by reference to the market value of the shares at the date of the estimate, net of estimated dividends to which the employee is not entitled, during the performance period. o) Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 31

The amount of the provision corresponds to the best estimate at the closing date of the disbursements required to settle the present obligation, after taking into account the risks and uncertainties related to the provision and, when significant, the financial effect of discounting, provided that the disbursements to be made in each period can be reliably determined. p) Revenue recognition Revenue from the sale of goods or services is recognized at an amount that reflects the consideration the Group expects to be entitled to receive in exchange for transferring goods or services to a customer, at the time the customer obtains control of the goods or services rendered, i.e. when the customer has the ability to direct the use of the goods or services. The consideration committed in a contract with a customer may include fixed amounts, variable amounts, or both. The amount of consideration may vary due to discounts, rebates, incentives, performance bonuses, penalties or other similar items. Variable consideration is only included in the transaction price when it is highly probable that the amount of revenue recognized will not be subject to significant future reversals. Revenue is presented net of value added tax and any other amounts or taxes, which in substance correspond to amounts received on behalf of third parties. (i) Sales of goods Revenue from the sale of goods is recognized when the Group satisfies the performance obligation by transferring the committed goods to the customer. A good is transferred when the customer obtains control of that asset. In assessing the satisfaction of the performance obligation, the Group considers the following indicators of the transfer of control, which include, but are not limited to, the following: • The Group has a present right to payment for the good • The customer has the legal right to the good • The Group has transferred the physical possession of the good • Customer has the significant risks and rewards of asset ownership • The customer has accepted the good The nature of the good that the Group undertakes to transfer are mainly: sale of goods, sale of equipment, toll contracts, maintenance and technical service contracts, training, licenses, royalties and know-how and engineering contracts, among others. In determining the transaction price, it is assumed that the goods and/or services are transferred in accordance with the terms of the contract. The consideration committed to a customer may include fixed amounts, variable amounts, or both. The price should be estimated taking into account the effect of variable consideration (as applicable) for returns, chargebacks/volume discounts or other incentives, provided that the same is highly probable. The Group participates in state Medicaid programs in the United States. Provision for Medicaid rebates is recorded at the time the sale is recorded in an amount equal to the estimated Medicaid rebate claims attributable to such sale. The Group determines the estimate of the accrual for Medicaid rebates primarily based on historical Medicaid rebate experience, legal interpretations of applicable laws related to the Medicaid program and any new information regarding changes in Medicaid program guidelines and regulations that could affect the amount of the rebates. The Group considers pending Medicaid claims, Medicaid payments, and inventory levels in the distribution channel and adjusts the provision periodically to reflect actual experience. Although rebate payments typically occur with a lag of one to two quarters, adjustments for actual experience have not been material. As is standard industry practice, certain customers have entered into contracts with the Group for purchases that are eligible for a price discount based on a minimum purchase quantity, volume discounts or cash discounts. These discounts are accounted for as a reduction in revenues and accounts receivable in the same month in which the revenues are recognized based on a combination of the customer's actual purchase data and historical experience when the customer's actual purchase data is later known. In the United States, the Group enters into agreements with certain customers to establish contractual prices for goods, which these entities purchase from the authorized wholesaler or distributor (collectively, "wholesalers") of GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 32 their choice. Accordingly, when these entities purchase the products from the wholesalers at the contractual price which is lower than the price charged by the Group to the wholesaler, the Group provides the wholesaler with a credit known as a chargeback. The Group accounts for the accrual of chargebacks at the time of sale. The allowance account for chargebacks is based on the Group's estimate of the wholesaler's inventory levels and the expected direct sale of the products by the wholesalers at the contract price based on past chargeback history and other factors. The Group periodically monitors factors influencing the estimation for rebates and applies adjustments when it believes that actual rebates may differ from the established allowance accounts. These adjustments occur over a relatively short period of time. As these refunds are typically settled within 30 to 45 days of sale, adjustments for actual amounts have not been material. The amount at closing for the remaining discounts is settled in the following year within 90 to 180 days depending on the type of provision. (ii) Provision of services Revenue from the rendering of services is recognized over time provided that the following criteria are met (i) the client simultaneously receives and consumes the benefits provided by Grifols' activity as it is carried out, (ii) Grifols produces or improves an asset that the client controls as the asset is produced and (iii) Grifols produces a specific asset for the client, to which cannot give an alternative use, and has an enforceable right of collection of the activity carried out so far. If the performance obligation is fulfilled over time, income is recognized as it is satisfied considering the percentage of completion. If the performance obligation does not meet the above conditions, the following indicators are evaluated to determine that control of the asset has been transferred to the client: (i) through physical possession of the asset where Grifols has the right to demand payment for it and (ii) the client has accepted the asset, the significant risks and rewards inherent in ownership of the asset and has legal title. If the performance obligation is met on a specific date, the corresponding revenue is recognized on that date. q) Income tax The income tax expense or tax credit for the year comprises both current tax and deferred tax. Current tax is the amount payable on the taxable income for the current year based on the applicable tax rate for each jurisdiction. It is calculated on the basis of the laws enacted or about to be enacted at the balance sheet date in the countries where subsidiaries and associates operate and generate taxable income. The Group periodically evaluates the positions taken in tax returns with respect to situations where the applicable tax regulations are subject to interpretation and considers such uncertainty in uncertain tax treatments when determining the corresponding tax gain or loss, tax bases, unused tax credits or tax rates. Deferred taxes are recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. It is determined using tax rates (and laws) enacted or about to be enacted at the balance sheet date that are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. Deferred tax liabilities and assets are recognized: • Recognition of deferred tax liabilities: The Group recognizes deferred tax liabilities in all cases except those which: ◦ arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination, on the date of the transaction it does not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount. ◦ or correspond to differences related to investments in subsidiaries, associates and joint ventures over which the Group has the ability to control the timing of their reversal and it is not probable that their reversal will occur in the foreseeable future. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 33

• Recognition of deferred tax assets: The Group recognizes deferred tax assets whenever: ◦ it is probable that there will be sufficient future tax profits to offset them or when tax legislation contemplates the possibility of future conversion of deferred tax assets into a claim payable against the Public Administration. However, assets that arise from the initial recognition of assets or liabilities in a transaction that is not a business combination, on the date of the transaction do not affect either the accounting result or the taxable base and on the date of the transaction do not give raise to taxable and deductible temporary differences for the same amount, are not recognized. ◦ they correspond to temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that the temporary differences will reverse in the foreseeable future and positive future tax profits are expected to be generated to offset the differences. Deferred tax assets and liabilities are not recognized for temporary differences between the carrying amount and tax base of investments in foreign operations when the company is able to control the date on which the temporary differences will reverse and it is probable that the temporary differences will not reverse in the foreseeable future. Likewise, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Lastly, deferred tax assets are only recognized if it is probable that sufficient future taxable profit will be available against which they can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Current or deferred income tax is recognized in profit or loss, unless it arises from a transaction or economic event that has been recognized in other comprehensive income or directly in equity. In such cases, the tax is also recognized in other comprehensive income or directly in equity, respectively. r) Segment reporting An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group's chief operating decision maker in order to decide on the resources to be allocated to the segment, evaluate its performance and for which discrete financial information is available. s) Environment The Group carries out operations whose main purpose is to prevent, reduce or repair damage to the environment as a result of its activities. Items of property, plant and equipment acquired for the purpose of being used on a lasting basis in its activity and whose main purpose is the minimization of environmental impact and the protection and improvement of the environment, including the reduction or elimination of future pollution from the Group's operations, are recognized as assets through the application of measurement, presentation and disclosure criteria consistent with those mentioned in note 4(e). t) Non-current assets held for sale The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable, management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. These assets are measured at the lower of their carrying value and fair value less costs for its alienation. Once classified as held for sale they are no longer depreciated or amortized. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 34

In case of having some delays caused by events or circumstances outside Grifols control and there is sufficient evidence of this commitment to sell, the Group will present those assets as held for sale despite the period for completing the sale is extended beyond one year. The non-current assets held for sale are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale” for the liabilities, if exist. Additionally, the Group considers as discontinued operations the components (cash-generating units) which represent a separate major line of business or geographic area, that is significant and can be considered separately from the rest, which are sold or disposed in an alternative way or meet the requirements to be presented as held for sale. Likewise, it is considered as discontinued operations those entities acquired exclusively with the finality to be resold. The result after taxes of these discontinued operations are presented in a separate line in the consolidated statement of profit and loss, as “Result from discontinued operations after tax”. u) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. (5) Segment Reporting In accordance with IFRS 8 “Operating Segments”, financial information for operating segments is reported in the accompanying Appendix II, which forms an integral part of this note to the consolidated annual accounts. The definition of business segments is based on the different activities carried out by the Group and their significant importance, as well as the organizational structure for managing the businesses. It also considers how management and administrators analyze key operational and financial metrics to make decisions regarding resource allocation and to evaluate the Group's performance. Assets, liabilities, income and expenses for segments include directly and reliably attributable items. Items which are not attributed to segments by the Group are: • Balance sheet: equity, cash and cash equivalents and loans and borrowings. • Statement of profit and loss: finance result and income tax. a) Operating segments The operating segments are as follows: • Biopharma: concentrates all activities related to products derived from human plasma for therapeutic use. • Diagnostic: including the marketing of diagnostic testing equipment, reagents and other equipment, manufactured by Group or other companies. • Bio Supplies: includes transactions related to biological products for non-therapeutic use and plasma sale to third parties. • Others: includes the provision of manufacturing services to third parties and research activities. It also includes pharmaceutical products manufactured by the Group and intended for hospital pharmacies, as well as the marketing of products that complement the Group's own products. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 35

Details of sales by groups of products for 2024, 2023 and 2022 are as follows: Thousands of Euros 2024 2023 2022 Biopharma Haemoderivatives 6,142,588 5,558,301 5,005,382 Diagnostic Transfusional medicine 625,217 648,479 640,604 Other diagnostic 19,681 21,790 21,740 Bio supplies 215,664 159,957 146,076 Others 209,232 203,450 250,165 Total 7,212,382 6,591,977 6,063,967 The Group has concluded that hemoderivative products are sufficiently alike to be considered as a whole for the following reasons: • All these products are human plasma derivatives and are manufactured in a similar way. • The customers and methods used to distribute these products are similar. • All these products are subject to the same regulations regarding production and the same regulatory environment. At 31 December 2024, 94,9% of the income from the sale of goods and services has been recognized at a certain point-in-time (98.0% in 2023 and 97.6% in 2022). b) Geographical information Geographical information is grouped into four areas: • United States of America and Canada • Spain • Rest of the European Union • Rest of the world The definition of these four segments is mainly due to the geographical level that Group management sets to manage its revenue as they respond to specific economic scenarios. The main framework of the Group is consistent with this geographical segment grouping, including the monitoring of its commercial operations and its information systems. The financial information reported for geographical areas is based on sales to third parties in these markets as well as the location of assets. c) Main customers In both 2024 and 2022 there is no customer that represents more than 10% of the Group's gross revenue. In 2023, a customer in the Biopharma segment represents approximately the 10.37% of the Group's gross revenue. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 36

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Goodwill

Details of and movement in this caption of the consolidated balance sheet at 31 December 2024 are as follows:

		Thousands of Euros					
	Segment	Balance at 31/12/2023	Business Combination	Disposals	Impairment	Translation differences	Balance at 31/12/2024
Net value							
Grifols UK, Ltd. (UK)	Biopharma	7,907	—	—	—	380	8,287
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	—	—	—	—	6,118
Biomat USA, Inc. (USA)	Biopharma	868,674	—	(11,037)	—	54,756	912,393
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnostic	9,846	—	—	—	(251)	9,595
Grifols Therapeutics, Inc. (USA)	Biopharma	2,011,030	—	—	—	127,952	2,138,982
Progenika Biopharma, S.A. (Spain)	Diagnostic	40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnostic	2,628,995	—	—	—	165,805	2,794,800
Kiro Grifols, S.L. (Spain)	Others	24,376	—	—	(8,961)	—	15,415
Haema, AG. (Germany)	Biopharma	190,014	—	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	155,370	—	—	—	9,885	165,255
Plasmavita Healthcare GmbH (Germany)	Biopharma	9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Others	79,615	—	—	—	5,066	84,681
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	152,841	—	—	—	(3,129)	149,712
GigaGen, Inc (USA)	Others	115,434	—	—	—	7,344	122,778
Haema Plasma Kft. (Hungary)	Biopharma	14,149	—	—	—	(982)	13,167
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	10,503	—	—	—	(215)	10,288
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	—	—	—	—	303,624
Grifols Bio Supplies Inc (USA)	Bio Supplies	173,128	—	—	—	11,015	184,143
Biomat Holdings LLC (USA)	Others	—	233,421	—	—	9,880	243,301
		6,802,127	233,421	(11,037)	(8,961)	387,506	7,403,056
			(See note 3)				

37

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of and movement in this caption of the consolidated balance sheet at 31 December 2023 were as follows:

		Thousands of Euros					
	Segment	Balance at 31/12/2022	Business Combination	Disposals	Transfers	Translation differences	Balance at 31/12/2023
Net value							
Grifols UK, Ltd. (UK)	Biopharma	7,747	—	—	—	160	7,907
Grifols Italia.S.p.A. (Italy)	Biopharma	6,118	—	—	—	—	6,118
Biomat USA, Inc. (USA)	Biopharma	899,948	—	—	—	(31,274)	868,674
Grifols Australia Pty Ltd. (Australia) / Medion Diagnostics AG (Switzerland)	Diagnóstico	9,859	—	—	—	(13)	9,846
Grifols Therapeutics, Inc. (USA)	Biopharma	2,083,432	—	—	—	(72,402)	2,011,030
Progenika Biopharma, S.A. (Spain)	Diagnóstico	40,516	—	—	—	—	40,516
Grifols Diagnostic (Novartis & Hologic) (USA, Spain and Hong Kong)	Diagnóstico	2,722,785	—	—	—	(93,790)	2,628,995
Kiro Grifols, S.L. (Spain)	Otros	24,376	—	—	—	—	24,376
Haema, AG. (Germany)	Biopharma	190,014	—	—	—	—	190,014
BPC Plasma, Inc. (formerly Biotest Pharma, Corp.) (USA)	Biopharma	160,964	—	—	—	(5,594)	155,370
Plasmavita Healthcare GmbH (Germany)	Biopharma	9,987	—	—	—	—	9,987
Alkahest, Inc (USA)	Otros	82,481	—	—	—	(2,866)	79,615
Grifols Canada Therapeutics, Inc (Canada)	Biopharma	154,775	—	—	—	(1,934)	152,841
GigaGen, Inc (USA)	Otros	119,590	—	—	—	(4,156)	115,434
Haema Plasma Kft. (Hungary)	Biopharma	13,529	—	—	—	620	14,149
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.) (Canada)	Biopharma	2,802	7,858	—	—	(157)	10,503
Grifols Biotest Holdings GmbH / Biotest AG (Germany)	Biopharma	303,624	—	—	—	—	303,624
Access Biologicals, LLC (USA)	Bio Supplies	179,362	—	—	(174,427)	(4,935)	—
Grifols Bio Supplies Inc (USA)	Bio Supplies	—	—	—	174,427	(1,299)	173,128
AlbaJuna Therapeutics, S.L (Spain)	Otros	—	1,794	(1,794)	—	—	—
		7,011,909	9,652	(1,794)	—	(217,640)	6,802,127
			(see Note 3)				

Impairment testing:

CGUs correspond to the reporting segments except for the Others segment which corresponds to Kiro Grifols, Alkahest and GigaGen as separated CGUs.

As a result of the acquisition of Talecris in 2011, and for impairment testing purposes, the Group combines the CGUs allocated to the Biopharma segment, grouping them together at segment level, because substantial synergies were expected to arise on the acquisition of Talecris, and due to the vertical integration of the business and the lack of an independent organized market for the products. Because the synergies benefit the Biopharma segment globally they cannot be allocated to individual CGUs. The Biopharma segment represents the lowest level to which goodwill is allocated and is subject to control by Group management for internal control purposes.

As a result of the acquisition of Novartis' Diagnostic business unit in 2014, the Group decided to combine Araclon, Progenika, Australia and Hologic's share of NAT donor screening unit acquisition into a single CGU for the Diagnostic business as the acquisition is supporting not only the vertically integration business but also cross-selling opportunities. In addition, for management purposes, the Group's management is focused on the business more than geographical areas or individual companies.

In addition, due to the acquisition of the remaining 51% stake in Access Biologicals LLC in the year 2022, a new CGU for the Bio Supplies business was identified (note 3).

38

The CGUs established by Grifols management are: • Biopharma • Diagnostic • Bio Supplies • Kiro Grifols • GigaGen • Alkahest The recoverable amount of the Biopharma CGU, Bio Supplies and Kiro Grifols CGU has been calculated based on its value in use calculated as the present value of the five-year future cash flows discounted at a discount rate considering the related inherent risk. The recoverable amount of the Diagnostic CGU has been calculated based on its fair value less costs to sell calculated as the present value of future cash flows approved by Management discounted at a discount rate considering the inherent risk. Due to the reorganization to boost the business units, a long- term strategic plan was approved in order to transform the Diagnostic business unit by investments which will lead to a beyond five-year growth. Consequently, management has estimated future cash flows for the period 2025 – 2034. For the calculation of the recoverable amount, management has considered: • Gross margin based on historical performance and actual situation • Development prospects in the international market • Current investment • Investments which will imply a significant growth of the production capacity for those cases whose fair value has been considered Cash flows estimated as of the year in which stable growth in the CGU has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the forecasts included in industry reports. The recoverable amount of the GigaGen CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of a research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch and their reduction as of the sixth year. Alkahest's goodwill was generated as a counterpart to the deferred tax liability corresponding to the intangible assets recognized as a result of the allocation of the excess purchase price over the acquired net assets. The recoverable amount of Alkahest CGU has been determined based on the fair value less costs to sell, calculated as the present value of the future cash flows mainly of four research and development project that have been approved by management, adjusted by the probability of success and discounted at a discount rate that includes their inherent risk. Cash flows have been estimated taking into consideration a useful life of 20 years from the product launch. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 39

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The key assumptions used in calculating impairment testing of the CGUs for 2024 have been as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.1%	11.4%
Diagnostic	2.0%	10.6%
Bio Supplies	1.9%	10.6%
Kiro Grifols	1.6%	11.6%
GigaGen	N/A	17.9%
Alkahest	N/A	25,9% - 39,8%

Additionally, the following key assumptions have been used for the GigaGen and Alkahest CGU impairment testing in 2024:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	N/A	12,0% - 17,0%

Likewise, for the impairment test of the Diagnostic CGU in 2024, the sales of Molecular Donor Screening (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) have been considered as key assumptions based on the information regarding sales and EBITDA of the CGU detailed below:

	CAGR sales 2024-2029	CAGR sales 2029-2034	CAGR EBITDA 2024-2029	CAGR EBITDA 2029-2034
Diagnostic	5%	9%	10%	15%

The discount rate used reflects specific risks relating to the CGUs and the countries in which they operate. The main assumptions used for determining the discount rate are as follows:

- Risk free rate: normalized government bonds at 20 years.
- Market risk premium: premium based on market research.
- Unlevered beta: average market beta.
- Debt to equity ratio: average market ratio.

The key assumptions used in calculating impairment testing of the CGUs for 2023 were as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	2.0%	11.3%
Diagnostic	2.0%	10.1%
Bio Supplies	2.0%	11.4%
Kiro Grifols	1.6%	12.0%
GigaGen	NA	19.8%
Alkahest	NA	25,9% - 39,8%

40

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Additionally, the following key assumptions were used for the GigaGen and Alkahest CGU impairment testing in 2023:

	Sink rate	Success rate
GigaGen	5.0%	20.0%
Alkahest	NA	12,0% - 17,0%

Likewise, for the impairment test of the Diagnostic CGU in 2023, the sales of Molecular Donor Screeing (MDS), Blood Typing Solution (BTS) and those of the Clinical Diagnostic (CDx) were considered as key assumptions.

In 2024, an impairment loss on the goodwill of the Kiro Grifols CGU was recognized for an amount of Euros 8,961 thousand.

Additionally, in 2024, the Parent Company compared the results obtained in the impairment test of the Diagnostics CGU with a report prepared by an independent third expert.

In 2024, and according to the current economic context, the reasonably possible changes considered for the CGUs impairment testing are a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps
Alkahest	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2024, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines have also been considered:

- MDS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 11% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected has been estimated by approximately 15% on average each year.
- CDx sales sensitivity scenario: a projection has been estimated so that CDx sales from 2031 onwards represent on average approximately 80% of the initially estimated sales.
- Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario has been estimated as a result of the previous sensitivity scenarios.

In addition, the following reasonably possible change has been considered for the GigaGen CGU impairment testing for the year 2024:

	Sink rate
GigaGen	+/- 100 bps

The reasonably possible changes in key assumptions considered by management in the calculation of the recoverable amount of the Biopharma and Bio Supplies CGU's would not cause the carrying amount to exceed its recoverable amount.

41

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The reasonably possible changes in key assumptions considered by management in the calculation of the different CGU recoverable amount would cause the carrying amount to exceed its recoverable amount as follows:

	% Asset Value
Aggregate sensitivity scenario to MDS, BTS and CDx sales	-10%
Discount rate sensitivity GigaGen +200 bps	-7%
Discount rate sensitivity Alkahest +200 bps	-17%
Discount rate sensitivity Kiro +50 bps	-5%
Perpetual growth rate Kiro -50 bps	-4%

Detail of the assets by segment value is shown in Appendix II.

In 2023, the reasonably possible changes considered for the Diagnostic CGUs impairment testing were a variation in the discount rate, as well as in the estimated perpetual growth rate, with independent movements of each other, as follows:

	Perpetual Growth rate	Pre-tax discount rate
Biopharma	+/- 50 bps	+/- 50 bps
Diagnostic	+/- 50 bps	+/- 100 bps
Bio Supplies	+/- 50 bps	+/- 50 bps
Kiro Grifols	+/- 50 bps	+/- 50 bps
GigaGen	N/A	+/- 200 bps

Additionally, for the impairment test of the Diagnostic CGU for the year 2023, the following sensitivity scenarios to variations in sales of the MDS, BTS and CDx business lines were also considered:

- MDS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 9% on average each year.
- BTS sales sensitivity scenario: a lower sales projection than initially projected was estimated by approximately 17% on average each year.
- CDx sales sensitivity scenario: a projection was estimated so that CDx sales from 2030 onwards represent on average approximately 66% of the initially estimated sales.
- Aggregate sensitivity scenario to MDS, BTS and CDx sales: a scenario was estimated as a result of the previous sensitivity scenarios, resulting in a 4% impairment on the carrying value of the assets.

In addition, the following reasonably possible change for the year 2023 was considered for the GigaGen CGU impairment testing:

	Sink rate
GigaGen	+/- 100 bps

42

(7) Other Intangible Assets Details of other intangible assets and movement during the years ended 31 December 2024 and 2023 are included in Appendix III, which forms an integral part of these notes to the consolidated annual accounts. Intangible assets acquired from Talecris mainly include currently marketed products. Identifiable intangible assets correspond to Gamunex and have been recognized at fair value at the acquisition date of Talecris and classified as currently marketed products. Intangible assets recognized comprise the rights on the Gamunex product, its commercialization and distribution license, trademark, as well as relations with hospitals. Each of these components is closely linked and fully complementary, are subject to similar risks and have a similar regulatory approval process. Intangible assets acquired from Progenika mainly include currently marketed products. Identifiable intangible assets correspond to blood, immunology and cardiovascular genotyping. These assets have been recognized at fair value at the acquisition date of Progenika and classified as currently marketed products. The intangible assets acquired from Biotest mainly include the acquired product portfolio. The identifiable intangible assets correspond to the plasma therapies segment and have been recorded at fair value at the date of acquisition of Biotest and classified as an acquired product portfolio. The intangible assets acquired from Access Biologicals LLC mainly include customer relationships. This asset has been recorded at fair value at the date of acquisition of Access Biologicals LLC and classified as acquired customer relationships. The estimated useful life of the currently marketed products acquired from Talecris is considered limited, has been estimated at 30 years on the basis of the expected life cycle of the product (Gamunex) and is amortized on a straightline basis. At 31 December 2024, the residual useful life of currently marketed products is 16 years and 5 months (17 years and 5 months at 31 December 2023). The estimated useful life of the currently marketed products acquired from Progenika is considered limited, has been estimated at 10 years on the basis of the expected life cycle of the product and is amortized on a straight-line basis. In 2023 the currently marketed products reached the end of their useful life. The estimated useful life of the product portfolio acquired from Biotest is considered limited and has been estimated at 30 years, based on the expected life cycle of the products. The amortization method is linear. The estimated useful life of the customer relationships acquired from Access Biologicals LLC is considered limited and has been estimated at 14 years, based on the rate of decline of the same. The amortization method is linear. a) Internally-developed intangible assets At 31 December 2024 the Group has recognized Euros 106,902 thousand as self – constructed intangible assets (Euros 50,043 thousand at 31 December 2023) in the consolidated profit and loss account. b) Purchase commitments At 31 December 2024 and 2023, the Group does not have any significant intangible purchase commitments. c) Other intangibles in progress At 31 December 2024, the Group has an amount of Euros 1,471,975 thousand as development costs in progress (Euros 1,366,893 thousand at 31 December 2023). This amount includes an amount of Euros 302,433 thousand as of 31 December 2024 (Euros 284,341 thousand as of 31 December 2023) corresponding to the ongoing research and development projects for products for neurodegenerative disorders, neuromuscular diseases, and ophthalmological diseases acquired from Alkahest. Likewise, this amount also includes an amount of Euros 878,872 thousand as of 31 December 2024 (Euros 861,950 thousand as of 31 December 2023)corresponding to the ongoing research and development projects in plasma therapies acquired from Biotest (Fibrinogen and Trimodulin). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 43

d) Results on disposal of intangible assets The total losses on disposals and sale of intangible assets amounts to Euros 144 thousand in 2024 (losses of Euros 283 thousand in 2023). e) Impairment testing Indefinite-lived intangible assets have been allocated to the corresponding cash-generating unit (CGU). These assets have been tested for impairment together with goodwill (see note 6). Impairment testing has been analyzed for each of the intangible assets in progress by calculating its recoverable amount based on their fair value based on the discount of free cash flows adjusted by the probability of success according to the clinical phase of the project. (8) Leases Details of leases in the consolidated balance sheet at 31 December 2024 and 2023 are as follows: Right-of-use assets Thousands of Euros 31/12/2024 31/12/2023 Land and buildings 956,617 933,304 Machinery 3,173 3,718 Computer equipment 1,032 764 Vehicles 7,482 7,454 968,304 945,240 Lease liabilities Thousands of Euros Reference 31/12/2024 31/12/2023 Non-current Note 21 1,024,845 1,004,227 Current Note 21 116,534 107,101 1,141,379 1,111,328 The composition of lease liabilities as of 31 December 2024 and 2023 is shown below. Undiscounted future payments classified on a maturity basis are presented together with the effect of the financial discount: Thousands of Euros 31/12/2024 31/12/2023 Maturity: Within one year 116,534 107,101 In the second year 117,233 126,133 In the third to fifth years 319,410 326,253 After the fifth year 1,221,344 1,003,424 1,774,521 1,562,911 Discounting effect (633,142) (451,581) Total lease liabilities 1,141,379 1,111,328 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 44

At 31 December 2024, the Group has recognized an amount of Euros 79,051 thousand related to additions of right-of-use assets (Euros 102,904 thousand at 31 December 2023). Movement at 31 December 2024 and 2023 is included in Appendix IV, which forms an integral part of these notes to the consolidated annual accounts. At 31 December 2024 and 2023, the amounts recognized in the consolidated statement of profit and loss related to lease agreements are: Right-of-use depreciation Thousands of Euros 2024 2023 Buildings 74,929 71,157 Machinery 1,522 1,507 Computer equipment 559 860 Vehicles 5,106 5,019 82,116 78,543 Thousands of Euros Reference 2024 2023 Finance lease expenses Note 27 50,870 44,587 50,870 44,587 Thousands of Euros 2024 2023 Expenses related to short-term contracts 1,295 1,739 Expenses related to low-value contracts 15,865 13,435 Other operating lease expenses 30,101 23,820 47,261 38,994 At 31 December 2024, the Group has paid a total of Euros 111,488 thousand related to lease contracts (Euros 116,394 thousand at 31 December 2023). The total amount recognized in the consolidated balance sheet corresponds to lease contracts in which the Group is the lessee. (9) Property, Plant and Equipment Details of property, plant and equipment and movement in the consolidated balance sheet at 31 December 2024 and 2023 are included in Appendix V, which forms an integral part of this note to the consolidated annual accounts. Property, plant and development under construction at 31 December 2024 and 2023, mainly comprise investments made to extend the companies’ equipment and to increase their productive capacity. In 2024 the Group has capitalized interests for a total amount of Euros 27,772 thousand (Euros 36,892 thousand in 2023) (note 27). a) Insurance Group policy is to contract sufficient insurance coverage for the risk of damage to property, plant and equipment. At 31 December 2024, the Group has a combined insurance policy for all Group companies, which more than adequately covers the carrying amount of all the Group’s assets. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 45

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Losses on disposal of property, plant and equipment

Total losses incurred on disposals of property, plant and equipment for 2024 amount to Euros 3,465 thousand (losses of Euros 5,813 thousand in 2023).

c) Self – constructed property, plant and equipment

At 31 December 2024 the Group has recognized Euros 62,638 thousand as self -constructed property, plant and equipment (Euros 82,615 thousand at 31 December 2023) in the Consolidated Statements of Profit and Loss.

d) Purchase commitments

At 31 December 2024, the Group has property, plant and equipment purchase commitments amounting to Euros 35,009 thousand (Euros 36,487 thousand at 31 December 2023).

e) Property, plant and equipment under construction

Property, plant and equipment under construction as of 31 December 2024 amount to Euros 802,313 thousand (Euros 910,671 thousand in the 2023) and mainly correspond to the investments incurred in the expansion of the facilities of the companies and their productive capacity in the United States, Canada, and Ireland (note 29).

f) Impairment testing

As of December 31, 2024, the Group has recognized an impairment loss amounting to Euros 1,370 thousand.

During 2023 the Group disposed property, plant and equipment as part of the reorganization of the USA donor center network. In this regard, the impairment corresponding to these assets which belong to the Biopharma segment was written off for a total amount of Euros 5.3 million.

(10) Equity-Accounted Investees and Joint Business

Details of this caption in the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

		Thousands of Euros		Thousands of Euros
	% ownership (*)	31/12/2024	% ownership (*)	31/12/2023 (')
Shanghai RAAS Blood Products Co., Ltd.	—%	—	6.58%	361,394
Grifols Egypt Plasma Derivatives	49.00%	63,063	49.00%	46,263
BioDarou P.J.S. Co.	49.00%	5,933	49.00%	11,265
Total equity accounted investees with similar activity to that of the Group		**68,996**		**418,922**
Mecwins, S.A.	—%	—	24.59%	2,841
Total of the rest of equity accounted investees		—		**2,841**
Total equity-accounted investees		**68,996**		**421,763**

(*) This percentage also refers to the voting interest.

(') Restated figures (Note 2.d.)

46

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2024 is as follows:

	Thousands of Euros						
	2024						
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees		
	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	BioDarou P.J.S. Co.	Total	Mecwins, S.A.	Total	Total
Balance at 1 January (*)	361,394	46,263	11,265	418,922	2,841	2,841	421,763
	—	—					
Acquisitions	—	40,250	—	40,250	—	—	40,250
Share of profit / (losses)	12,595	333	(4,388)	8,540	—	—	8,540
Share of other comprehensive income / translation differences	435	(23,783)	4,882	(18,466)	—	—	(18,466)
Collected dividends	(6,724)	—	—	(6,724)	—	—	(6,724)
Impairment loss	—	—	(5,826)	(5,826)	—	—	(5,826)
Transfers	(367,700)	—	—	(367,700)	(2,841)	(2,841)	(370,541)
Balance at 31 December	—	63,063	5,933	68,996	—	—	**68,996**

(*) Restated figures (Note 2.d.)

Additionally, as a result of the sale of SRAAS (note 12), an operating profit of Euros 34,090 thousand has been generated, which has been recorded under the heading 'Profit of equity accounted investees with similar activity to that of the Group' in the attached Consolidated Statements of Profit and Loss.

47

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2023 is as follows:

	2023							
	Equity accounted investees with similar activity to that of the Group				Rest of equity accounted investees			
	Shanghai RAAS Blood Products Co., Ltd.	Grifols Egypt Plasma Derivatives	BioDarou P.J.S. Co.	Total	Albajuna Therapeutics, S.L.	Mecwins, S.A.	Total	Total
Balance at 1 January (*)	1,453,210	36,111	5,051	1,494,372	622	2,965	3,587	1,497,959
	—	—						
Acquisitions	—	20,342	—	20,342	—	—	—	20,342
Share of profit / (losses)	61,979	(1,025)	2,786	63,740	(798)	(124)	(922)	62,818
Share of other comprehensive income / translation differences (1)	(57,048)	(9,165)	3,846	(62,367)	176	—	176	(62,191)
Collected dividends	(6,891)	—	—	(6,891)	—	—	—	(6,891)
Uncollected dividends	—	—	(418)	(418)	—	—	—	(418)
Transfers (*)	(1,089,856)	—	—	(1,089,856)	—	—	—	(1,089,856)
	—	—	—	—	—	—	—	—
Balance at 31 December (*)	361,394	46,263	11,265	418,922	—	2,841	2,841	**421,763**

(*) Restated figures (Note 2.d.)

(1) Due to an imprecision in the sign of the subheading "Equity accounted investees / Translation differences" of the Consolidated Statement of Comprehensive Income for the years 2023 and 2022, in the current financial year the sign of this caption has been modified, with the counterpart item being the subheading "Translation differences", of the consolidated Statement of Comprehensive Income.
As a result of this imprecision, this subheading has been modified for the amount of Euros 124 million and Euros 61 million as of December 31, 2023 and 2022, respectively, against the subheading "Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences". This imprecision has not had any impact on the total heading "Translation differences" considered globally in the Consolidated Balance Sheet.

48

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in the investments in equity-accounted investees for the year ended 31 December 2022 s as follows:

	Thousands of Euros 2022								
	Equity accounted investees with similar activity to that of the Group					**Rest of equity accounted investees**			
	Access Biologicals LLC	**Shanghai RAAS Blood Products Co., Ltd.**	**Grifols Egypt Plasma Derivatives**	**BioDarou P.J.S. Co.**	**Total**	**Albajuna Therapeutics, S.L**	**Mecwins, S.A.**	**Total**	**Total**
Balance at 1 January (*)	53,264	1,452,378	31,847	—	1,537,489	1,910	3,159	5,069	1,542,558
Acquisitions	—	—	—	4,534	4,534	—	—	—	4,534
Transfers	(129,459)	—	—	—	(129,459)	—	—	—	(129,459)
Share of profit / (losses)	76,895	26,680	865	(962)	103,478	(1,288)	(194)	(1,482)	101,996
Share of other comprehensive income / translation differences	3,028	(18,859)	(16,419)	1,479	(30,771)	—	—	—	(30,771)
Collected dividends	(3,728)	(6,989)	—	—	(10,717)	—	—	—	(10,717)
Others	—	—	19,818	—	19,818	—	—	—	19,818
Balance at 31 December (*)	—	1,453,210	36,111	5,051	1,494,372	622	2,965	3,587	**1,497,959**

(*) Restated figures (Note 2.d.)

[(1)] Due to an imprecision in the sign of the subheading "Equity accounted investees / Translation differences" of the Consolidated Statement of Comprehensive Income for the years 2023 and 2022, in the current financial year the sign of this caption has been modified, with the counterpart item being the subheading "Translation differences", of the consolidated Statement of Comprehensive Income.
As a result of this imprecision, this subheading has been modified for the amount of Euros 124 million and Euros 61 million as of December 31, 2023 and 2022, respectively, against the subheading "Participation in other comprehensive income of the investments accounted for by the equity method - Translation differences". This imprecision has not had any impact on the total heading "Translation differences" considered globally in the Consolidated Balance Sheet.

49

The main movements of the equity-accounted investees with similar activity to that of the Group are explained below: Grifols Egypt for Plasma Derivatives (S.A.E.) On 29 July 2021, a cooperation agreement was signed with the National Service Projects Organization (NSPO) to help build a platform to bring self-sufficiency in plasma-derived medicines to Egypt. The Company made a first contribution of US Dollars 36,750 thousand (equivalent to Euros 30,454 thousand at the date of integration), and in exchange received Grifols Egypt for Plasma Derivatives (S.A.E.) shares representing 49% of its share capital, which will amount to US Dollars 300 million. The Company has undertaken to make the contributions for the outstanding amount corresponding to its interest as the capital requirements are approved. As a result, the Group made a further capital contribution of US Dollars 44,100 thousand during 2024 (US Dollars 22,050 and 22,050 thousand in 2023 and 2022, respectively), equivalent to 49% of the total capital capital increase made of US Dollars 90 million (US Dollars 45 and 45 million in 2023 and 2022, respectively). Thus, the total contributions made by the Group amount to US Dollars 124,950 thousand, equivalent to 49% of its share capital, which total amount is US Dollar 255 millions. Additionally, the Group has committed to make a capital contribution of US Dollars 22,050 thousand during the second quarter of 2025. Shanghai RAAS Blood Products Co. Ltd. On December 29, 2023, Grifols reached an agreement with Haier for the sale of a 20% shareholding subject to regulatory approvals and other conditions agreed in the agreement. As a result of the Share Purchase Agreement, at December 31, 2023 the amount equivalent to 20% of the shareholding in SRAAS was reclassified to Non-current assets held for sale for Euros 1,089,856 thousand (note 12). According to the fair value implicit in the transaction with Haier, there was no impairment indication in SRAAS investment as of 31 December 2023. At 31 December 2023 Shanghai RAAS Blood Products Co. Ltd. stock market capitalization totaled RMB 53,164 million (RMB 42,737 million at 31 December 2022). Agreed price in transaction with Haier 31/12/2023 Date of acquisition SRAAS shares price CNY 9.405 CNY 8.00 CNY 7.91 On June 18, 2024 the sale transaction was closed and Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% interest in the shares of SRAAS is considered a financial asset measured at fair value through "Other comprehensive income" at the transaction date and has been reclassified to financial asset (note 11 and 12). Access Biologicals LLC On 12 January 2017, the group announced the acquisition of 49% of the voting rights in Access Biologicals LLC, a company based in San Diego, California, USA, for the amount of US Dollars 51 million. Grifols entered into an option agreement to purchase the remaining 51% voting rights in five years, in 2022. Grifols also signed a supply agreement to sell biological products not meant for therapeutic use to Access Biologicals LLC. The principal business activity of Access Biologicals LLC is the collection and manufacturing of an extensive portfolio of biological products. Combined with closed-loop material sourcing, it provides critical support for various markets such as in-vitro diagnostic manufacturing, biopharmaceutical, cell culture and diagnostic research and development. On 15 June 2022, Grifols, through its wholly-owned subsidiary Chiquito Acquisition Corp., reached an agreement to acquire all the shares of Access Biologicals LLC, exercising the call option for the remaining 51%, for a total of US Dollars 142 million. With the acquisition of 100% of the shares, Grifols obtained control over Access Biologicals LLC and, therefore, it was considered a Group company and is consolidated under the full consolidation method (note 3). In 2023, all wholly-owned subsidiaries Access Biologicals, LLC, Chiquito Acquisition Corp. and Grifols Bio Supplies, Inc. entered into a merger agreement, with the surviving company being Grifols Bio Supplies, Inc. (note 2). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 50

BioDarou P.J.S. Co. On 25 April 2022, and after obtaining all regulatory approvals, Grifols closed the acquisition of 70.18% of the share capital of Biotest AG for Euros 1,460,853 thousand (note 3). Biotest AG is the parent company of a consolidated group of companies, which includes a joint venture investment corresponding to a 49% interest held by Biotest Pharma GmbH in BioDarou P.J.S. Co, whose registered office is in Tehran, Iran, and which is accounted for using the equity method. The company's goal is to collect plasma, process it into immunoglobulins, factors and human albumin through Biotest AG and then sell the finished products in Iran. Albajuna Therapeutics, S.L. In 2016, Grifols made a capital investment of Euros 3.75 million in exchange for 30% of the shares of Albajuna Therapeutics, S.L. Since 2018, as a result of a planned investment in accordance with the Shareholders' Agreement of January 2016, Grifols held a 49% stake in the company's capital. Albajuna Therapeutics, S.L. is a Spanish research company founded in 2016 which main activity is the development and manufacture of therapeutic antibodies against HIV. On 9 October, 2023, Grifols, through its 100% owned subsidiary Grifols Innovation and New Technologies Limited, reached an agreement to acquire all the shares of Albajuna Therapeutics, S.L. for the remaining 51% for a total amount of Euro 1. With the acquisition of 100% of the shares, Grifols obtained control over Albajuna Therapeutics, S.L. and, therefore, it has become a group company and is consolidated (note 3). Medcom Advance, S.A. In February 2019, the Group completed the acquisition of 45% of the shares in Medcom Advance, S.A. for an amount of Euros 8,602 thousand. Medcom Advance, S.A. is a company dedicated to research and development with a view to create proprietary patents using nanotechnology. The company was equity-accounted. At 31 December 2023 and 2024, this investment is fully impaired. Mecwins, S.A. On 22 October 2018 Grifols allocated Euros 2 million to the capital increase of Mecwins through Progenika Biopharma, reaching 24.99% of the total capital. Mecwins is a spin-off of the Institute of Micro and Nanotechnology of the Center for Scientific Research (CSIC), specialized in the development of innovative nanotechnological analysis tools for the diagnosis and prognosis of diseases. Mecwins has developed ultrasensitive optical reading immunoassay technology from nanosensors for the detection of protein biomarkers in blood. This technology has potential applications in fields such as oncology, cardiovascular and infectious diseases. The injection of capital, in which CRB Inverbio also participated with an additional Euros 2 million, will enable Mecwins to start developing pre-commercial prototypes of this technology and for Grifols to position itself in the field of nanotechnology applied to diagnosis. In 2021, Mecwins, S.A. acquired own shares from Progenika Biopharma, S.A. to generate treasury stock. This acquisition caused the percentage of ownership in Mecwins, S.A. to decrease to 24.59%. As of December 31, 2023, the company maintained the investment accounted for using the equity method. As of December 31, 2024, since the group ceased to exercise significant influence because it no longer had representation on the Board of Directors and could not intervene in financial policy decisions or its operation, the investment has been reclassified as a financial asset with changes in “Other Comprehensive Income” (note 11). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 51

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The most recent financial statements available of the main equity-accounted investments of Grifols are as follows:

Balance sheet:

	Thousands of Euros		
	31/12/2024	31/12/2023	
	Grifols Egypt Plasma Derivatives	Shanghai RAAS Blood Products Co. Ltd.	Grifols Egypt Plasma Derivatives
Non-current assets	71,167	2,990,702	74,169
Current assets	64,680	561,804	28,131
Cash and cash equivalents	47,993	512,309	36,947
Non-current liabilities	(1,296)	(2,182)	(1,996)
Non-current financial liabilities	(8,048)	(211)	(11,044)
Current liabilities	(45,796)	(263,827)	(31,793)
Net assets	**128,700**	**3,798,595**	**94,414**

P&L:

	Thousands of Euros				
	2024	2023		2022	
	Grifols Egypt Plasma Derivatives	Shanghai RAAS Blood Products Co. Ltd.	Grifols Egypt Plasma Derivatives	Shanghai RAAS Blood Products Co. Ltd.	Grifols Egypt Plasma Derivatives
Net revenue	13,941	778,328	196	700,831	—
Net profit	(2,318)	234,416	(4,423)	227,000	3,397

Joint arrangement:

<u>Biotek America, LLC</u>

Grifols entered into a collaboration agreement with ImmunoTek GH, LLC (ImmunoTek) for the opening and management of 28 plasma collection centers. The transaction was executed through the creation of Biotek America LLC ("ITK JV"), which created a series of shares for each center (silos). Grifols holds 75% of each series of shares, and ImmunoTek holds the remaining 25%. Approximately three years after the opening of each center, according to the agreement, Grifols acquires the collection center. As of December 31, 2024, Grifols has acquired 14 plasma centers (see note 3.a.).

The collaboration agreement between the Group and Immunotek has involved, as of December 31, 2024 and 2023:

- The construction, licensing, and commissioning by ImmunoTek of a total of 28 plasma centers in the United States.
- The sale to Grifols of each center approximately 3 years after its opening, for an approximate amount of US Dollars 550,000 thousand (Euros 500,000 thousand) for the 28 centers. The number of centers acquired were 7 centers in April 2024 and 7 centers in July 2024, and the remaining centers will be acquired: 8 centers in January 2025 and 6 centers in February 2025 (note 34).
- Grifols made advances of up to US Dollars 5,000 thousand for each center to ImmunoTek (US Dollars 140,000 thousand) for the 28 centers (Euros 126,697 thousand), which will be deducted from the purchase price of the last 14 centers.
- All of the plasma collected by ITK JV through the 28 centers is sold exclusively to Grifols in exchange for an agreed price. Plasma purchases made from ITK JV in 2024 and 2023 amounted to Euros 235,533 thousand and Euros 233,706 thousand, respectively.

52

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- ImmunoTek exclusively manages the centers in exchange for a management fee, which amounted to Euros 7,534 thousand until June 2023. Subsequently, as a result of a contractual modification, the management fees became fixed amounts of Euros 27,968 thousand as of December 31, 2024 (Euros 14,769 thousand as of December 31, 2023).
- As a manager can carry out all the acts it deem necessary under its sole and exclusive responsibility, but always within the activities agreed by the parties. It can only be terminated with the unanimous consent of the parties. However, the manager does not act with a delegated power, insofar as it has exposure for management fees and the achievement of objectives to maximise the selling price of each of the series.
- In the event of liquidation of ITK JV, once the creditors of ITK JV or each of the series have been paid, the advances contributed by the unitholders must then be returned, in this case, the advances contributed by the Grifols Group and the remainder, if any, will be distributed to each of the shareholders in proportion to their participation in the share capital (ImmunoTek 25%; Grifols 75%).
- None of the series should be responsible for expenses incurred or attributed to the other series. All profit, loss, income and expense items will be allocated to ImmunoTek, including any tax benefits derived therefrom. However, all assets and liabilities correspond to each of the series. Therefore, each of the series has a separate legal personality, with assets and liabilities isolated from the rest, i.e. each series is a SILO.
- Grifols, through Grifols Shared Services North America, Inc. acts as guarantor of five plasma center lease agreements up to US Dollars 50 million that ImmunoTek has not involved in the collaboration under Biotek America, LLC. In addition, Grifols S.A. acts as guarantor of the commitments acquired for the purchase of the 28 plasma centers.

The amounts payable net of deposits and on the basis of a minimum production and existence of the centers at the time of purchase, would be the following amounts according to the estimated payment schedule:

	Thousand	
	US Dollar	Euros
2025	78,888	75,131
2026	62,428	59,455
Total	141,316	134,586

Regardless of whether Grifols holds a 75% stake and whether the management has been transferred to ImmunoTek, there is joint control until Grifols acquires the centers and will be accounted for as a joint operation based on the contractual conditions: (i) joint decision-making power on the relevant activities; (ii) Grifols' exposure to the 75% stake, the advances paid, the guarantees granted and the contracts for the purchase of plasma supply; (iii) significant exposure of the other shareholder to the results of the silos generated and their fees, given that it does not act with delegated power and, (iv) relation between the two.

Therefore, to the extent that there is joint control and each series is representative of a SILO and has been designed and created to sell all the plasma collected to Grifols and advances the necessary funds for the development of the series and guarantees the obligations, they should be considered joint agreements. However, there is a disproportion between Grifols' percentage stake in the series, which amounts to 75%, and the economic exposure to assets and liabilities of 100%, while the income and expenses and tax benefits derived therefrom from the period prior to the acquisition must be attributed to ImmunoTek. As a result, the losses generated by the series during the period prior to the acquisition belong to the other shareholder under the tax transparency regime.

As described in Note 2d), the series has been integrated in accordance with IFRS 11 Joint Arrangements, with the comparative figures for 2023 and 2022 restated accordingly.

53

Below is a breakdown of the aggregate balances of the 14 centers as of 31 December 2024 and 28 centers as of 31 December 2023, excluding balances with Grifols: Thousands of US Dollars Euros 31/12/2024 31/12/2023 31/12/2024 31/12/2023 Non-current assets 54,309 120,133 52,275 108,718 Current assets 26,623 46,877 25,626 42,423 Total assets 80,932 167,010 77,901 151,141 Non-current liabilities 55,674 119,449 53,589 108,099 Current liabilities 46,759 71,706 45,008 64,892 Total liabilities 102,433 191,155 98,597 172,991 Grifols' balances 5,965 12,556 5,742 11,363 Total Equity (21,501) (36,701) (20,696) (33,213) Thousands of US Dollars Euros 2024 2023 2024 2023 Net revenue 206,125 271,693 189,957 251,805 Net profit 6,248 (18,453) 5,743 (16,997) (11) Financial Assets Details of non-current financial assets on the consolidated balance sheet at 31 December 2024 and 2023 are as follows: Thousands of Euros Reference 31/12/2024 31/12/2023 Other non-current investments 422,258 11,139 Non-current derivatives Note 30 1,181 1,043 Total Non-current financial assets measured at fair value 423,439 12,182 Non-current guarantee deposits 9,420 8,872 Other non-current financial assets (a) 37,718 18,996 Non-current loans (b) 19,915 136,626 Total Non-current financial assets measured at amortized cost 67,053 164,494 In Non-current guarantee deposits, there are long-term deposits with related parties that amount Euros 943 thousand at 31 December 2024 (Euros 934 thousand at 31 December 2023) (note 31). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 54

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The remaining 6.58% interest in SRAAS shares is included under "Other non-current investments". This investment has been considered a financial asset measured at fair value with changes in 'Other Comprehensive Income of financial investments' whose fair value at December 31, 2024 has been calculated on the basis of the SRAAS share price at that date (CNY 7.22 per share) in the amount of Euros 416,131 thousand recognizing a loss under the heading of other comprehensive income of Euros 18,351 thousand net of tax.

Details of current financial assets on the consolidated balance sheet at 31 December 2024 and 2023 are as follows:

		Thousands of Euros	
	Reference	**31/12/2024**	**31/12/2023**
Current derivatives	Note 31	6,064	23,644
Total Non-current financial assets measured at fair value		6,064	23,644

		Thousands of Euros	
	Reference	**31/12/2024**	**31/12/2023**
Deposits and guarantees		3,000	325
Other current financial assets	(a)	21,179	14,926
Current loans	(b)	213,331	101,337
Total other current financial assets measured at amortized cost		237,510	116,588

a) Other non-current and current financial assets

Details of other non-current and current financial assets are as follows:

		Thousands of Euros	
	Reference	**31/12/2024**	**31/12/2023**
Other financial assets with associated parties	Note 31	418	418
Other financial assets with third parties		58,479	33,504
Total other non-current and current financial assets		58,897	33,922

b) Non-current and current loans

Details of non-current and current loans are as follows:

		Thousands of Euros	
	Reference	**31/12/2024**	**31/12/2023**
Loans to related parties	Note 31	214,119	216,426
Loans to third parties		19,127	21,537
Total current and non-current loans		233,246	237,963

"Loans to related parties" includes by an amount of Euros 82,255 thousand (Euros 101,217 thousand as of 31 December 2023) the open balance of the cash pooling that Haema GmbH and BPC Plasma, Inc. have with Scranton Plasma B.V. (note 31). Despite their maturity date being 2027, these have been maintained in the short term as their recovery is expected through the collection of dividends in the coming year. Both in 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating "Loans to related parties". In 2024 the dividend amounted Euros 39,509 thousand, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266,406 thousand. This distribution had an impact against the Group's non-controlling interests reserves (see note 19). Furthermore, through the execution of a quota transfer agreement on 31 October 2024, Grifols Worldwide Operations Limited ("GWWO") as purchaser, acquired 100% of the share capital of Haema Plasma Kft, from Scranton Plasma B.V., as seller (the "SPA"), all of which in exchange of Euros 35,000 thousand (the "Purchase Price"). The Purchase Price has been paid by GWWO to Scranton Plasma B.V. through the

55

partial assignment by GWWO to Scranton Plasma B.V. of part of certain receivable held by GWWO against Haema GmbH (under certain advance payment made in the past by GWWO to Haema GmbH for the purchase of plasma (the "Plasma Advance Receivable")) in the amount of the Purchase Price (the "Assigned Receivable"). Now therefore, the amount of the Plasma Advance Receivable has been reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, has settled its debt position under the cash-pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, has been reduced in the amount of the Assigned Receivable). Additionally, this caption includes the loan granted to Scranton Enterprises BV by the Group related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (note 31). The initial amount of the loan was US Dollars 95,000 thousand (Euros 86,969 thousand). Furthermore, in 2023 an additional amount of Euros 15,000 thousand was drawn under the same terms as the original loan. As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023). (12) Non-current assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500,000 thousand. Pursuant to IFRS 5, such stake subject to the sale transaction was considered as a “Non-current asset held for sale” in the consolidated statement of financial position as at December 31, 2023 in the amount of Euro 1,089,856 thousand. On June 18, 2024, after obtaining the necessary authorizations from the required regulatory authorities and fulfilling certain agreed-upon conditions, the sale took place for an amount of RMB 12,163,730 thousand, net of taxes paid in China (Euros 1,564,256 thousand at the exchange rate on the transaction date). To reduce exposure to EUR/RMB exchange rate fluctuations and ensure the amount received in euros, Grifols contracted a EUR/RMB forward exchange rate financial instrument (Fx Forward), which was not recorded as hedge accounting. On July 5, 2024, these funds were deposited into a Grifols Euro bank account, amounting to Euros 1,559,943 thousand at the contracted Forward exchange rate, recognizing a foreign exchange loss of Euros 17,790 thousand, presented under the heading 'Foreign Exchange Differences,' and a financial gain from the derivative of Euro 13,476 thousand, recognized under the heading 'Fair Value Change in Financial Instruments' (note 27). These funds have been used to reduce the Group's debt (note 21). As a result of this sale transaction, Grifols loses its significant influence over its interest in SRAAS at the closing of the transaction. The remaining 6.58% stake in SRAAS shares is considered a financial asset valued at fair value with changes in "FV through OCI" which fair value at the date of the transaction was calculated on the basis of the listed price of the SRAAS share at that date in the amount of Euros 434,481 thousand (note 11). Grifols also lost its indirect stake in GDS which was held through its shareholding in SRAAS, resulting in an increase of Euros 507,803 thousand in equity attributable to minority interests. In addition, as part of the transaction, a series of agreements were signed (note 29), including the extension of the exclusive distribution agreement for albumin. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 56

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

This transaction has not had a material impact on the Consolidated Statements of Profit and Loss for 2024 and is calculated as follows:

	Thousands of euros
Selling price	**1,607,500**
Fair value of SRAAS 6,58%	434,481
Minus: book value of the Non-current asset held for sale and transaction costs	(1,123,588)
Minus: book value of the Investment accounted for using the equity method as the date of loss of the significant influence	(367,700)
Minus:increase of the minority interest of GDS (see Note 19)	(507,803)
Other contractual obligations (see Note 32)	(10,433)
Result before the reclassification of translation differences	**32,457**
Accumulated translation differences in equity	1,633
Transaction result:profit	**34,090**
Taxes on profits in China and Spain	(34,544)
Result net of taxes	**(454)**

The result of the transaction includes an unrealized gain corresponding to the revaluation of the investment retained by Grifols in SRAAS at fair value in the amount of Euros 68,414 thousand.

(13) Inventories

Details of inventories at 31 December 2024 and 2023 are as follows:

	Thousands of Euros	
	31/12/2024	31/12/2023 (*)
Goods for resale	164,624	167,894
Raw materials and supplies	955,503	1,092,301
Work in progress and semi-finished goods	1,405,231	1,210,085
Finished goods	1,034,740	1,012,119
	3,560,098	3,482,399

(*) Restated figures (Note 2.d)

Movement in the inventory provision was as follows:

	Thousands of Euros		
	31/12/2024	31/12/2023	31/12/2022
Balance at 1 January	123,656	84,740	158,724
Net charge for the year	22,711	57,041	(66,647)
Cancellations for the year	(133)	(15,985)	(12,155)
Translation differences	4,198	(2,140)	4,818
Balance at 31 December	150,432	123,656	84,740

(14) Contract assets Short term contract assets relate to contractual obligations from contract fractionation agreements entered into by Biotest AG. The resulting performance obligations are generally fulfilled by Biotest over a period of up to 12 months. Receivables from this business, which usually have a due date of between 90 and 120 days, are recognized when the right to receive the consideration becomes unconditional. This is the case when the biological drugs produced from the blood plasma provided by the customer are delivered to the customer. These are service transactions that are valued at the corresponding costs of sales incurred plus profit margin, if it can be estimated. Details of short term contract assets at 31 December 2024 and 2023 are as follows: Thousands of Euros 31/12/2024 31/12/2023 Contract assets (gross) 36,074 47,839 Allowances for expected credit losses (96) (88) Contract assets (net) 35,978 47,751 Default risks are accounted for by making value adjustments to the contract assets. The allowance for expected credit losses is calculated as the difference between the nominal amount of the contract assets and the estimated recoverable amount. Movement in allowance for expected credit losses corresponding to contract assets is included in note 30. (15) Trade and Other Receivables Details at 31 December 2024 and 2023 are as follows: Thousands of Euros Reference 31/12/2024 31/12/2023 Trade receivables 677,147 449,139 Receivables from associates Note 31 38,657 227,550 Impairment losses Note 30 (i) (10,352) (31,576) Trade receivables 705,452 645,113 Other receivables Note 30 (i) 10,529 27,444 Personnel 1,489 1,123 Advance payments Note 30 (i) 5,590 4,150 Taxation authorities, VAT recoverable 53,532 32,587 Other public entities 6,416 9,629 Other receivables 77,556 74,933 Current income tax assets 52,589 47,213 Total trade and other receivables 835,597 767,259 Assignment of credit rights During 2024, 2023 and 2022, the Grifols Group has sold receivables without recourse to some financial institutions (factors), to which the risks and benefits inherent to the ownership of the assigned credits are substantially transferred. Also, the control over the assigned credits, understood as the factor's ability to sell them to an unrelated third party, unilaterally and without restrictions, has been transferred to the factor. The main conditions of these contracts include the advanced collection of the assigned credits that vary between 70% and 100% of the nominal amount and a percentage of insolvency risk coverage on the factor side that varies between 90% and 100% of the nominal of the assigned credits. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 58

These contracts have been considered as without recourse factoring and the amount advanced by the factors has been derecognized from the balance sheet. Likewise, in financial years 2024, 2023 and 2022, some receivables assignment contracts were signed with a financial institution, in which the Group retains the risks and benefits inherent to the ownership of the assigned credits. These contracts have been considered as factoring with recource and the assigned amount remains in the consolidated balance sheet at year end and a short-term debt is recognized for an amount equal to the consideration received from the factor for the assignment. There is no amount recognized at 31 December 2024 (Euros 16,985 thousand at 31 December 2023). At 31 December 2024, the finance cost of credit rights sold for the Group totals Euros 30,782 thousand which has been recognized under finance costs in the consolidated statement of profit and loss for (Euros 24,993 thousand in 2023 and Euros 18,201 thousand in 2022) (note 27). The volume of invoices sold without recourse to various financial institutions which, based on their due date would not have been collected at 31 December 2024, totals Euros 334,430 thousand (Euros 391,886 thousand at 31 December 2023). Details of balances with related parties are shown in note 31. (16) Cash and Cash Equivalents Details of this caption of the consolidated balance sheet at 31 December 2024 and 2023 are as follows: Thousands of Euros 31/12/2024 31/12/2023 Current deposits 5,100 6,506 Cash in hand and at banks 974,680 523,071 Total cash and cash equivalents 979,780 529,577 (17) Equity Details of consolidated equity and movement are shown in the consolidated statement of changes in equity. a) Share capital At 31 December 2024 and 2023, the Company’s share capital amounts to Euros 119,603,705 and comprises: • Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series. • Class B shares: 261,425,110 non-voting preference shares of 0.05 Euros par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. Class B Shares Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, but differ from the Class A shares in some important respects that are outlined below. Voting Rights Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Separate Vote at General Shareholder Meetings on Extraordinary Matters Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an“extraordinary matter”) require the approval of a majority of our outstanding Class B shares. • Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction. • Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below. • Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law. • Any resolution for the delisting of any Grifols shares from any stock exchange. • Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares). The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters. Preferred Dividend Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to Euros 0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year. If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future. Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights. Other Dividends Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share. Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 60

Redemption Rights Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below. • We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event. • Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear. • The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute. • We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and(ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption. The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made. Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities,assets or rights). Liquidation Rights Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for. We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares. Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 61

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Subscription Rights

Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols.

As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements: (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights,as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued.

Registration and Transfers

Class B shares are in book-entry form on Iberclear and are indivisible, in the same terms as the Class A shares.

Since 23 July 2012 the ADSs (American Depositary Shares) representing Grifols' Class B shares (non-voting shares) have had an exchange ratio of 1:1 in relation to Class B shares, ie.1 ADS represents 1 Class B share. The previous rate was 2 ADS per 1 Class B share.

The Company's knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests representing more than 10% of the Company's total capital at 31 December 2024 and 2023 (note 17(g)).

At 31 December 2024 and 2023, the number of outstanding shares is equal to the total number of Company shares, less treasury stock.

Movement in outstanding shares during 2024 is as follows:

	Reference	**Class A shares**	**Class B shares**
Balance at 1 January 2024		422,185,368	256,906,911
(Acquisition) / disposal of treasury stock	Note 17(d)	—	1,316,825
Balance at 31 December 2024		422,185,368	258,223,736

Movement in outstanding shares during 2023 is as follows:

	Reference	**Class A shares**	**Class B shares**
Balance at 1 January 2023		422,185,368	256,225,326
(Acquisition) / disposal of treasury stock	Note 17(d)	—	681,585
Balance at 31 December 2023		422,185,368	256,906,911

b) Share premium

Movement in the share premium is described in the consolidated statement of changes in equity, which forms an integral part of this note to the consolidated annual accounts.

62

c) Reserves The drawdown of accumulated gains is subject to legislation applicable to each of the Group companies. The movement in this caption of the consolidated balance sheet during the years ended at 31 December 2024, 2023 and 2022 is reflected in the consolidated statement of changes in equity. The most significant movements in the current year relate to the acquisitions of Haema Plasma Kft, Grifols Pyrenees Research Center, S.L., and Grifols Malaysia SDN BHD (note 2). The first two acquisitions had a negative impact on reserves, decreasing them by Euro 14,022 thousand and Euro 356 thousand, respectively. On the other hand, the acquisition of Grifols Malaysia SDN BHD generated a positive effect, increasing reserves by Euros 4,679 thousand. Legal reserve Companies in Spain are obliged to transfer 10% of each year‘s profits to a legal reserve until this reserve reaches an amount equal to 20% of share capital. This reserve is not distributable to shareholders and may only be used to offset losses if no other reserves are available. Under certain conditions it may be used to increase share capital provided that the balance left on the reserve is at least equal to 10% of the nominal value of the total share capital after the increase. At 31 December 2024 and 2023 the legal reserve of the Parent amounts to Euros 23,921 thousand which corresponds to 20% of the share capital. Distribution of the legal reserves of Spanish companies is subject to the same restrictions as those of the Company and at 31 December 2024 the balance of the legal reserve of other Spanish companies amounts to Euros 2,171 thousand (Euros 1,711 thousand at 31 December 2023). Other foreign Group companies have a legal reserve amounting to Euros 3,744 thousand at 31 de diciembre de 2024 (Euros 4,227 thousand at 31 December 2023). Unavailable reserve At 31 December 2024, Euros 18,925 thousand equivalent to the carrying amount of development costs pending amortization of certain Spanish companies (Euros 7,179 thousand at 31 December 2023) are, in accordance with applicable legislation, a distribution limitation until these development costs have been amortized. Hedging reserve The hedging reserve includes the cash flow hedge reserve and the costs of hedging reserve, see note 4(i) or details. The cash flow hedge reserve is used to recognize the effective portion of gains or losses on derivatives that are designated and qualify as cash flow hedges, as described in note 30. The Group defers the changes in the forward element of forward contracts and the time value of option contracts in the costs of hedging reserve. d) Treasury stock The Parent held Class A and B treasury stock equivalent to 1,0% of its capital at 31 December 2024 (1.2% of its capital in Class A and B treasury stock at 31 December 2023). Treasury stock Class A During the years ended at 31 December 2024 and 2023 there have been no movements in Class A treasury shares, with a total of 3,944,430 shares and 89,959 thousand euros. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 63

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Treasury stock Class B

Movement in Class B treasury stock during 2024 is as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2024	4,518,199	62,789
Disposal Class B shares	(1,316,825)	(18,300)
Balance at 31 December 2024	3,201,374	44,489

In April and October 2024, the Group delivered 1,316,825 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

Movement in Class B treasury stock during 2023 was as follows:

	No. of Class B shares	Thousands of Euros
Balance at 1 January 2023	5,199,784	72,261
Disposal Class B shares	(681,585)	(9,472)
Balance at 31 December 2023	4,518,199	62,789

In March, May and October 2023, the Group delivered 681,585 treasury stocks (Class B shares) to eligible employees as compensation under the Restricted Share Unit Retention Plan.

e) Distribution of profit and dividends

The profits of Grifols, S.A. and subsidiaries will be distributed as agreed by respective shareholders at their general meetings.

The proposed distribution of profit of the Parent Grifols, S.A. for the years ended 31 December 2024,and the distribution of profit approved for 2023, presented at the general meeting held on 14 June 2024, is as follows:

	Thousands of Euros	
	31/12/2024	31/12/2023
Voluntary reserve	(83,138)	(246,735)
Losses of the Parent	(83,138)	(246,735)

The distribution of profit corresponding to the year ended 31 December 2024 and 2023 presented in the statement of changes in consolidated equity.

At 31 December 2024 and 2023, no dividend or interim dividend have been paid

f) Restricted Share Unit Retention Plan

The Group has set up a Restricted Share Unit Retention Plan (hereinafter RSU Plan) and a long-term incentive plan for certain employees (note 29).This commitment will be settled using equity instruments and the cumulative accrual amounts to Euros 6,648 thousand at 31 December 2024 (Euros 8,282 thousand at 2023).

The incentive plan that has been granted equity instruments to certain employees as part of their compensation package, subject to the achievement of various metrics, both financial and non-financial. The plan has been assessed by calculating the unit value of the options at the valuation date and multiplying it by the total number of options to be granted. Subsequently, this unit value will be adjusted based on the likelihood of achieving the specified objectives.

64

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

g) Significant shareholders

The most significant shareholdings in the share capital of Grifols, S.A. as of December 31, 2024, according to publicly available information or communication made to the Company, are as follows:

Name or company name of shareholder	% of voting rights attached to the shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Marc P. Andersen	— %	3.13 %	— %	— %	3.13 %
BlackRock, Inc.	— %	2.90 %	— %	1.41 %	4.31 %
Capital Research and Management Company	— %	3.68 %	— %	0.90 %	4.58 %
Deria, S.A.	9.20 %	— %	— %	— %	9.20 %
Europacific Growth Fund	2.88 %	— %	0.35 %	— %	3.23 %
Flat Footed Llc.	— %	3.13 %	— %	— %	3.13 %
JPMorgan Chase & Co.	— %	— %	— %	3.32 %	3.32 %
Mason Capital Master Fund L.P.	— %	2.11 %	— %	— %	2.11 %
Melqart Opportunities Master Fund Ltd.	— %	— %	1.06 %	— %	1.06 %
Ponder Trade, S.L.	7.09 %	— %	— %	— %	7.09 %
Ralledor Holding Spain, S.L.	6.15 %	— %	— %	— %	6.15 %
Rokos Global Macro Master Fund Lp.	— %	— %	1.14 %	— %	1.14 %
Scranton Enterprises, B.V.	8.40 %	— %	— %	— %	8.40 %
Armistice Capital Master Fund Ltd	1.06 %	— %	— %	— %	1.06 %

(18) Earnings Per Share

a) Basic Earnings per share

The calculation of basic earnings per share is based on the profit for the year attributable to the shareholders of the Parent divided by the weighted average number of ordinary shares outstanding throughout the year, excluding treasury stock.

Details of the calculation of basic earnings per share are as follows:

	31/12/2024	31/12/2023 (*)	31/12/2022(*)
Profit for the year attributable to shareholders of the Parent (Thousands of Euros)	156,920	42,318	185,035
Weighted average number of ordinary shares outstanding	679,668,551	679,756,294	679,805,142
Basic earnings per share (Euros per share)	0.23	0.06	0.27

(*) Restated figures (Note 2.d)

The basic earnings per share (Euros per share) for the years 2023 and 2022 before the restatement detailed in note 2(d)were Euros 0.09 and Euros 0.31 respectively.

The weighted average number of ordinary shares outstanding (basic) is as follows: Number of shares 31/12/2024 31/12/2023 31/12/2022 Issued shares outstanding at 1 January 679,092,279 679,469,076 679,598,330 Effect of treasury stock 576,272 287,218 206,812 Weighted average number of ordinary shares outstanding (basic) at 31 December 679,668,551 679,756,294 679,805,142 b) Diluted Earnings per share Diluted earnings per share are calculated by dividing profit for the year attributable to shareholders of the Parent by the weighted average number of ordinary shares outstanding considering the diluting effects of potential ordinary shares. The RSUs granted by the Group and payable in shares, assumes the existence of dilutive potential shares. Diluted earnings per share have been calculated as follows: 31/12/2024 31/12/2023(*) 31/12/2022(*) Profit for the year attributable to shareholders of the Parent (Thousands of Euros) 156,920 42,318 185,035 Weighted average number of ordinary shares outstanding (diluted) 679,916,715 677,101,992 679,292,729 Diluted earnings per share (Euros per share) 0.23 0.06 0.27 (*) Restated figures (Note 2.d) The diluted earnings per share (Euros per share) for the years 2023 and 2022 before the restatement detailed in note 2(d) were Euros 0.09 and Euros 0.31 respectively. The weighted average number of ordinary shares outstanding diluted has been calculated as follows: Number of shares 31/12/2024 31/12/2023 31/12/2022 Ordinary shares outstanding at 1 January 679,092,279 679,469,076 679,598,330 Plans of rights over shares 248,164 (2,654,302) (512,413) Effect of treasury stock 576,272 287,218 206,812 Weighted average number of ordinary shares outstanding (diluted) at 31 December 679,916,715 677,101,992 679,292,729 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 66

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19) Non-Controlling Interests

Details of non-controlling interests and movement at 31 December 2024 are as follows:

	Thousands of Euros							
	Reference	**Balance at 31/12/2023**	Additions	Business combinations / Perimeter additions	Dividends	Other movements	Translation differences	**Balance at 31/12/2024**
Grifols (Thailand) Pte Ltd		5,244	213	—	(65)	—	345	5,737
Grifols Malaysia Sdn Bhd		4,230	180	(4,697)	—	—	287	—
Araclon Biotech, S.A.		(1,137)	(267)	—	—	—	—	(1,404)
Haema GmbH		253,620	6,191	—	—	—	—	259,811
BPC Plasma, Inc		147,657	27,722	—	(39,509)	14	9,718	145,602
Grifols Diagnostics Solutions Inc.		1,347,323	47,619	507,803	(25,400)	396	92,365	1,970,106
Plasmavita Healthcare		12,768	3,693	—	—	—	—	16,461
Haema Plasma Kft	Note 2 (b)	20,344	204	(20,978)	—	—	430	—
G Pyrenees Research Cntr		22	(179)	157	—	—	—	—
Albimmune SL		(1,762)	(805)	—	—	—	—	(2,567)
Biotest AG		357,010	(28,685)	—	(898)	—	2,125	329,552
		2,145,319	55,886	482,285	(65,872)	410	105,270	2,723,298

On October 22, 2024, the Group acquired the entirety of Haema Plasma Kft., as detailed in note 2(b), which has resulted in a reduction of said non-controlling interest in its entirety.

Additionally, in the context of the agreement for the sale of the 20% stake in SRAAS (note 12), the effective percentage of the non-controlling interest in Grifols Diagnostic Solutions Inc. has increased by 11.96% reaching a 45%, representing an increase in the equity attributed to minority parties of Euros 507,803 thousand .

In 2024, Grifols Diagnostic Solutions Inc. has distributed a dividend of US Dollar 60 million, having an impact against Group's non-controlling reserves of Euros 25,400 thousand. Furthermore, BPC Plasma, Inc. has made a distribution of dividends without cash outflow and in compensation for "Other loans to related parties" to its shareholder Scranton Plasma B.V. worth Euros 39,509 thousand (notes 11 and 31).

Details of non-controlling interests and movement at 31 December 2023 are as follows:

	Thousands of Euros							
	Reference	**Balance at 31/12/2022**	Additions	Business combinations / Perimeter additions	Dividends	Other movements	Translation differences	**Balance at 31/12/2023**
Grifols (Thailand) Pte Ltd		4,779	642	—	(28)	—	(149)	5,244
Grifols Malaysia Sdn Bhd		3,663	850	—	—	—	(283)	4,230
Araclon Biotech, S.A.		(593)	(544)	—	—	—	—	(1,137)
Kiro Grifols, S.L.		(25)	(301)	326	—	—	—	—
Haema GmbH		228,684	24,936	—	—	—	—	253,620
BPC Plasma, Inc		354,502	67,892	—	(266,406)	11	(8,342)	147,657
Grifols Diagnostics Solutions Inc.		1,353,674	39,670	—	—	74	(46,095)	1,347,323
Plasmavita Healthcare		10,134	2,634	—	—	—	—	12,768
Haema Plasma Kft	Nota 2 (b)	11,939	7,769	—	—	—	636	20,344
G Pyrenees Research Cntr		(6)	(12)	—	—	40	—	22
Albimmune SL		(741)	(1,021)	—	—	—	—	(1,762)
Biotest AG		361,596	(21,161)	6,283	—	(64)	10,356	357,010
		2,327,606	121,354	6,609	(266,434)	61	(43,877)	2,145,319

67

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

During the 2023 financial year, BPC Plasma, Inc. distributed a dividend without cash outflow compensating "Other loans to related parties". This dividend corresponded to the result of the previous 4 financial years, valued at Euros 266,406 thousand to its shareholder Scranton Plasma B.V. This distribution had an impact against the Group's non-controlling interests reserves (note 11).

During 2023, Grifols' stake in SRAAS increased from 26.20% to 26.58% as a result of the purchase of SRAAS's own shares. Therefore, the effective percentage of non-controlling interest was reduced from 33.21% to 33.04%.

At 31 December 2024 and 2023, the main items of the statement of financial positions of the most significant non-controlling interests are as follows:

	Thousands of Euros 31/12/2024								
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Equity	Consolidated Adjustments	Total Consolidated Equity	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	617,792	808,684	(743,237)	(159,120)	524,119	581,020	1,105,139	29.8 %	329,552
Grupo GDS	4,626,938	253,256	(367,987)	(134,193)	4,378,014	—	4,378,014	45.0 %	1,970,106
Haema GmbH	58,753	120,902	(33,986)	(50,293)	95,376	164,435	259,811	100.0 %	259,811
BPC Plasma, Inc	86,112	26,085	(53,382)	(22,236)	36,579	109,023	145,602	100.0 %	145,602
	5,389,595	1,208,927	(1,198,592)	(365,842)	5,034,088	854,478	5,888,566		2,705,071

	Thousands of Euros 31/12/2023								
	Non-current assets	Current assets	Non-current liabilities	Current liabilities	Equity	Consolidated Adjustments	Total Consolidated Equity	% Non-controlling Interest	Non-controlling interests
Grupo Biotest	654,481	756,382	(528,649)	(383,361)	498,853	698,365	1,197,218	29.8%	357,010
Grupo GDS	4,216,198	273,576	(323,673)	(109,121)	4,056,980	—	4,056,980	33.2%	1,347,323
Haema GmbH	61,271	127,818	(28,859)	(74,680)	85,550	168,070	253,620	100.0%	253,620
BPC Plasma, Inc	84,037	23,043	(48,510)	(19,329)	39,241	108,416	147,657	100.0%	147,657
	5,015,987	1,180,819	(929,691)	(586,491)	4,680,624	974,851	5,655,475		2,105,610

	Thousands of Euros 2024				Thousands of Euros 2023			
	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests	Ordinary Income	Consolidated Net Income	% Non-controlling Interest	Non-controlling interests
Biotest group	726,317	(96,194)	29.8%	(28,685)	684,521	(70,962)	29.8%	(21,161)
GDS Group	578,000	122,440	45.0%	47,619	605,851	119,453	33.2%	39,670
Haema GmbH	203,664	6,191	100.0%	6,191	194,892	24,936	100.0%	24,936
BPC Plasma, Inc	223,755	27,720	100.0%	27,722	248,918	67,892	100.0%	67,892
	1,731,736	60,157		52,847	1,734,182	141,319		111,337

68

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detail of cash flows of the most significant non-controlling interests is as follows:

	Thousands of Euros							
	2024				2023			
	Haema GmbH	BPC Plasma	Biotest Group	GDS Group	Haema GmbH	BPC Plasma	Biotest Group	GDS Group
Net cash flows from operating activities	17,640	39,188	62,960	212,945	23,278	5,814	(3,608)	232,418
Net cash flows from investing activities	(11,474)	(32,996)	(26,702)	(53,711)	(28,367)	(8,421)	209	(204,591)
Net cash flows from financing activities	—	—	(36,427)	(159,695)	—	—	(4,829)	(27,378)
	6,166	6,192	(169)	(461)	(5,089)	(2,607)	(8,228)	449

Haema GmbH and BPC Plasma, Inc.

In mid-2018, Grifols acquired 100% of the shares of Haema GmbH and BPC Plasma, Inc., which were subsequently sold to Scranton in December 2018, for the same amount and conditions under which they were acquired.

The following indicators support the power that Grifols maintains over these companies, even after their sale to Scranton and that, therefore, it retains control over Haema and BPC in accordance with IFRS 10:

- Grifols has an option to repurchase 100% of both companies exercisable at any time, which, in addition, has a substantive character insofar as there are no restrictions on its exercise (even when the sales contract includes a nullity clause of the option in the event of default by the buyer, Grifols will maintain the ability to exercise said purchase option in the 90-day period that the buyer has to remedy a non-payment situation);
- There are no shareholder agreements that establish that relevant decisions are approved in a manner different from by majority vote.
- Grifols has the financial capacity to exercise the purchase option;
- Although Grifols does not have voting rights, it maintains power in both companies, through its ability to exercise the repurchase option which grants it potential voting rights;
- Furthermore, Grifols is the manager of both companies through the management contract in the plasma collection business of the donation centers, which includes general management and joint approval of the business plan, granting the intellectual property license and know-how.
- Additionally, there is a plasma supply agreement for 30 years where the plasma that these entities will produce will be almost entirely to meet Grifols' needs. The sale price of the plasma is established based on the full cost of production, plus a fixed margin. Both contracts have the same duration.
- Therefore, although Scranton owns all of the voting rights, Grifols manages the businesses and acquires 100% of BPC and Haema's production and in the event of any discrepancy between Scranton and Grifols, Grifols has the ability to exercise the right of the purchase option at any time.

As a result of all of the above, Grifols has the power to direct the relevant activities of these companies, since it manages them and jointly determines their business plan, having the unilateral right to repurchase 100% of both companies. The fact that Grifols has a currently exercisable purchase option implies that it acts as principal in the exercise of power (i) through the management contract and (ii) by not having delegated said power. Therefore, Grifols maintains control in both companies and therefore consolidates them.

In relation to the purchase option and given that it is based on a variable number of shares and a variable acquisition price, said instrument is a derivative financial instrument that must be valued at fair value with changes in the profit and loss account.

Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD 538,000,000) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the

69

repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. Considering the uncertainties underlying the valuation of the option as it deals with non-observable variables, and the value of the same not being significant, said value has not been recognized as a 31 December 2024 and 2023 (not 29). GDS Group Previous to the sale of the 20% participation in SRAAS, there was an indirect participation: - Grifols owned a 26.58% stake in SRAAS (associated company), and a 55% stake in GDS (subsidiary) and; - SRAAS owns a 45% stake in GDS (company associated with SRAAS). Since IAS 28 does not address how to account for cross-participations, Grifols opted to: in the equity method of integration of the result of SRAAS, the result that SRAAS recognized when integrating the result of GDS by its percentage of participation (45% of GDS) was excluded. Therefore, Grifols' consolidated result did not include 11.96% of GDS's result recognized in SRAAS (equivalent to 45%*26.58%) to avoid duplications, since the GDS Group is consolidated by global integration. When determining the allocation of the GDS result attributed to the non-controlling interest (SRAAS), SRAAS's percentage of participation in GDS was adjusted by 11.96% and therefore, the percentage to attribute the result was 33.04% (45% - 11.96%) and 33.21% for the period ended as of 31 December 2023 and 31 December 2022 respectively. As a result of the sale transaction (note 12), Grifols now owns 6,58% of the participation in SRAAS (financial investment), so it losses its significant influence over its interest in SRAAS and, consequently, its indirect 11.96% stake in GDS' capital that it held. In the current year, the effective percentage of non-controlling interest recognized in GDS increased to 45%. Grifols, S.A. has control over Grifols Diagnostic Solutions, Inc (hereinafter GDS) through Grifols Shared Services North America, Inc (hereinafter GSSNA), following the entry of the new shareholder Shanghais RAAS Blood Products Co Ltd (hereinafter SRAAS). Grifols, S.A., through GSSNA, owns 60% of the Class A shares with voting rights and 50% of the Class B shares without voting rights, with both classes of shares having the same economic rights, so the economic rights amount to 55%. SRAAS owns 40% of class A shares and 50% of class B shares and economic rights of 45%. Both shareholders have the right of first refusal in the event of a sale of the stake by each of the parties. In addition, SRAAS has certain veto rights, although Grifols has control over GDS for the following reasons: • Grifols holds 60% of the voting rights and has 3 members on the Board of Directors out of a total of 5 members. • The dividend distribution policy is decided and approved unilaterally by Grifols. • It has been expressly endorsed by the parties in their agreements that Grifols has control over GDS; • In the meetings of the Board there is no reference or formal approval of the business and investment plan by SRAAS, and only very generic presentations of results are made and at no time do they mention or compare with the budget, but comparisons are made with respect to the previous comparative period; • Grifols only requires approval for investments or divestments in relevant assets, understood as such amounts greater than 30% of GDS's assets. It should be noted that investments in GDS accumulated in the last twelve months in their budgets are well below this threshold; • The absence of control or joint control implies a risk to the performance of SRAAS and to mitigate this, a minimum accumulated EBITDA guarantee; • GDS is directed, operated and managed directly by Grifols, without SRAAS having any relevant involvement; • SRAAS does not have the power to appoint or remove GDS management. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 70

(20) Provisions Details of provisions at 31 December 2024 and 2023 are as follows: Thousands of Euros 31/12/2024 31/12/2023 Provisions for pensions and similar obligations (a) 102,126 100,159 Other provisions 22,922 16,766 Non-current provisions 125,048 116,925 Trade provisions 25,089 39,695 Other provisions 13,524 8,111 Current provisions 38,613 47,806 The movement in non-current and current provisions is as follows: Thousands of Euros Reference 31/12/2024 31/12/2023 31/12/2022 Opening balance 164,731 166,402 55,529 Business combinations Note 3 — — 138,476 Net charges 9,261 28,696 12,588 Net cancellations (15,019) (19,571) (9,091) Transfers 3,526 (9,550) (33,575) Translation differences 1,162 (1,246) 2,475 Closing balance 163,661 164,731 166,402 a) Pension plan At 31 December 2024, 2023 and 2022, the balance of provisions for pensions and similar mainly includes provisions made by the Biotest Group in relation to retirement benefit obligations and employment commitments with certain employees. Benefits are based on the employee’s length of service and salary. Retirement benefit obligations relate mainly to employees of the Group’s German companies. Similar obligations are foreign obligations payable in a lump sum on retirement and obligations of the pension savings plan. These plans are voluntary pension plans not subject to statutory or legal obligations. The amount of the pension obligations is mainly dependent on interest rate movements and the life expectancy of the participants. In financial year 2024, assets of Euros 11,162 thousand , were mainly held by a trustee, company of the group, under a contractual trust arrangement (CTA) as external insolvency insurance for portions of the occupational pension scheme (Euros 10,757 thousand at 31 December 2023). Since the transferred funds qualify as plan assets in accordance with IAS 19, provisions for pensions and similar obligations were netted with the transferred assets. As a result, provisions for pensions and similar obligations were reduced accordingly. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 71

At 31 December 2024 and 2023, the net defined benefit liability of the Group comprises the following: Thousands of Euros 31/12/2024 31/12/2023 From pension plans 95,555 95,721 From similar obligations 17,733 15,195 Net present value of defined benefit obligations 113,288 110,916 For pension plans 9,011 8,738 For similar obligations 2,151 2,019 Fair value of plan assets 11,162 10,757 From pension plans 86,544 86,983 From similar obligations 15,582 13,176 Net defined benefit liability 102,126 100,159 The costs for the defined benefit plans consist of the following components: Thousands of Euros 31/12/2024 31/12/2023 Current service cost 4,704 5,204 Net interest expenses 3,361 3,536 Total expenses recognised in profit and loss 8,065 8,740 Actuarial (gains)/losses due to experience adjustments (1,914) (1,131) Actuarial (gains)/losses due to changes in financial assumptions (1,206) 4,200 Return on plan assets (excluding amounts included in net interest expense) (111) (227) Revaluation recognised directly in other comprehensive income (3,231) 2,842 Defined benefit costs 4,834 11,582 In financial year 2024, actuarial gains of Euros 3,120 thousand are recognized in other comprehensive income (actuarial losses of Euros 3,069 thousand at 31 December 2023). Of this amount, a gain of Euros 1,206 thousand resulted from changes in actuarial assumptions (Euros 4,200 thousand of losses at 31 December 2023),which is mainly due to the increase in the actuarial interest rate in the main plans in Germany from 3.5% to 3.4% (increase in the actuarial interest rate in the main plans in Germany from 3.9% to 3.4% in 2023). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 72

The following table shows the reconciliation of the net present value of the defined benefit obligation (DBO): Thousands of Euros 31/12/2024 31/12/2023 Net present value of defined benefit obligation 110,916 102,693 Current service cost 5,656 5,136 Interest expense 3,361 3,536 Expenses recognised in the statement of profit and loss 9,017 8,672 Actuarial losses due to experience adjustments (1,914) (1,131) Actuarial gains due to changes in financial assumptions (1,206) 4,200 Revaluation recognised directly in other comprehensive income (3,120) 3,069 Pension benefits paid (3,525) (3,518) Net present value of defined benefit obligations at 31 December 113,288 110,916 The following table shows the reconciliation of the fair value of plan assets: Thousands of Euros 31/12/2024 31/12/2023 Fair value of plan assets 10,756 8,622 Interest income 268 95 Income recognised in the consolidated statement of income 268 95 Return on plan assets (excluding amounts included in net interest expenses) (145) (108) Revaluations recognised directly in the statement of comprehensive income (145) (108) Contribution by the employer 307 2,208 Payments from plan assets (24) (60) Fair value of plan assets as of 31 December 11,162 10,757 The following payments are expected to be made in subsequent years based on the current pension obligations of the Group: Thousands of Euros 31/12/2024 31/12/2023 In the next 12 months 6,550 5,239 Between 2 and 5 years 22,756 22,369 Between 5 and 10 years 30,402 31,307 After 10 years 127,256 122,746 Total expected payments 186,964 181,661 The weighted average term of the defined benefit plans is 11.7 years as of 31 December 2024 (11.6 years at 31 December 2023). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 73

Plan assets of the Group were invested in the following asset classes as of the reporting date: Thousands of Euros 31/12/2024 31/12/2023 Cash and cash equivalents 2,941 102 Financial investment 131 2,750 Fund shares 8,090 7,905 Total assets 11,162 10,757 The plan assets transferred are invested in accordance with defined investment principles, whereby the maturity or termination option of the financial instruments must always be selected in such a way that the association can meet its payment obligations. In accordance with the investment principles, the assets can be invested in Euro time deposits as well as domestic government bonds, mortgage bonds or fund units in money market funds or corporate bonds, all in Euro. Loans can also be issued to the Group companies against the corresponding guarantees. A minimum rating of A- is required for all financial instruments. The calculation of the pension plans is based on the following actuarial assumptions: 31/12/2024 31/12/2023 Discount rate 3.5% 3.4% Expected return on plan assets 3.4% 1.7% Rate of increase for wages and salaries 3.4% 3.4% Rate of interest for pensions 2.0% 2.0% Employee turnover rate 3.0% 3.0% Actuarial assumptions are mainly based on historical empirical values with the exception of the discount rate. The calculation was based on the published Heubeck 2018 G mortality tables. Under IAS 19.145, the effect of any possible changes to parameters for the underlying assumptions used to calculate the pension obligations must be disclosed in the sensitivity analysis. Only changes that are realistically expected to occur in the following financial year are to be considered. The actuarial rate of interest, salary trend, pension trend and life expectancy are regarded as material assumptions. These parameters are shown in the following overview together with information on the parameter changes and their impact on the net present value calculation as of 31 December 2024. Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5,386) Rate of interest Decrease by 50 basis points 5,957 Salary trend Increase by 50 basis points 93 Salary trend Decrease by 50 basis points (91) Pension trend Increase by 100 basis points 6,292 Pension trend Decrease by 100 basis points (5,360) Life expectancy Increase by one year 3,059 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 74

The impact on the net present value calculation as of 31 December 2023 is as follows: Thousands of Euros Parameter change Impact on the pension obligation Rate of interest Increase by 50 basis points (5,411) Rate of interest Decrease by 50 basis points 5,510 Salary trend Increase by 50 basis points 159 Salary trend Decrease by 50 basis points (154) Pension trend Increase by 100 basis points 6,737 Pension trend Decrease by 100 basis points (5,729) Life expectancy Increase by one year 3,185 An amount of Euros 13,460 thousand (Euros 12,100 thousand at 31 December 2023) was recognized as an expense for defined contribution plans and is broken down as follows: Thousands of Euros 31/12/2024 31/12/2023 Defined contribution plans of the Company 35 38 Employer contributions to statutory pension scheme 13,425 12,062 13,460 12,100 (21) Financial Liabilities This note provides information on the contractual conditions of the Group’s financial liabilities, which are measured at amortized cost, except for the financial derivatives that are valued at fair value. For further information on exposure to interest rate risk, currency risk and liquidity risk and the fair values of financial liabilities, please refer to note 30. Details at 31 December 2024 and 2023 are as follow: Thousands of Euros Financial liabilities Reference 31/12/2024 31/12/2023 Non-current bonds (a) 5,418,211 4,615,474 Senior secured debt (b) 2,373,264 3,309,032 Other loans (b) 53,125 445,249 Other non-current financial liabilities (d) 810,379 814,069 Non-current financial derivatives Note 30 — 11 Non-current lease liabilities Note 8 1,024,845 1,004,227 Loan transaction costs (189,180) (154,458) Total non-current financial liabilities 9,490,644 10,033,604 Current bonds (a) 113,298 145,898 Senior secured debt (b) 25,420 34,832 Other loans (b) 292,780 699,211 Other current financial liabilities (d) 123,406 115,566 Current financial derivatives Note 30 5,863 10,133 Current lease liabilities Note 8 116,534 107,101 Loan transaction costs (1,214) (89,127) Total current financial liabilities 676,087 1,023,614 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 75

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

a) Senior Notes

Detail of Senior Notes at 31 December 2024 is as follows:

	Thousands of Euros					
	Issuance date	Company	Nominal value	Currency	Annual coupon	Maturity
Unsecured senior notes	5/10/2021 (1)	Grifols, S.A. (2)	1,400,000	Euros	3.875%	2028
	5/10/2021 (1)	Grifols, S.A. (2)	705,000	US Dollars	4.750%	2028
Secured senior notes	15/11/2019 (1)	Grifols, S.A. (2)	770,000	Euros	2.250%	2027
	30/4/2024 (1)	Grifols, S.A.	1,000,000	Euros	7.500%	2030
	4/6/2024 (1)		300,000			
	19/12/2024 (3)	Grifols, S.A.	1,300,000	Euros	7.125%	2030

(1) Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

(2) As a result of the merger between Grifols Escrow Issuer, S.A. and Grifols, S.A. in the fiscal year 2023 (see note 2).

(3) Currently in process of preparation of the documentation for the listing on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE)

New Debt Issuances in 2024

On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal garantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained have been used to repay the senior unsecured notes ("Grifols Senior Unsecured Notes") maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the Group's revolving credit facility of the Group's Credit and Guaranty Agreement originally dated November 15, 2019 (the "Credit Agreement") (note 21(b)).

On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period ("non-call period") allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance have been used, together with available cash, to: (i) fully repay the Senior Secured Notes ("Senior Secured Notes") of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit facility of the Credit Agreement (note 21(b)).

76

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of movement in the Senior Notes at a 31 December 2024 are as follows:

	Thousands of Euros				
	Operating outstanding balance at 01/01/2024	Issuance	Cancellation	Exchange differences	Operating outstanding balance at 31/12/2024
Senior unsecured corporate notes 2017	1,000,000	—	(1,000,000)	—	—
Senior secured corporate notes 2019	1,577,465	—	(837,856)	—	739,609
Senior unsecured corporate notes Euros 2021	1,400,000	—	—	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	638,009	—	—	40,593	678,602
Senior secured corporate notes 2024	—	2,600,000	—	—	2,600,000
	4,615,474	2,600,000	(1,837,856)	40,593	5,418,211

Details of movement in the Senior Notes at 31 December 2023 are as follows:

	Thousands of Euros		
	Operating outstanding balance at 01/01/2024	Exchange differences	Operating outstanding balance at 31/12/2024
Senior unsecured corporate notes 2017	1,000,000	—	1,000,000
Senior secured corporate notes 2019	1,577,465	—	1,577,465
Senior unsecured corporate notes Euros 2021	1,400,000	—	1,400,000
Senior unsecured corporate notes US Dollars 2021	660,979	(22,970)	638,009
	4,638,444	(22,970)	4,615,474

At 31 December 2024 and 2023 the current obligations caption includes the issue of bearer promissory notes to Group employees, as follows:

	Thousands of Euros	
	31/12/2024	31/12/2023
Issuance date	4/5/2024	5/5/2023
Maturity date	4/5/2025	4/5/2024
Nominal amount of promissory notes (Euros)	3,000	3,000
Interest rate	5.00%	4.00%
Promissory Notes subscribed	77,475	117,570
Buy-backs or redemptions	(3,084)	(1,842)
Interest pending accrual	(1,214)	(1,540)

77

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Loans and borrowings

Details of loans and borrowings at 31 December 2024 and 2023 are as follows:

					Thousands of Euros			
					31/12/2024		31/12/2023	
Credit	Currency	Interest rate	Date awarded	Maturity date	Amount extended	Carrying amount	Amount extended	Carrying amount
Senior debt - Tranche B	Euros	Euribor + 2,25%	15/11/2019	15/11/2027	1,360,000	856,869	1,360,000	1,242,210
Senior debt - Tranche B	US Dollars	SOFR + 2,00%	15/11/2019	15/11/2027	2,343,896	1,516,395	2,343,896	2,066,822
Total senior debt					3,703,896	2,373,264	3,703,896	3,309,032
EIB Loan	Euros	2.40%	20/11/2015	20/11/2025	—	—	100,000	10,625
EIB Loan	Euros	2.02%	22/12/2017	22/12/2027	85,000	21,250	85,000	31,875
EIB Loan	Euros	2.15%	25/9/2018	25/9/2028	85,000	31,875	85,000	42,500
Total EIB Loan					170,000	53,125	270,000	85,000
Revolving Credit	US Dollars	SOFR + 2,50%	15/11/2019	15/11/2025	414,667	—	937,559	360,249
Revolving Credit Renewed	US Dollars	SOFR + 2,50%	19/12/2024	30/5/2027	863,500	—	—	—
Total Revolving Credit					1,278,167	—	937,559	360,249
Loan transaction costs					—	(88,257)	—	(104,797)
Non-current loans and borrowings					**5,152,063**	**2,338,132**	**4,911,455**	**3,649,484**

78

Thousands of Euros 31/12/2024 31/12/2023 Credit Currency Interest rate Date awarded Maturity date Amount extended Carrying amount Amount extended Carrying amount Senior debt - Tranche B Euros Euribor + 2,25% 15/11/2019 15/11/2027 (*) 7,830 (*) 13,076 Senior debt - Tranche B US Dollars SOFR + 2,00% 15/11/2019 15/11/2027 (*) 17,590 (*) 21,756 Total senior debt — 25,420 — 34,832 EIB Loan Euros 2.40% 20/11/2015 20/11/2025 (*) 10,625 (*) 10,625 EIB Loan Euros 2.02% 22/12/2017 22/12/2027 (*) 10,625 (*) 10,625 EIB Loan Euros 2.15% 25/9/2018 25/9/2028 (*) 10,625 (*) 10,625 Total EIB Loan — 31,875 — 31,875 Other current loans 0,10% - Euribor + 7,9% 277,048 260,905 691,514 667,336 Loan transaction costs — — — (59,735) Current loans and borrowings 277,048 318,200 691,514 674,308 (*) See amount granted under non-current debt. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 79

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current loans and borrowings include accrued interest amounting to Euros 25,775 thousand at 31 December 2024 (Euros 27,468 thousand at 31 December 2023).

Between 2015 and 2018, the Group arranged three long-term loans with the European Investment Bank totaling Euros 270,000 thousand (divided into two loans of Euros 85,000 thousand and one loan of Euros 100,000 thousand) to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of 2 years. At 31 December 2024 the carrying amount of the loans obtained from the European Investment Bank amounts to Euros 85,000 thousand (Euros 116,875 thousand at 31 December 2023).

"Other current loans" includes a secured loan from the Group company Biotest, AG with an original term of 5 years until 2024. The total volume amounts to Euros 240 million, divided into two Term Facilities (B1 and B2) of Euros 225 million and a Revolving Credit Facility of Euros 15 million. As of December 31, 2024, said loan has been fully repaid in accordance with its maturity (Euros 223,077 thousand at 31 December 2023).

Additionally, it is relevant to mention that the funds obtained from the sale transaction of Shanghai RAAS have been used to amortize, on a pro-rata basis, the Senior Debt Tranche B maturing in 2027 and the Senior Secured Bonds ("Senior Secured Notes") maturing in 2025. The prepayments were made towards next eight installments and the remainder was applied pro-rata against the remaining installments.

Senior Secured debt

The Senior Secured debt consists of an eight-year loan divided into two tranches: US Tranche B and Tranche B in Euros. The terms and conditions of both tranches are as follows:

- **US Dollar Tranche B:**
  - Original principal amount of US Dollars 2,500 million.
  - Applicable margin of 200 basis points (bp) pegged to SOFR.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.
- **Tranche B in Euros:**
  - Original principal amount of Euros 1,360 million.
  - Applicable margin of 225 basis points (bp) pegged to Euribor.
  - Quasi-bullet repayment structure.
  - Maturity in 2027.

Details of Tranche B by maturity at 31 December 2024 are as follows:

	US Tranche B			Tranche B in Euros	
	Currency	Principal in Thousands of US Dollars	Principal in Thousands of Euros	Currency	Principal in Thousands of Euros
Maturity					
2026	US Dollars	8,431	8,115	Euros	4,582
2027	US Dollars	1,566,943	1,508,280	Euros	852,287
Total	US Dollars	1,575,374	1,516,395	Euros	856,869

The borrowers of the total Senior secured debt are Grifols, S.A. and Grifols Worldwide Operations USA, Inc.

80

Revolving credit facility On 11 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported that the amount was increased from USD 1,000 million to USD 1,278.67 million until November 2025. On 23 December 2024, and in relation to the Multicurrency Revolving Credit Facility (RCF), it was reported an 18- month extension of most of its current amount (the “RCF Extension”), with a new maturity in May 2027 and an amount of USD 863.50 million. Following the extension of the Multicurrency Revolving Credit Facility (RCF), the financial expenses associated with the facility remain unchanged. Movement in the Revolving Credit Facility is as follows: Thousands of Euros 31/12/2024 31/12/2023 Drawn opening balance 360,249 — Drawdowns 1,340,285 1,501,207 Repayments (1,722,537) (1,131,565) Translation differences 22,003 (9,393) Drawn closing balance — 360,249 On February 21, further commitments from banks amounting to USD 74.5 million were signed, increasing the RCF for an amount of 74.5 millions of US Dollars (see note 34). c) Covenants Restricted Covenants The outstanding notes issuances and the Credit Agreement include customary restricted covenants, including the following: • Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets. • Customary events of default. • Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt. • Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5. • Customary changes of control protection; which, if triggered, will result in the need to repay or refinance the Group's senior indebtedness represented by the Credit and Guaranty Agreement, the Senior Notes and the EIB Finance Contracts. As of December 31, 2024 and 2023, the Group is in compliance with the customary restricted covenants included in the financing agreements. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 81

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Guarantors

The notes and the senior secured debt under the Credit Agreement (including the revolving loans under the Credit Agreement) are guaranteed by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. The guarantors are Grifols, S.A., Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics, LLC, Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH.

d) Other financial liabilities

Details of other financial liabilities at 31 December 2024 and 2023 are as follows:

		Thousands of Euros	
Other financial liabilities	**Reference**	**31/12/2024**	**31/12/2023**
Non-current debt with GIC (sovereign wealth fund in Singapore)	*(i)*	760,080	759,554
Non-current preferential loans		5,613	5,966
Other non-current financial liabilities	*(ii)*	44,686	48,549
Total other non-current financial liabilities		810,379	814,069
Current debt with GIC (sovereign wealth fund in Singapore)	*(i)*	84,539	81,384
Current preferential loans		1,392	1,536
Other current financial liabilities		37,474	32,646
Total other current financial liabilities		123,405	115,566

(i) Debt with GIC – Singapore sovereign wealth fund

In November 2021 approval was received from the pertinent authorities to close the agreement with GIC (Sovereign Fund of Singapore), announced in June 2021, whereby the Group received an amount of US Dollars 990 million in exchange for 10 ordinary Class B shares in Biomat USA and nine ordinary Class B shares in a new sub-holding, Biomat Newco, created for this purpose.

The main terms and conditions of the agreement with GIC were:

- The distribution of annual preferential dividends to GIC equivalent to US Dollar 4,168 thousand per share, following majority approval of the Board of Directors of Biomat USA and Biomat Newco;
- The redemption right with respect to Class B stock for US Dollars 52,105 thousand per share, is subject to unilateral approval of the Class B stockholders (with one share annually redeemable starting as of 31 December 2023). At 31 December 2024 a total of two shares have been redeemed (one at 31 December 2023).
- From 1 December 2036, holders of Class B shares of Biomat USA will have the right to request Biomat USA to redeem up to the total of the Class B shares they hold at a value of US Dollars 52,105,263.16 per share. Class B shareholders of Biomat Newco will have the same right with respect to Biomat Newco.
- In the event that the dividends or the annual redemption at Biomat USA or Biomat NewCo, where applicable, is not approved, is partially paid, or is otherwise not paid, GIC holds the right to obtain in exchange thereof an undetermined number of shares among the following alternatives (i) an additional number of shares in Biomat USA, in lieu of the non-payment occurred at Biomat USA, (ii) an additional number of shares in Biomat NewCo, in lieu of the non-payment occurred at Biomat NewCo; or (iii) a number of ADRs of Grifols S.A. in lieu of either (i) or (ii).
- Grifols holds the right to redeem all of the Class B stock from the fifth year onwards;
- In the event of liquidation of Biomat USA and Biomat Newco, GIC shall have the right to the preferential liquidation of US Dollars 52,105 thousand per share, but shall not have any rights over the liquidation of net assets of these companies.

82

At 31 December 2024, current debt with GIC includes Euros 34,385 thousand of accrued interests plus Euros 50,154 thousand related to the share redemption right (Euros 34,230 thousand of accrued interests plus Euros 47,154 thousand related to the share redemption right at 31 December 2023). Grifols did not have the discretional right to avoid payment in cash and therefore, the instrument is recorded as a financial liability. The Group does not lose control of Biomat USA and continues overseeing all aspects of the Biomat Group’s administration and operations. (ii) Other non-current and current financial liabilities At 31 December 2024, “Other non-current financial liabilities” include mainly an unsecured long-term loan in the amount of Euros 44.3 million corresponding to Biotest, AG, a company acquired by the Group on 25 April 2022 (note 3) (Euros 44.3 million and Euros 3.4 million from a supply contract respectively at 31 December 2023). Details of the maturity of other financial liabilities are as follows: Thousands of Euros 31/12/2024 31/12/2023 Maturity at: Up to one year 123,405 115,566 Two years 51,645 52,268 Three years 51,211 48,478 Four years 51,016 48,060 Five years 95,262 47,848 Over five years 561,245 617,415 933,784 929,635 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 83

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

e) Changes in liabilities derived from financing activities

		Thousands of Euros				
	Reference	Bonds	Senior Secured debt & Other loans	Finance lease liabilities	Other financial liabilities	Total
Carrying amount at 1 January 2022		4,743,534	3,707,048	873,724	882,935	10,207,241
New financing		112,557	990,537	—	16,448	1,119,542
Refunds		(217,058)	(944,386)	(104,287)	(15,685)	(1,281,416)
Interest accrued		176,317	206,901	43,640	84,586	511,444
Other movements		744	(744)	123,792	—	123,792
Interest paid/received		(150,595)	(156,461)	—	(43,331)	(350,387)
Business combinations	Note 3	(1,804)	121,597	30,290	31,016	181,099
Foreign exchange differences		27,965	117,029	49,785	50,154	244,933
Balance at 31 December 2022		4,691,660	4,041,521	1,016,944	1,006,123	10,756,248
New financing		113,100	1,505,657	—	4,621	1,623,378
Refunds		(121,957)	(1,171,677)	(116,394)	(57,532)	(1,467,560)
Interest accrued		177,482	352,325	40,105	85,586	655,498
Other movements		—	—	184,186	3,221	187,407
Interest paid/received		(147,998)	(308,048)	—	(72,896)	(528,942)
Business combinations	Note 3	—	—	—	2,464	2,464
Foreign exchange differences		(29,971)	(95,983)	(13,513)	(31,808)	(171,275)
Balance at 31 December 2023		4,682,316	4,323,795	1,111,328	939,779	11,057,218
New financing (*)		2,616,194	1,340,285	—	(7,425)	3,949,054
Refunds		(1,956,576)	(3,240,696)	(111,488)	(50,165)	(5,358,925)
Interest accrued		228,085	399,225	49,102	69,647	746,059
Other movements		—	—	49,356	2,922	52,278
Interest paid/received		(182,007)	(317,148)	—	(72,332)	(571,487)
Foreign exchange differences		41,358	150,873	43,081	57,222	292,534
Balance at 31 December 2024		5,429,370	2,656,334	1,141,379	939,648	10,166,731

(*) Includes transaction costs

84

(22) Trade and Other Payables Details are as follows: Thousands of Euros 31/12/2024 31/12/2023 (*) Suppliers 852,305 822,953 VAT payable 13,825 13,357 Taxation authorities, withholdings payable 10,626 8,892 Social security payable 42,692 28,180 Other public entities 143,036 82,752 Other payables 210,179 133,181 Current income tax liabilities 60,535 14,523 1,123,019 970,657 (*) Restated figures (note 2.d) Suppliers Details of balances with related parties are shown in note 31. The Group’s exposure to currency risk and liquidity risk associated with trade and other payables is described in note 30. In accordance with the provision of Law 18/2022 that amends Law 15/2010 of 5 July, for fiscal years 2024 and 2023 information concerning the average payment period to suppliers is included. Information concerning the average payment period to suppliers of Spanish companies is as follows: Days 31/12/2024 31/12/2023 Average payment period to suppliers 70.87 70.87 Paid invoices ratio 72.04 72.18 Outstanding invoices ratio 59.57 62.85 Thousands of Euros 31/12/2024 31/12/2023 Total invoices paid 815,222 684,906 Total outstanding invoices 94,396 100,130 Information concerning invoices paid in a period of less than the maximum period established by the Law is as follows: 31/12/2024 31/12/2023 Monetary volume paid in euros (thousands of Euros) 306,910 285,605 Percentage of total monetary payments to suppliers 37.65% 41.70 % Number of paid invoices 26,648 27,281 Percentage of the total number of invoices paid to suppliers 28.58% 29.91 % GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 85

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(23) Other Current Liabilities

Details at 31 December are as follows:

	Thousands of Euros	
	31/12/2024	31/12/2023 (*)
Salaries payable	240,650	237,099
Other current debts	6,912	7,074
Deferred income	36,500	28,870
Advances received	34,365	10,323
Other current liabilities	318,427	283,366

(*) Restated figures (Note 2.d)

At 31 December 2024 and 2023, the advances received are contract liabilities relate to unperformed performance obligations for which Grifols has received a consideration from the customer.

(24) Net Revenues

Net revenues are mainly generated from the sale of goods.

The distribution of net consolidated revenues for 2024, 2023 and 2022 by segment is as follows:

	Thousands of Euros		
	2024	2023	2022
Biopharma	6,142,588	5,558,301	5,005,382
Diagnostic	644,898	670,269	671,292
Bio supplies	215,664	159,957	146,076
Others	209,232	203,450	250,165
Intersegments	—	—	(8,948)
	7,212,382	6,591,977	6,063,967

The geographical distribution of net consolidated revenues is as follows:

	Thousands of Euros		
	2024	2023	2022
USA and Canada	4,087,030	3,898,961	3,855,607
Spain	423,080	362,877	320,631
European Union	1,118,258	893,050	711,579
Rest of the world	1,584,014	1,437,089	1,176,150
Consolidated	7,212,382	6,591,977	6,063,967

86

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of discounts and other reductions in gross revenue are as follows:

	Thousands of Euros		
	2024	2023	2022
Gross sales	9,489,669	8,389,387	7,720,463
Chargebacks	(1,891,578)	(1,525,210)	(1,402,218)
Cash discounts	(93,024)	(81,773)	(76,547)
Volume rebates	(76,312)	(59,000)	(66,280)
Medicare and Medicaid	(72,398)	(68,353)	(64,438)
Other discounts	(143,975)	(63,074)	(47,013)
Net sales	7,212,382	6,591,977	6,063,967

Movement in discounts and other reductions in gross revenue during 2024 is as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2023	318,559	7,009	23,528	26,365	34,792	410,253
Current estimate related to sales made in current and previous periods (1)	1,891,578	93,024	76,312	72,398	143,975	2,277,287
(Actual returns or credits in current period related to sales made in current period) (2)	(1,737,477)	(85,100)	(37,569)	(56,470)	(86,765)	(2,003,381)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(105,282)	(7,473)	(23,237)	(18,404)	10,322	(144,074)
Translation differences	18,281	(640)	1,946	1,567	(594)	20,560
Balance at 31 December 2024	**385,659**	**6,820**	**40,980**	**25,456**	**101,730**	**560,645**

(1) Net impact in the Consolidated Statements of Profit and Loss: estimate for the current year plus prior years' adjustments. Adjustments made during the year corresponding to prior years' estimates have not been significant.

(2) Amounts credited and posted against provisions for current period

(3) Amounts credited and posted against provisions for prior period

87

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Movement in discounts and other reductions to gross revenue during 2023 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2022	264,513	6,184	23,565	27,036	25,983	347,281
Current estimate related to sales made in current and previous periods (1)	1,525,210	81,773	59,000	68,353	63,074	1,797,410
(Actual returns or credits in current period related to sales made in current period) (2)	(1,324,855)	(74,829)	(37,078)	(49,402)	(30,647)	(1,516,811)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(135,606)	(6,443)	(21,182)	(18,676)	(23,374)	(205,281)
Translation differences	(10,703)	324	(777)	(946)	(244)	(12,346)
Balance at 31 December 2023	**318,559**	**7,009**	**23,528**	**26,365**	**34,792**	**410,253**

Movement in discounts and other reductions to gross revenue during 2022 was as follows:

	Thousands of Euros					
	Chargebacks	Cash discounts	Volume rebates	Medicare / Medicaid	Other discounts	Total
Balance at 31 December 2021	159,846	5,701	21,246	25,614	10,585	222,992
Current estimate related to sales made in current and previous periods (1)	1,402,218	76,547	66,280	64,438	47,013	1,656,496
(Actual returns or credits in current period related to sales made in current period) (2)	(1,196,670)	(69,960)	(43,494)	(43,332)	(28,818)	(1,382,274)
(Actual returns or credits in current period related to sales made in prior periods) (3)	(109,726)	(6,442)	(21,501)	(21,271)	(2,935)	(161,875)
Translation differences	8,845	338	1,034	1,587	138	11,942
Balance at 31 December 2022	**264,513**	**6,184**	**23,565**	**27,036**	**25,983**	**347,281**

(25) Personnel Expenses

Details of personnel expenses by function are as follows:

	Thousands of Euros		
	2024	2023 (*)	2022 (*)
Cost of sales	1,373,499	1,384,426	1,367,923
Research and development	181,270	172,970	159,766
Selling, general & administration expenses	497,918	528,784	472,413
	2,052,687	2,086,180	2,000,102

(*) Restated figures (Note 2.d)

88

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details by nature are as follows:

	Thousands of Euros		
	2024	**2023 (*)**	**2022 (*)**
Wages and salaries	1,668,348	1,698,415	1,621,294
Contributions to pension plans	42,644	42,843	41,156
Other social charges	33,994	30,868	33,678
Social Security	307,701	314,054	303,974
	2,052,687	2,086,180	2,000,102

(*) Restated figures (Note 2.d)

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. It also included a reduction in staff in 2023 that affected approximately 8% of the human team, mainly in plasma operations in the United States. During the year 2024, the Group have recognized a severance expense of Euros 14,232 thousand (Euros 75,348 thousand during the year 2023).

The average headcount during 2024 and 2023, by department, was approximately as follows:

	Average headcount	
	2024	**2023**
Manufacturing	17,472	17,641
R&D - technical area	1,252	1,226
Administration and others	1,630	1,697
General management	248	242
Marketing	167	159
Sales and Distribution	1,375	1,414
	22,144	22,379

The headcount of the Group employees and the Company's Directors at 31 December 2024 by gender, is as follows:

	31/12/2024			
	Man	**Women**	**Undeclared**	**Total Number of Employees**
Administrators	9	4	—	13
Manufacturing	7,788	10,930	56	18,774
Research&development - technical area	531	981	2	1,514
Administration and others	992	681	—	1,673
General management	130	149	—	279
Marketing	67	117	—	184
Sales and Distribution	712	684	—	1,396
	10,229	13,546	58	23,833

89

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The breakdown of employees who are part of the Senior Management is as follows:

- In the heading "Administrators" there are 2 employees (2 men).
- In the heading "General Management" there are 10 employees (9 men and 1 woman).
- In the heading "Administration and others" there are 3 employee (3 men).

The headcount of the Group employees and the Company's directors at 31 December 2023 by gender, was as follows:

	31/12/2023			
	Man	**Women**	**Undeclared**	**Total Number of Employees**
Administrators	7	4	—	11
Manufacturing	7,650	11,272	57	18,979
Research&development - technical area	478	776	1	1,255
Administration and others	1,018	668	—	1,686
General management	125	138	—	263
Marketing	55	100	—	155
Sales and Distribution	709	685	1	1,395
	10,042	13,643	59	23,744

The breakdown of employees who are part of the Senior Management is as follows:

- In the heading "Administrators" there are 4 employees (4 men).
- In the heading "General Management" there are 10 employees (9 men and 1 woman).
- In the heading "Administration and others" there are 4 employee (3 men and 1 woman).
- In the heading "Sales and Distribution" there is 1 employee (1 man).

(26) Expenses by Nature

a) Amortization and depreciation

Expenses for the amortization and depreciation of intangible assets, right of use assets and property, plant and equipment, incurred during 2024, 2023 and 2022 classified by functions are as follows:

	Thousands of Euros		
	2024	**2023 (*)**	**2022 (*)**
Cost of sales	273,306	274,552	278,628
Research and development	53,311	64,731	44,295
Selling, general & administration expenses	111,280	107,139	88,057
	437,897	446,422	410,980

(*) Restated figures (Note 2.d)

90

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

b) Other operating income and expenses

Other operating income and expenses incurred during 2024, 2023 and 2022 by function are as follows:

	Thousands of Euros		
	2024	2023 (*)	2022 (*)
Cost of sales	618,695	621,119	700,749
Research and development	192,877	168,358	164,229
Selling, general & administration expenses	712,137	798,720	584,489
	1,523,709	1,588,197	1,449,467

(*) Restated figures (Note 2.d)

Details by nature are as follows:

	Reference	Thousands of Euros		
		2024	2023 (*)	2022 (*)
Changes in trade provisions		(21,007)	3,567	8,743
Professional services		379,903	424,332	307,385
Commissions		28,494	44,946	40,397
Supplies and auxiliary materials		194,672	210,489	254,344
Operating leases	Note 8	47,122	44,038	39,676
Freight		186,017	187,693	191,360
Repair and maintenance expenses		269,843	243,362	223,970
Advertising		83,901	80,223	91,887
Insurance		49,242	50,971	46,809
Royalties		21,817	21,766	13,646
Travel expenses		43,883	48,119	52,606
External services		106,121	98,876	89,799
R&D Expenses		108,227	98,947	94,903
Gains on disposal of assets		—	(3,042)	(22,236)
Other		25,474	33,910	16,178
Other operating income&expenses		1,523,709	1,588,197	1,449,467

(*) Restated figures (Note 2.d)

On February 15, 2023, the Group announced the implementation of a comprehensive operational improvement plan with significant savings. The plan included the optimization of plasma costs and operations, the streamlining of corporate functions, and other initiatives to improve efficiency in the organization. As of 31 December 2024, the Group recognized an expense of approximately Euros 22,302 thousand (Euros 79,090 thousand at 31 December 2023) mainly in professional services.

91

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(27) Finance Result

Details are as follows:

		Thousands of Euros		
	Reference	**2,024**	**2023 (*)**	**2,022**
Finance income		44,423	62,429	33,859
Finance costs from Senior Unsecured Notes		(230,478)	(177,482)	(181,149)
Finance costs from senior debt	Note 21(b)	(279,543)	(257,350)	(161,466)
Finance costs from other financial liabilities		(69,452)	(73,533)	(81,914)
Capitalized interest	Note 9	27,772	36,892	25,184
Finance lease expenses	Note 8	(50,870)	(44,587)	(45,198)
Other finance costs		(112,194)	(80,823)	(33,780)
Finance costs		(714,765)	(596,883)	(478,323)
Dividends		2,060	—	—
Financial cost of sale of trade receivables	Note 15	(30,782)	(24,993)	(18,201)
Change in fair value of financial instruments	Note 12	19,882	1,459	11,999
Impairment of financial assets		(9,081)	—	—
Exchange differences		(59,756)	(16,386)	7,725
Finance result		**(740,998)**	**(574,374)**	**(442,941)**

(*) Restated figures (Note 2.d)

During 2024, the heading Finance costs from Senior Unsecured Notes includes financial expenses arising from the interest corresponding to senior secured bonds with a principal amount of Euros 1.300 millions issued at 7.5% that were used to amortize senior unsecured bonds with a principal amount of Euros 1.000 millions and an interest of 3.2% per annum.

The finance costs from other financial liabilities heading for 2024 includes finance costs related to the interest on the funds received by GIC amounting Euros 69,452 thousand (Euros 73,533 thousand at 31 December 2023) (see note 21(d)).

During 2024, the Group has capitalized interest at a rate of between 6.88% and 7.38% based on the financing received (between 6.03% and 6.79% during 2023).

(28) Taxation

Grifols, S.A. is authorized to file consolidated tax returns in Spain with Grifols Movaco, S.A., Laboratorios Grifols, S.A., Instituto Grifols, S.A., Biomat, S.A., Grifols Viajes, S.A., Grifols International, S.A., Grifols Engineering, S.A., Araclon Biotech and Aigües Minerals de Vilajuiga, S.A. Grifols, S.A., in its capacity as Parent, is responsible for the filing and settlement of the consolidated tax return. Under prevailing tax law, Spanish companies pay 25% tax, which may be reduced by certain deductions.

The North American company Grifols Shared Services North America, Inc. is also authorized to file consolidated tax returns in the USA with Grifols Biologicals Inc., Grifols USA, LLC., Biomat USA, Inc. and Grifols Therapeutics Inc. The profits of the companies domiciled in the USA, determined in accordance with prevailing tax legislation, are subject to tax of approximately 22% of taxable income, which may be reduced by certain deductions.

In 2021, the OECD released the Model Rules for Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform focuses on the geographic allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%.

92

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On 15 December 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. As of 31 December 2024 Spain has approved the Draft Law transposing the European Directive to ensure a global minimum taxation of 15% for multinational corporations. This legislation will apply prospectively to accounting periods beginning on January 1, 2024.

On 23 May 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for periods beginning on 1 January 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances arising from the implementation of Pillar 2 legislation.

The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities resulting from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption to avoid providing detailed information on the amendments for transitional periods beginning on January 1, 2023.

On 18 January 2024, the Constitutional Court declared unconstitutional various tax precepts contained in Royal Decree-Law 3/2016. The company has assessed the impact that these provisions had in 2017 and subsequent years, and considers that, as they did not have a significant impact, it will not challenge the tax assessments for these years.

a) Reconciliation of accounting and taxable income

Details of the income tax expense and income tax related to profit for the year are as follows:

	Thousands of Euros		
	2,024	**2,023 (*)**	**2,022 (*)**
Profit before income tax from continuing operations	443,996	207,021	338,013
Tax at 25%	110,999	51,755	84,503
Permanent differences	66,715	(66,322)	(30,796)
Effect of different tax rates	(49,120)	52,372	9,953
Tax credits (deductions)	(21,991)	(1,193)	3,667
Prior year income tax expense	16,698	2,132	12,685
Other income tax expenses/(income)	107,889	4,604	10,099
Total income tax expense	231,190	43,348	90,111
Deferred tax	(75,067)	(140,095)	(15,138)
Current tax	306,257	183,443	105,249
Total income tax expense	231,190	43,348	90,111

(*) Restated figures (Note 2.d)

The effect of the different tax rates is basically due to a change of country mix in profits.

As of December 31, 2024, the caption "Other income tax expenses/(income)" includes, among other concepts, the accrual of fiscal provisions (see Note 28(c)).

93

b) Deferred tax assets and liabilities Details of deferred tax assets and liabilities are as follows: Thousands of Euros Tax effect 31/12/2024 31/12/2023 31/12/2022 Assets Provisions 31,444 29,663 20,511 Inventories 76,368 73,661 67,557 Tax credits (deductions) 26,681 76,603 33,921 Tax loss carryforwards 49,664 27,804 58,159 Fixed assets, amortisation and depreciation 78,348 61,479 — Other 90,872 44,735 6,197 Subtotal, assets 353,377 313,945 186,345 Goodwill (2,027) (2,727) (3,063) Fixed assets, amortisation and depreciation (9,677) (4,155) (16) Intangible assets — — (1,349) Other — (6,734) (6,994) Subtotal, net liabilities (11,704) (13,616) (11,422) Deferred assets, net 341,673 300,329 174,923 Liabilities Goodwill (451,387) (376,520) (337,948) Intangible assets (678,833) (658,099) (669,316) Fixed assets (74,625) (85,082) (92,811) Debt cancellation costs (56,811) (41,894) (50,666) Others (6,300) (53,503) — Subtotal, liabilities (1,267,956) (1,215,098) (1,150,741) Tax loss carryforwards 3,101 10,459 2,993 Tax credits (deductions) 18,259 68,104 14,578 Inventories 1,904 1,848 652 Provisions 123,880 105,656 70,206 Other 109,108 40,402 27,489 Subtotal, net assets 256,252 226,469 115,918 Net deferred Liabilities (1,011,704) (988,629) (1,034,823) GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 94

Movement in deferred tax assets and liabilities is as follows: Thousands of Euros Deferred tax assets and liabilities 31/12/2024 31/12/2023 31/12/2022 Balance at 1 January (688,300) (859,900) (481,477) Movements during the year 75,067 140,095 15,138 Business combination (note 3) — 239 (361,051) Translation differences (56,798) 31,266 (32,510) Balance at 31 December (670,031) (688,300) (859,900) The Spanish companies have opted to apply accelerated depreciation to certain additions to property, plant and equipment, which has resulted in the corresponding deferred tax liability. The remaining assets and liabilities recognized in 2024, 2023 and 2022 were recognized in the statement of profit and loss. The majority of the tax deductions pending application from Spanish companies related mainly to research and development, mature in 18 years. Likewise, the Group estimates that practically the entire amount will be applied in five years. The Group has not recognized as deferred tax assets the tax effect of the unused tax loss carryforwards of Group companies, which amount to Euros 125,153 thousand (Euros 103,303 thousand at 31 December 2023). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to Euros 79,551 thousand as of 31 December 2024 (Euros 76,348 thousand as of 31 December 2023). The commitments from Spanish companies from the reversal of deferred tax related to provisions of investments in subsidiaries are not significant. c) Years open to inspection As established by current legislation, taxes cannot be considered definitively settled until the returns have been audited by the corresponding tax authorities, or the statute of limitations has elapsed. Tax Audits The Group is currently undergoing the tax audits explained below. Note that the Group acts with the tax authorities in a cooperative and transparent manner to resolve disputes and considers that its position in the years and matters described below is in accordance with the law and is based on a reasonable interpretation of the applicable regulations. Therefore, the Group intends to file all the appropriate appeals and petitions to best defend its interests. • Certain companies of the Group domiciled in Spain, taxed under the Spanish tax consolidation regime, were subject to an audit by the Spanish State Tax Administration Agency in relation to Corporate Income Tax for the fiscal years 2014, 2015 and 2016 and Value Added Tax for the years 2015 and 2016. On 8 November 2021, the Group agreed to the resulting assessments ("conformidad"). No penalties were imposed on any of the Group companies for any of the taxes subject to audit. Moreover and since these assessments have resulted in an adjustment in the allocation of taxable income between different jurisdictions and in light of their effect on the Group's transfer pricing position, the Group now has a legal right to recover certain amounts from the corresponding countries jurisdictions, under a Mutual Agreement Procedure in accordance with the provisions of the European Convention on the elimination of double taxation in connection with the adjustment of profits from Group companies. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 95

• Grifols Shared Services North America, Inc. and subsidiaries received in 2020 notification of a tax audit relating to the State Income Tax for the fiscal years 2017 and 2018. The US Internal Revenue Service ("IRS") has indicated that it intends to review the pricing of certain cross-border intercompany transactions involving the US. Currently, the IRS is still in the initial phase of their analysis and only beginning discussions have taken place. • Certain Group companies domiciled in Spain, taxed under the Spanish tax consolidation regime, recently underwent an audit by the Spanish State Tax Administration Agency, in relation to Corporate Income Tax for the fiscal years 2017 to 2019 and Value Added Tax, personal income tax, non-resident income and capital income tax for June 2018 to December 2019. The Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. The net tax liability included in the group's Financial Statements to cover the worldwide exposure to uncertain tax treatments at December 31, 2024 is Euros 136,705 thousand (Euros 76,604 thousand as of December 31, 2023) and it is included under the caption "Other public entities". This increase in the net tax liability for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above. Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments that are estimated using either the most likely amount method or the expected value method and depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future to reflect progress in Tax Authorities' reviews to the extent that any Tax Authority review is concluded; progress in on-going appeals and international procedures, including the return of taxes which have already been paid under the assessments set out above; changes in legal provisions or in the interpretation of such provisions; or even expiry of the corresponding statutory periods of limitations. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Timing of cash flows As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these audits is uncertain. It is anticipated that tax payments may be required in relation to the ongoing tax audits which may be resolved over coming years. The Group considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved. Minimum taxation (Pillar2 OECD) As at December 31, 2024, the Group continues to assess the implications of the OECD's Pillar 2 reform, which provide for global minimum taxation rules. These rules have been adopted in the EU through the relevant Directive, which Member States must transpose for the rules to apply as of 1 January 2024. Beyond a significant increase in formal compliance burdens, the Group does not expect significant economic impacts from the application of this new regulation, as it is already subject to effective tax rates above 15% in most of the territories in which it operates and expects to benefit from the “transitional safe harbour” which allows avoiding the additional tax and alleviating formal compliance burdens. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 96

An exception to the above is Ireland, which has a nominal corporate income tax rate of 12.5% and has already passed its own Pillar 2 legislation which will allow it to levy corporate income tax directly. Although the complexity of the legislation could, in specific cases, give rise to additional taxation, the Group has made an assessment of such impact for 2024 and it amounts to Euros 5 million. (29) Other Commitments with Third Parties and Other Contingent Liabilities a) Guarantees The Group has no significant guarantees extended to third parties. b) Guarantees committed with third parties Since 30 June 2023, Grifols, through Grifols Shared Services North America, Inc, acts as a guarantor for five lease contracts for certain ImmunoTek plasma centers not affected by the collaboration under Biotek America LLC. In addition, Grifols, S.A. acts as guarantor of the commitments made for the purchase of the 28 plasma centers (see note 11). Additionally, the Group has significant guarantees extended to third parties described in note 19 and 21. c) Obligations with personnel The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2024 has amounted to Euros 1,259 thousand (Euros 1,079 thousand for 2023). In the event that control is taken of the Company, the Group has agreements with 31 employees/directors whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from one to five years’ salary. In addition, the share-based remuneration plans maintained by the Company for certain employees include clauses according to which, in the event of a change of control, the amounts pending exchange would be early settled under the terms described in said agreements. The Group has contracts with 23 executives entitling them to termination benefits ranging from one to four years of their salary in different circumstances. Restricted Share Unit Retention Plan In March 2022, the Group established a Restricted Stock Share Plan (hereinafter RSU) for certain employees. Under this plan, an employee may elect to receive up to 50% of his or her annual bonus in Class B non-voting ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADSs), and the Group will match this with an additional 50% contribution in RSUs. Class B Grifols shares and Grifols ADSs are valued at the date of grant of the bonus. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or Grifols ADSs (American Depositary Shares representing 1 Class B Share). If an eligible employee leaves the company or is terminated prior to the vesting period, he/she will not be entitled to the additional RSUs. At 31 December 2024, the Group has settled the 2022 RSU plan for an amount of Euros 17,577 thousand (Euros 3,296 thousand at 31 December 2023 corresponding to the 2020 RSU plan). This commitment was treated as equity-settled, with no accumulated amount recognized at 31 December 2024 (Euros 8,282 thousand at 31 December 2023). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 97

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity-settled share-based payment plan

In May 2023, the Board of Directors approved a proposal to the Ordinary General Meeting on 16 June, 2023, which approved it, a long term incentive plan. based on the granting of stock options for certain executive directors, members of the senior management of Grifols and its subsidiaries. The plan has a term of four years for each beneficiary, from the effective date where 40% of the options granted will vest (provided that the conditions for their vesting are met) at the end of the second year of the plan and the remaining 60% will vest (provided that the conditions for their vesting are met) at the end of the fourth year of the plan. A maximum of 4,000,000 stock options will be granted, representing the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for the vesting of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, settlement is subject to the achievement of specific, predetermined and quantifiable objectives, related to financial and non-financial metrics, in order to reward value creation through the achievement of the objectives set in the plan. The Company will allocate the shares it currently holds in treasury or may come to hold to cover the needs of the plan.

Settlement date	Number of shares assigned	Unit fair value (Euros)
2025	1,040,000	3.05
2027	1,560,000	2.85

Additionally, there is a special remuneration plan referenced to the value of the share settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity 2024 and 2025.

Settlement date	Number of shares assigned	Unit fair value (Euros)
31/12/2026	180,000	2.39
22/2/2025	700,000	1.08
28/2/2025	270,000	2.19

The recognized amount in Equity as 31 December 2024 amounts to Euros 5,621 thousand (Euros 2,586 thousand at 31 December 2023).

Cash-settled share-based payment plan

In May 2023, the Board of Directors of Grifols, S.A. approved a new long-term incentive plan based on restricted stock units (RSUs) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be settled at the end of the second year of the plan and the remainder at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols on the settlement date of the plan and, in addition, such settlement is subject to the achievement of performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of the Class A shares during the five (5) business days prior to the settlement. At 31 December 2024, the total accumulated amount is Euros 2.932 thousand. Of the total, 2,090 thousand euros are short-term in the heading "Trade creditors and other accounts payable" (1,724 thousand euros as of December 31, 2023) and 842 thousand euros are long-term in the heading "Provisions" (without amount as of December 31, 2023). The amount recognized in the Consolidated Statement of Profit and Loss as of 31 December 2024 amounts to Euros 1,208 thousand (Euros 1,724 thousand in 2023).

Settlement date	Number of RSUs assigned	Unit fair value (Euros)
2025	268,350	9.44
2027	268,350	7.61

98

Fidelity programs addressed to management In 2024, the Group has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement, and always subject to the permanence of the beneficiary on the agreed settlement dates. Each beneficiary must have been continuously employed by Grifols until the settlement date. The amount recognized in equity as of December 31, 2024 amounts to Euros 1,058 to thousands. Savings plan and profit-sharing plan The Group has a defined contribution plan (savings plan), which qualifies as a deferred salary arrangement under Section 401 (k) of the Internal Revenue Code (IRC). Once eligible, employees may elect to contribute a portion of their salaries to the savings plan, subject to certain limitations. The Group matches 100% of the first 4% of employee contributions and 50% of the next 2%. Group and employee contributions are fully vested when contributed. The total cost of matching contributions to the savings plan was US Dollars 33,6 million in 2024 (US Dollars 33.4 million in 2023). Other plans The Group has a defined benefit pension plan for certain former Talecris Biotherapeutics, GmbH employees in Germany as required by statutory law. The pension cost relating to this plan is not material for the periods presented. The Biotest Group has established retirement benefits and employment commitments for certain employees, primarily from its German companies. These benefits are based on employees' length of service and salary. The pension plans are voluntary and are not subject to statutory or legal obligations. The amount of pension liabilities largely depends on fluctuations in interest rates and the life expectancy of the beneficiaries. d) Purchase commitments Details of the Group’s raw material purchase commitments at 31 December 2024 are as follows: Thousands of Euros 2025 334,304 2026 198,644 2027 128,568 2028 113,570 2029 112,946 More than 5 years 128 Purchase option on BPC Plasma Inc. and Haema Gmbh Pursuant to the share purchase agreement dated 28 December 2018, the Grifols Group, through Grifols Shares Services North America Inc (for the shares of BPC Plasma Inc, formerly known as Biotest US Corporation ("BPC") and Grifols Worldwide Operations Limited (for the shares of Haema AG, now called Haema GmbH ("Haema")) (the "Selling Companies") sold 100% of the capital shares of BPC and Haema to Scranton Plasma B.V. ("Scranton"). The share purchase agreement includes an option for the Selling Companies to repurchase the shares, granting the Selling Companies an irrevocable and exclusive right (though not an obligation) to repurchase the shares sold to Scranton at any time following the sale, provided that when the option of the repurchase of the shares of a company (BPC or Haema, as the case may be) is exercise, the option for the repurchase of the other company (Haema or BPC, as the case may be) is also exercised simultaneously. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 99

The purchase option involves a fluctuating number of shares and a variable acquisition price. This characteristic classifies it as a derivative financial instrument that needs to be fairly valued, ultimately impacting the profit and loss account. The exercise price for the option will be determined based on the higher of the following two amounts: (i) the aggregate of the price at which the shares were sold to Scranton, increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus the increase in net working capital from the date of sale until the repurchase completion date resulting from the exercise of the repurchase option; and (ii) the amount required to pay in full the indebtedness that Scranton incurred with the lending entity to purchase the shares of Haema and BPC from the Selling Companies, for an amount of USD 425,000,000 along with any accrued interest and additional amounts required to fully repay that indebtedness. Based on the abovementioned contractual conditions, Grifols has estimated the value of the exercise of the repurchase option as follows: (i) the price at which the Selling Companies sold the shares to Scranton (totalling USD538,000,000) increased by any expenses relating to the completion of the transactions contemplated in the relevant share purchase agreement, plus (ii) the change in working capital. Based on the business models of Haema and BPC, this change in working capital is expected to primarily reflect the undistributed profits at the time of exercise of the repurchase option. Given that the price of the exercise of the repurchase option aligns closely with the fair value of BPC and Haema, this option's overall value is not considered significant. Furthermore, since the valuation of the option relies on unobservable market factors, it falls under Level 3 of the fair value hierarchy. In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. Currently, Haema and its assets do not secure or guarantee this financing; however, based on the current terms of the Loan Agreement, it is expected that Haema will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement. In the event of a default under the Loan Agreement, the Selling Companies can, respectively and simultaneously, exercise the repurchase option for both companies within 90 days after receiving notification of the default. If the Selling Companies fail to exercise this option within that timeframe, they will lose their right to repurchase the shares of Haema and BPC. As of 31 December 2024, no defaults have been reported under the Loan Agreement. In relation to the sale of the shares of BPC Plasma, Inc. and Haema, GmbH, a loan was signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand). The remuneration is 2%+ EURIBOR and matures on 26 July 2027. In 2023 an additional amount of Euros 15 million was arranged under the same conditions as the initial loan. As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023) (see note 11) . Purchase option from Plasmavita Healthcare GmbH On November 22, 2017, the company Plasmavita Healthcare GmbH was incorporated in Germany. Currently, the Group is a shareholder of 50% of the shares and two individual partners, shareholders of the remaining 50% of the Company's shares. Through a management services agreement, one of them (the "Managing Partner") provides certain management services to the Company. The Company's incorporation agreement establishes a purchase option in favor of the Group that grants the irrevocable right (not the obligation) to the Group to acquire the remaining 50% stake in the Company from the two individual partners within a period of 6 months from the moment the Managing Partner ceases to provide the Company's management services. The fair value of the purchase option is not material. National Service Projects Organization (Egipto) On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 100 hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. Canadian Blood Services In September 2022, Grifols signed a collaboration agreement with Canadian Blood Services (CBS) to supply them with 2.4 million grains of Immunoglobulin exclusively through a network of Canadian plasma centers that should be fully developed and operational by July 2026. To achieve this goal, Grifols will need to collect 600.000 liters of Canadian plasma annually from Grifols-owned plasma centers in Canada. For this reason, Grifols has made the following commitments for the acquisition of plasma and self-built centers in Canada: Euros 2025 2026 12,433,448 61,265,816 e) Contractual commitments Agreement on the sale of the 20% shareholding in SRAAS As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, both companies signed the following agreements: • The existing Exclusive Distribution Agreement for human serum albumin for the Chinese market, signed with SRAAS, will have a duration of 10 years (until 2034), with a 10-year extension option by SRAAS and guaranteed minimum supply volumes for the period 2024-2028. In the absence of an agreement for subsequent years, the minimum volumes agreed for 2028 will apply. Pricing under such an agreement will remain at the same applicable standards. • Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. This commitment will be assessed at the end of each year during the commitment period. • Grifols undertakes that, for so long as it controls GDS directly or indirectly, it will use its commercially reasonable efforts, without obligation, to ensure that GDS declares and distributes dividends to its shareholders in each year after closing in an amount not less than 50% of the net profits of GDS for that year. • Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor. • Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of December 31, 2024, an income of Euros 1,855 thousand has been recognized in the Consolidated Statements of Profit and Loss. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 101

f) Judicial procedures and arbitration Details of legal proceedings in which the Company or Group companies are involved are as follows: • CERUS CORPORATION vs. LABORATORIOS GRIFOLS, S.A. Cerus Corporation ("Cerus") and Laboratorios Grifols, S.A. ("Grifols") entered into a Manufacturing and Supply Agreement executed in 2016, pursuant to which Grifols was to manufacture and supply to Cerus processing and filters sets to be used by Cerus in its own product (the "Agreement"). As a result of Grifols' decision to discontinue the manufacturing, sale and support of its blood bag product business worldwide, Grifols was unable to comply with the Agreement. In December 2021, Cerus filed a notice of arbitration in the UK pursuant to the terms of the Agreement alleging wrongful termination of the Agreement by Grifols. Furthermore, in January 2022, Cerus filed injunctive measures with the Courts of Rubí (Barcelona) requiring the suspension of the closure of Grifols' blood bags production facility until the arbitration proceedings is finalized. CURRENT PHASE: This January 2025, the parties have reached an agreement to put an end to the arbitration, by (a) executing, on 16 January 2025, a settlement agreement that discontinues the arbitration in exchange for the payment by Grifols to Cerus of the legal cost fixed at USD 1,091,731.31 and (b) executing, on 28 January 2025, a the deed of variation of the existing manufacturing and supply agreement which sets forth that the agreement is to continue in force and full effect until the new agreed-upon expiration date, namely, 30 October 2029. Consequently, all substantive issues have now been resolved, with only some minor procedural steps pending, such as, for example, paying the Tribunal's costs of around £36,000 which shall be assumed by Grifols. • EXECUTIVE COMMITTEE OF CNMV On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed one Million Euros. On November 7, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. • ADDITIONAL LITIGATION There a several recently filed wage and hour and related labor law class actions and/or California Private Attorneys General Act lawsuits that have been filed in California. These cases are in the very early stages and it is not yet known what the probability is that any of the cases can result in any potential relevant cash outflow for the Group. Based on past litigation and results, Grifols asserts that it is possible that one or more cases can reach to a material level in the future given the allegations of wage and hour violations, but at this time it is not probable to occur. In any case, Grifols will vigorously defend itself, and as part of its internal process, it will continue to asses, on a timely basis, any changes in facts and circumstances that may modify its risk evaluation. In the event that any of these contingencies becomes more probable, it will determine whether they could result in a material cash outflow. (30) Financial Instruments a) Classification Below is a breakdown of the financial instruments by nature, category and fair value. The Group does not provide details of the fair value of certain financial instruments as their carrying amount is very similar to their fair value because of its short term. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 102

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros										
	31/12/2024										
	Carrying amount							Fair Value			
	Financial assets at amortised costs	Financial assets at FVTPL	Financial assets at FV through OCI	Hedges	Financial liabilities at amortised cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets	—	6,127	416,131	—	—	—	422,258	422,258	—	—	422,258
Derivative instruments	—	—	—	7,246	—	—	7,246	—	7,246	—	7,246
Trade receivables	—	—	531,674	—	—	—	531,674	—	531,674	—	531,674
Financial assets measured at fair value	—	6,127	947,805	7,246	—	—	961,178				
Non-current financial assets	67,053	—	—	—	—	—	67,053				
Other current financial assets	237,510	—	—	—	—	—	237,510				
Trade and other receivables	251,334	—	—	—	—	—	251,334				
Cash and cash equivalents	979,780	—	—	—	—	—	979,780				
Financial assets measured at amortized cost	1,535,677	—	—	—	—	—	1,535,677				
Derivatives instruments	—	(5,863)	—	—	—	—	(5,863)	—	(5,863)	—	(5,863)
Financial liabilities measured at fair value	—	(5,863)	—	—	—	—	(5,863)				
Senior Unsecured & Secured Notes	—	—	—	—	(5,356,195)	—	(5,356,195)	(5,230,596)	—	—	(5,230,596)
Promissory Notes	—	—	—	—	(73,177)	—	(73,177)				
Senior secured debt	—	—	—	—	(2,310,427)	—	(2,310,427)	—	(2,360,113)	—	(2,360,113)
Other bank loans	—	—	—	—	(345,905)	—	(345,905)				
Lease liabilities	—	—	—	—	(1,141,379)	—	(1,141,379)				
Other financial liabilities	—	—	—	—	(933,784)	—	(933,784)				
Trade and other payables	—	—	—	—	(1,062,483)	—	(1,062,483)				
Other current liabilities	—	—	—	—	—	(318,427)	(318,427)				
Financial liabilities measured at amortized cost	—	—	—	—	(11,223,350)	(318,427)	(11,541,777)				
	1,535,677	264	947,805	7,246	(11,223,350)	(318,427)	(9,050,785)				

103

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Thousands of Euros 31/12/2023										
	Carrying amount							**Fair Value**			
	Financial assets at amortised costs	**Financial assets at FVTPL**	**Financial assets at FV through OCI**	**Hedges**	**Financial liabilities at amortised cost**	**Other financial liabilities**	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total**
Non-current financial assets	—	9,057	2,082	—	—	—	11,139	9,057	—	2,082	11,139
Derivative instruments	—	—	—	24,688	—	—	24,688	—	24,688	—	24,688
Trade receivables	—	—	213,231	—	—	—	213,231	—	213,231	—	213,231
Financial assets measured at fair value (*)	—	**9,057**	**215,313**	**24,688**	—	—	**249,058**				
Non-current financial assets	164,498	—	—	—	—	—	164,498				
Other current financial assets	116,588	—	—	—	—	—	116,588				
Trade and other receivables	506,815	—	—	—	—	—	506,815				
Cash and cash equivalents	529,577	—	—	—	—	—	529,577				
Financial assets measured at amortized cost (*)	1,317,478	—	—	—	—	—	1,317,478				
Derivatives instruments	—	(10,144)	—	—	—	—	(10,144)				
Financial liabilities measured at fair value	—	(10,144)	—	—	—	—	(10,144)	—	(10,144)	—	(10,144)
Senior Unsecured & Secured Notes	—	—	—	—	(4,568,130)	—	(4,568,130)				
Promissory Notes	—	—	—	—	(114,188)	—	(114,188)	(4,364,798)	—	—	(4,364,798)
Senior secured debt	—	—	—	—	(3,179,333)	—	(3,179,333)				
Other bank loans	—	—	—	—	(1,144,459)	—	(1,144,459)	—	(3,332,560)	—	(3,332,560)
Lease liabilities	—	—	—	—	(1,111,329)	—	(1,111,329)				
Other financial liabilities	—	—	—	—	(929,636)	—	(929,636)				
Trade and other payables	—	—	—	—	(956,136)	—	(956,136)				
Other current liabilities	—	—	—	—	—	(283,366)	(283,366)				
Financial liabilities measured at amortized cost (*)	—	—	—	—	**(12,003,211)**	**(283,366)**	**(12,286,577)**				
	1,317,478	**(1,087)**	**215,313**	**24,688**	**(12,003,211)**	**(283,366)**	**(10,730,185)**				

(*) Restated figures (Note 2.d.)

104

b) Measurement of fair value In order to determine the fair value of financial assets or liabilities, the Group uses the following hierarchy based on the relevance of the variables used: • Level 1: estimations based on quoted prices of the instrument. • Level 2: estimations based on significant observable variables coming directly from the market. • Level 3: estimations based on valuation techniques other than observable variables in the market, mainly discounted cash flows. c) Financial risk management This item provides information on the Group’s exposure to risk associated with the use of financial instruments, the Group’s objectives and procedures to measure and mitigate this risk, and the Group’s capital management strategy. The Group is exposed to the following risks • Credit risk • Liquidity risk • Market risk: includes interest rate risk, currency risk and other price risks. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, define appropriate risk limits and controls and to control risks and comply with limits. Risk management policies and procedures are reviewed regularly so that they reflect changes in market conditions and the Group's activities. The Group’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. (i) Credit risk Credit risk is the risk to which the Group is exposed in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and the Group’s investments in financial assets. The primary risk involves late payments from public entities, which is mitigated through the possibility of claiming interest as foreseen by Spanish legislation. No significant bad debt or late payment issues have been detected for sales to private entities. The Group recognizes impairment based on its best estimate of the expected losses on trade and other receivables. The main impairment losses recognized are due to specific losses relating to individually identified risks. At year end, these impairment losses are immaterial. For trade receivables the Group uses the simplified approach, estimating lifetime expected credit losses, while for all other financial assets the Group uses the general approach for calculating expected credit losses. In both cases, due to the customers' credit rating, as well as the internal classification systems currently in place for new customers and considering that collection periods are mostly around 30 days, there is no significant impact for the Group. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 105

Exposure to credit risk Grifols is exposed to credit risk from its operating activities, primarily through contractual assets, trade receivables, and other receivables, as well as from financing activities and the Group's financial assets. The carrying amount of financial assets represents the maximum exposure to credit risk. At 31 December 2024 and 2023 maximum level of exposure to credit risk is as follows: Thousands of Euros Carrying amount Reference 31/12/2024 31/12/2023 Non-current financial assets Note 11 490,492 176,676 Other current financial assets Note 11 243,574 140,232 Contractual assets Note 14 36,036 47,751 Trade receivables Note 15 705,452 645,113 Other receivables Note 15 16,119 31,594 Cash and cash equivalents Note 16 979,780 529,577 2,471,453 1,570,943 Grifols regularly monitors its credit risk exposure with banks. The Group maintains a low credit risk profile by holding cash positions and derivative contracts with highly solvent financial institutions. The Group has assessed the collectability of financial assets, and concluded that there is no significant risk of default. The carrying amount of receivables and contractual assets by geographical area, at 31 December 2024 and 2023 is as follows: Thousands of Euros Carrying amount 31/12/2024 31/12/2023 Spain 59,667 57,800 EU countries 116,367 79,951 United States of America 45,644 13,572 Other European countries 92,170 82,822 Other regions 427,640 458,719 741,488 692,864 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 106

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Impairment losses

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2024 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	621,498	(626)	620,872
Past due 0-30 days	0.19%	18,556	(566)	17,990
Past due 31-60 days	0.62%	24,577	(150)	24,427
Past due 61-90 days	2.03%	17,301	(438)	16,863
Past due 91-180 days	3.01%	36,366	(1,065)	35,301
Past due 181-365 days	8.52%	15,930	(1,342)	14,588
More than one year	100.00%	16,739	(5,292)	11,447
		—	—	—
Customers with objective evidence of impairment		11,388	(11,388)	—
		762,355	(20,867)	741,488

An impairment matrix based on the length of time overdue was used to monitor receivables portfolios that do not show any specific indications of impairment in individual cases. For trade receivables related to customers from the Middle East which are overdue by more than one year, the flat-rate percentages from the impairment matrix were adjusted due to special default patterns.

The following represent the carrying amount of the trade and other receivables and contractual assets categorized by due date as of 31 December 2023 is as follows:

	Thousands of Euros			
	ECL Rate	**Total gross carrying amount**	**Provision**	**Total net third party trade receivables**
Not matured	0.19%	524,699	(560)	524,136
Past due 0-30 days	0.19%	106,323	(246)	106,077
Past due 31-60 days	0.62%	19,428	(119)	19,309
Past due 61-90 days	2.03%	6,398	(120)	6,278
Past due 91-180 days	3.01%	9,283	(279)	9,004
Past due 181-365 days	8.52%	6,749	(573)	6,176
More than one year	100.00%	25,982	(4,101)	21,884
Customers with objective evidence of impairment		25,578	(25,578)	—
		724,440	(31,576)	692,864

107

Movement in the bad debt provision was as follows: Thousands of Euros 31/12/2024 31/12/2023 31/12/2022 Opening balance 31,576 32,291 24,009 Net charges for the year 5,302 7,322 14,074 Net cancellations for the year (16,511) (7,237) (6,949) Transfers — 47 53 Translation differences 500 (847) 1,104 Closing balance 20,867 31,576 32,291 (ii) Liquidity risk Liquidity risk is the risk that the Group cannot meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure where possible, that it always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of financial stress, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. The Group manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. Liquidity at the end of the period stood at Euros 2.259.088 thousand (including undrawn committed credit lines), with the following details: Thousands of euros 31/12/2024 31/12/2023 Current deposits 5,100 6,506 Cash in hand and at banks 974,680 523,071 Total cash and cash equivalents 979,780 529,577 Undrawn committed credit lines 1,279,308 615,328 Total Liquidity 2,259,088 1,144,905 The Credit Agreement establishes a limitation on the disposition of the "revolving line" that has not been exceeded as of 31 December 2023 and 2024. The Group is able to provide sufficient liquidity to fund its current obligations based on cash flows from operations combined with cash balances and availability of unused credit lines, and it is committed to maintaining elevated and adequate levels of liquidity through internally generated cash flows. Additionally, currently the Group does not generate significant cash in any country that might have restrictions on the repatriation of funds. As in previous years, the Group continues with its quarterly program for optimization of working capital, which is mainly based on contracts to sell receivables without recourse. The main contractual obligations existing at the end of the fiscal year comprise mainly long-term financial debt obligations with capital repayments and interest payments (see note 21). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 108

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the contractual maturity dates of financial liabilities including committed interest calculated using interest rate forward curves are as follows:

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/2024	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	2,656,332	3,162,629	361,583	110,212	176,452	2,514,382	—
Other financial liabilities	Note 21	933,785	1,488,690	185,618	6,871	115,842	414,309	766,050
Bonds and other marketable securities	Note 21	5,429,372	6,959,491	246,359	146,625	293,250	3,673,257	2,600,000
Lease liabilities	Note 21	1,141,379	1,774,521	58,267	58,267	117,233	319,410	1,221,344
Payable to suppliers	Note 22	852,305	852,305	847,854	4,451	—	—	—
Other current liabilities	Note 23	41,277	41,277	24,276	16,997	4	—	—
Financial derivatives	Note 30(d)	5,863	5,863	5,863	—	—	—	—
Total		11,060,313	14,284,776	1,729,820	343,423	702,781	6,921,358	4,587,394

		Thousands of Euros						
Carrying amount	Reference	Carrying amount at 31/12/2023	Contractual flows	6 months or less	6 - 12 months	1-2 years	2- 5 years	More than 5 years
Financial liabilities								
Bank loans	Note 21	4,323,792	5,329,182	611,387	327,923	650,970	3,738,902	—
Other financial liabilities	Note 21	929,635	1,518,616	181,800	1,855	116,398	455,467	763,096
Bonds and other marketable securities	Note 21	4,682,319	5,304,861	187,543	73,571	1,978,190	3,065,557	—
Lease liabilities	Note 21	1,111,328	1,562,912	53,551	53,551	126,133	326,253	1,003,424
Payable to suppliers (*)	Note 22	822,955	813,114	811,943	1,171	—	—	—
Other current liabilities (*)	Note 23	17,398	16,651	16,496	155	—	—	—
Financial derivatives	Note 30(d)	10,144	10,144	10,133	—	11	—	—
Total		11,897,571	14,555,480	1,872,853	458,226	2,871,702	7,586,179	1,766,520

(*) Restated figures (Note 2.d.)

109

(iii) Currency risk The Group operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group holds significant investments in foreign operations, the net assets of which are exposed to currency risk. The conversion risk affecting net assets of the Group’s foreign operations in US Dollars is mitigated primarily through borrowings in this foreign currency. The Group’s main exposure to currency risk is with regard to the US Dollar, which is used in a significant percentage of transactions in foreign functional currencies. The financing obtained in Euros represents 66% of the total debt of the Group and amounts to Euros 5,924 million at 31 December 2024 (62% and Euros 6,032 million at 31 December 2023). In this breakdown, 'Group debt' refers only to the nominal amount of the debt. Until September 13, 2024, when the currency swap was canceled, part of the US Dollar debt of the Group was covered by a currency swap to hedge the exposure to the associated currency risk. The Group applied the cost of hedging method. This method enabled the Group to exclude the currency basis spread from the designated hedging instrument and, subject to certain requirements, changes in their fair value attributable to this component were recognized in other comprehensive income. Details of the Group’s exposure to currency risk is as follows: Thousands of Euros 31/12/2024 Euros (*) US Dollars (**) Trade receivables 2,818 72,051 Receivables from Group companies 118,959 16,264 Loans to Group companies 4,644,337 — Cash and cash equivalents 452,729 25,683 Trade payables (21,791) (17,219) Payables to Group companies (74,394) (44,576) Loans from Group companies (5,428,382) (5,849) Bank loans (10,625) — Balance sheet exposure (316,349) 46,354 (*) Balances in Euros in subsidiaries with US Dollars functional currency (**) Balances in US Dollars in subsidiaries with Euros functional currency GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 110

Thousands of Euros 31/12/2023 Euros (*) US Dollars (**) Trade receivables 2,278 47,772 Receivables from Group companies 121,173 10,908 Loans to Group companies 4,818,407 41 Cash and cash equivalents 7,296 2,026 Trade payables (38,610) (43,682) Payables to Group companies (119,801) (30,643) Loans from Group companies (4,650,080) — Bank loans (336,250) — Balance sheet exposure (195,587) (13,578) (*) Balances in Euros in subsidiaries with US Dollar functional currency (**) Balances in US Dollar in subsidiaries with Euros functional currency The most significant exchange rates applied at 2024 and 2023 year ends are as follows: Closing exchange rate Euros 31/12/2024 31/12/2023 US Dollars 1.0390 1.1050 A sensitivity analysis for foreign exchange fluctuations is as follows: Had the US Dollar strengthened by 10% against the Euro at 31 December 2024 equity would have increased by Euros 1,067,890 thousand (Euros 820,616 thousand at 31 December 2023) and profit due to foreign exchange differences would have decreased by Euros 27,000 thousand (Euros 20,638 thousand at 31 December 2023). This analysis assumes that all other variables are held constant, especially that interest rates remain constant. A 10% weakening of the US Dollar against the Euro at 31 December 2024 and 31 December 2023 would have had the opposite effect for the amounts shown above, all other variables being held constant. The Group uses hedge accounting to partially hedge the currency risk exposure (See note 30(d)). (iv) Interest rate risk The Group’s interest rate risks arise from current and non-current borrowings. Borrowings at variable interest rates expose the Group to cash flow interest rate risks. Fixed-rate borrowings expose the Group to fair value interest rate risk. The objective of the management of interest rate risk is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt through hedges. A significant part of the financing obtained accrues interest at fixed rates, representing 71% of the total debt of the Group at 31 December 2024 (57% at 31 December 2023). It mainly includes corporate senior notes, European Investment Bank loans, as well as the agreement with GIC (Sovereign Fund of Singapore) (see note 21). Variable-rate debt represents 29% of the total debt at 31 December 2024 (43% at 31 December 2023) and includes mainly the senior secured debt (see note 21(b)). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 111

To date, the profile of interest on interest-bearing financial instruments is as follows: Thousands of Euros 31/12/2024 31/12/2023 Fixed-interest financial instruments 6,430,225 5,696,851 Financial liabilities 6,430,225 5,696,851 Variable-interest financial instruments 2,540,968 3,956,154 Financial liabilities 2,540,968 3,956,154 8,971,193 9,653,005 Had the interest rate been 100 basis points higher at 31 December 2024 the interest expense would have increased by Euros 29,954 thousand (Euros 34,114 thousand at 31 December 2023). As the Group does not have any hedging derivatives in place, the net effect on cash interest payments would have increased by the same amount . In this breakdown, "financial liabilities" and "total debt" refer solely to the nominal amount of the debt. (v) Market price risk Price risk affecting raw materials is mitigated by the vertical integration of the hemoderivatives business in a highly concentrated sector. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 112

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

d) Financial derivatives

At 31 December 2024 and 2023 the Group has recognized the following derivatives:

		Thousands of Euros				
Financial derivatives	Currency	Notional at 31/12/2024	Notional at 31/12/2023	**Value at 31/12/2024**	**Value at 31/12/2023**	Maturity
Cross currency interest rate swap	US Dollar	—	500,000	—	20,538	15/10/2024
Cross currency interest rate swap	US Dollar	—	205,000	—	(140)	15/10/2024
Foreign exchange rate forward	Swiss Franc	12,000	10,000	—	378	11/2/2025
Foreign exchange rate forward	Canadian dollar	240,202	32,667	3,654	450	11/02/2025
Foreign exchange rate forward	Pound Sterling	4,500	—	786	—	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,200,000	700,000	438	—	18/2/2025
Foreign exchange rate forward	Australian dollar	9,000	—	278	—	28/1/2025
Foreign exchange rate forward	Brazilian real	70,000	—	288	—	18/2/2025
Foreign exchange rate forward	Czech crown	160,000	160,000	—	191	18/2/2025
Foreign exchange rate forward	Mexican Peso	50,000	90,000	—	193	18/2/2025
Foreign exchange rate forward	Turkish lira	—	87,835	—	44	31/1/2024
Foreign exchange rate forward	US Dollar	—	7,700	—	92	29/2/2024
Foreign exchange rate forward	Euro	240,246	40,000	315	1,412	30/1/2025
Energy PPA	Euro / KwH	—	—	1,486	1,529	31/12/2032
Total derivative assets				**7,245**	**24,687**	
Cross currency interest rate swap	US Dollar	—	205,000	—	(7,712)	13/9/2024
Foreign exchange rate forward	Canadian dollar	228,917	42,560	(1,172)	(2,081)	11/2/2025
Foreign exchange rate forward	US Dollar	39,385	2,000	(764)	(2)	26/2/2025
Foreign exchange rate forward	Czech crown	160,000	160,000	(124)	(13)	18/2/2025
Foreign exchange rate forward	Pound Sterling	4,500	8,500	(353)	(122)	18/2/2025
Foreign exchange rate forward	Japanese Yen	1,200,000	700,000	(309)	(214)	18/2/2025
Foreign exchange rate forward	Euro	240,246	40,000	(2,615)	—	30/1/2025
Foreign exchange rate forward	Mexican Peso	50,000	90,000	(64)	—	18/2/2025
Foreign exchange rate forward	Australian dollar	9,000	—	(7)	—	28/1/2025
Foreign exchange rate forward	Swiss Franc	12,000	10,000	(455)	—	11/2/2025
Total derivative liabilities				**(5,863)**	**(10,144)**	

(i) Hedging derivative financial instruments

On 5 October 2021, the Group subscribed three cross currency interest-rate swaps with a notional amount of US Dollars 500 million to hedge part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a loan of Euros 431.6 million at a nominal interest rate of 3.78%.
- The Group grants a US Dollars 500 million loan at a nominal interest rate of 4.75%.

On 28 June 2022, the Group subscribed one cross currency interest-rate swap with a notional amount of US Dollars 205 million to hedge the remaining part of the Euro equivalent value of the US Dollar unsecured notes issued in October 2021. It is a fixed-to-fixed USD/EUR cross currency swap with the following characteristics:

- The Group receives a Euros 194 million loan at a nominal interest rate of 3.1046%.
- The Group grants a US Dollars 205 million loan at a nominal interest rate of 4.75%.

113

On September 13, 2024, the cross-currency swap was terminated early. As of December 31, 2024, the Group recognized a net financial income of Euros 4,348 thousand under the heading 'Fair Value Change in Financial Instruments' in the Consolidated Statements of Profit and Loss (Euros 546 thousand as of December 31, 2023). The derivative complies with the criteria required for hedge accounting. See further details in notes 4(i). (ii) Derivative financial instruments at fair value through profit and loss The Group has contracted several forward exchange rate hedges to partially cover the foreign currency value of intercompany loans. Since the Group has chosen not to apply hedge accounting, the gains or losses resulting from changes in the fair value of the derivative are recognized directly under the heading 'Fair Value Change in Financial Instruments' in the Consolidated Statements of Profit and Loss. As of December 31, 2024, the Group recognized a net financial income of Euros 15,534 thousand (Euros 2,005 thousand financial expense as of December 31, 2023). (iii) Electricity derivative At the beginning of 2023, the Company contracted a hedge on the variation of the price of electricity. This contract has served in its entirety to cover the purchase price of electricity against potential market price increases. The energy price hedging derivatives meet the requirements to apply hedge accounting, so the variations in the value of this financial instrument are recorded (by the net amount of taxes) in equity. The movement in derivative financial instruments is as follows: Thousands of Euros 31/12/2024 31/12/2023 Opening balance 14,543 34,923 Business combination — — Changes in fair value recognized in equity (1,690) 1,914 Transfer to profit or loss 27,267 5,775 Transfer to profit or loss - translation differences (208) (23,037) Tax effect (963) (84) Collections / Payments (37,568) (4,948) Closing balance 1,381 14,543 e) Capital management The directors’ policy is to maintain a solid capital base in order to ensure investor, creditor and market confidence and sustain future business development. The board of directors defines and proposes the level of dividends paid to shareholders. The capital structure is periodically reviewed through the preparation of strategic plans focused mainly on a sequential improvement of EBITDA (Earnings before interest, tax, amortization and depreciation), generation of operating cash and discipline in the allocation of capital; with the objective and commitment to reduce the leverage ratio. In accordance with the senior secured debt contract, the Group is subject to compliance with some covenants. At 31 December 2024 and 2023, the Group complies with the covenants in the contract. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 114

The credit rating of the Group is as follows: December 2024 Moody's Investors Corporate rating B3 Senior secured debt B2 Senior Unsecured debt Caa2 Perspective Positive Standard & Poor's Corporate rating B+ Senior secured debt B+ Senior Unsecured debt B-Perspective Stable Fitch Ratings Corporate rating B+ Senior secured debt BB-Senior Unsecured debt B-Perspective Stable The Parent held Class A and B treasury stock equivalent to 1.04% of its capital at 31 December 2024 (1.23% at 31 December 2023). (31) Balances and Transactions with Related Parties a) Group balances with related parties Details of balances with related parties at 31 December 2024 are a follows: Thousands of Euros Carrying amount Reference Associates Key management personeel Other related parties Receivables 15 38,656 — — 3,085 — — Other financial assets 11 418 — — Loans 11 — — 214,119 Guarantee deposits 11 — — 943 Total debtors 42,159 — 215,062 Debts — (279) (13,952) Total creditors — (279) (13,952) — — — Total 42,159 (279) 201,110 GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 115

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of balances with related parties at 31 December 2023, restated to be comparative with details of balances with related parties for 2024, are as follows:

		Thousands of Euros		
Carrying amount	Reference	**Associates**	**Other related parties**	**Board of directors**
Receivables	15	227,550	5,609	—
Other financial assets	11	418	—	—
Loans	11	—	216,426	—
Guarantee deposits	11	—	934	—
Total debtors		**227,968**	**222,969**	**—**
Debts		—	(12,926)	(3,924)
Total creditors		**—**	**(12,926)**	**(3,924)**
Total		**227,968**	**210,043**	**(3,924)**

The heading "Receivables" corresponding to associates includes outstanding balances from sales to associated companies, mainly corresponding in 2024 to Grifols Egypt Plasma Derivatives S.A.E. (Euros 205,537 thousand in 2023 and Euros 153,120 thousand in 2022 corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group)). As of 31 December 2023, the balance of "Receivables" corresponding to other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance was settled in January 2024.

The heading "Loans" mainly includes a loan signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an initial amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 2). As of 31 December 2024 and 2023,the heading includes an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan (see note 31(b)). As of 31 December 2024, the recorded amount stands at Euros 131,864 thousand, including accrued and capitalized interest to date (Euros 115,209 thousand as of 31 December 2023).

Furthermore, it includes the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV with maturity in 2027 (see note 11).

The heading of "debts" includes an amount of Euros 9,125 thousand at 31 December 2024 (Euros 17,732 thousand at 31 December 2023) corresponding to the balance of bearer promissory notes issued by the Group company Instituto Grifols, S.A. These promissory notes are due on 4 May 2025 and 2024, respectively, with a nominal value of Euros 3,000 each, and an annual nominal interest of 5% (4% in 2023)

116

b) Group transactions with related parties Group transactions with related parties during 2024 are as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 269,733 — 117 — Purchases (2) — (235) — Rendering of services — — (4,848) — Remuneration — (13,676) — (15,120) Payments for rights of use — — (7,202) — Finance income — — 18,317 — Dividends received/(paid) 6,724 — (39,510) — Loans — — 44,937 — Acquisition of assets — — (35,000) — 276,455 (13,676) (23,424) (15,120) Group transactions with related parties during 2023 were as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 471,829 — 14 — Purchases (23) — (431) — Rendering of services (78) — (2,482) — Remuneration — (23,698) — (12,163) Payments for rights of use — — (7,234) — Purchase of property, plant and equipment — — — — Finance income — — 30,185 — Dividends received/(paid) 7,309 — (266,406) — Loans — — 44,956 — 479,037 (23,698) (201,398) (12,163) GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 117

Group transactions with related parties during 2022 were as follows: Thousands of Euros Associates Key management personnel Other related parties Board of directors of the Company Net sales 339,170 — — — Purchases (9) — — — Rendering of services (34) — (5,467) — Remuneration — (13,891) — (5,316) Payments for rights of use — — (6,382) — Purchase of property, plant and equipment — — 3,464 — Finance income — — 12,878 — Dividends received/(paid) 10,717 — — — Loans — — 80,098 — 349,844 (13,891) 84,591 (5,316) "Net sales" includes sales to associated companies mainly corresponding to Anhui Tonrol Pharmaceutical Co. (subsidiary of the Shanghai RAAS Blood Products, Co. Ltd. Group) (Euros 230,812 thousand in 2024, Euros 450,389 thousand in 2023 and Euros 319,669 thousand in 2022). "Other service expenses" includes an amount of Euros 4,304 thousand corresponding to contributions to nonprofit entities in 2024 (Euros 2,174 thousand in 2023 and Euros 4,231 thousand in fiscal year 2022). The dividends received correspond to the associated companies Shanghai RAAS Blood Products Co. Ltd., Bio Darou P.J.S. Co. and Access Biologicals LLC. Additionally, the dividends distributed correspond to BPC Plasma Inc. (see note 11). "Acquisition of assets" includes the acquisition of Haema Plasma Kft for Euros 35,000 thousand that has been effected through the cancellation of a balance receivable that the Group had with Haema GmbH. This balance was transferred to Scranton Plasma B.V. and settled through the cash-pooling financing agreement held by these companies (se note 11). Mr. Victor Grifols Roura, director representing shareholder's during 2023 and who resigned from his position as director in December 2023, received remuneration in 2023 of Euros 965 thousand. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 118

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The composition of the transactions with other related parties for in 2024, 2023 and 2022 is as follows:

			Thousands of Euros		
Related parties	**Concept**	**Reference**	**2024**	**2023**	**2022**
Scranton Enterprises, B.V.	Interest Credits	b)	8,484	7,830	2,093
Scranton Enterprises, B.V.	Finance Agreements: Credits	a)	—	15,000	—
Scranton Plasma B.V.	Interest Cash-pooling	b)	9,833	22,355	10,785
Scranton Plasma BV	Finance Agreements: Cash-pooling	a)	44,937	29,956	80,098
Scranton Plasma BV	Dividends paid/received	c)	(39,510)	(266,406)	—
Scranton Plasma BV	Shares acquisition	d)	(35,000)	—	—
Juve & Camps S.A.	Royalties		—	14	—
Juve & Camps S.A.	Purchases		(83)	(8)	(169)
Probitas Fundación Privada	Management and collaboration contracts	f)	(3,384)	(1,338)	(3,383)
Fundación Privada Victor Grifols Lucas	Management and collaboration contracts	f)	(465)	(407)	(450)
Club Joventut Badalona, S.A.D.	Rendering of services		(300)	(300)	(341)
Centurion Real State, S.A.U	Payments for rights of use	e)	(7,141)	(7,147)	(6,300)
Centurion Real State, S.A.U	Improvement works		—	—	3,464
Jose Antonio Grifols Lucas Foundation	Management and collaboration contracts	f)	(455)	(429)	(398)
Aurea Arrendamientos de Viviendas, S.A.	Payments for rights of use		(46)	(87)	(82)
Qardio INC	Purchases		(152)	(431)	(726)
More on Simplicity S.L.	Rendering of services		(41)	—	—
Marca Grifols, S.L.	Royalties	g)	(187)	—	—
Medicover Försakrings AB Magyarorsz	Rendering of services		(16)	—	—
Endo Operations Limited	Rendering of services		117	—	—
Others	Payments for rights of use		(15)	—	—
			(23,424)	**(201,398)**	**84,591**

(a) Mainly includes the net amounts disbursed under the cash-pooling financing agreement that BPC Plasma, Inc and Haema, GmbH have with Scranton Plasma, BV mentioned above together with an additional amount of Euros 15 million arranged during 2023 under the same conditions as the initial loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) (see note 11) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH (see note 31(a)).

(b) Mainly includes accrued interest corresponding to the loan agreement signed by Scranton Enterprises BV. with the Group on 28 December 2018 for an amount of US Dollars 95,000 thousand (Euros 86,969 thousand) related to the payment of the sale of the shares of BPC Plasma, Inc. and Haema, GmbH. The remuneration is 2%+ EURIBOR and matures on 26 July 2027. Additionally, it also includes the financial income derived from the cash-pooling contract that BPC Plasma, Inc and Haema, GmbH maintain with Scranton Plasma B.V with maturity in 2027 and a remuneration of the Scranton Plasma group interest rate 0.75%+ EURIBOR.

(c) Both in 2024 and 2023, BPC Plasma Inc. distributed to its shareholder Scranton Plasma B.V. a dividend without cash outflow compensating "Loans to related parties"(see note 11). In 2024 the dividend amounted Euros 39,510 thousand, being the dividend distributed in 2023 the result of the previous 4 years for a value of Euros 266,406 thousand. This distribution had an impact against the Group's non-controlling interests reserves (see note 19).

(d) Includes the acquisition by GWWO, as purchaser, and Scranton Plasma B.V., as seller, of Haema Plasma Kft. for Euros 35,000 thousand that has been effected through the execution of a quota transfer agreement on 31 October 2024. The Purchase Price has been paid by GWWO to Scranton Plasma B.V. through the assignment by GWWO to Scranton Plasma B.V. of the Assigned Receivable. Now therefore, the amount of the Plasma Advance Receivable has been reduced in the amount of the Assigned Receivable. In turn and in addition, upon receipt by Scranton Plasma B.V. of the Assigned Receivable, Scranton Plasma B.V., as

119

creditor under the Assigned Receivable against Haema GmbH, as debtor thereunder, has settled its debt position under the cash-pooling financing agreement in the amount of the Assigned Receivable (and hence, the amount outstanding under the cash-pooling arrangement between Haema GmbH, as creditor and Scranton Plasma B.V., as debtor, has been reduced in the amount of the Assigned Receivable) (e) Corresponds to the office buildings of Grifols in Sant Cugat del Vallès. All lease contracts have a maturity date of 1 March 2045. (f) Every year the Group contributes 0.7% of its profits before tax to a non-profit organization. (g) Marca Grifols became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A. which is represented at Grifols' Board of Directors by Mr. Victor Grifols Deu. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. are also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name "Grifols" for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols' consolidated sales. The annual license fee amounted to 7,725 thousand Euros in 2024, and 7,486 thousand Euros in 2023. Given that Marca Grifols became a related party on 23 December 2024, related party transactions in 2024 totaled 187 thousand Euros, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols was a related party. The Group has not extended any advances or loans to the members of the board of directors or key management personnel nor has it assumed any guarantee commitments on their behalf. It has also not assumed any pension or life insurance obligations on behalf of former or current members of the board of directors or key management personnel. In addition, certain Company directors and key management personnel have termination benefit commitments (see note 29). In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC, (ii) a pledge of the shares of Haema and BPC, and (iii) pledges over the assets of BPC. At the moment, Haema and its assets do not secure this financing; however, based on the current terms of the Loan Agreement, it is expected that that during the 2025 financial year, Haema will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement (see note 29). c) Conflicts of interest concerning the directors The Group has no advances or credits or obligations assumed on behalf of members of the Board of Directors or members of the key management staff as guarantees, nor pension and life insurance obligations in respect of former or current members of the Board of Directors or key members of management. In addition, certain managers and key management personnel have severance commitments (see note 29). In July 2024, Scranton entered into a loan agreement with funds controlled or managed by Oaktree (the "Loan Agreement") to refinance the loan that Scranton had initially obtained from banks in 2019. According to the terms of the Loan Agreement, this financing benefits from the following guarantees and security interest: (i) by a guarantee from BPC Plasma, Inc, (ii) a pledge of the shares of Haema GmbH and BPC Plasma, Inc, and (iii) pledges over the assets of BPC Plasma, Inc. Currently, Haema GmbH and its assets do not secure or guarantee this financing; however, based on the current terms of the Loan Agreement, it is expected that Haema GmbH will need to become a guarantor and grant security over its assets as collateral for the Loan Agreement (see note 29). GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 120

(32) Environmental Information and Climate Change The Group carries out operations whose main purpose is to prevent, reduce or minimize the potential impact of its activities on the environment. Grifols' environmental management is based on the concept of circular economy. Priority is given to the efficient use of material resources, water and energy, and waste generation is reduced, taking into account the different stages of the life cycle of products and services. This strategy integrates the transition towards a low-carbon economy which minimizes the impact on climate change Since 2019, Grifols has updated its climate risk map based on its integrated management approach to climate change risks and opportunities, which the company uses to establish whether a material risk or opportunity could have a potential financial impact for the company. This year, Grifols carried out an analysis of climate risks and opportunities taking into account the recommendations of the international scientific community, as well as the general criteria defined by reference frameworks such as the CSRD, analyzing a pessimistic stressed IPCC scenario for physical risks (SSP5-8.5) and another optimistic stressed IEA scenario for transition risks (NZS). In turn, and with a strategic approach, the analysis has also been carried out according to the recommendations of the TCFD and aligned with an average temperature increase of 2ºC (SSP2- RCP-4.5). It has also been estimated the potential financial impacts arising from each of the material risks and opportunities. For a more detailed description of the methodology and results, please see the Consolidated Non Financial Information Statement and Sustainability Information. During this process, 27 potential risks and opportunities arising from climate change were assessed, taking into account the company's entire value chain: suppliers (upstream water), its own operations and infrastructures, and the distribution and use of its products (downstream water). Following this analysis, 12 material risks and opportunities were identified for Grifols, 2 physical risks, 6 transition risks and 4 opportunities. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 121

Typology Risks Description Financial impact Risk management and mitigation Physical (acute) Increased frequency and intensity of heavy rainfall and floods An increase in the frequency and intensity of extreme rainfall and flooding, which could become more frequent in most regions due to global warming. Grifols has facilities in some of these regions. The potential impact of these events would consist of temporary production stoppages, or reduced plasma collection due to site closures. This would mean an increase in operational costs due to the transfer of production to plants not affected by this risk. And a reduction in income due to lower plasma collection at donation centers. In point 2.25 Adaptation to climate change in the Consolidated Non Financial Information Statement 2024, the measures that Grifols takes to mitigate this type of risk can be seen in greater detail. Physical (chronic) Decreased water availability in operations and supply chain Grifols has facilities in areas where, under the simulated scenario, there could be difficulties in accessing water, or a change in water management regulations. These risks could translate into an increase in expenditure associated with obtaining water resources, a reduction in income due to a decrease in production capacity, and investments needed to optimize the water cycle in processes and facilities, from improving the efficiency of consumption to perfecting the purification process and, as far as possible, reuse of the resource. Chapter 4. Water Resources in the Consolidated Non Financial Information Statement 2024 provides more detailed information on the measures Grifols takes to mitigate this type of risk. Transition (political-legal) Need to implement changes in water management in operations Transition (technological) Transition to low-emission technologies Potential need to implement low or neutral emission technologies in the company's processes and facilities to comply with regulation and climate targets. To comply with regulations and climate targets, greater investment is required to reduce direct and indirect emissions, investments associated with the installation of air conditioning technologies, boilers and renewable energy generation aimed at reducing Grifols' emissions and increasing energy efficiency. And an increase in investment to offset the carbon footprint in the event of failure to meet decarbonization targets. Throughout the environmental section of the Consolidated Non Financial Information Statement 2024, and in the Environmental Program, Grifols has defined several actions to reduce emissions and energy efficiency. Exposure to this risk is expected to decrease as Grifols meets the targets set. Transition (Market/ reputational) Non-compliance with greenhouse gas emission reduction targets Risks of non-compliance with the scope 1 and 2 decarbonization targets set by Grifols. Transition (Market/ reputational) Non-compliance of suppliers with the climate targets set by the company Potential non-compliance with emission reduction targets by Grifols' suppliers, which are necessary for the company to meet its own targets (scope 3 of the carbon footprint). Transition (political-legal) Changing regulatory and reputational requirements for emissions reductions Climate change and energy efficiency regulations in some of the regions where Grifols is located are becoming increasingly stringent. Transition (political-legal) Increased costs associated with the corporate carbon footprint Increased costs due to the increase in the price of neutralization credits. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 122

Four climate change-related opportunities have also been identified as material for Grifols. The first two are linked to resource efficiency, while the other two are related to efficient energy management. • Research and development of processes to optimize the efficiency of natural resources and minimize environmental impact. • Eco-design of packaging to maximize recycling rates and minimize the environmental impact of its production. • Improvement of energy efficiency in the organization’s assets and processes. • Increase in the number of renewable energy generation facilities for self-consumption. The investment in environmental assets during the year ended 31 December 2024 is Euros 15,815 thousand (Euros 4,774 thousand in the year ended 31 December 2023 and Euros 8,372 thousand in the year ended 31 December 2022), mainly intended to optimize water consumption, improvements in wastewater treatment, eco-efficiency projects in the use of energy and the replacement of refrigerant gases with others with a lower environmental impact. The expenses incurred by the Group for the protection and improvement of the environment in 2024 amounted to approximately Euros 28,340 thousand (Euros 28,034 thousand in 2023 and Euros 25,787 thousand in 2022). With the procedures currently in place, the Group considers that environmental risks are adequately controlled The Group's strategy is aligned with the objectives of the Paris Agreement and has been considered in the evaluation of the useful lives of assets and in the impairment analysis of non-financial assets. The Group does not anticipate impairment of assets before the established amortization periods. The Group has not received any environmental subsidies during fiscal years 2024, 2023 and 2022. (33) Other Information Audit fees: The fees corresponding to Deloitte Auditores, S.L. or Companies of the same Network invoiced to the Group on 31 December 2024 and 2023 amount to: Thousands of Euros 2024 2023 Audit services 7,619 189 Services required by applicable standards 331 — 7,950 189 Amounts included in the table above, include the total amount of fees related to services incurred during 2024 and 2023, without considering the invoice date. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 123

GRIFOLS, S.A. AND SUBSIDIARIES
Notes to the Consolidated Annual Accounts
(in thousand Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Additionally, other audit firms have invoiced the Group for the following fees for professional services ended 31 December 2024 and 2023, fees for professional services, as detailed below:

	Thousands of Euros	
	2024	**2023**
Audit services	22	5,651
Audit-related	—	1,951
Tax advisory fees	—	4
Other services	—	127
	22	7,733

In the 2024 fiscal year, audit services include limited reviews of interim financial statements, the audit of financial statements under PCAOB, as well as the performance of voluntary audits. Meanwhile, in the 2023 fiscal year, other accounting verification services include limited reviews of interim financial statements, the audit of financial statements under PCAOB, as well as the performance of audits under AICPA.

(34) Subsequent events

Immunotek

As scheduled under the in-force arrangements entered into by Grifols Bio North America LLC ("**GBNA**") and Immunotek GH LLC ("**Immunotek**") (the "**Immunotek Collaboration Agreement**"), with effects 2 January 2025, GBNA purchased a group of 8 plasma collection centres located in the US (the "**Group 3 Centres**") from Immunotek for a total net cash amount of approximately USD 78,888,000.

Furthermore, although pursuant to the Immunotek Collaboration Agreement the acquisition of the Group 4 Centres defined below was foreseen to take place in January 2026, in response to the strategic decision to optimise operational efficiency Immunotek and Grifols signed an amendment to the then in-force existing Immunotek Collaboration Agreement, whereby with effects as of 3 February 2025 GBNA purchased the last remaining 6 US plasma collection centres (the "**Group 4 Centres**") from Immunotek, for a purchase price of approximately US$62,428,000, which payment obligation matures on 2 January 2026 (as foreseen in the original Immunotek Collaboration Agreement). As a result, Grifols has recognised a short-term liability in the 2025 financial year for the amount of the (deferred) purchase price of the Group 4 Centres.

Such deferral of the payment obligation has been documented in a promissory note between Biomat Holdings LLC, as issuer, and Immunotek, as Noteholder, for an amount of US$69,343,084 (the "**Promissory Note**") (which includes management fees of approximately US$ 7 million), maturing on 2 January 2026 and with no interest accrual. The Group 4 Centres act as collateral of the Promissory Note and (following the same guarantee provided by Grifols S.A. under the Immunotek Collaboration Agreement) the Promissory Note is guaranteed by Grifols, S.A.

Now therefore, and following the acquisition of the Group 3 Centres and the Group 4 Centres, Grifols has obtained control of the 14 centres on their acquisition date in 2025 (which had previously been considered within a joint operation) and now fully owns and will manage (from 1 May 2025), through its subsidiary Biomat Holdings LLC, all of the 28 US plasma collection centres developed by Immunotek under the Immunotek Collaboration Agreement. The collaboration with Immunotek has now been terminated (although Immunotek will continue to manage the Group 4 Centres until 30 April 2025 under a transitional services agreement), and GBNA is no longer a party in the joint venture company, Biotek America LLC.

Grifols has applied the requirements for a business combination carried out in stages. However, considering that (i) Grifols' effective participation in the joint operation is null and void and (ii) all of the assets and liabilities related to the joint operation are already recognized in the consolidated financial statements, the difference between the consideration paid and the fair value of the assets and liabilities, which does not differ from their carrying amount, has been recognized as provisional goodwill at the date of acquisition.

124

The aggregate detail of the cost of the business combination and interim goodwill as of the acquisition date is shown below: Thousands of Euros Thousands of US Dollar Consideration 268,457 281,316 Advance payment (133,601) (140,000) Net consideration 134,856 141,316 Step-up of net assets adquired1 — — Goodwill 268,457 281,316 Adjustments from acquisition 2 (23,064) (24,169) Goodwill, net of adjustments 245,393 257,147 1There is no step-up of net of assets since the fair value and the carrying amount do no differ significantly. Additionally, the net assets were previously recognized in the consolidated financial statements as part of the joint operation. 2The adjustments resulting from the acquisition correspond mainly to the elimination of the net balance payable that the silos maintained with Immunotek. The net amount represents the accumulated losses from the silos, which were allocated to Immunotek in accordance with the terms of the contract (see note 10). The resulting goodwill has been allocated to the Biopharma segment and includes the donor database, licenses and workforce. Finally, on 3 February 2025, Immunotek released three out of the five guarantees that Grifols Shared Services North America, Inc. (a subsidiary fully owned and managed by the Grifols Group) had granted to Immunotek in June 2023 for lease contracts related to certain Immunotek plasma collection centres not affected by the collaboration under Biotek America LLC. The remaining two guarantees, with an amount totalling approximately US$20 million, are still in force and are expected to remain in force for as long as the lease agreements remain in force, and which balance is being reduced as and when the underlying lease term is reduced. Muticurrency Revolving Credit Facility (RCF) On February 21, further commitments from banks amounting to USD 74.5 million were signed, increasing the Multicurrency Revolving Credit Facility (RCF) to USD 1,353 million until November 2025, and from that date onwards, to USD 938 million until its maturity in May 2027. The upsize in the extended RCF tranche is expected to become effective on or around 27 February 2025. GRIFOLS, S.A. AND SUBSIDIARIES Notes to the Consolidated Annual Accounts (in thousand Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 125

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Diagnostic Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Development and manufacture of diagnostic equipment, instruments and reagents.	— %	55.000 %	— %	66.790 %	— %	66.790 %
Instituto Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Industrial	Plasma fractioning and the manufacture of haemoderivative pharmaceutical products.	99.998 %	0.002 %	99.998 %	0.002 %	99.998 %	0.002 %
Laboratorios Grifols, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1989	Industrial	Production of glass- and plastic-packaged parenteral solutions, parenteral and enteral nutrition products and blood extraction equipment and bags.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Biomat, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1991	Industrial	Analysis and certification of the quality of plasma used by Instituto Grifols, S.A. It also provides transfusion centres with plasma virus inactivation services (I.P.T.H).	99.900 %	0.100 %	99.900 %	0.100 %	99.900 %	0.100 %
Grifols Engineering, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	2000	Industrial	Design and development of the Group's manufacturing installations and part of the equipment and machinery used at these premises. The company also renders engineering services to external companies.	99.950 %	0.050 %	99.950 %	0.050 %	99.950 %	0.050 %
Biomat USA, Inc.	2410 Lillyvale Avenue Los Angeles (California) United States	2002	Industrial	Procuring human plasma.	— %	78.750 %	— %	77.500 %	— %	76.250 %
Grifols Biologicals, LLC.	5555 Valley Boulevard Los Angeles (California) United States	2003	Industrial	Plasma fractioning and the production of haemoderivatives.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Australia Pty Ltd.	Unit 5/80 Fairbank Clayton South Victoria 3149 Australia	2009	Industrial	Distribution of pharmaceutical products and the development and manufacture of reagents for diagnostics.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Medion Grifols Diagnostic AG	Bonnstrasse,9 3186 Düdingen Switzerland	2009	Industrial	Development and manufacturing activities in the area of biotechnology and diagnostics.	— %	55.000 %	— %	66.790 %	— %	66.790 %

126

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Grifols Therapeutics, LLC.	4101 Research Commons (Principal Address), 79 T.W. Alexander Drive, Research Triangle Park, North Carolina 277709, United States	2011	Industrial	Plasma fractioning and the production of haemoderivatives.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Worldwide Operations Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2012	Industrial	Packaging, labelling, storage, distribution, manufacture and development of pharmaceutical products and rendering of financial services to Group companies.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Progenika Biopharma, S.A.	Parque Tecnológico de Vizcaya, Edificio 504 48160 Derio (Vizcaya) Spain	2013	Industrial	Development, production and commercialisation of biotechnological solutions.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
Grifols Diagnostics Solutions, Inc.	4560 Horton Street 94608 Emeryville, California United States	2013	Industrial	Manufacture and sale of blood testing products	— %	55.000 %	11.790 %	55.000 %	11.790 %	55.000 %
Grifols Worldwide Operations USA Inc.	13111 Temple Avenue, City of Industry, California 91746-1510 United States	2014	Industrial	Manufacture, warehousing, and logistical support for biological products.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Asia Pacific Pte, Ltd	501 Orchard Road nº20-01 238880 Wheelock Place, Singapore	2003	Commercial	Distribution and sale of medical and pharmaceutical products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Movaco, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1987	Commercial	Distribution and sale of reagents, chemical products and other pharmaceutical specialities, and of medical and surgical materials, equipment and instruments for use by laboratories and health centres.	99.999%	0.001%	99.999%	0.001%	99.999%	0.001%
Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda.	Rua de Sao Sebastiao,2 Zona Industrial Cabra Figa 2635-448 Rio de Mouro Portugal	1988	Commercial	Import, export and commercialisation of pharmaceutical and hospital equipment and products, particularly Grifols products.	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %

127

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Grifols Chile, S.A.	Avda. Americo Vespucio, 2242 Comuna de Conchali Santiago de Chile Chile	1990	Commercial	Development of pharmaceutical businesses, which can involve the import, production, commercialisation and export of related products.	99.000 %	1.000 %	99.000 %	1.000 %	99.000 %	1.000 %
Grifols USA, LLC.	2410 Lillyvale Avenue Los Angeles (California) United States	1990	Commercial	Distribution and marketing of company products.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Argentina, S.A.	Bartolomé Mitre 3690/3790, CPB1605BUT Munro Partido de Vicente Lopez Argentina	1991	Commercial	Clinical and biological research. Preparation of reagents and therapeutic and diet products. Manufacture and commercialisation of other pharmaceutical specialities.	95.010 %	4.990 %	95.010 %	4.990 %	95.010 %	4.990 %
Grifols s.r.o.	Calle Zitna,2 Prague Czech Republic	1992	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products, including human plasma.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols (Thailand) Ltd	191 Silom Complex Building, 21st Follor, Silom Road, Silom, Bangrak 10500 Bangkok Thailand	2003	Commercial	Import, export and distribution of pharmaceutical products.	— %	48.000 %	— %	48.000 %	— %	48.000 %
Grifols Malaysia Sdn Bhd	Level 18, The Gardens North Tower, Mid Valley City, Lingkaran Syed Putra 59200 Kuala Lumpur Malaysia	2003	Commercial	Distribution and sale of pharmaceutical products.	— %	100.000 %	— %	49.000 %	— %	49.000 %
Grifols International, S.A.	Polígono Levante Calle Can Guasch, s/n 08150 Parets del Vallès (Barcelona) Spain	1997	Commercial	Coordination of the marketing, sales and logistics for all the Group's subsidiaries operating in other countries.	99.998 %	0.002 %	99.998 %	0.002 %	99.998 %	0.002 %
Grifols Italia S.p.A	Via Carducci, 62d 56010 Ghezzano Pisa, Italy	1997	Commercial	Purchase, sale and distribution of chemical-pharmaceutical products.	100.000 %	— %	100.000 %	— %	100.000 %	— %

128

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Grifols UK Ltd.	Gregory Rowcliffe & Milners, 1 Bedford Row, London WC1R 4BZ United Kingdom	1997	Commercial	Distribution and sale of therapeutic and other pharmaceutical products, especially haemoderivatives.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Brasil, Lda.	Rua Umuarama, 263 Condominio Portal da Serra Vila Perneta CEP 83.325-000 Pinhais Paraná, Brazil	1998	Commercial	Import and export, preparation, distribution and sale of pharmaceutical and chemical products for laboratory and hospital use, and medical-surgical equipment and instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols France, S.A.R.L.	Arteparc, Rue de la Belle du Canet, Bât. D, Route de la Côte d'Azur, 13590 Meyreuil France	1999	Commercial	Commercialisation of chemical and healthcare products.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
Grifols Polska Sp.z.o.o.	Grzybowska 87 street00-844 Warsaw, Poland	2003	Commercial	Distribution and sale of pharmaceutical, cosmetic and other products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols México, S.A. de C.V.	Calle Eugenio Cuzin, nº 909-913 Parque Industrial Belenes Norte 45150 Zapopán Jalisco, Mexico	1993	Commercial	Production, manufacture, adaptation, conditioning, sale and purchase, commissioning, representation and consignment of all kinds of pharmaceutical products and the acquisition of machinery, equipment, raw materials, tools, movable goods and property for the aforementioned purposes.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Nordic, AB	Sveavägen 166 11346 Stockholm Sweden	2010	Commercial	Research and development, production and marketing of pharmaceutical products, medical devices and any other asset deriving from the aforementioned activities.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Colombia, Ltda	Carrera 7 No. 71 52 Torre B piso 9 Bogotá. D.C. Colombia	2010	Commercial	Sale, commercialisation and distribution of medicines, pharmaceutical (including but not limited to haemoderivatives) and hospital products, medical devices, biomedical equipment, laboratory instruments and reagents for diagnosis and/or healthcare software.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %

129

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares		31/12/2023 % shares		31/12/2022 % shares	
					Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Deutschland GmbH	Lyoner Strasse 15, D-60528 Frankfurt am Main Germany	2011	Commercial	Procurement of the official permits and necessary approval for the production, commercialisation and distribution of products deriving from blood plasma, as well as the import, export, distribution and sale of reagents and chemical and pharmaceutical products, especially for laboratories and health centres and surgical and medical equipment and instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Canada, Ltd.	5060 Spectrum Way, Suite 405 (Principal Address) Mississauga, Ontario L4W 5N5 Canada	2011	Commercial	Distribution and sale of biotechnological products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Pharmaceutical Technology (Shanghai) Co., Ltd.	Unit 901-902, Tower 2, No. 1539, West Nanjing Rd., Jing'an District, Shanghai 200040 China	2013	Commercial	Pharmaceutical consultancy services (except for diagnosis), technical and logistical consultancy services, business management and marketing consultancy services.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols (H.K.), Limited	Units 1505-7 BerKshire House, 25 Westlands Road Hong Kong	2014	Commercial	Distribution and sale of diagnostic products.	— %	55.000 %	— %	66.790 %	— %	66.790 %
Grifols Japan K.K.	Hilton Plaza West Office Tower, 19th floor. 2-2, Umeda 2-chome, Kita-ku Osaka-shi Japan	2014	Commercial	Research, development, import and export and commercialisation of pharmaceutical products, devices and diagnostic instruments.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols India Healthcare Private Ltd	Regus Business Centre Pvt.Ltd.,Level15,Dev Corpora, Plot No.463,Nr. Khajana East.Exp.Highway,Thane (W), Mumbai - 400604, Maharashtra India	2014	Commercial	Distribution and sale of pharmaceutical products.	99.984 %	0.016 %	99.984 %	0.016 %	99.984 %	0.016 %

130

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2024		31/12/2023		31/12/2022	
	Registered				% shares		% shares		% shares	
Name	Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Diagnostics Equipment Taiwan Limited	8F., No.367, Fuxing N. RD., Songshang Dist., Taipei City 10543, Taiwan	2016	Commercial	Distribution and sale of diagnostic products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Viajes, S.A.	Can Guasch, 2 08150 Parets del Vallès Barcelona, Spain	1995	Services	Travel agency exclusively serving Group companies.	99.900 %	0.100 %	99.900 %	0.100 %	99.900 %	0.100 %
Squadron Reinsurance Designated Activity Company	The Metropolitan Building, 3rd Fl. James Joyce Street, Dublin Ireland	2003	Services	Reinsurance of Group companies' insurance policies.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Shared Services North America, Inc.	2410 Lillivale Avenue 90032 Los Angeles, California United States	2011	Services	Support services for the collection, manufacture, sale and distribution of plasma derivatives and related products.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Gripdan Invest, S.L (merged with Grifols S.A.)	Avenida Diagonal 477 Barcelona, Spain	2015	Services	Rental of industrial buildings	— %	— %	— %	— %	100.000 %	— %
Araclon Biotech, S.L.	Paseo de Sagasta, 17 2º izqda. Zaragoza, Spain	2012	Research	Creation and commercialisation of a blood diagnosis kit for the detection of Alzheimer's and development of effective immunotherapy (vaccine) against this disease.	— %	75.880 %	— %	75.880 %	— %	75.880 %
Grifols Innovation and New Technologies Limited	Grange Castle Business Park, Grange Castle , Clondalkin, Dublin 22, Ireland	2016	Research	Biotechnology research and development	— %	100.000 %	— %	100.000 %	— %	100.000 %
Kiro Grifols S.L	Polígono Bainuetxe, 5, 2º planta, Aretxabaleta, Guipúzcoa Spain	2014	Research	Development of machines and equipment to automate and control key points of hospital processes, and hospital pharmacy processes.	99.700 %	0.300 %	99.700 %	0.300 %	99.700 %	0.300 %
Chiquito Acquisition Corp. (merged with Grifols Bio Supplis Inc.)	2711 Centerville Road Suite 400, Wilmington, Delaware, New Castle County, United States	2017	Corporate	Engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware, as amended from time to time (the "DGCL").	— %	— %	— %	— %	— %	100.000 %

131

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Aigües Minerals de Vilajuiga, S.A.	Carrer Sant Sebastià, 2, 17493 Vilajuïga, Girona, Spain	2017	2 0 1 7 Industrial	Collection and use of mineral-medicinal waters and obtaining of all necessary administrative concessions for the optimum and widest use of these.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
Goetech LLC (D/B/A Medkeeper)	7600 Grandview Avenue, Suite 210, Arvada, CO 8 0002, United States	2018	Industrial	Development and distribution of web and mobile-based platforms for hospital pharmacies	— %	— %	— %	— %	— %	100.000 %
Grifols Bio Supplies Inc. (before Interstate Blood Bank, Inc.)	5700 Pleasantville Road Memphis, Tennessee United States	2016	Industrial	Procurement of human plasma.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Haema, GmbH (formerly Haema, AG)	LandsteinerstraBe 1, 041 03 Leipzig - Germany	2018	Industrial	Procurement of human plasma.	— %	— %	— %	— %	— %	— %
BPC Plasma, Inc (formerly Biotest Pharma Corp)	901 Yamato Rd., Suite 101, Boca Raton FL 33431 - United States	2018	Industrial	Procurement of human plasma.	— %	— %	— %	— %	— %	— %
Haema Plasma Kft.	Bajcsy-Zsilinszky út 12., 1051 Budapest (Hungría)	2021	Industrial	Procurement of human plasma.	— %	100.000 %	— %	— %	— %	— %
Alkahest, Inc.	3500 South DuPont Hwy, Dover, County of Kent United States	2015	Research	Development of novel plasma-based products for the treatment of cognitive decline in aging and disorders of the central nervous system (CNS).	— %	100.000 %	— %	100.000 %	— %	100.000 %
Plasmavita Healthcare GmbH	Colmarer Strasse 22, 60528 Frankfurt am Main - Germany	2018	Industrial	Procurement of human plasma.	— %	50.000 %	— %	50.000 %	— %	50.000 %
Plasmavita Healthcare II GmbH	Garnisongasse 4/12, 1090 Vienna, Austria	2019	Industrial	Procurement of human plasma.	— %	50.000 %	— %	50.000 %	— %	50.000 %
Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics; Inc)	2911 Avenue Marie Curie, Arrondissement de Saint-Laurent, Quebec Canada	2020	Industrial	Conducting business in Pharmceuticals and Medicines Industry	0.020 %	99.980 %	0.020 %	99.980 %	0.020 %	99.980 %
Grifols Laboratory Solutions, Inc	Corporation Trust Center, 1209, Orange Street, Wilmington, New Castle Country, Delaware, 19801 United States	2020	Services	Engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware	— %	100.000 %	— %	100.000 %	— %	100.000 %

132

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Grifols Korea Co., Ltd.	302 Teheran-ro, Gangnam-gu, Seoul (Yeoksam-dong) Korea	2020	Commercial	Import, export of diagnostic in vitro products and solutions.	100.000 %	— %	100.000 %	— %	100.000 %	— %
Grifols Middle East & Africa LLC	Office No. 534, 5th floor, NamaaBuilding No.155, Ramses Extension Street, Al Hay Al Sades, Nasr City, Cairo Egypt	2021	Services	Providing consultation (except for those stipulated in Article 27 of the Capital Market Law and its executive regulations) and carry out those commercial activities that are permitted by the law.	99.990 %	0.010 %	99.990 %	0.010 %	99.990 %	0.010 %
GigaGen Inc.	407 Cabot Road South San Francisco, CA 94080, United States	2017	Industrial	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Pyrenees Research Center, S.L.	C/ Prat de la Creu, 68-76, Planta 3ª, Edifici Administratiu del Comú d'Andorra la Vella Andorra	2021	Industrial	Constitution, development and management of operations of a research and development center in all areas of immnology, dedicated to find possible solutions for therapeutic applications.	— %	100.000 %	— %	80.000 %	— %	80.000 %
Grifols Bio North America LLC	251 Little Falls Drive, Wilmington, New Castle County, 19808, Delaware United States	2021	Industrial	Engage in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Biomat Holdings LLC	2410 Grifols Way, Los Angeles, California, 90032, United States.	2023	Services	Administration and financing services to Immunotek donor centers.	— %	100.000 %	— %	100.000 %	— %	— %
Biomat Holdco, LLC.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Biomat Newco, Corp.	251 Little Falls Drive, Wilmington, New Castle County, Delaware, 19808 United States	2021	Services	Engage in any lawful act or activity for which corporations may be organized under General Corporation Law of Delaware.	— %	90.000 %	— %	88.600 %	— %	87.100 %

133

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2024		31/12/2023		31/12/2022	
	Registered				% shares		% shares		% shares	
Name	Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Escrow Issuer, S.A. (merged with Grifols, S.A.)	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona Spain	2021	Services	Administration, management and control services for companies and businesses, as well as investment in property, as well as providing advisory services of any investee entities or group companies.	— %	— %	— %	— %	100.000 %	— %
Grifols Canada Plasma, Inc. (formerly Prometic Plasma Resources, Inc.)	531 Boul. Des Prairies, Building 15 Laval, Quebec H7V 1B7 Canada	2021	Industrial	Procurement of human plasma.	— %	100.000 %	— %	100.000 %	— %	100.000 %
Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.)	2911 av. Marie-Curie, Montreal, Quebec, H4S0B7, Canada	2023	Services	Administration, operating management and control services of plasma recollecting centers, directly or indirectly, through its affiliates.	— %	100.000 %	— %	100.000 %	— %	— %
Access Biologicals, LLC (merged with Grifols Bio Supplies, Inc.)	955, Park Center Drive, Vista, CA 92801, United States	2017	Industrial	Manufacture of biological products such as specific serum and plasma reagents that are used by biotechnological and biopharmaceutical companies for in-vitro diagnosis, cell culture and research and development in the field of diagnostics.	— %	— %	— %	— %	— %	100.000 %
Access Biologicals IC-DISC, Inc. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	— %	— %	— %	— %	— %	100.000 %
Access Cell Culture, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	— %	— %	— %	— %	— %	100.000 %
Access Plasma, LLC. (merged with Grifols Bio Supplies, Inc.)	995 Park Center Dr, Vista, CA 92081, United States	2017	Industrial	Manufacture of biological products, including specific sera and plasma-derived reagents, which are used by biotechnology and biopharmaceutical companies for in-vitro diagnostics, cell culture, and research and development in the diagnostic field.	— %	— %	— %	— %	— %	100.000 %

134

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2024		31/12/2023		31/12/2022	
	Registered				% shares		% shares		% shares	
Name	Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Albimmune, S.L.	Parque Empresarial Can Sant Joan, Avda de la Generalitat, 152-156, Sant Cugat del Vallès, 08174, Barcelona España	2022	Research	The purpose of the company is the research, development and exploitation of a project on the application of the use of albumin as a medicine	— %	51.000 %	— %	51.000 %	— %	51.000 %
Biotest, AG	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Development, manufacture and distribution of biological, chemical, pharmaceutical, human and veterinary medical, cosmetic and dietary products as well as containers, devices, machines and accessories for medical, pharmaceutical and analytical purposes, as well as research in these fields. Furthermore the activity (especially research development, production and distribution) in the field of plant protection and plant breeding, the field of testing and purification of soil, water and air and in the field of products, materials and techniques used in space.	24.700 %	45.480 %	24.700 %	45.480 %	24.700 %	45.480 %
Biotest Austria, GmbH	Einsiedlergasse 58, A-1050, Vienna, Austria	2022	Industrial	Distribution of pharmaceutical products.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest Italia, S.R.L. (merged with Grifols Italia S.p.A)	Via Leonardo da Vinci 43, I-20090 Trezzano sul Naviglio MI, Italy	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	100.000 %	— %	— %	70.180 %
Biotest (UK) Ltd. (merged with Grifols UK, Ltd.)	17 High Street, B31 2UQ Longbridge Birmingham, United Kingdom	2022	Industrial	Distribution of pharmaceutical products.	— %	100.000 %	— %	100.000 %	— %	70.180 %
Biotest (Schweiz) AG	Schützenstrasse 17, CH-5102 Rupperswil, Switzerland	2022	Industrial	Distribution of pharmaceutical products.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest Hungaria Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest Farmacêutica LTDA (merged with Grifols Brasil Ltda.)	Rua José Ramos Guimarães, 49 A Centro, 12955-000, Bom Jesus dos Perdões – SP, Brasil	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	100.000 %	— %	— %	70.180 %

135

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Name	Registered Office	Acquisition / Incorporation date	Activity	Statutory Activity	31/12/2024 % shares Direct	31/12/2024 % shares Indirect	31/12/2023 % shares Direct	31/12/2023 % shares Indirect	31/12/2022 % shares Direct	31/12/2022 % shares Indirect
Fully Consolidated Companies										
Biotest Hellas M.E.P.E.	45 Michalakopoulou Str., 11528 Athens, Greece	2022	Research	Research and development of solutions in the Biopharma area.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest France SAS (merged with Grifols France S.A.R.L.)	45/47 rue d'Hauteville, 75010 Paris, France	2022	Services	The purpose of the company is to act as an agent and support the group companies.	— %	— %	100.000 %	— %	— %	70.180 %
Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi	Nishstanbul, Cobançesme Mahallesi, 34197 Bahçeliever, Istanbul, Turkey	2022	Research	Research and development of solutions in the Biopharma area.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest Medical, S.L.U. (merged with Grifols Movaco, S.A.)	C/ Frederic Mompou, nº 5, 6º 3ª A, 08960 Sant Just Desvern, Barcelona, Spain	2022	Industrial	Distribution of pharmaceutical products.	— %	— %	100.000 %	— %	— %	70.180 %
Biotest Pharma, GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Carry out the development and production activities in the Biopharma area.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Biotest Lux S.à.r.l.	17, Boulevard F.W. Raiffeisen L-2411 Luxembourg	2023	Services	Providing financing and centralisation of services for Biotest companies.	— %	70.180 %	— %	70.180 %	— %	— %
BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	#REF!	#REF!	#REF!	#REF!	#REF!	#REF!
Biotest Grundstücksverwaltungs GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Services	Management of own assets.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Plasma Service Europe GmbH	Landsteinerstr. 5, D-63303 Dreieich, Germany	2022	Industrial	Procurement of human plasma.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Cara Plasma s.r.o.	Jungmannova 745/24 - Nové Město, 110 00 Praha 1 , Czech Republic	2022	Industrial	Procurement of human plasma.	— %	70.180 %	— %	70.180 %	— %	70.180 %
Plazmaszolgálat Kft	Torbágy utca 15/ A, Törökbálint 2045, Hungary	2022	Industrial	Procurement of human plasma.	— %	70.180 %	— %	70.180 %	— %	70.180 %

136

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2024		31/12/2023		31/12/2022	
	Registered				% shares		% shares		% shares	
Name	Office	Acquisition / Incorporation date	Activity	Statutory Activity	Direct	Indirect	Direct	Indirect	Direct	Indirect
Fully Consolidated Companies										
Grifols Biotest Holdings GmbH	Colmarer Str. 22, 60528 Frankfurt am Main, Germany	2022	Services	Management of own assets as well as the acquisition, sale, holding and management of shares in other companies in Germany and abroad in the company's own name and on its own account (not third parties), in particular in Biotest AG with registered offices in Dreiech.	100.000 %	— %	100.000 %	— %	100.000 %	— %
AlbaJuna Therapeutics, S.L	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona, Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	— %	100.000 %	— %	100.000 %	— %	49.000 %

This appendix is part of note 2 from the consolidated annual accounts.

137

APPENDIX I

GRIFOLS, S.A. AND SUBSIDIARIES

Information on Group Companies, Associates and others for the years ended 31 December 2024, 2023 and 2022

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

					31/12/2024		31/12/2023		31/12/2022	
					% shares		% shares		% shares	
Name	**Registered Office**	**Acquisition / Incorporation date**	**Activity**	**Statutory Activity**	**Direct**	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Equity-accounted investees and others										
Mecwins, S.L. (no longer associated)	Avenida Fernandos Casas Novoa, 37 Santiago de Compostela, Spain	2013	Research	Research and production of nanotechnological, biotechnological and chemical solutions.	— %	— %	— %	24.590 %	— %	24.590 %
Albajuna Therapeutics, S.L (becomes part of the group)	Hospital Germans Trias i Pujol, carretera de Canyet, s/n, Badalona Spain	2016	Research	Development and manufacture of therapeutic antibodies against HIV.	— %	— %	— %	— %	— %	49.000 %
Medcom Advance, S.A (dissolved)	Av. Roma, 35 Entresuelo 1, 08018 Barcelona; Spain	2019	Research	Research and development of nanotechnological solutions.	— %	— %	— %	45.000 %	— %	45.000 %
Shanghai RAAS Blood Products Co. Ltd. (no longer associated)	2009 Wangyuan Road, Fengxian District, Shanghai	2020	Industrial	Introducing advanced and applicable technologies, instruments and scientific management systems for manufacturing and diagnosis of blood products, in order to raise the production capacity and enhance quality standards of blood products to the international level.	— %	— %	26.200 %	— %	26.580 %	— %
Grifols Egypt for Plasma Derivatives (S.A.E.)	Tolip El Narges Hotel, Teseen Streett, Fifth Settlement, Cairo Egypt	2021	Industrial	Establish and operate a plasma fractionation plant, regardless of whether the plasma is collected locally or imported, as well as its filling and packaging.	49.000 %	— %	49.000 %	— %	49.000 %	— %
Biotek America LLC ("ITK JV")	1430 East Southlake Blvd Suite 200 Southlake TX 76092 Estados Unidos	2021	Industrial	Build and manage until the opening of donor plasma centers in the United States.	— %	75.000 %	— %	75.000 %	— %	75.000 %
BioDarou PLC	Sarparast St., Italia St. Felestin Ave, 1416653163 Tehran, Iran	2022	Industrial	Procurement of human plasma.	0	0.34388	0	0.34388	0	0.34388

This appendix is part of note 2 from the consolidated annual accounts.

138

APPENDIX II

GRIFOLS, S.A.AND SUBSIDIARIES

Operating Segments for the years ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Biopharma			Diagnostic			Bio Supplies			Others			Intersegments			Consolidated		
	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)	2024	2023(*)	2022(*)
Revenues from external customers	6,142,588	5,558,301	5,005,382	644,898	670,269	671,292	215,664	159,957	146,076	209,232	203,450	250,165	—	—	(8,948)	7,212,382	6,591,977	6,063,967
Total operating income	**6,142,588**	**5,558,301**	**5,005,382**	**644,898**	**670,269**	**671,292**	**215,664**	**159,957**	**146,076**	**209,232**	**203,450**	**250,165**	—	—	**(8,948)**	**7,212,382**	**6,591,977**	**6,063,967**
Profit/(Loss) for the segment	**1,271,194**	**886,978**	**768,095**	**108,829**	**111,694**	**129,968**	**47,793**	**43,563**	**114,397**	**39,435**	**6,632**	**(46,809)**	—	**6,979**	**35,419**	**1,467,251**	**1,055,846**	**1,001,070**
Unallocated expenses																(275,236)	(273,529)	(218,634)
Operating profit/(loss)																**1,192,015**	**782,317**	**782,436**
Finance result																**(748,019)**	**(574,374)**	**(442,941)**
Share of profit/(loss) of equity accounted investee	—	—	—	—	—	—	—	—	—	—	(922)	(1,482)	—	—	—	—	(922)	(1,482)
Income tax expense																(231,190)	(43,349)	(90,111)
Profit for the year after tax																**212,806**	**163,672**	**247,902**
Segment assets	**14,232,889**	**13,419,636**	**13,464,608**	**3,754,840**	**3,528,861**	**3,681,632**	**348,789**	**380,012**	**341,876**	**889,606**	**1,840,949**	**766,139**	—	—	**(6,997)**	**19,226,124**	**19,169,458**	**18,247,258**
Equity-accounted investments	68,996	57,529	41,162	—	—	—	—	—	—	—	364,234	1,456,797	—	—	—	68,996	421,763	1,497,959
Unallocated assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	2,110,121	1,400,882	1,484,367
Total assets																**21,405,241**	**20,992,103**	**21,229,584**
Segment liabilities	**2,323,789**	**2,459,786**	**2,494,213**	**522,822**	**466,953**	**425,693**	**81,813**	**79,678**	**43,264**	**514,414**	**97,840**	**222,565**	—	—	—	**3,442,838**	**3,104,257**	**3,185,735**
Unallocated liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	9,355,378	10,374,151	10,067,720
Total liabilities																**12,798,216**	**13,478,408**	**13,253,455**
Other information:																		
Allocated amortisation and depreciation	327,743	333,103	297,272	64,522	65,817	64,682	9,305	9,280	5,759	15,696	16,162	20,367	—	—	—	**417,266**	**424,362**	**388,080**
Unallocated amortisation and depreciation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	**20,630**	**22,060**	**22,900**
Allocated expenses that do not require cash payments	(5,143)	30,198	(71,964)	4,613	6,995	13,639	105	136	120	(8,208)	(789)	(206)	—	—	—	**(8,633)**	**36,540**	**(58,411)**
Unallocated expenses that do not require cash payments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	**(4,310)**	**548**	**(10,770)**
Allocated additions for the year of property, plant & equipment, intangible assets and rights of use	373,380	359,442	507,457	54,575	29,107	49,890	2,128	9,066	98	7,619	3,884	30,192	—	—	—	**437,702**	**401,499**	**587,637**
Unallocated additions for the year of property, plant & equipment, intangible assets and rights of use	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	**40,488**	**48,618**	**59,866**

(*) Restated figures (Note 2.d)

This appendix forms an integral part of note 5 to the consolidated annual accounts.

139

Net Revenue 423,080 362,877 320,631 — 1,118,258 893,050 711,579 — 4,087,030 3,898,961 3,855,607 — 1,584,014 1,437,089 1,176,150 — 7,212,382 6,591,977 6,063,967 Assets by geographical area 1,635,463 1,190,606 1,156,068 — 7,584,295 7,055,181 6,600,264 —11,789,971 10,966,924 11,713,893 — 395,512 1,779,392 1,759,359 —21,405,241 20,992,103 21,229,584 Other information: Additions for the year of property, plant & equipment, intangible assets and rights of use 56,796 53,216 60,503 155,534 170,763 107,030 255,575 214,227 467,819 — 10,285 11,911 12,151 478,190 450,117 647,503 (*) Restated figures (Note 2.d) This appendix forms an integral part of note 5 to the consolidated annual accounts. Spain Rest of European Union USA + Canada Rest of World Consolidated 2,024 2023(*) 2022(*) 2,024 2023(*) 2022(*) 2,024 2023(*) 2022(*) 2,024 2023(*) 2022(*) 2,024 2023(*) 2022(*) APPENDIX II GRIFOLS, S.A.AND SUBSIDIARIES Operating Segments for the years ended 31 December 2024, 2023 and 2022 (expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 140

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2023	Additions	Transfers	Disposals	Translation differences	**Balance at 31/12/2024**
Development costs	1,853,483	102,092	—	(2,472)	49,866	2,002,969
Concessions, patents, licenses brands & similar	284,736	1,288	1,852	(814)	15,911	302,973
Computer software	359,837	25,915	4,883	(1,755)	12,432	401,312
Currently marketed products	1,389,248	—	—	—	74,095	1,463,343
Other intangible assets	117,172	9,534	(1,521)	(3,012)	4,953	127,126
Total cost of intangible assets	4,004,476	138,829	5,214	(8,053)	157,257	4,297,723
Accum. amort. of development costs	(228,832)	(32,582)	—	2,472	(7,449)	(266,391)
Accum. amort of concessions, patents, licences, br.	(91,496)	(16,154)	—	815	(4,529)	(111,364)
Accum. amort. of cumputer software	(251,438)	(34,455)	—	467	(8,713)	(294,139)
Accum. amort. of currently marketed products	(499,347)	(49,262)	—	—	(31,454)	(580,063)
Accum. amort. of other intangible assets	(100,108)	(1,225)	—	—	(5,450)	(106,783)
Total accum. amort intangible assets	(1,171,221)	(133,678)	—	3,754	(57,595)	(1,358,740)
Impairment of other intangible assets	(1,059)	(10,113)	(1,794)	140	(25)	(12,851)
Carrying amount of intangible assets	**2,832,196**	**(4,962)**	**3,420**	**(4,159)**	**99,637**	**2,926,132**

This appendix forms an integral part of Note 7 to the consolidated annual accounts.

141

APPENDIX III

GRIFOLS, S.A. AND SUBSIDIARIES

Changes in Other Intangible Assets for the year ended 31 December 2024, 2023 and 2022

(expressed in thousands of Euros)

(Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

	Balance at 31/12/2022	Additions	Transfers	Disposals	Translation differences	**Balance at 31/12/2023**
Development costs	1,822,085	58,573	—	—	(27,175)	1,853,483
Concessions, patents, licenses brands & similar	292,158	2,747	(344)	(1,478)	(8,347)	284,736
Computer software	340,991	22,174	3,684	(117)	(6,895)	359,837
Currently marketed products	1,431,174	—	—	—	(41,926)	1,389,248
Other intangible assets	117,485	2,388	(157)	(678)	(1,866)	117,172
Total cost of intangible assets	4,003,893	85,882	3,183	(2,273)	(86,209)	4,004,476
Accum. amort. of development costs	(199,444)	(32,694)	—	—	3,306	(228,832)
Accum. amort of concessions, patents, licences, br.	(77,331)	(16,274)	363	192	1,554	(91,496)
Accum. amort. of cumputer software	(220,305)	(34,366)	(1,294)	104	4,423	(251,438)
Accum. amort. of currently marketed products	(464,094)	(51,484)	—	—	16,231	(499,347)
Accum. amort. of other intangible assets	(91,489)	(12,391)	—	678	3,094	(100,108)
Total accum. amort intangible assets	(1,052,663)	(147,209)	(931)	974	28,608	(1,171,221)
Impairment of other intangible assets	(2,083)	(421)	—	1,438	7	(1,059)
Carrying amount of intangible assets	**2,949,147**	**(61,748)**	**2,252**	**139**	**(57,594)**	**2,832,196**

This appendix forms an integral part of Nota 7 to the consolidated annual accounts.

142

Land and buildings 1,216,059 71,698 505 (21,369) 58,094 1,324,987 Machinery 7,693 854 (120) (167) 365 8,625 Computer equipment 4,221 852 — (745) 199 4,527 Vehicles 22,216 5,646 — (3,100) 555 25,317 Total cost of rights of use 1,250,189 79,050 385 (25,381) 59,213 1,363,456 Accum. depr. of land and buildings (282,755) (74,929) (505) 5,206 (15,387) (368,370) Accum. depr. of machinery (3,975) (1,522) 120 164 (239) (5,452) Accum. depr. of computer equipment (3,457) (559) — 710 (189) (3,495) Accum. depr. of vehicles (14,762) (5,106) — 2,498 (465) (17,835) Total accum. Depr. of rights of use (304,949) (82,116) (385) 8,578 (16,280) (395,152) Carrying amount of rights of use 945,240 (3,066) — (16,803) 42,933 968,304 This appendix forms an integral part of Note 8 to the consolidated annual accounts. Balance at 31/12/2023 Additions Transfers Disposals Translation differences Balance at 31/12/2024 APPENDIX IV GRIFOLS, S.A.AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2024 (expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 143

Balance at 31/12/2022 (*) Additions Transfers Disposals Translation differences Balance at 31/12/2023 (*) Land and buildings 1,198,363 94,699 (1,957) (41,103) (33,943) 1,216,059 Machinery 6,664 2,871 (1,008) (658) (176) 7,693 Computer equipment 6,819 597 (2,484) (604) (107) 4,221 Vehicles 20,958 4,737 (79) (3,191) (209) 22,216 Total cost of rights of use 1,232,804 102,904 (5,528) (45,556) (34,435) 1,250,189 Accum. depr. of land and buildings (229,605) (71,157) 1,957 8,830 7,220 (282,755) Accum. depr. of machinery (3,647) (1,507) 523 590 66 (3,975) Accum. depr. of computer equipment (5,793) (860) 2,516 580 100 (3,457) Accum. depr. of vehicles (12,499) (5,019) 45 2,506 205 (14,762) Total accum. Depr. of rights of use (251,544) (78,543) 5,041 12,506 7,591 (304,949) Carrying amount of rights of use 981,260 24,361 (487) (33,050) (26,844) 945,240 (*) Restated figures (Note 2.d) This appendix forms an integral part of Note 8 to the consolidated annual accounts. APPENDIX IV GRIFOLS, S.A.AND SUBSIDIARIES Movement in Rights of Use for the year ended 31 December 2024 (expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 144

Balance at 31/12/2023 Additions Transfers Disposals Translation differences Balance at 31/12/2024 Cost: Land and buildings 1,131,912 379 56,480 (4,453) 46,289 1,230,607 Plant and machinery 3,175,459 66,772 263,393 (78,230) 127,055 3,554,449 Fixed Assets under construction 910,670 193,159 (323,173) — 21,657 802,313 5,218,041 260,310 (3,300) (82,683) 195,001 5,587,369 Accumulated depreciation: Buildings (206,375) (31,505) 57 1,481 (9,807) (246,149) Plant and machinery (1,757,723) (190,599) (177) 31,039 (74,857) (1,992,317) (1,964,098) (222,104) (120) 32,520 (84,664) (2,238,466) Impairment of other property, plant and equipment (6,820) (1,370) — 1,120 13 (7,057) Carrying amount 3,247,123 36,836 (3,420) (49,043) 110,350 3,341,846 This appendix forms an integral part of to the consolidated annual accounts. APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2024, 2023 and 2022 (expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 145

Balance at 31/12/2022 (*) Additions Business combination Transfers Disposals Translation differences Balance at 31/12/2023 (*) Cost: Land and buildings 1,155,406 6,046 — 342 (4,953) (24,929) 1,131,912 Plant and machinery 3,103,209 72,241 480 125,507 (58,245) (67,733) 3,175,459 Fixed Assets under construction 879,542 183,044 — (125,460) (1,646) (24,810) 910,670 5,138,157 261,331 480 389 (64,844) (117,472) 5,218,041 Accumulated depreciation: Buildings (181,337) (32,309) — 181 1,954 5,136 (206,375) Plant and machinery (1,641,398) (188,361) (383) (2,336) 34,705 40,050 (1,757,723) (1,822,735) (220,670) (383) (2,155) 36,659 45,186 (1,964,098) Impairment of other property, plant and equipment (12,564) (1,173) — — 6,767 150 (6,820) Carrying amount 3,302,858 39,488 97 (1,766) (21,418) (72,136) 3,247,123 (See Note 3) (*) Restated figures (Note 2.d) This appendix forms an integral part of to the consolidated annual accounts. APPENDIX V GRIFOLS, S.A. AND SUBSIDIARIES Movement in Property, Plant and Equipment for the year ended 31 December 2024, 2023 and 2022 (expressed in thousands of Euros) (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 146

The management report for the year ended December 31, 2024, should be read in conjunction with the consolidated financial statements for the same period and related notes. The comments and analyses included in the report may contain forward-looking statements and considerations that involve risks and uncertainties - in this regard, please refer to the legal notice included at the end of the Consolidated Non-Financial Information and Sustainability Statement for fiscal year 2024, specifically the “Main Risks” section in the “Risk Management and Control” section of the Governance chapter. For Grifols, 2024 was a year of significant events and record growth. The company closed a decisive year in financial performance and achievements, while remained focused on executing on its strategy, implementing several initiatives to transform the company: strengthening corporate governance and executive management; focusing on financial discipline; reinforcing a culture of performance and accountability; and ultimately, achieving our financial and operational targets with a focus on increasing cash flow generation. EVOLUTION OF REVENUES BY BUSINESS UNIT In this context, Grifols’ revenue reached a record EUR 7,212 million, representing an increase of 10.3% cc1 (+9.4% reported2 ). Biopharma Biopharma’s revenues increased by 11.3% cc (+10.5% reported) to EUR 6,143 million in 2024. The main growth levers were the solid performance of key proteins in key markets driven by robust underlying demand and a favorable product mix. Worth noting is the robust sales growth of immunoglobulins, representing around 60% of Biopharma revenues. Sales grew by 15.3% cc, fueled by strong demand for intravenous immunoglobulin (IVIG) and the significant growth of subcutaneous immunoglobulin (SCIG) Xembify® at 55.5% in key markets such as the United States and EU. In 2024, Grifols continued to strengthen its immunoglobulin franchise by focusing its efforts on the fastest-growing immunodeficiency segments, including primary (PID) and secondary (SID) immunodeficiencies, while maintaining its leadership in neurology and intensive care. The company aspires to continue to drive the growth of this franchise in the U.S. and prioritize certain countries, while accelerating the expansion and penetration of Xembify® , for which demand continues to increase in geographies quarter-over-quarter. Sales of albumin grew by 8.0% cc, driven mainly by demand in China and US, and the solid performance in main European countries. In addition, Grifols’ innovative sales strategy under the SRAAS agreement leads to greater supply in the country. Alpha-1 and other specialty proteins grew by +4.9% cc, with the former affected by the specialty pharma distributor transition but showing an uptick in the fourth quarter. Demand for hyperimmune immunoglobulins in the U.S. was also strong. Diagnostic In 2024, Diagnostic recorded revenues of EUR 645 million in 2024, up 0.7% cc excluding the 19 million commercial one-off that took place in the first quarter of 2023. Including this, the Business Unit declined by 2.1% cc (-3.8% reported). Blood typing solutions (+14.3%) continued to be the main driver, with growth across main countries, including the U.S., LATAM and EMEA. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 147 1 Operating or constant exchange rate (cc) excludes exchange rate variations for the period 2 Reported includes the impact of foreign exchange rates

Bio Supplies Bio Supplies grew by 35.3% cc (+34.8% reported) to EUR 216 million. The year represent significant growth in the business through capitalizing on its momentum and maximizing the value of its product portfolio. PLASMA SUPPLY AND COST PER LITER Grifols continues to efficiently manage its plasma supply and reduce its cost per liter (CPL), leading to significant increases in profit margins. Significant effort was placed in 2024 to meet the increasing demand for products while simultaneously managing inventory levels to effectively grow the business while optimizing consumption of working capital. The improvements quarter-over-quarter and sequentially throughout the year highlights this progress. Another highlight is the implementation of more efficient plasmapheresis equipment to increase yield. On this regard, the pilot on the nomogram technology kicked off in 2024. The company currently operates the largest private plasma supply network in the world. Approximately one quarter of all donor centers are outside the U.S. This is the largest network of donor centers ex-US within the industry – the recent expansion of donor centers in Egypt and Canada are key to growth supplementing the large number of donor centers in Germany and Eastern EU. FINANCIAL RESULTS In 2024, gross margin increased to 38.7% (37.8% in 2023), driven by strong revenue growth, product mix and lower cost per liter of plasma (CPL) as a result of the Operational improvement plan, considering the approximate nine-month lag in inventory accounting in the plasma industry. Adjusted EBITDA reached EUR 1,779 million, representing a margin of 24.7% on revenues, improving significantly compared to 22.2% in 2023. Reported EBITDA stood at EUR 1,631 million (22.6% margin). The sequential expansion EBITDA throughout the year was supported by the growth of Biopharma, cost savings stemming from the operational improvement plan and operating leverage. The financial result stood at EUR 748 million loss in 2024 (EUR 574 million loss in 2023). Reported net income was positive at EUR 157 million in 2024 (EUR 42 million in 2023). BALANCE SHEET On December 31, 2024, total assets stood at EUR 21,405 million, compared with EUR 20,992 million on December 31, 2023. Inventory control, collection, and payment periods Inventories remained stable at EUR 3,560 million with a turnover of 294 days (309 days in December 2023) due to the progressive impact of the improved cost per liter of plasma in a context of increased supply. Average collection and payment periods remained stable at 36 days (36 days in 2023) and 61 days (57 days in 2023). The average payment period to suppliers of the Spanish group companies was 71 days, similar to the previous year’s average of 71 days (all these figures include Biotest except for average payment period). For more information regarding Grifols' supplier payment practices, see the section “Political commitment and activities with advocacy groups” in the Governance chapter in the Consolidated Non-Financial Information and Sustainability Statement for fiscal year 2024. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 148

Working capital management Improvements in working capital management continue to optimize Grifols’ financial structure. As of December 31, 2024, working capital consumption stood at EUR 22 million mainly driven by a strong fourth quarter. Deleveraging commitment Deleveraging remains a core priority for Grifols, which reiterates its aim of reducing debt on its balance sheet. At the close of 2024, the debt ratio fell to 4.6x (6.4x in December 2023; under the Credit Agreement, see reconciliations in the Annex) following an uptick in EBITDA and operating cash flow generation, which stood at EUR 902 million in 2024 Including the sale of SRAAS share capital to Haier Group, the issuance of private placement notes and extension of the RCF, Grifols continues to advance in its deleveraging path. Evolution of equity On December 31, 2024, shareholder equity totaled EUR 5,107 million. Grifols’ share capital is represented by 426,129,798 ordinary shares (Class A), with a nominal value of EUR 0.25 per share, and 261,425,110 non-voting shares (Class B), with a nominal value of EUR 0.05 per share. Grifols ordinary shares (Class A) are listed on the Spanish Stock Market and form part of the IBEX-35 (GRF) and non-voting shares (Class B) are listed on the Spanish Stock Market (GRF.P). Grifols Class A and B shares are also listed on NASDAQ (GRFS) through ADRs (American Depositary Receipts). CASH FLOWS AND CAPITAL RESOURCES Cash flow generation in 2024 was driven by a strong fourth quarter. The robust performance was due to active and efficient management of working capital, including inventory, accounts receivables and payables. Financial discipline in CAPEX spend also contributed. Cash flows from operating activities In 2024, net cash flows from operating activities continued their positive trend fueled by solid business performance and the effective implementation of the operational improvement plan announced at the onset of 2024. Operating cash flows reached EUR 902 million (EUR 219 million in 2023). Cash flow from investing activities Net cash flows from investment activities including the proceeds from the sale of SRAAS, totaled EUR 887 million, the most significant of which was capital expenditures (CAPEX). These were focused primarily on Biopharma’s new production facilities, of note investments in the plasma fractionation, immunoglobulin purification and albumin plants in Montreal (Canada), as well as in the new albumin plant in Dublin. Cash flow from financing activities Cash flow from financing activities totaled -EUR 1,359 million comprised primarily of the repayment and redemption of senior secured notes and term loans offsetting the new private placement notes. Capital resources and credit ratings On December 31, 2024, Grifols’ net financial debt was EUR 8,046 million, excluding the impact of IFRS 163 . GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 149 3 At December 31, 2024, the impact of the application of IFRS 16 on debt is EUR 1,141 million

In 2024, the company has continued to actively reduce its debt ratio both organically through EBITDA improvement and inorganically through divestments of SRAAS. As part of its inorganic debt reduction strategy, Grifols completed sale of and strategic alliance with Haier Group, which includes the sale of ~20% of SRAAS capital for USD 1,800 million. As of December, 2024, the company’s net financial debt to EBITDA ratio stood at 4.6x in accordance with the Credit Agreement (see Annex for reconciliation). Furthermore, in 2024 Grifols continued to optimize its financial structure. At the close of this report, close to 70% of Grifols’ debt is linked to fixed interest rates. While there are no significant debt maturities before 2027 and no periodic financial covenants, this financial structure lessens the impact of interest rate rises. Grifols repaid its 2025 debt maturities mainly by using the proceeds from the SRAAS divestment, and issuance of private placement notes. With the support of its main banks, the company has marked a clear path to fulfil its expected maturities, while remaining steadfast in its pledge to meet its debt reduction targets. On April 23, 2024, Grifols successfully completed a EUR 1 billion private placement of senior secured notes. The transaction closed with an annual coupon of 7.5% and maturity in May 2030. The Senior Secured Notes have a purchase price of 98.50% of the principal amount. The proceeds were used to redeem Grifols' Senior Unsecured Notes due in May 2025. In conjunction to this, the company also successfully closed the issuance of additional EUR 300 million private placement secured notes. This amount is in addition to the initial EUR 1 billion private placement completed and has the same economic terms On December 19, 2024, Grifols successfully completed another private placement of EUR 1.3 billion of 7.125% senior secured notes maturing in May 2030 issued at par. The proceeds from this placement were used to redeem Grifols' 1.625% Senior Secured Notes due in February 2025, fully repay the outstanding revolving loans maturing in November 2025, and for general corporate purposes. Taken as a whole, these transactions were leverage-neutral. In conjunction with these offerings, Grifols also entered into an agreement to partially extend and upsize its Revolving Credit Facility (RCF) through May 2027. These transactions successfully concluded Grifols' efforts to significantly deleverage its balance sheet, proactively manage all its debt maturities, and strengthen its overall liquidity position. CAPITAL EXPENDITURES (CAPEX) In 2024, Grifols advanced its capital investment plan to expand and improve the production facilities of its business units. The company has greatly optimized its CAPEX resource allocations considering the investments already made in recent years. In 2024, capital expenditures related to Property, Plant and Equipment (PP&E) additions stood at EUR 232 million (EUR 224 million in 2023). The investments in 2024 and prior have well positioned the company to satisfy growth and expansion. CORPORATE TRANSACTIONS AND ACQUISITIONS Completion of the Sale of SRAAS equity stake to Haier On June 18, 2024 Grifols completed the sale of a 20% equity stake in Shanghai RAAS (SRAAS) to Haier Group Corporation (Haier Group) and forged a strategic alliance with Haier Group. The alliance leverages synergies between Grifols’ industry-leading plasma and diagnostic excellence and Haier Group’s preeminent portfolio of healthcare solutions to innovate and contribute to SRAAS’ growth in the long run. In the terms of the share purchase agreement, Grifols sold a 20% equity stake in SRAAS to Haier Group for RMB 12.5 billion (approximately EUR 1.6 billion) cash consideration. Grifols retains a 6.58% economic stake in SRAAS as well as a seat on its Board of Directors. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 150

The two companies extend their exclusive albumin distribution agreement through the next 10 years – with guaranteed minimum volumes between 2024 and 2028 – and SRAAS has the option to prolong it through 2044. China’s demand for albumin is significant and the demand remains significant in the coming years. The full proceeds from the transaction were used to repay debt as part of the company’s path to reduce leverage. Take Private Bid by Brookfield and Grifols Family Shareholders On July 7, 2024, the Board of Directors of the Company received a request from the Grifols family members (the "Family Shareholders") and Brookfield Capital Partners (UK) Limited (“Brookfield”) to allow for access to certain information of the Company to carry out a due diligence process with respect to an acquisition of shares of Grifols. It was informed that the intent of the transaction, if the case went through, it would mean the delisting of the Company. On November 19, 2024, based on the recommendation of its Transaction Committee within the Board of Directors, it did not recommend to shareholders of the company to accept a potential offer from Brookfield with a valuation of €6.45 billion for the entirety of the company’s outstanding share capital (comprising both Class A and Class B shares). This indicative, non-binding valuation from Brookfield implied a price of €10.50 per Class A share and €7.62 per Class B share, which was deemed to significantly undervalue the company’s fundamental prospects and long-term potential. This assessment is supported by the company’s robust financial performance, which demonstrate Grifols’ strong fundamentals and its ability to capture substantial global demand across key markets. This announcement comes after a comprehensive due diligence exercise has been conducted, with Brookfield granted access to all requested information. On November 27, 2024, Grifols announced the termination of discussions with Brookfield Capital Partners (UK) Limited (“Brookfield”) regarding a potential acquisition of Grifols shares. CORPORATE GOVERNANCE Thomas Glanzmann transitions from Executive Chairman to a non-executive role. In September 2024, Thomas Glanzmann, as Executive Chairperson, transitioned to a non-executive role. This is another step in the previously announced governance enhancements, which we first began in 2022; and allows Mr. Glanzmann to fully dedicate his time to the non-executive chairmanship role. Separation of Management from Ownership In February 2024, it was announced that Raimon Grifols and Víctor Grifols Deu decided to transition out of their respective executive positions and remain on the Grifols Board, now as proprietary directors. The moves were part of a long-planned, carefully architected corporate governance evolution strategy that Raimon Grifols and Víctor Grifols Deu initiated in 2022, together with the Board, to steadily separate ownership from company Management. Nacho Abia appointed CEO In February 2024, Nacho Abia was appointed as a member of the Board and assuming the role of CEO in April 2024. Mr. Abia is a seasoned senior executive with 25 years of international management experience at publicly traded life-science and medical-technology companies. He was most recently Executive Officer and Global Chief Strategy Officer of Tokyo-based Olympus Corporation, a Nikkei-listed company with 33,000 employees that specializes in medical technology and is a global leader in diagnostics and minimally invasive treatments. Mr. Abia was responsible for Corporate Strategy and Planning, Business Development and Global Operating Model, with all Olympus regional presidents reporting to him. Prior to that he was Executive Officer and Global Chief Operating Officer, responsible for all Olympus vertical divisions including Endoscopic Solutions, Therapeutic Solutions and Scientific Solutions, with combined revenues of more than USD 7 billion. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 151

Other Board Appointees In the second quarter of the year, board member Carina Szpilka announced her retirement from the Board to pursue other personal and professional endeavors requiring her full dedication, On April 2024, the Board accepted the resignation submitted by the Board member Mr. Tomás Dagá Gelabert to his office as Secretary non-member of the Audit Committee, with immediate effect. Mr. Tomás Dagá Gelabert continues as member of the Grifols' Board; and appoint, Ms. Laura de la Cruz Galán, as Secretary non-member of the Audit Committee, in substitution of Mr. Tomás Dagá Gelabert. On June 14, 2024, the Annual General Meeting was held, shareholders voted to increase the number of members of the Board of Directors to 13; re-elect the company’s independent auditors for fiscal years 2024-2026 and appoint Deloitte as verifier of sustainability information; approve the company’s individual and consolidated financial statements, as well as the consolidated statement of non-financial information; approve, on a consultative basis, the Annual Compensation Report; and modify the remuneration policy of the company's directors. On July 16, 2024, the Company's Board of Directors, unanimously agreed to resolve the following: To appoint Mrs. Montserrat Muñoz Abellana as new Lead Independent Director of the Company's Board of Directors; (b) appoint Mrs. Anne-Catherine Berner as new member of the Audit Committee; To appoint Mrs. Anne-Catherine Berner as new Chairperson of the Appointments and Remuneration Committee; and To appoint Mrs. Enriqueta Felip Font as new member of the Appointments and Remuneration Committee. Also, Board member Claire Giraut announced she was stepping down from her role due not having time and resources to dedicate to the Board during the time. In December 2024 Grifols' Board of Directors announces that during its meeting, it unanimously agreed to appoint Mr. Pascal Ravery and Mr. Paul S. Herendeen as new members of the Board of Directors through the co-option procedure, thereby filling the two existing vacancies. Mr. Pascal Ravery will serve as an independent director, while Mr. Paul S. Herendeen will serve as a proprietary director. The appointment of Mr. Paul S. Herendeen follows the request received by the Company from several minority shareholders (FF Hybrid LP, Flat Footed Series LLC-Fund3, GP Recovery Fund LLC, Mason Capital Master Fund, and Sachem Head LP), who have grouped their shares in accordance with the applicable law to exercise their proportional representation right and requested the appointment of Mr. Paul S. Herendeen as a Board member. New leadership and management team Grifols requires a robust team and strong leadership to fully realize its potential and consolidate its leadership in the plasma industry. To this effect, Grifols appointed of new senior executives included: • Nacho Abia as Chief Executive Officer and appointed as a member of the Board and assuming the role of CEO in April 2024, Nacho Abia, an accomplished senior executive with 25 years of international management experience at publicly traded life-science and medical-technology companies. • CFO Alfredo Arroyo announced his retirement in May 2024 and remains with the company during the transition. Following the appointment of the company’s next CFO, Alfredo Arroyo will stay with Grifols in an advisory capacity to ensure a seamless transition. • On July 2024, the company announced that Rahul Srinivasan as its new Chief Financial Officer (CFO). Mr. Srinivasan will lead the company’s overall financial function including planning, treasury, tax, reporting, and investor relations and sustainability. He will also be responsible for implementing effective cash-flow strategies and driving debt-management plans. Mr. Srinivasan has held numerous senior leadership roles with over 25 years of financial services experience at KPMG, Credit Suisse and Bank of America, spanning GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 152 audit & assurance services, transaction services and corporate finance, mergers and acquisitions and capital markets. AGREEMENTS Biotest enters into an agreement with Kedrion to distribute Yimmugo in the US In July, the seven-year agreement was executed between Biotest and Kedrion. The agreement is forecasted to add approximately USD 1 billion in revenue from sales in the United States of its intravenous immunoglobulin (Ig) Yimmugo®, following recent Food and Drug Administration (FDA) approval to treat primary immunodeficiencies (PID). Yimmugo is the first Biotest medicine to be commercialized in the U.S. from its new FDA-certified “Next Level” production facility in Dreieich, Germany. This Ig is already approved for production and marketing in Europe, where Yimmugo has been commercialized since late 2022. INNOVATION Grifols makes further strides in innovation Grifols’ innovation pipeline continues to make solid progress focusing on product lifecycle management and new proteins and indications. Fueled by internal research and external innovation, the company achieved its milestones set for 2024, including the Yimmugo FDA approval, Xembify bi-weekly dosing approval, and Fibrinogen regulatory submission, among others. Fibrinogen regulatory submissions Biotest trials also continue gaining ground. In February 2024, Grifols announced positive results from Biotest’s ADFIRST Phase 3 clinical trial for fibrinogen concentrate, marking significant headway in treating acquired fibrinogen deficiency. The trial achieved its primary goal, demonstrating efficacy equivalent to standard care and an excellent safety profile. It is as effective as standard of care in reducing intraoperative blood loss in patients with AFD. Regulatory submission documents completed in both the EU and US. The expected market launches are in the second half of 2025 in EU and beggining of 2026 in the US. This positions the fibrinogen concentrate to becoming the first fibrinogen concentrate approved for Acquired Fibrinogen Deficiency in the U.S., accessing a global market with significant potential. PRECIOSA topline data from its Phase 3 clinical trial Topline results were released. Although the trial did not meet its primary endpoint of one-year transplant-free survival, an improvement in transplant-free survival, mortality and disease-related complications was observed for patients treated with Albutein 20% plus standard medical treatment (SMT) compared with patients receiving only SMT. Further, a notable improvement in time-to-liver transplant or death at three months was observed for the study treatment plus SMT group of patients, when compared with the patients treated only with SMT. The safety and tolerability profile was favorable, and there were no adverse-reaction risks, beyond what is already on label, that would limit adoption of the therapy. Grifols plans to present complete study results at the May 2025 EASL (European Association for the Study of the Liver) Congress. GigaGen, a Grifols company, awarded BARDA contract GigaGen has received a BARDA contract of up to $135 million to develop a recombinant (“synthetic”) polyclonal therapeutic for all seven serotypes of BoNTs, as well as a second biothreat to be determined at a later time. GigaGen is the only company in the world developing highly diverse, recombinant polyclonal therapies. The contract will support the creation, manufacturing and initial clinical development of a drug product that targets all seven BoNT variants and a second biothreat. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 153

OTHER INFORMATION Treasury stock The transactions carried out with treasury stock during 2024 are set out in the notes to the consolidated financial statements in Note 17(d) attached to this report. As of December 31, 2024, Class A treasury shares totaled 3,944,430 and Class B treasury shares amounted to 3,201,374 shares. Use of financial instruments by the Company and financial risk management Detailed information in the consolidated financial statements in Note 30 attached to this report. Subsidies Subsidies received by Grifols correspond mainly to initiatives related to employee training and job creation. Subsidies Spain 494 thousand of euros U.S. 18,292 thousand of euros Annual Corporate Governance Report Grifols’ Annual Corporate Governance Report for the 2024 fiscal year forms part of the Management Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols’ website. Annual Directors’ Compensation Report Grifols’ Annual Directors’ Remuneration Report for the year 2024 forms part of the Directors’ Report. As of the date of publication of the consolidated annual accounts, it is available on the CNMV website and on Grifols’ website. Non-Financial Information Statement In accordance with the provisions set forth in Law 11/2018, of December 28, regarding non-financial information and diversity, the Group has prepared the Non-Financial Information Statement for the fiscal year 2024. The Board of Directors of Grifols, S.A. prepares the Consolidated Non-Financial Information and Sustainability Statement for the year 2024 as a separate document and an integral part of the Consolidated Director’s Report and as a separate document from the consolidated financial statements. This report includes the impact of the group's activity with respect to environmental and social issues; respect for human rights; initiatives relating to the fight against corruption and bribery; and those relating to personnel, including any measures adopted to promote the principle of equal treatment and opportunities between women and men, non-discrimination and inclusion of people with disabilities and accessibility. Subsequent events In addition to the subsequent events in Note (34) of the Group's Consolidated Financial Statements, there are no additional relevant subsequent events that are relevant to add. Foreseeable evolution of the group Building on our strong foundations and clear momentum, the management team is executing on its Strategic Plan focused on profitable growth, margin expansion, cash flow generation and disciplined capital allocation to unlock Grifols’ full potential. Biopharma will continue to be the main growth engine, levering on commercial excellence by broadening our portfolio, capitalizing on the most diversified plasma sourcing model in the industry, a strong innovation pipeline focused, and increasing yields and efficiencies throughout the value chain. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 154

ENVIRONMENT, SOCIAL, AND GOVERNANCE (ESG) ISSUES Promoting sustainability continues to be the cornerstone of Grifols’ long-term business model with environmental, social and corporate governance (ESG) at its core. In its quest for sustainable growth and further strengthening its robust industry status, the company raised its excellence in ESG practices. As the company advances its sustainability goals, it remains focused on driving long-term value and making a lasting impact toward a more sustainable, ethical and resilient future for all stakeholders. In 2024, Grifols has allocated a total of 44.2 million euros to environmental management, an increase of 35% compared to 2023. Over the last three years, the total investment has been 111 million euros. Of the €15.8 million invested in environmental assets, 39% has been allocated to eco-efficiency, another 39% to the water cycle, 2% to waste management and 20% to other projects. Environmental expenditures amounted to 28.3 million euros, with 72% devoted to waste management. This significant financial effort reflects Grifols' commitment to the continuous improvement of its environmental performance and its progress in complying with the 2023-2026 Environmental Program. The company has reaffirmed its commitment to the quality of employment and the well-being of its human resources. The total workforce reached 23,822 employees, with 57% women and 43% men. In total, 5,867,705 hours of training were given, with a high level of participation. In addition, Grifols maintains a zero-tolerance policy towards discrimination and harassment, ensuring an inclusive and safe working environment. In this regard, in 2024, 65 affirmative action measures were implemented. In addition, 3.8% of the workforce was made up of people with disabilities. Grifols continues to advance in its commitment to equality and equity, reviewing promotion processes, using inclusive language and supporting women at risk of exclusion. In the company, 40% of women hold senior management positions, and have accounted for 60% of promotions and 65% of new hires. Top Ranked Biotech company in Dow Jones Sustainability Indices Grifols was ranked as the number one biotechnology company in the S&P Dow Jones Sustainability Indices (DJSI), ascending to the top position in its fifth straight year of inclusion in the prestigious indices. This recognition strengthens Grifols’ stature as a global leader in sustainability practices and comes as the company achieved its highest-ever S&P Global Corporate Sustainability Assessment (CSA) score. Grifols earned a rating of 70 points, marking a seven-point increase over last year's results and highlighting the company’s significant progress and unwavering commitment to sustainability. EcoVadis Gold Medal The company was awarded a Gold Medal by EcoVadis, a leading global corporate sustainability rating platform, for the second consecutive year. Achieving a score of 77 out of 100, Grifols is positioned in the 97th percentile, showcasing its leadership in sustainability. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 155

Net revenue by division and region for the full year 2024 ANNEX - NON-GAAP (IFRS-EU) MEASURES RECONCILIATION OR ALTERNATIVE PERFORMANCE MEASURES (APM) To complement the consolidated financial statements presented in accordance with International Financial Reporting Standards (IFRS), Grifols provides the following tables and reconciliations. These tables contain APM measures, which are used in conjunction with financial metrics in accordance with IFRS. Their purpose covers budget setting, business management, operational and financial performance evaluation, as well as comparison with prior periods and competitors. The inclusion of these measures is useful as it allows for analysis and comparison of profitability and solvency across companies and industries, eliminating accounting and financial effects that are not directly related to cash flows. In addition, Grifols presents non-financial measures because they are commonly used by investors, securities analysts, and other market players. These measures complement the analysis of financial performance and should be considered in conjunction with IFRS metrics, not as a replacement for them. The following tables set out the measures and ratios commonly used by Grifols, including their name, purpose and, in the case of ratios, how they are calculated. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 156

Alternative Performance Measures Definition Aim / Purpose Revenue at constant currency Reported revenue + variation due to exchange rate impact Excludes fluctuations in the exchange rates of the different currencies in which Grifols reports revenues in order to facilitate to facilitate the comparison between different financial periods and the understanding of their evolution. Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) or Gross Operating Profit Operating profit + depreciation, amortization and provisions El EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) evaluates operating results without taking into account large expense items that have no impact on cash flows. This metric provides a more accurate and comparable understanding of the company's performance. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 157

1. EBITDA adjusted Same as above + extraordinary costs - extraordinary revenues For more information about these extraordinary amounts, see reconciliation tables below. More accurately reflects the company's organic performance, including or excluding certain non-recurring amounts, see detail below: - Restructuring costs: in 2023 and 2024 the company incurred a set of extraordinary costs in order to significantly reduce its cost structure following the impact of COVID-19. In this regard, in 2022 the company implemented a comprehensive operational improvement plan ("Operational Improvement Plan") designed to strengthen its competitiveness and create a leaner and more efficient organization. This plan is estimated to achieve annual cost savings of more than 450 million euros. The result of this initiative translates into a significant reduction in the company's total cost base, an improvement in its operating cash flow, and the establishment of a more dynamic and efficient operating model. This is the first time the company has implemented such a plan. These impacts have been considered of a non-recurring nature because it is not a plan that is carried out on an annual basis, as well as for its own extraordinary nature. In 2023, a restructuring impact related to this Operational Improvement Plan is recorded, totaling €159 million, €20 million being in the fourth quarter. In 2024, this amounted to €36m. - Transaction costs: in 2023, transaction costs are related to the strategic transaction in China with Haier Group, through which it will sell approximately a 20% stake in Shanghai RAAS to Haier for approximately USD 1.8 billion. The extraordinary nature of this transaction must be taken into account in the context of the company's leverage. Mainly linked to this, in 2024 we accounted transaction costs of €49m -Impairments: in 2023 it refers to an impairment in “Others” business unit. In 2024, it is linked with Biopharma. -Biotest Next Level (BNL) project: this refers to a specific project aimed at increasing Biotest's production capacity in Dreieich, Germany. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 158

It has been decided to adjust the costs strictly related to this project due to the extraordinary and non-recurring nature of this project due to the high investment in terms of operating expenses required to start up the company's production facilities. Failure to adjust for this impact would distort the picture of the company's level of recurring operating expenses. Other Non-Recurring Items: most of these one-offs were related to costs as a consequence of the short-seller attack. EBITDA adjusted 12M EBITDA calculated considering the last 12 months To make comparable periods that do not necessarily coincide with the closing months of the fiscal year. Refer to the term "adjusted" to the immediately preceding point. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 159

EBITDA adjusted as per Credit Agreement Definition established in the Grifols Credit Agreement. defined as net income on a consolidated basis for the Group, plus (i) all financial results, (ii) any losses on ordinary course hedging obligations, (iii) any foreign currency translation, transaction or exchange losses, (iv) any loss of any equity-accounted investee, (v) tax expense, (vi) depreciation, (vii) amortization, write-offs, write-downs, and other non-cash charges, losses and expenses, (viii) impairment of intangibles, (ix) non-recurring losses, (x) transactions costs, (xi) extraordinary, unusual, or non-recurring charges and expenses including transition, restructuring and “carveout” expenses, (xii) any costs and expenses relating to the Issuer’s potential or actual issuance of Equity Interests and (xiii) the amount of cost savings, adjustments, operating expense reductions, operating improvements and synergies, in each case on a “run rate” basis and in connection with acquisitions, investments, restructurings, business optimization projects and other operational changes and initiatives; less (i) interest income, (ii) non-recurring gains, (iii) any income or gains on ordinary course hedging obligations (iv) foreign currency translation, transaction or exchange gains and (v) any income of any equity-accounted investee, in each case, for the last 12 months. Measure used to calculate the leverage ratio. EBIT (Earnings Before Interest and Taxes) Revenue – operating expenses Measures profitability and reflects earnings before interest expense and taxes GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 160

Net financial debt as per Credit Agreement Definition established in the Grifols Credit Agreement. Amount by which Grifols's total financial liabilities exceed its total financial assets, including cash and cash equivalents. It excludes the impact of IFRS 16, which specifies how an IFRS reporter will recognize, measure, present and disclose leases. Non-current financial liabilities – Non-recurrent lease liabilities (IFRS16) + Current financial liabilities – Current lease liabilities (IFRS16) – Cash and cash equivalents Measure used to calculate the leverage ratio. Leverage ratio Net financial debt as per Credit Agreement / EBITDA adjusted 12M as per Credit Agreement Measure of the company's ability to repay its debt based on the company's operating income, based on EBITDA, without taking into net financial results, taxes, depreciation and amortization. R&D net investment R&D current expenses in P&L + R&D capitalized – R&D depreciation, amortization and write-offs + R&D CAPEX fixed assets + R&D external A more accurate reflection of the resources that the company is allocating to its research and development activities. Excludes capitalizations and amortizations associated with research and development (R&D) projects. Total PP&E additions Property, Plant and Equipment (PP&E) additions (“Reported CAPEX”) + interest capitalized Breaks down the cash flow that the company invests in its productive capacity, as well as increases in productivity and efficiency in its processes. GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 161

Reconciliation of APM to Financial Statements For reconciliation purposes, detailed information is provided below. Net revenues by division reported at constant currency for the full year 2024 GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 162

Reconciliation of other figures for full year 2024: • Leverage ratio as per Credit Agreement ◦ Net financial debt as per Credit Agreement ◦ Adjusted EBITDA as per Credit Agreement ◦ GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 163

◦ Adjusted EBITDA • CAPEX GRIFOLS, S.A. AND SUBSIDIARIES Consolidated Director’s Report for the year ended December 31, 2024 164

At their meeting held on 25 February 2025, pursuant to legal requirements, the Directors of Grifols, S.A. authorized for issue the consolidated annual accounts and consolidated directors’ report for the period from 1 January 2024 to 31 December 2024. The consolidated annual accounts comprise the documents that precede this certification. Thomas Glanzmann (signed) Chairman José Ignacio Abia Buenache (signed) Board Member Raimon Grifols Roura (signed) Board Member Víctor Grifols Deu (signed) Board Member Albert Grifols Coma-Cros (signed) Board Member Tomás Dagá Gelabert (signed) Board Member Iñigo Sánchez-Asiaín Mardones (signed) Board Member Anne-Catherine Berner (signed) Board Member Enriqueta Felip Font (signed) Board Member Pascal Ravery (signed) Board Member Montserrat Muñoz Abellana (signed) Board Member Susana González Rodríguez (signed) Board Member Paul S. Herendeen (signed) Board Member Núria Martín Barnés (signed) Secretary to the Board GRIFOLS, S.A. AND SUBSIDIARIES (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 165

2024 NON-FINANCIAL INFORMATION STATEMENT AND SUSTAINABILITY REPORTING

General 3 Understanding Grifols 4 Our stakeholders 13 Double materiality 15 About this report 19 Environment 22 Environmental management 23 EU Taxonomy 28 Climate Change 37 Pollution 56 Water resources 61 Biodiversity 69 Circular Economy 71 Social 81 Our people 82 Workers in the value chain 128 Plasma donors and comunities 131 Patients and healthcare professionals 146 Innovation at Grifols 163 Governance 174 Governance of a listed company 175 Conducta empresarial 183 Cybersecurity and data protection 196 Risk management and control 199 Taxation 205 Annexes 209 Indices of content according to regulations 210 Methodologies 222 Glossary and abbreviations 225 Independent Review Report 228 Summary

3 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Understanding Grifols 3 General Understanding Grifols - SBM-1 4 Business model 4 Value chain 7 Sustainability strategy and approach 9 Our stakeholders - SBM-2 13 Double materiality - SBM-3. IRO1/2 15 About this report - BP-1/2. GOV-1/5 19 General basis for preparation of sustainability statements. scope and limitations 19 Governance, risk management and internal control on sustainability disclosures and statement on due diligence 20

GRIFOLS
General
Understanding Grifols
Environment | Social | Governance | Annexes

Understanding Grifols

Grifols is dedicated to enhancing the health and well-being of people around the world. Since 1909, we have been at the forefront of innovation, advancing plasma science and diagnostic solutions to contribute to social progress.

PURPOSE	AMBITION
Enhance global health to help people live longer and healthier lives	Amplify our positive impact to advance our sustainable business model

Business model

Grifols Group (henceforth "Grifols") is a global healthcare company dedicated to improving people's health through the innovation, development, production and commercialization of essential plasma-derived medicines, non-plasma therapies and diagnostic solutions.

Today, Grifols stands as a global leader in plasma therapies and transfusion medicine.

Grifols' business model includes four business units: Plasma Procurement and Biopharma[1], Diagnostic, Bio Supplies and Other. Each offers specific products and services, ensuring a diversified approach to healthcare, a positive impact on patients and optimal solutions for healthcare professionals.

Business units

PLASMA PROCUREMENT AND BIOPHARMA

Plasma procurement, production and commercialization of plasma and non-plasma solutions

85% over revenues (EUR 6,143 M)

DIAGNOSTIC

Leading-edge diagnostic solutions for blood and plasma analyses

9% over revenues (EUR 645 M)

BIO SUPPLIES

High-quality biological products for non-therapeutic use

3% over revenues (EUR 216 M)

OTHERS

Specialty pharmaceuticals and hospital management solutions

3% over revenues (EUR 209 M)

Total income 2024 EUR 7,212 M

1. The Plasma Procurement and Biopharma business unit is equivalent to the Biopharma segment described in Note 5 of the consolidated annual accounts.

We make a difference for thousands of people

Grifols' business model places people at the heart of its operations, with a focus on patient health and the well-being of Plasma donors whose generosity make plasma-derived medicines possible. Grifols serves as the bridge between Plasma donors and patients.

In 2022, Grifols finalized its strategic investment in Biotest AG. Since then, both companies have collaborated closely to expand access to plasma therapies for the benefit of patients worldwide.

Plasma and non-plasma therapies

Diagnostic solutions Transfusional and Clinical

6 Therapeutic areas

IMMUNOLOGY AND NEUROLOGY

Immunodeficiencies and autoimmune disorders

PULMONOLOGY

Alpha-1 antitrypsin deficiency

HEMATOLOGY

Hemophilia and other bleeding and clotting disorders

HEPATOLOGY AND INTENSIVE CARE

Hypovolemia and hypoalbuminemia in liver diseases, cardiac surgery, severe infection and other conditions

Joining forces with Biotest...

IMMUNOLOGY AND NEUROLOGY

HEMATOLOGY

HEPATOLOGY ANDINTENSIVE CARE

INNOVATION

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2024 Non-Financial Information Statement and Sustainability reporting

5 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Understanding Grifols North America Memphis Montreal Emeryville San Carlos Los Angeles San Diego Vista Raleigh-Durham Clayton Research Triangle Park NORTH CAROLINA HUB CALIFORNIA HUB Global footprint and reach Clayton Emeryville Los Angeles San Diego Memphis Montreal Vista North Carolina Hub Research Triangle Park Hub California San Carlos Los Angeles San Diego Emeryville U.S. 298 Canada 3 Clayton Los Angeles Montreal Raleigh-Durham Emeryville Raleigh-Durham San Diego Memphis Vista Corporate Headquarters Industrial Facilities R&D Centers Biopharma Centers Diagnostic Centers Bio Supplies Centers Others Centers Plasma Donor Centers

6 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Understanding Grifols Europe HUB Barcelona Bilbao Zaragoza San Sebastián Murcia Dublin Düdingen Leipzig Dreieich Melbourne Europe Barcelona Germany 62 Hungary 19 Czech Republic 14 Austria 3 Barcelona Bilbao Dublin Düdingen Dreieich Leipzig Murcia San Sebastián Hub Europe Dublin Barcelona Bilbao Zaragoza Düdingen Dreieich Barcelona Dublin Dreieich Barcelona Düdingen Leipzig Barcelona Murcia San Sebastián Bilbao Melbourne Melbourne China RoW

GRIFOLS
General
Understanding Grifols
Environment | Social | Governance | Annexes

Value chain

The production of plasma-derived medicines, driven by the Plasma Procurement and Biopharma business units, lies at the core of Grifols' operations. These areas are further supported by the Diagnostic and Bio Supplies business units, which enhance and optimize the company's value chain.

Grifols stands out for its rigorous management of the value chain, grounded in ethical principles, quality and sustainability that exceed regulatory requirements. The company promotes a sustainable and responsible value chain, continuously incorporating due diligence policies and procedures.

This approach promotes managerial excellence and helps prevent or mitigate negative impacts, both real and potential, on human rights and the environment. In parallel, it also helps minimize risks and capitalize on surrounding opportunities.

To this end, Grifols integrates environmental, social and governance (ESG) principles throughout its value chain. The company is committed to ensuring the highest standards of quality and safety in its products and services, building trust and loyalty among patients, plasma donors and the healthcare community.

MAIN ACTORS AND ASSETS IN GRIFOLS' VALUE CHAIN

Plasma donors	**Plasma donation centers**	**Production plants**
Description: Donors are an essential part of Grifols' value chain, specialized in plasma-derived medicines. Role: They provide the raw material necessary to produce plasma-derived medicines.	Description: Grifols operates a broad network of plamsa donation centers. Role: They safely collect, process and store plasa in compliance with strict norms and regulations.	Description: Grifols has state-of-the-art installations for the fractionation of plasma and purification of plasma proteins. Role: They transform plasma into specific medicines including immunoglobulins, albumins, alpha-1 and clotting factors.
Regulatory bodies	**Research and development centers (R+D)**	**Distributors and sales force**
Description: Government organisms and internatinal agencies such as the FDA, EMA and other local authorities Role: They guarantee processes and products comply with safety and quality norms.	Description: Grifols invests in innovation through in-house R+D and its investees. Role: They develop new therapies and diagnostic solutions, while improving existing processes.	Description: Companies and entities that distribute Grifols products globally. Role: They facilitate the delivery of products to hospitals and healthcare centers.
Logistics and transport	**End clients**	**Consumers and patients**
Description: Companies in charge of transporting plasma and finished products under controled conditions. Role: They guarantee that products arrive on time and in optimal conditions.	Description: Hospitals, healthcare centers, healthcare professionals and patients. Role: They use specific treatments, especially in areas such as hemotology, immunology and intensive care, among others.	Description: Patients who need specific plasma-derived therapies. Role: They are at the heart of Grifols' activity.

More details on resource inputs (raw materials) in the value chain and resource outputs (end products): "Circular Economy" in the "Environment" chapter.
More details on supplier management and relations: "Governance" chapter

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General Understanding Grifols | Environment | Social | Governance | Annexes

Serving as a bridge between patients and donors



DONOR

Plasma collection via ***PLASMA PROCUREMENT***

1

PLASMA FROM DEDICATED DONORS

930,000+ qualified donors
390+ donation centers



2

ANALYSIS OF DONATED PLASMA

Broad portfolio of transfusion-medicine products

10+ analyses of highly sensitive NAT and ELISA techniques

In-house development and commercialization via ***DIAGNOSTIC***

Production and commercialization of plasma-derived medicines via ***BIOPHARMA***

3



MANUFACTURE OF MEDICINES

- Only suitable plasma is used in production
- Elimination of pathogens at every manufacturing stage
- 3 main stages: protein separation or fractionation, purification and asceptic filling

Unsuitable plasma is sold via ***BIO SUPPLIES***

5 *essential plasma therapies*

- 1% CLOTTING FACTORS
- 3% FIBROGEN
- 15% IMMUNO-GLOBULINS
- 21% ALPHA+BETA GLOBULINS
- 60% ALBUMIN



COMMERCIALIZATION: SERVING HEALTHCARE PROFESSIONALS

800,000+ patients treated every year

Holographic seal and vials with unique codes prevent counterfeiting

4

5

PATIENT FOLLOW-UP

Product tracking and traceability

PATIENTS WHO IMPROVE THEIR QUALITY OF LIFE



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2024 Non-Financial Information Statement and Sustainability reporting

9 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Understanding Grifols Sustainability strategy and approach Sustainability as a strategy Grifols is committed to sustainability, with a dual focus on economic growth and a staunch commitment to social and environmental responsibility. The company recognizes the inseparable connection between the environment and human health, understanding the impact of pollution, climate change, biodiversity loss, ecosystem degradation and other factors on living conditions and people’s physical and mental well-being. From Grifols’ perspective, this integration not only promotes a more sustainable future but also enhances the organization’s long-term value by reinforcing its resilience and adaptability in a dynamic global market. In this regard, Grifols has made significant progress in recent years, while remaining focused on embedding sustainability across all its business functions and units through a holistic, cross-cutting approach. The progress achieved and commitments made in 2024 are detailed in this report. As a worldwide leader in plasma-derived medicines, Grifols centers its strategy on ensuring a sustainable plasma supply through an extensive global network of donation centers, while continually optimizing its production processes. Its diversified portfolio includes both plasma and non-plasma therapies, along with diagnostic and hospital solutions that complement its core business and extend its reach. Grifols drives global growth through strategic acquisitions, market expansion and key alliances. Its unwavering commitment to innovation is evident in its continuous development of new therapies and advanced technologies, supported by high-potential subsidiaries such as Biotest AG, GigaGen Inc. and Alkahest Inc., among others. This innovative approach further reinforces its industry leadership. At the same time, the company strives to fortify a robust financial strategy that promotes growth and maximizes shareholder value. With over 115 years of history and a legacy of four generations dedicated to serving society, Grifols continues to advance as a global benchmark in the healthcare sector. PRIORITIES OF GRIFOLS’ MANAGEMENT TEAM Plasma Guarantee plasma supply and access to treatments Promote a diversified network of plasma centers and maximize their efficiency Innovation Prioritize critical innovation projects Focus on differentiated products through in-house and investee-led initiatives Integrate innovation and digital transformation projects that streamline processes and add value to the business model Plasma donors and patients Greater commitment to patients, healthcare professionals and plasma donors Talent Foster leadership Promote a culture based on talent recognition and continuous development Advocate and promote diversity, inclusion and equal opportunity Promote employee health and well-being Financial performance Reduce debt Financial discipline and cost control Sustainable growth New business models and expansion Promote public-private collaborations to increase countries’ self-sufficiency in plasma-derived medicines Establish strategic alliances in high-potential markets Sustainability Continue to build an organization-wide culture of sustainability Maintain a robust sustainability strategy and roadmap Increase the integration of ESG analyses and evaluations in decision-making frameworks

2024 Non-Financial Information Statement and Sustainability reporting 10 General Environment Social Governance Annexes Understanding Grifols Our roadmap: Sustainability Master Plan Grifols’ approach to integrating sustainability is outlined in the Sustainability Policy and Sustainability Master Plan, which forms part of the company’s Strategic Plan and aligns with the United Nations Sustainable Development Goals (SDGs). In 2024, the company began updating its Sustainability Master Plan for 2025-2027, considering the impacts, risks and opportunities identified through the double materiality analysis; new ESG-related regulatory requirements; emerging market and societal expectations concerning global sustainability; and its corporate strategy. With this revision, the company will enhance its ability to anticipate emerging risks, comply with regulatory and societal expectations, and solidify its role as a sustainability leader to ensure a positive long-term impact. Overview of corporate policies: “Governance” chapter. OUR SUSTAINABILITY MASTER PLAN IS GROUNDED ON 6 PILLARS MAIN PILLARS CARING ABOUT OUR PEOPLE COMMITTING TO SOCIETY Our Aim: employees feel they are part of a company that promotes diversity, continuous development, equal opportunities, gender equality and that strives to improve well-being at the workplace Our Aim: healthier and wealthier society, by positively contributing to social progress, supporting organizations and actively participating in local communities FOSTERING HEALTH EMBRACING NATURE Our Aim: solid community where every donor feels valued for its commitment and understands its impact beyond compensation, and every patient receives the treatment it requires Our Aim: advance towards the common good of having healthy places to live, work and play, by raising awareness on the need to protect the planet TRANSVERSAL PILLARS ENCOURAGING ETHICAL PRACTICES FOSTERING INNOVATION Our Aim: placing human rights at the core of our practices and having the highest ethical standards integrated throughout the supply chain Our Aim: scientific progress addressing the needs of our patients, lead by our pioneering spirit and protecting the rights, safety and well-being of clinical trial participants

GRIFOLS
General
Understanding Grifols
Environment
Social
Governance
Annexes

Objectives with a clear timeline: Grifols Agenda 2030

In 2021, as part of its sustainability strategy, Grifols established 30 corporate goals aligned with the SDGs: the Grifols 2030 Agenda. In 2022, the company once again ratified its commitments, setting intermediate targets to be achieved by 2024, as detailed below:

Environmental responsibility	**Intermediate milestones 2024**	
55% decline in GHG emissions per unit of production	-15%	✔
15% increase in energy efficiency per unit of production	+5%	✔
100% electricity consumed from renewable sources	27%	✔
Promote decarbonization in business travel and work commutes	Same target 2030	✔
Increase circular economy measures at each stage of the operational life cycle	Same target 2030	✔
Protect biodiversity in the company's natural areas to capture CO_2	Same target 2030	✔
Our people		
Impart 100 hours of training hours/year/person	Same target 2030	✔
Deliver annual training to 70-80% of the workforce	Same target 2030	✔
Increase percentage of women in Senior Manager roles to 50%	41%	✔
Increase percentage of people with disabilities to 3-5% of total employee pool	Same target 2030	✔
Ensure women comprise 50% of interviews for managerial positions	45%	✔
Maintain employee turnover rate below industry average*	Same target 2030	✔
Achieve 70% overall employee engagement rate per department	63%	✔
75% increase in installations certified as healthy workplaces	54%	NA
15% decrease in LTIFR (lost time injury frequency rate)	5.3%	✔
75% of installations with ISO 45001 certification	54%	In process
Commitment to plasma donors and patients		
Achieve EUR18 million per year in donations to support patient programs	13 M EUR/year	In process
Increase donations of clotting factors to 240 million IU	90M UI	✔
Achieve 90% approval among donors for positive customer service (good or excellent rating)	Same target 2030	NA
Attain 80% referral rate from active donors	Same target 2030	✔
Increase ratings via the Donor Hub by 45%	Same target 2030	NA
Social impact		
Increase the number of social outreach initiatives and investments by 50%	35%+ (initiatives) 13%+ (social investment)	In process
Allocation of 25% of social initiatives for STEM scholarships for women	20%	In process
Reach USD1 million in donations of products and medicines for emergency relief efforts	750 k USD	✔
Increase funds for José Antonio Grifols i Lucas Foundation by 10%	10%	✔
Increase by 10% the amount allocated to bioethics grants and by 20% number of activities developed by Víctor Grifols i Lucas Foundation	10%	✔
Ethical commitment 2030		
Implement ESG criteria among suppliers up to 60-80% of total spending volume	25%	✔
Maintain Biopharma claims ratio in ≤ 1/50,000	Same target 2030	✔
Maintain <1 critical deficiencies identified by external audits (health regulatory authorities)	Same target 2030	✔
Innovation		
Promote in-house and external innovation in core therapeutic areas	Achieve 80%+ of milestones defined in key innovation projects	✔
	Allocate at least 75% of R&D investment to new products and market development	✔

*Not including employees at Grifols' plasma donation centers.
IU= International Units
In progress: Grifols is working to align with that objective.

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General
Understanding Grifols
Environment | Social | Governance | Annexes

RECOGNIZED AMONG THE WORLD'S MOST SUSTAINABLE COMPANIES

Grifols was ranked the number one biotechnology company in the 2024 S&P Dow Jones Best-in-Class Indices (previously DJSI), earning its highest ever score of 70, seven more than in 2023. The company has been distinguished on the Dow Jones Best-in-Class World Index (previously DJSI World) and the Dow Jones Best-in-Class Europe Index (previously DJSI Europe) for the fourth and fifth consecutive years, respectively.

Grifols was awarded the EcoVadis Gold Medal for the second consecutive year. With a score of 77 points, the company is an established leader in this field, ranking in the top 5%.

In 2024, Grifols scored an B rating from the Carbon Disclosure Project (CDP) Climate Change

Grifols earned the Prime badge in the ISS corporate ESG rating, positioning it as an industry leader its peer group.

Grifols is among the highest-rated companies by Sustainalytics, with a low ESG risk rating.

Grifols was listed on the FTSE4Good in 2024 for another year running in recognition of its solid ESG practices.

In 2024, Grifols received a BBB score from MSCI ESG Ratings.

Grifols' short-term objectives to reduce its carbon emissions were approved by Science Based Targets (SBTi).



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2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 13 General Environment Social Governance Annexes Our stakeholders Grifols continually integrates the interests and views of its stakeholders into its corporate strategy and business model, recognizing the crucial role they play in its long-term success. To this end, Grifols fosters trust-based relationships and effective dialogue, enabling it to identify the most relevant stakeholder issues and emerging sustainability trends. More information on how Grifols addresses the interests and views of its stakeholders: “Double Materiality” section. Our stakeholders MANAGEMENT OF RELATIONSHIPS WITH STAKEHOLDERS COLLABORATION ● We foster collaboration with our stakeholder groups to advance our purpose and progress on achieving Grifols 2030 Agenda objectives. DIALOGUE ● We encourage the participation and involvement of our stakeholders by offering platforms for dialogue and forums that foster active listening. CONTINUOUS IMPROVEMENT ● We routinely review stakeholder relationship mechanisms to ensure they respond as efficiently as possible to their current needs. TRANSPARENCY ● We assure transparency in stakeholder relations and financial and non-financial disclosures by sharing truthful, relevant, complete, comparable, clear, up-to-date and useful information. The primary reporting platforms on Grifols activities include the Integrated Annual Report; quarterly earnings presentations; specific reports, primarily those generated to comply with legal requirements in the U.S., where Grifols securities are also traded (20F); publications on global and local websites; and social media outlets (LinkedIn). COMMITMENT ● Grifols provides information to its stakeholders in a clear, concise and ethical manner. Primary communication channels with stakeholders Grifols has identified and implemented appropriate communication channels to ensure open dialogue with stakeholders, stay aligned to their needs and expectations, and encourage interaction. The following table provides an overview of the company’s communication outlets for its various stakeholder groups: Patients and patient organizations Grifols has open lines of communication through electronic and phone-based channels. The company contacts patient associations every month to discuss topics of interest and provide updates on its activity. In addition, it occasionally organizes meetings and visits to Grifols’ corporate headquarters, production facilities and museums. Plasma donors Grifols informs plasma donors via its website, educational videos and surveys to discern their level of satisfaction with the company and identify areas for improvement. Clients Grifols engages with customers (public and private sector; wholesalers, distributors, group purchasing organizations (GPOs), blood banks, hospitals, and healthcare institutions (public health/social security systems) to provide clear and comprehensive information all of its products. Regulatory bodies Grifols utilizes formal channels to communicate with regulators such as the FDA, EMA, AEMPS, and other regulatory authorities on matters related to clinical trials, authorizations for plasma donation centers, validation of production facilities and other clearances for the sale of plasma-derived therapeutic treatments, including new medicines and indications. Non-plasma suppliers Formal communication channels are utilized during certification, evaluation and auditing processes, while informal channels are used for day-to-day communication. Local communities and NGOs Grifols collaborates with various NGOs through its foundations and directly by supporting diverse community initiatives in its markets of operation.

2024 Non-Financial Information Statement and Sustainability reporting 14 General Environment Social Governance Annexes Our stakeholders Media outlets Grifols maintains transparent communication with journalists and other media representatives. The company issues press releases to announce significant events, including quarterly and annual results, and hosts at least one meeting per year in conjunction with its General Shareholders’ Meeting. Scientific community and research partners Collaboration with research partners and scientific institutions is crucial to Grifols’ continuous innovation in both products and processes. The company’s engagement with the scientific community includes participation in R&D projects, strategic investments and active involvement in industry associations. Financial community Grifols discloses relevant information in accordance with the legal requirements set by regulators and the securities markets on which it is listed (CNMV, SEC, NASDAQ, ISE), using the appropriate channels for each entity. The company also engages with shareholders, investors, analysts and other stakeholders by organizing and attending meetings, including the General Shareholders’ Meeting, business gatherings, analyst calls and roadshows. Grifols publishes an annual report, quarterly reports and press releases on its corporate website, which are accessible to interested parties through subscriptions to distribution lists, when necessary. Grifols holds an annual meeting exclusively for analysts and investors featuring more in-depth presentations. The company also offers a dedicated email channel for the investment community to send feedback and queries. Human resources Grifols maintains an employee intranet that is continuously updated, along with viewing screens in several facilities displaying general interest information. The company also publishes an employee magazine and organizes semi-annual meetings, while leveraging other communication channels and informal outlets. The Human Resources team periodically conducts a climate survey to gain deeper insights into workforce needs. It also has dedicated email channels for both human-resource queries and sustainability-related issues. Institutional entities The company establishes relationships with institutional bodies, trade groups and other professional organizations through both formal and informal channels. These interactions include the organization of forums, congresses and other business-related meetings. Grifols provides more information on its communication with key stakeholders at the beginning of each section of its Non-Financial Information Statement and Sustainability reporting, in accordance with each stakeholder group addressed in each ESRS.

2024 Non-Financial Information Statement and Sustainability reporting 15 General Environment Social Governance Annexes Double materiality Aware of its far-reaching impact on the environment, Grifols places great emphasis on responsible business conduct. To this end, sustainability risk analysis has become a core component of its global risk management. Environmental, social and governance factors are intricately linked to traditional business risks and can significantly influence the company’s development. Grifols has incorporated ESG risks into its global risk map1 in reflection of their strategic relevance to the company. As part of this commitment, Grifols conducted a double materiality analysis for the second consecutive year. In alignment with the new European Corporate Sustainability Reporting Directive (CSRD), this approach enables Grifols to identify the significant impacts it has on the environment and society, as well as the external risks and opportunities that could materially affect its financial performance. 1. More information: “Risk management and control” in the “Governance” chapter. Double materiality Five-step methodology Context analysis Identification of IROs Assessment of IROs Validation of results at the highest level of the organization Stakeholder engagement PLANET & SOCIETY Impact materiality How we influence the world Financial materiality How the world influences us Double materiality

2024 Non-Financial Information Statement and Sustainability reporting 16 General Environment Social Governance Annexes Double materiality 1. Context analysis A comprehensive analysis of Grifols’ global business model is crucial to effectively identify and assess its impacts, risks, and opportunities (IROs). In the initial phase, the company’s activities–both internal and across the value chain (upstream and downstream)–were thoroughly mapped. Simultaneously, stakeholders who may be impacted by or have influence on the company’s operations were identified. This information is essential for developing a robust double materiality analysis. For more information on Grifols’ business model and value chain, see the section Understanding Grifols 2. Identification of impacts, risks and opportunities (IROs) The objective of this phase is to determine the impacts that Grifols’ activities generate or could generate on the environment and society, both directly and indirectly (across its value chain). Additionally, it identifies the risks and opportunities in the external environment that could affect the company from a financial perspective, taking into account the following information: ● External information from the ILO, WHO and other reliable sources, as well as direct involvement of external stakeholders. ● Internal information from Grifols, derived from previous impact and risk assessments on specific topics, including the 2024 Climate Risk and Opportunity assessment and the 2023 due Diligence Process. Also considered were insights from conversations and interviews with various Grifols departments. More information: “Stakeholders” section. 3. Assessment of identified impacts, risks and opportunities (IROs) The materiality of the previously identified IROs is assessed in this phase in line with the criteria defined in ESRS 1-General Requirements of the CSRD. The indicators applied differ depending on whether the assessment focuses on impacts or on risks and opportunities. In either case, the values for each indicator–such as probability or severity–are determined by considering both the aforementioned internal and external information. The risk assessment is carried out using the following indicators as a base: ● The likelihood of the impact’s occurrence (where 10% is very unlikely and 90% is very likely). The assessment does not consider current impacts as they are already occurring. In accordance with best practices, this indicator is not evaluated for human rights-related impacts in order to give greater weight to severity. ● The severity of impacts takes into account: – Scale: analyzes the seriousness or benefit of each impact (where 1 is very unlikely and 5 is very serious/beneficial). – Scope: examines the extension of the impact in terms of the number of people affected or the magnitude of the environmental damage (where 1 is an impact on a specific sector and 5 represents extensive impact). – Irremediability: evaluates the degree of difficulty involved in counteracting or correcting the resultant damage (where 1 requires short and quick action, and 5 represents an irremediable impact). This variable does not apply in the case of positive impacts. The assessment of risks and opportunities is carried out using the ERM2 Risk Assessment Model and includes: ● Likelihood of occurrence ● Potential magnitude of the financial effects of each risk and opportunity (where 1 is very little and 5 is high). The analysis of the financial impact was conducted considering qualitative criteria and factors. 2. Enterprise Risk Management More information on risk management and control: “Governance” chapter., More information on the ERM Risk Assessment Model: “Risk Management and control” chapter. 4. Stakeholder engagement For Grifols, incorporating the interests and views of its stakeholders into its business strategy is essential. To this end, their integration in its identification and assessment processes is also key. Stakeholder interests and views are considered from three perspectives: ● Continuous dialogue: Given the importance of stakeholder communication, Grifols maintains ongoing communication with all relevant groups, as outlined in the “Stakeholders” section. ● Specific actions: In addition to maintaining continuous dialogue, Grifols spearheaded a series of initiatives in 2024 to gain a deeper understanding of its stakeholders’ needs and interests. These included: – Workshops for Grifols’ employees in Spain – Employee interviews in the United States – Surveys for plasma donors – Meetings with Grifols’ employees who hold relevant positions or have expertise in the topics under analysis, including the Environment, Corporate Affairs, Human Resources, Global Procurement, Enterprise Risk Management and Internal Audit departments.

GRIFOLS
General
Double materiality
Environment | Social | Governance | Annexes

- **Consultation of documentation from independent experts:** Stakeholder viewpoints were integrated by analyzing reports and communications from a range of representative organizations, including plasma donors, patients, employees, public health systems, foundations, NGOs and local communities. The following organizations and documents were reviewed:
  - Core provisions of the International Labour Organization (ILO)
  - Donor and patient resources from the Plasma Protein Therapeutics Association (PPTA)
  - Public information disclosed by the World Health Organization (WHO) on national health systems, with a focus on the U.S. and Europe
  - Public disclosures by the World Federation of Hemophilia
  - Public disclosures by the American Liver Foundation
  - Public information from the International Patient Organisation for Primary Immunodeficiencies (IPOPI)
  - Public information on the sector's contribution to sustainability from international analysts (MSCI, S&P Global, etc.)
  - Media impact analysis on communication outlets, with an emphasis on the local communities where Grifols operates
  - Results from Grifols' most recent global employee survey

5. Validation of results at the highest level of the organization.

The final results of the analysis were presented and approved by the Sustainability Committee, Appointments and Remunerations Committee and Grifols Board of Directors of Grifols.

Results of the double materiality analysis

Each CSRD (Corporate Sustainability Reporting Directive) topic and sub-topic encompasses the impacts, risks, and opportunities that are material to Grifols' activity. These material topics and sub-topics can be identified based on the IROs that define each area.

Information on the material IROs of each sub-topic: consult specific chapter

Grifols' double materiality matrix in 2024


Impact Material
18
19
21
22
23
24
25
29
33
34
35
Double Material
2
3
5
11
17
20
26
30
31
32
36
38
39
Non Material
4
6
7
8
9
10
12
13
14
15
16
27
28
Financial Material
1
37
Impact materiality
Financial materiality

Environmental

E1	1	Climate change adaptation
	2	Climate change mitigation
	3	Energy
E2	4	Pollution of air
	5	Pollution of water
	6	Pollution of soil
	7	Pollution of living organisms and food resources
	8	Substances of concern
	9	Substances of very high concern
	10	Microplastics
E3	11	Water
	12	Marine resources
E4	13	Direct impact drivers of biodiversity loss
	14	Impacts on the state of species
	15	Impacts on the extent and condition of ecosystems
	16	Impacts and dependencies on ecosystem services
E5	17	Resources inflows, including resource use
	18	Resource outflows related to products and services
	19	Waste

Social

S1	20	Working conditions
	21	Equal treatment and opportunities for all
	22	Other work-related rights
S2	23	Working conditions
	24	Equal treatment and opportunities for all
	25	Other work-related rights
S3	26	Communities' economic, social and cultural rights
	27	Communities' civil and political rights
	28	Rights of indigenous peoples
S4	29	Information-related impacts
	30	Personal safety
	31	Social inclusion of consumers

Governmental

G1	32	Corporate culture
	33	Protection of whistle-blowers
	34	Animal welfare
	35	Political engagement
	36	Management of relationships with suppliers including payment practices
	37	Corruption and bribery

Other

Entity specific	38	Innovation
	39	Cybersecurity

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General
Double materiality
Environment | Social | Governance | Annexes

GRIFOLS' PRIORITY MATERIAL ISSUES

Topic	Patients and healthcare professionals (S4)	Climate change (E1)	Plasma donors and donor communities (S3)
Sub-topics	Impacts related to information (29) Personal safety (30) Social inclusion of consumers (31)	Adaptation to climate change (1) Mitigation of climate change (2) Energy (3)	Communities' economic, social and cultural rights
Material IROs*	• Responsible and transparent business conduct (I+) (SP) • Improvement in patients' well-being (I+) (SP) • Quality and safety of products and services (I-) (R) • Intensification of health policies and other regulations (R) • Access to treatments and diagnostics (I+-) (R) • More sustainable healthcare systems (I+) (OO)	• Increase in extreme weather events (R) • Contribution to climate change through GHG emissions from scopes 1, 2, and 3 (I-) (OO) (SP) • Non-compliance with climate goals or legal requirements (R) • Non-renewable energy consumption (I+-) (OO) Insufficient energy supply (R)	• Health and well-being of plasma donors and their communities (I+-) (OO) (SP) (R) • Contribution to communities' local and social development (I+) (OO) (SP)
Why is it material?	Grifols, through its products, has a profound impact on patients' lives. The company's ability to provide safe, effective and accessible treatments is crucial to public health.	Climate change presents a challenge with far-reaching implications for Grifols. At the same time, the company can potentially make a significant contribution to mitigating climate change mitigation through improvements in operational efficiency, the adoption of renewable energy, and the development of sustainable products and processes.	Grifols operates in a complex and dynamic environment characterized by significant risks and opportunities linked to the availability of plasma and the well-being of donor communities.
Impact on the company	Grifols' commitment to patient health and the satisfaction of healthcare professionals is essential for its long-term growth and sustainability. Product quality and safety-related risks, as well as those arising from potential regulatory changes, must be carefully managed to mitigate any potential financial impacts.	Grifols can contribute to a more sustainable future by integrating sustainability into its core business strategy. Nevertheless, climate change also presents significant risks to Grifols' operations. Extreme weather events and emissions-related regulatory changes may impact its financial performance and operational resilience.	Grifols has the potential to generate significant positive impacts by creating jobs and contributing to public health through its life-saving therapies. At the same time, plasma shortages and risks to plasma donors' health pose threats to the company's operations. By proactively addressing these challenges, Grifols can help ensure the long-term sustainability of its business.
Business strategy	The management of the impacts, risks and opportunities of Grifols' activities on patients and healthcare professionals is outlined in "Patients and Healthcare Professionals." This section includes a description of the policies and actions implemented to promote patient well-being, ensure access to treatments and other initiatives undertaken in this regard.	The management of the impacts, risks and opportunities related to climate change is outlined in the "Climate Change" section, which includes a description of the policies and actions established to address this topic.**	The management of the impacts, risks and opportunities related to this topic is outlined in the "Donors and Donor Communities" section, which includes a description of the policies and actions established to ensure the health of plasma donors and advance community development.
Integration in risk management	The risks identified regarding this material topic are fully integrated into the company's ESG risk management system. For more details, see "Patients and Healthcare Professionals" section.	The risks relating to climate change are fully integrated into the company's risk management system. The identified risks and the actions designed for their mitigation are developed further in the "Climate Change" section.**	The risks identified regarding this material topic are fully integrated into the company's ESG risk management system. These risks are further developed in the "Donors and Donor Communities" section.
Performance metric (2030 objective)	• Biopharma claims ratio (maintain below 1/50,000) • Number of critical deficiencies identified by external authorities (maintain below 1) • Financial donations to support patient programs (EUR 18M/year)*** • Clotting factor donations through the FMH agreement (240M IU)*** • Product and medicine donations for emergency relief through Direct Relief (USD 1M)***	• Absolute scope 1 and 2 GHG emissions (42% reduction compared to 2022. Science-based target)**** • Absolute scope 3 GHG emissions (25% reduction compared to 2022. Science-based target)***** • GHG scope 1 and 2 emissions per unit of production (55% reduction compared to 2018)*** • Energy efficiency per unit of production (15% increase compared to 2018)*** • Electricity consumption from renewable sources (100%)*** These objectives and targets are also incorporated in Grifols' three-year corporate environmental program.*****	• Number of social initiatives and their investment (50% increase compared to 2020 and 2021, respectively) • Percentage of social initiatives dedicated to STEM scholarships for women (25%) • Resources allocated to the José Antonio Grifols Lucas Foundation (10% increase compared to 2020) • Resources dedicated to scholarships and activities carried out by the Victor Grifols i Lucas Foundation (10% and 20% increase, respectively, compared to 2020)
Executive variable compensation	Among other factors, executive variable compensation is subject to financial and non-financial metrics and parameters, including a specific metric linked to the achievement of ESG objectives. In 2024, 10% of the variable compensation is tied to ESG factors, with 25% related to environmental, 40% to social and 35% to governance factors.******		

*More information: See "Impacts, risks and opportunities" in the sections dedicated to each material issue.
**The impact of climate change on Grifols and its management is specifically addressed in the "Risk and Opportunities Management Related to Climate Change" report.
***Objectives integrated in Grifols 2030 Agenda. For more information on its progress and milestones, see "Grifols 2030 Agenda" in "Understanding Grifols."
****Objectives approved by the SBTi initiative. For more information, consult the section "Objectives to reduce emissions approved by the SBTi in the "Environment" chapter.
*****More information: see "Climate change mitigation under the 2023-2026 Environmental Program" in "Environment".
****** For more information, please refer to the Board of directors remuneration policy, Annual Corporate Governance Report and Directors' Remuneration Report in www.grifols.com; also see "ESG criteria in long-term compensation" section of this report.

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

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2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 19 General Environment Social Governance Annexes About this report This report has been prepared in accordance with the current legislation for a Non-Financial Information Statement (see Annex - Index of the content required by Law 11/2018, of December 28). The Board of Directors of Grifols, S.A. has formulated the Non-Financial Information Statement and Sustainability reporting for the 2024 financial year as a separate document and integral part of the Consolidated Management Report and as a separate document from the consolidated annual accounts. This report includes the impact of the group’s activity with respect to environmental and social issues; respect for human rights; initiatives relating to the fight against corruption and bribery; and those relating to personnel, including the measures, if any, adopted to favor the principle of equal treatment and opportunities between women and men, non-discrimination and inclusion of people with disabilities and accessibility. The company has considered the requirements of Directive 2022/2464/ EU (CSRD1 ), taking as a reference the set of standards, principles, and criteria related to sustainability information established in the European Sustainability Reporting Standards (ESRS) and other requirements applicable to the entity originating from Spanish legislation and directly applicable European regulations, including the requirements on Taxonomy contemplated in Article 8 of Regulation (EU) 2020/852 on taxonomy. (See Annex - Index of disclosure requirements in ESRS covered by the Sustainability statement (ESRS 2 – IRO-2)). Grifols followed a double materiality approach in this report, analyzing the materiality of the requirements of Law 11/2018, considering the opinion of its main stakeholders and adhering to the new CSRD requirements. About this report Bases for the preparation of the Non-Financial Information Statement and Sustainability reporting Perimeter and scope of the report This report covers the period from January 1 to December 31, 2024, corresponding to Grifols’ fiscal year. For the purposes of this report, Grifols S.A. and all its subsidiaries are considered as “Grifols2 ”. The reported information includes all dependent companies with a stake greater than 51% or under control according to the IFRS definition as reflected in the Consolidated Financial Statements. Biotek America LLC, a joint operation between Grifols and Immunotek GH LLC, has not been included in the scope of this report due to the Group’s lack of sufficient non-financial and sustainability information regarding this entity. As of December 31, 2024, this company operates 14 plasma centers3 .. The Group will take the necessary steps to include information on the locations (14 plasma centers) of Biotek America LLC in the report to be prepared following its planned acquisition during 2025 (see Notes 10 and 34 of the consolidated financial statements). In relation to the Non-controlled entities by Grifols, S.A. - Grifols Egypt for Plasma Derivatives (S.A.E.), Medcom Advance, S.A., BioDarou PLC and Shanghai RAAS Blood Products Co. Ltd.– have been considered in the calculation of the environmental footprint. Except as indicated above, this report covers Grifols’ main business units4 : Plasma Procurement and Biopharma5 , Diagnostic, Bio Supplies and Others, which together account for 100% of the group’s turnover. These business units integrate all the key operations of the group’s value chain, from procurement (including plasma collection) and manufacturing, to affiliates. Regarding value chain operations for which information was not available and could not be estimated, Grifols has applied the three-year moratorium provided for in the Transitional Provision of Article 5 of the CSRD Directive, which allows companies a period of adaptation before fully implementing the new reporting requirements. 3. The 14 plasma centers of Biotek America LLC represent 3.39% of the total number of plasma centers owned by the Group as of December 31, 2024. 4. For more details on Grifols’ main business units, please refer to the section “Understanding Grifols”. 5. The Plasma Procurement and Biopharma business unit corresponds to the Biopharma segment as described in Note 5 of the consolidated financial statements. 1. This regulation complements Directive 2013/34/EU regarding the disclosure requirements on sustainability information. 2. A list of Grifols’ subsidiaries can be found in Appendix I of the Consolidated Annual Accounts for the fiscal year ended December 31, 2024.

2024 Non-Financial Information Statement and Sustainability reporting 20 General Environment Social Governance Annexes About this report Grifols believes that this report provides a fair and balanced view of the company’s economic, environmental, and social performance. While there are certain exceptions to the scope, as detailed above, these do not materially impact the consolidated indicators and therefore should not affect the reader’s assessment of the company’s performance. For a comprehensive understanding of the information in this report, please consider the following additional points. “Environment” chapter The data provided in this section represents Grifols’ total production and commercial activities with the exception of commercial subsidiaries with fewer than 10 employees. Since most of Grifols’ manufacturing facilities are located in the United States and Spain, the environmental information included in this section is classified by division and region as U.S., Spain and rest of the world (RoW). “Social” chapter Grifols included figures for the last two years classified by gender (female, male, non-binary and not declared), age and region (U.S., Europe and RoW) in all cases where historical figures were available. Europe includes Austria, Czech Republic, France, Germany, Ireland, Italy, Poland, Portugal, Spain, Sweden, Switzerland and the United Kingdom. The scope of the indicators related to remuneration includes the workforce in the United States, Spain, Germany and Ireland. The data provided by Grifols regarding training hours represents 98,1% of the total workforce as of December 31, 2024. It includes all companies within the group except for Plasmavita Healthcare, Alkahest Inc, GigaGen Inc, Grifols Inn and New Technologies, and Haema Plasma Kft. Indicators for absenteeism, people with disabilities and accident rates are limited to data from the United States, Spain, Ireland and Germany. Comparability Regarding comparability, for the data reported on the Biotest group, the performance data of this company, particularly regarding human resources and the environment, is presented in separate tables to allow for comparability with previous years’ data. Within the tables titled “Grifols”, the following considerations should be taken into account: (1) the 2023 tables include the wholly-owned subsidiaries acquired in 2023: Biotest France SAS, Biotest UK Ltd., Biotest Italy S.r.l., Biotest Farmaceutica Ltda., and Biotest Medical S.L.U. (2) In 2024, the aforementioned companies, except for Biotest UK Ltd., have merged with other Grifols companies. Biotest AG annually publishes a set of management approaches and key policies on its corporate website. Additionally, in the sections where historical data appear, figures for the last three fiscal years (2022-2024) have been included where available. The historical data presented in this report have not been recalculated to adjust for changes in perimeter that have occurred in each fiscal year or the application of the CSRD framework. Governance Grifols’ sustainability governance is led by its Board of Directors. The company’s Sustainability Committee, established by the Board, ensures adherence to principles and commitments related to environmental, social and governance responsibilities. The governance processes, controls and procedures established by Grifols to manage, oversee and monitor sustainability matters are outlined in the “Governance” chapter. These include: ● The roles of management, executive and supervisory bodies ● Information provided to these bodies and the sustainability matters they address ● The integration of sustainability performance into incentive systems, which is covered in both the “Governance” and the “Our People” chapters

2024 Non-Financial Information Statement and Sustainability reporting 21 General Environment Social Governance Annexes About this report Risk management and internal controls for sustainability information disclosure Grifols manages the risks and internal controls related to sustainability information disclosure through a comprehensive approach, with an emphasis on transparency, quality, reliability and alignment with internationally recognized standards. In 2022, Grifols introduced a systematized reporting tool that has significantly enhanced the methodological rigor in the collection, support and validation of data. The structure and content of the sustainability report, which includes the Statement of Non-Financial Information and consolidated sustainability information, are reviewed and approved by the Sustainability Committee, the Appointments and Remunerations Committee and the Board of Directors. In terms of environmental reporting, Grifols has a standard operating procedure (SOP) which establishes the systematic approach to data collection, in which each user has a defined role: contributors provide the data, approvers validate it and administrators manage the system. In addition, internal audits are carried out to monitor the correct implementation of the process, which applies to all Grifols companies worldwide with more than 10 employees in offices, or where the company has more than a 50% shareholding. This procedure has been optimized with the implementation of software designed to collect and manage data in an efficient and structured manner. This system enables the preparation of the 2024 Non-Financial Information Statement and Sustainability reporting, as well as other internal and external reports. In 2025, Grifols is developing its Global Reporting Manual, with the aim of standardizing and improving the reporting process for non-financial and sustainability information. This manual will provide clear guidelines to ensure transparency and consistency in the disclosure of environmental, social and governance (ESG) data. Core elements of due diligence Section in the sustainability statement a) Embedding due diligence in governance, strategy and business model General Information and Governance b) Engaging with affected stakeholders in all key steps of the due diligence General Information, Environment, Social and Governance c) Identifying and assessing adverse impacts General Information d) Taking actions to address those adverse impacts General Information, Environment, Social and Governance e) Tracking the effectiveness of these offorts and communicating General Information, Environment, Social and Governance

CONTENIDOS Environment Environmental management 23 A cross-cutting and comprehensive approach 23 The internal regulatory framework - key policies 24 Certified Environment Management System 24 Environmental governance 25 Resources allocated to environmental management 26 Key performance indicators of environmental management 27 EU Taxonomy 28 Context and main conclusions 28 Taxonomy Framework 29 EU Taxonomy Key performance indicators 31 Climate Change - ESRS E1 37 Impacts, risks and opportunities 37 Climate Change adaptation 41 Climate Change mitigation 41 Energy consumption and energy mix 45 Key performance indicators of Climate Change 48 Pollution - ESRS E2 56 Impacts, risks and opportunities 56 Grifols’ comprehensive approach to pollution management 57 Water pollution 58 Wastewater and discharge management 59 Key performance indicators of Pollution 59 Water resources - ESRS E3 61 Impacts, risks and opportunities 61 Water is an essential resource for Grifols 62 Water withdrawal and consumption 63 Key performance indicators of water 64 Biodiversity - ESRS E4 69 Grifols’ biodiversity management 69 Biodiversity protection and conservation programs 70 Circular Economy - ESRS E5 71 Impacts, risks and opportunities 71 Resource inflows: raw material consumption 74 Resource outflows 75 Waste management 76 Key performance indicators of Circular Economy 77

2024 Non-Financial Information Statement and Sustainability reporting 23 General Environment Social Governance Annexes Environmental management Grifols’ Environmental Management Eco-efficiency ● Integration of environmental criteria into the design of new projects, products and services, and the review of existing ones. ● R+D departments of ISO 14001-certified companies and Grifols’ engineering project teams assess the most eco-efficient alternatives for new and existing products and projects, in line with the company’s established procedures and regulatory requirements. ● Use of Grifols’ “Guide to Environmentally Responsible Packaging and Container Design”. Prevention ● Regular reviews of preventive measures to minimize potential environmental risks. ● Routine emergency and incident drills for environmental impacts at certified production plants. ● Targeted environmental training. Regulatory compliance ● Implementation of legislative monitoring systems and regular compliance reviews in certified companies. Proactive short- and long-term action plans ● Six environmental commitments outlined in Grifols 2030 Agenda. ● Commitment to achieving net-zero emissions by 2050 (scopes 1 and 2). ● Short-term emissions reduction targets approved by SBTi in 2024, with a 2030 target. ● 2023-2026 Corporate Environmental Program. Environmental communication and awareness ● Reinforcing communication channels with key stakeholders. ● Internal and external communication protocols. ● More than 3,600 hours of training, education and awareness activities on environmental management and conservation in 2024, including company-wide guidance on waste management, water use and electricity consumption. Grifols’ environmental management framework is focused on climate change, pollution, water resources, biodiversity and the circular economy. The company takes a holistic, integrated approach centered on eco-efficiency and prevention, regulatory compliance and proactive planning for both short- and long-term sustainability. This strategy is reinforced by a staunch commitment to environmental awareness and transparent communication. To support effective implementation, Grifols established an internal regulatory framework and an ISO 14001-certified environmental management system, applied across its production facilities. A cross-cutting and comprehensive approach

GRIFOLS
General | Environment Environmental management | Social | Governance | Annexes

The internal regulatory framework – key policies

- **GLOBAL RISK MANAGEMENT POLICY**: Defines the environmental, social and corporate governance (ESG) risks that may impact the organization, including climate change. Environmental risk management is integrated in the company's multidisciplinary risk management process.
- **SUSTAINABILITY POLICY:** Establishes the organization's core environmental and social responsibility principles and commitments, and serves as a framework for their full integration into the business model.
- **ENVIRONMENTAL POLICY:** Defines company-wide guidelines, principles and commitments in order to monitor and mitigate its environmental impact.
- **CLIMATE ACTION POLICY:** Outlines Grifols' specific commitments to climate action.
- **ENERGY POLICY:** Defines corporate objectives in Grifols Environmental Management System, including eight key commitments to minimize energy demand and promote the use of renewable energies.
- **BIODIVERSITY POLICY:** Establishes Grfiols' commitments to biodiversity conservation and protection, ensuring a strategy that aligns with broader sustainability objectives across its areas of operation and influence.

Certified Environment Management System

Grifols implements an ISO 14001-certified environmental management system for its main production facilities to identify and comply with all applicable environmental legislation; recognize the environmental impacts of its processes and products; implement necessary prevention and corrective measures; and establish objectives to boost its environmental performance. This standardized global system includes the corporate environmental manual, which offers an organization-wide framework for Grifols' environmental management.

All certified companies and those in the process of certification have an environmental committee led by their respective senior management team. This is the highest decision-making body responsible for defining environmental guidelines, ensuring implementation and maintenance of the Environment Management System, including allocating human and financial resources.

By the end of 2024, 73% of Grifols' total production – excluding Biotest — was manufactured in ISO 14001-certified plants, and 70% of production workers operate in certified facilities.

Grifols prioritized the certification process of its largest production plants and is progressively certifying smaller facilities or those with a lower environmental impact. All certified plants undergo audits by the independent certification body TÜV Rheinland. Additionally, the company ensures its buildings and facilities are sustainably designed. In 2024, it continued to work toward LEED (Leadership in Energy and Environmental Design) certification for its new production facilities in Montreal, Canada. LEED is the world's largest scale green building rating system.

In 2024 Grifols was awarded a B-rating by the Carbon Disclosure Project Climate Change. The world's leading environmental disclosure platform, CDP annually assesses corporate climate strategies and performance. In line with its commitment to transparency with stakeholders, Grifols also participated in the CDP Water Report in 2024.

	MANAGEMENT	SUSTAINABLY DESIGNED AND ECO-EFFICIENT FACILITIES			
	ISO 14001	ISO 50001	LEED CERTIFICATION*	GREEN GLOBES**	ZERO WASTE TO LANDFILL***
SPAIN	All manufacturing, engineering, logistics and commercial companies		Corporate headquarters in Barcelona		
USA	Biopharma facilities in Clayton (NC), Offices in Raleigh (NC), Diagnostic facilities in Emeryville (CA)		Clayton (NC) office building Clayton (NC) raw materials warehouse	Clayton (NC) Purification and filling plant Clayton (NC) fractionation plant	Clayton (NC) production plant
CANADA			Fractionation plant and albumin New Montreal production plant (under construction to meet LEED requirements)		
BIOTEST		Dreieich (Germany) production facilities			

* Leadership in Energy and Environmental Design.
** Green Globes certified by the Green Building Initiative.
*** Zero Waste to Landfill, awarded by Underwriters Laboratories (UL).

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2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 25 General Environment Social Governance Annexes Environmental management Board of Directors Sustainability Committee Sustainability Steering Committee Corporate Risk Committee Environmental Committee Environmental governance Grifols’ Board of Directors establishes a range of commitments to minimize environmental and climate risks and oversees their management, in addition to approving the Corporate Risk Policy, Sustainability Policy and other policies related to the environment, climate action, energy and biodiversity. Given its strategic importance, the Environmental Policy is signed by Grifols’ CEO. The Executive Committee regularly monitors Grifols’ environmental performance and public reporting, including key climate-change indicators and actions, as well as financial risk and impact assessments associated with climate change. The Sustainability Committee, Sustainability Steering Committee and Environment Committee drive and direct the implementation of the environmental objectives defined in Grifols’ Sustainability Master Plan and environmental programs. The Chief Industrial Services Officer (CISO), a member of the Executive Committee and Environment Committee, reports regularly to the CEO on the status of Grifols’ environmental performance. The CISO also approves the Energy Policy, environmental program and allocation of economic and human resources to meet established environmental objectives. With regard to remuneration policies and performance indicators, the Energy Manager receives incentives tied to the increase in renewable energy procurement through Power Purchase Agreements (PPAs). Finally, the Corporate Risk Committee, which reports to the Board of Directors, develops and oversees the risk management model, ensuring an integrated approach to managing environmental risks and promoting sustainable business practices. “ Grifols’ robust governance framework oversees the management of environmental impacts, risks and opportunities. PROVISIONS AND GUARANTEES FOR ENVIRONMENTAL RISKS Grifols’ civil liability insurance policy covers accidental environmental pollution, defined as the disturbance to the natural state of the air, water, soil, flora or fauna (or any other situation classified as environmental pollution under applicable legislation) caused by emissions from its facilities as a result of single, sudden and unforeseen events. Grifols’ liability extends to all its companies, production facilities and offices in all its regions of operation. In 2024, Grifols no environmental-related financial penalties were issued in relation to adverse environmental impact. At Grifols, the control, prevention and management of environmental risks is articulated through a global strategy. All of the company’s ISO 14001-certified facilities operate under an environmental management system to minimize and mitigate environmental risks, including those derived from its operations (anthropogenic activity) and those produced by natural events (natural), such as extreme weather and climate-related phenomena. Each facility has site-specific self-protection plans that define the necessary actions in the event of an environmental emergency and establish the designated teams responsible for their implementation. Relevant training is provided for all those involved in environmental risk management in accordance with Grifols’ continuous development plan.

GRIFOLS
General | Environment Environmental management | Social | Governance | Annexes


EUROPE
Spain
Poland
Czech Republic
Germany
Switzerland
France
United Kingdom
Ireland
Portugal
Italy
Slovakia
NORTH AMERICA
Canada
U.S.
LATIN AMERICA
Mexico
Colombia
Brazil
Chile
Argentina
Dubai
India
China
Japan
Taiwan
Hong Kong
Thailand
Singapore
Indonesia
Australia
Industrial facilities

CORPORATE DEPARTMENT	SUBSIDIARY COORDINATORS	ENVIRONMENTAL COMMITTEES	ENVIROMENTAL TEAMS
1	18	11	4
Spain	Mexico, Brazil, Chile, Poland, Czech Republic, Germany Switzerland, France, United Kingdom, Ireland, Portugal, Italy, Japan, China, Hong Kong, Thailand, Singapore, Australia		U.S. (3) Spain

Resources allocated to environmental management

Resource allocation

EUR 44.2 M
in 2024*

EUR 111 M
in the last 3 years

*Includes costs and investments.

Investment in environmental assets

EUR 15.8 M

39% eco-efficiency

39% water cycle

2% waste management

20% miscellaneous projects

Environmental expenses

EUR 28.3 M

72% waste management

Grifols allocated significant resources to environmental activities as part of its commitment to progressively advance on its 2023-2026 Corporate Environmental Program objectives.

In 2024, the total resources allocated to mitigating its environmental impact increased by 35% compared to 2023. Investments more than doubled, following a year of financial restraint, while operating expenses remained stable.

For more information on resources allocated to environmental activities, see the tables at the end of this section

26

2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Environmental management | Social | Governance | Annexes

Environmental management key performance indicators

Environmental expenses and investments

ENVIRONMENTAL EXPENSES			
In thousands of euros	2024	2023	2022
Waste management	20,362.00	21,290.00	17,544.51
Water cycle	7,918.45	6,660.11	7,893.98
Reducing atmospheric emissions and energy	60.09	84.00	57.69
Others	0.00	0.00	290.63
Total	**28,340.54**	**28,034.11**	**25,786.81**

ENVIRONMENTAL EXPENSES - BIOTEST			
In thousands of euros	2024	2023	2022
Water cycle	0.00	1,594.00	0.00
Reducing atmospheric emissions and energy	287.08	0.00	795.30
Total	**287.08**	**1,594.00**	**795.30**

ENVIRONMENTAL INVESTMENTS			
In thousands of euros	2024	2023	2022
Waste management	262.57	427.11	2,275.40
Water cycle	6,246.45	518.46	1,263.40
Reducing atmospheric emissions and energy	6,157.45	2,575.37	1,502.60
Others	3,149.16	1,253.39	3,331.00
Total	**15,815.63**	**4,774.33**	**8,372.40**

ENVIRONMENTAL INVESTMENTS - BIOTEST			
In thousands of euros	2024	2023	2022
Water cycle	0.00	0.00	0.00
Reducing atmospheric emissions and energy	293.00	1,000.00	0.00
Total	**293.00**	**4,774.33**	0.00

27
2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Taxonomy | Social | Governance | Annexes

EU taxonomy of environmentally sustainable activities

Context and main findings

In 2020, the European Commission adopted the Taxonomy Regulation (EU) 2020/852. This regulation is one of the main actions of the European Union's Sustainable Finance Action Plan (SFAP), which is part of the European Green Deal. With this plan the European Union seeks to direct investment flows towards activities aligned with sustainable development and to contribute to the transition towards a greener and more sustainable economy

The Taxonomy is a classification system for determining whether an investment or economic activity is considered environmentally sustainable. In essence, it seeks to provide a common and transparent framework for companies and investors to assess and report on the environmental impact of their economic activities. Specifically, entities are asked to report on the proportion of the turnover of such large non-financial companies, their capital expenditure (hereafter "CapEx") or their operating expenses (hereafter "OpEx") associated with environmentally sustainable economic activities[1].

The Taxonomy covers various economic sectors and activities, setting out specific and detailed criteria for assessing their contribution to six environmental objectives:

- Climate change mitigation
- Climate change adaptation
- Sustainable use and protection of water and marine resources
- Transition to a circular economy
- Pollution prevention and control
- Protection and restoration of biodiversity and ecosystems

The Taxonomy Regulation is set out in various delegated regulations[2] and annexes that elaborate on the economic activities that can be considered sustainable in relation to the six environmental objectives mentioned above. And it details the technical criteria that activities must meet to determine their significant contribution to any of the six objectives, as well as the criteria for assessing that the activity do not cause significant harm (DNSH) to any of the other environmental objectives.

In this context, the group has carried out an analysis of its economic activities to determine whether any of them can be considered environmentally sustainable. It has been concluded that, in 2024, the main business activity, the manufacture of medicines, is an eligible, non-aligned activity. Additionally, several economic activities not directly relating to its main activity were qualified as eligible under the Taxonomy due to their connection with incurred expenses or investments during 2024.

1. The Taxonomy Regulation establishes criteria for using figures related turnover, CAPEX, OPEX and turnover that differ from traditional concepts. For this reason, there may be disparities between the figures used to calculate the Taxonomy compared to those presented elsewhere in Grifols' report.
2. Delegated Regulation (EU) 2021/2178 specifies the content and presentation of the information to be disclosed by specifying the figures to be considered in relation to CAPEX, OPEX and turnover.

	Revenue (Turnover)	CapEx	OpEx
Eligibility in figures (EUR)	4,740,499,195	297,944,613	144,052,948
% Eligibility	65.73%	62.30%	72.15%
Alignment in figures (EUR)	0	78,436	0
% Alignment	0%	0%	0%

28 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS General Environment Taxonomy Social Governance Annexes

Methodology of Analysis

LIST OF GRIFOLS' ELIGIBLE ACTIVITIES FOR 2024

Target	Activity	Brief description according to the Regulation	Brief description according to Grifols' activity
Sustainable use and protection of water and marine resources	2.2 Urban waste water treatment	The operation of urban wastewater infrastructure, including treatment plants, sewer networks, storm water management structures, connections to wastewater infrastructure, decentralized wastewater treatment facilities, as well as treated effluent discharge structures	The Biopharma business unit's main production plants, located in Barcelona (Spain) and Clayton (North Carolina, USA), have on-site wastewater treatment plants to reduce COD before discharge to the public sewer. For more information see: "Water pollution".
Pollution prevention and control	1.2. Manufacture of medicinal products	Manufacture of medicinal products.	Grifols' core business, which consists of producing plasma-derived medicines and other solutions.
Protection and restoration of biodiversity and ecosystems	1.1. Conservation, including the recovery of habitats, ecosystems and species	Initiation, development and implementation, either independently or on commission or by contract, of conservation activities, including restoration activities to maintain or improve the conditions and trends of land, freshwater and marine habitats, ecosystems, and their related flora and fauna populations.	Grifols owns more than 120 hectares of protected forest in Clayton, North Carolina (U.S.) located near its production complex. More information: "Biodiversity protection and conservation programs."

First phase: eligibility analysis

To determine eligibility, the analysis focused on identifying economic activities contributing to key performance indicators (KPIs) – turnover, CapEx, and OpEx – that align with the activities specified in the Climate Delegated Act (2021/2139) and its amendments (2023/2485).

The main activity, manufacture of medicines, is described in the Taxonomy regulation. Specifically, it consists of activity 1.2. Manufacture of medicinal products, which falls under the environmental objective of Pollution prevention and control.

Additionally, other secondary economic activities of the company have been identified that are not directly related to its core business but are related to investments (CapEx) or expenditures (OpEx) made in 2024 and are therefore also considered eligible under the Taxonomy.

Second phase: alignment analysis

In accordance with the Taxonomy Regulation for the fiscal year 2024, the alignment of those activities that can contribute to one of the 6 objectives has been assessed. This assessment has been carried out taking into account the three conditions that an economic activity must meet to be considered environmentally sustainable:

- **Substantially contribute to at least one of the 6 objectives defined by the Taxonomy** (EU Regulation 2020/852 Arts. 10 to 16)
- **Do no significant harm to other objectives** (EU Regulation 2020/852 Art. 17)
- **Comply with minimum social safeguards** (EU Regulation 2020/852 Art. 18)

As a result of the alignment analysis, it has been concluded that Grifols' main activity is not aligned with the Taxonomy, and that it contributes to the objective "Sustainable use and protection of water resources" with one of its eligible secondary activities.

- **The main activity, 1.2 Manufacture of medicinal products,** is not aligned with the Taxonomy, as it does not meet the criterion of Not causing significant harm to the climate change mitigation objective. This is due to the fact that the production of plasma derivatives requires a multi-stage cold chain that starts with obtaining the raw material, passing through manufacturing and finally storage and dispatch of the finished product. Raw material procurement, transport and storage in Plasma Logistics Centres (PLC) is common to all blood products and is carried out at -30ºC/-35ºC. Climate change mitigation criteria require that pharmaceutical products requiring refrigeration use a refrigerant gas with a GWP of 150 or lower, this level of GWP can only be achieved with ammonia and/or CO_2 based solutions. This is the standard for Grifols' new facilities in a large part of the cold chain; however, to date, Grifols does not has any product which throughout its cold chain is manufactured 100%, at all stages, using refrigerant gases with a GWP of less than 150.

29 2024 Non-Financial Information Statement and Sustainability reporting

30 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Taxonomy ● The secondary activity, 2.2 Urban wastewater treatment, contributes to the objective; Sustainable use and protection of water resources and is considered environmentally sustainable. The above activity has been determined to be environmentally sustainable as the following points have been verified: 1. Compliance with the technical screening criteria for substantial contribution to the objective: Sustainable use and protection of water resources. 2. Compliance with the technical screening criteria to do not significant harm (DNSH) to the other environmental objectives, as established by EU Taxonomy for this activity in question. 3. Compliance with the Minimum Social Safeguards outlined in Article 18 of the Taxonomy Regulation” and in the “Social” and “Governance” sections of this document. Calculation of economic indicators Calculation of the percentage of turnover The calculation of the turnover ratio, as defined in Article 8(2)(a) of Regulation (EU) 2020/852, takes into account the proportion of turnover derived from products or services associated with economic activities deemed environmentally sustainable under the EU Taxonomy (numerator), divided by net turnover (denominator), as defined in Article 2(5) of Directive 2013/34/EU. Turnover includes income recognized by International Accounting Standard (IAS) 1, paragraph 82(a), adopted by Commission Regulation (EC) No. 1126/2008. In Grifols’ case, the numerator includes the sum of turnover (as reflected in the International Financial Reporting Standards adopted by the European Union (IFRS–EU) group 70) associated with accounts considered eligible from a taxonomy perspective. With regard to the numerator of the turnover KPI, Grifols has identified as eligible activity 1.2 Manufacture of medicinal products under the objective of Pollution prevention and control, and has therefore taken into consideration the income related to the manufacturing activities of plasma-derived products and other medicines produced almost entirely by the Plasma Procurement and Biopharma division. In addition, this year the group has further analyzed the companies engaged in the manufacture of medicines. As a result of this analysis, the figures corresponding to the economic activities of distribution and marketing of products, which in the 2023 taxonomy report were included in the “Manufacture of medicines” activity, have been excluded from the eligible activity 1.2. For this reason, the comparative figures reported in the 2023 taxonomy tables have been restated. The figure in the denominator of the taxonomy tables coincides with the total turnover included in the consolidated profit and loss account of the consolidated annual accounts of the Grifols Group3 .. Calculation of the CapEx percentage As stipulated in Article 8(2)(b) of Regulation (EU) 2020/852, the CAPEX ratio is calculated by dividing the numerator by the denominator, with the denominator representing the additions to tangible and intangible assets during the relevant period before depreciation, amortization and any possible revaluations, including those resulting from revaluations and impairments, corresponding to the relevant period, excluding changes in fair value. The denominator will also include additions to tangible and intangible assets resulting from business combinations. Regarding the numerator, it consists only of the aggregation of the CapEx of the activities considered eligible from a taxonomic point of view. For the activity of 1.2 Manufacture of medicinal products, the same considerations have been applied as previously explained in the point “Calculation of the percentage of turnover”. And the denominator corresponds to the total CapEx of the Grifols group, which includes investments in intangible assets, investments in property, plant and equipment and investments in assets for right of use 4 .. Calculation of the OpEx percentage In adherence to Article 8(2)(b) of Regulation (EU) 2020/852, the OPEX ratio is calculated by dividing the numerator by the denominator. The OPEX denominator includes direct non-capitalized costs related to research and development, building-renovation measures, short-term leases, maintenance and repairs, and other direct expenses linked to the daily maintenance of tangible fixed assets, whether performed by the company itself or by third-party subcontractors, to ensure their continued and effective operation. In this case, for the calculation of the OpEx indicator, the following have been considered: ● Direct non-capitalized costs associated with research and development. ● Short-term leases that have not been capitalized, ● Maintenance and repair costs. It should be noted that expenses related to the routine maintenance of tangible fixed assets, such as cleaning services or repairs to computer systems, were excluded from the numerator calculation, in accordance with Article 8 of the regulation and the accounting methodology adopted by Grifols for presenting these expenses. In line with the principle of prudence, expense accounts lacking sufficient detail to determine whether they were related to maintenance directly linked to the analyzed taxonomic activities, or other types of maintenance, were not considered eligible. Accordingly, the denominator of the indicator encompasses the expenditure composed of the three concepts described above, while the numerator is the expenditure only of the activities that have been recognized as eligible according to the established criteria. For the activity of 1.2 Manufacture of medicinal products, the same considerations have been applied as previously explained in the point “Calculation of the percentage of turnover”. 3. The sum of the denominator figure of the turnover tables included in “Results Grifols” and “Results Biotest” coincides with the turnover figure in the consolidated income statement of the consolidated annual accounts of the Grifols group for the year ended 31 December 2024. 4. Total Group CapEx (see Appendices III, IV and V attached to the consolidated financial statements)

GRIFOLS | General | Environment Taxonomy | Social | Governance | Annexes

Results of the Taxonomy 2024 analysis

The following tables show the data corresponding to the Turnover, CapEx and OpEx of Grifols' corresponding economic activities that comply with the European Taxonomy. Consistent with the rest of the Consolidated Statement of Non-Financial Information and Sustainability Information, Grifols presents the taxonomy tables for Grifols and Biotest separately.

Grifols Results

TURNOVER

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	Turnover (3)	Proportion of Turnover 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) turnover, 2023 (18)	Category enabling activity (19)	Category transitional activity (20
Text		EUR	%	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	4,247,003,344.00	63.21%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								68.80%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		4,247,003,344.00	63.21%	0%	0%	0%	63.21%	0%	0%								68.80%		
A. Turnover of Taxonomy eligible activities (A.1+A.2)		4,247,003,344.00	63.21%	0%	0%	0%	63.21%	0%	0%								68.80%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy non-eligible activities		2,471,794,187.00	36.79%																
TOTAL		**6,718,797,531.00**	**100%**																

31 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | **Environment** Taxonomy | Social | Governance | Annexes

CAPEX

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	CapEx (3)	Proportion o CapEx (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy-aligned proportion of CapEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
7.4 Installation, maintenance and repair of charging stations for electric vehicles in buildings (and parking spaces attached to buildings)	CCM 7.4	78,436.00	0.02%	N/EL	N/EL	S	N/EL	N/EL	N/EL	S	S	S	S	S	S	S	0%		
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		78,436.00	0.02%	0%	0%	0.02%	0%	0%	0%	S	S	S	S	S	S	S	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL. N/EL (f)	EL. N/EL (f)	EL. N/EL (f)	EL. N/EL (f)	EL. N/EL (f)	EL; N/EL (f)										
1.2Manufacture of medicinal products	PPC 1.2	262,523,450.72	61.94%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								50.80%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		262,523,450.72	61.94%	0%	0%	0%	61.94%	0%	0%								50.80%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		262,601,886.72	61.96%	0%	0%	0.02%	61.94%	0%	0%								50.80%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy non-eligible activities		**161,193,687.75**	**38.04%**																
TOTAL		**423,795,574.47**	**100%**																

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	0.02%	0%
PPC	0%	61.94%
CE	0%	0%
BIO	0%	0%

32 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Taxonomy | Social | Governance | Annexes

OPEX

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	OpEx (3)	Proportion of OpEx 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) OpEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	74,620,853.00	61.96%	N/EL	N/EL	N/EL	N/EL	N/EL	EL								60.96%		
1.1 Conservation, including restoration, of habitats, ecosystems and species	BIO 1.1	31,609.01	0.03%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.01%		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		74,652,462.01	61.98%	0%	0%	0%	61.96%	0%	0.03%								60.97%		
A. OpEx of Taxonomy eligible activities (A.1+A.2)*1		74,652,462.01	61.98%	0%	0%	0%	61.96%	0%	0.03%								60.97%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy non-eligible activities		**45,785,320.29**	**38.02%**																
TOTAL		**120,437,782.30**	**100%**																

	Proportion of OpEx/Total OpEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	0%	0%
PPC	0%	61.96%
CE	0%	0.00%
BIO	0%	0.03%

33
2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS

General | **Environment** Taxonomy | Social | Governance | Annexes

Biotest Results

TURNOVER

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	Turnover (3)	Proportion of Turnover 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) turnover, 2023 (18)	Category enabling activity (19)	Category transitional activity (20
Text		EUR	%	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S; N; N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)	EL, N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	493,495,851	100%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								71.28%		
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		493,495,851	100%	0%	0%	0%	100%	0%	0%								71.28%		
A. Turnover of Taxonomy eligible activities (A.1+A.2)		493,495,851	100%	0%	0%	0%	100%	0%	0%								71.28%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
Turnover of Taxonomy non-eligible activities		-	0%																
TOTAL		**493,495,851**	**100%**																

	Proportion of turnover/Total turnover	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	0%
CCA	0%	0%
WTR	0%	0%
PPC	0%	100%
CE	0%	0%
BIO	0%	0%

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | **Environment** Taxonomy | Social | Governance | Annexes

CAPEX

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	CapEx (3)	Proportion o CapEx (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Taxonomy-aligned proportion of CapEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S,N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	0%	0%	0.03%	0%	0%	0%	S	S	S	S	S	S	S	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL. N/ EL (f)	EL. N/ EL (f)	EL. N/ EL (f)	EL. N/ EL (f)	EL. N/ EL (f)	EL; N/ EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	34,042,463.00	62.58%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								59,81%		
4.1 Electricity generation using solar photovoltaic technology	CCM 4.1	7,793.00	0.01%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								1,35%		
4.25 Production of heat/cool using waste heat	CCM 4.25	279,282.15	0.51%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0,53%		
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	379,336.35	0.70%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0,71%		
6.6 Freight transport services by road	CCM 6.6	135,403.84	0.25%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								*		
7.2 Renovation of existing buildings	CCM 7.2	23,000.00	0.04%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								*		
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	156,882.74	0.29%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0,13%		
8.1 Data processing, hosting and related activities	CCM 8.1	318,565.00	0.59%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0,38%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		35,342,726.08	64.97%	2%	0%	0%	63%	0%	0%								64,03%		
A. CapEx of Taxonomy eligible activities (A.1+A.2)		35,342,726.08	64.97%	2%	0%	0%	63%	0%	0%								64,03%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy non-eligible activities		**19,051,820.07**	**35.03%**																
TOTAL		**54,394,546.15**	**100%**																

	Proportion of CapEx/Total CapEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	2%
CCA	0%	0%
WTR	0%	0%
PPC	0%	63%
CE	0%	0%
BIO	0%	0%

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GRIFOLS

General | **Environment** Taxonomy | Social | Governance | Annexes

OPEX

Financial year 2024	Year 2024			Substantial Contribution Criteria						DNSH criteria ('Does Not Significantly Harm')									
Economic Activities (1)	Code (2)	OpEx (3)	Proportion of OpEx 2023 (4)	Climate Change Mitigation (5)	Climate Change Adaption (6)	Water (7)	Pollution (8)	Circular Economy (9)	Biodiversity (10)	Climate Change Mitigation (11)	Climate Change Adaption (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1) or -eligible (A.2.) OpEx, 2023 (18)	Category enabling activity (19)	Category transitional activity (20)
Text		EUR	%	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S, N, N/EL (b) (c)	S/N	S/N	S/N	S/N	S/N	S/N	S/N	%	F	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%		
Of which Enabling		0	0	-	-	-	-	-	-	-	-	-	-	-	-	-	0%	F	
Of which Transitional		0	0	-						-	-	-	-	-	-	-	0%		T
A.2 Taxonomy-Eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
				EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)	EL; N/EL (f)										
1.2 Manufacture of medicinal products	PPC 1.2	64,792,030.28	81.81%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								89.22%		
2.4 Remediation of contaminated sites	PPC 2.4	41,313.54	0.05%	N/EL	N/EL	N/EL	EL	N/EL	N/EL								0.04%		
4.9 Transmission and distribution of electricity	CCM 4.9	102,794.93	0.13%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.13%		
4.30 High-efficiency co-generation of heat/cool and power from fossil gaseous fuels	CCM 4.30	162,876.30	0.21%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.19%		
5.3 Construction, extension and operation of waste water collection and treatment	CCM 5.3	213,061.56	0.27%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.11%		
6.5 Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	184,205.91	0.23%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.30%		
6.6 Freight transport services by road	CCM 6.6	47,508.92	0.06%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.10%		
7.2 Renovation of existing buildings	CCM 7.2	23,000.00	0.03%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								*		
7.3 Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	2,655,850.94	3.35%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								2.82%		
7.5 Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	CCM 7.5	233,559.74	0.29%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.29%		
8.1 Data processing, hosting and related activities	CCM 8.1	944,283.86	1.19%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.53%		
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		69,400,485.98	87.62%	0%	0%	0%	81.81%	0%	0.05%								93.84%		
A. OpEx of Taxonomy eligible activities (A.1+A.2)*1		69,400,485.98	87.62%	0%	0%	0%	81.81%	0%	0.05%								93.84%		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
OpEx of Taxonomy non-eligible activities		**9,802,119.49**	**12.38%**																
TOTAL		**79,202,605.47**	**100%**																

	Proportion of OpEx/Total OpEx	
	Taxonomy-aligned per objective	Taxonomy-eligible per objective
CCM	0%	6%
CCA	0%	0%
WTR	0%	0%
PPC	0%	81.86%
CE	0%	0.00%
BIO	0%	0.00%

36

2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS | General | Environment Climate Change | Social | Governance | Annexes

Climate Change

Climate change is one of the world's most urgent challenges. Global temperatures have risen in recent decades, and most prediction models indicate a significant increase in greenhouse gas (GHG) concentrations, leading to continued global warming in the coming years.

Aware of the consequences of rising temperatures, Grifols has set clear targets to effectively reduce emissions; measures and manages its climate-related impacts, risks and opportunities; and implements a climate policy and strategy. Grifols' climate strategy is driven by its Board of Directors.

Environmental governance at Grifols includes climate action. The company is committed to integrating sustainability into all operations and minimizing its environmental impact in alignment with global climate mitigation goals.

As part of this commitment, Grifols incorporates climate risk management into its governance and strategic planning model, considering both physical risks (e.g., extreme weather events) and transition risks such as regulatory and market shifts linked to climate policies. This approach enables the company to identify, assess and prioritize climate-related risks that could impact its operations, products and services.

More details: "Environmental Governance" section.

Impacts, risks and opportunities

E1 CLIMATE CHANGE

Material IROs	Typology	Description
CLIMATE CHANGE ADAPTATION		
Increase in extreme weather events	R Physical	Climate change is altering weather patterns worldwide, with the most relevant impacts for Grifols being extreme precipitation and drought. Understanding current and potential physical climate risks is essential for managing the company's climate resilience.
CLIMATE CHANGE MITIGATION		
Contribution to climate change from scope 1 and 2 GHG emissions	Negative impact, OO, SP	As a global company, Grifols recognizes that its activities generate greenhouse gas (GHG) emissions. The company is committed to advancing its climate action efforts by reducing its scope 1 and 2 emissions through proactive management.
Contribution to climate change from scope 3 GHG emissions	Negative impact, OO, SP	Scope 3 emissions account for approximately 80% of Grifols' total emissions, with Category 1 (purchased goods and services) being the largest contributor, followed by Category 4 (transportation). In the coming years, Grifols aims to implement targeted actions to reduce these indirect emissions.
Non-compliance with climate targets or legal requirements	R Transition	Climate change and energy efficiency regulations are becoming increasingly stringent. Companies may face significant consequences if they fail to meet climate targets or environmental laws. For this reason, Grifols dedicates substantial efforts to ensuring compliance with its climate targets.
ENERGY		
Non-renewable energy consumption	Negative impact, Positive impact, OO	Grifols continues to expand its use of renewable energy, which now accounts for 44.6% of its electricity consumption. The company prioritizes Power Purchase Agreements (PPAs) to increase the share of renewable energy in the market.
Non-compliance with legal requirements	R	Climate change and energy efficiency regulations are becoming increasingly strict. Companies may face significant consequences if they fail to comply with these regulations.
Insufficient energy supply	R	This refers to the risk of rising energy costs, production disruptions, and supply chain interruptions due to shortages of both renewable and non-renewable energy sources or price volatility.

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain

37 2024 Non-Financial Information Statement and Sustainability reporting

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General | Environment Climate Change | Social | Governance | Annexes

Climate Risk and Opportunity Analysis

Since 2019, Grifols has regularly updated its climate risk map as part of its integrated approach to managing climate-related risks and opportunities. This framework helps the company determine whether a potential impact constitutes a material risk or opportunity.

In 2024, within the framework of the company's resilience assessment, Grifols conducted a Climate Risk and Opportunity Analysis based on recommendations from the international scientific community and the general criteria established by key reporting frameworks such as the CSRD. The analysis included a stressed pessimistic scenario[4] (SSP5-8.5) from the IPCC to assess physical climate risks; a stressed optimistic scenario (NZS) from the IEA to evaluate transition risks; and a strategic analysis aligned with TCFD recommendations, based on a 2°C global warming scenario (SSP2-RCP-4.5).

The potential financial impacts of each material risk and opportunity have also been estimated.

For this process, 27 potential climate-related risks and opportunities were evaluated across the company's entire value chain, including suppliers (upstream), Grifols' own operations and infrastructure, and the distribution and use of its products (downstream). Following this analysis, 12 material risks and opportunities were identified: 2 physical risks, 6 transition risks and 4 opportunities.

4. A climate scenario is a plausible description of how the climate might evolve in the future, based on assumptions about future greenhouse gas emissions and other factors that affect the climate.

Analyzed dimension	ROCC typology	Selected scenarios	Short term	Medium term	Long term
Assets, business model (all economic activities) and supply chain	Physical risks	SSP5-8.5 (IPCC) SSP24.5 (IPCC)	2021-2040	2041-2060	2061-2100
	Transition risks and opportunities	NZE*(IEA)	2030	2050	2100
Taxonomic activities	Physical risks	SSP5-4.5 (PCC) SSP24.5 (PCC)	2021-2040	2041-2060**	

* The Net Zero Emissions by 2050 Scenario: A regulatory scenario that outlines a pathway for the global energy sector to achieve net-zero CO_2 emissions by 2050, with advanced economies reaching net zero ahead of others.
** For taxonomy-aligned economic activities exceeding 10 years, the assessment is conducted using the latest generation of climate projections, including, at a minimum, climate projection scenarios covering 10 to 30 years.


GRIFOLS

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

MATERIAL RISKS AND OPPORTUNITIES FOR GRIFOLS

Typology	Risks	Description	Financial impact	Risk management and mitigation
Physical (acute)	Increase in frequency and intensity of heavy rainfall and flooding	The frequency and intensity of extreme precipitation and flooding are expected to rise in many regions due to global warming. Grifols has facilities in some of these regions.	Potential impacts include temporary production stoppages or a reduction in plasma collection due to donation center closures. This could lead to higher operational costs from relocating production to unaffected sites and lower revenue due to reduced plasma collection.	Measures taken by Grifols to mitigate this risk are detailed in Section Climate Change Adaptation of this report.
Physical (chronic)	Reduced water availability in operations and supply chain	Grifols operates in areas where, under the simulated scenario, water access could become more challenging or water management regulations could change.	These risks could result in an increase in costs associated with water resource procurement, a reduction in revenue due to a decline in production capacity, and necessary investments to optimize the water cycle in processes and facilities. This includes improving consumption efficiency, enhancing the treatment process, and, where possible, reusing water resources.	Measures taken by Grifols to mitigate this type of risk are detailed in Section Water Resources of this report.
Transition (policy & legal)	Need to implement changes in water management within operations			
Transition (technological)	Shift toward low-emission technologies	The company may need to implement low- or zero-emission technologies across its processes and facilities to comply with regulations and climate targets.	Greater investments are required to reduce both direct and indirect emissions in compliance with regulations and climate targets. These include HVAC system upgrades, boiler modernization, renewable energy generation, aimed at lowering Grifols' emissions and increasing energy efficiency. Additionally, further investment would be needed to offset the carbon footprint in case of non-compliance with decarbonization targets.	Various emissions reduction and energy efficiency measures are outlined throughout the Environmental section of this report and in the Environmental Program. Exposure to this risk is expected to decrease as Grifols meets its targets.
Transition (market/ reputation)	Failure to meet greenhouse gas (GHG) reduction targets	Risk of non-compliance with scope 1 and 2 decarbonization targets set by Grifols		
Transition (market/ reputation)	Suppliers failing to meet company-defined climate targets	Potential non-compliance by suppliers with Grifols' GHG reduction targets, which could impact the company's ability to achieve its own scope 3 emissions reductions.		
Transition (policy & legal)	Changes in regulatory and reputational requirements for emissions reduction.	Climate change and energy efficiency regulations are becoming increasingly stringent in some of the regions where Grifols operates.		
Transition (policy & legal)	Increase in corporate carbon footprint costs	Rising costs due to the increasing price of carbon offset credits.		

Grifols has also identified four material opportunities related to climate change. The first two are linked to resource efficiency, while the latter two focus on the transition to renewable energy:

1. **Research and development of processes** that enhance natural resource efficiency and minimize environmental impact
2. **Eco-design of packaging to maximize** recycling rates and reduce the environmental footprint of production
3. **Improving energy efficiency** in the company's assets and processes
4. **Expanding on-site renewable** energy generation for self-consumption

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2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

Impact, risk and opportunity management

Material Sub-topic	Policies	Actions	Metrics and Targets
Climate Change Adaptation & Mitigation	• Climate Action Policy • Environmental Policy • 2023-2026 Corporate Environmental Program	• Formalize environmental programs aligned with Grifols' commitments (Grifols 2030 Agenda and SBTi) • Periodically review climate-related risks and opportunities • Monitor climate commitments in meetings of the Board of Directors' Sustainability Committee, the Sustainability Steering Committee, and the Environmental Committees of each company	**Based on SBTi:** • Reduce absolute scope 1 and 2 GHG emissions by 42% by 2030, using 2022 as the baseline year • Reduce absolute scope 3 GHG emissions by 25% within the same timeframe **Based on the Grifols 2030 Agenda:** • Reduce GHG emissions per unit of production by 55% by 2030, compared to 2018 levels **Based on the 2023-2026 Corporate Environmental Program:** • Cut CO_2e emissions by 60,000 t/year through increased renewable energy production and eco-efficiency measures (scope 1 and 2) • Decarbonization initiatives for business travel, employee transportation, and waste management **Achieve net-zero emissions by 2050 (scopes 1 and 2)**
Energy	• Energy Policy	• Promote efficient energy use. • Obtain LEED certification for buildings and offices • Sign Power Purchase Agreements (PPAs) for renewable energy • Operate cogeneration plants	• Increase energy efficiency per unit of production by 15% (+5% by 2030) • Source 100% of electricity from renewable energy by 2030

A COMPREHENSIVE CLIMATE ACTION POLICY

Grifols' Climate Action Policy provides a framework for developing a cohesive strategy and business model aligned with its commitment to addressing climate change. It is fully integrated with the Sustainability Policy, Environmental Policy and Energy Policy.

Grifols' climate-related policies explicitly cover climate change mitigation and adaptation, energy efficiency and the promotion of renewable energy. They also establish a framework for enhancing communication, awareness and climate education among Grifols' workers.

The company allocates significant resources to environmental management, with approximately 39% dedicated to climate action.



For a detailed report on resources allocated to environmental activities, see the tables at the end of this section.

40 2024 Non-Financial Information Statement and Sustainability reporting

41 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Climate Change Climate change adaptation The primary climate adaptation risks correspond to the physical risks identified in the Climate Risk and Opportunity Analysis presented earlier. Specifically, two material risks were identified: an increase in the frequency and intensity of heavy rainfall and flooding, and reduced water availability in operations and the supply chain. Climate change adaptation measures The first and most critical step is the analysis and identification of climate-related physical risks that could impact Grifols. As outlined at the beginning of this section, the company conducts an annual Climate Risk and Opportunity Analysis. In collaboration with insurers, Grifols also conducts periodic assessments of its key assets to identify adaptation measures that enhance the resilience of its most critical infrastructure. In turn, this approach reinforces the climate resilience of Grifols’ business model. In line with its internal risk management procedures, Grifols diversifies its production sites, establishes contingency and emergency plans, selects durable materials and designs new facilities to ensure its infrastructure is well prepared for extreme weather events, including strong winds and flooding. For example, Grifols’ production plant in Barcelona is located near a river. While there is no historical record of flooding at the site and its probability remains low, Grifols has taken preventive measures to mitigate any potential impact. Similarly, in the United States, the company has reinforced roof structures in facilities vulnerable to high winds. Additionally, when selecting locations for new facilities, Grifols prioritizes geographic areas that are less exposed to natural hazards, reducing the risk of flooding and other physical climate-related threats. The company’s Environmental Program also includes additional adaptation measures to further enhance its resilience to climate-related risks. More information on the achievement of targets set in environmental programs: “Climate Change Mitigation” section. Climate change mitigation The key risks associated with climate change mitigation align with the transition risks identified in the Climate Risk and Opportunity Analysis. Specifically, six material risks were recognized: failure to meet greenhouse gas (GHG) reduction targets; the need to implement changes in water management within operations; changes in regulatory and reputational requirements for emissions reduction; the transition to low-emission technologies; suppliers failing to meet the company’s climate targets; the need to implement changes in waste management within operations; and increased costs associated with the corporate carbon footprint. Mitigation efforts focused on the following points to ensure alignment of Grifols’ strategy and business model with the transition to a sustainable economy, as well as the Paris Agreement’s goal of limiting global warming to 1.5°C and achieving climate neutrality by 2050: ● The 2023-2026 Corporate Environmental Program ● Grifols’ 2030 Agenda, which integrates various corporate targets aligned with the UN Sustainable Development Goals (SDGs) including climate action objectives ● Science-based short-term emissions reduction targets approved by SBTi The company has also begun working on a Transition Plan to achieve climate neutrality by 2050, which it expects to adopt within the next two years. Climate change mitigation under the 2023-2026 Environmental Program Climate change is one of the three key cornerstones addressed in Grifols’ 2023-2026 Corporate Environmental Program, which also sets specific targets and decarbonization initiatives aimed at reducing GHG emissions and mitigating climate change, supporting the transition to a low-carbon economy. The company evaluates and monitors progress toward the objectives outlined in its environmental programs, which in turn help mitigate key physical risks and leverage major transition opportunities.

42 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Climate Change DEGREE OF COMPLIANCE WITH ACTIONS AS OF YEAR-END 2024 57.81% Climate change mitigation objectives Reduce CO2e emissions by 60,000 metric tons per year through increased renewable energy production and the implementation of eco-efficiency measures (scopes 1 and 2). RENEWABLE ENERGY Sign Power Purchase Agreements (PPAs) for the purchase of 169,000 MWh of renewable electricity annually in Spain and the U.S. Reduction of 56,960 metric tons of CO2 e per year. Implement on-site renewable energy generation projects with a total capacity of 500 kW. Reduction of 132 metric tons of CO2 e per year. ENERGY EFFICIENCY IMPROVEMENTS Apply artificial intelligence measures in chilled water control systems. Electricity saving of 4,170 MWh/year. Reduction of 1,333 t metric tons of CO2 e per year. Implement measures to reduce heat energy consumption for hot water production. Electricity saving of 3.300 MWh/year. Reduction of 598+ metric tons of CO2 e per year. Improve energy efficiency in industrial cooling systems by centralizing glycol generation circuits at -20°C and 0°C. Electricity saving of 3.500 MWh/year. Reduction of 525+ metric tons of CO2 e per year. Enhance energy efficiency in cooling towers. Electricity saving of 990 MWh/year. Reduction of 149 metric tons of CO2 e per year. Optimize energy use in Diagnostic facilities in Barcelona (Spain), including buildings, water treatment circuits for injection, and air treatment systems for production areas. Electricity saving of 600+ MWh/year. Reduction of 95 metric tons of CO2 e per year. Recover biomethane generated in the new wastewater treatment plant for use as boiler fuel. Electricity saving of 450 MWh/year. Reduction of 80 metric tons of CO2 e per year. Optimize energy use in -30°C plasma storage warehouses. Electricity saving of 120+ MWh/year. Reduction of 33 metric tons of CO2 e per year. Upgrade plastic bag forming machines for intravenous solutions to reduce electricity consumption. Electricity saving of 180 MWh/year Reduction of 26 metric tons of CO2 e per year. Implement energy-saving measures, including LED lighting installation, sunshades on windows, and refrigeration system upgrades. Electricity saving of 74 MWh/year. Reduction of 25 metric tons of CO2 e per year. Install LED lighting as part of energy-saving initiatives. Reduction of 18 metric tons of CO2 e per year. Progressively replace electric motors with more efficient models. Electricity saving of 0.1 MWh/year. Reduction of 0.02 metric tons of CO2 e per year. Conduct energy efficiency audits. Reduce CO2 e emissions from refrigerant gas leaks by replacing them with gases with a lower Global Warming Potential (GWP). Obtain LEED certification for new buildings. Reduction of 149 metric tons of CO2 e per year. Decarbonization of business travel, workers’ transport and waste management Maintain or increase remote work where feasible across Grifols’ facilities. Maintain or increase use of video calls to reduce air travel. Reduce CO2 e emissions per km from the company’s rental car fleet by applying environmental criteria in contracts. Reduce supply chain transport emissions through agreements with logistics operators. Optimize waste storage to reduce collection frequency. Reduction of 1.2 metric tons of CO2 e per year.

43 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Climate Change Grifols 2030 Agenda and decarbonization: 55% reduction in GHG emissions Grifols is aligned with the United Nations 2030 Agenda for Sustainable Development. In 2021, the company established 30 corporate objectives aligned with the UN Sustainable Development Goals (SDGs) as part of its sustainability strategy. Among these specific and measurable objectives are those related to climate change and decarbonization. The company’s action plan to reduce GHG emissions per unit of production by 55% by 2030 compared to 2018 includes the following initiatives: PROGRESS IN 2024 Reduction in air travel Air travel has continued to decline in 2024, down 31% from 2023 and 57% from pre-pandemic levels (2019). The number of video calls made in 2024 increased by 95% compared to 2019 and 41% higher than in 2023. This has helped to minimize travel among Grifols’ different locations. Increase in remote work Since 2022, Grifols has implemented a flexible work policy regulating remote work arrangements. In 2024, the number of people connected remotely has increased by 39% compared to 2023, exceeding 4,000 people on average per day. Optimizing logistics Since 2021, Grifols has been working to optimize its plasma transport network in Europe with the aim of reducing environmental impact. Recent initiatives include maximizing available space in transport containers, increasing the amount of plasma transported per container by 6.8%, therefore reducing total transport figures. Other ongoing measures include optimizing the frequency of plasma collection routes in European workplaces, promoting full truckloads between plasma collection points, warehouses and the Barcelona manufacturing complex and using larger U.S. pallets to optimize storage and transport, among others. Minimizing the impact of workers’ travel Grifols works to reduce the impact of emissions resulting from workers’ commutes. The Barcelona facilities offer various bus services to coincide with different shift times, while in North Carolina, Grifols co-funds a shared transport service. In recent years, electric vehicle chargers have been installed in the main workplaces. The company is working on a global vehicle fleet policy to promote the use of low-emission vehicles. Commitment to renewable energies Grifols is reducing its emissions and increasingly relying on renewable energies, which now account for 44.6% of energy consumption. The goal is to reach 100% by 2030, which will require purchasing green energy and promoting new electricity-generation assets. The company also reinforced its commitment to renewable energies by signing Power Purchase Agreements (PPAs) in the countries where it has a major industrial presence. Grifols’ Casa Valdés photovoltaic plant in Spain became operational in 2022 and was included in the 10-year PPA signed with RWE in 2021. The agreement included a purchase of 26 million kWh per year, which will avoid 5,200 t of carbon emissions. In 2024, more than 50.3 million kWh of renewable energy was consumed in Spain. In the U.S., over 132 million kWh of electricity was consumed with guaranteed renewable energy, and in Ireland, more than 9.5 million kWh. For further details, see tables at the end of this chapter. SBTi-approved emission reduction targets In 2024, Grifols’ science-based short-term emission reduction targets were approved by the Science Based Targets initiative (SBTi). SBTi evaluated Grifols’ scope 1, 2, and 3 targets, confirming their alignment with global climate action and support of the Paris Agreement’s goal of limiting global warming to 1.5°C this century. In compliance with SBTi criteria, Grifols publishes detailed annual progress reports with a clear description of its targets, specifying details such as target type, coverage, baseline year and target year. The report also outlines progress made since the baseline year, reflecting emission reductions, increased use of renewable electricity and commitments with business partners, as well as implemented or planned actions to achieve these targets. Grifols’ GHG emissions inventory covers all scopes (1, 2, and 3) and categories, following the GHG Protocol and encompassing all company activities. The company will review its targets every five years or whenever significant changes occur in its structure, inventory or baseline data, which may require recalculating and revalidating the targets. SCOPE 1 AND 2 GHG EMISSIONS Grifols commits to reduce absolute scope 1 and 2 GHG emissions 42% by 2030 from a 2022 base year. The target boundary includes biogenic land-related emissions and removals from bioenergy feedstocks. SCOPE 3 GHG EMISSIONS Grifols commits to reduce absolute scope 3 GHG emissions from purchased goods and services, capital goods, fuel- and energy-related activities, and upstream transportation and distribution 25% by 2030 from a 2022 base year. GRIFOLS BELONGS TO HIGH-PROFILE BUSINESS ASSOCIATIONS WITH A PUBLIC COMMITMENT TO MITIGATING CLIMATE CHANGE The Biotechnology Innovation Organization (BIO) advocates for biotechnological solutions in four key areas: sustainable biomass production, promoting sustainable production, developing lower carbon products and improving carbon capture. Grifols also belongs to other global organizations such as MedTech Europe or Asebio, who prioritize climate change mitigation in their operations. More information on associations: “About this Report” section.

44 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Climate Change 2022 2023 2024 1,416,451 947,463 1,051,606 106,459 106,289 73,876 98,106 106,546 95,242 Evolution of Grifols’ GHG emissions (T CO2e) Grifols’ emissions overview As a global company, Grifols recognizes that its activities generate GHG emissions and remains committed to advancing its climate action efforts by reducing its scope 1 and 2 emissions. To achieve this, the company not only measures and analyzes its emissions but also promotes active management strategies to mitigate them. The company has clear goals established in its 2030 Agenda. Additionally, in 2024, its short-term emission reduction targets, aligned with the 1.5°C pathway, were approved by SBTi. At present, the company does not hold carbon credits. Nonetheless, it applies an internal carbon price when making key decisions, such as designing new facilities and processes or replacing energy-consuming equipment. Carbon pricing has been factored into Grifols’ investment strategy, helping assess the viability of new projects and promoting the profitability of energy efficiency and renewable energy initiatives. Grifols is not included in the EU Carbon Market and not required to purchase emission allowances. However, as part of its transition plan, the company plans to establish a broader protocol in the coming years for incorporating carbon pricing into business decisions. Regarding Grifols’ locked-in emissions, these are primarily linked to natural gas infrastructure and facilities. However, they are not significant, around 5% of total emissions, and do not pose a risk to its short-term decarbonization targets. 180,165 t CO2e scopes 1 and 2 (market based) 1,231,771 t CO2e total emissions 183.33 GHG intensity based on net revenue 3% Reduction in CO2e emission intensity for scopes 1, 2 and 3 Scope 1 Scope 2 (Market-based) Scope 3 Grifols uses the GHG Protocol Corporate Accounting and Reporting Standard methodology to calculate its carbon footprint and identify the greenhouse gas emissions (GHG) generated by its business activity. The data reported includes all Grifols’ global facilities, as well as acquisitions in 2023 and commercial subsidiaries with more than 10 employees. Grifols has published its scopes 1 and 2 CO2 e emissions since 2011 and a thorough scope 3 inventory since 2021, with a focus on the highest priority categories. In this regard, it has quantified and conducted regular screening and materiality assessments in line with GHG Protocol. Grifols has defined decarbonization targets for scopes 1, 2 and 3. Updated every three years, the Corporate Environmental Program outlines short-term intermediate decarbonization targets and milestones. KEY IMPACTS ● Scope 1 remains practically the same as in 2023, with emissions of 106,289 t CO2 e. ● Grifols has no (0%) scope 1 GHG emissions from regulated emissions trading schemes. ● Scope 2 emissions decreased by 25% (according to the market-based approach), reaching 73,876 t CO2 e, thanks to the increased use of renewable energy. Applying the location-based methodology and excluding renewable energy efforts, emissions also decrease by 38%, reaching 84,343 t CO2 e, due to a reduction in electricity consumption. ● Scope 3 emissions increased by 11% compared to 2023, totaling 1,051,606 t CO2 e. Category 1 (goods and services) remains responsible for over 50% of the emissions, followed by Grifols contracted transportation. ● By geographical areas, around 64%* of emissions originate in the United States, where 64% of Biopharma activity occurs. The remaining 36% is divided between Spain and the rest of the world (market-based). ● In all plants, atmospheric emissions of other pollutants such as NOx, CO and SO2 , mainly generated by natural gas combustion in boilers and cogeneration engines, are below the established limits by the relevant environmental authorities. They are also are below the legal limits established for Volatile Organic Compounds in ethanol facilities. ● Grifols does not produce, import or export ozone depleting substances (ODS). * Scopes 1 and 2 For more details on the carbon footprint calculation, see the tables at the end of this section.

GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

Energy consumption and energy mix

Total energy consumption

901 M kWh[1]
-2.9% vs 2023

56% natural gas

43% Electricity

1% other fuels

0% carbon

0% nuclear

Fossil sources: **56%**
Nuclear sources: **0%**
Renewable sources: **21%**

*The remaining 22% of energy consumption corresponds to electricity and district heating, which is generated from renewable and non-renewable sources depending on the mix of each supplier in each country.

Consumption relative to sales

134,163 kWh/ M EUR
-12% vs 2023

- Total energy consumption remained at **similar levels to 2023**, with a 2.5% decrease despite increased production.
- Sales growth outpacing energy consumption led **to a 2% reduction in energy consumption relative to sales**.
- This positive impact resulted in a 12% **decrease in energy consumption relative to production** in the Biopharma and Plasma Procurement business unit.

1. To avoid double accounting, total energy consumption includes the total natural gas consumed by Grifols, including cogeneration consumption, and subtracts the cogenerated electricity that is fed into the grid. All purchased electricity is included.

Natural gas

Greater eco-efficiency in a context of productive growth

500 M kWh consumidos

-2% vs 2023

EVOLUTION OF TOTAL NATURAL GAS CONSUMPTION (kWh)


462,235,995
454,501,633
407,296,433
23,583,127
23,432,351
24,014,876
21,181,198
22,792,328
21,714,451
363,976
229,672
88,456
112,306
123,551
2,989
2022
2023
2024
Biopharma+ Plasma procurement
Diagnostic
Commercial affiliates
Bio Supplies
Others

FAVORABLE IMPACT OF BIOPHARMA

- This business unit consumes 91% of all Grifols' natural gas usage.
- Total natural gas consumption has decreased by 2% (7 M kWh) in absolute value in relation to 2023, by 11% relative to sales and by 3% relative to production*.
- The cogeneration plant has increased its operation to meet the higher production demand at the Barcelona facility, resulting in a 7% increase in energy consumption (8 million kWh in absolute terms).

DIAGNOSTIC INCREASE

- Diagnostic consumption levels increased by 2% and 7% relative to production and sales.

VARIATIONS BY COUNTRY

- In Spain, consumption increased by 6%, mainly due to increased operation at the cogeneration facility and higher production levels at Biopharma business unit in Barcelona.
- Consumption in the U.S. is down 6%, mainly at the Biopharma plant in North Carolina.
- The rest of the world recorded a slight decrease in consumption due to production tests at both the Canadian and Irish facilities.

*In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division.

Detailed natural gas consumption figures are included in the tables at the end of this chapter

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General | Environment Climate Change | Social | Governance | Annexes

OTHER FUELS

Although to a lesser extent, Biopharma also consumes other fuels besides natural gas, including diesel, gasoline and propane to run its own generators, equipment and vehicles. In 2024, Biopharma consumed 4.3 million kWh of these fuels, in line with last year's figures (4.3 million kWh). Additionally, some of Grifols' German facilities use district heating for hot water and heating. In 2024, this system consumed 10.3 million kWh. Grifols' facilities do not consume coal or nuclear energy directly.

Electricity

Consumption is falling in a context of rising rates of production.

By 2030, 100% of the electricity consumed will come from renewable sources.

429 M kWh consumed

-4% vs 2023

EVOLUTION OF TOTAL ELECTRICITY CONSUMPTION (kWh)


399,690,586
395,449,664
380,344,448
28,799,845
27,076,568
27,102,724
17,863,379
17,130,922
16,915,870
3,776,145
3,121,378
3,172,283
545,997
2,560,933
2,047,710
2022
2023
2024
Biopharma+ Plasma procurement
Diagnostic
Commercial affiliates
Bio Supplies
Others

Detailed electricity consumption figures are included in the tables at the end of this chapter.

POSITIVE IMPACT OF BIOPHARMA

- Consumed 89% of all electrical energy used
- Total consumption fell by 4%
- Down 14% relative to sales*
- Up 5% relative to production*

DIAGNOSTIC MAINTAINED TOTAL CONSUMPTION

- No changes on last year's figures
- Up 4% relative to production and sales

VARIATIONS AT COUNTRY LEVEL

- Down 4% in the U.S.
- Down 2% in Spain and 1% in the rest of the world

*In terms of consumption relative to production and sales, Biopharma includes the Plasma Procurement and Biopharma business units, which together would be comparable to the former Bioscience Division.

ARTIFICIAL INTELLIGENCE TO REDUCE OUR IMPACT

Artificial intelligence (AI) is enhancing the operational efficiency of Grifols plants. AI applications in the climate-control systems of its Parets del Vallès production plant (Barcelona, Spain) contributed to a 15% drop in energy consumption. In 2024, the project was implemented at the Biopharma facilities in Parets del Vallès, with further deployment planned for Biopharma facilities in North Carolina and Diagnostic facilities in San Diego in 2025.

Climate control is one of Grifols' main sources of electricity consumption, and technology can offer ways of reducing it, which inspired the launch of the "Energy Efficiency Through AI" pilot project in 2022.

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General | **Environment** Climate Change | Social | Governance | Annexes

Renewable energies

Important progress

44.6% of Grifols' total electricity consumption derives from renewable energy sources

34.3% 2023 **26.4%** 2022

Spain: **26.6%** / U.S.: **68.8%** / Ireland: **4.9%**

EVOLUTION OF RENEWABLE ELECTRICAL CONSUMPTION (kWh)


172,468,896
131,868,907
20,273,875
18,856,596
453,471
417,413
2023
2024
PPA (Power Purchase Agreements)
Guarantee of Origin
Solar panels owned

INCREASE IN RENEWABLE ELECTRICITY CONSUMPTION

In 2024, Grifols consumed a total of 191.7 million kWh of renewable electricity, representing 44.6% of total electricity consumption.

RENEWABLE ELECTRICITY CONSUMPTION IN SPAIN TOTALED 50.3 MILLION KWH

In Spain, 18.9 million kWh came from the Casa Valdés photovoltaic park, included in the 10-year clean energy supply contract (PPA) signed with RWE in 2021.

In 2024, a total of 417,413 kWh of photovoltaic energy was generated for self-consumption at Grifols' facilities in Barcelona and Murcia.

Grifols continues working toward agreements for the construction of new photovoltaic parks to increase renewable energy consumption in both Spain and the United States.

BOOSTING RENEWABLE ELECTRICITY CONSUMPTION IN THE U.S. AND IRELAND

By region, the United States accounts for 70% of the group's electricity consumption, as it hosts several industrial complexes and most of Grifols' plasma donation centers. In 2024, 132 million kWh of electricity with a renewable energy guarantee was consumed (compared to 119 million kWh in 2023), while in Ireland, renewable electricity consumption exceeded 9.5 million kWh.

Cogeneration

Enabling the production of electricity and heat for Biopharma

10% of total electricity consumption is generated at the Barcelona facility's cogeneration plant

Detailed figures on the cogeneration plant's consumption are included in the tables at the end of this chapter.

Biopharma's Barcelona facilities are equipped with a 6.1 MW cogeneration plant, which generates electricity sold back to the grid, as well as produces useful heat for Grifols' own facilities. This plant generated 43.4 million kWh of electricity in 2024, up 6.7% on the previous year.

The cogeneration plant was fully operational the entire year. The useful heat recovered amounted to 33.6 million kWh.

47 2024 Non-Financial Information Statement and Sustainability reporting

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General | Environment Climate Change | Social | Governance | Annexes

Climate change key performance indicators

Emissions

GHG EMISSIONS (Gases de Efecto Invernadero)

%	2024	Spain	U.S.	RoW	2023	Spain	U.S.	RoW	2022	Spain	U.S.	RoW
Scope 1	106,289	33.2%	59.6%	7.2%	106,459	31.5%	60.3%	8.2%	95,242	30.4%	61.9%	7.7%
Scope 2 (Location-based)	84,343	18.6%	68.9%	12.6%	136,237	11.3%	80.6%	8.1%	105,068	9.3%	83.5%	7.3%
Scope 2 (Market-based)	73,876	15.0%	69.9%	15.1%	98,106				106,545			
Scope 3	1,051,606	24.1%	51.8%	24.2%	947,463	22.8%	53.0%	16.7%	1,416,451	16.9%	64.4%	18.8%

EMISSIONS BIOTEST

%	2024	Germany	RoW	2023	Germany	Spain	U.S.	RoW	2022	Germany	Spain	U.S.	RoW
Scope 1	16,935	96.2%	3.8%	18,300	94.7%	0.0%	0.0%	5.3%	12,283	99.4%	0.0%	0.0%	0.6%
Scope 2 (Market-based)	25,092	95.6%	4.4%	15,464	90.3%	0.0%	0.0%	9.7%	6,523	94.8%	3.1%	0.0%	2.1%
Scope 3	92,215	81.5%	18.5%	NA*	NA*	NA*	NA*	NA*	NA*	NA*	NA*	NA*	NA*

*NA: Not available

TOTAL GHG EMISSIONS BY ORIGIN

	Retrospective				Targets		
T CO_2 e (equivalent)	2024	2023	Annual variation (%)	2022 (base year)	2025	2030	Progreso (%)
Scope 1 GHG emissions							
Gross Scope 1 GHG emissions (t CO_2 eq)	106,289	106,459	-0.2%	95,242	**	****	*****
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	NAP*	NAP*	NAP*	NAP*	NAP*	NAP*	NAP*
Scope 2 GHG emissions							
Gross location-based Scope 2 GHG emissions (t CO_2 eq)	84,343	136,237	-38.1%	105,068	NAP*	NAP*	NAP*
Gross market-based Scope 2 GHG emissions (t CO_2 eq)	73,876	98,106	-24.7%	106,546	**	****	*****
Significant scope 3 GHG emissions							
Total Gross indirect (Scope 3) GHG emissions (t CO_2 eq)	1,051,606	947,463	11.0%	1,416,451	-	1,062,338	-25.76
1 Purchased goods and services	556,590	546,309	1.9%	765,443	***	597,046	-27.29
2 Capital goods	85,748	86,084	-0.4%	198,034	***	154,467	-56.70
3 Fuel and energy-related Activities (not included in Scope1 or Scope 2)	49,775	54,536	-8.7%	56,971	***	2,848.55	-12.63
4 Upstream transportation and distribution	275,620	156,333	76.3%	216,062	***	172,849.6	27.57
5 Waste generated in operations	11,229	10,814	3.8%	7,021	NAP*	NAP*	NAP*
6 Business traveling	16,379	20,432	-19.8%	22,780	NAP*	NAP*	NAP*
7 Employee commuting	34,227	37,810	-9.5%	40,637	NAP*	NAP*	NAP*
8 Upstream leased assets	3,414	16,119	-78.8%	21,860	NAP*	NAP*	NAP*
9 Downstream transportation	Not relevant	Not relevant	NAP*	Not relevant	NAP*	NAP*	NAP*
10 Processing of sold products	Not relevant	Not relevant	NAP*	Not relevant	NAP*	NAP*	NAP*
11 Use of sold products	2,506	3,544	-29.3%	2,936	NAP*	NAP*	NAP*
12 End-of-life treatment of sold products	6,671	6,278	6.3%	4,065	NAP*	NAP*	NAP*
13 Downstream leased assets	Not relevant	Not relevant	NAP*	Not relevant	NAP*	NAP*	NAP*
14 Franchises	Not relevant	Not relevant	NAP*	Not relevant	NAP*	NAP*	NAP*
15 Investments	9,449	9,205	2.7%	80,643	NAP*	NAP*	NAP*
Total GHG emissions							
Total GHG emissions (locationbased) (t CO_2 eq)	1,242,238	1,190,159	4.4%	1,616,761	NAP*	NAP*	NAP*
Total GHG emissions (marketbased) (t CO_2 eq)	1,231,771	1,152,027	6.9%	1,618,240	NAP*	NAP*	NAP*

* NAP: Not applicable

** The target was set for Scope 1 and 2 combined. For 2025, this corresponds to a 7% reduction in Scope 1 and 2 emissions. In 2022 (base year), total Scope 1 and 2 emissions (market-based) were 201,788 tCO2e. To meet the 7% reduction target in 2025, emissions must reach 187,662 tCO2e.

*** A transition plan is in progress to develop specific measures to achieve annual reductions. The reduction target has been set for 2030, not annually.

**** The target was set for Scope 1 and 2 combined. By 2030, achieve a 42% reduction in Scope 1 and 2 emissions. In 2022 (base year), total Scope 1 and 2 emissions (market-based) were 201,788 tCO2e. To meet the 42% reduction target in 2030, emissions must reach 117,037 t CO2e.

***** The current progress is a reduction of 11%.

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General | Environment Climate Change | Social | Governance | Annexes

TOTAL GHG EMISSIONS BY ORIGIN - BIOTEST*

$t\ CO_2\ e$ (equivalent)	2024	2023	Annual variation (%)	2022
		Retrospective		
Scope 1 GHG emissions				
Gross Scope 1 GHG emissions ($t\ CO_2$ eq)	16,935	15,210	11%	18,186
Percentage of Scope 1 GHG emissions from regulated emission trading schemes (%)	0	0	NAP	0
Scope 2 GHG emissions				
Gross location-based Scope 2 GHG emissions ($t\ CO_2$ eq)	12,431	11,457	9%	9,183
Gross market-based Scope 2 GHG emissions ($t\ CO_2$ eq)	25,092	21,905	15%	931
Significant scope 3 GHG emissions				
Total Gross indirect (Scope 3) GHG emissions ($t\ CO_2$ eq)	92,215	102,043	-10%	82,213
1 Purchased goods and services	64,218	50,803	26%	43,892
2 Capital goods	9,545	21,089	-55%	10,126
3 Fuel and energy-related Activities (not included in Scope1 or Scope 2)	6,272	6,067	3%	3,548
4 Upstream transportation and distribution	4,747	14,486	-67%	13,456
5 Waste generated in operations	4,866	4,844	0%	437
6 Business traveling	453	1,893	-76%	1,402
7 Employee commuting	1,833	59	3002%	2,531
8 Upstream leased assets	175	1,494	-88%	1,361
9 Downstream transportation	0	0		0
10 Processing of sold products	0	0		0
11 Use of sold products	0	328	-100%	183
12 End-of-life treatment of sold products	6	582	-99%	253
13 Downstream leased assets	0	0		0
14 Franchises	0	0		0
15 Investments	100	398	-75%	5,022
Total GHG emissions				
Total GHG emissions (locationbased) ($t\ CO_2$ eq)	121,581	128,709	-6%	1,616,761
Total GHG emissions (marketbased) ($t\ CO_2$ eq)	134,242	139,158	-4%	1,618,240

* Biotest has not yet set any emissions reduction targets.

REFRIGERANT GAS LEAKS

Absolute value (T)	2024	2023	2022
HCFC	0.06	0.44	0.23
HFC	3.68	3.08	4.06
Others	0.00	0.03	0.02

REFRIGERANT GAS LEAKS - BIOTEST

Absolute value (T)	2024	2023
HCFC	0.00	0.00
HFC	1.06	0.73
Others *	0.03	1.63

*Includes natural refrigerants R744 CO_2 and R290 Propan

GHG EMISSIONS INTENSITY

T/CO_2e/million euros	2024	2023	2022
Total Grifols (Location-based)	184.89	195.46	283.51
Total Grifols (Market-based)	183.33	189.20	283.77

GHG EMISSIONS INTENSITY - BIOTEST

T/CO_2e/million euros	2024
Total Biotest (Location-based)	167.41
Total Biotest (Market-based)	184.85

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GHG EMISSIONS INTENSITY SCOPE 1+2			
T/CO_2e/million euros	2024	2023	2022
Total Grifols (Location-based)	28.37	39.86	35.13
Total Grifols (Market-based)	26.82	33.60	35.38

GHG EMISSIONS INTENSITY SCOPE 1+2 - BIOTEST	
T/CO_2e/million euros	2024
Total Biotest (Location-based)	40.44
Total Biotest (Market-based)	57.87

GHG EMISSIONS RELATED TO TRANSPORT			
	2024	2023	2022
CO_2 transportation emissions (t CO_2)	330,177	214,575	279,478
CO_2 transportation emissions / sales (t CO_2 / M €)	49.14	37.63	49.01

*Emissions from container transport, employee commuting and business travel have been considered.

GHG EMISSIONS RELATED TO TRANSPORT - BIOTEST	
	2024
CO_2 transportation emissions (t CO_2)	6,586.00
CO_2 transportation emissions / sales (t CO_2 / M €)	9.07

*Emissions from container transport, employee commuting and business travel have been considered.

Energy

NATURAL GAS BY BUSINESS UNIT			
kWh	2024	2023	2022
Biopharma+ Plasma Procurement	454,501,633	462,235,995	407,296,433
Diagnostic	24,014,877	23,432,351	23,583,127
Others	21,714,451	22,792,328	21,181,198
Bio Supplies	229,672	363,976	2,989
Commercial affiliates	123,551	112,306	88,456
Total	**500,584,184**	**508,936,955**	**452,152,203**

NATURAL GAS BY BUSINESS UNIT - BIOTEST			
kWh	2024	2023	2022
Plasma Procurement	22,850	3,751,543	456,548
Biopharma	77,219,626	77,568,277	50,916,230
Total	**77,242,476**	**81,319,820**	**51,372,778**

NATURAL GAS BY COUNTRY			
kWh	2024	2023	2022
Spain*	187,309,134	176,029,667	143,376,530
U.S.	287,941,466	306,696,892	289,704,028
RoW	25,333,585	26,210,396	19,071,645
Total	**500,584,185**	**508,936,955**	**452,152,203**

*The consumption of natural gas from the cogeneration plant is included in Spain's overall totals

NATURAL GAS BY COUNTRY - BIOTEST			
kWh	2024	2023	2022
Germany	77,144,416	78,954,414	51,237,535
RoW	98,060	3,471,836	60,705
Total	**77,242,476**	**82,426,250**	**51,298,240**

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NATURAL GAS VALUE RELATIVE TO SALES			
kWh/million euros	2024	2023	2022
Biopharma+ Plasma Procurement	80,457	91,438	87,701
Diagnostic	37,238	34,960	35,131
Others	103,782	112,029	84,669
Bio Supplies	1,065	2,275	20
Commercial affiliates	NA	NA	NA
Total	**74,505**	**83,585**	**79,287**

NATURAL GAS VALUE RELATIVE TO SALES - BIOTEST			
kWh/million euros	2024	2023	2022
Plasma Procurement	1,324	91,114	13,602
Biopharma	134,157	176,470	166,198
Total	**106,361**	**267,584**	**166,198**

NATURAL GAS VALUE RELATIVE TO PRODUCTION			
kWh/Production index	2024	2023	2022
Biopharma+ Plasma Procurement*	8.5	8.8	9.2
Diagnostic**	37,238	34,960	35,131
Others**	103,782	112,029	84,669
Bio Supplies**	1,065	2,275	20
Commercial affiliates	NA	NA	NA
Total	**74,505**	**83,585**	**79,287**

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

NATURAL GAS VALUE RELATIVE TO PRODUCTION - BIOTEST			
kWh/Production index	2024	2023	2022
Plasma Procurement**	0.04	6.5	1.0
Biopharma*	25	42	154

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

FOSSIL FUEL CONSUMPTION		
kWh	2024	2023
Diesel*	3,333,981	4,052,948
Gasoline**	299,998	228,749
Propane***	675,054	392,800
Natural gas****	500,584,185	508,936,955
Total	**504,893,218**	**513,611,452**

*Conversion factor: liters to kWh = 9.94
**Conversion factor: liters to kWh = 9.19
***Conversion factor: liters to kWh = 6.70
****Includes natural gas used in the cogeneration plant

FOSSIL FUEL CONSUMPTION – BIOTEST*		
kWh	2024	2023
Diesel**	972,356	336,846
Gasoline***	123,741	269,654
Natural gas****	77,242,476	78,181,246
Total	**78,338,573**	**78,787,746**

*Conversion factor: liters to kWh = 9.94
**Conversion factor: liters to kWh = 9.19
***Conversion factor: liters to kWh = 6.70
****Includes natural gas used in the cogeneration plant

51 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

RENEWABLE FUEL CONSUMPTION*	
kWh	2024
Biogas**	101,995
Total	**101,995**

*Grifols does not consume renewable fuels from biomass, biofuels or hydrogen.
**The biogas consumed by Grifols is produced at one of its own wastewater treatment plants in Spain and is used internally as boiler fuel.

RENEWABLE FUEL CONSUMPTION - BIOTEST*

*Biotest does not consume renewable fuels such as biomass, biofuels or hydrogen.

ELECTRICITY BY BUSINESS UNIT			
kWh	2024	2023	2022
Biopharma+Plasma procurement	380,344,448	395,449,664	399,690,586
Diagnostic	27,102,724	27,076,568	28,799,845
Bio Supplies	2,047,710	2,560,933	545,997
Others	16,915,870	17,130,922	17,863,379
Commercial affiliates	3,172,283	3,121,378	3,776,145
Total	**429,583,035**	**445,339,465**	**450,675,952**

ELECTRICITY BY BUSINESS UNIT - BIOTEST			
kWh	2024	2023	2022
Plasma Procurement	3,568,485	3,206,163	2,074,670
Biopharma	32,492,284	31,391,544	21,388,628
Total	**36,060,769**	**34,597,707**	**23,463,298**

ELECTRICITY BY COUNTRY			
kWh	2024	2023	2022
Spain	92,996,130	94,846,417	92,681,455
U.S.	299,186,028	312,804,351	321,130,633
RoW	37,400,878	37,688,697	36,863,865
Total	**429,583,036**	**445,339,465**	**450,675,952**

ELECTRICITY BY COUNTRY - BIOTEST			
kWh	2024	2023	2022
Germany	33,479,994	32,250,734	22,279,317
RoW	2,580,775	2,301,682	1,162,798
Total	**36,060,769**	**34,552,416**	**23,442,115**

ELECTRICITY VALUE RELATIVE TO SALES			
kWh/million euros	2024	2023	2022
Biopharma+Plasma Procurement	67,329	78,226	86,063
Diagnostic	42,026	40,396	42,902
Bio Supplies	9,495	16,010	3,738
Others	80,847	84,202	71,406
Commercial affiliates	NA	NA	NA
Total	**63,937**	**73,140**	**79,028**

52 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

ELECTRICITY VALUE RELATIVE TO SALES - BIOTEST			
kWh/million euros	2024	2023	2022
Plasma Procurement	206,726	77,499	61,812
Biopharma	56,450	70,156	69,816
Total	**49,655**	**147,655**	**131,725**

ELECTRICITY VALUE RELATIVE TO PRODUCTION			
kWh/Production index	2024	2023	2022
Biopharma+Plasma Procurement*	7.1	7.5	9.0
Diagnostic**	42,026	40,396	42,902
Bio Supplies**	9,495	16,010	3,738
Others**	80,847	84,202	71,406
Commercial affiliates	NAP	NAP	NAP

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

ELECTRICITY VALUE RELATIVE TO PRODUCTION - BIOTEST			
kWh/Production index	2024	2023	2022
Plasma Procurement**	5.7	5.6	6.3
Biopharma*	10	17	19

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

RENEWABLE ELECTRICITY CONSUMPTION BY COUNTRY		
kWh	2024	2023
Spain	50,285,624	20,727,346
U.S.	132,000,000	119,999,113
RoW	9,457,281	11,869,794
Total	**191,742,905**	**152,596,253**

RENEWABLE ELECTRICITY CONSUMPTION BY COUNTRY – BIOTEST	
kWh	2024
Germany	266,092
RoW	32,758
Total	**298,850**

RENEWABLE ELECTRICITY CONSUMPTION BY SOURCE		
kWh	2024	2023
PPA (Power Purchase Agreements)	18,856,596	20,273,875
Guarantees of origin	172,468,896	131,868,907
Self-generated (onsite solar photovoltaic)	417,413	453,471
Total	**191,742,905**	**152,596,253**

RENEWABLE ELECTRICITY CONSUMPTION BY SOURCE – BIOTEST	
kWh	2024
PPA (Power Purchase Agreements)	0
Guarantees of origin	32,758
Self-generated (onsite solar photovoltaic)	266,092
Total	**298,850**

53
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GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

SELF-GENERATED AND SELF-CONSUMED ELECTRICITY BY BUSINESS UNIT		
kWh	2024	2023
Biopharma+Plasma procurement	292,551	290,659
Diagnostic	0	0
Bio Supplies	0	0
Others	124,862	162,812
Commercial affiliates	0	0
Total	**417,413**	**453,471**

SELF-GENERATED AND SELF-CONSUMED ELECTRICITY BY BUSINESS UNIT - BIOTEST	
kWh	2024
Plasma Procurement	0
Biopharma	266,092
Total	**266,092**

RENEWABLE AND NON-RENEWABLE ELECTRICITY PRODUCTION		
kWh	2024	2023
Self-generated and self-consumed renewable electricity (solar PV)	417,413	453,471
Self-generated non-renewable electricity (cogeneration)	43,395,980	40,656,130

PURCHASED OR ACQUIRED RENEWABLE* ELECTRICITY, HEAT, STEAM AND COOLING			
kWh	2024	2023	2022
Electricity	191,742,905	152,596,253	118,766,313

*Grifols does not purchase or acquire renewable heat, steam or cooling

PURCHASED OR ACQUIRED RENEWABLE* ELECTRICITY, HEAT, STEAM AND COOLING– BIOTEST*	
kWh	2024
Electricity	298,850

*Biotest does not purchase or acquire renewable heat, steam or cooling

TOTAL ENERGY CONSUMPTION			
kWh	2024	2023	2022
Biopharma+Plasma procurement	805,503,399	831,629,897	794,588,340
Diagnostic	51,176,144	50,553,569	52,435,934
Bio Supplies	2,280,994	2,925,893	549,477
Others	38,777,951	39,970,526	39,044,577
Commercial affiliates	3,676,342	3,679,067	3,871,545
Total	**901,414,830**	**928,758,952**	**890,489,873**

TOTAL ENERGY CONSUMPTION - BIOTEST			
kWh	2024	2023	2022
Plasma Procurement	4,507,530	6,957,706	2,572,197
Biopharma	104,687,422	109,255,786	72,897,207
Total	**109,194,952**	**116,213,492**	**75,469,404**

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GRIFOLS
General | Environment Climate Change | Social | Governance | Annexes

CONSUMPTION VALUE RELATIVE TO SALES			
kWh	2024	2023	2022
Biopharma+Plasma procurement	142,592	164,510	171,095
Diagnostic	79,355	75,423	78,112
Bio Supplies	10,577	18,292	3,762
Others	185,335	196,463	156,075
Commercial affiliates	NA	NA	NA
Total	**134,710**	**152,534**	**156,152**

CONSUMPTION VALUE RELATIVE TO SALES - BIOTEST			
kWh	2024	2023	2022
Plasma Procurement	261,126	168,628	76,635
Biopharma	181,878	247,290	237,947
Total	**150,359**	**415,918**	**314,582**

COGENERATION PLANT			
kWh	2024	2023	2022
Natural gas consumed (kwh)	118,347,327	110,159,693	75,119,463
Total electricity generate (kwh)	43,395,980	40,656,130	27,618,042
Useful heat recoverd (kwh)	33,624,710	30,387,110	20,623,619

COGENERATION PLANT - BIOTEST			
kWh	2024	2023	2022
Natural gas consumed (kwh)	16,273,981	17,440,542	13,199,091
Total electricity generate (kwh)	5,637,840	5,958,345	4,770,118
Useful heat recoverd (kwh)	8,019,376	9,174,840	6,759,322

TOTAL RENEWABLE ENERGY CONSUMPTION						
	2024			2023		
kWh	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**
Biopharma+Plasma procurement	292,551	101,995	169,114,734	290,659	0	141,796,669
Diagnostic	0	0	12,738,392	0	0	10,006,113
Bio Supplies	0	0	0	0	0	0
Others	124,862	0	8,460,751	162,812	0	0
Commercial affiliates	0	0	1,011,615	0	0	340,000
Total	**417,413**	**101,995**	**191,325,492**	**453,471**	**0**	**152,142,782**

*Not used as fuel (solar PV)
** Includes electricity, heat, steam and cooling

TOTAL RENEWABLE ENERGY CONSUMPTION – BIOTEST			
	2024		
kWh	Self-generated renewable energy*	Renewable fuel consumption	Purchased renewable energy**
Plasma Procurement	0	0	0
Biopharma	266,092	0	32,758
Total	**266,092**	**0**	**32,758**

*Not used as fuel (solar PV)
** Includes electricity, heat, steam and cooling

55 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS General | Environment Pollution | Social | Governance | Annexes

Pollution

Grifols recognizes that air, water and soil pollution have an impact on human health and ecosystems, and contribute to climate change. The company identifies, manages and reports on pollutants generated by its operations that could affect air, water and soil quality.

Impacts, risks and opportunities

Grifols identifies, analyzes and manages all pollution metrics related to air, water and soil. However, given its business model and value chain, water pollution is the most relevant due to its potential negative impact and associated risk to the business. The company's operations do not significantly contribute to air or soil pollution, and no material risks or opportunities have been identified in these areas.

E2 POLLUTION		
Material IROs	**Typology**	**Description**
WATER POLLUTION		
Alteration and/or degradation of water quality	Negative impact, OO, SP	Wastewater from this sector may contain pollutants that impact the environment, which is why its proper treatment is crucial for Grifols. The company invests in solutions to improve the quality of discharged water at its main production facilities.
Non-compliance with legal requirements	R	This environmental impact has led to stricter regulations to protect water resources and public health. Grifols works to ensure compliance with all applicable legislation on wastewater quality. Risk

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain

Impact, risk and opportunity management

Material Sub-Topic	Policies	Actions	Metrics and Targets
WATER POLLUTION	• Environmental Policy • Sustainability Policy • Biodiversity Policy	• Diverting the distillate from PEG/sorbitol evaporators to the biological treatment plan • Sending wastewater from cleaning processes to the biological treatment plan • Directing alcohol tower residues to the anaerobic treatment plant before final discharge	**Under the 2023-2026 Environmental Program** • Reduce chemical oxygen demand (COD) in discharged wastewater by 240 mg/L, equivalent to an annual reduction of 123 tons.

• More information and details on Grifols' emissions that may impact air quality and/or air pollution: Section 1 on Climate Change- ESRS E1.
• More information and details on water management at Grifols: Section 3 on Water Resources-ESRS E3.
• More information and details on waste that may affect soil quality and/or soil pollution: Section 5 on Resource Use and Circular Economy-ESRS E5.

56 2024 Non-Financial Information Statement and Sustainability reporting

57 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Pollution Grifols’ comprehensive approach to pollution management Grifols has established a clear framework for pollution management through various policies that explicitly address contamination. The Environmental Policy defines efficient water cycle management as a core principle, with a focus on minimizing water consumption, reusing water where possible, treating it to optimal levels before discharge into public sanitation systems, and prioritizing improvements in water-stressed regions. The Sustainability Policy includes objectives focused on pollution prevention techniques to mitigate environmental risks related to Grifols’ activities, taking into account the effects of climate change. The Biodiversity Policy emphasizes improving water management as a key objective. It focuses on enhancing the quality of discharged water, incorporating water-saving measures into the design of new facilities and implementing solutions in existing ones. In compliance with ISO 14001, Grifols integrates eco-efficiency measures into new product development (R&D), building design and engineering projects. As part of its internal standards, every project and product development process must undergo an eco-efficiency assessment to identify opportunities for reducing environmental impact. This approach also extends to pollution management. Before launching a new project, Grifols conducts an early-stage analysis to determine whether additional regulatory licenses, permit modifications, specific authorizations or pollution mitigation investments (for air, water and soil) are needed. The company has also established recommendations for wastewater management in engineering projects. These include installing agitators and wastewater neutralization systems; prioritizing the use of CO2 over chemicals for wastewater neutralization whenever feasible; installing wastewater volume meters and where necessary, implementing more complex treatment systems. For existing facilities, Grifols invests in necessary upgrades based on the Best Available Techniques (BAT), ensuring they are applicable to both the sector and the specific facility. Water pollution in the 2023- 2026 Environmental Program Water pollution is a key focus area of the 2023-2026 Environmental Program, which sets specific targets and initiatives to address it. Grifols continuously evaluates and monitors progress toward achieving the objectives outlined in its environmental programs. DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2024 50% Targets related to water pollution Reduce wastewater discharge metrics Lower chemical oxygen demand (COD) levels in wastewater at Biopharma division facilities in Barcelona by 240 mg/L by treating more high-organic-load effluents in the biological treatment plant. Reduction of 123 tons annually

58 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Pollution Water pollution Grifols identifies, classifies, manages and reports on pollutants generated by its operations that may impact water quality. 31% is consumed 2.5 M m3 total water discharge 69% is discharged into the sewers 37% of Biopharma’s wastewater is treated prior to being discharged -11% COD discharge -76% suspended solids discharge En 2024, 2.5 million m3 of wastewater was discharged to public sewers. In U.S. plants, stormwater is conveyed to public waterways including the Los Angeles River, Neuse River and San Francisco Bay. Approximately 31% of water on average is consumed in auxiliary processes such as cooling towers or incorporated into the product, while 69% is discharged to the sewer. In 2024, the Barcelona and Clayton (North Carolina) facilities treated 908,700 m3 of wastewater using biological systems prior to discharge, representing 37% of the total discharge. Projects are underway to expand these treatments at both plants and in 2023, the new Clayton and Barcelona wastewater plants came into operation. In water-stressed areas, the distribution of discharges corresponds to water consumption, with no significant variations from previous years. Grifols identifies and classifies its potential water pollutants, with the most significant impact occurring at manufacturing plants. The key wastewater metric is chemical oxygen demand (COD), defined as the amount of organic and inorganic matter susceptible to oxidation. Grifols discharges wastewater into public sewage systems, which undergo municipal treatment processes. Additionally, the main production plants of the Biopharma business unit in Barcelona and Clayton operate on-site wastewater treatment plants to reduce COD levels before discharge. In 2024, 2,411 tons of COD were discharged, most of which corresponded to Biopharma’s production facilities. In addition, 78.17 tons of suspended solids in total and 31.3 tons of nitrogen were discharged. See the tables at the end of this chapter for more detailed figures on water discharges Microplastics Grifols recognizes that microplastics can accumulate in nature due to their resistance to degradation and environmental persistence. However, this is not considered a material aspect for the organization since its operations do not generate significant direct microplastic emissions. Grifols continues to optimize its processes to reduce plastic use wherever possible. Substances of concern and substances of very high concern (SVHC) Nitrogen and phosphorus levels in wastewater are not considered significant substances of concern, as they primarily come from sanitary (non-industrial) discharges rather than production processes. Grifols does not work with genetically modified organisms (GMOs) nor products that generate persistent organic pollutants (POPs). In consequence, no such discharges are produced. The Diagnostic business unit, which accounts for approximately 10% of Grifols’ revenue, uses certain substances classified as Substances of Very High Concern (SVHC) in the manufacture of some Procleix™ assays, sourced exclusively from qualified suppliers. The substances present at concentrations above 0.1% w/w (weight by weight) include: ● Poly(oxy-1,2-ethanediyl), α-[(1,1,3,3-tetramethylbutyl)phenyl] ether (CAS No. 9036-19-5): Triton X-100 is used in the reagent at 0.01 L/L (1.05% w/w). ● Boric acid (CAS No. 10043-35-3): Used in the reagent at 37.1 g/L (3.67% w/w). ● Polyethylene glycol p-(1,1,3,3-tetramethylbutyl)phenyl ether (CAS No. 9002-93-1): Triton X-102 is used in the enzymatic reagent at 0.10 L/L (10.2% w/w). These compounds are commonly used in the pharmaceutical industry. Any residual waste classified as hazardous under applicable regulations is collected and disposed of using designated containers, in full compliance with internal procedures and hazardous waste management regulations. Diagnostic Grifols, as the authorized representative of GDS in the EU, notified the use of these SVHCs in the SCIP database in October 2023.

GRIFOLS
General | Environment Pollution | Social | Governance | Annexes

Wastewater and discharge management

Grifols complies with all applicable national and local regulations and permits governing the disposal and treatment of wastewater from its facilities. In 2024, the company did not receive any fines related to adverse environmental impacts, including those associated with wastewater and discharges. Since no reported water pollution incidents occurred in 2024, there were no associated costs for remediation, damage compensation or legal claims.

Grifols does not discharge wastewater into natural water bodies. Instead, all wastewater is directed to local sewage systems, where it undergoes municipal or regional treatment.

Industrial plants apply necessary pre-treatment processes before final discharge. All production facilities operate in areas where local authorities regulate wastewater discharges. Production sites with an implemented and/or certified environmental management system follow strict procedures for wastewater quality monitoring, prevention and control. Commercial offices and warehouses discharge sanitary wastewater into municipal sewage systems.

Enhancing the quality of discharged water

The Biopharma facilities in Barcelona operate an anaerobic wastewater treatment plant equipped with UASB (Upflow Anaerobic Sludge Bed Reactor) technology, also known as a sludge bed reactor. This high-efficiency treatment process removes 85% of the organic pollutant load in oxygen-free conditions, requiring minimal energy consumption while generating biogas of renewable origin. Once treated, this biogas is used as fuel for the plant's steam production boilers, thus reducing natural gas consumption and CO_2e emissions into the atmosphere. In 2024, a total of 101,995 kWh of biogas was generated and used in the boilers.

The facility is designed to accommodate increased production, helping to lower current discharge metrics and maintain compliance as production scales up.

The Biopharma facilities in North Carolina operate a wastewater treatment plant with a processing capacity of up to 5,678 m^3 per day. The largest treatment plant in Grifols' global network, this facility reduces the organic load levels of treated water to 250 mg per liter, equivalent to that of household wastewater. Today, with this highly efficient plant in operation, the water treated by Grifols contains only 32 mg of organic load per liter, well below the permitted limit.

The Los Angeles, San Francisco, and Canada facilities operate with neutralization systems before final discharge.

These facilities combined process 37% of Grifols' total wastewater discharge.

Key performance indicators of Pollution

Water pollution

SUSPENDED SOLIDS DISCHARGED			
	2024	2023	2022
Total (T)	78	326	357
Relative to sales (T/million euros)	0.00	0.05	0.06

SUSPENDED SOLIDS DISCHARGED - BIOTEST	
	2024
Total (T)	4.60
Relative to sales (T/million euros)	0.00

59 2024 Non-Financial Information Statement and Sustainability reporting

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General | Environment Pollution | Social | Governance | Annexes

COD DISCHARGED			
	2024	2023	2022
Total (T)	2,479	2,168	2,525
Relative to sales (T/million euros)	0.01	0.36	0.44

COD DISCHARGED - BIOTEST	
	2024
Total (T)	244
Relative to sales (T/million euros)	0.00

NITROGEN DISCHARGED	
	2024
Total (T)	31.31
Relative to sales (T/million euros)	0.00

NITROGEN DISCHARGED - BIOTEST	
	2024
Total (T)	18.40
Relative to sales (T/million euros)	0.04

Air pollution

OTHER EMISSIONS			
Absolute value (T)	2024	2023	2022
NOx	71.31	71.5	59.31
CO	64.78	62.7	63.65
SO_2	0.54	0.57	0.63

OTHER EMISSIONS - BIOTEST	
Absolute value (T)	2024
NOx	NA
CO	NA
SO_2	NA

CO EMISSIONS INTENSITY			
T/CO/million euros	2024	2023	2022
Total Grifols	0.01	0.01	0.01

SO_2 EMISSIONS INTENSITY			
T/SO_2/million euros	2024	2023	2022
Total Grifols	0.00	0.00	0.00

NO_x EMISSIONS INTENSITY			
T/NOX/million euros	2024	2023	2022
Total Grifols	0.01	0.01	0.01

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General | Environment Water resources | Social | Governance | Annexes

Water Resources

Grifols' activities do not have a direct impact on the blue economy or marine resources. However, water plays a crucial role throughout the entire production process of plasma-derived medicines, both in core production and auxiliary processes. Additionally, strict quality water standards are applied to ensure the sterility of Grifols' products.

In 2024, following international guidelines, Grifols reported data on water withdrawal, consumption and discharge. In general terms, water withdrawal refers to all water extracted from surface, groundwater or third-party sources, regardless of how it is used throughout the year. In contrast, water consumption accounts for the portion of withdrawn water that does not return to the system, either because it is incorporated into the product/ process or lost through evaporation.

This means that not all withdrawn water is consumed. A portion is used and consumed, while another is returned to natural systems as discharge, though its quality or characteristics may have changed.

Grifols implements practices to minimize the water footprint of its activities and promotes water management based on circular economy principles.

Impacts, risks and opportunities

E3 WATER RESOURCES		
Material IROs	**Typology**	**Description**
WATER		
Contribution to water stress	Negative impact, OO, SP	Like many industries, the pharmaceutical sector depends on water resources for its operations. Effective water management is crucial to reducing environmental impact and ensuring long-term sustainability.
Reduced water availability	R	As outlined in the Climate Risk and Opportunity Analysis, potential increases in operational costs and production disruptions due to water scarcity, declining water quality or stricter water use regulations represent a material risk for Grifols.

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain

More information on water discharge-related IROs: "Pollution section-ESRS E2".

Impact, risk and opportunity management

Material Sub-Topic	Policies	Actions	Metrics and Targets
Water	• Sustainability Policy • Environmental Policy • Biodiversity Policy	• Recovering clean water from production processes for reuse in auxiliary operations • Reducing water consumption in reactor cleaning • Minimizing water use in treatment systems such as reverse osmosis • Lowering the frequency of washing plasma bottle containers by using biodegradable soap	**Under the 2023-2026 Corporate Environmental Program:** • Reduce water withdrawal by 85,737 m³ per year*.

*The term "consumption" has been replaced with "withdrawal" in accordance with international guidelines.

For more information and details on the management of discharges and wastewater that may impact water quality, see Section 2 on Pollution - ESRS E2.

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GRIFOLS
General | Environment Water resources | Social | Governance | Annexes

Water is an essential resource for Grifols

Grifols is developing a specific policy to address all aspects related to water withdrawal, consumption and management. However, several existing policies already define the principles, guidelines and strategies the company follows to ensure the sustainable use of water resources.

The **Sustainability Policy** recognizes water as a critical resource due to its role in production processes and its impact on product quality. Grifols is committed to efficient water use and minimizing environmental impact through initiatives such as optimizing water consumption in production plants, recycling and reusing water wherever possible, and managing water resources sustainably. Additionally, the company works to implement practices that preserve water sources long-term, reducing its water footprint.

The **Environmental Policy** sets out key principles and commitments related to water management, including sustainable water use; minimizing water-related environmental impact; monitoring and controlling water usage to comply with environmental regulations; conserving aquatic ecosystems and biodiversity; educating and training employees on sustainable practices

Grifols' **Biodiversity Policy** recognizes water as essential to life and ecosystem balance. It includes commitments to sustainable water management, safeguarding water quality and collaborating with communities and international organizations to protect aquatic ecosystems and biodiversity.

Water in the 2023-2026 Corporate Environmental Program

Water is a key area of focus in Grifols' 2023-2026 Corporate Environmental Program, which sets specific objectives aimed at optimizing and reducing water consumption. The company continuously evaluates and monitors progress toward the targets outlined in its environmental programs.

DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2024		80%
Water resource objectives		
Reduce annual water withdrawal by more than 85,000 m³	Reduce water withdrawal for auxiliary processes, Annual reduction of more than 46,000 m³.	
	Reduce water rejection from water treatment for production. Annual reduction of more than 39,000 m³.	



62 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment Water resources | Social | Governance | Annexes

Water withdrawal and consumption

Water withdrawal refers to all water extracted from natural sources or third-party suppliers, regardless of how it is used. Water consumption refers to the portion of withdrawn water that does not return to the environment because it evaporates, is incorporated into products or is lost in processes. Not all withdrawn water is consumed; some is returned to the system as discharge, though its quality may be altered.

Grifols operates in geographical regions where water withdrawal control is essential, including California (U.S.) and Catalonia and Murcia (Spain).

In 2024, 19.7% of total water withdrawal occurred in water-stressed areas, maintaining levels similar to previous years.

For this reason, optimizing water use is essential to Grifols, especially as the company expands its industrial activity.

Grifols does not use surface freshwater (from rivers, wetlands, etc.), brackish surface water (seawater), non-renewable groundwater or produced/infiltrated water. Instead, 90.6% of the water used comes from public supply networks, while 9.4% is sourced from on-site wells at its Barcelona facilities, which supply water for production processes. The company ensures sustainable management of these resources, preventing any negative impact on local water availability and fully complying with applicable environmental regulations.

Water withdrawals from on-site wells are conducted in accordance with permits issued by the relevant water authority, which regulates all authorizations and water usage. Grifols monitors these withdrawals to ensure they remain within approved limits.

Grifols does not store water for purposes other than fire protection systems, located at production sites in Spain and Ireland, with a total storage capacity of 2,564 m³.

In 2024, water consumption totaled 1.1 million m³, reflecting a 11.3% absolute reduction. By business unit, Biopharma and Plasma Procurement, which together account for 92% of total water use, maintained stable withdrawal levels.

In 2024 Grifols was awarded a B-rating by the Carbon Disclosure Project (CDP) Water Security.

73%
of production facilities have implemented water-saving measures

69%
of withdrawn water is returned to the natural system

Withdrawal
3.6 M m³
-2% vs 2023
26% Spain • **68%** U.S. • **6%** RoW

Consumption
1.1 M m³
-11% vs 2023
20% Spain • **76%** U.S. • **4%** RoW

Water discharges
2.5 M m³
+2% vs 2023
28% Spain • **64%** U.S. • **8%** RoW

WATER CONSUMPTION BY BUSINESS UNIT

m³	2024	2023	2022
Biopharma + Plasma Procurement	1,014,214	1,144,508	651,895
Diagnostic	40,267	30,991	13,961
Bio Supplies	79	2	0
Others	52,114	72,978	35,830
Commercial affiliates	1,217	806	3
Total	**1,107,891**	**1,249,286**	**701,689**

The term "consumption" has been replaced with "withdrawal" in accordance with international guidelines.

*Not including Biotest.

For detailed data on water consumption, withdrawal and discharge, see the tables at the end of this chapter.

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General | Environment Water resources | Social | Governance | Annexes

Water management and the circular economy

Applying circular economy principles to water management is key to ensuring sustainable and efficient use of resources. In this regard, Grifols focuses on reducing water demand by adopting advanced technologies and practices to lower usage while optimizing industrial processes to minimize withdrawal.

Grifols ensures that water-saving measures are fully integrated into the design of any new facilities and implements water efficiency measures in existing buildings. These include reducing water use in reactor and equipment cleaning by installing automated cleaning-in-place (CIP) systems and minimizing water use in treatment systems such as reverse osmosis.

The company is also firmly committed to water reuse and actively recycles clean water from production processes. On average, 31% of the water used in Grifols' operations is reused in auxiliary processes, such as outdoor cleaning and cooling towers, or is incorporated into products.

Water resources management key performance indicators

WATER WITHDRAWAL BY BUSINESS UNIT

m^3	2024	2023	2022
Biopharma+Plasma procurement	3,297,133	3,373,254	2,733,390
Diagnostic	83,531	68,790	104,641
Bio Supplies	8,480	12,279	3,363
Others	192,134	216,983	188,082
Commercial affiliates	6,079	5,502	4,878
Total	**3,587,357**	**3,676,808**	**3,034,354**

WATER WITHDRAWAL BY BUSINESS UNIT - BIOTEST

m^3	2024	2023	2022
Plasma Procurement	11,522	15,549	6,610
Biopharma	453,350	474,819	333,221
Total	**464,872**	**490,368**	**339,831**

WATER WITHDRAWAL BY COUNTRY

m^3	2024	2023	2022
Spain	929,864	961,208	884,304
U.S.	2,429,566	2,456,863	2,039,650
RoW	227,927	258,738	113,575
Total	**3,587,357**	**3,676,809**	**3,037,529**

WATER WITHDRAWAL BY COUNTRY - BIOTEST

m^3	2024	2023	2022
Germany	456,852	476,956	333,317
RoW	8,020	12,646	6,447
Total	**464,872**	**489,602**	**339,764**

WATER WITHDRAWAL VALUE RELATIVE TO SALES

m^3/million euros	2024	2023	2022
Biopharma+Plasma Procurement	584	667	589
Diagnostic	130	103	156
Bio Supplies	39	77	23
Others	918	1,067	752
Commercial affiliates	NA	NA	NA
Total	**534**	**604**	**532**

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GRIFOLS
General | Environment Water resources | Social | Governance | Annexes

WATER WITHDRAWAL VALUE RELATIVE TO SALES - BIOTEST			
m³/million euros	2024	2023	2022
Plasma Procurement	667	368	197
Biopharma	788	1,065	1,088
Total	**640**	**1,433**	**1,382**

WATER WITHDRAWAL VALUE RELATIVE TO PRODUCTION			
m³/Production index	2024	2023	2022
Biopharma+Plasma Procurement*	0.06	0.06	0.06
Diagnostic**	130	103	156
Bio Supplies**	39	77	23
Others**	918	1,067	752
Commercial affiliates	NA	NA	NA

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

WATER WITHDRAWAL VALUE RELATIVE TO PRODUCTION - BIOTEST			
m³/Production index	2024	2023	2022
Plasma Procurement**	18	368	0
Biopharma*	147	1,065	1

Production index: * Liters of plasma: fractionated + equivalent / ** Sales

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - 2024						
m³	Total	By source			Withdrawal water-stressed regions*	
		Groundwater	Third party water	Irrigation net	Absolute value (m³)	%
Biopharma + Plasma Procurement	3,297,133	231,376	3,054,669	11,088	652,833	19.8
Diagnostic	83,531	0	70,823	12,708	27,516	32.9
Bio Supplies	8,480	0	8,480	0	875	10.3
Others	192,134	104,235	87,899	0	68,161	35.5
Commercial affiliates	6,079	0	6,079	0	2,765	45.5
Total	**3,587,357**	**335,611**	**3,227,950**	**23,796**	**752,150**	21.0

* Areas with high and extremely high risk according to World Resources Institute

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - 2023				
m³	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Biopharma + Plasma Procurement	3,373,255	262,471	3,110,784	19.1
Diagnostic	68,790	0	68,790	17.8
Bio Supplies	12,279	0	12,279	54.8
Others	216,983	130,386	86,597	34.9
Commercial affiliates	5,502	0	5,502	28.8
Total	**3,676,809**	**392,857**	**3,283,952**	**20.1**

* Areas with high and extremely high risk according to World Resources Institute

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General | Environment Water resources | Social | Governance | Annexes

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - 2022

m³	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Biopharma + Plasma Procurement	2,733,390	234,824	2,498,566	19.3
Diagnostic	104,641	0	104,641	24.7
Bio Supplies	3,363	0	3,363	100.0
Others	188,082	120,943	67,139	26.4
Commercial affiliates	4,878	0	4,878	41.0
Total	**3,034,354**	**355,767**	**2,678,587**	**20.0**

* Areas with high and extremely high risk according to World Resources Institute

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - BIOTEST - 2024

m³	Total	By source			Withdrawal water-stressed regions*	
		Groundwater	Third party water	Irrigation net	Absolute value (m³)	%
Plasma Procurement	11,522	0	11,522	0	0	0.0%
Biopharma	453,350	0	453,110	240	0	0.0%
Total	**464,872**	**0**	**464,632**	**240**	**0**	**0.0%**

* Areas with high and extremely high risk according to World Resources Institute

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - BIOTEST - 2023

m³	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Plasma Procurement	15,896	0	15,896	0.0%
Biopharma	473,706	0	473,706	0.0%
Total	**489,602**	**0**	**489,602**	**0.0%**

* Areas with high and extremely high risk according to World Resources Institute

WATER WITHDRAWAL BY SOURCE AND WATER STRESSED REGIONS - BIOTEST - 2022

m³	Total	By source		% of consumption in water-stressed regions*
		Groundwater	Third party water	
Plasma Procurement	15,896	0	15,896	0.0%
Biopharma	473,706	0	473,706	0.0%
Total	**489,602**	**0**	**489,602**	**0.0%**

* Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY BUSINESS UNIT

m³	2024	2023	2022
Biopharma + Plasma Procurement	2,282,919	2,228,746	2,081,495
Diagnostic	43,264	37,799	90,680
Bio Supplies	8,401	12,277	3,363
Others	140,020	144,005	152,252
Commercial affiliates	4,861	4,696	4,875
Total	**2,479,466**	**2,427,523**	**2,332,665**

WASTEWATER DISCHARGE BY BUSINESS UNIT - BIOTEST

m³	2024	2023	2022
Plasma Procurement	7,163	15,896	15,896
Biopharma	452,782	430,754	430,754
Total	**459,945**	**446,650**	**446,650**

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General | Environment Water resources | Social | Governance | Annexes

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2024

m^3	By destination	By treatment		In water-stressed regions***	
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	Absolute value (m^3)	%
Biopharma + Plasma Procurement	2,282,919	1,374,218	908,701	423,707	19
Diagnostic	43,264	43,264	0	21,315	49
Bio Supplies	8,401	8,401	0	796	9
Others	140,020	140,020	0	39,861	28
Commercial affiliates	4,861	4,861	0	2,758	57
Total	**2,479,466**	**1,570,765**	**908,701**	**488,436**	**20**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2023

m^3	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Biopharma + Plasma Procurement	2,228,746	1,379,555	849,191	17.5
Diagnostic	37,799	37,799	0	32.3
Bio Supplies	12,277	12,277	0	54.8
Others	144,005	144,005	0	27.8
Commercial affiliates	4,696	4,696	0	43.4
Total	**2,427,523**	**1,578,332**	**849,191**	**18.6**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - 2022

m^3	By destination	By treatment		By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Biopharma + Plasma Procurement	2,081,495	1,207,603	873,892	16.6
Diagnostic	90,680	90,680	0	24.4
Bio Supplies	3,363	3,363	0	100.0
Others	152,252	152,252	0	6.2
Commercial affiliates	4,875	4,875	0	41.0
Total	**2,332,665**	**1,458,773**	**873,892**	**17.8**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - BIOTEST - 2024

m^3	By destination	By treatment		In water-stressed regions***	
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	Absolute value (m^3)	%
Plasma Procurement	7,163	7,163	0	0	0.0%
Biopharma	452,782	365,198	87,584	0	0.0%
Total	**459,945**	**372,361**	**87,584**	**0**	**0.0%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

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General | Environment | Water resources | Social | Governance | Annexes

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - BIOTEST - 2023				
m³	By destination		By treatment	By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Plasma Procurement	15,896	15,896	0	0.0%
Biopharma	430,754	430,754	0	0.0%
Total	**446,650**	**446,650**	**0**	**0.0%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

WASTEWATER DISCHARGE BY SOURCE AND STRESS AREAS - BIOTEST - 2022				
m³	By destination		By treatment	By region
	Total (public sewer system)	No internal treatment*	Biological systems prior to discharge**	% of discharged on water-stressed regions***
Plasma Procurement	15,896	15,896	0	0.0%
Biopharma	430,754	430,754	0	0.0%
Total	**446,650**	**446,650**	**0**	**0.0%**

* Wastewater discharged into the sewer system with subsequent treatment of municipal services
** Internal pretreatment processes
*** Areas with high and extremely high risk according to World Resources Institute

WATER CONSUMPTION BY BUSINESS UNIT			
m³	2024	2023	2022
Biopharma + Plasma Procurement	1,014,214	1,144,508	651,895
Diagnostic	40,267	30,991	13,961
Bio Supplies	79	2	0
Others	52,114	72,978	35,830
Commercial affiliates	1,217	806	3
Total	**1,107,891**	**1,249,285**	**701,689**

Water consumption was calculated by excluding water discharged from water withdrawn according to international standards

WATER CONSUMPTION BY BUSINESS UNIT - BIOTEST			
m³	2024	2023	2022
Plasma Procurement	4,359	0	0
Biopharma	568	42,952	42,952
Total	**4,927**	**42,952**	**42,952**

Water consumption was calculated by excluding water discharged from water withdrawn according to international standards

WATER CONSUMPTION IN WATER-STRESSED AREAS	
m³	2024
Biopharma + Plasma Procurement	229,126
Diagnostic	6,201
Bio Supplies	79
Others	28,300
Commercial affiliates	7
Total	**263,713**

WATER CONSUMPTION IN WATER-STRESSED AREAS - BIOTEST*

*Biotest's water consumption in water-stressed areas is zero, as it neither withdraws nor discharges water in these regions.

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GRIFOLS
General | Environment Biodiversity | Social | Governance | Annexes

Biodiversity

Grifols recognizes the close connection between biodiversity, ecosystems and key environmental factors such as climate change, pollution, land use, freshwater use and marine resource management.

Conserving biodiversity is also central to human health and well-being. While Grifols' activities do not involve agriculture or forestry and as such, are not considered to have a significant impact on biodiversity or ecosystems, the company still remains committed to protecting and enhancing biodiversity on its own properties. Grifols does not work with genetically modified organisms (GMOs) or products that could generate persistent organic compounds or significant nitrogen or phosphorus discharges and no material risks or opportunities related to biodiversity have been identified that could affect the company's development.

Grifols' biodiversity management

Policies	Actions	Metrics and Targets
• Biodiversity Policy • Environmental Policy • Sustainability Policy	• Programs for the protection and conservation of biodiversity in company-owned natural areas and other areas of influence	**Under Grifols 2030 Agenda** • Protect biodiversity in company-owned natural areas to capture CO_2 **Under the Environmental Program** • Participate in biodiversity preservation programs

Grifols' Biodiversity Policy outlines its commitments to biodiversity conservation with an approach aligned with key international frameworks, including the United Nations Convention on Biological Diversity (1992), the EU Biodiversity Strategy for 2030 (2020), the Kunming-Montreal Global Biodiversity Framework (2022) and the 2030 Agenda for Sustainable Development (2015).

The policy has been developed in line with Grifols' regulatory frameworks, which include the Sustainability Policy, Environmental Policy, Climate Action Policy, Energy Policy, Human Rights Policy and the Grifols 2030 Agenda.

Grifols is committed to protecting and restoring ecosystems, conducting risk assessments across its value chain to identify and mitigate biodiversity impacts and implementing measures to reduce natural resource use, particularly water. The company also collaborates with local communities to promote the conservation and protection of ecologically valuable areas.

Biodiversity in the 2023-2026 Environmental Program

Biodiversity forms one of the three key cornerstones of Grifols' 2023-2026 Corporate Environmental Program, which sets specific targets and initiatives to achieve them. Grifols monitors and evaluates progress toward these targets as part of its broader environmental strategy.

DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2024	100%
Biodiversity-related objectives	
Establish biodiversity protection programs in natural areas owned by Grifols and other areas of influence.	Maintain Wildlife Habitat Council (WHC) certification to protect biodiversity in Grifols' natural areas.
	Protect biodiversity in areas of influence through collaborations with external organizations: • Rivus Foundation, dedicated to the restoration and conservation of river systems and their heritage. • Associació Sèlvans, focused on protecting a centuries-old forest of recognized ecological value.

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2024 Non-Financial Information Statement and Sustainability reporting 70 General Environment Social Governance Annexes Biodiversity Biodiversity protection and conservation programs Grifols does not operate in areas legally protected for biodiversity or in ecologically significant zones. However, it prioritizes locations with natural areas within its facilities or under its influence. As part of this commitment, Grifols actively protects biodiversity through two key initiatives–one in the U.S. and another in Spain. Grifols’ Wildlife programs in the U.S. focus primarily on launching conservation initiatives in the Clayton (North Carolina) protected natural area. In Spain, Grifols has an ongoing collaboration agreement to preserve and protect the watersheds of two rivers in Catalonia As part of its environmental management system, Grifols assesses potential environmental risks at its U.S. facilities in Clayton, including those related to biodiversity impact. Protected natural area in North Carolina Grifols owns over 121 hectares of forest adjacent to its production facilities in Clayton, North Carolina. This protected area is an ideal habitat for numerous aquatic and terrestrial species and is certified by the Wildlife at Work and Corporate Lands for Learning programs, both of which were launched by the Wildlife Habitat Council (WHC). Conservation actions* in 2024: ● Collaboration with local students to maintain nesting boxes for native bird species, to contribute to nesting, breeding and shelter. ● Ongoing protection of a large forested area adjacent to Grifols’ facilities, previously earmarked for urban development, to preserve it as a habitat for wildlife and a recreational area for environmental education for the workforce. ● Expanding the pollinator garden, including establishing five active beehives and efforts to plant pollinator-friendly vegetation to support the migration of Monarch butterflies from the U.S. and Canada to Mexico. ● Participation in the “Butterfly Highway” program. *Key actions taken under each conservation program. Conservation and preservation of river systems in Spain In 2024, Grifols continued its collaboration with the RIVUS Foundation, dedicated to research, education and volunteer initiatives to promote the conservation of the Besòs and Tordera river basins. Grifols supports the foundation’s awareness programs in schools in reflection of its environmental commitment to its local surroundings. This year, efforts have focused on environmental education, awareness and training for the educational community and the general public. For more details on the initiative, see “Social Action-Patients” chapter. Protection and preservation of the “Grifols Centenary Forest” In 2023, Grifols signed a sponsorship agreement with Associació Sèlvans to help preserve the natural forest heritage of singular ecological value. Grifols’ continued support in 2024 enabled the preservation of the “Grifols Centennial Forest,” a sanctuary that promotes human health and well-being, serves as a refuge for remarkable biodiversity, and counteracts climate change. Grifols has developed several awareness initiatives through this sponsorship, including training programs, a forest itinerary and adapting the space to provide forest therapy. Tree sponsorship in Germany In addition to donating funds to the Ecken Wecken Foundation (“Awakening Corners”), employees from Grifols’ German donation centers committed to sponsoring trees near the Leipzig headquarters. “ We preserve 121+ hectares, equivalent to more than 150 football fields

GRIFOLS
General | Environment Circular Economy | Social | Governance | Annexes

Use of resources and the circular economy

The circular economy is at the heart of Grifols' operations, prioritizing the efficient use of resources and actively working to reduce waste. This goal of this strategy is to embrace the company's transition toward a low-carbon economy and minimize environmental impacts at every stage of the life cycle.

Impacts, risks and opportunities

E5 CIRCULAR ECONOMY		
Material IROs	**Typology**	**Description**
RESOURCE INFLOWS, INCLUDING USE		
Pressure on natural resources	Negative impact, Positive impact, Own Operation, Supply Chain	Grifols is actively working to reduce its fossil fuel consumption, although it does not use coal directly. Its U.S. facilities account for 57% of the company's natural gas consumption. Additionally, Grifols continues to reduce pressure on other natural resources by integrating recycling, recovery and reuse measures that support the transition to a circular economy.
Dependence on plasma and other essential raw materials	Risk	Plasma is a critical raw material in the production of plasma-derived medicines. Grifols has demonstrated resilience following the COVID-19 pandemic and has the expertise to manage potential risks related to plasma supply constraints caused by socioeconomic and geopolitical factors. The company also supports various public-private initiatives to enhance self-sufficiency[1].
RESOURCE OUTFLOWS RELATED TO PRODUCTS AND SERVICES		
Waste recovery	Positive impact, Own Operation	Promoting a circular economy through waste recovery initiatives in pharmaceutical operations helps conserve resources and strengthens a circular economy approach.
WASTE		
Waste generation	Negative impact, Positive impact, Own Operation, Supply Chain	Grifols works towards responsible waste management, seeking to minimize its environmental impact while promoting recycling and reuse practices.

1. More details: Section 3 of "Social impact on Donors-ESRS S3

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

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GRIFOLS

General | Environment Circular Economy | Social | Governance | Annexes

Impact, risk and opportunity management

Material Sub-Topic	Policies	Actions	Metrics and Targets
Resource inflows, including use	• Environmental Policy • Sustainability Policy	• Drive circular economy principles at all stages of the product and service lifecycle* • Prioritize the efficient use of materials, water, and energy • Promote the use of low-impact materials in the design and development of production facilities and buildings	**Under Grifols 2030 Agenda** • Continue implementing circular economy measures at every stage of the operational lifecycle **Under the 2023-2026 Corporate Environmental Program:** • Increase the use of recycled materials in Diagnostic
Resource outflows related to products and services		• Promote the use of organic products (sorbitol and polyethylene glycol) • Continue maximizing the use of non-eligible plasma through the Bio Supplies unit • Explore further alternatives for non-eligible plasma	**Under the Environmental Program** • Maintain "Zero Waste to Landfill" certification
Residuos		• Minimize and recover waste generated	**Under the Environmental Program** • Maintain "Zero Waste to Landfill" certification • Reduce waste generation by 1,800 tons annually

*See detailed actions by stage

The circular economy in the 2023-2026 Corporate Environmental Program

The circular economy is one of the three cornerstones of Grifols' 2023-2026 Corporate Environmental Program, which outlines specific objectives to optimize resource use and minimize waste. These objectives focus on reducing consumption, maximizing raw material utilization and promoting reuse, recycling and resource regeneration whenever possible.

Grifols continuously evaluates and monitors progress toward the goals set out in its 2023-2026 Corporate Environmental Program and the Grifols 2030 Agenda.

DEGREE OF COMPLIANCE WITH ACTIONS AT YEAR END 2024	56.07%
Targets related to the circular economy	
Maintain "Zero Waste to Landfill" certification	Maintain "Zero Waste to Landfill" certification
Reduce annual waste generation by 1,800 metric tons	Reduce waste generation by installing an ethanol distillation tower Annual reduction of 1,785 metric tons,
	Reduce plastic waste from packaging and raw material processing Annual reduction of 75 metric tons.
	Reduce cardboard waste from plasma storage and reagent packaging Annual reduction of 5 metric tons Reduce packaging waste from cafeteria Annual reduction of 2 metric tons
Increase the use of recycled materials	Implement use of recycled cardboard in packaging materials

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GRIFOLS
General | **Environment** Circular Economy | Social | Governance | Annexes

Driving the circular economy across all stages of the product and service lifecycle

As part of its Sustainability Policy, Grifols is committed to its surroundings and sustainable development, promoting the rational use and optimization of natural resources as well as improving waste recycling and recovery.

To achieve this, the circular economy concept is at the foundation of Grifols' environmental management. The company's Environmental Policy specifically sets out the goal of fostering circular economy principles across all stages of the product and service lifecycle, prioritizing the efficient use of materials, water and energy, while minimizing and recovering waste.

- Rationalization of cardboard, plastic and caustic soda consumption
- Maximizing raw material utilization
- Prioritizing local suppliers
- Route optimization

- Environmental criteria in engineering projects
- Eco-design of equipment (diagnostics and engineering)
- Environmental criteria in R&D
- Packaging and container design

- Waste recovery
- Waste-to-energy recovery
- Anaerobic digestion of waste
- Zero Waste to Landfill initiative
- Internal wastewater treatment
- Minimization of atmospheric emissions


Raw Materials
Design
Production & Reprocessing
Distribution
Consumption use, reuse, repair
Collection
Recycling
Waste

- Water reuse systems*
- Water consumption optimization*
- Energy efficiency measures
- Renewable energy consumption
- Cogeneration plant
- LEED/Green Globes building certification

- Packaging optimization
- Use of recycled/recyclable packaging materials
- Certification of transport companies
- Optimization of route and means of transport

- Recycling of recoverable waste
- Internal reuse of ethanol in production
- Recovery of intermediate products
- New biological products marketed by the Bio Supplies Business Unit

- SIGRE, Integrated Management Systems for drugs out of specification
- Management of electrical and electronic equipment placed on the market

- Reuse of ethanol in production
- Intermediate products: PEG + sorbitol
- Grifols Engineering machine manuals
- Equipment manuals (diagnostic)

More details: "Water Resources" section (ESRS-E3).

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GRIFOLS
General | Environment Circular Economy | Social | Governance | Annexes

Resource inflows: raw material consumption

Main raw materials by business unit

PLASMA PROCUREMENT and BIOPHARMA **84%** of revenue	DIAGNOSTIC **10%** of revenue	BIO-SUPPLIES **3%** of revenue
Plasma-derived medicines	Auto-analyzers and diagnostic reagents	Biological material for research and diagnostics
Main products		
Plasma[1] Etanol Polietilenglicol Sorbitol Agua[2]	Base plates (units) PP plastic cards Red blood cell reagents (liters)	A significant portion of plasma deemed unsuitable for plasma-derived medicines is repurposed for these applications.
PACKAGING MATERIALS: Glass - Plastic - Cardboard		

Main final products and materials by business unit

Plasma is the primary raw material used to produce plasma-derived medicines. It is managed through the Plasma Procurement business unit, which together with Biopharma, oversees the production of plasma-derived medicines and accounts for more than 84% of Grifols' revenue. Plasma is sourced from qualified donors.

Ethanol, polyethylene glycol and sorbitol are primarily used in the fractionation and purification of various plasma proteins. Through plasma fractionation, Grifols is able to extract proteins with therapeutic properties for commercial use. This process involves subjecting the plasma to successive temperature, pH and ethanol concentration adjustments, each of which facilitates the precipitation of a specific protein.

In the Diagnostic Business Unit, the main raw material is the plastic used in the production of its diagnostic cards (DG-GelR), in addition to the base plates to manufacture auto-analyzers.

1. More details: "Plasma donors and comunities" section (ESRS S3), Social chapter.
2. More details: "Water Resources" section (ESRS E3).

Reducing the use of plastic in production processes

One of Grifols' priorities is optimizing processes to minimize the use of plastic. The company has been working toward this goal since 2023, implementing several measures, including removing the polyethylene bag previously used in each box of plasma archive samples, which saves 20,600 bags per year–equivalent to 0.642 tons of plastic annually. It has also modified the packaging of ethanol-based production waste to eliminate the use of plastic containers, resulting in an annual reduction of 75 tons of plastic.

Likewise, more than 17 million gloves used in U.S. plasma donation centers are now biodegradable.

For a detailed breakdown of main raw material consumption, see the tables at the end of this chapter

Designing more environmentally friendly packaging

Grifols' Diagnostic business unit, which operates at the Parets del Vallès plant in Barcelona, has redesigned the packaging for DG Gel cards to incorporate more sustainable materials. The new packaging is made from 100% recycled cardboard and features a safer, more eco-friendly varnish. Additionally, it will now display a symbol indicating its full recyclability, along with details of the recycled materials used.

Improving our processes with biodegradable auxiliary material

In 2024, Grifols optimized the washing cycle for plastic crates at its Plasma Procurement facilities in Barcelona by introducing a biodegradable detergent. This innovation has significantly reduced the frequency of washing, simplifying the process and reducing working hours. More importantly, it has also led to a substantial reduction in water and energy consumption, reinforcing Grifols' commitment to sustainable operations.

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GRIFOLS
General | Environment Circular Economy | Social | Governance | Annexes

Resource outflows

Main final products and materials by business unit

PLASMA PROCUREMENT and BIOPHARMA **84%** of revenue	DIAGNOSTIC **10%** of revenue	BIO-SUPPLIES **3%** of revenue
Plasma-derived medicines	Auto-analyzers and diagnostic reagents	Biological material for research and diagnostics
	Main products	
Immunoglobulins Alpha-1 antitrypsin Albumin Coagulation factors Fibrinogen	Blood typing tests Blood and plasma virus screening tests Manual and automated analyzers	A significant portion of plasma deemed unsuitable for plasma-derived medicines is repurposed for these applications
	PACKAGING MATERIALS: Glass - Plastic - Cardboard	

INTERMEDIATE PRODUCTS	
Maximum reuse of plasma	Most of the plasma deemed unsuitable for fractionation is marketed through Bio Supplies to produce diagnostic and analytical reagents for research purposes. By 2024 more than 160,000 liters of plasma had been sold, resulting in the annual reuse of 160 tons of raw materials and consequently, the same volume in waste reduction. Once all plasma proteins for therapeutic purposes have been obtained, the remaining paste is disposed of as waste and managed according to its composition and country: anaerobic digestion for the production of biogas; composting; controlled landfill for non-hazardous waste; or autoclave treatment and subsequent landfill disposal.
Management of intermediate products in Biopharma	A polyethylene glycol (PEG) and sorbitol solution is used to separate and obtain Flebogamma® DIF intravenous immunoglobulin. After use, this solution is concentrated at Grifols' Barcelona facilities and marketed to additive manufacturers for use in the cement industry. In 2024, approximately 21,246 tons of aqueous solution of polyethylene glycol and sorbitol were transformed into 14,724 tons of product that is sold as raw material for other uses.

More information: "Value Chain" section.

WE STRIVE TO FIND ALTERNATIVES TO REDUCE THE IMPACT OF OUR PRODUCTS THROUGHOUT THEIR LIFE CYCLE

Product quality and safety are a top priority at Grifols, including their presentation in the most environmentally-sustainably packaging. To this end, the company performed a study in the European market comparing glass packaging to plastic bags for 100 mL format albumin, taking into account all phases of the life cycle analysis (LCA).

The study was conducted in collaboration with Grup Carles and the UNESCO Chair of Life Cycle and Climate Change ESCI-UPF in line with the ISO 14044 standard and using Gabi LCA software. After normalizing the results, the nine most relevant impact categories were analyzed in depth, as well as the water scarcity indicator.

While widely considered more harmful to ecosystems, plastic bags were found to have a lower environmental impact than glass vials, scoring higher in all impact categories analyzed. The change in the product's packaging reduces its carbon footprint, leading to a 55% reduction in water consumption and a 23% improvement in climate change overall.

By way of example, supplying 10,000 units of albumin (20%) in 100 mL doses in plastic bags instead of glass vials avoids 655 kg of CO_2 e emission and 355 m^3 of water consumption. This is equivalent to driving 3,930 km in a mid-range car and taking 3,500 five-minute showers.

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2024 Non-Financial Information Statement and Sustainability reporting 76 General Environment Social Governance Annexes Circular Economy 52.5 47.5% Waste management Recycling 26.8% Landfill 39.5% Anaerobic digestion and other treatments 9.8% Other methods 13.0% Composting 10.3% Reuse 0.6% Disposal Recove yr 24,583 metric tons of recovered waste 47% of the total waste generated Grifols’ waste management strategy prioritizes prevention and reduction, promoting waste recovery over landfill disposal or incineration. The company’s internal procedures outline a structured waste management hierarchy: prevention, preparation for reuse, recycling, other types of recovery (including energy recovery) and disposal. Grifols continues to explore waste treatment initiatives, including recycling initiatives, anaerobic digestion and material and energy recovery. In 2024, its industrial facilities and Plasma Procurement donation centers combined generated 22,442 tons of waste, reflecting a 6% increase due to higher production levels. In the same year, 47% of Grifols’ waste was not allocated for disposal, of which 87% was non-hazardous and 13% hazardous. Additionally, U.S. donation centers collaborated with waste management providers to replace single-use cardboard boxes for biohazardous waste with reusable plastic containers, preventing 503 tons of cardboard waste being generated. Grifols prevents 99% of its waste from reaching landfill Biopharma’s industrial facilities in North Carolina avoided 99% of waste from reaching landfill through recycling, composting, anaerobic digestion and other waste management techniques. Up to 5% of waste is processed through energy recovery incineration. As a result, these facilities have maintained the highest rating in the “Zero Waste to Landfill Gold Operations” certification for the sixth consecutive year. In 2024, several reports were requested from CHWMEG, an independent entity that audits waste management providers in the U.S. For more detailed data on waste disposal, recycling and reuse, see the tables at the end of this chapter Medicine waste management Most of Grifols’ products are used in hospitals, which have their own recycling and disposal criteria established by local health authorities. Grifols’ products designed for domestic use are dispensed in pharmacies or by hospital suppliers, each of which has its own procedures regarding the safe collection and disposal of self-injectable devices. Grifols participates in various drug waste management programs. *Including anaerobic digestion, other energy recovery methods, and by-products In Spain, the SIGRE program manages the collection of household medicine packaging and waste to ensure it is safely treated to protect the environment. Starting in 2025, Spain will expand the collection of pharmaceutical and medical product packaging to include the entire healthcare sector, not just pharmacies. This initiative will ensure that all packaging introduced into the Spanish market by Grifols is properly managed and complies with current regulations. In the U.S., Grifols is a member of the Pharmaceutical Product Stewardship Work Group (PPSWG), a U.S.-based membership association that coordinates pharmaceutical manufacturer efforts to respond to state and local household medicine and sharps takeback laws. The company is a participating company in MED-Project USA and MED-Project LLC (“MED-Project”), owned by PPSWG, which serve as the stewardship organization designated by PPSWG members to implement and operate mandated household unwanted medicine and sharps take-back programs. The MyOldMeds.com website is provided by PPSWG as an easy way for patients to find a site near them to dispose of unwanted, unused or expired medicines from households. For medicines that end up not being marketed or returned, Grifols uses waste handlers who separate and classify medicine packaging (paper, cardboard, glass, plastics, etc.) to be recycled by specialized companies. The medicines themselves are disposed of through an authorized waste management company, using incineration methods and incineration with energy recovery. Grifols’ main products are plasma medicines for intravenous, intramuscular or subcutaneous administration in healthcare centers. The biological origin of plasma medicines limits their impact on the environment since waste is primarily generated from their containers and packaging, most of which can be recycled. The drug package leaflets indicate the correct waste management practices for country-specific legislation. For detailed information on waste management, see the tables at the end of this chapter. More information on wastewater and discharges: “pollution” section-ESRS E2.

GRIFOLS
General | Environment Circular Economy | Social | Governance | Annexes

Key performance indicators of Circular Economy

Main materials consumed

MAIN MATERIALS CONSUMED - BIOPHARMA			
Absolute value (T)	2024	2023	2022
Sorbitol	1,797	1,400	1,164
Ethanol	2,513	2,652	3,225
Polyethylene glycol	1,671	2,318	1,720
Glass packaging	3,869	3,441	2,881
Total	**9,850**	**9,811**	**8,990**

MAIN MATERIALS CONSUMED - BIOPHARMA - BIOTEST			
Absolute value (T)	2024	2023	2022
Sorbitol	0	0.00	0.00
Ethanol	2,300	2,506	1,462
Polyethylene glycol	0	0.00	0.00
Glass packaging	332	284	218
Total	**2,632**	**2,790**	**1,680**

MAIN MATERIALS CONSUMED - DIAGNOSTIC			
Absolute value (T)	2024	2023	2022
Circuit boards (units)	23,196	20,890	27,463
PP Plastic Cards	414	363	300
Glass packaging	69	60	21
Plastic reagent packaging*	862	1,168	30
Red cell reagents (liters)**	0	0	266,803
PVC pellets, flat tubes and sheets	9	0	14

*Plastic containers from the San Diego plant have been added to the calculation

**The data taken into account in previous years corresponds to production and not to purchasing. Therefore, it is no longer considered for calculation in 2023.

MAIN MATERIALS CONSUMED - OTHERS			
Absolute value (T)	2024	2023	2022
PP	885	1,067	979
Glucose	94	112	185
Sodium chloride	259	281	210
Glass packaging	227	350	526
Total	**1,465**	**1,810**	**1,900**

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Waste management

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE

T		Treatment	2024	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	879	722	673
		Reused	19	2	70
		Recycled	296	1,317	1,100
	Non-hazardous waste	Energy recovered and by-products	4,220	6,721	5,551
		Reused	282	256	231
		Recycled	13,573	12,614	12,930
		Composted	5,314	3,847	2,195
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	511	470	336
		Incineration (withou energy recovery)	37	50	609
		Landfill disposal	0	0	0
		Other disposal treaments	5,102	6,586	7,053
	Non-hazardous waste	Incineration (with energy recovery)	0	11	0
		Incineration (withou energy recovery)	18	21	16
		Landfill disposal	20,495	17,674	13,097
		Other disposal treaments	1,062	827	1,091
Total			**51,808**	**51,118**	**44,952**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD ABSOLUTE VALUE - BIOTEST

T		Treatment	2024	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0	0	84
		Reused	0	0	0
		Recycled	8,972	0	0
	Non-hazardous waste	Energy recovered and by-products	1,336	0	36
		Reused	0	0	0
		Recycled	441	0	1
		Composted	73	0	0
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	11	399	17
		Incineration (withou energy recovery)	0	9,340	19
		Landfill disposal	0	28	1
		Other disposal treaments	83	0	5,397
	Non-hazardous waste	Incineration (with energy recovery)	0	1,269	657
		Incineration (withou energy recovery)	0	443	99
		Landfill disposal	67	0	46
		Other disposal treaments	0	0	251
Total			**10,983**	**11,479**	**6,608**

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General | Environment Circular Economy | Social | Governance | Annexes

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE

T/million euros		Treatment	2024	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.13	0.12	0.12
		Reused	0.00	0.00	0.01
		Recycled	0.04	0.22	0.02
	Non-hazardous waste	Energy recovered and by-products	0.63	1.10	0.97
		Reused	0.04	0.04	0.04
		Recycled	2.02	2.07	2.27
		Composted	0.79	0.63	0.39
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.08	0.08	0.06
		Incineration (withou energy recovery)	0.01	0.01	0.11
		Landfill disposal	0.00	0.00	0.00
		Other disposal treaments	0.76	1.08	1.24
	Non-hazardous waste	Incineration (with energy recovery)	0.00	0.00	0.00
		Incineration (withou energy recovery)	0.00	0.00	0.00
		Landfill disposal	3.05	2.90	2.30
		Other disposal treaments	0.16	0.14	0.19
Total			**7.71**	**8.39**	**7.88**

GENERATED WASTE BY TYPE AND DISPOSAL METHOD RELATIVE VALUE - BIOTEST

T/million euros		Treatment	2024	2023	2022
Waste diverted from disposal	Hazardous waste	Energy recovered and by-products	0.00	0.00	0.12
		Reused	0.00	0.00	0.01
		Recycled	17.56	0.00	0.19
	Non-hazardous waste	Energy recovered and by-products	2.62	0.00	0.97
		Reused	0.00	0.00	0.04
		Recycled	0.86	0.00	2.27
		Composted	0.14	0.00	0.39
Waste directed to disposal	Hazardous waste	Incineration (with energy recovery)	0.02	0.01	0.06
		Incineration (withou energy recovery)	0.00	0.29	0.11
		Landfill disposal	0.00	0.00	0.00
		Other disposal treaments	0.16	0.00	1.24
	Non-hazardous waste	Incineration (with energy recovery)	0.00	0.04	0.00
		Incineration (withou energy recovery)	0.00	0.01	0.00
		Landfill disposal	0.13	0.00	2.30
		Other disposal treaments	0.00	0.00	0.19
Total			**21.49**	**0.36**	**7.89**

WASTE GENERATED (ABSOLUTE VALUE) BY BUSINESS UNIT

T	2024	2023	2022
Biopharma+Plasma procurement	47,762	47,817	42,077
Diagnostic	2,121	1,322	1,143
Bio Supplies	467	358	99
Others	1,045	1,400	1,305
Commercial affiliates	413	222	330
Total	**51,808**	**51,119**	**44,954**

WASTE GENERATED (ABSOLUTE VALUE) BY BUSINESS UNIT - BIOTEST

T	2024	2023	2022
Plasma Procurement	498	586	181
Biopharma	10,485	10,823	6,325
Total	**10,983**	**11,409**	**6,506**

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General | Environment Circular Economy | Social | Governance | Annexes

WASTE GENERATED (ABSOLUTE VALUE) BY COUNTRY			
T	2024	2023	2022
Spain	6,014	5,759	5,287
U.S.	42,825	42,757	37,784
RoW	2,969	2,603	1,883
Total	**51,808**	**51,119**	**44,954**

WASTE GENERATED (ABSOLUTE VALUE) BY COUNTRY - BIOTEST			
T	2024	2023	2022
Germany	10,469	10,936	6,385
RoW	514	473	222
Total	**10,983**	**11,409**	**6,607**

TOTAL WASTE GENERATED BY HAZARDOUS CLASSIFICATION	
T	2024
Hazardous	6,844
Non-hazardous	44,964
Total	**51,808**

TOTAL WASTE GENERATED BY HAZARDOUS CLASSIFICATION - BIOTEST	
T	2024
Hazardous	9,065
Non-hazardous	1,918
Total	**10,983**

TOTAL WASTE TREATED (ALL METHODS)			
T	2024	2023	2022
Biopharma+Plasma procurement	25,320	24,439	1,730
Diagnostic	1,360	699	62
Bio Supplies	350	156	413
Others	145	292	983
Commercial affiliates	49	52	4,247
Total	**27,224**	**25,638**	**7,435**

TOTAL WASTE TREATED (ALL METHODS) - BIOTEST	
T	2024
Plasma Procurement	142
Biopharma	19
Total	**161**

NON-RECYCLED WASTE	
%	2024
Biopharma+Plasma procurement	53.01
Diagnostic	64.13
Bio Supplies	74.99
Others	13.85
Commercial affiliates	11.92
Total	**52.55**

NON-RECYCLED WASTE - BIOTEST	
%	2024
Plasma Procurement	22.21
Biopharma	0.18
Total	**1.45**

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81 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Social Our people - ESRS S1 82 Impacts, risks and opportunities 82 Overview of our people 85 Quality employment 86 Collective bargaining coverage and social dialogue 89 Health, safety and wellbeing of our employees 90 Training and skill development 92 Diversity and inclusion: equal treatment and opportunities 96 Key performance indicators of our people 102 Workers in the value chain - ESRS S2 128 Impacts, risks and opportunities 128 Due diligence in the value chain 130 Plasma donors and comunities - ESRS S3 131 Impacts, risks and opportunities 131 Donors overview 133 Donor and donation safety 134 Donation centers and their communities 137 Social action and community support: amplifying Grifols positive impact 141 Patients and healthcare professionals - ESRS S4 146 Impacts, risks and opportunities 146 Patients overview 148 Striving for excellence in our value chain 150 Building trust-based relationships through transparency 155 Access to treatments and diagnosis 159 Innovation at Grifols 163 Impacts, risks and opportunities 163 Overview of innovation at Grifols 165 An ethical approach to science and innovation 166 Innovation in treatments 167 Innovation in diagnostics 171 Digital innovation 171 Manufacturing innovation 172 Research collaborations and support 173

GRIFOLS

General | Environment | Social | Governance | Annexes
Our people

Our people

We view our talent pool as our most valuable asset. In reflection of this commitment, Grifols aims to create high-quality employment while prioritizing the health, wellbeing and safety of our employees. We work to continuously improve labor conditions and foster equal opportunities for all, with a keen focus on the advancement of pay parity.

Impacts, risks and opportunities

S1 OUR PEOPLE

Material IROs	Type	Description
WORKING CONDITIONS		
Generation of high-quality employment	Positive impact, Negative impact, Own Operation	Grifols is aware of the negative impacts associated with its status as a large organization. Since its origins, the company has been firmly committed to generating high-quality employment, ensuring a healthy work-life balance, and promoting ongoing dialogue between employee and company representatives.
Employee turnover and termination	Risk, Own Operation	Grifols takes steps to assure its employees are seen and supported, working to reinforce its corporate culture and minimize the risk of strikes and/or employee churn.
Occupational accidents and diseases	Negative impact, Own Operation	Grifols' mission is to enhance people's health. Its operations can never put the health of its employees at risk. For this reason, it has robust resources and systems to minimize the probability of negative impacts and to promote the wellbeing of its employees.
Challenges in recruitment and talent retention	Risk, Own Operation	The industry currently faces a shortage of skilled workers. As part of its long-term strategy, Grifols aspires to attract candidates who are capable of driving its growth and who identify with its corporate culture.
EQUAL TREATMENT AND OPPORTUNITIES FOR ALL		
Discrimination and workplace harassment	Negative impact, Own Operation	Grifols does not tolerate discrimination or workplace harassment. The company has implemented important initiatives to minimize the likelihood of their occurrence.
Gender equality	Negative impact, Own Operation	Grifols continues to make inroads to achieve gender equality and contribute to a more equitable society.
OTHER WORK RELATED RIGHTS		
Helping eradicate forced labor	Positive impact, Own Operation	Grifols complies with the ILO conventions, contributing to the eradication of forced and compulsory labor, modern slavery and other labor-related human rights issues.

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

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Managing impacts, risks and opportunities

The following policies, actions, metrics and targets enable Grifols to efficiently and effectively manage the key material IROs related to its workforce in alignment with its current reality.

Material Sub-topics	Policies	Actions	Metrics and Targets
Working conditions	• Remuneration Policy • Global Training Policy • Corporate Internship Policy • Occupational Health and Safety Policy • Mental Health Policy • "Flexibility for U" Policy	• Grifols Employer Branding Initiative • Grifols Performance System (GPS) • Grifols Employee Survey • Mental Health Plan • Wellbeing Plan • Corporate Health and Safety Program • Occupational Health and Awareness Training Programs • Management System for Subsidiaries and Internal (ISO 45001) and External (ISO 45001) Audits	• Maintain employee turnover rate below industry average • Achieve 70% overall employee engagement rate per department • Deliver 100 hours of training hours/year/person • Impart annual training to 70-80% of the workforce • Certify >75% of industrial installations as healthy workplaces • Earn ISO 45001 certification in >75% of installations • Decrease LTIFR (lost time injury frequency rate) by 15%
Equal treatment and opportunities for all	• Diversity and Inclusion Policy • Diversity policy in the Composition of the Board of Directors • Global Recruitment and Selection Policy • Harassment Prevention Policy	• Strategic Diversity and Inclusion Plan • Equal Opportunities Plan • Grifols Affirmative Action Plan • Grifols Women in Leadership Award	• Increase the percentage of women in leadership roles to 50% • Increase the percentage of employees with disabilities to 3-5% of the total workforce • Ensure women comprise 50% of interviews for managerial positions
Other work-related rights	• Human Rights Policy • Grifols Ethics Line Policy		

More information: "Grifols Performance System" section.

GRIFOLS ADHERES TO

- International Labour Organization (ILO) principles, which include social justice, human rights and universally recognized labor standards.
- The principles of equal opportunity and non-discrimination in employee recruitment and hiring processes.
- U.S. Department of Labor's Office of Federal Contract Compliance Programs (OFCCP) regulations, which require proactive measures to ensure equal employment opportunity and prevent discrimination on the basis of race, gender, religion, age, sexual identity and disability, among other criteria.

Grifols follows UN Global Compact principles:

Principle 3: We uphold the freedom of association and the right to collective bargaining.

Principle 4: We support the eradication of all forms of forced and compulsory labor.

Principle 5: We support the eradication of child labor.

Principle 6: We support the elimination of discrimination with regard to employment and occupation.

WE SUPPORT UN GLOBAL COMPACT

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84 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Workforce governance The Executive Committee routinely monitors the performance and evolution of Grifols’ core strategic plans regarding labor conditions, equal treatment and opportunities for all, and other labor rights, including indicators and action plans related to mental health, the findings from the 2024 employee survey, and the risk and impact analysis carried out for its global workforce, among other issues. The Sustainability Steering Committee, of which Grifols Human Resources Department is a member, promotes the achievement of the objectives established in the Sustainability Master Plan and the aforementioned programs. The Chief Human Resources & Talent Officer (CHRO) serves on the Executive Committee and regularly updates the CEO on the performance of Grifols’ employee pool. In addition, the CHRO’s functions also include the approval process for the various policies, programs, and economic and human capital resources required to reach organizational objectives. Lastly, the Corporate Risk Committee, which reports to the Board of Directors, oversees the development of the risk management model and supervision of the most relevant risks, including those related to Grifols’ employee base. We promote comprehensive communication Grifols maintains open and active communication with its talent pool to identify the most relevant employee impacts, risks and opportunities. These proactive efforts enable the company to continuously improve its people management, design and implement high-impact action plans, and define objectives to further reinforce its employee commitment. Solid communication is also critical in preventing and managing incidents, and nurturing a culture of safety, respect and responsibility. In this regard, Grifols strives to ensure its employees are seen and supported, with several communication channels available where they can express their concerns. The company also conducts global surveys and qualitative work groups to gather employee insights and opinions, and has specific procedures to address their feedback. These include: Grifols Ethics Line The company promotes open communication with direct supervisors, compliance personnel, legal advisors and the internal audit team, while providing a secure and confidential channel–the Grifols Ethics Line. Through this platform, employees and external parties can voice concerns about potential breaches of Grifols Code of Conduct, guaranteeing confidentiality and that all issues are investigated. The platform is available 24/7 via phone and online. The Ethics Line operates in accordance with the Grifols Ethics Line Policy. Other internal communication channels Concerns, inquiries and claims raised outside the Grifols Ethics Line, such as those sent to corporate human resource emails or voiced to HR business personnel, must be treated confidentially and forwarded immediately to the Global Ombudsperson. Exceptions include concerns reported to Grifols’ Human Resources and Legal Department in North America, which are addressed through country-specific reporting channels. Local procedures and contact platforms are included in the Grifols Ethics Line Policy. 2024 Global Employee Survey For Grifols, staying attuned to the concerns and opinions of its employees is essential to maintain its status as a great place to work. For this reason, in 2024, the company once again conducted a new global engagement survey, with a more than 85% response rate. Among its findings, it revealed a 4-point percentage increase in engagement and organizational support from human resources compared to 2020, reflecting stronger engagement and a positive work environment. Additionally, 65% of survey respondents reported having positive emotional health. First measured at Grifols in 2024, the eNPS (Employee Net Promoter Score) indicator enables the company to assess employee satisfaction. This new indicator, aligned with Grifols’ Mental Health Plan, is based on leadership, personal and organizational factors. This type of survey is relevant because when people are engaged and motivated, they feel more connected to the company and are less likely to leave the organization. 2024 SURVEY RESULTS ENGAGEMENT EMOTIONAL HEALTH 65% +4 points over 2020 +4 points over NEW in 2024 2020 +14 points over 2020 ENABLEMENT RESPONSE RATE 64% 67% 85%

85 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people As of December 31, 2024, Grifols’ workforce (including Biotest) included 23,822 employees, reflecting a similar trend as that reported at the close of 2023. Overview of our people Employees at the close of 2024 23,822 57% women 43% men Permanent contracts 98% Between 30-50 years 52% New contracts 6,531 64% women Promotions 2,906 60% women “ Our operations create quality employment, driving social progress. In 2024, Grifols’ workforce increased by 5%, reaching a total of 4,408 employees in Spain; 13,534 employees in the U.S. following a 3% drop. The workforce in the rest of the world (ROW) grew by 6%. U.S. 57% Spain 19% Germany 16% Row 9% WORKFORCE DISTRIBUTION BY COUNTRY IN 2024

86 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Quality employment With a talent pool of over 23,000 employees, Grifols recognizes its fundamental role in shaping the quality of life of its team members and their families. For this reason, as an employer, the company has always strived to offer quality employment that advances social progress and improves employees’ quality of life. This is among OECD’s objectives for sustainable development. Grifols’ quality employment includes competitive salaries, incentives and benefits that complement social protection systems, as well as health and wellness programs tailored to employee needs. These elements, combined with efforts to promote ongoing dialogue and work-life balance, are key factors to improving employee’s perception of their workplace, reducing employee churn and attracting new talent. In 2024, the company hired 6,531 people and noted a progressive decline in the employee churn rate from 45.1% in 2021 to 30.6% in 2023. Fair compensation At the end of 2024, 100% of Grifols’ employees had received fair compensation in accordance with the calculation indices outlined in Directive (EU) 2022/2041 of the European Parliament and the Council for European countries, and in in the United States, in accordance with the Wages and Fair Labor Standards Act. Grifols also works to ensure that all employees receive a living wage in line with the economic context of each country. To this end, the company conducts an annual review based on cost of living indices and market salaries, periodically updating salary ranges where necessary. Compensation models The company’s remuneration policy promotes meritocracy and equal opportunities, compensating team members for their professional performance, contribution to its sustainable growth and achievement of strategic objectives. Grifols guarantees non-discrimination on the basis of gender, age, race, religion, sexual orientation and other personal factors. While Grifols’ remuneration policy aims to compensate employees objectively and consistently with their level of responsibility and performance, each country offers competitive remuneration packages adapted to local market practices. As stipulated in Grifols’ Remuneration Policy, the company carries out an external analysis every year to assess its compensation practices and ensure their competitiveness and alignment with other companies in the sector. “ One of the world’s best companies in 2024 according to Times magazine. COMPENSATION PLAN • Fixed salary based on the level of responsibility of the position, the employee’s career path and labor market practices in alignment with country-specific regulations. Positions have defined salary ranges, which are reviewed on an annual basis. • Variable retribution paid out as bonuses or incentives linked to the achievement of concrete and measurable objectives, previously defined and communicated. • Compensation packages reflective of market trends and employee needs. Grifols offers numerous social benefits and programs in its countries of operation, which are adapted to the local context. These include medical insurance policies, pension plans, life and/or accident insurance, travel insurance, educational grants, wellbeing plans and discounts on products and services.

87 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people The company began updating its Compensation Policy in 2024 to address additional factors such as project-based pay, special bonuses, retention bonuses and supplementary pay, as well as to revise and publish its Expatriation Policy. This update will facilitate a global approach for all employees regardless of location while adapting to local needs; create a holistic framework grounded in consistency, fairness, clarity and compliance while providing flexibility for specific situations; and simplify workflows by significantly reducing the number of approvals required. These policies are global in scope and include norms regarding eligibility, pay criteria, approvals, amounts and benefits in the case of the Expatriate Policy. Additionally, Grifols is currently working on a job evaluation project to establish a methodical and rational hierarchy of jobs based on their relative value to the organization, i.e. evaluation of roles and not the people who occupy them. Social protection Employee compensation packages feature several social benefits, which in most countries, include healthcare access and income-support instruments in the case of illness, unemployment benefits, which accrue from the first day of employment; workplace accidents and acquired disability; parental leave; retirement, and death and disability coverage. Social protection systems differ from country to country. In designing its supplementary benefits, Grifols takes into account each country’s standard practices, particularities and social welfare needs. At the close of 2024, 100% of Grifols’ workforce was covered by corporate welfare benefits: In Spain, the primary social-benefits structure is public: its Social Security system supports individuals in specific circumstances including unemployment, death, retirement and illness, among others. In addition, Grifols complements and encourages participation in employee pension plans for team members in specific categories by doubling their contribution. Additionally, the Partial Retirement Agreement signed with Spanish trade unions came into effect in December 2019. This accord regulates partial retirement for Grifols’ employees until December 2025. The U.S. model transfers the coverage of retirement plans to the private sector and personal initiative, as established by Employee Retirement Income Security Act (ERISA) standards. In the United States, Grifols offers employees the option of contributing to a 401(k) Retirement Plan, allocating a maximum of 5% of their annual salary based on individual contributions. With regard to illness or death, Grifols offers private coverage for all of its collaborators, which employees themselves can expand. Ireland also has a public benefits system which supports individuals in situations such as unemployment, death, retirement or illness, among others. At the same time, Grifols offers a corporate pension plan based on a defined contribution scheme, which allows employees to increase their retirement savings by contributing 5% of their salary, which the company matches with an additional 5%. Germany has a public benefit system in the event of unemployment, retirement, illness or death, which the company increases with contributions between 3% and 8%, which employees can increase. Grifols’ contributions to pension plans are outlined in the tables at the end of the chapter taking into account country-specific legal regulations and the characteristics of each model. INCENTIVE PLANS LINKED TO FINANCIAL AND ESG METRICS As of 2023, Grifols offers two incentive plans: a short-term incentive plan (STIP) extensive to the entire workforce, and a long-term incentive plan (LTIP) with stock options for approximately 220 Grifols employees, including executive directors and senior-level leaders. These plans are generally predicated on the fulfilment of predetermined and quantifiable financial and non-financial (ESG) objectives, and contingent on positive individual performance evaluations. Both plans were ratified at the Annual General Shareholders’ Meeting. 10% ESG metrics 90% financial metrics based on EBITDA

88 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people ATTRACTING NEW TALENT In the wake of the pandemic, finding qualified personnel for complex tasks has become especially challenging for many companies in the sector. Grifols aspires to attract candidates who can exponentially drive the company’s growth and enrich its corporate culture. The Grifols Employer Branding Initiative has been a key lever in increasing candidates’ awareness of the company and its reputation as an outstanding employer. Under this plan, Grifols makes coordinated efforts to attract, develop and retain talent, bolster brand recognition, and enhance employee engagement. Grifols’ progress in recent years have allowed the company to successfully fill 6,083 positions in 2024, representing 28.8% of its total talent pool. In 2024, Grifols launched the “Space for U” initiative with the aim of defining the optimal office model to meet its evolving needs and work practices, and attract and retain global talent. The company envisions its offices as forums that foster collaboration, boost employee wellbeing and maximize efficiency and sustainability. As in previous years, the company also continued to reinforce its network of partnerships with U.S. educational institutions and employment centers, building on efforts that began in 2022. Employee benefits and support programs • Salary and benefits package • Remote work policy and options: hybrid model • Incentive plans • Employee welfare plans and programs • Supplementary contributions to pension plans • Work-life balance initiatives Work-life balance: harmonizing personal and professional spheres In today’s global environment, Grifols recognizes the value that employees place on trust and flexibility in managing their work time while striking a balance between their personal and professional life. This equilibrium is a key factor in sustaining workplace productivity, as employees who achieve a healthy work-life balance experience less stress, greater job satisfaction and higher engagement. Grifols’ “Flexibility for U” initiative, in alignment with its Flexibility Policy, also promotes trust and mutual responsibility between the company and employees. The program entails several actions to address the diverse employee profiles of Grifols’ workforce. In 2024, 64% of eligible employees participated in the program, which include the following elements: ● Option of teleworking between 40%-80% of hours per week, depending on the profile ● 3-hour window to start and end the workday, applicable for employees working during core business hours ● Possibility of more work-from-home positions ● Intensive working day on Fridays in countries where it is a common labor practice ● These measures complement those already in place, such as the right to disconnect In the U.S., Grifols has a four-week paid parental leave program to allow full-time employees to care for their newborns or adopted children under the age of 18.

GRIFOLS
General | Environment | Social Our people | Governance | Annexes

Collective bargaining coverage and social dialogue

Grifols promotes social dialogue founded on freedom of association and the right to collective bargaining, taking into account the unique cultural, historical, economic and political frameworks in its countries of operation. In addition to its cultivating open lines of communication, the company adapts its social dialogue to each country's specific context. These efforts strengthen Grifols' corporate culture and ensures employee needs are met.

Effective communication with workers' legal representation is essential for addressing the transversal issues that require collective bargaining across the company's various workplaces. The Spanish labor-relations system defines two types of company representation: trade union representation and unitary or elective representation. The company holds regular and extraordinary staff-related meetings with these representatives, who form part of trade union sections, work councils and employee delegations.

In France, Germany and other countries, Grifols regularly meets with workers' legal representation. In Italy, it discusses decisions that could impact collective working conditions with trade union organizations.

Collective bargaining

Grifols fully supports the fundamental right of association and collective bargaining in alignment with the Universal Declaration of Human Rights.

In Spain, Germany, Italy, France, Argentina and Brazil, 100% of Grifols employees work under collective agreements. Together, they represent 27.9% of the total workforce.

Since no industry-specific agreements exist in the United States, collective bargaining is carried out at the company level.

In 2024, 6,648 employees (27.9% of its total workforce) were covered by collective bargaining agreements, including 4,671 Grifols employees (19.6% of its total workforce) and 1,977 Biotest employees (8.3% of its total workforce).

"Grifols' workforce is covered by collective bargaining agreements specific to each country. The company promotes social dialogue through ongoing communication with employee representatives.

COLLECTIVE BARGAINING COVERAGE AND SOCIAL DIALOGUE BY COUNTRY

	Collective bargaining coverage inside EEA	Social dialogue coverage inside EEA
U.S.	0.0%	NAP
Germany (without Biotest)	0.0%	85.5%
Spain	100.0%	89.5%

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90 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Health, safety and wellbeing of our employees Grifols prioritizes the health, safety and wellbeing of its employees from a holistic perspective, taking into account both the physical and mental impacts of its operations, while working to forge an organization-wide environment grounded in trust and resilience. The company updated its Occupational Health and Safety Policy in 2024, highlighting its efforts to safeguard the health of employees and stakeholders, including the management of operational risks for contractors. These initiatives are complemented by specific practices to report accidents and incidents, including risk communications in Spain and near-miss reporting in the United States. Grifols is also making strides in reducing the impact of work-related accidents and occupational illnesses, both physical and mental. These efforts contribute to lowering absenteeism, increasing employee engagement and boosting workforce productivity. At the corporate level, Grifols establishes global health and safety objectives every year. Additionally, subsidiaries set their own occupational health and safety goals as a core component of its management systems. Grifols’ management programs are routinely monitored through an internal auditing system. In the case of manufacturing processes, the company conducts both internal audits and certification audits based on the international health and safety management system, ISO 45001. Commercial subsidiaries carry out self-assessments via annual questionnaires. A COMPREHENSIVE MANAGEMENT SYSTEM Management system Grifols’ installations in Spain and Emeryville, California plant are ISO 45001-certified. A three-year plan is under way to earn ISO 45001 certification in all U.S. manufacturing plants by 2030. Grifols international subsidiaries have country-specific systems in adherence to corporate policy and standards. In 2024, the company rolled out a new global safety standard titled “Project Safety” and an Occupational Health and Safety Policy. Hazard identification and risk mitigation Integration in the design phase of manufacturing plans, change processes and procurement of new equipment. In 2024, Grifols implemented a new global standard and conducted risk assessments at work centers in line with its Corporate Occupational Health and Safety Manual. Occupational health and safety awareness and training initiatives All employees take part in training and informational sessions on occupational health and safety issues throughout their tenure at Grifols, from onboarding programs to update sessions on their specific role. In 2024, the company established behavior-based safety objectives and implemented them out in Germany. Boosting employee wellbeing and health Grifols heads several programs in its core countries of operation. Rolled out in 2022, the “Take Care of Your Heart” program is a three-year wellness plan extensive to all subsidiaries. The initiative integrated two additional risk factors in 2024: sleep hygiene and tobacco use. A new mental-health wellness plan is currently in development. Management in contractor operations Production centers follow country-specific management procedures. In Spain and Ireland, contractors are required to provide information on their occupational risk-prevention measures on an IT platform in order to access Grifols installations. The procedures for each company are audited within the HS Corporate Audits. Grifols has an occupational health and safety structure in all of its countries of operation, as well as a Corporate Occupational Health and Safety Department that provides support to the entire group. In Spain, Chile and Germany, where labor committees are legally mandated, Grifols has designated risk-prevention occupational health and safety representatives to serve on these entities. In 2024, a large part of Grifols’ Spanish workforce was represented by a joint committee of employees and occupational health and safety leaders. In Chile and Germany, these committees represent 100% of the workforce. There is formal representation in Grifols’ other subsidiaries; in these countries, the company regularly communicates and consults with employees and sets up committees where they can participate and submit proposals. Each subsidiary defines the frequency of these meetings and the follow-up of plans, actions and measures.

91 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people PILLARS OF GRIFOLS MENTAL HEALTH PLAN Prevention ● Awareness campaigns ● Specialized training on the Mental Health Policy ● Training on mental health resources ● Embellishment of spaces to foster healthy work environments ● Suicide and bullying protocols ● Steps to cultivate a positive work environment Detection ● Mental health questionnaires ● Risk evaluations ● Procedures for detected cases ● Communication channels Performance ● Monitorization of indicators ● Psychological consultations ● Action plans for detection resources Accident rates, occupational health issues and absenteeism At Grifols, 100% of employees are covered by its occupational health and safety management system, a global framework dedicated to continuous improvement. Employees based in the United States, Spain, Ireland and Germany account for roughly 94% of Grifols’ total workforce. Different indicators are followed in each of its subsidiaries, including accident rates. The company investigates all workplace accidents with and without leaves, minor incidents and commuting accidents in countries where these are regulated. In the past few years, the accident frequency rate has progressively decreased, achieving a reduction of 5.41 compared to the 2021 frequency rate. Additionally, the implemented management system contributes to the absence of occupational diseases in Grifols’ manufacturing centers. The identified risks depend on the activity performed, although there are significant differences between production centers and plasma donation centers due to the nature of their activities. Evaluating these risks and establishing corrective actions to minimize them is key to preventive management. In terms of fatal accidents, no incidents have been reported over the last five years. More information on accident rates, occupational health issues and absenteeism are available in the tables included at the end of this chapter. Occupational health and wellness plans “Take Care of Your Heart” wellness program, 2022-2024 In 2022, Grifols launched a comprehensive three-year wellness plan aimed at reducing work-related health issues, both physical and mental. The plan specifically centered on improving employees’ cardiovascular health, given that in Spain, 39% of occupational deaths are linked to cardiovascular disease, with a similar trend observed in the U.S. and other European countries. The initial focus of the “Take Care of Your Heart” program was on mental health and physical exercise. In 2023, it expanded to include nutrition and alcohol use, and in 2024, incorporated sleep hygiene and tobacco use. By the end of these three phases, the program now comprehensively addresses the six key cardiovascular risk factors. The program’s initiatives, which comprise sports days, monthly wellness tips, early detection tools and specialized training sessions, have been implemented in Grifols’ main operating centers including Spain, Germany, Ireland and the United States, benefiting over 9,000 employees in the past three years. Mental health, a core pillar of the Strategic Wellness Plan 2025-2027 In 2019, the World Health Organization (WHO) estimated that 15% of working-age adults suffers from a mental disorder. In this regard, it highlighted the relevance of the workplace on people’s mental health. Grifols recognizes its responsibility is supporting and promoting the emotional, psychological and social wellbeing of its employees in their specific roles and work environment. Mental health conditions such as depression, anxiety and stress can have a profound impact on motivation, productivity and performance, often resulting in extended sick leaves. In consequence, Grifols works to promote its employees’ mental well-being, helping them effectively navigate work-related demands while maintaining emotional and psychological balance. Grifols has a Mental Health Policy in place since 2023 focused along three core dimensions: prevention, detection and performance. The company introduced a new indicator in its Engagement Pulse Survey in 2024 to better gauge the mental health of its workforce. In tandem, Grifols’ new Strategic Wellness Plan also centers on enhancing the emotional health of Grifols talent. “ 65% of respondents reported having positive emotional health according to Grifols’ new emotional health indicator.

92 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Training and skill development Grifols understands the importance of continuous education and skills development to developing a high-caliber employee base and attracting and retaining talent. The company’s programs aspire to prepare employees for success in dynamic, ever-evolving environments, efforts that ultimately drive enhanced organizational productivity and efficiency. Grifols’ learning initiatives also foster talent retention and reduce employee turnover by offering opportunities for growth and professional advancement. By investing in ongoing development, the company attracts next-generation talent, drives workplace innovation and helps bridge the skills gap by aligning labor-market supply with demand. Through global surveys and taskforces according to its evolving needs, Grifols identifies its employees’ most critical concerns and designs concrete action plans to promote their professional development and education, while reinforcing employee engagement and enriching its corporate culture. Professional development Grifols conducted a global Employee Survey in 2020, using its results the foundation to address the detected areas for improvement and the realities of its business over the last years. The company implemented various professional development programs based on the analysis of its findings, including the Talent Program, and this year, the GROW Program and the Strategy Program. These programs, in addition to providing a theoretical foundation, equip participants with actionable insights and competencies specific to their professional context. In this way, they advance the company’s professionalization and capacity to adapt to changing environments, facilitating smooth generational handovers. Based on the results of its 2024 Global Satisfaction Survey, the company is conducting a detailed analysis which offers both a global overview and an evaluation of key business areas by professional level, country, gender and age. This process will enable Grifols to tailor future action plans to the diverse groups identified within its employee pool. People development programs Global Recognition Program Created to promote a positive work environment by distinguishing and rewarding the contributions, job performance and conduct of Grifols employees in line with company values. The program is based on three pillars: corporate values, work anniversaries and outstanding performance. Grifols has granted over 94,000 awards since its creation in July 2022. In 2024, more than 45,000 recognitions have been awarded through its platform. The company has other reward programs including the Lean IG: Recognition Awards, which distinguish all improvement proposals in the areas of safety, quality, service, productivity and environmental impact. Participation among Biopharma employees has been particularly high since the program’s 2021 launch, with 800-plus proposals, many of which have been implemented. According to a Gallup study, effective recognition programs lead to a 14% increase in productivity and a 31% reduction in employee turnover. Talent Program: Leading the Future A global 12-month program designed to build and develop the generational succession of Grifols leaders. Its second edition was held in 2024 with 100 high-potential employees (50% women) in manager or senior manager positions. This program supports talent retention by promoting internal mobility, engages leaders in mentoring and job-rotation sessions, and helps ensure robust leadership aligned with the group’s corporate culture. GROW Program Global program launched in 2024 for high-potential, high-performance employees. If offers senior technicians, specialists and emerging leaders the chance to learn through a combination of strategic knowledge and practical insights, which are applicable to their professional roles. Its first edition welcomed 50 participants. Strategy Program Global professional development program launched in 2024 for top-tier executives, including Senior Directors and Vice Presidents. Spanning nine months, it represents a strategic investment in leadership growth, helping Grifols’ most seasoned directors align their competencies with its evolving needs. With 30 participants in its inaugural edition, the initiative is delivered in collaboration with ESADE Business School, one of the world’s most prestigious learning institutions.

GRIFOLS
General | Environment | Social Our people | Governance | Annexes

Grifols Performance System

The Grifols Performance System (GPS) is an organization-wide process carried out every year to ensure managers properly evaluate their team members' professional performance and provide adequate feedback.

The GPS is primarily used to assess employees' competencies as outlined in the Grifols MAP model (competency model in line with Grifols values) and their potential based on Grifols potential model (aspiration + commitment + agility).

A calibration phase is performed before the assessment to ensure managers utilize the same criteria when measuring their employees' potential and performance. This process is carried out in collaboration with the leadership teams of each business area to guarantee fairness and minimize bias (Talent Review based on the Nine Box matrix).

All GPS processes are guided by a shared document between the manager and the employee, which includes current objectives, performance appraisals, professional development actions, overall performance scores and a talent review (performance + potential).

Grifols is committed to evaluating 100% of its employee base through the GPS. In 2024, 99.77% of employees participated in the evaluation system, including with 99.65% of women and 99.91% of men taking part. GPS results are also analyzed from a gender perspective.

Corporate internships

The company partners with various educational institutions, primarily universities, to establish formal agreements for corporate internships. Grifols internships allow students to supplement their classroom knowledge by acquiring new skills and actionable insights for the future careers.

As outlined in Grifols' Internship Policy, created in 2017, students are assigned a company tutor or representative who supports them throughout their internship. Corporate internships last between six and 18 months.

1,276 interns since 2017

225 have joined Grifols employee pool

341 interns in 2024

GPS IS A COMPREHENSIVE YEARLY ASSESSMENT


GPS
Calibration
(Talent review)
GPS
Self-evaluation
1:1 interview
Managerial evaluation
Calibration sessions
Employee signature
Evaluation phase
Calibration phrase
Feedback phase

The GPS is linked to other corporate processes

Direct

- Merit-based compensation: managers are advised not to raise the salaries of low-performing employees beyond labor-agreement stipulations (scores of 1 or 2)
- Action plans for low-performing employees (scores of 1 or 2)

Indirect

- Bonus, a performance metric visible in the GPS platform
- Global Recognition Program, linked to performance

GPS assessments also help guide decisions on promotions, internal job changes, the design of individual development plans and participation in talent programs, among other areas.

GPS, shaping Grifols' future-forward strategy

The GPS, combined with the calibration (Talent Review) conducted midway through the process, plays a crucial role in shaping the company's future. By transforming data into actionable insights, it has a long-term impact by informing strategic decisions made about Grifols' talent pipeline.

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General | Environment | **Social** Our people | Governance | Annexes

Employee training at Grifols

Employee training is a cornerstone of professional and talent development. Grifols ensures all employees have access to continuous training and learning opportunities as part of its global training and development strategy. This approach, in line with Grifols core strategic objectives and corporate values, allows the company to detect and address individual, team, business and organizational needs.

All training initiatives are carefully evaluated to measure both participant satisfaction and the practical application of learned concepts in the workplace, promoting a culture of continuous learning and personal accountability. These initiatives continuously evolve in response to changing business priorities, global dynamics and emerging trends.

In 2024, Grifols took an important step forward with the unveiling of the "Copilot" tool, a generative AI solution available to all employees. The company hosted interactive webinars on its features to help employees unlock its full potential. Grifols also offers flexible, on-demand learning options, empowering employees to personalize their learning and access resources that best align with their explicit development goals.



Training hours in Grifols

5,867,705

68.2% women
31.4% men
0.4% undeclared and others

Multicultural awareness

Programs on different cultures and business protocols

Training on occup. health, safety and environmental issues

46,542 hours and 2% of Grifols' workforce

Grifols' workforce

96.51%

- **97%** of U.S.-based employees with 5,323,232 total hours
- **96%** of Spain-based employees with 336,502 total hours
- **97%** of Germany-based employees with 149,308 total hours
- **91%** of ROW employees with 58,662 total hours

Training



- Executives - 0.04%
- Directors - 0.3%
- Senior management - 0.4%
- Management - 1.0%
- Senior professionals - 1.8%
- Professionals - 10.2%
- Administrative /operational staff - 86.2%

Employee training in Biotest

52,370

50% women

50% men

More information on training hours is available in the tables at the end of this chapter.

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General | Environment | Social Our people | Governance | Annexes

Educational programs

Executive development

Programs designed to strengthen core leadership competencies, including communication, emotional intelligence and conflict resolution.

Executive development benefits global organizations by improving strategic decision-making and boosting productivity through more efficient team management. At the same time, it increases talent retention by fostering positive work environments, facilitates adaptation to change during periods of transformation, and drives continuous innovation through mentorship and support initiatives.

20 programs/training sessions in 2024
336 employees participated in 2024
~2,700 executives formed over the last 5 years
EUR 822,000+ allocated to educational initiatives

Educational Expenses Reimbursement Program

Grifols gives employees the option of learning outside the organization to gain new competencies and knowledge, which increases productivity. The program encourages workplace motivation and engagement by making employees feel valued.

The reimbursement program also drives innovation by exposing employees to new ideas and insights, in turn reinforcing Grifols' competitive positioning. Depending on program modality, the grant covers between 33% (€5,000 maximum per year) and 50% (€736 maximum per person and course).

281 beneficiaries of educational grants
EUR 659,772 allocated to educational grants
38% of subsidies for STEM training

Grifols Academy programs

As part of its commitment to the continuous development of its employees and diverse social stakeholders, in 2009 the company established the Grifols Academy, which includes the Professional Development Academy and the Plasmapheresis Academy. It offers educational and professional development opportunities to its global workforce and reinforces corporate values, while enabling the exchange of plasma-sector knowledge.

THE GRIFOLS ACADEMY
PROFESSIONAL DEVELOPMENT

High-quality programs and workshops featuring industry experts and other resources to help Grifols employees excel in changing business environments. In 2024, the Academy revised its value proposition and program portfolio, and launched two new initiatives: an online learning platform and a Speaker Series in Spain and global subsidiaries.

	2024	2023	2022
No. of participants	2,686	2,399	2,001
No. of learning sessions	192	108	135
Online training hours	7,033	3,206	4,468

THE GRIFOLS ACADEMY
PLASMAPHERESIS

General and specialized programs on plasma science to accelerate the professional and educational development opportunities of Grifols' U.S.-based employees, helping reinforce its unique value proposition.

The Plasmapheresis Academy was granted a five-year recognition by The Accrediting Commission of the Accrediting Council for Continued Education & Training (ACCET), valid until December 2024. It earned its first accreditation in 2015.

	2024	2023	2022
No. of participants	9,741	6,573	13,736
On-site participants	302	491	893
Online participants	0	0	110
No. of online training hours	11,695	9,790	39,099
No. of distance-learning hours	0	0	2,468

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General | Environment | Social Our people | Governance | Annexes

Diversity and inclusion: equal treatment and opportunities

For Grifols, diversity is key to generating new ideas and driving innovation. Different perspectives, experiences and mindsets enrich the exchange of ideas, and allow organizations to find creative solutions by approaching problems from various angles. By valuing diversity, the company is also better equipped to meet the diverse needs of its global markets and customers, while cultivating an inclusive environment that bolsters employee engagement and participation.

Grifols completed its first Diversity and Inclusion (D&I) Plan in 2024. In force since 2021, the plan aspires to advance gender equity and increase the inclusion of people with disabilities, minority representation, and intergenerational and cross-cultural collaboration in the workplace.

In parallel, the company designed and developed awareness and training initiatives to foster a more inclusive and diverse workplace. These efforts included dynamic sessions, educational resources and collaborations with local organizations that support minority groups.

Grifols also promotes inclusivity through its D&I Ambassador team in the United States, which expanded in 2024 with the creation of a new group in Spain. D&I Ambassadors receive specialized training, act as key advocates on inclusion-related issues and promote the diversity agenda within their teams and day-to-day operations, playing a vital role in building a more inclusive and positive work environment.

New Diversity Plan 2024-2026

Grifols rolled out its second three-year Diversity and Inclusion Plan in 2024 to boost the recruitment, development and retention of high-performing employees.

As part of its commitment, Grifols is dedicated to promoting equal opportunities from the moment of hire, through the employee's development and until the end of their tenure. To this end, it works to forge a corporate culture founded on psychological safety and freedom where everyone can be their authentic selves.

The key priorities of the new plan are to:

- Offer an inclusive and safe workplace for all Grifols employees
- Achieve cultural competency through educational and awareness initiatives on diversity and inclusion issues
- Represent all of Grifols' regions of operation at all organizational levels
- Achieve Grifols 2030 Agenda objectives

The implementation of the new plan is supported globally, while being tailored to the cultural context of each country by local D&I teams.

EVOLUTION OF THE DIVERSITY PLAN 2021-2024

	2020 (prior to the program launch)	2024
People with disabilities	2.5%	3.8%
Nationalities	88	97
Female representation in leadership positions	37.2%	40.6%

GOALS

Provide an **inclusive and safe workplace** for all employees
Elevate D&I competencies through education
Represent the communities served throughout the employee base
Achieve the objectives outlined in **Grifols 2030 Agenda**

CATEGORIES

Age Gender identity or expression Gender National origin Sexual orientation Mental/physical ability	Race/ethnicity Educational level Political ideology Family Organizational role	Language and communication skills Income Religion Appearance Work experience

ANNUAL ACTION PLANS

Year 1
- Activities/program for women in leadership
- Top-tier management sponsors
- Awareness campaigns
- Review of HR programs/processes
- D&I ambassador program in Spain the U.S.
- D&I outreach activities in the U.S.

Year 2
- Activities/program for women in leadership
- Learning roadmap for directors
- Awareness campaigns
- Review of HR programs/processes
- D&I ambassador program in ROW
- D&I outreach activities in Spain and ROW

Year 3
- D&I outreach activities in Spain and ROW
- Learning roadmap for employees
- Awareness campaigns
- Review of HR programs/processes
- D&I ambassador program in ROW

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General | Environment | Social Our people | Governance | Annexes

Diversity and inclusion

GENDER DIVERSITY BY COUNTRY


GRIFOLS
BIOTEST
U.S.
60.7% 38.9% 0.4%
SPAIN
45.6% 54.4% 0.0%
ROW
59.8% 40.2% 0.0%
GERMANY
45.8% 54.2% 0.0%
ROW
79.1% 20.9% 0.0%

More details and tables on the composition of Grifols' workforce by fiscal year are available at the end of this chapter.

ETHNIC DIVERSITY IN THE U.S. - 2024


Share in total workforce
Share in management positions

	Share in total workforce	Share in management positions
Caucasian	40.7%	61.6%
Hispanic	25.3%	11.9%
African American	21.1%	5.5%
Asian	6.0%	13.9%
Hawaiian /Other Pacific Islander	0.4%	0.1%
Native American /Native Alaskan	0.7%	0.5%
Two or more races	4.3%	2.2%
Unspecified	1.5%	4.3%

More details and tables on the composition of Grifols' workforce by fiscal year are available at the end of this chapter.

Anti-discrimination principles and actions

Grifols upholds a zero-tolerance policy against all forms of harassment and discrimination, reinforcing its staunch commitment to ensuring an inclusive, respectful and safe workplace for all employees.

Discrimination or harassment of any kind–whether based on gender, race, sexual orientation, religion, disability or other factors–is strictly prohibited. Grifols has robust preventive measures in place and responds immediately in the event of possible inappropriate conduct to safeguard the dignity and human rights of every individual.

Grifols' affirmative action plans included 65 measures in 2024, 67 measures in 2023 and 110 measures in 2022.

Grifols' development initiatives include prevention training activities, including courses delivered under the Equal Opportunity Plan and Grifols Ethics Line, among others. Both courses are mandatory for Grifols employees.

In 2024, the company received 31 incidents of discrimination reports out of 21,156 employees, compared to 55 incident reports in 2023 out of 21,144 employees, and 36 incidents in 2022 out of 23,947 employees. In Biotest, 2 reports of incidents related to discrimination were filed in 2024 out of 2,666 employees. In 2023 and 2022 Biotest filed 0 incidents.

During the reporting period, the number of labor incidents, claims, serious human rights violations involving its own personnel, as well as significant labor-related fines, sanctions or compensations was 0.

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The company methodically investigated and assessed all complaints. While none were deemed discriminatory in legal terms, the company took proactive steps to guarantee a discrimination-free workplace, including by training and awareness sessions and disciplinary measures when appropriate.

As mentioned at the beginning of this chapter, the company has a procedure to protect employees who report instances of discrimination under the umbrella of Grifols Ethics Line.

ZERO TOLERANCE FOR HARASSMENT

Harassment is a form of discrimination. Established in 2021, Grifols Harassment Prevention Policy strives to eradicate any type of offensive verbal, physical or visual actions or behaviors directed at employees on the basis of gender, color, race, ethnicity, religion, national origin, age, disability, pregnancy, sexual orientation or gender identity or expression that could create an intimidating, offensive or hostile work environment or undermine employees' professional performance.

The policy, translated into 11 languages and adapted to local regulations, reflects Grifols' solid commitment to three core pillars:

1. Guarantee a discrimination-free workplace
2. Treat employees fairly based on mutual respect
3. Cultivate a work environment accepting of individual differences

The Harassment Prevention Policy lists specific behaviors prohibited by the organization, along with escalation processes and disciplinary measures in the event of violations.

Grifols provides employee training to reinforce the policy's provisions, recognizing both as essential for preventing, addressing and correcting any infringements.

5,100+ people trained in Grifols Harassment Prevention Policy

Integration of people with disabilities

In 2024, 3.8% of Grifols' workforce included people with disabilities, with 894 in total.

PEOPLE WITH DISABILITIES

	Grifols	Biotest
2022	899	59
2023	785	67
2024	818	76

Grifols is committed to employing people with disabilities, and only adopts alternative measures as defined by the General Disability Law applicable to private- and public-sector organizations in Spain.

In the U.S., Grifols complies with the employment provisions of the Americans with Disabilities Act (ADA), a federal law designed to prevent discrimination and provide equal opportunities for people with disabilities.

As part of its Strategic Plan for Diversity, the company has also created taskforces in the U.S. Germany, Ireland and Spain to boost the recruitment of diverse talent and enhance the experience of employees with disabilities.

Action lines in 2024 included:

- Implementation of a dedicated job coach to support employees with disabilities during the onboarding process to help them adapt and learn their roles before working independently
- Greater presence of Grifols in specialized forums, trade fairs and collaborations with foundations, universities and partners to detect and integrate diverse talent
- Improved communication and usability of the online job boar to ensure accessibility
- Training on the integration of people with disabilities for hiring managers in Ireland, Spain and the U.S., and employee training in the U.S. and Spain

Grifols also promotes universal accessibility for people with disabilities. When a person with a disability is hired, the company takes all the necessary steps to adequately adapt their work station and environment. The company complies will all legal regulations in its new buildings and installations, and adapts existing structures whenever necessary, applying the principles of accessibility, including the elimination of architectural barriers.

> **Grifols Strategic Plan for Diversity includes the integration of people with disabilities.**

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99 2024 Non-Financial Information Statement and Sustainability reporting General Environment Social Governance Annexes Our people Gender equality, opportunities and compensation Promoting equal opportunities Grifols worked along several fronts to advance the equality and equity goals outlined in its 2030 Agenda, with gender equality as a common thread. Among other actions, the company reviewed promotion processes to identify opportunities for improvement, ensured the use of inclusive language in its communications, made efforts to boost the visibility of women in STEM roles, and focused corporate volunteering on supporting the employability of women at risk of exclusion. Aligned with our commitment to diversity and inclusion, Grifols has expanded its STEM WOMEN PROGRAM internship initiative. Grifols is now in the second edition of the program and have brought on seven new engineers in key areas like software and engineering. The engineers from the first edition have taken on mentoring roles for their new colleagues. The company also boosted its presence at events like the STEM Careers Congress in Ireland, one of the leading events for female tech talent, drawing over 4,000 attendees. Our goal is to promote gender diversity in the STEM sector and provide professional development opportunities for talented women. In all our audiovisual productions, we’ve ensured gender equity representation to keep our external image aligned with the reality of Grifols. In Spain, Grifols has a gender equality plan negotiated with the legal representatives of the employees. This plan applies to all employees in Spain in line with local regulations. Women in Grifols 57.4% of employees are women 40.61% of Senior Management, Directors and Executives positions are filled by women 60.3% of promotions correspond to women 65% of new hires are women Women account for 41% of directors (179) 43% of senior management (251) 47% of management (608) 49% of senior professionals (1,020) 53% of professionals (1,463) 62% of administrative and manufacturing staff (8,591) FEMALE EMPOWERMENT INITIATIVES Grifols Women in Leadership Awards Grifols launched the Women in Leadership Awards in 2023 memory of Dr. Marilyn Rosa-Bray, an inspirational Grifols leader for 24 years and an outstanding contributor to the plasma industry. The Women in Leadership Awards recognize the work and contributions of women at Grifols, particularly in the field of science. The final decision is made by a jury of members of Grifols Sustainability Committee. Empowering Women’s Talent and Diversity Leading Company programs Grifols joined the Empowering Women’s Talent and Diversity Leading Company programs in 2024. Through its participation, the company gains exclusive access to high-impact activities and training sessions for its D&I ambassador team, committed to promoting diversity and inclusion within the organization. The plan’s 41 gender-equality measures include efforts to guarantee equal pay and opportunities in recruitment processes and internal promotions, and ensure harassment-free workplaces. In force until 2026 and publicly available on REGCON, it led to women representing 60,3% of promotions in 2024. Its measures are reviewed in committee meetings focused on the implementation, monitoring and evaluation of Grifols’ gender equality plan. Among the plan’s core components, Grifols updated its protocol for addressing and managing cases of workplace harassment, sexual harassment, harassment based on sex, gender or sexual orientation, and other forms of violence in the workplace. The company also enhanced internal communication to spread awareness and understanding of the protocol. Other initiatives included a review of onboarding program materials to promote this important resource, updated training for employees involved in protocol procedures, and the development an informational guide on gender-based violence. To ensure compliance with current equality regulations within Grifols, the company has requested that partner companies providing services at its facilities submit their harassment protocols. Additionally, the inclusion of equality clauses is required in third-party contracts. In other regions, Grifols applies the principles of equal opportunities defined in the Global Diversity and Inclusion Policy. *Excluding Biotest

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General | Environment | Social Our people | Governance | Annexes

Advancing pay parity

Grifols is firmly committed to effective equality, ensuring equal opportunities and pay regardless of gender. Through its annual analysis of adjusted and unadjusted pay gaps, the company aims to continue promoting gender equality by identifying salary differences between men and women. In 2024, Grifols received external support from the global consulting firm EY to ensure the utmost rigor and transparency in its analysis.

In accordance with Delegated Regulation (EU) 2023/2772[1], the gender pay gap is defined as "the difference between the average remuneration levels of female and male employees, expressed as a percentage of the average remuneration level of male employees".

Average remuneration was calculated using the employee's base salary, other fixed supplements and additional compensation–whether in cash or in kind–earned directly or indirectly ("supplementary or variable components").

Compensation was then divided by the number of hours worked during the year to measure pay per unit of time. In consequence, 2024 data is not comparable to previous years, which considered 100% of employees' fixed salary.

Compensation information was also segmented by country (Spain, United States, Ireland and Germany) and by professional category (Executives, Directors, Senior Management, Management, Senior Professional, Professional, Administrative Staff/Manufacturing Operators). The analysis also includes insights on the potential impact of objective factors like job type and country of employment on the gender pay gap ("adjusted pay gap").

The adjusted pay gap considered more accurate than the unadjusted pay gap since it applies econometric models that enable comparing men's and women's salaries at 100% employment, and isolating the effects generated by socioeconomic differences (age, seniority, geographic area or educational level) or job characteristics (type of working day, type of activity or professional category).

For the purposes of this report, the pay gap was analyzed in Spain, the U.S., Germany and Ireland, which collectively represent more than 90% of the group's employee base.

At Grifols, pay gaps by country are below national averages according to the World Economic Forum's Global Gender Gap Report 2024.

1, Delegated Regulation (EU) 2023/2772 of the Commission, of July 31, 2023, supplementing Directive 2013/34/EU of the European Parliament and of the Council with regard to the rules for presenting sustainability information, published on December 22, 2023 (hereinafter, the "Delegated Regulation").

The company's results by professional category highlight its progress in increasing the representation of women in top-tier leadership, a key lever in advancing pay equality. Testament to these efforts, the percentage of women in Grifols senior positions has expanded notably in recent years, in 2024 accounting for 24.51% and 41.18% of Executive and Directors positions, respectively.

Gender equality is also emphasized in Grifols 2030 Agenda, with a target of achieving 50% women in Senior Management roles. At the close of 2024, this percentage stood at 43.61%.

In Grifols' view, strengthening the representation of women in these professional categories will help narrow the gender pay gap.

At the same time, the company also works to advance pay parity by promoting women in STEM (Science, Technology, Engineering and Mathematics). The company works to counter the historical gender imbalance in STEM, where cultural factors have led to a predominance of men in technical careers. In this regard, it has several initiatives in place to identify STEM positions and adopt measures to encourage greater female participation.

In addition to implementing a targeted action plan to address the two aforementioned factors due to their direct impact on the gender pay gap, Grifols is also working to improve its recruitment, salary review and promotion processes–key components of its 2024-2026 Diversity plan.

Specifically, the company strives to ensure that these processes are driven by individual performance evaluations by applying consistent, transparent criteria free from gender bias. At the same time, it promotes flexible work arrangements, ensuring equal access for all employees regardless of gender, and imparts specific training and professional development initiatives to strengthen its pipeline of female talent and facilitate the incorporation of women in leadership roles.

The company aims for women to represent 50% of candidates interviewed for managerial positions and above as defined in Grifols 2030 Agenda. The gap between the organization's highest-paid individual and the average employee salary is stood at 68.93 times at the close of 2024.

EQUAL PAY FOR SIMILAR JOBS IN 2024

	Spain	U.S.	Ireland	Germany
Pay gap by country[2]	31.20%	28.80%	28.90%	36.40%
Adjusted pay gap[3]	4.72%	1.31%	4.25%	2.52%
Unadjusted pay gap[4]	18.26%	26.56%	11.40%	17.27%

2. Source: Global Gender Gap Report 2024.
3. The adjusted pay gap is estimated using a multiple linear regression model that quantifies the relationship between predictor variables (objective factors) and the dependent variable (salary). By including gender as one of the predictor variables in the model, the effect of gender on salary can be isolated, controlling for other factors such as experience, education and working conditions. In this way, the difference in the coefficients for the gender variable represents the wage difference attributable solely to gender, after accounting for other relevant factors.
4. In accordance with the Delegated Regulation (EU) 2023/2772, the average wage includes the base salary, other fixed supplements, and any other remuneration, in cash or in kind, received directly or indirectly by the worker ("complementary or variable components").

An overview of remuneration tables is available at the end of this chapter.

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2024 Non-Financial Information Statement and Sustainability reporting 101 General Environment Social Governance Annexes Our people Gender pay gap The following are the results of the wage gap analysis, broken down by country, to provide a more detailed view of the observed differences. Grifols in Spain The unadjusted global pay gap stands at 18.26% compared to the national average of 31.20%. This significant difference is testament to Grifols’ efforts to achieve pay equality. The adjusted pay gap in Spain represents 13.54% of the total unadjusted pay difference, indicating that, after considering objective factors like position or experience, a pay difference of 4.72% remains. When segmented by professional categories, some salary pay gaps are lower than this average percentage. These include Administrative Staff/ Manufacturing Operators, Senior Professional, Senior Management and Directors, the latter reflecting the category with the smallest adjusted gap, at 0.32%. In the case of the Professional category, the pay gap was primarily attributed to allowances and performance-based bonuses, which are dependent on the specific conditions of the role and individual job performance. 20.8% people in Spain over the total workforce 45.52% are women 4.72% adjusted pay gap Grifols in the U.S. In 2024, the unadjusted pay gap stands at 26.56%, below the national average of 28.80%. The company continues to make significant progress toward pay parity, while also actively promoting women’s advancement into leadership roles. The adjusted pay gap in 2024 is 1.31%, representing 25.25% of the total gross pay gap. This demonstrates a clear correlation between hourly wages and the objective criteria that determine compensation. Moreover, over 75% of employees fall within the Administrative Staff/ Manufacturing Operators category, where the adjusted pay gap is -0.69%. This indicates that, on average, women in this category earn slightly more than their male counterparts. 64.0% people in the U.S. over the total workforce 60.93% are women 1.31% adjusted pay gap Grifols in Ireland The unadjusted pay gap in the country stands at 28.90% in 2024. Grifols in Ireland, with an 11.40% unadjusted gap and a 4.25% adjusted gap, is significantly below the national average. Based on the analysis, the pay difference in the Senior Management is especially noteworthy: although men make up a larger share (64%), women, on average, earn 16.18% more than their male counterparts. In the Professional category, the pay gap is primarily driven by allowances and performance-based bonuses, which are linked to the specific conditions of the role and individual performance. 2.1% people in Ireland over the total workforce 44.36% are women 4.25% adjusted pay gap Grifols in Germany The unadjusted pay gap is 17.27%, well below the national average of 36.40%. When accounting for objective factors, the pay gap explains 14.75% of the difference, leaving an adjusted pay gap of only 2.52%. By professional category, the adjusted pay gap for Administrative Staff/ Manufacturing Operators is near zero (0.35%). These categories represent 62% of Grifols’ workforce in Germany. In the Professional category, the pay gap is primarily driven by allowances and performance-based bonuses, which are linked to the specific conditions of the role and individual performance. 7.4% of people in Germany over the total workforce 70.39% are women 2.52% adjusted pay gap Details on the gender pay gap are available in the tables at the end of this chapter.

GRIFOLS | General | Environment | Social Our people | Governance | Annexes

Key performance indicators of our people[1, 2, 3, 4]

Average workforce distribution[5]

AVERAGE WORKFORCE BY COUNTRY

	2024	2023	2022
U.S.	12,563	13,143	15,669
Spain	4,227	4,095	4,082
Germany	1,367	2,781	2,699
RoW	1,526		
Total	**19,676**	**20,019**	**22,450**

AVERAGE WORKFORCE BY COUNTRY - BIOTEST

	2024	2023
Germany	1,967	1,950
RoW	501	537
Total	**2,468**	**2,487**

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	12,559	3	12,562	13,139	4	13,143	15,665	4	15,669
Europe	6,287	264	6,551	6,091	238	6,330	5,982	254	6,236
RoW	556	7	563	538	8	546	535	10	545
Total	**19,402**	**274**	**19,676**	**19,768**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY REGION AND TYPE OF CONTRACT - BIOTEST

	2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Europe	2,363	104	2,468	2,335	153	2,487
RoW	0	0	0	0	0	0
Total	**2,363**	**104**	**2,468**	**2,335**	**153**	**2,487**

AVERAGE WORKFORCE BY AGE

	2024	2023	2022
<30	4,914	5,154	6,216
30-50	10,369	10,537	11,706
>50	4,393	4,327	4,528
Total	**19,676**	**20,019**	**22,450**

AVERAGE WORKFORCE BY AGE - BIOTEST

	2024	2023
<30	464	476
30-50	1379	1,333
>50	625	679
Total	**2,468**	**2,487**

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	10,942	157	11,099	11,318	140	11,459	13,217	145	13,362
Men	8,346	117	8,463	8,403	110	8,513	8,938	124	9,062
Undeclared	107	0	107	47	0	47	26	0	26
Other	**7**	**0**	**7**						
Total	**19,402**	**274**	**19,676**	**19,768**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY GENDER AND TYPE OF CONTRACT - BIOTEST

	2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	1,189	77	1,266	1,202	120	1,322
Men	1,174	28	1,202	1,133	33	1,166
Total	**2,363**	**104**	**2,468**	**2,335**	**153**	**2,487**

1. In compliance with the Corporate Sustainability Reporting Directive (CSRD), companies with 50 or more employees that represent at least 10% of their total workforce must disclose country-based social standards. In line with these mandates, Grifols' 2024 report separates data for Germany from the Rest of the World (ROW). In previous years, these two categories were reported as a consolidated figure.
2. Grifols and Biotest do not have employees on zero-hour contracts.
3. Grifols' salaried employee data by gender for the 2024 fiscal year is categorized into four groups: Women, Men, Undeclared and Other (gender as specified by the employees themselves, e.g., non-binary individuals). In the 2023 and 2022 fiscal years, the "Undeclared" and "Other" categories were consolidated into a single category as "Non-binary and Undeclared."
4. Biotest does not have employees in the "Undeclared" and "Other" categories. For this reason, its gender-related tables only report on Women and Men.
5. Grifols' average workforce was calculated as the average full-time equivalents (FTEs) over the 12 months of the year. The average workforce of Biotest was calculated as the average headcount over the 12 months of the year.

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AVERAGE WORKFORCE BY PROFESSIONAL GENDER AND WORKING HOURS

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	10,466	633	11,100	10,793	665	11,459	12,613	749	13,362
Men	8,220	243	8,463	8,248	265	8,513	8,778	283	9,062
Undeclared	33	74	107	46	1	47	25	1	26
Other	7	0	7						
Total	**18,726**	**950**	**19,676**	**19,087**	**931**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL GENDER AND WORKING HOURS - BIOTEST

	2024			2023		
	Full time	Part time	Total	Full time	Part time	Total
Women	976	290	1,266	935	387	1,322
Men	1,148	54	1,202	1,084	82	1,166
Total	**2,124**	**344**	**2,468**	**2,018**	**469**	**2,487**

AVERAGE WORKFORCE BY WORKING HOURS AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	4,645	9,951	4,130	18,726	4,871	10,071	4,145	19,087	5,818	11,244	4,355	21,417
Part time	268	419	263	950	283	466	182	931	398	462	173	1,033
Total	**4,914**	**10,369**	**4,393**	**19,676**	**5,154**	**10,537**	**4,327**	**20,019**	**6,216**	**11,706**	**4,528**	**22,450**

AVERAGE WORKFORCE BY WORKING HOURS AND AGE - BIOTEST

	2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	415	1,190	519	2,124	402	1,088	529	2,018
Part time	49	189	106	344	74	246	150	469
Total	**464**	**1,379**	**625**	**2,468**	**476**	**1,333**	**679**	**2,487**

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	4,828	10,243	4,330	19,402	5,072	10,422	4,274	19,768	6,125	11,577	4,478	22,181
Temporary	86	126	63	274	82	115	53	250	91	128	49	268
Total	**4,914**	**10,369**	**4,393**	**19,676**	**5,154**	**10,537**	**4,327**	**20,019**	**6,216**	**11,705**	**4,528**	**22,450**

AVERAGE WORKFORCE BY TYPE OF CONTRACT AND AGE - BIOTEST

	2023				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	418	1,334	612	2,363	412	1,259	664	2,335
Temporary	47	45	13	104	64	74	15	153
Total	**464**	**1,379**	**625**	**2,468**	**476**	**1,333**	**679**	**2,487**

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AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
Executives	28.9%	71.1%	0.0%	0.0%	123	24.9%	75.1%	0.0%	122	22.4%	77.6%	0.0%	126
Directors	40.3%	59.7%	0.0%	0.0%	412	40.2%	59.7%	0.1%	449	41.2%	58.3%	0.5%	472
Senior management	43.0%	57.0%	0.0%	0.0%	562	41.5%	58.5%	0.0%	556	39.2%	60.8%	0.0%	572
Management	46.8%	53.2%	0.0%	0.0%	1,261	46.6%	53.4%	0.0%	1,270	47.4%	52.5%	0.0%	1,338
Senior Professionals	48.0%	51.9%	0.1%	0.0%	2,016	48.1%	51.8%	0.1%	1,986	46.6%	53.3%	0.0%	2,016
Professionals	52.5%	47.3%	0.1%	0.0%	2,646	52.7%	47.2%	0.1%	2,700	52.3%	47.6%	0.1%	2,753
Administrative staff / Manufacturing operators	60.9%	38.2%	0.8%	0.1%	12,656	62.2%	37.5%	0.3%	12,936	65.3%	34.6%	0.1%	15,172
Total	**56.4%**	**43.0%**	**0.5%**	**0.0%**	**19,676**	**57.2%**	**42.5%**	**0.2%**	**20,019**	**60.0%**	**40.0%**	**0.0%**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2024			2023		
	Women	Men	Total	Women	Men	Total
Executives	54.5%	45.5%	4	32.4%	67.6%	6
Directors	29.2%	70.8%	36	30.2%	69.8%	33
Senior management	33.5%	66.5%	68	32.3%	67.7%	68
Management	58.0%	42.0%	114	57.6%	42.4%	144
Senior Professionals	50.4%	49.6%	439	51.2%	48.8%	539
Professionals	68.9%	31.1%	602	72.9%	27.1%	604
Administrative staff / Manufacturing operators	43.8%	56.2%	1,205	44.7%	55.3%	1,094
Total	**51.3%**	**48.7%**	**2,468**	**53.1%**	**46.9%**	**2,487**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	120	3	123	121	1	122	126	0	126
Directors	410	2	412	445	4	449	469	3	472
Senior management	557	5	562	553	3	556	568	4	572
Management	1,251	10	1,261	1,260	11	1,270	1,331	7	1,338
Senior Professionals	1,998	18	2,016	1,968	17	1,986	1,998	19	2,016
Professionals	2,604	42	2,646	2,656	44	2,700	2,692	61	2,753
Administrative staff / Manufacturing operators	12,462	194	12,656	12,766	170	12,936	14,997	175	15,172
Total	**19,402**	**274**	**19,676**	**19,769**	**250**	**20,019**	**22,181**	**268**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT - BIOTEST

	2024			2023		
	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	4	0	4	6	0	6
Directors	36	0	36	33	0	33
Senior management	68	0	68	68	0	68
Management	112	2	114	139	5	144
Senior Professionals	434	4	439	509	30	539
Professionals	561	41	602	550	54	604
Administrative staff / Manufacturing operators	1,148	57	1,205	1,030	64	1,094
Total	**2,363**	**104**	**2,468**	**2,335**	**153**	**2,487**

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AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	119	5	123	119	3	122	122	4	126
Directors	402	11	412	435	14	449	455	17	472
Senior management	555	7	562	546	10	556	558	14	572
Management	1,227	34	1,261	1,224	46	1,270	1,294	44	1,338
Senior Professionals	1,964	52	2,016	1,928	58	1,986	1,949	67	2,016
Professionals	2,551	95	2,646	2,595	105	2,700	2,668	84	2,753
Administrative staff / Manufacturing operators	11,910	747	12,656	12,241	695	12,936	14,370	802	15,172
Total	**18,726**	**950**	**19,676**	**19,087**	**931**	**20,019**	**21,417**	**1,033**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND WORKING HOURS - BIOTEST

	2024			2023		
	Full time	Part time	Total	Full time	Part time	Total
Executives	4	0	4	6	0	6
Directors	34	2	36	31	2	33
Senior management	58	10	68	57	11	68
Management	98	15	114	120	24	144
Senior Professionals	363	76	439	422	117	539
Professionals	474	128	602	465	140	604
Administrative staff / Manufacturing operators	1,093	113	1,205	918	175	1,094
Total	**2,124**	**344**	**2,468**	**2,018**	**469**	**2,487**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	44.7%	55.3%	123	0.0%	41.8%	58.2%	122	0.0%	36.9%	63.1%	126
Directors	0.0%	45.5%	54.5%	412	0.2%	46.6%	53.2%	449	0.4%	45.5%	54.1%	472
Senior management	0.5%	54.6%	44.9%	562	0.5%	54.9%	44.6%	556	0.6%	54.2%	45.2%	572
Management	2.5%	64.1%	33.4%	1,261	3.0%	64.7%	32.2%	1,270	3.0%	65.5%	31.6%	1,338
Senior Professionals	8.3%	63.8%	28.0%	2,016	8.6%	63.1%	28.4%	1,986	8.5%	64.5%	27.0%	2,016
Professionals	12.8%	64.6%	22.6%	2,646	13.7%	64.6%	21.7%	2,700	13.9%	65.5%	20.5%	2,753
Administrative staff / Manufacturing operators	34.6%	47.5%	17.9%	12,656	35.4%	47.6%	17.1%	12,936	37.0%	47.2%	15.8%	15,172
Total	**25.0%**	**52.7%**	**22.3%**	**19,676**	**25.7%**	**52.6%**	**21.6%**	**20,019**	**27.7%**	**52.1%**	**20.2%**	**22,450**

AVERAGE WORKFORCE BY PROFESSIONAL CATEGORY AND AGE - BIOTEST

	2024				2023			
	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	27.3%	72.8%	4	0.0%	33.8%	66.2%	6
Directors	0.0%	44.2%	55.8%	36	0.0%	30.5%	69.5%	33
Senior management	0.0%	43.9%	56.1%	68	1.0%	40.9%	58.2%	68
Management	0.7%	57.4%	41.9%	114	1.5%	51.7%	46.9%	144
Senior Professionals	7.3%	68.7%	31.3%	439	8.2%	65.1%	26.7%	539
Professionals	18.0%	60.4%	21.6%	602	20.2%	58.2%	21.6%	604
Administrative staff / Manufacturing operators	26.8%	51.7%	21.5%	1,205	28.0%	47.3%	24.7%	1,094
Total	**18.8%**	**55.9%**	**25.3%**	**2,468**	**19.1%**	**53.6%**	**27.3%**	**2,487**

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AVERAGE WORKFORCE BY COUNTRY AND GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
U.S.	7,512	4,937	107	7	12,563	8,000	5,106	38	13,143	9,965	5,679	26	15,644
Spain	1,900	2,327	0	0	4,227	1,818	2,275	1	4,095	1,798	2,284	0	4,082
Germany	957	403	0	0	1,360	1,641	1,132	8	2,781	1,599	1,099	0	2,699
RoW	730	796	0	0	1,526								
Total	**11,099**	**8,463**	**107**	**7**	**19,676**	**11,459**	**8,513**	**47**	**20,019**	**13,362**	**9,062**	**26**	**22,450**

AVERAGE WORKFORCE BY COUNTRY AND GENDER - BIOTEST

	2024			2023		
	Women	Men	Total	Women	Men	Total
Germany	875	1,091	1,966	904	1,046	1,950
RoW	391	111	501	418	119	537
Total	**1,266**	**1,202**	**2,468**	**1,322**	**1,166**	**2,487**

Workforce distribution[6]

WORKFORCE DISTRIBUTION BY COUNTRY

	2024	%	2023	%	2022	%
U.S.	13,534	64.0%	13,918	65.8%	16,734	69.9%
Spain	4,408	20.8%	4,181	19.8%	4,217	17.6%
Germany	1,571	7.4%	3,045	14.4%	2,996	12.5%
RoW	1,643	7.8%				
Total	**21,156**	**100.0%**	**21,144**	**100.0%**	**23,947**	**100.0%**

WORKFORCE DISTRIBUTION BY COUNTRY - BIOTEST

	2024	%	2023	%	2022	%
Germany	2,139	80.2%	2,045	78.7%	1,796	75.9%
RoW	527	19.8%	552	21.3%	564	23.8%
Total	**2,666**	**100.0%**	**2,597**	**100.0%**	**2,367**	**100.0%**

WORKFORCE DISTRIBUTION BY AGE

	2024	2023	2022
<30	5,600	5,702	6,859
30-50	10,959	10,931	12,241
>50	4,597	4,511	4,847
Total	**21,156**	**21,144**	**23,947**

WORKFORCE DISTRIBUTION BY AGE - BIOTEST

	2024	2023	2022
<30	503	506	434
30-50	1,478	1,393	1,272
>50	685	698	661
Total	**2,666**	**2,597**	**2,367**

6. Grifols' year-end workforce was calculated as its headcount as of December 31, 2024.

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WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
U.S.	13,531	3	13,534	13,914	4	13,918	16,725	9	16,734
Europe	6,644	358	7,002	6,402	280	6,682	6,356	318	6,674
RoW	614	6	620	534	10	544	530	9	539
Total	**20,789**	**367**	**21,156**	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**
%	**98.3%**	**1.7%**	**100.0%**	**99%**	**1%**	**100%**	**98.6%**	**1.4%**	**100.0%**

WORKFORCE DISTRIBUTION BY REGION AND TYPE OF CONTRACT - BIOTEST

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Europe	2,522	144	2,666	2,432	165	2,597	2,156	209	2,365
RoW	0	0	0	0	0	0	2	0	2
Total	**2,522**	**144**	**2,666**	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**
%	**94.6%**	**5.4%**	**100.0%**	**94%**	**6%**	**100%**	**91%**	**9%**	**100%**

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	11,939	206	12,145	12,096	163	12,259	14,206	182	14,388
Men	8,792	161	8,953	8,695	131	8,826	9,366	154	9,520
Undeclared	50	0	50	59	0	59	39	0	39
Other	8	0	8						
Total	**20,789**	**367**	**21,156**	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**
%	**98.3%**	**1.7%**	**100.0%**	**98.6%**	**1.4%**	**100.0%**	**98.6%**	**1.4%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND TYPE OF CONTRACT - BIOTEST

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Women	1,298	99	1,397	1,247	134	1,381	1,112	157	1,269
Men	1,224	45	1,269	1,185	31	1,216	1,046	52	1,098
Total	**2,522**	**144**	**2,666**	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**
%	**94.6%**	**5.4%**	**100.0%**	**93.6%**	**6.4%**	**100.0%**	**91.2%**	**8.8%**	**100.0%**

WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	11,181	964	12,145	11,266	993	12,259	13,266	1,122	14,388
Men	8,625	328	8,953	8,505	321	8,826	9,168	352	9,520
Undeclared	46	4	50	56	3	59	36	3	39
Other	8	0	8						
Total	**19,860**	**1,296**	**21,156**	**19,827**	**1,317**	**21,144**	**22,470**	**1,477**	**23,947**
%	**93.9%**	**6.1%**	**100.0%**	**93.8%**	**6.2%**	**100.0%**	**93.8%**	**6.2%**	**100.0%**

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WORKFORCE DISTRIBUTION BY GENDER AND WORKING HOURS - BIOTEST

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Women	986	411	1,397	984	397	1,381	912	357	1,269
Men	1,169	100	1,269	1,124	92	1,216	1,030	68	1,098
Total	**2,155**	**511**	**2,666**	**2,108**	**489**	**2,597**	**1,942**	**425**	**2,367**
%	**80.8%**	**19.2%**	**100.0%**	**81.2%**	**18.8%**	**100.0%**	**82.0%**	**18.0%**	**100.0%**

WORKFORCE DISTRIBUTION BY WORKING HOURS AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	5,127	10,405	4,328	19,860	5,196	10,363	4,268	19,827	6,243	11,648	4,579	22,470
Part time	473	554	269	1,296	506	568	243	1,317	616	593	268	1,477
Total	**5,600**	**10,959**	**4,597**	**21,156**	**5,702**	**10,931**	**4,511**	**21,144**	**6,859**	**12,241**	**4,847**	**23,947**

WORKFORCE DISTRIBUTION BY WORKING HOURS AND AGE - BIOTEST

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Full time	409	1,217	529	2,155	426	1,140	542	2,108	377	1,044	521	1,942
Part time	94	261	156	511	80	253	156	489	57	228	140	425
Total	**503**	**1,478**	**685**	**2,666**	**506**	**1,393**	**698**	**2,597**	**434**	**1,272**	**661**	**2,367**

WORKFORCE DISTRIBUTION BY TYPE OF CONTRACT AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	5,496	10,815	4,478	20,789	5,628	10,814	4,408	20,850	6,763	12,113	4,735	23,611
Temporary	104	144	119	367	74	117	103	294	96	128	112	336
Total	**5,600**	**10,959**	**4,597**	**21,156**	**5,702**	**10,931**	**4,511**	**21,144**	**6,859**	**12,241**	**4,847**	**23,947**

WORKFORCE DISTRIBUTION BY TYPE OF CONTRACT AND AGE - BIOTEST

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Permanent	436	1,425	661	2,522	434	1,318	680	2,432	346	1,173	639	2,158
Temporary	67	53	24	144	72	75	18	165	88	99	22	209
Total	**503**	**1,478**	**685**	**2,666**	**506**	**1,393**	**698**	**2,597**	**434**	**1,272**	**661**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
Executives	28.0%	72.0%	0.0%	0.0%	118	23.3%	76.7%	0.0%	120	23.8%	76.2%	0.0%	122
Directors	40.7%	59.3%	0.0%	0.0%	440	38.8%	61.2%	0.0%	443	40.7%	58.9%	0.4%	484
Senior management	43.1%	56.9%	0.0%	0.0%	582	41.6%	58.4%	0.0%	553	38.8%	61.2%	0.0%	565
Management	46.8%	53.2%	0.1%	0.0%	1,300	47.0%	53.0%	0.0%	1,266	47.1%	52.7%	0.1%	1,337
Senior Professionals	48.6%	51.4%	0.0%	0.0%	2,098	48.3%	51.6%	0.1%	1,975	47.4%	52.6%	0.0%	2,054
Professionals	53.5%	46.3%	0.2%	0.0%	2,737	52.7%	47.2%	0.1%	2,701	52.4%	47.6%	0.1%	2,799
Administrative staff / Manufacturing operators	61.9%	37.7%	0.3%	0.1%	13,881	62.9%	36.7%	0.4%	14,086	65.6%	34.2%	0.2%	16,586
Total	**57.4%**	**42.3%**	**0.2%**	**0.0%**	**21,156**	**58.0%**	**41.7%**	**0.3%**	**21,144**	**60.1%**	**39.8%**	**0.2%**	**23,947**

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WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Executives	66.7%	33.3%	3	33.3%	66.7%	6	29.7%	70.3%	37
Directors	31.4%	68.6%	35	29.4%	70.6%	34	46.9%	53.1%	209
Senior management	32.9%	67.1%	70	32.9%	67.1%	70	52.7%	47.3%	311
Management	56.7%	43.3%	127	58.3%	41.7%	144	53.4%	46.6%	191
Senior Professionals	52.9%	47.1%	478	52.1%	47.9%	562	55.2%	44.8%	279
Professionals	70.5%	29.5%	672	72.7%	27.3%	626	80.6%	19.4%	330
Administrative staff / Manufacturing operators	43.9%	56.1%	1,281	44.5%	55.5%	1,155	46.9%	53.1%	1,010
Total	**52.4%**	**47.6%**	**2,666**	**53.2%**	**46.8%**	**2,597**	**53.6%**	**46.4%**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	113	5	118	115	5	120	121	1	122
Directors	438	2	440	440	3	443	481	3	484
Senior management	576	6	582	547	6	553	559	6	565
Management	1,282	18	1,300	1,248	18	1,266	1,318	19	1,337
Senior Professionals	2,075	23	2,098	1,955	20	1,975	2,033	21	2,054
Professionals	2,685	52	2,737	2,647	54	2,701	2,728	71	2,799
Administrative staff / Manufacturing operators	13,620	261	13,881	13,898	188	14,086	16,371	215	16,586
Total	**20,789**	**367**	**21,156**	**20,850**	**294**	**21,144**	**23,611**	**336**	**23,947**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND TYPE OF CONTRACT - BIOTEST

	2024			2023			2022		
	Permanent	Temporary	Total	Permanent	Temporary	Total	Permanent	Temporary	Total
Executives	3	0	3	6	0	6	37	0	37
Directors	34	1	35	34	0	34	203	6	209
Senior management	70	0	70	69	1	70	281	30	311
Management	124	3	127	140	4	144	181	10	191
Senior Professionals	473	5	478	530	32	562	262	17	279
Professionals	617	55	672	560	66	626	278	52	330
Administrative staff / Manufacturing operators	1,201	80	1,281	1,093	62	1,155	916	94	1,010
Total	**2,522**	**144**	**2,666**	**2,432**	**165**	**2,597**	**2,158**	**209**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	40.7%	59.3%	118	0.0%	40.8%	59.2%	120	0.0%	36.9%	63.1%	122
Directors	0.0%	43.9%	56.1%	440	0.0%	44.7%	55.3%	443	0.2%	44.0%	55.8%	484
Senior management	0.3%	53.6%	46.1%	582	0.2%	55.5%	44.3%	553	0.4%	54.0%	45.7%	565
Management	2.4%	64.2%	33.4%	1,300	2.7%	64.1%	33.3%	1,266	2.2%	64.9%	32.8%	1,337
Senior Professionals	8.3%	63.9%	27.7%	2,098	7.8%	63.4%	28.8%	1,975	7.9%	64.0%	28.1%	2,054
Professionals	12.2%	65.1%	22.7%	2,737	13.4%	64.1%	22.5%	2,701	13.7%	64.8%	21.5%	2,799
Administrative staff / Manufacturing operators	36.4%	46.5%	17.1%	13,881	36.6%	46.7%	16.7%	14,086	37.9%	46.3%	15.8%	16,586
Total	**26.5%**	**51.8%**	**21.7%**	**21,156**	**27.0%**	**51.7%**	**21.3%**	**21,144**	**28.6%**	**51.1%**	**20.2%**	**23,947**

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WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND AGE - BIOTEST

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Executives	0.0%	33.3%	66.7%	3	0.0%	33.3%	66.7%	6	0.0%	32.4%	67.6%	37
Directors	0.0%	48.6%	51.4%	35	0.0%	32.4%	67.6%	34	0.5%	49.3%	50.2%	209
Senior management	0.0%	44.3%	55.7%	70	0.0%	44.3%	55.7%	70	9.6%	59.8%	30.5%	311
Management	0.8%	59.1%	40.2%	127	2.1%	51.4%	46.5%	144	3.1%	70.7%	26.2%	191
Senior Professionals	9.0%	61.3%	29.7%	478	9.1%	64.1%	26.9%	562	14.3%	68.1%	17.6%	279
Professionals	16.8%	60.9%	22.3%	672	20.9%	57.7%	21.4%	626	23.9%	52.4%	23.6%	330
Administrative staff / Manufacturing operators	27.0%	50.9%	22.1%	1,281	27.8%	48.0%	24.2%	1,155	27.5%	46.8%	25.6%	1,010
Total	**18.9%**	**55.4%**	**25.7%**	**2,666**	**19.5%**	**53.6%**	**26.9%**	**2,597**	**18.3%**	**53.7%**	**27.9%**	**2,367**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	118	0	118	118	2	120	122	0	122
Directors	414	26	440	416	27	443	449	35	484
Senior management	577	5	582	550	3	553	557	8	565
Management	1,270	30	1,300	1,234	32	1,266	1,303	34	1,337
Senior Professionals	2,058	40	2,098	1,936	39	1,975	2,001	53	2,054
Professionals	2,621	116	2,737	2,581	120	2,701	2,696	103	2,799
Administrative staff / Manufacturing operators	12,802	1,079	13,881	12,992	1,094	14,086	15,342	1,244	16,586
Total	**19,860**	**1,296**	**21,156**	**19,827**	**1,317**	**21,144**	**22,470**	**1,477**	**23,947**

WORKFORCE DISTRIBUTION BY PROFESSIONAL CATEGORY AND WORKING HOURS - BIOTEST

	2024			2023			2022		
	Full time	Part time	Total	Full time	Part time	Total	Full time	Part time	Total
Executives	3	0	3	6	0	6	34	3	37
Directors	32	3	35	32	2	34	180	29	209
Senior management	60	10	70	57	13	70	229	82	311
Management	106	21	127	119	25	144	172	19	191
Senior Professionals	367	111	478	435	127	562	220	59	279
Professionals	481	191	672	485	141	626	260	70	330
Administrative staff / Manufacturing operators	1,106	175	1,281	974	181	1,155	847	163	1,010
Total	**2,155**	**511**	**2,666**	**2,108**	**489**	**2,597**	**1,942**	**425**	**2,367**

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
U.S.	8,214	5,262	50	8	13,534	8,518	5,341	59	13,918	10,655	6,041	38	16,734
Spain	2,009	2,399	0	0	4,408	1,891	2,290	0	4,181	1,877	2,340	0	4,217
Germany	1,132	439	0	0	1,571	1,850	1,195	0	3,045	1,856	1,139	1	2,996
RoW	790	853	0	0	1,643								
Total	**12,145**	**8,953**	**50**	**8**	**21,156**	**12,259**	**8,826**	**59**	**21,144**	**14,388**	**9,520**	**39**	**23,947**

WORKFORCE DISTRIBUTION BY COUNTRY AND GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Germany	980	1,159	2,139	949	1,096	2,045	840	956	1,796
RoW	417	110	527	432	120	552	424	140	564
Total	**1,397**	**1,269**	**2,666**	**1,381**	**1,216**	**2,597**	**1,269**	**1,098**	**2,367**

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Joiners and leavers

NEW HIRES BY GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
Total number of employees	12,145	8,953	50	8	21,156	12,259	8,826	59	21,144	14,388	9,520	39	23,947
Joiners[7]	3,933	2,098	50	2	6,083	4,160	2,037	49	6,246	8,296	3,208	64	11,568
Ratio (joiners/ number of employees)[8]	**32.4%**	**23.4%**	**100.0%**	**25.0%**	**28.8%**	**33.9%**	**23.1%**	**83.1%**	**29.5%**	**57.7%**	**33.7%**	**164.1%**	**48.3%**

NEW HIRES BY GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total number of employees	1,266	1,202	2,468	1,322	1,165	2,487	1,269	1,098	2,367
Joiners (FTE) [7]	256	192	448	359	212	571	362	220	582
Ratio (joiners/average number of employees) [9]	**20.2%**	**16.0%**	**18.2%**	**27.2%**	**18.2%**	**23.0%**	**28.5%**	**20.0%**	**24.6%**

NEW HIRES BY AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Total number of employees	5,600	10,959	4,597	21,156	5,702	10,931	4,511	21,144	6,859	12,241	4,847	23,947
Joiners[7]	3,323	2,318	442	6,083	3,521	2,318	407	6,246	6,418	4,339	811	11,568
Ratio (joiners/number of employees)[8]	**59.3%**	**21.2%**	**9.6%**	**28.8%**	**61.8%**	**21.2%**	**9.0%**	**29.5%**	**93.6%**	**35.4%**	**16.7%**	**48.3%**

NEW HIRES BY AGE - BIOTEST

	2024			
	<30	30-50	>50	Total
Total number of employees	464	1,379	625	2,468
Joiners (FTE) [7]	179	202	67	448
Ratio (joiners/number of employees)[8]	**38.6%**	**14.7%**	**10.7%**	**18.2%**

NEW HIRES BY REGION

	2024		2023		2022	
	Joiners[7]	Ratio (joiners/number of employees)[8]	Joiners[7]	Ratio (joiners/number of employees)[8]	Joiners[7]	Ratio (joiners/number of employees)[8]
U.S.	4,736	35.0%	5,168	37.1%	10,339	61.8%
Europe	1,200	17.1%	970	14.5%	1,136	1.7%
RoW	147	23.7%	108	19.9%	93	17.3%
Total	**6,083**	**28.8%**	**6,246**	**29.5%**	**11,568**	**48.3%**

NEW HIRES BY REGION - BIOTEST

	2024	
	Joiners FTE[7]	Ratio (joiners/average number of employees)[9]
Europe	448	18.2%
RoW	0	0.0%
Total	**448**	**18.2%**

7. Employees from acquisitions at the time of the transaction are not included as new hires. They are reflected as increases to the total workforce thereafter.
8. New hires are reported in headcount (HC), with the ratio calculated using the total workforce as the base.
9. New hires are reported in full-time equivalents (FTE), with the ratio calculated using the average workforce as the base.

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EMPLOYEE TURNOVER BY GENDER

	2024					2023				2022			
	Women	Men	Undeclared	Other	Total	Women	Men	Undeclared/ Other	Total	Women	Men	Undeclared/ Other	Total
Total number of employees	12,145	8,953	50	8	21,156	12,259	8,826	59	21,144	14,388	9,520	39	23,947
Leavers	4,402	2,038	38	2	6,480	6,165	2,695	34	8,894	7,666	2,885	31	10,582
Ratio (leavers/ number of employees)	**36.2%**	**22.8%**	**76.0%**	**25.0%**	**30.6%**	**50.3%**	**30.5%**	**57.6%**	**42.1%**	**53.3%**	**30.3%**	**79.5%**	**44.2%**

EMPLOYEE TURNOVER BY GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total number of employees	1,397	1,269	2,666	1,381	1,216	2,597	1,269	1,098	2,367
Leavers	224	140	364	218	95	313	227	105	332
Ratio (leavers/number of employees)	**16.0%**	**11.0%**	**13.7%**	**15.8%**	**7.8%**	**12.1%**	**17.9%**	**9.6%**	**14.0%**

EMPLOYEE TURNOVER BY AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Total number of employees	5,600	10,959	4,597	21,156	5,702	10,931	4,511	21,144	6,859	12,241	4,847	23,947
Leavers	3,046	2,630	804	6,480	3,946	3,800	1,148	8,894	5,126	4,330	1,126	10,582
Ratio (leavers/ number of employees)	**54.4%**	**24.0%**	**17.5%**	**30.6%**	**69.2%**	**34.8%**	**25.4%**	**42.1%**	**74.7%**	**35.4%**	**23.2%**	**44.2%**

EMPLOYEE TURNOVER BY AGE - BIOTEST

	2024			
	<30	30-50	>50	Total
Total number of employees	503	1,478	685	2,666
Leavers	110	170	84	364
Ratio (leavers/number of employees)	**21.9%**	**11.5%**	**12.3%**	**13.7%**

EMPLOYEE TURNOVER BY REGION

	2024		2023		2022	
	Leavers	Ratio (leavers/ number of employees)	Leavers	Ratio (leavers/ number of employees)	Leavers	Ratio (leavers/ number of employees)
U.S.	5,552	41.0%	7,800	56.0%	9,514	56.9%
Europe	861	12.3%	997	14.9%	950	14.2%
RoW	67	10.8%	97	17.8%	118	21.9%
Total	**6,480**	**30.6%**	**8,894**	**42.1%**	**10,582**	**44.2%**

EMPLOYEE TURNOVER BY REGION - BIOTEST

	2024	
	Leavers	Ratio (leavers/number of employees)
Europe	364	13.7%
RoW	0	0.0%
Total	**364**	**13.7%**

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Our people

LEAVERS BY PROFESSIONAL CATEGORY	2024	2023	2022
Executives	25	27	26
Directors	52	111	80
Senior management	32	66	75
Management	122	233	186
Senior Professionals	200	312	308
Professionals	351	564	537
Administrative staff / Manufacturing operators	5,698	7,581	9,370
Total	**6,480**	**8,894**	**10,582**

LEAVERS BY PROFESSIONAL CATEGORY - BIOTEST	2024	2023	2022
Executives	1	2	3
Directors	7	1	15
Senior management	7	7	43
Management	11	13	17
Senior Professionals	64	54	17
Professionals	81	65	60
Administrative staff / Manufacturing operators	193	171	177
Total	**364**	**313**	**332**

VOLUNTARY AND NON-VOLUNTARY LEAVES

	2024			2023			2022		
	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total
Executives	6%	15%	21%	8%	14%	23%	7%	15%	21%
Directors	5%	6%	12%	8%	17%	25%	8%	9%	17%
Senior management	2%	3%	6%	4%	8%	12%	8%	6%	13%
Management	5%	4%	9%	8%	11%	18%	8%	5%	14%
Senior Professional	7%	3%	10%	8%	8%	16%	10%	5%	15%
Professionals	7%	5%	13%	10%	10%	21%	13%	7%	19%
Administrative staff / Manufacturing operators	29%	12%	41%	36%	18%	54%	47%	19%	56%
Total	21%	10%	31%	27%	15%	42%	36%	9%	44%

VOLUNTARY AND NON-VOLUNTARY LEAVES - BIOTEST

	2024			2023		
	Voluntary	Non-voluntary	Total	Voluntary	Non-voluntary	Total
Executives	0%	0%	0%	33%	0%	33%
Directors	2%	0%	2%	3%	0%	3%
Senior management	2%	0%	2%	6%	4%	10%
Management	3%	0%	3%	6%	3%	9%
Senior Professional	16%	2%	18%	8%	2%	10%
Professionals	19%	3%	22%	9%	1%	10%
Administrative staff / Manufacturing operators	37%	10%	47%	11%	3%	15%
Total	**11%**	**2%**	**14%**	**10%**	**3%**	**12%**

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Dimissals

DISMISSALS BY COUNTRY AND GENDER

<table>
<tr><th></th><th colspan="5">2024</th><th colspan="4">2023</th><th colspan="4">2022</th></tr>
<tr><th></th><th>Women</th><th>Men</th><th>Undeclared</th><th>Other</th><th>Total</th><th>Women</th><th>Men</th><th>Undeclared/ Other</th><th>Total</th><th>Women</th><th>Men</th><th>Undeclared/ Other</th><th>Total</th></tr>
<tr><td>U.S.</td><td>1,008</td><td>476</td><td>9</td><td>0</td><td>1,493</td><td>1,706</td><td>860</td><td>12</td><td>2,578</td><td>977</td><td>500</td><td>8</td><td>1,485</td></tr>
<tr><td>Spain</td><td>29</td><td>43</td><td>0</td><td>0</td><td>72</td><td>55</td><td>79</td><td>0</td><td>134</td><td>25</td><td>40</td><td>0</td><td>65</td></tr>
<tr><td>Germany</td><td>24</td><td>12</td><td>0</td><td>0</td><td>36</td><td rowspan="2">105</td><td rowspan="2">66</td><td rowspan="2">0</td><td rowspan="2">171</td><td rowspan="2">52</td><td rowspan="2">23</td><td rowspan="2">0</td><td rowspan="2">75</td></tr>
<tr><td>RoW</td><td>25</td><td>33</td><td>0</td><td>0</td><td>58</td></tr>
<tr><td>**Total**</td><td>**1,086**</td><td>**564**</td><td>**9**</td><td>**0**</td><td>**1,659**</td><td>**1,866**</td><td>**1,005**</td><td>**12**</td><td>**2,883**</td><td>**1,054**</td><td>**563**</td><td>**8**</td><td>**1,625**</td></tr>
<tr><td>**%**</td><td>**65.5%**</td><td>**34.0%**</td><td>**0.5%**</td><td>**0.0%**</td><td>**100.0%**</td><td>**64.7%**</td><td>**34.9%**</td><td>**0.4%**</td><td>**100.0%**</td><td>**64.9%**</td><td>**34.6%**</td><td>**0.5%**</td><td>**100.0%**</td></tr>
</table>

DISMISSALS BY COUNTRY AND GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Germany	23	18	41	29	20	49	14	17	31
RoW	16	7	23	16	1	17	25	6	31
Total	**39**	**25**	**64**	**45**	**21**	**66**	**39**	**23**	**62**
%	**60.9%**	**39.1%**	**100.0%**	**68.2%**	**31.8%**	**100.0%**	**62.9%**	**37.1%**	**100.0%**

DISMISSALS BY PROFESSIONAL CATEGORY AND COUNTRY

	2024				2023			2022		
	U.S.	Spain	Germany	RoW	U.S.	Spain	RoW	U.S.	Spain	RoW
Executives	1	9	0	2	9	3	0	10	2	0
Directors	11	2	0	2	57	7	3	17	3	6
Senior management	6	0	0	2	16	14	2	8	9	2
Management	17	2	0	9	96	18	5	35	13	4
Senior Professionals	27	3	0	3	83	24	14	53	9	5
Professionals	71	5	10	13	169	21	41	114	6	13
Administrative staff / Manufacturing operators	1,360	51	26	27	2,148	47	106	1,248	23	45
Total	**1,493**	**72**	**36**	**58**	**2,578**	**134**	**171**	**1,485**	**65**	**75**

DISMISSALS BY PROFESSIONAL CATEGORY AND COUNTRY - BIOTEST

	2024		2023		2022	
	Germany	RoW	Germany	RoW	Germany	RoW
Executives	0	0	0	0	1	0
Directors	0	1	0	0	3	0
Senior management	0	0	3	0	0	2
Management	0	1	4	1	1	7
Senior Professionals	5	1	7	2	1	0
Professionals	1	10	3	6	1	12
Administrative staff / Manufacturing operators	35	10	32	8	24	10
Total	**41**	**23**	**49**	**17**	**31**	**31**

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DISMISSALS BY COUNTRY AND AGE

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
U.S.	676	657	160	1,493	962	1,226	390	2,578	606	680	199	1,485
Spain	10	35	27	72	13	80	41	134	4	37	24	65
Germany	10	15	11	36	43	90	38	171	14	34	27	75
RoW	14	25	19	58								
Total	**710**	**732**	**217**	**1,659**	**1,018**	**1,396**	**469**	**2,883**	**624**	**751**	**250**	**1,625**
%	**42.8%**	**44.1%**	**13.1%**	**100.0%**	**35.3%**	**48.4%**	**16.3%**	**100.0%**	**38.4%**	**46.2%**	**15.4%**	**100.0%**

DISMISSALS BY COUNTRY AND AGE - BIOTEST

	2024				2023				2022			
	<30	30-50	>50	Total	<30	30-50	>50	Total	<30	30-50	>50	Total
Germany	8	19	14	41	17	14	18	49	11	13	7	31
RoW	9	10	4	23	9	6	2	17	8	16	7	31
Total	**17**	**29**	**18**	**64**	**26**	**20**	**20**	**66**	**19**	**29**	**14**	**62**
%	**26.6%**	**45.3%**	**28.1%**	**100.0%**	**39.4%**	**30.3%**	**30.3%**	**100.0%**	**30.6%**	**46.8%**	**22.6%**	**100.0%**

Absenteeism

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY

	2024					2023				2022			
	U.S.	Spain	Germany	RoW	Total General	U.S.	Spain	RoW	Total General	U.S.	Spain	RoW	Total General
Illness	445,410	390,266	273,437	31,609	1,140,722	564,089	344,969	291,370	1,200,427	586,913	380,924	315,499	1,283,336
Work accident	21,916	24,448	3,351	0	49,715	19,955	22,970	4,206	47,130	36,928	66,324	3,494	106,746
Maternity / Paternity	116,183	98,422	84,462	18,888	317,955	58,141	101,864	112,059	272,064	112,717	127,633	135,339	375,689
Paid leave	34,730	68,942	30,091	3,531	137,294	1,821	62,124	28,627	92,572	120,422	50,080	36,336	206,838
Unpaid leave	91,188	2,873	3,014	6,213	103,288	123,032	2,725	5,888	131,646	177,047	1,582	26,371	205,000
Total	**709,427**	**584,951**	**394,355**	**60,241**	**1,748,974**	**767,038**	**534,652**	**442,150**	**1,743,839**	**1,034,027**	**626,543**	**517,040**	**2,177,610**

BREAKDOWN OF ABSEENTISM BY TYPE AND COUNTRY - BIOTEST

	2024			2023			2022
	Germany	RoW	Total	Germany	RoW	Total	Germany
Illness	316,293	37,554	353,847	265,158	29,752	294,910	239,233
Work accident	4,151	264	4,415	1,855	568	2,423	4,269
Maternity / Paternity	111,435	64,666	176,102	104,268	78,022	182,290	117,082
Paid leave	59,391	80,997	140,388	49,479	81,165	130,644	104,505
Unpaid leave	6,778	3,076	9,853	5,477	393	5,870	3,994
Total	**498,048**	**186,557**	**684,605**	**426,237**	**189,900**	**616,137**	**469,083**

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BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY

	2024								
	Women	Men	Undeclared	Other	Total	Women %	Men %	Undeclared %	Other %
Illness	782,564	357,159	1,000	0	1,140,723	68.6%	31.3%	0.1%	0.0%
Work accident	30,752	18,963	0	0	49,715	61.9%	38.1%	0.0%	0.0%
Maternity / Paternity	220,969	96,895	91	0	317,955	69.5%	30.5%	0.0%	0.0%
Paid leave	77,303	59,931	24	36	137,294	56.3%	43.7%	0.0%	0.0%
Unpaid leave	62,175	41,113	0	0	103,288	60.2%	39.8%	0.0%	0.0%
Total	**1,173,763**	**574,061**	**1,115**	**36**	**1,748,975**	**67.1%**	**32.8%**	**0.1%**	**0.0%**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY

	2023					
	Women	Men	Undeclared/Other	Total	Women %	Men %
Illness	839,516	358,368	2,543	1,200,427	69.9%	29.9%
Work accident	20,016	27,114	0	47,130	42.5%	57.5%
Maternity / Paternity	192,076	79,846	143	272,064	70.6%	29.3%
Paid leave	50,834	41,735	3	92,572	54.9%	45.1%
Unpaid leave	79,661	51,984	0	131,646	60.5%	39.5%
Total	**1,182,103**	**559,047**	**2,689**	**1,743,839**	**67.8%**	**32.1%**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY

	2022					
	Women	Men	Undeclared/Other	Total	Women %	Men %
Illness	905,342	377,063	932	1,283,337	70.5%	29.4%
Work accident	65,402	41,345	0	106,747	61.3%	38.7%
Maternity / Paternity	298,566	77,123	0	375,689	79.5%	20.5%
Paid leave	134,921	71,836	80	206,837	65.2%	34.7%
Unpaid leave	141,841	63,159	0	205,000	69.2%	30.8%
Total	**1,546,072**	**630,526**	**1,012**	**2,177,610**	**71.0%**	**29.0%**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY - BIOTEST

	2024				
	Women	Men	Total	Women %	Men %
Illness	187,592	166,255	353,847	53.0%	47.0%
Work accident	1,616	2,799	4,415	36.6%	63.4%
Maternity / Paternity	160,641	15,461	176,102	91.2%	8.8%
Paid leave	85,345	55,043	140,388	60.8%	39.2%
Unpaid leave	4,513	5,340	9,853	45.8%	54.2%
Total	**439,706**	**244,898**	**684,605**	**64.2%**	**35.8%**

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BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY - BIOTEST					
	2023				
	Women	Men	Total	Women %	Men %
Illness	156,490	138,420	294,910	53.1%	46.9%
Work accident	1,142	1,281	2,423	47.1%	52.9%
Maternity / Paternity	171,822	10,469	182,290	94.3%	5.7%
Paid leave	80,317	50,327	130,644	61.5%	38.5%
Unpaid leave	2,243	3,627	5,870	38.2%	61.8%
Total	**412,013**	**204,124**	**616,137**	**66.9%**	**33.1%**

BREAKDOWN OF ABSENTEEISM BY TYPE AND COUNTRY - BIOTEST					
	2022				
	Women	Men	Total	Women %	Men %
Illness	116,069	123,164	239,233	48.5%	51.5%
Work accident	554	3,715	4,269	13.0%	87.0%
Maternity / Paternity	104,782	12,300	117,082	89.5%	10.5%
Paid leave	37,850	66,655	104,505	36.2%	63.8%
Unpaid leave	2,164	1,830	3,994	54.2%	45.8%
Total	**261,420**	**207,664**	**469,083**	**55.7%**	**44.3%**

Training hours

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER						
	2024					
	Women	Men	Undeclared	Other	Total	Average training hours
Executives	458	1,870	0	0	2,328	19.7
Directors	6,717	9,135	0	0	15,852	36.0
Senior management	11,404	13,498	0	0	24,902	42.8
Management	27,849	30,032	0	0	57,881	44.5
Senior Professionals	49,104	58,086	43	0	107,233	51.1
Professionals	362,753	234,393	1,660	0	598,806	218.8
Administrative staff / Manufacturing operators	3,542,313	1,495,439	19,907	3,044	5,060,703	364.6
Total	**4,000,598**	**1,842,453**	**21,610**	**3,044**	**5,867,705**	**277.4**
% by gender	**68.2%**	**31.4%**	**0.4%**	**0.1%**	**100.0%**	
Average training hours per headcount	**329.4**	**205.8**	**432.2**	**380.5**	**277.4**	
Average training hours per FTE	**360.4**	**217.7**	**202.0**	**434.9**	**298.2**	

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BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2023				
	Women	Men	Undeclared/ Other	Total	Average training hours
Executives	426	1,323	0	1,749	14.6
Directors	5,315	8,876	10	14,201	32.1
Senior management	9,945	12,615	0	22,560	40.8
Management	29,269	35,574	0	64,843	51.2
Senior Professionals	55,040	56,869	165	112,074	56.7
Professionals	200,798	149,146	825	350,769	129.9
Administrative staff / Manufacturing operators	3,529,520	1,469,488	17,374	5,016,382	356.1
Total	**3,830,313**	**1,733,891**	**18,374**	**5,582,578**	**264.0**
% by gender	**68.6%**	**31.1%**	**0.3%**	**100.0%**	
Average training hours per headcount	**312.4**	**196.5**	**310.5**	**264.0**	
Average training hours per FTE	**347.5**	**210.0**	**481.0**	**289.0**	

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER

	2022				
	Women	Men	Undeclared/ Other	Total	Average training hours
Executives	512	1,349	0	1,861	15.3
Directors	6,432	8,889	46	15,367	31.8
Senior management	8,280	11,647	0	19,927	35.3
Management	20,143	26,018	12	46,173	34.5
Senior Professionals	46,076	56,366	17	102,459	49.9
Professionals	102,709	92,304	434	195,447	69.8
Administrative staff / Manufacturing operators	3,127,749	1,196,391	13,440	4,337,580	261.5
Total	**3,311,901**	**1,392,964**	**13,949**	**4,718,814**	**197.1**
% by gender	**70.2%**	**29.5%**	**0.3%**	**100.0%**	
Average training hours per headcount	**230.2**	**146.3**	**357.7**	**197.1**	
Average training hours per FTE	**257.5**	**159.2**	**567.8**	**218.1**	

BREAKDOWN IN TRAINING HOURS BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST

	2024				2023				2022			
	Women	Men	Total	Average training hours	Women	Men	Total	Average training hours	Women	Men	Total	Average training hours
Executives	66	10	77	25.6	33	37	70	11.7	218	545	763	20.6
Directors	163	312	475	13.6	197	424	621	18.3	2,058	2,352	4,409	21.1
Senior management	348	757	1,104	15.8	329	1,028	1,357	19.4	3,673	3,000	6,673	21.5
Management	830	706	1,536	12.1	1,325	1,016	2,341	16.3	2,298	1,860	4,158	21.8
Senior Professionals	4,649	4,175	8,825	18.5	5,745	6,841	12,586	22.4	3,897	2,714	6,611	23.7
Professionals	7,355	3,560	10,915	16.2	8,526	3,753	12,279	19.6	6,919	1,392	8,311	25.2
Administrative staff / Manufacturing operators	12,604	16,834	29,438	23.0	10,881	18,700	29,580	25.6	1,025	10,749	20,775	20.6
Total	**26,015**	**26,354**	**52,370**	**19.6**	**27,036**	**31,798**	**58,835**	**22.7**	**29,088**	**22,612**	**51,700**	**21.8**
% by gender	**49.7%**	**50.3%**	**100.0%**		**46.0%**	**54.0%**	**100.0%**		**56.3%**	**43.7%**	**100.0%**	
Average training hours per headcount	**18.6**	**20.8**	**19.6**		**19.6**	**26.1**	**22.7**		**22.6**	**20.5**	**21.6**	
Average training hours per FTE	**20.6**	**21.9**	**21.2**		**20.5**	**27.3**	**23.7**		**ND**	**ND**	**ND**	

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BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2024						
	Women	Men	Undeclared	Other	Total	Training days per employee	% of employees that received training
U.S.	3,712,037	1,586,542	21,609	3,044	5,323,232	31.45	96.9%
Spain	156,362	180,140	0	0	336,502	1.99	96.4%
Germany	106,877	42,431	0	0	149,308	0.88	98.6%
RoW	25,323	33,339	0	0	58,662	0.35	90.8%
Total	**4,000,599**	**1,842,452**	**21,609**	**3,044**	**5,867,704**	**34.67**	**NA**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2023					
	Women	Men	Undeclared/Other	Total	Training days per employee	% of employees that received training
U.S.	3,481,344	1,462,761	18,322	4,962,428	29.34	94.4%
Spain	132,220	171,070	0	303,291	1.79	96.5%
RoW	216,748	100,109	0	316,857	1.87	91.8%
Total	**3,830,312**	**1,733,940**	**18,322**	**5,582,576**	**33.00**	**NA**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER

	2022			
	Women	Men	Undeclared/Other	Total
U.S.	3,105,514	1,190,597	13,949	4,310,060
Spain	115,414	153,995	0	269,409
RoW	90,972	48,373	0	139,345
Total	**3,311,900**	**1,392,965**	**13,949**	**4,718,814**

BREAKDOWN IN TRAINING HOURS BY COUNTRY AND GENDER - BIOTEST

	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Germany	18,050	24,182	42,232	20,626	29,701	50,327	16,649	18,948	35,597
RoW	7,965	2,172	10,137	6,410	2,097	8,507	12,062	3,584	15,645
Total	**26,015**	**26,354**	**52,369**	**27,036**	**31,798**	**58,835**	**29,088**	**22,612**	**51,700**

BREAKDOWN IN TRAINING HOURS IN HEALTH AND SAFETY AND ENVIRONMENT

	2024	2023	2022
Total	**46,542**	**96,759**	**170,240**

BREAKDOWN IN TRAINING HOURS IN HEALTH AND SAFETY AND ENVIRONMENT - BIOTEST

	2024	2023	2022
Total	**8,132**	**5,758**	**5,230**

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GRIFOLS | General | Environment | Social Our people | Governance | Annexes

Performance Reviews

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS

	2024	2023	2022
Executives	100.0%	88.9%	41.9%
Directors	99.8%	99.4%	81.8%
Senior management	99.4%	99.2%	86.5%
Management	99.7%	99.6%	89.1%
Senior Professionals	99.9%	99.5%	88.5%
Professionals	99.6%	99.4%	88.2%
Administrative staff / Manufacturing operators	99.8%	99.3%	83.6%
Total	**99.8%**	**99.2%**	**86.0%**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS - BIOTEST

	2024	2023
Executives	NA	100%
Directors	NA	94%
Senior management	NA	100%
Management	NA	94%
Senior Professionals	NA	92%
Professionals	NA	85%
Administrative staff / Manufacturing operators	NA	94%
Total	**NA**	**91%**

There is no information available regarding Biotest's performance reviews for 2024.

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS BY GENDER

	2024	2023	2022
Women	99.7%	99.4%	85.2%
Men	99.9%	99.4%	87.1%
Undeclared	0.0%	0.0%	50.0%
Other	100.0%		
Total	**99.8%**	**99.2%**	**86.0%**

PERCENTAGE OF EMPLOYEES RECEIVING REGULAR PERFORMANCE AND CAREER DEVELOPMENT REVIEWS BY GENDER - BIOTEST

	2024	2023
Women	NA	86.1%
Men	NA	97.5%
Total	**NA**	**91.4%**

There is no information available regarding Biotest's performance reviews for 2024.

Parental leave

PARENTAL LEAVE AND RETURN TO WORK[10]

	2024					2023			2022		
	Women	Men	Undeclared	Other	Total	Women	Men	Total	Women	Men	Total
Nº employees that were entitled to parental leave	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Nº employees that took parental leave	435	307	1	0	743	284	234	518	405	238	643
Nº employees that returned to work in the reporting period after parental leave ended	314	231	0	0	545	226	167	393	465	245	710
Return to work rate	69%	88%	0%	0%	76%	74%	89%	79%	83%	94%	87%
Total number of employees that returned to work after parental leave ended that were still employed 12 months after their return to work	161	137	1	0	299	237	184	421	246	160	406
Retention rate	71%	82%	0%	0%	76%	61%	80%	68%	56%	80%	64%

10. Efforts are under way to report information related to family leave.

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GRIFOLS

General | Environment | Social Our people | Governance | Annexes

PARENTAL LEAVE AND RETURN TO WORK - BIOTEST	2024			2023		
	Women	Men	Total	Women	Men	Total
Nº employees that were entitled to parental leave	100%	100%	100%	100%	100%	100%
Nº employees that took parental leave	157	52	209	171	47	218
Nº employees that returned to work in the reporting period after parental leave ended	52	47	99	65	39	104
Return to work rate	95%	100%	97%	97%	100%	98%
Total number of employees that returned to work after parental leave ended that were still employed 12 months after their return to work	56	39	95	49	40	89
Retention rate	33%	83%	44%	29%	85%	41%
Percentage of entitled employees that took family-related leaves [11]	15%	11%	25%	NA	NA	NA

Contribution to long-term saving systems

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS

Miles de euros	2024				
	Women	Men	Undeclared	Others	Total
Spain	559.9	699.4	0	0	1,259.3
U.S.	13,944.6	14,193.2	2,893.0	4.5	31,035.3
Germany	358.8	244.0	0	0	602.9
RoW	234.6	328.9	0	0	563.6
Total	**15,097.9**	**15,465.6**	**2,893.0**	**4.5**	**33,461.0**
%	45.1%	46.2%	8.6%	0.0%	100.0%

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS

Miles de euros	2023			2022		
	Women	Men	Total	Women	Men	Total
Spain	472.9	606.0	1,079.0	448.7	584.1	1,032.8
U.S.	14,502.9	15,627.6	30,130.5	15,406.4	15,652.4	31,058.8
RoW	516.5	436.8	953.2	384.4	412.2	796.6
Total	**15,492.3**	**16,670.3**	**32,162.7**	**16,239.5**	**16,648.7**	**32,888.2**
%	48.2%	51.8%	100.0%	49.4%	50.6%	100.0%

CONTRIBUTION TO LONG-TERM SAVING SYSTEMS - BIOTEST

Euros	2024			2023[12]		
	Women	Men	Total	Women	Men	Total
Germany	1,789,625	2,892,919	4,682,544	NAP	NAP	4,920,204
RoW	46,756	82,881	129,638	46,760	86,771	133,531
Total	1,836,381	2,975,800	4,812,182	46,760	86,771	5,053,735
%	38.2%	61.8%	100.0%	0.9%	1.7%	100.0%

11. 100% of Biotest employees are entitled to take family leave.
12. Data is not broken down for Germany for reasons of confidentiality and personal data protection.

121 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 122 General Environment Social Governance Annexes Our people Accidental rate ACCIDENT RATE U.S. 2024 U.S. 2023 U.S. 2022 Women Men Women Men Women Men Total number of work accidents with leave13 (LTI) without leave (NLTI) and first aid (FA) 702 353 793 364 928 373 Total number of work accidents with leave14 (LTI) 51 26 48 30 76 19 Hours worked 13,950,784 9,536,219 14,720,459 9,973,427 19,160,137 11,166,314 Accident Frequency Index15 3.7 2.7 3.3 3.0 4.0 1.7 Severity Index16 0.05 0.03 0.07 0.07 0.11 0.09 Number of fatalities as a result of work-related injuries and work-related ill health 0 0 0 0 NA NA Number of work accidents (contractors) 0 1 2 3 NA NA Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health1717 719 241 NA NA NA NA Number of cases of recordable work-related ill health 0 0 NA NA NA NA ACCIDENT RATE Spain 2024 Spain 2023 Spain 2022 Women Men Women Men Women Men Total number of work accidents with leave13 (LTI) without leave (NLTI) and first aid (FA) 105 118 108 116 90 122 Total number of work accidents with leave14 (LTI) 33 36 29 40 26 42 Hours worked 3,106,277 3,835,455 3,008,221 3,752,636 2,939,603 3,724,420 Accident Frequency Index15 10.6 9.4 9.6 10.7 8.8 11.3 Severity Index16 0.4 0.3 0.3 0.3 0.3 0.3 Number of fatalities as a result of work-related injuries and work-related ill health 0 0 0 0 NA NA Number of work accidents (contractors) 9 6 10 6 NA NA Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health1717 1,182 1,068 NA NA NA NA Number of cases of recordable work-related ill health 0 0 NA NA NA NA 13. Total sum of accidents with sick leave (non itinere), accidents without sick leave and first aid cases. 14. Total number of accidents with sick leave (non itinere), excluding COVID. 15. Number of work accidents with sick leave (non itinere) excluding COVID / total number of actual hours worked * 106. 16. Number of workdays lost due to work accidents with sick leave excluding COVID (non itinere) / total number of actual hours worked *103 17. Lost days are calculated as the difference between the calendar days (without excluding holidays or vacation days) between the return-to-work date and the sick leave date. ACCIDENT RATE Ireland 2024 Ireland 2023 Ireland 2022 Women Men Women Men Women Men Total number of work accidents with leave13 (LTI) without leave (NLTI) and first aid (FA) 14 12 11 9 7 3 Total number of work accidents with leave14 (LTI) 0 1 2 2 0 1 Hours worked 327,908 414,575 331,650 422,262 259,428 339,417 Accident Frequency Index15 0 2.4 6.0 4.7 0 2.9 Severity Index16 0 0.03 0.02 0.07 0 0 Number of fatalities as a result of work-related injuries and work-related ill health 0 0 0 0 NA NA Number of work accidents (contractors) 0 0 0 2 NA NA Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health1717 0 11 NA NA NA NA Number of cases of recordable work-related ill health 0 0 NA NA NA NA

GRIFOLS | General | Environment | Social – Our people | Governance | Annexes

ACCIDENT RATE

	Germany 2024		Germany 2023		Germany 2022	
	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave[13] (LTI) without leave (NLTI) and first aid (FA)	80	20	41	17	63	13
Total number of work accidents with leave[14] (LTI)	3	1	5	3	20	4
Hours worked	1,553,786	708,437	1,584,078	700,757	1,383,458	664,814
Accident Frequency Index[15]	1.9	1.4	3.2	4.3	14.5	6.0
Severity Index[16]	0.01	0.2	0.02	0.05	0.1	0.1
Number of fatalities as a result of work-related injuries and work-related ill health	0	0	0	0	NA	NA
Number of work accidents (contractors)	0	1	0	0	NA	NA
Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health17[17]	15	147	NA	NA	NA	NA
Number of cases of recordable work-related ill health	0	0	NA	NA	NA	NA

ACCIDENT RATE - BIOTEST

	Germany 2024		Germany 2023		Germany 2022	
	Women	Men	Women	Men	Women	Men
Total number of work accidents with leave[13] (LTI) without leave (NLTI) and first aid (FA)	42	91	17	21	61	26
Total number of work accidents with leave[14] (LTI)	12	32	14	18	9	23
Hours worked	1,385,493	1,702,268	1,608,089	2,029,541	1,451,784	1,792,284
Accident Frequency Index[15]	8.7	18.8	8.7	8.9	6.2	12.8
Severity Index[16]	0.08	0.3	0.23	0.18	0.26	0.05
Number of fatalities as a result of work-related injuries and work-related ill health	0	0	128.00	134.00	NA	NA
Number of work accidents (contractors)	2	2	NA	NA	NA	NA
Number of days lost to work-related injuries and fatalities from workrelated accidents, work-related ill health and fatalities from ill health17[17]	110	478	NA	NA	NA	NA
Number of cases of recordable work-related ill health	0	0	NA	NA	NA	NA

Average wage[18, 19]

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / SPAIN - IN EUROS

Professional category		Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
Executives	Women	215.5	234,199.4	287,311.2
	Men	358.8	294,979.5	283,288.9
Directors	Women	93.3	111,424.2	106,426.4
	Men	101.5	126,485.0	122,761.5
Senior management	Women	65.1	80,243.2	77,615.6
	Men	69.0	85,223.4	82,403.3
Management	Women	44.1	57,197.7	56,150.6
	Men	47.5	61,608.1	59,679.4
Senior professionals	Women	32.8	44,306.0	42,881.6
	Men	34.6	47,444.7	46,370.8
Professionals	Women	30.1	38,582.9	37,776.2
	Men	36.1	40,571.3	39,319.5
Administrative staff / Manufacturing operators	Women	28.4	28,917.7	28,202.0
	Men	31.0	29,434.8	28,774.1

13. Total sum of accidents with sick leave (non itinere), accidents without sick leave and first aid cases.
14. Total number of accidents with sick leave (non itinere), excluding COVID.
15. Number of work accidents with sick leave (non itinere) excluding COVID / total number of actual hours worked * 10^6.
16. Number of workdays lost due to work accidents with sick leave excluding COVID (non itinere) / total number of actual hours worked *10^3
17. Lost days are calculated as the difference between the calendar days (without excluding holidays or vacation days) between the return-to-work date and the sick leave date.
18. For reasons of confidentiality and personal data protection, remuneration data is not shown for professional categories with fewer than four individuals of each gender.
19. Grifols' 2024 data is presented in compliance with disclosure requirement S1-16 of the Corporate Sustainability Reporting Directive (CSRD), which mandates that information on the gender pay gap include the average gross hourly wage of all employees. For this reason, the average hourly remuneration includes supplementary or variable components. Data for 2023 and 2022 reflect the average gross annual remuneration, excluding supplementary or variable components.

123 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 124 General Environment Social Governance Annexes Our people AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / U.S. - USD PLASMA CENTERS Professional category Fixed Wage- Average 2024 Fixed Wage- Average 2023 Fixed Wage- Average 2022 Executives Women NAP NAP 423,128.9 Men NAP NAP 327,646.3 Directors Women 122.0 228,290.9 200,068.6 Men 129.7 255,886.1 227,863.1 Senior management Women NAP 159,492.0 158,824.1 Men NAP 166,865.6 162,299.8 Management Women NAP 112,733.3 105,920.4 Men NAP 118,827.3 111,852.3 Senior professionals Women NAP 94,243.2 90,679.2 Men NAP 96,902.6 93,429.4 Professionals Women 56.1 72,915.4 67,403.6 Men 60.3 75,593.9 70,289.3 Administrative staff / Manufacturing operators Women 28.7 43,135.0 42,367.8 Men 27.7 42,339.7 41,653.4 AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / U.S. - USD REST OF ACTIVITIES Professional category Fixed Wage- Average 2024 Fixed Wage- Average 2023 Fixed Wage- Average 2022 Executives Women 322.8 352,372.9 431,673.0 Men 440.8 438,137.8 402,767.9 Directors Women 182.8 233,132.0 222,949.8 Men 189.3 240,232.8 230,487.9 Senior management Women 129.5 179,262.4 170,195.2 Men 140.5 185,042.4 177,603.8 Management Women 94.5 139,678.2 133,476.6 Men 99.0 143,599.6 139,899.7 Senior professionals Women 81.9 116,940.4 112,693.1 Men 82.7 116,913.4 112,378.6 Professionals Women 54.5 82,492.1 80,065.1 Men 56.5 85,750.6 83,287.4 Administrative staff / Manufacturing operators Women 43.2 61,515.8 60,957.0 Men 48.7 65,179.4 63,889.0 ojo unidades de esta columna de 2024!!!! - supongo que son miles,,, AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / IRELAND - IN EUROS Professional category Fixed Wage- Average 2024 Fixed Wage- Average 2023 Fixed Wage- Average 2022 Executives Women NAP NAP NAP Men NAP NAP NAP Directors Women NAP NAP NAP Men NAP NAP NAP Senior management Women 74.5 128,321.6 110,980.0 Men 64.1 120,028.7 119,091.7 Management Women 45.9 83,334.8 70,401.7 Men 48.8 88,575.4 80,401.0 Senior professionals Women 34.1 62,005.0 55,616.3 Men 38.0 66,819.6 59,794.8 Professionals Women 27.2 48,759.5 45,099.1 Men 32.6 51,747.3 48,099.6 Administrative staff / Manufacturing operators Women 23.9 39,247.8 37,382.6 Men 25.2 38,461.4 36,875.3

GRIFOLS
General | Environment | Social Our people | Governance | Annexes

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER / GERMANY - IN EUROS				
Professional category		Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
Executives	Women	NAP	NAP	NAP
	Men	NAP	NAP	NAP
Directors	Women	120.0	180,605.6	172,301.1
	Men	135.0	188,398.1	183,879.9
Senior management	Women	72.5	101,051.5	91,136.0
	Men	73.7	109,449.3	116,751.0
Management	Women	54.7	86,663.5	83,347.3
	Men	59.1	91,333.4	88,562.4
Senior professionals	Women	38.5	60,886.8	58,765.4
	Men	42.6	64,367.0	60,060.9
Professionals	Women	40.4	60,190.7	62,654.9
	Men	38.3	60,853.1	60,651.4
Administrative staff / Manufacturing operators	Women	23.4	35,622.2	34,632.7
	Men	22.9	34,675.7	33,317.0

AVERAGE WAGE BY PROFESSIONAL CATEGORY AND GENDER - BIOTEST / GERMANY - DATOS EN EUROS			
Professional category		Fixed Wage- Average 2024	Fixed Wage- Average 2023
Executives	Women	241,547.3	NAP
	Men	326,014.3	NAP
Directors	Women	177,946.2	151,593.6
	Men	197,597.9	153,446.0
Senior management	Women	141,440.8	112,625.6
	Men	134,220.4	116,617.4
Management	Women	109,797.4	100,860.7
	Men	106,245.8	101,544.0
Senior professionals	Women	81,310.1	76,169.4
	Men	89,399.2	78,848.4
Professionals	Women	65,764.9	58,187.4
	Men	73,182.8	64,096.6
Administrative staff / Manufacturing operators	Women	46,378.7	42,781.6
	Men	60,087.5	46,270.4

AVERAGE WAGE BY AGE / SPAIN - IN EUROS			
Age	Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
<30	26.6	33,679.0	33,146.4
30-50	38.3	43,530.5	41,938.6
>50	53.2	57,386.6	58,172.8

AVERAGE WAGE BY AGE / U.S. - DATOS EN USD			
Age	Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
<30	27.2	42,793.0	40,800.6
30-50	49.5	67,408.5	62,434.9
>50	72.7	95,291.8	89,849.2

AVERAGE WAGE BY AGE / IRELAND - IN EUROS			
Age	Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
<30	28.8	50,611.4	48,304.7
30-50	37.6	65,679.4	57,997.7
>50	36.4	63,748.0	82,253.7

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GRIFOLS

General | Environment | Social Our people | Governance | Annexes

AVERAGE WAGE BY AGE / GERMANY - IN EUROS			
Age	Fixed Wage- Average 2024	Fixed Wage- Average 2023	Fixed Wage- Average 2022
<30	23.2	38,261.8	36,957.2
30-50	31.5	46,699.2	44,162.1
>50	39.2	56,358.5	53,524.1

AVERAGE WAGE BY AGE - BIOTEST / GERMANY - IN EUROS		
Age	Fixed Wage- Average 2024	Fixed Wage- Average 2023
<30	48,211.3	44,784.1
30-50	73,305.7	64,397.3
>50	84,359.3	72,330.1

AVERAGE RETRIBUTION OF BOARD MEMBERS AND EXECUTIVES BY GENDER									
Euros	2024			2023			2022		
	Women	Men	Total	Women	Men	Total	Women	Men	Total
Total average salary	315,847.7	404,745.5	371,206.0	245,745.4	301,275.3	281,113.3	250,329.3	292,935.3	277,054.2
Executives, employees and Board Members	186	307	493	179	314	493	186	313	499
Salary gap			21.96%			18.43%			14.50%

Gender pay gap[20, 21, 22]

GENDER PAY GAP / SPAIN						
	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022
Executives	NAP	39.95%	NAP	20.60%	NAP	-1.40%
Directors	0.32%	8.10%	9.97%	11.91%	6.50%	13.30%
Senior management	4.21%	5.65%	5.84%	5.84%	5.30%	5.80%
Management	6.06%	7.08%	5.47%	7.16%	4.40%	5.90%
Senior professionals	1.81%	5.10%	3.23%	6.62%	4.00%	7.50%
Professionals	9.54%	16.63%	2.15%	4.90%	3.00%	3.90%
Administrative staff / Manufacturing operators	1.27%	8.35%	0.79%	1.76%	0.90%	2.00%

GENDER PAY GAP / U.S. - PLASMA CENTERS						
	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022
Executives	NAP	NAP	NAP	NAP	NAP	-29.10%
Directors	NAP	5.92%	NAP	10.78%	2.80%	12.20%
Senior management	NAP	NAP	NAP	4.42%	NAP	2.10%
Management	NAP	NAP	3.46%	5.13%	1.80%	5.30%
Senior professionals	NAP	NAP	0.82%	2.74%	-0.60%	2.90%
Professionals	5.58%	6.92%	2.40%	3.54%	3.70%	4.10%
Administrative staff / Manufacturing operators	-2.61%	-3.44%	-1.87%	-1.88%	-2.50%	-1.70%

20. Due to confidentiality and personal data protection, gender pay gap data is not shown for professional categories with fewer than four individuals of each gender.
21. The adjusted gender pay gap data is not shown for categories where it is not possible to obtain a statistically significant result through the econometric model.
22. Grifols' 2024 data is presented in compliance with disclosure requirement S1-16 of the Corporate Sustainability Reporting Directive (CSRD), which mandates that information on the gender pay gap include the average gross hourly wage of all employees. For this reason, the average hourly remuneration includes supplementary or variable components. Data for 2023 and 2022 reflect the average gross annual remuneration, excluding supplementary or variable components.

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GRIFOLS
General | Environment | Social | Governance | Annexes
Our people

GENDER PAY GAP / U.S. - REST OF ACTIVITIES

	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022
Executives	NAP	26.77%	NAP	19.57%	NAP	-7.20%
Directors	0.77%	3.41%	1.25%	2.96%	1.30%	3.30%
Senior management	8.54%	7.88%	1.20%	3.12%	2.50%	4.20%
Management	2.68%	4.56%	5.46%	2.73%	6.70%	4.60%
Senior professionals	1.66%	0.98%	2.76%	-0.02%	1.30%	-0.30%
Professionals	2.54%	3.44%	1.72%	3.80%	2.30%	3.90%
Administrative staff / Manufacturing operators	6.38%	11.26%	4.82%	5.62%	4.50%	4.60%

GENDER PAY GAP / IRELAND

	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022
Executives	NAP	NAP	NAP	NAP	NAP	NAP
Directors	NAP	NAP	NAP	NAP	NAP	NAP
Senior management	NAP	-16.18%	NAP	-6.91%	NAP	6.80%
Management	NAP	5.93%	NAP	5.92%	NAP	12.40%
Senior professionals	5.30%	10.40%	7.08%	7.21%	4.90%	7.00%
Professionals	10.31%	16.52%	1.63%	5.77%	NAP	6.20%
Administrative staff / Manufacturing operators	3.82%	5.04%	0.37%	-2.04%	-1.00%	-1.40%

GENDER PAY GAP / GERMANY

	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023	Adjusted Gender Pay Gap 2022	Gender Pay Gap 2022
Executives	NAP	NAP	NAP	NAP	NAP	NAP
Directors	NAP	11.09%	NAP	4.14%	NAP	6.30%
Senior management	NAP	1.63%	NAP	7.67%	NAP	21.90%
Management	NAP	7.39%	NAP	5.11%	NAP	5.90%
Senior professionals	9.46%	9.56%	2.37%	5.41%	NAP	2.20%
Professionals	4.21%	-5.56%	4.09%	1.09%	2.10%	-3.30%
Administrative staff / Manufacturing operators	0.35%	-2.03%	0.13%	-2.73%	-1.40%	-3.90%

GENDER PAY GAP / GERMANY - BIOTEST

	Adjusted Gender Pay Gap 2024	Gender Pay Gap 2024	Adjusted Gender Pay Gap 2023	Gender Pay Gap 2023
Executives	NAP	NAP	NAP	NAP
Directors	NAP	10.09%	NAP	1.21%
Senior management	NAP	1.15%	NAP	3.42%
Management	-3.68%	-2.92%	-0.83%	0.67%
Senior professionals	1.17%	4.70%	3.14%	3.40%
Professionals	2.63%	10.38%	1.93%	9.22%
Administrative staff / Manufacturing operators	-0.30%	21.51%	-6.67%	7.54%

127 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS

General | Environment | **Social** Workers in the value chain | Governance | Annexes

Workers in the value chain

Respect for the rights and dignity of every individual is a core principle of Grifols' activity. The company works to protect human rights in all of its actions, while promoting and safeguarding the well-being of the communities where it operates.

This pledge includes defending the rights of employees across its value chain. Grifols is also dedicated to continuous improvement and works actively to mitigate both real and potential risks and impacts across its operations and value chain. As part of these efforts, the company strives to meet the reporting requirements defined by the Corporate Sustainability Reporting Directive (CSRD) in the coming years.

Impacts, risks and opportunities

S2 WORKERS IN THE VALUE CHAIN		
Material IROs	**Type**	**Description**
LABOR CONDITIONS		
Generation of quality employment	Positive impact, Supply Chain	Grifols promotes social progress by generating high-quality direct and indirect employment through its operations and across its value chain. The company is committed to maintaining open lines of communication to minimize potential impacts on workers across its value chain.
Workplace accidents and occupational diseases	Negative impact, Supply Chain	An inadequate work environment can lead to an increase in accidents. To mitigate this risk, Grifols expects its suppliers to comply with a series of occupational health and safety requirements.
EQUAL TREATMENT AND OPPORTUNITIES FOR ALL		
Discrimination and workplace harassment in our value chain	Negative impact, Supply Chain	Grifols rejects all forms of discrimination, harassment and all practices that promote inequality, and actively works to build a fairer and more equitable society.
OTHER LABOR RIGHTS		
Labor rights violations in the value chain	Negative impact, Supply Chain	Grifols is committed to protecting human rights and works actively to eradicate modern slavery, forced or compulsory labor, and child labor throughout its value chain. The company takes proactive steps to mitigate any potential related impacts.

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain

128 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS General | Environment | **Social** Workers in the value chain | Governance | Annexes

Managing impacts, risks and opportunities

The following policies, actions, metrics and targets enable Grifols to efficiently manage the key impacts, risks and opportunities related to employees across its value chain.

Material Sub-topics	Policies	Actions	Metrics and Targets (S2-5)
Working conditions Equal treatment and opportunities for all Other work-related rights	• Code of Conduct • Human Rights Policy • Diversity and Inclusion Policy • Security and Safety Policy • Procurement Policy • Supplier Code of Conduct • Grifols Ethics Line Policy	• Continuous improvement in identifying and managing impacts and risks in the value chain.	Implement ESG criteria among suppliers up to 60-80% of total volume of expenditure.

More information on advances in 2024 and next steps: "Management of relationships with suppliers-Governance."
More information on the latest progress: "Agenda Grifols 2030-General Information."

Commitment with human rights in the value chain

Grifols is committed to conducting its global activities with respect for human rights, compliance with applicable laws and the adoption of fair labor practices. The company developed a global strategy to promote and ensure responsibility and commitment to human rights across all its operations, using internationally recognized frameworks as a foundation (UN Global Compact, UN Guiding Principles on Business and Human Rights, OECD Guidelines for Multinational Enterprises, and the ILO Declaration on Multinational Enterprises).

The company's commitment to upholding fundamental human rights is embedded into its corporate strategy and reflected in various codes and policies that underpin its corporate culture. These include the Code of Conduct, Human Rights Policy, Diversity and Inclusion Policy, Occupational Health and Safety Policy, Procurement Policy, Supplier Code of Conduct and the Grifols Ethics Line Policy, among others.

More information on these policies and how they address the impacts on human and labor rights: "Our People-Social."

More information on business practices with sales partners: "Management of relationships with suppliers-Governance."

We strive to foster active communication

Grifols recognizes the crucial role of stakeholders in its success, particularly workers who form part of its value chain.

Grifols maintains close relationships with employees working across its value chain at its various facilities, engaging in direct and frequent dialogue to ensure effective communication. That said, it has limited control over the external workforce not directly supervised by its teams. To this end, the company makes concerted efforts to enhance both direct and indirect collaboration with workers across its value chain, recognizing that fluid communication helps prevent conflicts, fosters a safe and respectful environment, boosts engagement, and enables the early identification of human rights-related risks and concerns.

Grifols also operates the Grifols Ethics Line, an independent and accessible communications channel for employees in its value chain and all its stakeholders to confidentially report any concerns or needs.

In 2024, Grifols received 0 reports of human rights violations related to its upstream and downstream value chain workers.

More information on Grifols' supplier relations and workforce: "Stakeholders-General Information" and "Management of relationships with suppliers-Governance."

More information on the ethics Line: "Grifols Ethics Line-Governance."

129 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 130 General Environment Social Governance Annexes Workers in the value chain Grifols has been analyzing and reviewing its human rights due diligence processes since 2022 to progressively identify and manage human rights risks and impacts across its value chain, covering 100% of its own operations, Tier 1 suppliers, joint ventures and others. In general, Grifols has control measures in place to mitigate the main risks and their derived impacts in terms of human rights, which translates into a low residual risk globally for most of Grifols’ activities. Grifols’ Supplier Code of Conduct and Global Procurement Policy serve as effective tools in helping the company mitigate and respond optimally to potential risks and impacts, ensuring the well-being of its employees and suppliers. Building on these initiatives, Grifols is actively improving its formal plans and controls to ensure respect for human rights throughout its value chain. In parallel, the Global Procurement team remains focused on aligning supplier relations procedures with the industry’s latest regulatory developments. The company is working actively to roll out the necessary mechanisms to improve its supplier evaluation and due diligence processes. PaMore information on the process to guarantee human rights across the value chain: See the most recent “Human Rights Due Diligence Report” and “Declaration on “Modern Slavery & Supply Chain Transparency Statement.” More information on Grifols’ supplier relations and workforce: “Stakeholders-General Information” and “Management of supplier relations-Governance.” Due diligence in the value chain

GRIFOLS
General | Environment | Social Plasma donors and comunities | Governance | Annexes

Plasma donors and comunities

Grifols' plasma donors and the communities in which its donation centers operate are the primary stakeholders impacted by Grifols's activities. Plasma-derived medicines are only possible through the generosity of donors.

The company extends its commitment and social reach to all the communities in which it operates with initiatives that contribute to local development and/or are related to human rights in areas such as health, education, and the environment. These social initiatives amplify Grifols' positive impact on other groups, including disadvantaged individuals and social groups.

Grifols takes pride in its donors and being a strong community partner through its activities directly and through its foundations: J.A. Grifols Foundation, Fundació Probitas and Fundació Víctor Grífols i Lucas.

Impacts, risks and opportunities

S3 AFFECTED COMMUNITIES

Material IROs	Type	Description
COMMUNITIES' ECONOMIC, SOCIAL AND CULTURAL RIGHTS		
Health and well-being of plasma donors and their communities	Positive impact, Negative impact, Own Operation, Supply Chain, Risk	Ensuring the health and well-being of plasma donors is among Grifols' topmost priorities. Donating plasma is a safe and highly regulated process conducted in meticulously controlled centers and highly-trained staff. As an industry leader, the company goes above and beyond compliance by implementing best practices that benefit both donors and local communities.
Contribution to the local and social development of communities	Positive impact, Own Operation, Supply Chain	With 399 plasma donation centers and 15 manufacturing complexes, Grifols promotes the local and social development of areas where its centers and plants are located, generating value for both donors and communities.

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain

Managing impacts, risks and opportunities

The following policies, actions, metrics and targets allow for efficient management of the main IROs related to donors and the communities in which Grifols operates.

Material Sub-topics	Policies	Actions	Metrics and Targets
Communities' economic, social and cultural rights	• Plasma Donor Policy • Corporate Donor Safety Policy • Social Action Policy and Community Investment Policy • Human Rights Policy • Grifols Ethics Line Policy	• Grifols' health questionnaires for assessing donor eligibility include the most recent FDA Individual Risk Assessment Guidance, although many of the company's current standards are even more stringent. • Grifols directly supports the research initiatives of diverse scientific institutions and associations focused on assessing the potential effects of plasmapheresis on donor health.	• Achieve 90% approval among donors for positive customer service (good or excellent rating) • Attain 80% referral rate from active donors • Increase ratings via the Donor Hub by 45% • Increase the number of initiatives and social investment by 50% • Allocate 25% of social initiatives to STEM activities for women • Increase annual funding to the J.A. Grifols Foundation by 10% • Increase Víctor Grífols i Lucas Foundation resources for bioethics scholarships by 10% and activities by 20%

131 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 132 General Environment Social Governance Annexes Plasma donors and comunities We foster open communication with our donors Grifols fosters active communication with its donors to maintain an open and close relationship, enabling the company to understand their concerns and needs. The company provides donors with useful information to educate on the process before, during and after donation. In addition, it works with local communities to raise awareness of the importance of plasma donation to produce plasma-derived medicines for patients who need them. Grifols core channels and actions include: ● A dedicated website and social networks for Grifols donors: includes factual information on the plasma donation process and donation centers. ● Proactive awareness campaigns: delivered via emails, social media posts, SMS texts and a monthly newsletter. ● Donor Hub app: allows donors to schedule appointments and receive updates and information about their donations. ● Donor hotline: a toll-free number through which donors can submit feedback and inquiries. Donors also leave feedback and reviews on Google and Yelp, which are monitored and reviewed by the management teams of each center. ● Donor Appreciation Days: held throughout the year to recognize and engage donors. ● Community events: Grifols employees interact with donors and raise awareness on the importance of plasma donation. ● Collection campaigns in donation centers: engages donors and employees through food, toy and school-supply drives to collect needed items for underprivileged members of the local community. ● External stakeholder management: encourages interactions between donors and employees with local public representatives to educate the latter on plasma and the importance of plasma donation centers in the local community. GRIFOLS DONOR POLICY, AN EMPHASIS ON DONOR HEALTH, SAFETY AND NON-DISCRIMINATION Respect for dignity and human rights is intrinsic to all of Grifols’ activities. The company supports the basic principles of the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964) and the UNESCO Universal Declaration on Bioethics and Human Rights (2005). Grifols Code of Conduct, which governs the company’s interactions with all stakeholder groups including donors, are grounded on respect for human rights. This principle is explicitly outlined in Grifols’ Donor Policy, which also reaffirms its commitment to comply with the legal regulations governing plasma donations in each country, as well as to uphold non-discrimination and the protection of donor health and safety. Grifols is a trusted source of clear information for donors at every stage of the donation process. A signed informed consent prior to donation is a fundamental aspect in providing important donor information. 8 COMMITMENTS TO OUR DONORS 1. Safeguard donors’ health, safety and well-being. 2. Respect donors’ human rights and ensure equal treatment following the principles of non-discrimination. 3. Ensure donors are provided an informed consent before the donation process. 4. Respect country-specific legislation regarding donor compensation and the frequency of plasma donation. 5. Support local communities where donor centers are located. 6. Comply with personal data legal requirements and implement all necessary measures to protect donors’ privacy and personal data. 7. Promote open lines of communication and awareness about the benefits of plasma medicines. 8. Ensure every interaction with donors is professional, respectful, helpful and engaging.

GRIFOLS
General | Environment | Social | Governance | Annexes
Plasma donors and comunities

Donors overview

Plasma donors 2024*

930,000+

* at closing

Donation centers

390+

Positive impact on donors and their communities

4,575 M USD

Routine screening physicals help ensure donor health

Grifols only uses plasma from qualified repeat donors, never from one-time donors

Potential donors must undergo a rigorous screening and selection process that begins with a physical examination.

The donor's medical information is recorded in their file and handled confidentially in compliance with Grifols' Global Privacy and Data Protection Policy. Prior to each donation, a trained Grifols staff member checks donors' vital signs, weight, hematocrit and plasma-protein levels to confirm they are able to safely donate. These routine screenings and physical examinations reflect Grifols' unwavering commitment to promoting and protecting donor health.

On the day of donation, if medical evaluations reveal any abnormal levels or irregular parameters that could indicate an underlying health issue, donors might be deferred until they see their physician or levels return to a normal range. These parameters include: irregular heart rate, elevated body temperature, high or low hematocrit, high or low total protein, and lipemic plasma.

GRIFOLS DONORS REPRESENT A CROSS-SECTION OF SOCIETY

Equitable distribution
44% Women
56% Men

Education and employment
62% university graduates
11% high school graduates
26% university students
95% full-time employees


Age
18-25: 28%
26-35: 32%
36-45: 21%
46-55: 13%
56-65: 6%

Financial compensation is the primary motivation for donating plasma for first-time donors. Although a sense of **altruism, along with the service and care donors** receive in plasma donation centers are also drivers of **frequent donations.**

*According to Grifols survey conducted in 2023 on 1,300 donors.

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GRIFOLS
General | Environment | Social Plasma donors and comunities | Governance | Annexes

Donor and donation safety

Safety in the donation process is paramount to ensuring the health and well-being of plasma donors, who are a priority for Grifols. The company upholds the highest safety standards in its centers and works to continue leading the industry in the implementation of best practices.

Donating plasma is considered a safe procedure, as it is highly regulated and carried out in specialized centers that undergo rigorous controls. Additionally, the qualification criteria for donors are strict and a plasmavigilance system tracks potential adverse effects in donors to help ensure their health and safety at all times.

Donor regulations

Plasma can be procured from whole blood donations (recovered plasma) or via plasmapheresis (sourced plasma), a specific plasma-donation technique developed by Josep Antoni Grifols i Lucas.

Plasma collection for the production of plasma-derived medicines is subject to strict regulations by global healthcare authorities and Good Manufacturing Practices (GMPs). The U.S. Food and Drug Administration (FDA) is the highest health authority in the United States, while the European Medical Agency (EMA) oversees this function in Europe. Grifols donations centers also comply with the voluntary IQPP (International Quality Plasma Program) certification from the Plasma Protein Therapeutics Association (PPTA), which sets and monitors additional quality standards.

Donating plasma is considered a highly safe procedure, with few or no side effects. Plasmapheresis removes plasma and returns red blood cells, platelets and other components to the donor. The body regenerates donated plasma in roughly 48 hours, compared to the two months it takes to regenerate red blood cells procured from whole blood donations.

In 2024, Europe adopted a new directive to guarantee the safety and quality of substances of human origin (SoHO), including plasma donations. The objective of this new regulation is to improve access to SoHO therapies, which denotes a critical issue in the healthcare systems of all EU member states.

Control of donation centers

Grifols plasma donation centers follow the highest standards of quality and safety that are routinely monitored to ensure donor safety and the quality of the donated plasma. In 2024, Grifols did not receive any administrative actions at its plasma donation centers related to the suspension, renewal or loss of any license or certification, nor any warning letters or suspension of any regulated activity.

REGULATORY INSPECTIONS AT PLASMA DONATION CENTERS

Inspection days	2024	2023	2022
FDA*	112	137	119
EMA	84	196	182
CLIA-COLA	129	169	108
PPTA	148	97	123
Total	**473**	**599**	**532**

Includes Biotest.

* More than 90% of FDA inspections have been closed with 0 observations.

Donor Adverse Event (DAE) Management Procedure

Grifols has a procedure in place that outlines how to manage and categorize donor adverse events (DAEs) according to the definitions set by the PPTA IQPP standard.

The procedure is activated when a donation-center professional observes that a donor is experiencing an adverse event in any of the following situations: upon the donor's arrival at the center prior to donation; during the screening process; during the donation process; after plasma donation or after leaving the facility; during or after donor immunization; and if reported on the day of donation or on a different date. Adverse events are documented as soon as possible after their occurrence or report, and immunization reactions are registered in the appropriate record. Only trained and certified personnel can manage and document DAEs.

Immediately following an adverse event, donors must receive appropriate treatment and the DAE is documented in their file. Grifols Quality Department thoroughly reviews all DAEs to ensure their proper management and classification before closing the case. The final step is completion of the Donor Adverse Events Electronic Report (DAER), which promotes plasma-donation safety and quality by guaranteeing DAEs are correctly managed.

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GRIFOLS
General | Environment | Social | Governance | Annexes
Plasma donors and comunities

DAEs include bruising, hypertension, citrate reactions, allergic reactions, hyperventilation, hemolysis, cardiovascular or respiratory events, immunization and aeroembolism.

In addition, this procedure allows Grifols to collect, analyze, monitor and evaluate trends in donor adverse events across its network of centers. Another testament to its commitment to continuous improvement and contributing to the health and safety of donors. At the same time, it facilitates the evaluation of donor characteristics or attributes to establish viable intervention strategies based on potential changes in donor demographics, eligibility criteria, plasmapheresis-related technology, regulatory changes and other factors.

Plasmavigilance

In line with previous years, Grifols' U.S. plasmavigilance data in 2023* revealed minimal side effects or donor adverse events (DAE)* among its donors: only 0.26% reported any adverse effects as a result of the donation process. Most were mild, with a predominance of hypotension and hematomas. Reactions requiring medical assistance were extremely rare (0.0075% of Grifols' total donations).

Adverse event data continue to confirm the safety of plasma donation.


Hematomas 50.5%
Hypotension 43.2%
Others 1.80%
Citrate reactions 2.50%
Allergic reactions 1.30%
Hyperventilation 0.30%
Hemolysis 0.10%
Cardiovascular or respiratory events 0.10%
Immunization 0.10%
Air embolism 0.10%

*Plasma surveillance data in 2023 according to DAE categorizations established by the PPTA (Plasma Protein Therapeutics Association) IQPP Standard for the recording of donor adverse events.

Data published with a one-year delay in adherence to required reporting cycles.

PLASMAPHERESIS IS CONSIDERED A SAFE WAY TO DONATE PLASMA


1
Extraction of whole blood
2
Plasma is separated from the other blood components
3
Red and white blood cells are returned to the donor
4
Only plasma is collected

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2024 Non-Financial Information Statement and Sustainability reporting 136 General Environment Social Governance Annexes Plasma donors and comunities Research on the effects of plasma donation As part of its commitment to donor health and safety, Grifols supports research on the potential effects of plasmapheresis on donors’ health, both directly and via collaborations with scientific organizations. To date, various studies have shown that frequent plasma donation should not negatively affect donor health nor cause serious adverse effects. Studies have also found that plasmapheresis can reduce cholesterol levels and may even have a beneficial effect on donors with increased blood pressure. Effect of donations on donor health Regular donations have no adverse effects on donor health Published in 2023 in the scientific journal Transfusion, this transversal PPTA study sought to determine if plasma donation at FDA-defined frequency and volume levels affected donor health. Donors from 14 U.S. plasma donation centers, including several Grifols plasma donation centers, took part in the study, which concluded that paid plasma donations at these levels are consistent with donor health and well-being. Even at the highest frequency, plasmapheresis alone was found to produce no negative health effects. Study: Effects of donation frequency on U,S, source plasma donor health Donor qualification Donate at least twice over a 6-month period / Maximum two donations per 7 days with at least one full rest day in between / 18-69 years of age /Weight above 50 kg / Medical examination with normal parameters Documentation Valid picture ID: driver’s license or passport / Social Security Number / Proof of address Donor health screening Weight / Blood pressure / Pulse / Temperature / Anemia / Hematocrit / Protein levels Blood test with every donation VHC, VHB, VHA, HIV and B19 virus detection / Screening for hepatitis B, hepatitis C and HIV antibodies / Other routine tests NOT EVERYONE CAN DONATE PLASMA: CRITERIA FOR DONATING PLASMA Plasma surveillance study in the U.S. The rate of side effects from plasma donations via plasmapheresis is insignificant More than 1.1 million donors, who collectively account for 72% of the U.S. source plasma collected over a four-month period, participated in the first industry-wide, multi-company study on the incidence, frequency and type of adverse effects of plasmapheresis. Promoted by the PPTA in cooperation with several industry firms, the study confirmed the overall safety of plasmapheresis. Following FDA standards of collection volumes and donation frequency, the rate of adverse events (AE) was 1.58 per 10,000 donations. Moreover, 90% of AEs were minor, such as hypotension and phlebotomy-related hematomas, with no reports of serious or severe adverse events. The study’s findings were published in 2021 in Transfusion. Study: Plasmavigilance: Source plasma joins the call to arms Iron levels Plasma donation has no effect on iron reserves Unlike whole blood donations, this study found no loss of iron or decline in ferritin levels as a result of regular plasma donations. These findings deem it unnecessary to monitor donors’ iron levels or recommend iron supplements. Study: Frequent source Plasma donors are not at risk of iron depletion: The Ferretin Levels in Plasma Donor (FLIPD) In 2024, Grifols’ updated its health questionnaire for assessing donor eligibility to align with the FDA’s Individual Risk Assessment Guidance. In many cases, Grifols’ criteria are more stringent than FDA guidance

2024 Non-Financial Information Statement and Sustainability reporting 137 General Environment Social Governance Annexes Plasma donors and comunities Cholesterol levels Research findings suggest a decline in cholesterol levels Apheresis or low-density lipoprotein extraction is used to treat patients with familial hypercholesterolemia. Low-volume plasmapheresis used for plasma donations can similarly reduce cholesterol levels in some donors. This study was designed to evaluate the effect of plasmapheresis on total LDL and HDL cholesterol levels in a population of healthy donors. The results suggest that, in donors with elevated baseline cholesterol levels, total and LDL cholesterol levels may decrease with frequent plasma donation. For donors with low HDL levels, the study suggests that levels may increase. Study: Prospective multicentre study of the effect of voluntary plasmapheresis on plasma cholesterol levels in donors Blood pressure Research results suggest a beneficial effect for donors with high blood pressure Grifols led a study to discern the potential effects of plasmapheresis on blood pressure, finding a beneficial effect among donors with high baseline blood-pressure levels, whose systolic and diastolic blood pressure dropped significantly when their donation intervals were under 14 days. No decline in blood pressure was observed among donors with normal baseline blood pressure levels. Study: The effect of plasmapheresis on blood pressure in voluntary Plasma donors, Reasons to stop donating Health reasons, whether real or perceived, are not the main motivating factors to stop donating In 2023, Transfusion published the results of a study to discern the motivating factors of donors’ decision to stop donating plasma. The survey was conducted among donors in 14 plasma donation centers of several companies, Grifols included, who had stopped donating for at least six months. The most common reasons cited were lack of time (30.2%), insufficient compensation (14.7%) and procrastination (14.3%), showing that real or perceived negative health impacts were generally not the main drivers behind their decision to stop donating. Study: Why do US source Plasma donors stop donating? Donation centers and their communities Grifols donation centers are located in vibrant communities Grifols’ U.S. donation centers are located throughout the country, with no concentration in a specific geographic region. When evaluating suitable plasma donation center sites, Grifols considers the strength of the area’s chambers of commerce and the opportunities it offers to engage with local organizations and governments. For Grifols, a community’s active participation in the plasma donation process is critical to encouraging plasma donation and ensuring life-sustaining plasma-derived treatments for patients who need them. “ In 2024, Grifols plasma-donation network comprised 298 plasma centers in the U.S., 98 in Europe and 3 in the rest of the world, all located in communities with a strong commitment to social progress. Grifols’ plasma-center employees actively participate in donor communities and promote initiatives aimed at engaging and forging ties with local residents. These activities include educational, social and awareness events to highlight the importance of plasma donation for people who rely on plasma-derived medicines. Plasma donation centers also collaborate with local businesses and non-governmental organizations to raise awareness on the vital role of plasma and the production of plasma-derived medicines. The company considers other criteria when choosing communities for its plasma donation centers, including a strong employment pool, low viral markers, below-average crime statistics and community heterogeneity, which is critical to ensuring a diverse donor pool. In addition, new plasma donation centers are designed to reduce their environmental impact and optimize energy use to promote an ecological and efficient environment for donors and employees. To this end, they use low environmental impact materials with sustainability certifications and energy-efficient LED lighting.

GRIFOLS
General | Environment | Social Plasma donors and comunities | Governance | Annexes

Donation centers: advancing the development of local communities

Plasma donation centers are engines of local development. Grifols strives to maximize its positive impact and create opportunities within the communities where it operates. To this end, it organizes community-outreach events, donation drives and volunteer activities, both directly and through the J.A. Grifols Foundation.

Activities carried out in donation centers
800+

Participating donation centers
69%+

Employees involveds
1,000+

Volunteer hours in local communities (hours)
6,000+

Community investments
USD 750,000

Main local development programs:

U.S. 10 YEARS SUPPORTING

Habitat for Humanity® PRINCIPAL

Grifols has collaborated with Habitat for Humanity since 2014 to help provide safe, decent and healthy housing in communities across the country. In 2024, Grifols supported initiatives in San Diego, Los Angeles and Emeryville, California; and Raleigh and Clayton, North Carolina.

Support in 2024
130 volunteers
65 people or 16 families benefited
+825 hours
USD **200,000**

U.S.

USO PRINCIPAL

Grifols partners with United Service Organizations (USO), a national non-profit that works to keep U.S. military service members connected to their home environments during their service. The partnership helps build ties between Grifols employees and local USO affiliates.

Support in 2024
+25 volunteers
+100 hours
USD **200,000**

COMMITMENT TO U.S. FOOD BANKS

Grifols employees and plasma donors participate in food drives and fundraising campaigns for local food banks such as "Box Out Hunger" intitative.

Support in 2024
200,000 meals
2.7M million meals in 4 years
+1,808 hours

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2024 Non-Financial Information Statement and Sustainability reporting 139 General Environment Social Governance Annexes Plasma donors and comunities J.A. Grifols Foundation: supporting donor communities Grifols also engages in social-outreach actions through the J.A. Grifols Foundation that promotes activities that benefit both plasma donors and their communities. The J.A. Grifols Foundation was created in 2008 in honor of Dr. José Antonio Grifols, a pioneer in the development of the plasmapheresis technique. The Foundation leads an array of initiatives to enhance the health and well-being of plasma donors and their communities, including projects to raise awareness on the importance of plasma, recognize donors for their generosity and drive progress in local communities. These initiatives have a positive impact on both the donors and their communities. The Foundation’s activities are currently centered in the United States. No. of local organizations supported in 2024 19 MAIN ORGANIZATIONS SUPPORTED IN GRIFOLS DONOR COMMUNITIES Total EUR 452,869 Investment in 2024 EUR 351,694 Support for NORD in 2024 EUR 101,175 Grants, awards and scholarships The Foundation’s board of directors includes patient, plasma donor and employee representatives, who meet regularly to approve activities and community-enhancement grants. In 2024, the board approved 19 grants totaling more than EUR 452,000 to local organizations focused on delivering civic, social or educational programs for young people and at-risk populations. Its scope of action also encompasses an emergency assistance program for plasma donors. The program began as a pilot program with two centers in 2023 and expanded to six centers in 2024. It provides a grant to the National Organization for Rare Disorders (NORD) that manages the program on behalf of the Foundation. Donation center employees also promote Foundation initiatives through their volunteer work with the grantee organizations.

2024 Non-Financial Information Statement and Sustainability reporting 140 General Environment Social Governance Annexes Plasma donors and comunities Measuring the value created by our donation centers Since 2020, Grifols has analyzed and measured the value created by its U.S. and European plasma donation centers using the Social Return on Investment (SROI) methodology. The value created includes that generated for donors and for local communities. The value created by Grifols for its donors and communities in 2024 has decreased slightly compared to 2023, when the value provided to donors was $2,579 million and the impact on local communities reached $2,478 million. This reduction is mainly due to a decrease in the number of donors. For more information, see the Sustainable Growth section of this report. Additionally, donor compensation has also stabilized, explaining the variations in the impact created on local communities. Impact on local communities USD 2,252 M Impact on donors USD 2,323 M BENEFITS FOR DONORS • FINANCIAL STABILITY: Donors have additional income to cover their day-to-day needs and monthly living expenses. • HEALTHIER LIVES: Donors’ health improves since they are able to better afford higher-quality food and exercise more frequently. Donors are also educated on the importance of eating healthy and healthy lifestyles to a smoother donation. • PHYSICAL AND PSYCHOLOGICAL WELL-BEING: Donors feel better about themselves and enjoy a better social life and more leisure and travel time. • EDUCATIONAL EXPENSES: Donors are more confident about their future since they can better afford tuition and pay for other university expenses. • PERSONAL SATISFACTION: Donors’ altruism and contribution to helping thousands of patients live healthier lives makes them feel better about themselves. BENEFITS FOR DONOR COMMUNITIES • HEALTHCARE ACCESS: Healthier communities since only health donors are eligible to donate plasma. A higher number of donors leads to more beneficiaries of Grifols’ life-enhancing plasma-derived medicines. • ECONOMIC IMPACT IN DONOR COMMUNITIES: A significant portion of funds is reinvested in the community, with 87% of compensations spent within a 30-kilometer radius.

GRIFOLS
General | Environment | Social Plasma donors and comunities | Governance | Annexes

Social action and community support: amplifying Grifols positive impact

Grifols' social commitment and outreach extend to all of its communities of operation with initiatives aimed at fostering local development in the areas of health, education and the environment. These social initiatives amplify Grifols' positive impact on disadvantaged individuals and marginalized groups.

The principles and guidelines in Grifols' Sustainability Policy inform its Corporate Social Action and Community Investment Policy, both of which fall under the umbrella of its Sustainability Master Plan.

The company's social action supports the United Nations 2030 Agenda for Sustainable Development by investing in initiatives that advance shared values and sustainable development. Social-impact initiatives are carried out directly and through Grifols foundations.

All social-impact investment and donation decisions are governed by Grifols Code of Conduct. Social Impact Committees established at Grifols sites follow a standard operating procedure (SOP) to ensure transparency and alignment of all activities with Grifols' mission and Social Action and Community Investment Policy.

Among its provisions, this SOP outlines the procedures for receiving and processing grant and/or donation applications across North America, Australia, the United Kingdom and the European Union (EU).

Additionally, Grifols coordinates initiatives and projects through the Probitas Foundation to increase access to medical treatment for vulnerable populations. The company also supports the Víctor Grifols i Lucas Foundation, established to promote bioethics as an engine for social and scientific progress. The foundation's efforts guide and support society in ensuring that technological advancements do not undermine ethics or fundamental rights, particularly in the realm of biomedicine.

MAIN INDICATORS*

Activities performed
35

Organizations supported
80+

Employees involved
700+

Volunteer hours in local communities
1,800+

Investment
USD 1.3+ M

Contributions to foundations*
EUR 3.8 M
Probitas Foundation and Victor Grifols y Lucas Foundation

*Not including foundations

More information on the Probitas Foundation and the Víctor Grifols i Lucas Foundation: see specific sections.

LINES OF ACTION*

1. Health and wellness
We aspire to improve access to medical care and encourage healthy lifestyle habits, including food security and sports.

2. Education
We promote science and educational equality among young people by offering grants, sponsorships and scholarships.

3. Environment
We work to improve the environment by promoting local park development programs and initiatives to raise awareness on environmental issues.

*Breakdown of subsidized initiatives, excluding donation-center activities.

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2024 Non-Financial Information Statement and Sustainability reporting 142 General Environment Social Governance Annexes Plasma donors and comunities 1. Health and wellness Grifols supports initiatives aimed at enhancing people’s health and well-being, including food security and sports. 2. Education Grifols promotes science and STEM skills among women and minority groups as core educational priorities. U.S. AND GERMANY Grifols supports food banks in the U.S. and Germany, which provide food and basic necessities for thousands of people across both countries. Support in 2024 USD 28,000 GERMANY This non-profit promotes sustainable and healthy nutrition for children through practical educational programs. Support in 2024 USD 27,765 150 beneficiaries AUSTRALIA Based in Sydney, this foundation focuses on treating and preventing blindness and other vision problems in individuals and communities, especially among Aboriginal and Torres Strait Australians. Support in 2024 USD 23,262 720 beneficiaries U.S. Grifols promotes STEM learning among women, African Americans, indigenous people and at-risk youth through scholarships and other initiatives. Support in 2024 USD +100,000 +99,000 beneficiaries U.S. Grifols finances two nursing scholarships and the Saturday Science Academy program at CDU to address healthcare inequalities and encourage disadvantaged and ethnically diverse youth in South Los Angeles to pursue careers in healthcare. Support in 2024 USD 50,000 +300 beneficiaries ESPAÑA Fulbright grants are offered to recent college graduates interested in earning doctoral or master’s degrees at U.S. universities. Grifols has collaborated with the prestigious Fulbright program since 2013. Support in 2024 EUR 25,000 Annual school supplies collection program Grifols supports education by collaborating on school-supply campaigns with schools in the United States and Germany. In 2024, the company donated more than USD 90,000 worth of school supplies to 93 schools. Annual Gift of Joy, Toy Drive program Grifols supports children by collaborating with over 40 local organizations globally to collect toys around the holidays. In 2024, the company collected and donated more than 7,000 toys worth close to USD 100,000.

2024 Non-Financial Information Statement and Sustainability reporting 143 General Environment Social Governance Annexes Plasma donors and comunities 3. Environment Grifols aspires to raise awareness on environmental issues, including the efforts to fight climate change and protect natural areas and their biodiversity. U.S. Grifols supports programs to promote greener and more sustainable environments in urban areas, encourage eco-friendly habits among young people, lead community clean-ups and prevent pollution. Through these initiatives, the company helps improve people’s quality of life, preserve the environment and raise environmental awareness. Support in 2024 USD 20,000 U.S. TLC works to protect water systems, natural habitats and farmland in the Clayton, North Carolina area. In parallel, it works to connect people with nature through land stewardship and community action, and supports the NextGen Farming initiative, supporting start-up farmers via educational opportunities and other resources. Support in 2024 USD 10,000 GRIFOLS SOCIAL INITIATIVES IN SPAIN In Spain, Grifols collaborates with several projects in its communities of operation to promote its values and social impact. The company provides funding for different entities in sports, cultural, educational, social and environmental ambits for a maximum two-year period. An evaluation committee selects beneficiary projects following the criteria set forth in a standard operating procedure. Projects supported in 2024 include: Fundación Rivus, which works to improve and preserve river systems, especially in the Besòs and Tordera River basins located near the Parets del Vallès facilities. In this regard, Grifols sponsored the “Discover the River” drawing contest and the “Sergi Mingote Academic Award” to engage young people in the study and importance of these river basins and their surrounding areas. Cotillas CD Women’s Soccer Team: The company also sponsors the Cotillas CD soccer team in Las Torres de Cotillas (Murcia), which is also home to one of its production plants. For Grifols, sports are one of the most powerful levers for advancing gender equality. Initiatives supported in 2024: 11 initiatives Total investments: EUR 158,014 Employees participation, including their families: 59 people

2024 Non-Financial Information Statement and Sustainability reporting 144 General Environment Social Governance Annexes Plasma donors and comunities FUNDACIÓN PROBITAS, IMPROVING THE HEALTH OF VULNERABLE POPULATIONS Founded in 2008, the Probitas Foundation is committed to improving access to healthcare, well-being and equal opportunities for vulnerable individuals, both in Spain and internationally. In line with the WHO, the Foundation focuses on health as a comprehensive state of physical, mental and social well-being. As a mission-driven organization, Probitas runs social and healthcare programs in Spain that specifically target children, adolescents and families who are in vulnerable situations or at risk of social exclusion. Internationally, it works to improve the living conditions and healthcare access of communities in remote and resource-poor areas. Through these efforts, Probitas strengthens public health systems in these regions. At the same time, the Foundation actively supports research and collaborates with universities and research centers to study the impact of its programs. Probitas works with various social and healthcare entities through a partnership model, co-designing projects to ensure they are impactful, sustainable and replicable. The Probitas Foundation contributes to the social sustainability of Grifols S.A., which allocates 0.7% of its annual profits to support the Foundation’s initiatives. Programs in Spain The Probitas Foundation’s health and social action programs in Spain focus on promoting the holistic development of children and adolescents in vulnerable situations. These programs support health education, socio-educational assistance, the coverage of basic needs such as food, and the professional development of people who work with minors. Probitas projects are developed collaboratively with various stakeholder group, including social organizations, schools, public administrations and families. In 2024, the Foundation led more than 295 initiatives under its three main programs: Health Education, Specialized Health and Research, and Training and Development. More than 10,000 children in 58 municipalities participated in these programs in the 2023-24 academic year. In addition, 57 Grifols employees participated in the “Donate Your Christmas Basket” campaign by donating their holiday gift boxes, either partially or in full. These contributions reflected a total value of EUR 4,800. International programs This program targets populations living in remote regions of the world with limited healthcare resources. In these areas, diseases represent a major public health issue, causing immense human suffering, stigmatization and high rates of morbidity and mortality. Probitas promotes health equity with programs dedicated to addressing Neglected Tropical Diseases (NTDs) and rehabilitating laboratories in order to improve diagnosis, prevention and community health. Probitas projects are developed in collaboration with local entities and health authorities in each country, within the context of primary healthcare. Community involvement is encouraged to ensure that healthcare is prioritized, with healthcare personnel trained to support these efforts. In 2024, Probitas rehabilitated and equipped four new clinical diagnostic laboratories, developed five NTD projects and led three professional scholarship projects.

2024 Non-Financial Information Statement and Sustainability reporting 145 General Environment Social Governance Annexes Plasma donors and comunities Víctor Grifols i Lucas Foundation, advancing a bioethical approach to life sciences The Víctor Grifols i Lucas Foundation was created in 1998 to emphasize the importance of bioethics and foster dialogue among specialists from different areas of knowledge. The Foundation aims to promote bioethics among healthcare organizations, companies and professionals, offering a unique forum to debate and discuss issues related to ethics, science and health care. Among its range of activities, the Foundation publishes books and articles, organizes ethics-related conferences and events on relevant scientific and social issues, promotes educational initiatives, and awards prizes and research grants. At the same time, it offers ethical advice to other institutions and co-organizes events with other associations. Its regular collaborators include the Spanish Society of Public Health and Health Administration, Mémora Foundation, Department of Education of the Generalitat de Catalunya, and Friends of UNESCO-Barcelona. Seminars, conferences and workshops 32 1,600 participants Awards granted 7 Edited publications 6 Scholarships 6 The UVIC-UC Fundació Grifols Chair in Bioethics In 2015, the University of Vic-Central University of Catalonia (UVic-UCC) and the Víctor Grífols i Lucas Foundation joined forces to co-create and develop the Grifols Foundation Chair in Bioethics. In alignment with its mission, the Chair aspires to promote knowledge in the field of bioethics through teaching and research. The interdisciplinary nature of bioethics requires reflection, both in educational and professional contexts, on the ethics surrounding scientific advances and their social relevance, while respecting life, the individual, dignity, diversity, responsibility and freedom. “ Over 25 years fostering ethics in biomedicine and health through research, training, and collaboration for responsible scientific development.

GRIFOLS
General | Environment | Social
Patients and healthcare professionals | Governance | Annexes

Patients and healthcare professionals

Patients, healthcare professionals, and ultimately healthcare systems are the primary users of Grifols' products and services.

Ensuring a reliable plasma supply and promoting self-sufficiency are vital to achieving the company's goal of expanding access to plasma-derived medicines and diagnostic solutions. At the same time, Grifols strives to lead the industry by exceeding regulatory compliance and setting new benchmarks for quality, safety and transparency.

Impacts, risks and opportunities

S4 CONSUMERS AND/OR END-USERS		
Material IROs	**Type**	**Description**
PERSONAL SAFETY OF CONSUMERS AND/OR END-USERS		
Improved patient well-being	Positive impact, Supply Chain	Grifols' products and services enhance patients' life expectancy, well-being and quality of life.
Quality and safety of products and services	Negative impact, Supply Chain, Risk	Grifols guarantees treatment safety and quality through a highly regulated and vertically integrated value chain, complemented by industry best practices. These measures minimize risks or negative impacts while ensuring patients, customers and healthcare professionals remain Grifols' top priority.
Increased regulation: stricter health policies and other standards	Risk	Grifols monitors and prepares well in advance to address potential regulatory changes. The company leads the development of state-of-the-art production facilities that help set the pace for industry production standards. These combined efforts minimize any risks associated with increases in regulations.
INFORMATION-RELATED IMPACTS FOR CONSUMERS AND/OR END-USERS		
Responsible and transparent practices	Positive impact, Supply Chain	Grifols' business model is grounded in ethical and responsible commercial and marketing practices. By providing high-quality information, the company fosters trust among patients, healthcare professionals and society at large.
SOCIAL INCLUSION OF CONSUMERS AND/OR END USERS		
Access to treatment and diagnosis	Positive impact, Negative impact, Risk	Grifols' business model is grounded in ethical and responsible commercial and marketing practices. By providing high-quality information, the company fosters trust among patients, healthcare professionals and society at large.
More sustainable healthcare systems	Positive impact, Own Operation	Grifols collaborates with various countries to help achieve plasma self-sufficiency and ensure access to plasma treatments. The company also operates global industrial fractionation programs to promote the use of hospital plasma, contributing to cost optimization in public healthcare systems.

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

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GRIFOLS
General | Environment | Social
Patients and healthcare professionals | Governance | Annexes

Managing impacts, risks and opportunities

The following policies, actions, metrics and targets enable the efficient management of key IROs related to patients, customers and healthcare professionals.

Material Sub-topics	Policies	Actions	Metrics and Targets
Personal safety of consumers and/or end-users	• Patient and Patient Organization Policy • Quality Policy • Patient and Customer Safety Policy	• Conduct process controls for each batch and final product • Review and monitor production processes • Perform internal and external audits to ensure product quality	• Maintain the product quality claim rate ≤ 1 claim per 50,000 units sold[1] • Keep the number of critical deficiencies identified in external audits (by Regulatory Health Authorities) below 1. Target set for Biopharma.
Information-related impacts for consumers and/or end-users	• Standard Operating Procedure (Grifols Review Process - GRP) for promotional materials • Policy and procedure outlining the transparency program implementation	• Training on responsible marketing and sales practices • Participation in leading scientific association conferences to enhance learning on products and diseases	• 18,200 hours of training for sales teams
Social inclusion of consumers and/or end users	• Global Standard Operating Procedure for Grants and Donations to Patient Organizations	• Developing new procedures for product donations (individual requests) and patient interactions	• Donation of USD 1 million in critical products and medicines to support emergency relief efforts • Donation of 240 million international units (IU) of coagulation factor medicines to support patients with hemophilia in developing countries • Achieve EUR 18 million annually in charitable donations to support patient-focused programs

WE ADHERE TO INTERNATIONAL PRINCIPLES

- International Bill of Human Rights (including the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights and the International Covenant on Economic, Social and Cultural Rights)
- Declaration of Helsinki
- UNESCO Universal Declaration on Bioethics and Human Rights
- United Nations Guiding Principles on Business and Human Rights
- OECD Guidelines for Multinational Enterprises
- United Nations Global Compact

AND BIOETHICAL PRINCIPLES

- **AUTONOMY:** Every individual has the right to make decisions freely and independently
- **JUSTICE:** Healthcare resources should be distributed equitably and fairly
- **BENEFICENCE:** We strive to achieve the greatest possible benefit for patients while minimizing potential harm
- **NON-MALEFICIENCE:** Our actions must not increase harm to any individual

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GRIFOLS
General | Environment | **Social** Patients and healthcare professionals | Governance | Annexes

Driving active communication

Grifols maintains consistent and open communication with patients and patient organizations (POs), where legally permissible. This includes regular discussions with POs to address areas of mutual interest or concern.

Each business unit also operates claims, pharmacovigilance and surveillance systems to record and evaluate all notifications from healthcare centers, patients or users regarding potential product quality issues.

Each unit has a product recall system with strict procedures to notify health authorities, patient organizations, patients and healthcare professionals about any potential risks associated with recalled products.

Grifols operates a customer service call center and maintains dedicated websites to address inquiries related to the safety, tolerability or efficacy of its products, testament to its commitment to transparency.

In addition to established communication channels designed to maintain open dialogue with patients, patient organizations and healthcare professionals, Grifols positions itself as a reliable and transparent source of information for these key stakeholders, in line with its commitment to transparency and independence.

Since 1998, Grifols has supported and participated in the Plasma Protein Therapeutics Association (PPTA) Patient Notification System (PNS). This free and confidential service directly informs registered individuals about voluntary or mandatory withdrawals of plasma-derived medicines.

More details: "Responsible Practices" section in this chapter.
More details on main communication channels with stakeholders: "General Information" chapter.

Patients overview

Patients treated by the end of 2024

800,000+*

*It represents a portion of our sales (around ~82%: IG, FVIII, A-1, Taviesse and ~35% of albumin used in chronic liver cirrhosis)

Dozens

of conditions treated with plasma therapies

Positive impact on patients

USD 29,825 M

Worldwide, more than 3 M people suffer from alpha-1 antitrypsin deficiency, over 6 M have primary immunodeficiencies and more than 1 M live with hemophilia.

We proactively promote access to medicines and support various patient assistance programs

It is estimated that more than two million patients in Europe[1] are affected by one of the 12 most common rare diseases, including hemophilia and primary immunodeficiency (PIDD), which can be treated with plasma-derived therapies.

Furthermore, scientific advancements are expanding the potential of plasma therapies to treat high-prevalence diseases. Plasma proteins are also widely used in routine medical services, emergencies and surgical interventions, among other applications.

1. Silvia Rohr and Rianne Ernst "Key Economic and Value Considerations for Plasma-Derived Medicinal Products (PDMPs) in Europe" for the PPTA.

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GRIFOLS
General | Environment | **Social** Patients and healthcare professionals | Governance | Annexes

DISEASES AND CONDITIONS TREATABLE WITH PLASMA-DERIVED MEDICINES [2]


ALBUMIN
25 g
IMMUNOGLOBULINS
4g
ALPHA-1 ANTITRYPSIN
0.15-0.30g
CLOTTING FACTORS
Factor VIII:300 a 450 UI
Factor IX: 180 a 200 UI

ALBUMIN
- Liver cirrhosis
- Surgery (cardiac and major procedures)
- Intensive care (sepsis, burns, etc.)

IMMUNOGLOBULINS
- Immunodeficiencies
  – Primary (PIDD)
  – Secondary (SID)
- Neurological conditions
  – Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP)
  – Acute demyelinating polyneuropathy (Guillain-Barré)
  – Multifocal motor neuropathy (MMN)
- Hematological conditions
  – Immune thrombocytopenia (immune thrombocytopenic purpura or ITP)
- Neuromuscular diseases
  – Myasthenia gravis (MG)
- Post-exposure prophylaxis for rabies
- Post-exposure prophylaxis and treatment for tetanus
- Immunoprophylaxis of hepatitis B

ALPHA-1 ANTITRYPSIN
- Alpha-1 antitrypsin deficiency disorder

CLOTTING FACTORS
- Bleeding disorders
  – Hemophilia A and B
  – Von Willebrand disease (VWD)
  – Rare clotting factor deficiencies
- Trauma/injury-related hemorrhaging
- Overdose of anticoagulants or toxic substances that induce bleeding

2. This information does not imply that Grifols products have the necessary regulatory approvals to treat all the listed indications.

How we contribute to patient well-being

Plasma-derived medicines have a profound impact by extending life expectancy, improving quality of life and reducing potentially life-threatening complications in individuals with plasma protein deficiencies. These treatments provide significant, life-long benefits to the patients. As a result, most plasma-derived medicines are included in the World Health Organization (WHO) List of Essential Medicines for both adults and children. Many of these medicines are also featured on the EU and U.S. lists of critical medicines.

Benefits of plasma-derived therapies by disease[3]

	Immunodeficiencies and neurological diseases	Bleeding disorders	Alpha-1 antitrypsin deficiency
Increase in life expectancy	●	●	●
Improved quality of life	●	●	●
Infection prevention	● For IDP and IDS		
Modifies disease progression	●	●	●
Prevalence	PIDD: 1/13,500 CIDP: 1/200,000 in children 1 a 7/100,000 in adults PTI: 9.5/100,000	Hemophilia A: 25/100,000 Hemophilia B: 5/100000 EvW: 1/8,500-1/50,000	AADT: 123.7/100,000

3. General information on the benefits of plasma-derived therapies. Source: PPTA More information and details: How Plasma-Derived Medicines Boost Health Value

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2024 Non-Financial Information Statement and Sustainability reporting 150 General Environment Social Governance Annexes Patients and healthcare professionals Striving for excellence in our value chain Grifols is committed to building a sustainable and responsible value chain that goes beyond strict regulatory requirements for quality, safety and sustainability. This approach minimizes potential impacts and risks. By maintaining a highly regulated and vertically integrated value chain, Grifols ensures the safety and quality of its treatments, reaffirming its commitment to prioritize the needs of patients, healthcare professionals and customers. Safety and quality as priority requirements As a leading company in the healthcare sector, Grifols is dedicated to upholding the highest safety and quality standards for its products and services. This commitment is driven by senior management and endorsed in the Code of Ethics for Grifols Executives. The Chief Quality Officer (CQO) is responsible for overseeing the implementation and maintenance of processes that ensure the quality and safety of all products and services. Grifols Corporate Quality Policy reflects its firm commitment to these standards, aiming to improve health outcomes and deliver long-term, sustainable value to patients, donors, the healthcare community, collaborators and society as a whole. Each business unit adheres to policies and procedures designed to guarantee the highest levels of quality, safety and efficiency throughout the value chain. Grifols’ quality system spans all operations and includes dedicated policies for continuous employee training and development, empowering them to perform their duties in line with the highest quality and safety standards. The company regularly evaluates its quality systems and processes through various quality committees, where key performance and quality indicators, among others, are closely monitored. In 2024, Grifols received favorable outcomes from the audits and inspections carried out by global health authorities and organizations, testament to its commitment to quality and safety. In the 2024 fiscal year, Grifols did not identify any impacts or incur any monetary losses related to regulatory non-compliance, fines, notifications or voluntary codes to which it adheres. Strict regulation and tight controls Internal control system Grifols’ plasma product quality and safety program is built upon the expertise of its highly trained team, rigorous processes, advanced technologies and complete traceability from plasma donation to market. All materials and processes are closely monitored throughout the supply chain by Grifols’ quality department. This includes process controls and batch-by-batch monitoring of final products, as well as the review and supervision of production processes to ensure compliance with Good Manufacturing Practices (GMP). Systems are in place to escalate relevant events and implement appropriate measures through established Quality Committees, where key performance and quality indicators are regularly assessed. All medical devices are evaluated to comply with the European REACH regulation (Registration, Evaluation, Authorization, and Restriction of Chemicals). Grifols is a member of the National Donor Deferral Registry (NDDR), a voluntary self-regulation initiative to guarantee the safety and quality of donated plasma through strict standards its donors must adhere to. Plasma Procurement Regulations • WHO: recommendations for the production, control and regulation of human plasma for fractionation (WHO Technical Report Series, No. 941) • Directive 2002/98/EC which establishes quality and safety standards for processes related to human blood and its components • EMA Guideline on plasma-derived medicinal products. • 21 CFR Part 640: additional standards for human blood and blood products • Local regulations in the countries where plasma-derived products are distributed • PPTA Standards: voluntary adherence by Grifols • European Pharmacopoeia • U.S. Pharmacopoeia Biopharma Regulations • EU Good Manufacturing Practices (GMP) • Code of Federal Regulations (CFR): 21 CFR 11, 21 CFR 210, 21 CFR 211, 21 CFR 600, 601, 610, 630 and 640. • Good Manufacturing Practices (GMP) of the Pharmaceutical Inspection Co-operation Scheme (PIC/S) • European Pharmacopoeia • U.S. Pharmacopoeia • Local regulations in the countries where plasma-derived products are distributed

2024 Non-Financial Information Statement and Sustainability reporting 151 General Environment Social Governance Annexes Patients and healthcare professionals Diagnostic Regulations • ISO 13485: Medical Devices - Quality Management Systems - regulatory requirements • Directive 98/79/EC on in vitro diagnostic medical devices • EU Regulation 2017/746: on in vitro diagnostic medical devices • 21 CFR 820: Quality System Regulation for Medical Devices • Local regulations in the countries where products are distributed External certifications External entities certify the quality systems of all Grifols’ production plants, including the manufacture of its medicines and medical devices. 1. Good Manufacturing Practices (GMP) certifications from the European Union, United States and other countries requiring GMP compliance. 2. Plasma Protein Therapeutics Association (PPTA) IQPP & QSEAL certifications • International Quality Plasma Program (IQPP) certifications: a voluntary program for plasma collection, including donor management and plasma center operations. • Quality Standards of Excellence, Assurance and Leadership (QSEAL) certifications: voluntary certifications specific to the manufacturing of plasma-derived medicines, ensuring adherence to stringent quality standards. Internal and external quality audits Grifols’ management team defines and maintains the quality management system, including routine in-house audits of plasma centers, laboratories, production facilities and warehouses to monitor quality standards and ensure compliance with applicable regulations. The Quality Audit Department conducts routine reviews of all operations. All plasma centers, manufacturing plants, warehouses and laboratories are regularly inspected by health authorities in the United States (FDA), Europe (EMA) and other countries in compliance with their respective regulations. Plasma centers and fractionation plants are also subject to regular audits by the Plasma Protein Therapeutics Association (PPTA). PLASMA PROCUREMENT Internal audits 236 (Grifols) 7 (Biotest) Inspections by health authorities and accredited inspection entities 450 (Grifols) 11 (Biotest) Favorable supplier audits 61 (Grifols) 11 (Biotest) BIOPHARMA*** Internal audits 58 (Grifols) 12 (Biotest) Inspections by health authorities and accredited inspection entities 22 (Grifols) 2 (Biotest) Favorable supplier audits 136 (Grifols) 46 (Biotest) DIAGNOSTIC 53 Internal audits 13 Inspections by health authorities and accredited inspection entities 24 Favorable supplier audits OTHERS**** 94 Internal audits 25 Inspections by health authorities and accredited inspection entities 62 Favorable supplier audits BIO SUPPLIES 1 Internal audits 11 Inspections by health authorities and accredited inspection entities 0 incidents related to suspension, revocation or loss of any license or certification; warning letter, imposed suspension of any regulated activity GOOD MANUFACTURING PRACTICES Grifols Biotest Plasma Procurement: 412 Biopharma: 14 Diagnostic: 13 Others: 22 Bio Supplies: 10 Plasma Procurement: 9 Biopharma: 10 * Includes inspections by health authorities and accredited inspection bodies, as well as in-house inspections. ** Includes Grifols and Biotest. ***Former Bioscience Division. **** Others: includes Former Hospital Division.

2024 Non-Financial Information Statement and Sustainability reporting 152 General Environment Social Governance Annexes Patients and healthcare professionals Quality controls and supplier audits Grifols’ Supplier Qualification Management System ensures that all raw materials, including plasma from external suppliers and critical non-plasma suppliers, undergo a rigorous, continuous evaluation process. Grifols conducts a comprehensive program of routine supplier audits to ensure compliance with GMP regulations and quality standards across all its business units. 390+ quality control supplier audits performed in 2024 Summary of Audits in 2024 - GRIFOLS Business unit/Area Type of supplier Result No. of quality audits Favorable Not favorable Pending evaluation and final report Plasma Procurement and Bio Supplies Raw materials suppliers 40 39 0 1 Distributors 5 5 0 0 Transport companies 2 2 0 0 Service suppliers 15 15 0 0 Biopharma Raw materials suppliers 97 95 2 0 Distributors 3 3 0 0 Transport companies 10 10 0 0 Service suppliers 28 28 0 0 Diagnostic Raw materials suppliers 19 17 0 2 Distributors 4 4 0 0 Transport companies 0 0 0 0 Service suppliers 5 3 0 2 Grifols global subsidiaries Raw materials suppliers 0 0 0 0 Distributors 14 14 0 0 Transport companies 17 17 0 0 Service suppliers 17 17 0 0 Others Raw materials suppliers 48 48 0 0 Distributors 3 2 1 0 Transport companies 1 1 0 0 Service suppliers 11 11 0 0 Summary of Audits in 2024 - BIOTEST Plasma Procurement Raw materials suppliers 0 0 0 0 Distributors 0 0 0 0 Transport companies 0 0 0 0 Service suppliers 11 11 0 0 Biopharma Raw materials suppliers 20 20 0 0 Distributors 9 9 0 0 Transport companies 3 3 0 0 Service suppliers 14 14 0 0

2024 Non-Financial Information Statement and Sustainability reporting 153 General Environment Social Governance Annexes Patients and healthcare professionals Health, safety and pharmacovigilance measures As outlined in its Quality Policy, Grifols identifies the critical attributes of its products and conducts thorough quality controls on raw materials, manufacturing processes and finished product testing. Grifols establishes quality agreements with all distributors, which include specific provisions on pharmacovigilance and vigilance, including those operating in countries with less advanced pharmacovigilance or surveillance regulations. These agreements clearly define the responsibilities in this area to ensure that Grifols’ rigorous standards are upheld. The company has also implemented a pharmacovigilance system to monitor any adverse reactions or effects resulting from its medicines, as well as a surveillance system to track adverse incidents due to the use of medical devices and in vitro diagnostic medical devices. Under these programs, Grifols operates a reporting system for suspected adverse reactions, effects or incidents that may pose a safety concern. All activities and requirements of the pharmacovigilance and surveillance systems for medical devices and in vitro diagnostic devices are detailed in Grifols’ standard operating procedures, which are regularly updated to comply with applicable regulations in every country where Grifols distributes its products. The company conducts regular internal audits of both systems as part of its quality compliance framework, and both systems are subject to external inspections by the relevant health authorities. Grifols does not outsource primary pharmacovigilance or medical device surveillance and in vitro medical devices activities to third parties. However, certain minor activities specific to the pharmacovigilance of Biopharma products have been outsourced. Claims system Grifols’ claims system, as described in its corporate policy, records and evaluates all notifications received from employees, healthcare centers, patients and users regarding concerns about potential product quality issues. For medical devices, the management system for technical services is integrated with the complaints management system to ensure all customer requests are properly assessed. When a subsidiary or authorized call center receives a complaint about a product or service marketed by Grifols, it immediately notifies the relevant manufacturing plant. This process ensures that all complaints are thoroughly evaluated in accordance with the established claims system. The quality department of each business unit oversees the claims process, which includes conducting the relevant investigations; verifying the implementation of corrective and preventive actions, if necessary; notifying relevant health authorities, if applicable; and informing the customer of the findings from the claim investigation. CLAIMS RATIO PER BUSINESS UNIT Biopharma 1 per 75,186 units distributed 2023: 1 per 97,895 units distributed Diagnostic 1 per 170,224 diagnostic tests 2023: 1 per 559,298 diagnostic tests Bio Supplies 1 per 1,651 units distributed 2023: 1 per 2,777 diagnostic tests Others (Medicines) 1 per 3,692,028 units distributed 2023: 1 per 14,972,662 units distributed Others (Medical devices) 1 per 114,835 units distributed 2023: 1 per 50,005 units distributed Biotest 1 per 103,114 units distributed 2023: 1 per 77,777 units distributed

2024 Non-Financial Information Statement and Sustainability reporting 154 General Environment Social Governance Annexes Patients and healthcare professionals Product recall system The product recall system is governed by Grifols’ corporate policy on patient and customer safety. This system is developed through standardized operating procedures and is subject to internal audits to ensure its effectiveness and compliance with current regulations. It is also regularly inspected by the competent health authorities. All Grifols teams involved in potential product recalls, whether voluntary or mandatory, receive specialized training in the proper management of these incidents. Grifols also conducts periodic product recall simulations to test crisis management procedures and protocols, as well as identify and address potential areas for improvement. The product recall system includes specific procedures for notifying health authorities, patient organizations and healthcare professionals about any potential risks associated with recalled products. Grifols operates a call center and maintains dedicated websites for certain products to communicate potential risks. The use of recalled products in clinical trials is strictly prohibited. In the past four years, Grifols and Biotest did not have any mandatory product recalls (Class I, II, or III) due to quality or safety issues. In 2024, Grifols has not carried out any voluntary product recalls. Strict controls ensure that quality and safety standards are fully complied with, and the processes in place facilitate a swift and effective recall if necessary. In this regard, in 2024, a counterfeit Biotest Albiomin (albumin) product was detected, which even included a forged local authority seal to appear authentic. Although the original Biotest drug did not present any quality defects, the company decided to recall the affected batch from the market as a measure to help eliminate the counterfeit product, in addition to launching an information campaign. Both actions were carried out in collaboration with the competent authorities to protect patient safety. Counterfeit drug prevention system The counterfeiting of medicines and advanced diagnostic systems poses a global risk to patient safety and public health. Plasma-derived medicines are typically prescription-only drugs and are primarily administered in hospital settings. Grifols collaborates with regulatory authorities to investigate and analyze suspected cases of counterfeit products. The company has implemented an Anti-Counterfeiting Policy to help prevent, detect and report counterfeit products. Under this policy, any suspected or confirmed cases of counterfeit medicines must be promptly reported to the relevant regulatory authorities in compliance with applicable regulations. Committed to supporting regulatory authorities in preventing counterfeiting, Grifols uses track-and-trace technology to comply with product serialization and aggregation requirements in certain countries and regions. Beyond these obligatory measures, Grifols implements additional anti-counterfeiting safeguards, including assigning unique codes to vials before marketing any plasma-derived product and adding holographic seals to packaging to ensure its integrity and authenticity. Grifols undergoes regular internal audits and external inspections to verify compliance with applicable regulations and conducts due diligence with customers and distributors to confirm they hold the necessary licenses to distribute its products. Furthermore, Grifols outlines detailed measures for addressing suspected counterfeiting in its contracts and quality agreements with third parties, where applicable. Since 2021, Grifols has not been aware of any incidents leading to raids, seizures, arrests or the filing of criminal charges related to counterfeit products.

2024 Non-Financial Information Statement and Sustainability reporting 155 General Environment Social Governance Annexes Patients and healthcare professionals Building trust-based relationships through transparency By integrating the knowledge, experience and perspectives of patients, patient organizations, healthcare professionals and healthcare organizations, Grifols is able to develop increasingly innovative and personalized treatments, diagnostics, technologies, services and solutions. Patient relations through patient organizations Patient associations and organizations play a vital role in global healthcare systems. They contribute to patient education, advocate for patient rights and support clinical research. At Grifols, these organizations increasingly influence decision-making. Actions and initiatives involving these groups are coordinated and managed by the Global Patient Affairs team. All collaborations with patient associations adhere to the applicable principles of transparency and the specific regulations of each country. Grifols has implemented standardized operating procedures that internally govern collaboration agreements, grants and donations, ensuring they meet criteria of eligibility, compliance, ethics and transparency. These general principles and commitments are outlined in the Policy for Patients and Patient Organizations and other internal procedures. Grifols also publishes annual, country-specific reports detailing the support provided and value transfers made to patient organizations worldwide. Grifols’ collaborations include educational initiatives on the unique nature of plasma-derived medicines and the complexity of their production processes; joint advocacy efforts to promote better patient access to plasma-derived medicines; and support initiatives, combining employee volunteer efforts and financial resources, all in compliance with current regulations and laws. Grifols engages with approximately 70 patient organizations across key therapeutic areas globally. In 2024, the company allocated more than EUR 18.6 M to product donations and EUR 9.14 M support for around 60 patient associations worldwide, funding various programs and activities. Much of this effort was concentrated in Europe, in an aim to foster greater engagement and contribute to the professionalization of these organizations. Collaborations and support programs for patient associations SCOPE IN 2024 Therapeutic areas / diseases Pulmonology – Immunology – Neurology – Alzheimer’s – Liver diseases – Blood disorders 4 geographic areas North America, focus on the United States and Canada Europe, focus on Spain, France, Germany, Italy, the United Kingdom and Nordic countries Latin America: focus on Brazil and Argentina Asia-Pacific: focus on Australia Interaction with 70 patient organizations Through the Patient Organization Donation Program, Grifols supports projects and initiatives aligned with four strategic priorities: 1. Education and empowerment: Grifols helps patients become actively involved in decisions about their health. For rare diseases, educating the medical community is also crucial. The company collaborates in various seminars and scientific conferences to advance this goal. 2. Awareness and visibility: giving greater visibility to patient communities fosters a sense of solidarity and helps bring their needs and challenges onto the political agenda. Grifols contributes by supporting the creation and maintenance of different channels of communication and educational materials. 3. Experience and well-being: Grifols supports projects that contribute to improved disease management and enhance patient experience. In 2024, the company supported psychosocial programs led by patient organizations in different therapeutic areas to promote a holistic approach to care.

2024 Non-Financial Information Statement and Sustainability reporting 156 General Environment Social Governance Annexes Patients and healthcare professionals Relations with healthcare professionals and organizations Grifols’ interactions with healthcare professionals and organizations contribute to enriching its knowledge and expertise on patient behavior and disease management. This is critical to guiding industry efforts and enhancing the quality of patient care and treatment options. All interactions are conducted with maximum integrity and transparency, regulated by Grifols’ Global Compliance Program. Grifols’ Gifts and Hospitality Policy provides clear guidance for employees on the appropriate standards and established limits for managing transfers of value and hospitality to healthcare professionals, public officials and other individuals. The U.S. Sunshine Act (PPS) requires manufacturers and group purchasing organizations (GPOs) of pharmaceuticals, biologicals and medical devices to itemize all information relating to payments and transfers of value made to specific healthcare professionals and organizations, including physicians, advanced practice providers and teaching hospitals. The Centers for Medicare and Medicaid Services (CMS) publishes these reports annually in June. EDUCATION AS A KEY DRIVER In 2024, Grifols promoted various educational initiatives with patient communities in Europe. As part of the “Plasma Awareness Educational Program,” webinars were organized with representatives from these communities to inform and update them on policies that impact their lives. Additionally, new visits to Grifols facilities were arranged locally, offering participants insights into the company’s operations and commitment to plasma-derived medicines. Grifols also launched a program that enables patients to share their firsthand experiences and testimonies. This initiative aims to give all employees an opportunity to learn from and connect with patients, fostering a deeper understanding of the company’s mission. 4. Advocacy and access: patient organizations play a key role in ensuring equitable access to treatment and addressing plasma shortages, which remain a significant challenge. In 2024, Grifols supported the creation of patient alliances across Europe to unify and amplify their voices in different countries. These efforts aim to empower patient communities by promoting equity in access to care and treatment, accelerating diagnoses and fostering collaboration among multiple stakeholders to address patient needs. Grifols has established policies and procedures to manage its transparency program, ensuring compliance with U.S. federal and state reporting obligations. The company adheres to the Pharmaceutical Research and Manufacturers of America (PhRMA) and Advanced Medical Technology Association (AdvaMed) Codes on Interactions with Healthcare Providers. Last updated in January 2022 (PhRMA) and June 2022 (AdvaMed), these codes aim to reinforce ethical standards and principles in interactions with the healthcare community. Under the Open Payment Program, transfers of value in the U.S. USD 4.1 M in 2023 -27% vs 2022 In line with these principles, Grifols may engage healthcare professionals such as consultants or advisors, provided they are selected based on their qualifications and expertise to meet a specific need. Financial compensation must reflect fair market value for the services provided, and all arrangements must be formalized through written contracts. Grifols provides a transparency-training program for all employees whose roles require regular interaction with U.S. healthcare organizations and professionals. In total, 62 U.S.-based employees participated in formal transparency-specific training, while the North American Healthcare Compliance team provided information and individual instruction throughout the year to a broader group of employees. These training efforts are designed to ensure that all employees involved in such interactions fully internalize and comply with transparency regulations and ethical principles. In 2015, Grifols voluntarily adopted transparency practices in Europe4 in alignment with Chapter 5 of the European Federation of Pharmaceutical Industries and Associations (EFPIA) Code, extending them to all corporate divisions and operations. In 2024, for the ninth consecutive year, Grifols disclosed all payments and other transfers of value related to medicines and healthcare technology made to professionals and organizations in various European countries covered under the EFPIA Code. The company also has a policy and procedure in place that outlines how its transparency program is implemented to comply with the Code. 4. The EFPIA Code includes the following countries: Germany, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, North Macedonia, Malta, Norway, Netherlands, Poland, Portugal, Romania, Russia, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and Ukraine.

GRIFOLS
General | Environment | Social Patients and healthcare professionals | Governance | Annexes

In accordance with EFPIA criteria in Europe

EUR 14.5 M in 2023

-34% vs 2022

69% transfers of value related to R&D

As a member of MedTech Europe, Grifols applies the transparency guidelines outlined in its Code of Ethical Business Practice, including reporting the Training Grants conducted in 2023. Additionally, Grifols publishes detailed information on country-specific transfers of value, in compliance with local regulations. The company also maintains its own policy and procedure to ensure compliance with reporting obligations required by U.S. state and federal government agencies.

Packaging, leaflets and labelling

The information included in product packaging, leaflets and labels adheres to the applicable standards and regulations in every country where Grifols operates, including Good Manufacturing Practices (GMP) for medicines.

For medical devices and in vitro diagnostic medical devices, the labelling, reagent instructions for use and user manuals for instruments and software, comply with country-specific regulations, (EN ISO 15223, among others) and incorporate mitigation measures identified through medical device risk management systems (EN ISO 14971) or as required by health authorities. All printed materials are translated into the relevant languages, regularly updated as needed and made easily accessible to users.

TRANSFERS OF VALUE BY TYPE

EUROPE DATA - GRIFOLS

	2023		2022		2021	
	EUR	%	EUR	%	EUR	%
Services	1,415,862	10%	1,294,739	7%	1,006,669	5%
Contributions to professional healthcare events	601,717	4%	293,171	1%	57,272	0%
Contributions to cover costs of healthcare events	2,306,191	16%	2,505,772	13%	1,978,053	11%
Grants	197,343	1%	628,962	3%	280,272	1%
Third-party R+D collaboration	10,021,128	69%	14,779,095	76%	15,609,633	83%
TOTAL	**14,542,241**	**100%**	**19,501,739**	**100%**	**18,931,899**	**100%**

U.S. DATA - GRIFOLS

	2023		2022		2021	
	USD	%	USD	%	USD	%
Services	1,361,895	33%	935,321	17%	4,128,833	34%
Contributions to professional healthcare events	843,366	20%	645,974	11%	344,243	3%
Grants	0	0%	0	0%	0	0%
R&D collaborations with third parties	1,383,432	34%	3,058,171	54%	7,025,507	59%
Investigator sponsored research	524,084	13%	1,023,755	18%	483,866	4%
TOTAL	**4,112,777**	**100%**	**5,663,221**	**100%**	**11,982,449**	**100%**

EUROPE DATA* - BIOTEST

	2023		2022	
	EUR	%	EUR	%
Services	252,022	9%	264,091	2%
Contributions to professional healthcare events	251,262	9%	240,973	2%
Contributions to cover costs of healthcare events	373,269	13%	8,455,016	77%
Grants**	195,000	7%	304,000	3%
Third-party R&D collaborations	1,694,314	61%	1,747,144	16%
TOTAL	**2,765,868**	**100%**	**11,011,226**	**100%**

*Transfers of value in Europe as defined by the EPFIA Disclosure Code. ToVs included with one-year intervals.
**Includes research grants. Research data as defined by the EPFIA Disclosure Code do not reflect the company's entire R&D investment. Biotest data includes information from the Biotest AG group under Biotest Compliance supervision.

157 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment | Social | Governance | Annexes
Patients and healthcare professionals

Responsible marketing practices

Grifols ensures that all marketing activities, as well as promotional and educational materials, comply with applicable laws and regulations; align with industry policies and codes voluntarily adopted by the company; adequately address the target audience and end-users and provide accurate, reliable, comprehensive and balanced information.

The company follows a standard operating procedure (SOP) to define the responsibilities and processes for the approval, review and control of all marketing initiatives. This includes participation in congresses and the design and distribution of promotional and educational materials about Grifols' products and services.

The Grifols Review Process (GRP) guides the management and approval process to be followed for all marketing materials. Representatives from the legal, medical and regulatory departments review and approve this material using an electronic system which has been specifically designed for the GRP process, in order to guarantee that these are aligned with responsible marketing practices.

All marketing material and content is approved for specific uses in designated countries and may only be used with no alterations. The contents of all promotional and educational materials are routinely reviewed to ensure compliance with current regulations and codes in force. Grifols also provides training on responsible sales and marketing practices in line with the company's Code of Conduct and Anti-Corruption Policy.

In 2024, Grifols received 3 marketing complaints, which were dealt with in accordance with established procedures. These complaints had an economic impact of EUR 12,000. Biotest has not received any complaints related to marketing.

Materials reviewed


3,746
3,879
901
3,931
932
2022
2023
2024
Grifols
Biotest

Materials approved


3,370
3,646
521
3,803
544
2022
2023
2024

158
2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 159 General Environment Social Governance Annexes Patients and healthcare professionals Access to treatments and diagnosis Self-sufficiency program for plasma and plasma-derived medicines The World Health Organization (WHO), the Council of Europe and other institutions stress the importance of achieving self-sufficiency in plasma-derived medicines to give patients adequate access to these essential treatments. Specifically, the WHO Resolution WHA 63.12 urges member states to establish, implement and support sustainable blood and plasma collection programs. When efficiently managed and nationally coordinated in accordance with the available resources in each country, these programs enable increased self-sufficiency. However, WHO figures show that only 56 out of 171 reporting countries produce plasma-derived medicines by fractionating plasma collected domestically, while 91 countries report relying entirely on imports for plasma-derived medicines. Currently, EU countries face a plasma shortfall of 5.4 million liters required to meet treatment demands. Plasma collected in Europe accounts for only 63% of the volume needed to produce essential plasma medicines, while the remaining treatments–primarily manufactured using U.S. plasma–are imported. This heavy reliance on third countries heightens the risk of shortages, as witnessed in 2021 following the COVID-19 pandemic. Such shortages may lead to these medicines being rationed and unjustified delays in treatment. For example, in Spain, the self-sufficiency gap for immunoglobulins stands at 36%. Grifols is committed to promoting and improving access to treatments for patients by supporting and working with countries to help them increase their levels of self-sufficiency, thereby strengthening their healthcare systems and limiting dependence on third parties. The company is leading this change through the Grifols Self-Sufficiency Program. Furthermore, its global industrial plasma fractionation programs contribute to improving healthcare costs, promoting better and greater access to plasma treatments and contributing to more sustainable healthcare systems. STRATEGIC ALLIANCE WITH CANADA Grifols reached a long-term collaboration agreement with Canadian Blood Services (CBS) in 2022 to accelerate the country’s immunoglobulin (Ig) self-sufficiency from 15% to 50% in the shortest timeframe possible, reducing the volume of plasma-medicine imports. In 2024, Grifols continued to make significant progress in consolidating a vertically integrated supply chain to meet the needs of Canadian patients. This supply chain includes newly established donation centers and the production facilities in Montreal. Until the Montreal plant becomes fully operational in 2027, production is being carried out at Grifols’ facilities in Clayton, North Carolina (USA). SELF-SUFFICIENCY BOOST IN EGYPT In 2020, Grifols began developing the first integrated platform in the Middle East and Africa to supply plasma therapies at national and regional levels as part of its strategic alliance with the Egyptian government. Through this collaboration, the company will promote Egypt’s self-supply of plasma medicines through a pioneering public-private partnership.

2024 Non-Financial Information Statement and Sustainability reporting 160 General Environment Social Governance Annexes Patients and healthcare professionals Direct initiatives to support patients Grifols actively promotes patient access to treatments, particularly when extraordinary circumstances may limit or disrupt access. Since 2006, the company has implemented initiatives in the U.S. to support patients treated with its plasma-derived medicines without health insurance. Grifols also offers treatments for patients in need of temporary assistance and promotes comprehensive support programs to help patients manage their diseases effectively. “ Grifols provides direct support to patients who, due to exceptional circumstances, are unable to access treatments. 17,000+ patients have had access to free products or services Supporting the World Federation of Hemophilia An estimated 400,000 people around the world suffer from severe hemophilia, yet 75% remain untreated. Grifols, to address this issue, began collaborating with the World Federation of Hemophilia (WFH) Humanitarian Aid Program in 2014, donating clotting factors for hemophilia patients in need of treatment. Grifols’ donations also support the WFH’s Global Alliance for Progress (GAP) program. In its second decade, this initiative aims to increase the number of patients diagnosed and treated for bleeding disorders, especially in developing countries. Grifols’ 2022-2030 Commitment to the World Federation of Hemophilia includes the donation of 240 million UI Supporting patients with Alpha-1 Antitrypsin Deficiency (AATD) AlfaCare is a holistic support program for patients with Alpha-1 Antitrypsin Deficiency (AATD) offering training, emotional support and guidance to help them effectively manage their condition by promoting new habits to enhance their physical, dietary and psychological well-being. The program was launched in Spain in 2018 with the collaboration of the Alfa-1 Spain Association and the support of a multidisciplinary clinical team including psychologists and patient mentors. Since then, the program has expanded to Germany under the name AlphaCare and to Italy as GriCare. AlfaCare has proven to deliver significant value to AADT patients. As of December 2024, it supports 265 patients in Spain, who receive psychological support and respiratory physiotherapy, among other services, and 32 of them receive home treatment. In Germany, the program supports 744 patients and in Italy, 110 patients. Programa AlfaCare 1,000+ patients supported across 3 countries Emergency aid in strategic partnership with Direct Relief Grifols collaborates with Direct Relief, a humanitarian organization operating in over 80 countries, to provide healthcare professionals with medical resources following natural disasters and other humanitarian or poverty-related emergencies. This partnership ensures the availability of donated products in the shortest possible time. Value of medicines donated 2019-2024 EUR 2.74 M Value of medicines donated in 2024 EUR 0.04 M Patients treated in 2024 3,245+ Units of products donated in 2024: 2,800+

2024 Non-Financial Information Statement and Sustainability reporting 161 General Environment Social Governance Annexes Patients and healthcare professionals Enhancing diagnostics Accurate and timely diagnosis is the first critical step toward effective prevention and treatment, directly impacting patient safety. Grifols specializes in transfusion and personalized diagnostic solutions aimed at reducing diagnostic errors. According to the WHO,1 such errors may include delays in diagnosis, incorrect diagnosis, missed diagnosis or failure to communicate the diagnosis, all of which can occur at any stage of the diagnostic process. Safe transfusions and tissue donations Through its Diagnostic division, Grifols drives continuous innovation to provide blood and tissue banks with highly sensitive and specific tests to ensure safe transfusions and donations. Grifols assays are based on nucleic acid amplification techniques (NAT), which enable the detection of viruses such as HIV, hepatitis B and C, as well as emerging viruses like Zika and West Nile, and parasites such as those that cause babesiosis. Grifols also develops blood typing platforms to ensure compatibility between donors and recipients. These gel-based assays not only identify major blood groups like ABO and Rh but also detect less common blood groups that are still highly relevant to human pathologies, such as sickle cell anemia and cancer. According to the World Health Organization (WHO), 50% of donated blood is collected in emerging countries, which account for 80% of the global population¹. These countries lack basic measures to ensure safe transfusions and donations are not universally implemented. Grifols is actively working to expand its transfusion diagnostic solutions in emerging markets, including the Philippines, India, Egypt and Indonesia. This is also the case in China, where Grifols collaborates with Shanghai RAAS to progressively contribute to raising transfusion safety standards in the country’s blood donation centers. In 2024, Grifols’ NAT technology was used to test more than 38 million blood donations, and the company supplied over 71.5 million gel-based blood typing cards. The first free direct-to-consumer program for detecting Alpha-1 Deficiency (AATD) In 2023, Grifols launched the AlphaID™ At Home Genetic Health Risk Service, the first free, direct-to-consumer program for U.S. residents designed to facilitate genetic detection of Alpha-1 Antitrypsin Deficiency (AATD). This condition, which has symptoms similar to COPD, is estimated to affect about 1 in every 2,500 Americans. Using AlphaID™ At Home, individuals can assess their risk of developing lung and/or liver disease associated with Alpha-1 using a simple saliva sample, without needing to visit a healthcare professional. As of May 2024, nearly 68,000 AlphaID™ At Home kits had been requested. Additionally, the AlphaID™ kit, developed by Progenika, has been used in medical practices and across many other countries, enabling the detection of AATD and helping patients take appropriate steps to address this health condition. In the European Union, Latin America and Turkey, some 35,000 units were distributed free of charge during 2024. Grifols is also focused on developing new diagnostic tests for personalized medicine, aimed at prognosis, predicting responses, and monitoring biological therapies. Furthermore, the company is advancing molecular diagnostic and prognostic tests in areas such as oncology, autoimmunity, cardiovascular medicine and central nervous system disorders.

2024 Non-Financial Information Statement and Sustainability reporting 162 General Environment Social Governance Annexes Patients and healthcare professionals WE CONTRIBUTE TO MORE SUSTAINABLE HEALTH SYSTEMS Outside of its core activity, Grifols shares its expertise with other countries by making its facilities, technology, expertise and technical teams available to donation centers and public health organizations. This includes processing surplus plasma, purifying the proteins and returns them entirely in the form of plasma-derived medicines. Regulated by plasma fractionation service agreements, these public-private collaborations provide healthcare administrations with significant cost savings on plasma-derived medicines. These collaborations are offered in Spain, Italy and Canada. In 2023, Grifols extended this service to Egypt, supporting efforts to promote the country’s self-sufficiency in plasma-derived medicines. Savings for health systems Collaboration with countries to achieve self-sufficiency* Support for blood banks The value of our collaboration:3 pillars More details: “Access to Medicines” section. Grifols’ global plasma industrial fractionation programs help reduce healthcare costs This broad-based service is customized to each client (public and private entities) and covers the entire plasma logistics chain, including collection, transportation, testing, analysis, fractionation, purification, dosing and delivery of finished products. This solution includes, among others, the Quality Program to advise on quality management and assurance systems and the Academy Program offering plasma-related training activities, courses and programs. Simultaneously, the Grifols Plasma Management Service web solution was developed by Grifols to improve, streamline and facilitate communication among the various parties involved in monitoring the industrial plasma fractionation contract and guarantee full traceability during the process. Grifols spearheads a range of additional services to support and address the needs of blood banks, working collaboratively to promote plasma self-sufficiency. Spain advances its plasma self-sufficiency for plasma-derived medicines Human plasma has become a strategic resource for Spain’s National Health System, serving as an essential raw material for the production of plasma-derived medicines. Increasing plasma donations through apheresis is a top priority, with efforts concentrated on expanding the plasma donor pool. In 2024, numerous groups worked to increase the volume of plasma collected in Spain to benefit thousands of patients. For the fourth consecutive year, these collective efforts have surpassed 400,000 liters of plasma collected for fractionation and the production of plasma-derived medicines. This volume represents between 40% and 60% of the plasma required to produce the plasma therapies needed in the country. Grifols leads the way to actively support awareness campaigns aimed at promoting plasma donations in Spain. Collaborative solutions Safety throughout the supply chain Comprehensive production quality control Increased self-sufficiency Patient-focused Savings for healthcare systems GRIFOLS’ CONTRIBUTIONS TO SAVINGS IN SPAIN’S HEALTHCARE SYSTEM 2021 2022 2023 2024 EUR 73 M EUR 73 M EUR 103 M EUR 72 M Savings since 2019 EUR +450 M

GRIFOLS General | Environment | Social Innovation at Grifols | Governance | Annexes

Innovation at Grifols

Grifols reports its innovation based on the principles of double materiality, considering both business and sustainability impacts.

Innovation at Grifols focuses on four key priorities: accelerating the development of new therapies, products and services, and driving ongoing improvements and new indications for existing ones; promoting competitiveness; optimizing in-house productivity to achieve greater efficiencies; and supporting scientific cooperation, education and research capabilities to advance scientific knowledge.

In this context, Grifols provides specific information about its innovation efforts to facilitate a broad-based understanding of the company as a whole.

Impacts, risks and opportunities

Material IROs	Type	Description
INNOVATION		
Clinical trials	Negative impact, SP, OO	Grifols firmly believes that advances in life sciences must be rooted in a humanistic and ethical approach. The company is committed to protecting the rights, safety and well-being of patients involved in the clinical trials it leads or sponsors. The company also advocates for the responsible and ethical use of laboratory animals in trials essential for the development of life-saving therapies.
Promoting knowledge and research for the benefit of society	Positive impact, OO	Grifols promotes research and scientific progress to contribute to the advancement of society. The company offers a differential innovation portfolio, focused primarily on developing treatments and diagnostic solutions. These efforts are further strengthened by the use of artificial intelligence (AI), which has the potential to drive significant breakthroughs via the analysis of clinical trial data and plasma donor information. At the same time, it strives to integrate sustainability criteria into its product innovation to foster both social progress and environmental protection.
Improvement of production processes	R, O	Grifols recognizes the transformative power of technological advances to optimize the production processes of plasma-derived medicines and improve operational logistics, driving both revenue growth and cost reduction. The company has started to explore and integrate AI solutions to boost efficiency and productivity, and ultimately achieve significant cost savings. Grifols is also positioning itself in future-forward segments including recombinant medicines and antibody therapies, which may lead to new opportunities and strengthen its long-term competitive advantage.
Investment in new technologies	R	Technological innovation offers Grifols the opportunity to optimize its production processes and enhance its competitiveness in its industries of operation, ensuring a sustainable future. The company proactively anticipates its investment needs, both from a financial and human resources perspective.

Positive impact · Negative impact · R Risk · OO Own Operation · SP Supply Chain · O Opportunity

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2024 Non-Financial Information Statement and Sustainability reporting 164 General Environment Social Governance Annexes Innovation at Grifols Managing impacts, risks and opportunities The following policies, actions, metrics and targets enable Grifols to efficiently and effectively manage the key material IROs related to innovation in alignment with its current reality. Driving innovation through open lines of communication Effective communication with stakeholders in science, technology and innovation is essential for promoting the development and promulgation of new ideas and projects. Grifols’ two-pronged innovation scope fosters knowledge sharing and communication both internally and externally, giving the company a strategic edge. This approach not only informs but also actively engages and connects key players within its innovation ecosystem, helping it advance progress, anticipate changes and build a support network to boost competitiveness. Material Sub-topics Policies Actions Metrics and Targets Innovation • Human Rights Policy • Animal Welfare Policy • Deliver excellence in innovation by expanding the focus on platforms (plasma and non-plasma), therapeutic areas and internal and external knowledge to benefit a larger number of patients • Achieve more than 80% of the defined milestones in innovation projects • Assign at least 75% of R+D investments to products and market expansion On an internal level, digital transformation committees and R&D+i project analysis forums are the primary platforms for addressing key innovation-related issues–including critical material matters–across the organization. Externally, academic collaborations with centers of excellence and co-innovation programs are vital communication channels for the exchange of ideas and knowledge. Two-pronged approach to broaden horizons and expedite projects IN-HOUSE SCOPE EXTERNAL SCOPE Digital innovation Digital transformation committee Co-innovation programs Sponsorship of research programs Investment in research companies Collaborations with excellence centers Grants and awards: Grifols Scientific Awards Strategic alliances Academic collaborations Committees to assess R&D+i projects Grifols Engineering Grifols Scientific Innovation Office (SIO) R&D+i and new platforms

GRIFOLS
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Innovation at Grifols

Overview of innovation at Grifols

R+D+i investments	Talent	Patents
EUR 382 M 5% of revenues	**1,260+** people dedicated to R+D+i	**2,688** patents
EUR 1,682+ M invested over the last 5 years	**90+** external researchers	**689** patent applications
		1,216 patents that expire over the next 10 years

*Includes Biotest data.

Innovation is at the core of Grifols' operations and embedded in its DNA. The company promotes the development of healthcare solutions through substantial investments in both financial resources and talent, leveraging its network of research hubs in the U.S. (California and North Carolina) and Europe. Furthermore, Grifols boasts advanced research platforms that reinforce its leadership in biomedicine. These platforms, along with its investees, will enable the company to continue improving the lives of millions and anticipate the future of medicine.

Research platforms

- Plasma proteomics, fractionation and purification
- Single-cell transcriptomics
- Machine learning-based AI platform for therapeutic target discovery
- Neural functional assay platform
- Therapeutic target selection and validation
- Polyclonal recombinant expression and manufacturing
- Mammalian cell line for site-directed integration
- Platform for discovery monoclonal antibodies

Other Grifols companies

- Araclon[1] – Spain: specialized in the research and development of new treatments and diagnostic tests for Alzheimer's disease
- GigaGen – U.S.: dedicated to the discovery and development of recombinant polyclonal antibody-based drugs to treat immunodeficiencies, infectious diseases and immunotherapy-resistant cancers

1. Grifols investee company

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2024 Non-Financial Information Statement and Sustainability reporting 166 General Environment Social Governance Annexes Innovation at Grifols An ethical approach to science and innovation For Grifols, advances in life sciences should never be severed from their intrinsic humanistic component. The relevance of ethics in biomedical and technological innovation is paramount to guiding the responsible and sustainable development of science and technology, ensuring these advancements are used for the benefit of humanity. In this regard, scientific progress should always emerge from an ethical and social construct. Grifols translates this commitment into action through the Víctor Grífols i Lucas Foundation. Among their competencies, the review committees within the Grifols Scientific Innovation Office oversee and manage all matters related to clinical trials, including those with ethical ramifications. The company adheres to three fundamental and universal principles that guide the ethical considerations of its clinical trials, as outlined in its Human Rights Policy. We subscribe to three fundamental and universal principles: Clinical trials Clinical trials are essential for advancing medical knowledge and providing innovative medications to individuals with specific diseases or conditions. Grifols is committed to protecting the rights, safety and well-being of patients who participate in the clinical trials it leads or sponsors. All clinical research led by Grifols or on its behalf adheres to the standards defined in the International Conference on Harmonization of Technical Requirements for Pharmaceutical Products for Human Use regarding Good Clinical Practice (ICH GCP); the protection of human beings under the Declaration of Helsinki (1964); and applicable local laws and regulations. Clinical trials are described in a detailed protocol, which is submitted to regulatory authorities and external ethics committees for their evaluation. They only begin once a favorable decision has been handed down. RESPECT FOR PEOPLE: Respect for an individual’s ability to make decisions freely and independently, and protection of vulnerable groups of people who participate as research subjects. This principle is expressed through informed consent forms. WELFARE: Guarantee the health of people who participate in clinical trials. Risks must be minimized and benefits maximized for all participants. For Grifols, protecting people’s health takes precedence over professional and personal interests, research advances and the search for knowledge. JUSTICE: Research must strike a balance between benefits and risks. All subjects must be treated with equal consideration, with no discrimination in the selection of subjects. Under this principle, participants are never exposed to unsafe situations to benefit another person. There is an obligation to safeguard the rights of vulnerable groups. Participants submit a written, signed and dated informed consent form. The lead researcher (or assigned healthcare professional) provides appropriate information, resolves any doubts and gives potential clinical-trial subjects sufficient time to make an informed decision on their participation. In order to maintain quality control, Grifols has standard operating procedures that guarantee that the clinical trial and its related trial data are documented and communicated data according to protocol, ICH GCP principles and applicable regulatory requirements. In addition, Grifols has detection procedures in place that allow clinical professionals to detect and document possible fraud or misconduct in clinical trials. Several measures at Grifols ensure the transparency of data collected in its clinical trials while safeguarding the anonymity of trial subjects and the protection of their personal data in accordance with the General Data Protection Regulation (GDPR). Grifols also subscribes to the principles of the codes of conduct regulating the treatment of personal data from clinical trials and other applicable clinical and pharmacovigilance research. Information on the protocol, status of clinical trials and their results are disclosed on publicly accessible registries, including www.clinicaltrials.gov In addition, the results of trials conducted in Europe are published in the EudraCT (European Union Drug Regulating Authorities Clinical Trials Database) when the trial is regulated by Directive 2001/20/EC, and the Clinical Trials Information System (CTIS) platform when the trial is governed by Regulation 536/2014.Grifols also publicly shares the results of many of its clinical trials at international conferences and in scientific journals. Responsible testing Grifols is committed to the responsible use of laboratory animals when required for the development of new life-sustaining therapies. Whether studies are carried out in university settings or in external laboratories, Grifols researchers work closely with regulatory agencies and the Institutional Animal Care and Use Committee (IACUC) to guarantee the safe and ethical treatment of animals. All facilities are approved by the competent authorities where research is conducted. In the U.S., Grifols facilities are certified by the Association for Assessment and Accreditation of Laboratory Animal Care (AAALAC) or equivalent organization, and hold the highest accreditation possible for animal-testing laboratories. All European laboratories comply with Directive 2010/63/EU concerning the protection of animals used for scientific purposes and are assessed by the competent authorities of each country. Grifols research adheres to the “Alternatives and the 3Rs” (Replacement, Reduction and Refinement) protocol, which advocates (i) Replacing the use of animal-testing with alternative techniques or avoiding it completely; (ii) Reducing the number of animals used; and (iii) Refining how experiments are performed to ensure animals suffer as little as possible. More information: ClinicalTrials.gov and EudraCT

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Innovation at Grifols

Innovation in treatments

Grifols promotes research and scientific progress to contribute to the advancement of society. Accelerating and advancing new plasma-derived and non-plasma treatments and indications is critical in the company's ongoing efforts to generate a positive impact on patients and society.

To this end, Grifols has a differential product portfolio centered on six core therapeutic areas, while also supporting and integrating projects spearheaded by Biotest, Alkahest, Araclon and GigaGen.

SIX CORE THERAPEUTIC AREAS

		Pre-clinical	Phase 1	Phase 2	Phase 3	Phase 4	Regulatory	LCM
Immunology	recIG – IDP	■						
	Xembify® – CLL	■	■	■	■			
	Xembify® – Biweekly dosing - PID	■	■	■	■	■	■	
	Xembify® – Pre-filled syringes							■
	Gamunex® Bags							■
	Yimmugo® (IGIV NextGen) – IDP	■	■	■	■	■	■	**
Hepatology / Intensive care	Albúmina 20% – Cirrhosis – PRECIOSA	■	■	■	■			
	Albúmina 5% – Acute on chronic liver disease – APACHE	■	■	■	■			
	FlexBag® (U.S.. UE)							■
Pulmonology	Alfa-1 AT - in non-cystic fibrosis bronchiectasis	■						
	Alfa-1 AT 15% (SC) – AADT	■	■	■				
	Prolastin-C – AADT (SPARTA)	■	■	■	■	■		
	Prolastin® vials 4-5g, (UE)							**
Hematology	Fibrinogen - Cong. deficiency & severe hypofibrinogen	■	■	■	■	■	■	
	Fibrinogen – Acquired deficiency	■	■	■	■	■	■	
	Fostamatinib[1] – PTI – Refractory patients	■	■	■	■	■		
	Yimmugo® (IGIV NextGen) PTI	■	■	■	■	■		**
Infectious diseases	GIGA 2339 – VHB	■	■					
	Trimodulin (IgM) – (ESᴄCAPE)	■	■	■	■			
Neurology	GRF6019 – Alzheimer's	■	■	■				
	GRF6021 – Parkinson's with dementia	■	■	■				
	Aβvac40[2] – Alzheimer's	■	■	■				
	AKST4290 – Parkinson's	■	■	■				
Others	GIGA564 – Anti-CTLA-4 mAb Oncology	■	■					
	AKST4290 – Neovascular age-related macular degeneration (AMD	■	■	■				
	VISTASEAL™ (fibrin sealant) - Biosurgery pediatric use	■	■	■	■	■	■	
	OSIG (Ocular Surface immunoglobulin) – Dry eye disease	■						

1 Association with Endpoint Health; 2 Rights licensed by Rigel Pharmaceuticals in la UE and other countries; 3 Project led by Araclon (Grifols investee)
** Commercialization initiated

Biotest projects

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GRIFOLS

General | Environment | Social | Governance | Annexes

Innovation at Grifols

We promote wide-ranging in-house initiatives

Xembify® to prevent infections in CLL patients

Clinical trial for subcutaneous immunoglobulin Xembify® to help prevent infections in patients with secondary immunodeficient chronic lymphocytic leukemia (CLL), which affects more than 375,000 people in the U.S. alone.

Phase 3 double-blind clinical trial

380+ participants

70 healthcare centers

First patient treated in 2023

Conducted in the **U.S.** and **Europe**

Alpha-1 antitrypsin in pulmonary emphysema

SPARTA evaluates the efficacy and safety of two weekly intravenous alpha-1 dosing schedules in subjects with pulmonary emphysema caused by alpha-1 antitrypsin deficiency (AATD).

Phase 3-4 double-blind clinical trial

2 dosing regimens: 60 and 120 weekly/mg/kg

Recruitment finalized in 2023 with 339 patients

Results expected in 2026-27

Milestones and advances in plasma therapies

- FDA approves Grifols' fibrin sealant, commercialized by Johnson&Johnson (VISTASEAL™ in the U.S. and Canada, VERASEAL™ in Europe and other markets) to control surgical bleeding in pediatric patients.
- FDA approves an expanded label for XEMBIFY® 20% to include treatment for patients with primary humoral immunodeficiencies (PI) without first having intravenous administration. XEMBIFY is the first 20% subcutaneous immunoglobulin (SCIg) to obtain this extended label. The FDA approval also includes biweekly dosing, providing greater convenience and flexibility to patients.
- Collaboration with Selagine to research immunoglobulin eye drops to treat dry eye disease, which affects more than 100 million people globally. Grifols expects to launch a phase 2 clinical trial in mid-2025.
- Collaboration with BARDA to evaluate an immunoglobulin-based eye drop for treating lesions caused by exposure to mustard gas, a chemical warfare agent. The preclinical phase will assess its anti-inflammatory and immunomodulatory properties as well as its ability to alleviate the long-term effects of mustard gas.
- European market launch of new presentation of Prolastin for the treatment of alpha-1 antitrypsin deficiency (AATD), now available in 4- and 5-gram vials. Its commercialization has begun in Germany and Denmark, among other countries.
- Improvement of IgG yields in the production methods of Gamunex and Flebogamma-DIF
- Submission to Health Canada for approval of a new albumin purification facility in Montreal
- Positive results of a phase 4 study of Fanhdi® (factor VIII) to evaluate its long-term safety and clinical efficacy in subjects with von Willebrand Disease (VWD). A total of 17 participants were enrolled in this 12-month observational, multi-center study, which demonstrated the product's long-term effectiveness in treating bleeding episodes and as prophylaxis before surgical procedures. VWD is the most common hereditary blood-clotting disorder in the word.

NUMBER OF R+D PROJECTS ON PLASMA THERAPIES BY DEVELOPMENT PHASE

	2024	2023	2022*
Discovery	19	24	19
Preclinical	32	23	28
Clinical	15	22	23
Post-commercialization studies	6	14	39
Other projects	10	16	14
Total Biopharma R+D projects	**82**	**99**	**123**

* Includes Biotest.

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2024 Non-Financial Information Statement and Sustainability reporting 169 General Environment Social Governance Annexes Innovation at Grifols Other initiatives on neurodegenerative diseases ALKAHEST Grifols continues to drive new knowledge of the plasma proteome through its investee Alkahest to determine plasma proteins associated with aging, a discovery that could extend its therapeutic benefit to other diseases, including those related to the central nervous system. At present, ongoing clinical programs are under way with plasma fractions and small molecules in patients with Alzheimer’s disease, Parkinson’s disease and neovascular age-related macular degeneration (AMD). ARACLON and Alzheimer’s disease Grifols became an Araclon Biotech shareholder in 2012. Since then, it has supported and promoted its growth as a pioneering developer of projects to diagnose and treat Alzheimer’s disease. Results from phase 2 clinical study of ABvac40 Alzheimer’s vaccine: Positive results were reported in the phase 2 trial of ABvac40, an active vaccine against the Aβ40 peptide to treat patients with early-stage Alzheimer’s disease (AD). Findings show ABvac40 had a favorable safety profile, stimulated a robust and enduring immune response against ASymbol 40, and showed some potential cognitive benefits in early-stage AD patients, meeting primary endpoints. While the trial was not designed to assess efficacy on neuropsychological scales and other disease markers, promising results were observed in some secondary exploratory endpoints between the ABvac40-treated group and placebo group. In 2024, post-hoc analyses of the study demonstrated that the ABvac40 vaccine provided greater benefits for patients with amyloid deposits in the brain, with fewer cases of clinically significant decline on the MMSE scale compared to the placebo group. These benefits were particularly pronounced in the top 25% of patients, who exhibited a robust immune response to the vaccine. The clinical data obtained were presented at various scientific conferences. Further evidence was gathered on the potential mechanism of action of ABvac40, particularly its impact on the amyloid vascular pathology linked to cerebral amyloid angiopathy (CAA). A reassessment of MRI scans from the trial revealed a lower incidence of new cerebral microhemorrhages among patients treated with ABvac40 compared to those in the placebo group. The manuscript highlighting the key results from the phase 2 clinical trial is currently under way, with publication in a prestigious journal expected in in 2025. Maximizing Biotest’s full potential In 2024, Grifols continued to advance and support Biotest’s R+D projects, which complement and enhance its innovation portfolio, expanding the availability of plasma-derived therapies in benefit of patients worldwide. Milestones and advances in 2024 ● Presentation of positive topline results from the phase 3 AdFirst clinical trial with fibrinogen. The study met its primary endpoint: fibrinogen concentrate proved to be as effective as the standard of care in reducing intraoperative blood loss in patients with acquired fibrinogen deficiency (AFD), while maintaining an excellent safety profile. The clinical trial included 200 patients, and regulatory authorizations began in 2024 in Europe and the United States. ● FDA approval of Yimmugo®, Biotest’s immunoglobulin therapeutic (IgG Next Generation) to treat primary immunodeficiencies. CORE PROJECTS IN THE PIPELINE Fibrinogen Phase 3 clinical study Adjusted Fibrinogen Replacement Strategy (AdFirst) in patients with elevated blood loss while undergoing spinal surgery or during abdominal surgery as a treatment for peritoneal pseudomyxoma (PMP). Trimodulin A new polyclonal antibody preparation with a high content of immunoglobulins (IgM, IgA and IgG) to treat severe community-acquired pneumonia (sCAP).

2024 Non-Financial Information Statement and Sustainability reporting 170 General Environment Social Governance Annexes Innovation at Grifols ABtest-MS for the early detection of Alzheimer’s In addition to its ELISA ABtest-IA assays for analyzing Symbol -amyloid peptides in human plasma, which have shown potential in identifying cognitively normal individuals with brain changes associated with Alzheimer’s disease, Araclon has also developed the ABtest-MS assay. This test enables the simultaneous determination of total Aβ40 and ASymbol 42 levels in plasma using liquid chromatography coupled with mass spectrometry. In 2024, a significant portion of the data generated with ABtest-MS was presented to the scientific community. Also ongoing is the collaborative project with New York University’s Grossman School of Medicine, focused on determining Aβ40 and Aβ42 levels in human plasma and studying their association with factors such as sleep and race. Collaboration also continues with the ADRC (Alzheimer’s Disease Research Center) at NYU-Langone Hospital in the United States. Progress was made in the use of amyloid markers to assist in the diagnosis of cerebral amyloid angiopathy (CAA) in collaboration with Vall d’Hebron Hospital (Barcelona). Also completed was the extension of the Clinical Validation Study for ABtest-MS in individuals with mild cognitive impairment (MCI). The study included more than 600 participants, who were grouped in two cohorts (Hospital Clínico San Carlos in Madrid and Santa María Hospital in Lleida). A paper is expected to be published in 2025 presenting the results of a five-year longitudinal study on the FACEHBI cohort (ACE Foundation, Barcelona), as well as findings from the statistical analysis from the Clinical Validation Study. Additionally, results from other studies and collaborations are also anticipated for publication. GigaGen, non-plasma innovation GigaGen is dedicated to the discovery and development of recombinant polyclonal antibody-based drugs to treat immunodeficiencies, infectious diseases and immunotherapy-resistant cancers. Its patented technology platforms enable the discovery of potent monoclonal antibody therapeutics and a new class of drugs: recombinant polyclonal antibodies. Among other projects, GigaGen is working on the development of a recombinant IVIG (intravenous immunoglobulin) and a recombinant antithymocyte globulin (ATG) to treat transplant rejection and other inflammatory diseases. Start of the phase 1 clinical trial for the hepatitis B virus In 2024, GigaGen dosed its first patient in a phase 1 clinical trial to assess the safety and tolerability of GIGA-2339, the company’s first recombinant polyclonal antibody candidate for treating hepatitis B virus (HBV) infection, following its FDA clearance as an investigational new drug (IND). GIGA-2339 includes more than 1,000 recombinant human antibodies targeting HBV to mimic the body’s natural immune response, with the potential to eliminate the virus and activate the immune system. There is presently no cure for HBV, which affects more than 296 million people globally and causes over 800,000 deaths every year. Start of the phase 1 clinical trial for the oncology drug candidate GIGA-564 GigaGen dosed the first patient in its phase 1 clinical trial to evaluate its oncology candidate GIGA-564 for the treatment of advanced solid tumors. This marks the first oncology asset to enter clinical development. The trial is being led by researchers at the U.S. National Cancer Institute (NCI) in close collaboration with the GigaGen team, as outlined in the cooperation agreement signed between the two organizations. New research contract between GigaGen and the U.S. Department of Defense The new collaboration will finance the initial development of GigaGen’s hyperimmune product targeting seven variants of botulinum neurotoxins A and B (BoNT), as well as a second, yet-to-be-identified biological threat. The grant amounts to USD 132.5 million over six years, covering product manufacturing and phase 1 trials for both programs. This partnership further underscores the Department of Defense’s confidence in GigaGen technology and the company’s capacity to develop vital therapies for high-priority pathogens.

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Innovation at Grifols

Innovation in diagnostics

Grifols also drives social progress by leading research and scientific advances in the diagnostics field. Its contributions and innovations in transfusion diagnostics for the screening and typing of blood, plasma and tissue donations are key to modern medicine, contributing to enhanced safety, quality and efficacy in blood transfusions and tissue donations.

Among their benefits, these innovations guarantee compatibility between donor and recipient, prevent disease transmission and optimize blood product inventories, enabling rapid and effective responses in critical situations. Grifols' technology has a significant positive impact on society by improving diagnoses and treatments in this area.

Main milestones in 2024

In 2024, Grifols continued to reinforce its industry leadership in transfusion safety:

- Implementation of Grifols technology in pioneering blood banks such as the Singapore Blood Services Group, achieving 80% market share in the region and 100% in countries where NAT screening technology is mandatory.
- Evaluation of the NAT assay (for research use only) in collaboration with the American Red Cross to detect the monkeypox virus (MPXV) in blood and plasma, highlighting Grifols' commitment to innovation and transfusion safety.

Blood typing solutions

- U.S. healthcare centers recognize Grifols' professionalism and efficiency in the installation and training of its technologies. Agreements of 5-plus years underscore the industry's confidence in Grifols blood typing solutions.
- Market approval of Erytra Eflexis & Reader Net in China celebrated at an event in Nanjing with more than 150 professionals in attendance. These innovations are promoted at conferences and to key customers throughout the year.

Main lines of innovation

- A new line of blood typing solutions under development
- A new immunoassay technology for blood and plasma screening under development
- New clinical diagnostic platforms under development

Digital innovation

Grifols' corporate environment and growth opportunities make digital innovation a central focus across the organization. Led by the Chief Digital Information Officer (CDIO), the company has made important inroads to explore, evaluate and enhance digital tools that add value to its business model.

Grifols advanced on its digital transformation in 2024, leveraging the experience and expertise acquired since 2018 to roll out a comprehensive redesign of its community and ecosystem grounded in a local approach with a global vision.

The company's digital strategy is built on three key pillars:

1. Digital Boost: drives the implementation of innovative initiatives
2. Literacy and Spread: focused on effectively communicating the actions taken to proactively foster cultural change
3. Digital Networking & Open Innovation: promotes openness to new external ideas and the creation of a forum conducive to the adoption of innovative approaches

This comprehensive strategy fosters innovation from within and positions Grifols as a proactive player in adopting new ideas and industry practices. The company also promotes innovation through collaborations with external entities. One example is Grifols' partnership with Google to develop and implement the GIGA program (Grifols Innovation with Google Academy). Among its objectives, GIGA aims to drive experimentation with new digital technologies and promote cultural change within Grifols teams in relation to its digital innovation processes.

Another example is Grifols' 2023 incorporation in the Barcelona Health Hub (BHH), dedicated to promoting innovation and interaction in the digital health space. The BHH's 350 members include startups, healthcare institutions, universities, large corporations and investors. Through its involvement, Grifols explores and accelerates the adoption of cutting-edge digital health platforms and technologies.

DIGITAL INNOVATION: AREAS OF IMPACT

Commercial	Industrial	Plasma
Client + value	Value chain and operations + optimization	Donors + experience + efficiency
R+D	**Quality**	**Corporate**
New sources of value	+ safety	+ processes + workforce experience

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2024 Non-Financial Information Statement and Sustainability reporting 172 General Environment Social Governance Annexes Innovation at Grifols Harnessing the power of artificial intelligence (AI) As a firm believer in the transformational impact and potential of artificial intelligence, Grifols is expanding AI-driven implementations to boost the efficiency and sustainability of its production processes, while harnessing its full capabilities in vital areas like R+D. Key AI projects in 2024 include: AI to reduce energy consumption in climate control A new OT-IT architecture enables data from Biopharma cooling plants in Barcelona to be read and written from the cloud, maintaining cybersecurity standards and data sovereignty. This architecture also facilitates real-time management of three cooling plants, optimizing energy performance and contributing to a 20% reduction in the energy consumed for climate control in the plants’ clean rooms. Implementing AI in immunoglobulin production Grifols has implemented AI platforms in its Biopharma manufacturing plants to improve the performance of intravenous immunoglobulin (IVIg) production. The platform collects data from the production process, identifies critical parameters and learns how variation in those parameters affects the amount of protein obtained. Based on the information acquired, the platform proposes new thresholds with the objective of achieving higher IVIg yields. Manufacturing innovation Grifols continually works to optimize the efficiency and sustainability of its production processes in line with its growth strategy. Leveraging its in-house engineering expertise and collaborations with other institutions and organizations, the company explores various avenues to integrate new technologies and materials, automated systems and digitalization opportunities. Its core projects in 2024 included the following: Device digitalization at Haema New software was rolled out to manage devices used in Haema donation centers in order to improve efficiency, minimize errors and ensure compliance with Good Manufacturing Practices (GMP). The software’s modular structure and scalability enable the management of both medical and non-medical equipment, including the documentation of digital master data, routine checks, recurring maintenance, phased qualifications, and instructions and records of device failures and repairs. Biogas and biomethane generation Wastewater with the highest organic load is segregated and sold as a by-product to a high-capacity biogas plant in Catalonia. There, the biogas is purified and converted into biomethane, which is subsequently injected into the natural gas distribution network. This process supports the circular economy by repurposing wastewater and contributing to the production of biomethane, a crucial element in decarbonizing thermal energy demand. Maximum protection during the sterile filling phase of medications Grifols enhanced its GSF® (Grifols Sterile Filling) system, which has successfully protected products from contamination for over 30 years, by incorporating RABS (Restricted Access Barrier System) technology. This addition increases isolation through horizontal laminar flow and HEPA-filtered air at the aseptic filling point, and reinforces the protection of GSF® system’s protection, which already minimized vial and cap exposure. Through this upgrade, the company reduces the risk of accidental contamination compared to other filling systems.

2024 Non-Financial Information Statement and Sustainability reporting 173 General Environment Social Governance Annexes Innovation at Grifols Research collaborations and support Sponsorship: ISR Program Grifols’ investigator-sponsored research (ISR) advances scientific knowledge of plasma proteins by supporting pre-clinical and clinical research. EUR 7 M allocated to research over the past 5 years to complement public-sector investments Grifols Scientific Awards and research grants These distinctions promote and showcase innovative proposals developed to enhance people’s health, well-being and quality of life. EUR 6.9 M allocated over the past 5 years to scientific awards and research grants First scientific journal specialized in plasma Founded by Grifols, Plasmatology was launched with the aim of becoming an industry reference in plasma-related research, from basic research to clinical applications. The journal has open access and indexed in a range of scientific databases. 9 articles published in 2024 42 articles published since its launch in 2021 Chair for the Study of Cirrhosis and Albumin Grifols established the Grifols Chair for the Study of Cirrhosis in 2015 as a private, international chair under the European Foundation for the Study of Chronic Liver Failure (EF-Clif). The project is led by Professors Vicente Arroyo and Richard Moreau, president and managing director of EF-Clif, respectively. A Grifols representative serves on the foundation’s executive board. EUR 11.9 M invested over the last 5 years in liver disease research

CONTENIDOS Governance Governance of a listed company 175 Grifols’ shareholder composition 175 Governance bodies 176 Sustainability governance 180 Performance and compensation 181 Business Conduct- ESRS G1 183 Impacts, risks and opportunities 183 Ethics, integrity and human rights are at the heart of Grifols’ corporate culture 185 Grifols Ethics Line and whistle-blower protection 189 Animal welfare 190 Political commitment and activities with advocacy groups 191 Management of relationships with suppliers 192 Alliance. associations and sponsorship 195 Cybersecurity and data protection 196 Impacts, risks and opportunities 196 Cybersecurity governance 197 Cybersecurity management 197 Data protection 198 Risk management and control 199 Governance Framework 199 Risk management 201 Main risks 202 Promoting a risk culture 204 Taxation 205 Grifols’ aproach 205 Principles and good practices 205 Tax contribution 207 Grants 208

GRIFOLS
General | Environment | Social | Governance
Governance of a listed company | Annexes

Governance of a listed company

Grifols made important advances in its commitment to creating long-term sustainable value, underpinned strong corporate governance and aligned with best practices.

The principles and best practices guiding Grifols' corporate governance ensure efficient, transparent and responsible management, fostering trust with investors and other key stakeholders.

Grifols' shareholder composition

Grifols is a publicly listed company with no extra-statutory or concerted actions among shareholders. Additionally, there are no restrictions–whether statutory, legislative or other types–on the transferability of securities or the right to vote.

Grifols S.A. share capital currently stands at EUR 119,603,705, represented by 687,554,908 shares which are fully subscribed and paid. The company's shares fall into two categories:

- Class A shares: 426,129,798 ordinary shares with voting rights and a par value of EUR 0.25 each, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market System.
- Class B shares: 261,425,110 non-voting shares with certain preferential economic rights and a par value of EUR 0.05 each, listed on the Barcelona, Madrid, Valencia and Bilbao Stock Exchanges and the Spanish Continuous Market System. Class B shares carry a preferential dividend of EUR 0.01 each.

Grifols has two American Depositary Receipts (ADRs) programs in the United States: ADR Level I for Class A shares and ADR Level III for Class B shares. Level I ADRs are traded in U.S. dollars on the OTC markets, while Level III ADRs are listed in U.S. dollars on NASDAQ.

SHAREHOLDER COMPOSITION


Class B
Class A
38%
62%
44.8%
31.3%
4.3
4.6
3.2
3.1
3.3
2.1
1.1
1.2
Blackrock
Capital Research
Europacific Growth Fund
Flat Footed
JP Morgan Chase
Mason Capital
Melqart
Rokos Global
Related Shareholders and Board of Directors
Treasury Stock
Free Float

WE WORK TO ENHANCE COMMUNICATION AND BUILD TRUST

As a publicly listed company, Grifols has several channels to deliver clear, in-depth and timely information to its shareholders, including financial statements and sustainability reports. At the same time, it maintains regular contact with investors through roadshows, webinars and meetings. The company is dedicated to integrating sustainable and responsible practices in its operations and assessing its environmental and social impact.

LEGAL FRAMEWORK AS A LISTED COMPANY

Grifols is a publicly listed company in Spain and the United States, complying with all applicable legislation in both countries.

Internal regulatory framework

- Articles of association
- General Shareholders' Meeting regulations
- Board of Directors regulations
- Internal codes, regulations and corporate policies

External regulatory framework

- Spanish Companies Act (Ley de Sociedades de Capital), Securities Market and Investment Services Act (Ley de los Mercados de Valores y de los Servicios de Inversión) and other applicable Spanish regulations
- Spain's National Securities Market Commission's (CNMV) Good Governance Code of Listed Companies
- CNMV's Technical Guide 1/2024 on Appointments and Remunerations Committees at Public-Interest Entities
- CNMV's Technical Guide 1/2019 on Nomination and Remuneration Committees
- U.S. Securities and Exchange Commission (SEC) guidelines
- NASDAQ Corporate Governance Requirements
- U.S. Sarbanes-Oxley Act of 2002

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2024 Non-Financial Information Statement and Sustainability reporting 176 General Environment Social Governance Annexes Governance of a listed company Governance bodies The General Shareholders’ Meeting is Grifols’ sovereign governing body. The company encourages all shareholders to attend, requiring no minimum share capital. Grifols’ 2024 Ordinary General Shareholders’ Meeting took place on June 14, with 55.95% of voting capital represented. Grifols’ shareholders approved all the proposals submitted to a vote, except for the proposal concerning item 12 of the agenda (Authorization to the Board of Directors to call, if necessary, Extraordinary Shareholders’ Meetings of the Company with at least 15 days in advance, in accordance with article 515 of the Capital Companies Act), as there was not sufficient quorum for its vote and approval. The Board of Directors is Grifols’ highest decision-making body. The Board is responsible for the company’s management and legal representation and comprised by no fewer than three members and no more than fifteen, as stipulated in Article 20 of the Articles of Association and Article 7 of the Regulations of the Board of Directors. As of December 31, 2024, Grifols’ Board of Directors was composed by 13 members. Board members serve four-year terms, without prejudice to their indefinite re-election for subsequent terms of the same duration. The board has designated a lead independent director, although not being mandatory under Spanish legislation, and all committees are made up entirely by independent directors. This applies to the Appointments and Remuneration Committee, Appointments and Remunerations Committee and Sustainability Committee. Grifols implemented several changes in 2024 to reinforce its governance, separating ownership and management spheres as outlined in its long-term corporate governance strategy, launched in 2022. Following a successful transition period, the Chief Executive Officer was vested with all executive functions on 1 April 2024, bringing the company in line with best governance practices. As of September 2024, Grifols’ chairperson holds a non-executive role, while Víctor Grifols continues to serve as Honorary Chairman after tendering his resignation as a board member on December 18, 2023. Grifols publishes a Corporate Governance Report once a year. Approved by the Board of Directors, it provides detailed information on its ownership and management structures, among other relevant issues. Appointments and Remunerations Committee Audit Committee Sustainability Committee Sustainability steering committee JUNTA GENERAL DE ACCIONISTAS Lead Independent Director Board of directors CEO Executive team Board of directors 34 meetings 93.1% attendance Audit Committee 14 meetings 100% attendance Appointments and Remunerations Committee 10 meetings 96.7% attendance Sustainability Committee 5 meetings 100% attendance

2024 Non-Financial Information Statement and Sustainability reporting 177 General Environment Social Governance Annexes Governance of a listed company NURIA MARTÍN BARNÉS SECRETARY NON-MEMBER SECRETARY NON-MEMBER · APPOINTMENTS AND REMUNERATION COMMITTEE SECRETARY NON-MEMBER · SUSTAINABILITY COMMITTEE LAURA DE LA CRUZ GALÁN VICE-SECRETARY NON-MEMBER SECRETARY NON-MEMBER · AUDIT COMMITTEE VICTOR GRÍFOLS ROURA CHAIRMAN OF HONOUR THOMAS GLANZMANN NON-EXECUTIVE CHAIRMAN NACHO ABIA CHIEF EXECUTIVE OFFICER RAIMON GRÍFOLS ROURA PROPRIETARY DIRECTOR VICE-CHAIRMAN VÍCTOR GRÍFOLS DEU DIRECTOR PROPRIETARY ALBERT GRIFOLS COMA-CROS DIRECTOR PROPRIETARY TOMÁS DAGÁ GELABERT DIRECTOR OTHER EXTERNAL ANNE-CATHERINE BERNER DIRECTOR INDEPENDENT AUDIT COMMITTEE APPOINTMENTS AND REMUNERATION COMMITTEE SUSTAINABILITY COMMITTEE ENRIQUETA FELIP FONT DIRECTOR INDEPENDENT APPOINTMENTS AND REMUNERATION COMMITTEE SUSTAINABILITY COMMITTEE SUSANA GONZÁLEZ RODRÍGUEZ DIRECTOR INDEPENDENT APPOINTMENTS AND REMUNERATION COMMITTEE MONTSERRAT MUÑOZ ABELLANA LEAD INDEPENDENT DIRECTOR AUDIT COMMITEE SUSTAINABILITY COMMITTEE ÍÑIGO SÁNCHEZ-ASIAÍN MARDONES DIRECTOR INDEPENDENT AUDIT COMMITTEE PASCAL RAVERY DIRECTOR INDEPENDENT PAUL S, HERENDEEN DIRECTOR PROPRIETARY Board of directors at the close of 2024 • February 5, 2024: Announcement that Raimon Grifols Roura and Víctor Grifols Deu will voluntarily end their executive term, which took effect as of 1 June, 2024, while remaining on the board as proprietary directors. • February 6, 2024: Announcement that Albert Grifols Coma-Cros will transition to proprietary director after relinquishing his executive duties on December 31, 2023. • February 27, 2024: Announcement of Nacho Abia’s appointment as a Grifols’ director in the category of “other external” until April 1, 2024, when he assumed the role as new CEO. His appointment is ratified at the Ordinary General Shareholders Meeting on June 14, 2024. Thomas Glanzmann remains as executive Chairman until September 2023, after which he becomes non-executive Chairman. • June 14, 2024: The appointments of Claire Giraut and Anne-Catherine Berner as independent directors are approved at the Ordinary General Shareholders’ Meeting. James Costos, whose term was set to expire on October 9, 2024, had submitted his resignation as an independent director on 3 May, 2024, with effects as of the Ordinary Shareholders’ Meeting. • July 12, 2024: Announcement of the resignation of independent directors Claire Giraut and Carina Szpilka. Claire Giraut, after having knowledge of the potential takeover bid leaded by Brookfield Corporation, considered she may not have the sufficient time to dedicate to the Board as will be needed at this extraordinary time. Carina Szplika (whose intention to resign had been announced before 7 July but had not taken effect until 12 July, 2024), who has communicated in writing that, after having fulfilled her task by ensuring the implementation of the recent governance changes within the Company she had decided to focus on new professional challenges that require her full dedication. • December 9, 2024: Announcement of Grifols’ Board of Directors unanimously agreeing to appoint Pascal Ravery and Paul S. Herendeen as new members, filling the two vacancies through the co-option process.

GRIFOLS
General | Environment | Social | Governance Governance of a listed company | Annexes

Nacho Abia named as Grifols' CEO

Nacho Abia starts his new role as Grifols' new CEO on April 1, 2024, succeeding Thomas Glanzmann. In September 2024, he assumes full responsibility of the company's executive functions.

Thomas Glanzmann appointed as non-executive chairman

On September 23, 2024, Grifols' Board of Directors announces its decision to name Thomas Glanzmann as a non-executive chairman to allow him to focus exclusively on his board responsibilities. This resolution is made following the successful completion of Nacho Abia's transition period, ensuring a smooth transfer of duties and knowledge without impacting the company's operations.

Víctor Grifols Roura becomes Honorary Chairman

Víctor Grifols Roura was appointed Honorary Chairman in October 2023, although he no longer serves as member on the Board of Directors. The grandson of Grifols' founder, he played a pivotal role in the Company's transformation into a global industry leader and is regarded among the sector's most influential figures. He will continue to serve as an Honorary Chairman.

Grifols remains a publicly listed company

On November 27, 2024, Brookfield notified the CNMV (Spain's National Securities Market Commission) of its decision to terminate negotiations for an exclusion takeover bid of Grifols. Months earlier, on July 19, Grifols' Board of Directors signed a confidentiality agreement with Brookfield, granting the firm access to corporate information as part of its evaluation of a potential offer.

The possible transaction was first disclosed on July 7, 2024, when Brookfield and certain Grifols' significant shareholders sought the Board's approval to access information for a due diligence process and explore the possibility of a joint public takeover bid aimed at delisting the company.

EXPERIENCE AND EXPERTISE

experience in:

5	> plasma industry	**38%**
7	> healthcare	**54%**
1	> medical science	**8%**
9	> life tech and innovation	**69%**
7	> financial and accounting	**54%**
3	> risk management	**23%**
9	> people and talent	**69%**
12	> international business	**92%**
3	> digital, AI, and Cyber	**23%**
3	> innovation	**23%**
6	> sustainability	**46%**
5	> legal, regulation, and governance	**46%**
11	> corporate strategy	**85%**

INDEPENDENCE

13 board members
1 Lead Independent Director

All independent directors have 4 or less other mandates

BALANCE

6	> independent directors	**46%**
2	> external directors	**15%**
4	> property board members	**31%**
1	> executive director	**8%**

DIVERSITY

31% female board members
23% <50 years
31% between 50-60 years
46% +60 years

178 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 179 General Environment Social Governance Annexes Governance of a listed company Executive Team at the close of 2024 RAHUL SRINIVASAN CHIEF FINANCIAL OFFICER JORDI BALSELLS VALLS PRESIDENT PLASMA PROCUREMENT DAVID BELL CHIEF CORP AFF & LEGAL OFFICER IGNACIO RAMAL SUBIRÀ CHIEF INT, AUDIT & ENTERPRISE RISK MGMT ANTONIO MARTÍNEZ MARTÍNEZ PRESIDENT. DIAGNOSTIC ROLAND WANDELER PRESIDENT. BIOPHARMA DANIEL FLETA COIT CHIEF INDUSTRIAL SERVICES OFFICER CAMILLE ALPI CHIEF HUMAN RESOURCES & TALENT OFFICER LLUIS PONS GÓMEZ SVP. STRATEGY JOERG SCHUETTRUMPF CHIEF SCIENTIFIC INNOVATION OFFICER JAIME GONZÁLEZ CHIEF DIGITAL INFORMATION OFFICER MARÍA TERESA RIONÉ LLANO CHIEF COMMUNICATIONS OFFICER ENRIQUE DE LA TORRE CHIEF COMPLIANCE OFFICER Robust internal regulatory structure Ethics and compliance • Code of Conduct • Code of Ethics for Grifols Executives • Risk Control and Management Policy • Tax Compliance and Best Practices Policy • Crime Prevention Policy • Anti-Corruption Policy • Conflicts of interest policy • Policy on related-party transactions • Competition Policy • Clawback Policy • Policy and Procedure of the U.S. Open Payment Program • Grifols Ethics Line Policy Workforce • Diversity and Inclusion Policy • Policy on Director Diversity in the Composition of the Board of Directors • Remuneration Policy for Directors • Health and Safety Policy • Mental Health Policy Human rights and social action • Human Rights Policy • Social Action and Community Investment Policy • Sustainability Policy • Plasma Donor Policy • Patient and patient organizations Policy • Animal Welfare Policy Environment and climate change management • Sustainability Policy • Environmental Policy • Energy Policy • Climate Action Policy • Biodiversity Policy Responsible communication • Internal Code of Conduct in Matters Relating to the Securities Market • Policy on Communication and Contacts with Stakeholders, Institutional Investors and Proxy Advisors Privacy and security • Global Privacy and Data Protection Policy • Cybersecurity Policy Quality and supply chain • Quality Policy • Anti-falsification policy • Suppliers Code of Conduct • Plasma Donor Policy • Patient and Patient Organizations Policy • Global Procurement Policy *The coverage of the policies, codes and regulations in this table apply all Grifols group companies within the scope of consolidation.

GRIFOLS
General | Environment | Social | Governance Governance of a listed company | Annexes

Sustainability governance

Grifols has made important strides in recent years in integrating sustainability into its business model to amplify its positive impact and value creation. The company's commitment to sustainability is driven at the highest organizational levels and embedded into its corporate governance.

Grifols' Board of Directors formed a Sustainability Committee in 2020 to ensure compliance with its ESG-related principles and commitments, as well as consistency between its corporate culture and overarching purpose and values. Its oversight includes the preservation of stakeholder transparency policies such as financial and non-financial disclosures.

In general, relevant materials are first reviewed by the Sustainability Committee before they are shared with the Board of Directors. These include presentations on key sustainability policies that require approval or appraisal due to their direct impact on the organization; annual ESG reports; updates on global trends and new regulatory mandates; and strategic topics like double materiality. Information on Grifols' scores and rankings on sustainability indices and its market perception from an ESG perspective is also presented to the board.

This body of content allows the company to make informed and coherent decisions that accurately reflect its reality and environment. Information is shared with the CEO to ensure full consistency between Grifols' sustainability strategy and corporate objectives.

In 2024, an extraordinary meeting was held with Grifols' CEO on sustainability issues, while the Sustainability Committee held five formal meetings.

For its part, the Sustainability Steering Committee is a global, multidisciplinary team coordinated by the Investor Relations and Sustainability (IR&S) Department, whose vice-president reports to the Sustainability Committee.

Created in 2021, it meets at least once a year to promote ongoing dialogue to identify, establish, implement and ensure compliance with Grifols Master Plan objectives, and integrate and coordinate the reporting of non-financial and corporate sustainability information.

Under the auspices of the Sustainability Steering Committee, the IR&S Department leads training and engagement initiatives on ESG topics, as well as assesses global trends and Grifols' ESG strategy to bolster its standing as one of the world's most sustainable companies. More technical and detailed in nature, Steering Committee meetings serve as a bridge for all organizational areas involved in ESG matters.

Sustainability governance bodies

Sustainability is a key priority in Grifols' corporate governance, which establishes mechanisms to ensure the compliance, coordination, implementation and review of organizational objectives. Through these efforts, Grifols strives to grow as a responsible, transparent company, dedicated to serving its diverse stakeholders.

Approval	>	Board of Directors
Supervision	>	Sustainability Committee Audit Committee Appointments and Remuneration Committee
Follow-up	>	Sustainability Steering Committee
Implementation	>	Business Areas and Corporate Support Areas

Sustainability Committee members

Montserrat Muñoz Abellana
Independent member - Chairperson

Enriqueta Felip Font
Independent member

Anne-Catherine Berner
Independent member

Nuria Martín Barnés
Secretary, non-member

Sustainability, a key strategic component

Grifols' Sustainability Policy and 2021-2024 Sustainability Master Plan form part of its Strategic Plan and support the United Nations Sustainable Development Goals (SDGs). The development of a 2025-2027 plan is currently under way.

The Sustainability Policy is supported by other policies, programs and formal commitments to promote the material aspects of Grifols' activity from an ESG perspective.

Based on a materiality analysis, the Sustainability Master Plan outlines the 30 corporate objectives included in Grifols 2030 Agenda.

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2024 Non-Financial Information Statement and Sustainability reporting 181 General Environment Social Governance Annexes Governance of a listed company Performance and compensation Grifols is dedicated to cultivating a performance-driven culture based on execution, efficiency, effectiveness and accountability. Reflecting this commitment, its short- and long-term incentive strategies incorporate sustainability performance in alignment with stakeholder interests. Long-term incentive plans Grifols’ Long-Term Incentive Plan, approved by Grifols’ 2023 Ordinary General Shareholders’ meeting, is based on the concession of stock options to the approximately 220 employees in its leadership cadre. In order to vest the options awarded, beneficiaries must have remained continuously employed by Grifols on each vesting date and meet the following conditions: ● Achievement of 90% on average over the preceding two years of the following two core metrics, required to collect their short-term annual compensation based on economic metrics linked to Grifols’ overall performance as measured by EBITDA (90% weight) and ESG metrics (10% weight). ● Successful individual performance evaluation. Beneficiaries who are not board members must attain a performance rating of 3 or more on a scale of 1 to 5, with 5 as the highest score. Assessments are carried out via the Grifols Performance System (GPS), a standardized tool to assess employee effectiveness and potential and provide relevant feedback. Beneficiaries who serve on the Board of Directors must pass an annual evaluation led by the Appointments and Remuneration Committee. Short-term variable compensation At the close of the 2024 fiscal year, the Chief Executive Officer’s annual gross bonus target ranges from 0% to a maximum of 60% of his annual fixed salary, contingent upon achieving 100% of the objectives set by the Board. If objectives are surpassed, his short-term variable compensation will increase proportionally to a maximum of 90% of his annual fixed salary. The percentage of variable compensation is based on the achievement of concrete annual objectives, which are quantitative and qualitative, specific, predetermined and measurable in line with standard practices of comparable companies. These objectives are consistent with Grifols’ strategy, interests and long-term sustainability. Annual objectives for both the Chairman and CEO are tied to financial and non-financial metrics and parameters approved by the Board of Directors upon the proposal of the Appointments and Remuneration Committee. In the 2024 fiscal year, these include: ● Economic metric related to certain annual targets linked to the Company’s Group performance as a whole, including EBITDA, FCF and other indicators, with a weight of 40% for the 2024 fiscal year. ● Metric related to the reduction of debt levels, with a weight of 25%. ● Metric related to the achievement of environmental, social and corporate governance (ESG) targets, with a weight of 10%. In particular, the weight of the metrics related to environment will be 25%, that related to social is 40% and to governance is 35%. ● Metric related to the achievement by the Company of milestones linked to innovation projects with a weight of 10%. ● Other operational metrics or metrics related to the business with a maximum combined weighting of 15%. For the 2025 fiscal year, CEO’s annual objectives will be tied to financial and non-financial metrics and parameters, and approved by the Board of Directors upon the proposal of the Appointments and Remuneration Committee. These will include financial, operational and business-related goals, as well as innovation-related criteria, in order to link their compensation with Grifols’ financial performance, business progress and innovation pipeline. Non-financial objectives (ESG-related metrics) will also be considered, with specific objectives aligned with Grifols’ sustainability strategy and 2030 Agenda. ESG CRITERIA IN LONG-TERM COMPENSATION Variable compensation for Grifols employees, including members of its governance bodies, is based on financial and non-financial metrics. Among other factors, it includes a specific metric tied to the achievement of environmental, social and corporate governance (ESG) objectives. Of Grifols’ total corporate objectives, 10% are linked to ESG factors, with 25% focused on environmental, 40% on social and 35% on governance criteria. Depending on whether the employee has only corporate objectives or additional ones related to their production plant, this percentage may be reduced from the total variable compensation. 10% ESG metrics 90% financial metrics based on EBITDA

2024 Non-Financial Information Statement and Sustainability reporting 182 General Environment Social Governance Annexes Governance of a listed company Review and update of the Remuneration Policy ● Thomas Glanzmann resigned from his executive responsibilities in September 2024, although remained as chairman of the Board of Directors. At that time, the Appointments and Remuneration Committee reviewed his compensation to align it with his new role as non-executive Chairman and updated duties and responsibilities. ● Elimination of all compensation for Víctor Grifols Deu and Raimon Grifols Roura as executive directors, following their resignation from executive duties on May 31, 2024. As they are no longer employees of Grifols as of that date onward, they are no longer entitled to exercise stock options granted in 2023. Their services agreements remained valid until May 31, 2024. ● Inclusion of the compensation package for Nacho Abia, as outlined in his services agreement, along with the key terms and conditions of the agreement. Nacho Abia began his role as Grifols’ CEO on April 1, 2024. The remuneration policy for members of Grifols’ Board of Directors was last approved by the Ordinary General Shareholders’ Meeting on June 16, 2023. The policy extends to the 2023, 2024 and 2025 fiscal years. In 2024, the Appointments and Remuneration Committee conducted an in-depth review of this policy and the company’s overall compensation system, taking into consideration the feedback received from shareholders, investors and other stakeholders, in addition to the results of the advisory votes on the annual remuneration reports presented at each General Shareholders’ Meeting. Since the date of approval, a series of events and circumstances prompted the Appointments and Remuneration Committee to recommend several modifications to the Remuneration Policy, which were subsequently approved by the General Shareholders’ Meeting on June 14, 2024. These revisions include: ● Complete termination of the fixed remuneration previously received by Víctor Grifols Roura as Honorary Chairman, following his departure from the Board of Directors on December 18, 2023. As a result, he no longer qualifies for compensation.

GRIFOLS
General | Environment | Social | Governance | Annexes
Business Conduct

Business conduct

Grifols' business conduct is defined by ethics, transparency, honesty, integrity, independence, regulatory compliance, human rights and a commitment to safety and quality.

Impacts, risks and opportunities

G1 BUSINESS CONDUCT		
Material IROs	**Type**	**Description**
CORPORATE CULTURE		
Ethical practices within the business model	Positive impact, Negative impact, Own Operation, Supply Chain	Integrity and respect for human rights are central to Grifols' culture and approach to managing its impacts, including environmental and ethical considerations arising from plasma collection from donors and the potential economic dependency this could create in vulnerable groups.
Perception of overall business performance	Risk	Reputational damage due to poor market perception of the company's overall performance.
PROTECTION OF WHISTLE-BLOWERS		
Inefficient communication channels	Negative impact, Own Operation, Supply Chain	Ineffective communication channels for reporting incidents undermines employee trust and well-being
ANIMAL WELFARE		
Risks to animal welfare	Risk, Negative impact	Risks to animal welfare associated with the use of laboratory animals.
POLITICAL ENGAGEMENT AND LOBBYING ACTIVITIES		
Open and transparent collaborations between public and private entities	Positive impact, Own Operation	Increased open and transparent collaboration between public and private entities promotes alignment and ultimately facilitates achieving shared goals for societal development and well-being.
MANAGEMENT OF RELATIONSHIP WITH SUPPLIERS INCLUDING PAYMENT PRACTICES		
Promoting ESG practices across the value chain	Positive impact, Supply Chain	Strengthening business resilience throughout the value chain via long-term relationships, applying codes of conduct and adopting sustainable practices to respect human rights, drive social development and enhance supplier performance.
New supply chain management regulations	Risk	Stricter standards and emerging regulations on supply chain sustainability that require new investments and increased operational costs.
CORRUPTION AND BRIBERY		
Penalties and reputational damage from corruption and bribery incidents	Risk	Cases of corruption or bribery within the value chain can generate unexpected supply disruptions, high legal costs and significant reputational damage to the company.

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

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GRIFOLS
General | Environment | Social | Governance Business Conduct | Annexes

Managing impacts, risks and opportunities

Las siguientes políticas. acciones. Metrics and Targets permiten gestionar de una forma eficiente los principales IROs vinculados con la conducta empresarial,

Material Sub-topics	Policies	Actions	Metrics and Targets
Corporate culture	• Code of Conduct • Code of Ethics for Grifols Executives • Quality Policy • Human Rights Policy • Risk Control and Management Policy • Crime Prevention Policy • Competition Policy • Board Remuneration Policy • Transparency Policy in the U.S. • Sustainability Policy • Internal Regulations on Conduct for Securities Market matters • Policy on Communication and Contacts with Stakeholders, Institutional Investors and Proxy Advisors • Tax Compliance and Best Practices Policy • Related Party Transactions Policy • Conflict of Interest Policy	• Due diligence on human rights • Global compliance programs • New employees trained in the Code of Conduct • Annual staff training on the Code of Conduct • Annual employee signing of the Corporate Human Rights Policy	**Grifols Agenda 2030 targets** • Maintain a Biopharma complaint ratio of ≤ 1/50,000* • Maintain fewer than 1 critical deficiency identified by external audits (regulatory health authorities)
Protection of whistle-blowers	• Grifols Ethics Line Policy	• Grifols Ethics Line Program	
Animal welfare	• Animal Welfare Policy		
Political influence and lobbying activities	• Code of Conduct • Code of Ethics for Grifols Executives • Conflict of Interest Policy	• No contributions to any political campaigns, parties or territories • Compliance with the U.S. Lobbying Disclosure Act (LDA) • Registration in the EU Transparency Register for Lobbies	
Management of relationships with suppliers including payment practices	• Supplier Code of Conduct • Global Procurement Policy • Conflict of Interest Policy	• Modern Slavery and Supply Chain Transparency Statement (HR1)	**Grifols Agenda 2030 targets** • Implement ESG criteria for suppliers covering 60–80% of total expenditure • ESG evaluation for 25% of total expenditure on suppliers
Corruption and bribery	• Anti-Corruption Policy • Related Party Transactions Policy • Conflict of Interest Policy	• Global Anti-Corruption Program • Training on corruption and bribery for at-risk employees	

* Refers to the ratio of claims per unit of product distributed.

More information and details on these policies: Corporate Policies Grifols' website.

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2024 Non-Financial Information Statement and Sustainability reporting 185 General Environment Social Governance Annexes Business Conduct Ethics, integrity and human rights are at the heart of Grifols’ corporate culture Grifols’ corporate culture is firmly grounded in ethical principles that guide every aspect of the organization, including environmental initiatives. This commitment begins with an unwavering respect for human rights, which lies at the heart of its business conduct and corporate responsibility. The company is dedicated to fostering an inclusive, diverse and equitable environment that upholds the dignity and well-being of its employees, collaborators, donors, patients and the communities in which it operates. The company evaluates its progress using tools such as surveys, audits and mechanisms, for instance the Grifols Ethics Line, for reporting inappropriate behavior to ensure its values are fully integrated and shared across the organization. Grifols promotes a corporate culture centered on compliance. Through comprehensive compliance programs, the company ensures that all its activities adhere to legal regulations, international standards and industry best practices. Clear policies, ongoing training and rigorous auditing processes further reinforce Grifols’ commitment to integrity and transparency. The Grifols Code of Conduct and Code of Ethics for Grifols Executives establish the principles and guidelines that shape the organization, strengthening a culture of business ethics and compliance. In 2024, the company introduced its manifesto on artificial intelligence (AI), committing to a human-centered approach focused on ethics, responsible use, sustainability and regulatory compliance in all AI applications within Grifols. Promoting business ethics across governance At Grifols, the Board of Directors and its committees play a critical role in promoting ethical business practices, ensuring alignment with human rights and maintaining compliance with applicable laws and best practices. The Human Rights Policy, approved in 2022, is overseen by the Sustainability Committee, which ensures that Grifols’ global operations uphold respect for human rights across the organization. Additionally, the Anti-Corruption Compliance Program is supervised by the Board of Directors through the Audit Committee. This program includes initiatives to prevent corruption-related offenses, ensure adherence to anti-corruption laws and integrate ethical standards into all operations. The Criminal Risk Management System is also supervised by the Audit Committee, further reinforcing Grifols’ commitment to ethical governance. Human rights Respect for human dignity and individual rights is a core principle guiding Grifols’ actions. The company’s approach to research, development, production and marketing is rooted in the fundamental principles of bioethics, ensuring the safety and dignity of all individuals involved in its processes while addressing challenges posed by advances in health sciences. Grifols adheres to various regulations, declarations and codes that underpin these principles, including the Universal Declaration of Human Rights (1948), the Declaration of Helsinki (1964), and the UNESCO Universal Declaration on Bioethics and Human Rights (2005). Drawing on international reference frameworks such as the United Nations Global Compact, the UN Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises and the ILO Declaration on Multinational Enterprises, Grifols has developed a global strategy to promote and ensure responsibility and commitment to human rights throughout its operations. The 2030 Agenda for Sustainable Development and its Sustainable Development Goals (SDGs) recognize business activity, investment and innovation as key drivers of productivity, inclusive economic growth and job creation. Respect for human rights in business activities is integral to achieving many of these goals. Between 2022 and 2024, Grifols has reinforced its human rights due diligence processes. This includes conducting a comprehensive analysis to address its responsibility to respect human rights, in line with the UN Guiding Principles on Business and Human Rights. CODE OF CONDUCT ● AAdherence by all employees via written consent ● Specific training is provided to all new employees upon joining the company. ● The Code of Conduct is publicly accessible to all staff via Grifols’ corporate website and internal portal. ● Any violation of the Code of Conduct is considered a serious offense and may lead to disciplinary action, including dismissal. CODE OF ETHICS FOR GRIFOLS EXECUTIVES ● Governs the behavior of all executives and governing bodies within Grifols ● Explicitly endorsed every year by board members, senior executives, directors and area managers ● Any breach of Grifols’ ethical principles set forth in the Code of Ethics for Grifols Executives may lead to disciplinary action, including dismissal

2024 Non-Financial Information Statement and Sustainability reporting 186 General Environment Social Governance Annexes Business Conduct In 2023, Grifols published its Human Rights Due Diligence Report, covering the entire value chain. In 2024, the company further advanced its risk analysis of the value chain. This due diligence and reporting process follows a human rights-based approach (HRBA) and aligns with UN and OECD guidelines. By integrating international standards into its strategies, Grifols adheres to the OECD due diligence phases and employs the Human Rights Impact Assessment (HRIA) method developed by the Danish Institute for Human Rights–a widely recognized approach for identifying actual and potential impacts on human rights. Regulatory compliance as a driver of corporate culture For Grifols, compliance is more than a set of rules and procedures. It is a foundational way of understanding business activity that permeates all levels of the organization, promoting core values such as ethics, transparency and good corporate governance. Grifols’ compliance system not only protects the organization from legal sanctions but also serves as a catalyst for strengthening a corporate culture rooted in ethical values. At the same time, a strong corporate culture reinforces regulatory compliance by fostering an environment where employees act proactively and in alignment with the company’s principles. Grifols has implemented several compliance programs in different areas of its organization. Each program integrates policies, procedures and controls designed to ensure that the company’s activities are conducted ethically, transparently and in compliance with applicable laws and regulations. The primary objective of these programs is to prevent, detect and address legal and regulatory risks across Grifols’ global operations. These include: WE ARE ALIGNED WITH THE UN GLOBAL COMPACT Grifols integrates several principles of the United Nations Global Compact into its operations: Principle 1. We support and respect the protection of internationally recognized fundamental human rights within our sphere of influence. Principle 2. We ensure that we are not complicit in the violation of human rights. Principle 10. We actively work against corruption in all its forms, including extortion and bribery. Crime prevention Within the framework of its global compliance system, Grifols has established a Criminal Risk Prevention Model that applies to all its affiliates worldwide. This model is based on the Crime Prevention Policy, updated in 2024, which outlines the company’s commitments to crime prevention and reflects Grifols’ zero-tolerance stance toward any criminal act or unethical conduct. This zero-tolerance principle is articulated by the Board of Directors and formalized through the defined risk appetite for Ethics and Integrity. The Criminal Risk Prevention Model is a cross-organizational component of the company’s crime prevention strategy. It works in conjunction with various policies, procedures and controls that address specific areas, such as the anti-corruption program, the anti-competitive practices prevention program, the quality system and the environmental program. The primary objective of this model is to prevent, detect and if necessary, respond to risks related to criminal acts–particularly those that could result in corporate criminal liability, including breaches related to money laundering. This is achieved through the application of specific monitoring and control measures. Grifols’ Board of Directors oversees the development and implementation of the Criminal Risk Prevention Model. Responsibility for monitoring and supervising its operation and compliance has been delegated to the Audit Committee. To fulfill these responsibilities, the Audit Committee relies on the independent functions of Internal Audit and Enterprise Risk Management, which report to the Chief Internal Audit & Enterprise Risk Management Officer. Each year, Internal Audit and Enterprise Risk Management assess the effectiveness of the Criminal Risk Prevention Model through internal and/ or external reviews. These reviews are designed to identify, analyze and evaluate criminal risks and associated control measures, ensuring that the controls are operating effectively or determining whether additional measures and/or remediation plans are necessary. Although Grifols, S.A. and its Spanish affiliates are not subject to Spanish Act 10/2010 on the Prevention of Money Laundering and Terrorist Financing, and therefore are not bound by the formal and administrative obligations set by the law on certain groups, the company has proactively evaluated its exposure to these risks as part of its Criminal Risk Prevention Model, identifying the highest-risk activities and the key control mechanisms to mitigate these risks.

GRIFOLS
General | Environment | Social | Governance
Business Conduct | Annexes

Anti-competitive practices

Grifols' Competition Policy prohibits all members from engaging in any behavior, whether by action or omission, that aims to, results in or could potentially result in the prevention, limitation, restriction, distortion or falsification of free market competition. Such actions are considered detrimental to the interests of competitors and more critically, to the interests of consumers and users.

Prohibited practices include collusive practices or agreements, such as market or supply allocation, collective boycotts, resale price fixing or the application of unequal commercial conditions, among others. Additionally, the abuse of a dominant position, such as denying production or supply, imposing predatory pricing or forcing the purchase of unrelated bundled products (tied or linked sales), among others, is prohibited.

In 2024, Grifols has not had any legal action or legal proceeding finalized, nor does it have any pending legal proceeding related to unfair competition or infringements in terms of monopolistic practices and against free competition in the markets in which it operates.

Integrated anti-corruption model

Anti-Corruption Policy

Grifols' Anti-Corruption Policy, aligned with the United Nations Convention Against Corruption, applies to all employees, regardless of their location, function or the affiliates to which they belong, as well as to third-party collaborators. The policy establishes standards for conduct and interactions with public officials, agencies and representatives of the public sector, as well as with private sector organizations and entities.

The company ensures compliance with this policy through various review processes and procedures under its Global Anti-Corruption Program.

Grifols enforces a zero-tolerance approach to bribery and corruption in an aim to maintain zero cases of corruption. The company does not tolerate any form of retaliation against individuals who, in good faith, report potential violations of applicable laws, rules and regulations or non-compliance with internal policies and procedures under the Anti-Corruption Program.

Grifols has established internal procedures that explicitly define acts considered as bribery and corruption, which includes a list of disciplinary actions, up to and including dismissal, applicable in the event of violations of its Anti-Corruption Policy.

In the absence of confirmed cases of corruption this year, the total amount of fines imposed is EUR 0.

Confirmed incidents of corruption in 2024: **0**

Reviewed interactions between staff and public officials or other professionals in 2024: **4,839**

Training

To ensure adherence to anti-corruption policies and procedures, Grifols implements an annual training plan approved by the Chief Executive Officer and the Compliance Officer. This plan is tailored to address the specific training needs of affiliates, business units and employees, and adapted to their unique requirements.

Grifols conducts regular training sessions across all affiliates, designed to align with their specific activities and characteristics. Delivered either in person or online, these sessions include updates and reminders based on risk assessments, as well as refresher courses for existing employees and onboarding training for new employees. In addition, all employees have continuous access to compliance policies and procedures via the corporate intranet.

The duration of training varies depending on the content and the target audience. Management, directors and supervisory bodies receive specific training tailored to their responsibilities.

89% Percentage of employees trained on business ethics

TRAINING ON CORRUPTION AND BRIBERY - GRIFOLS

	AMSB[1]	At risk Managers	At risk functions	Other own workers
Training coverage				
Total employees	19	1,524	10,221	9,523
Total receiving training in the reporting year	7	1,258	9,193	704
Delivery method and duration				
Clasroom training (hours)	1.6	1.6	1.6	1.6
Computer-based training (hours)	2	2	2	2

[1] Administrative, Management and Supervisory Bodies

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GRIFOLS
General | Environment | Social | Governance
Business Conduct | Annexes

TRAINING ON CORRUPTION AND BRIBERY - BIOTEST

	AMSB[1]	At risk Managers	At risk functions	Other own workers
Training coverage				
Total employees	4	42	192	1,968
Total receiving training in the reporting year	3	42	155	1,832
Delivery method and duration				
Clasroom training (hours)	0	0	1	NAP
Computer-based training (hours)	2	0.67	0.67	0.67

[1] Administrative, Management and Supervisory Bodies

Reviews

Compliance with the Anti-Corruption Policy is reinforced through a series of review processes tailored to the type of interaction. These reviews are guided by various internal procedures and supervised by the compliance function. Special attention is given to high-risk operations, including interactions with government officials, public bodies, healthcare professionals and healthcare organizations, where the analysis and management of potential conflicts of interest are prioritized. The review processes are designed to encompass the full scope of Grifols' market activities.

Audit

The Anti-Corruption Policy and Program are reviewed regularly by the internal audit function, which develops an annual audit plan based on a thorough risk analysis. In addition, external and independent audits are conducted to assess different aspects of Grifols' Global Anti-Corruption Program.

If a potential case of corruption is detected, the company promptly initiates an internal investigation, with the involvement of external legal advisors.

The Global Compliance Review Committee supports the Audit Committee of the Board of Directors in overseeing the Global Anti-Corruption Program.

The Board of Directors of Grifols, S.A. holds ultimate responsibility for ensuring compliance with the Anti-Corruption Policy and has delegated these oversight responsibilities to the Audit Committee.

Third-party management

Grifols' Global Anti-Corruption Program includes control mechanisms for third parties with whom the company intends to establish commercial or business relationships. Before initiating a commercial relationship, distributors, consultant, agents, brokers or other individuals or entities that are not part of Grifols and that are engaged or used by Grifols to:

(1) market, promote, sell and/or distribute Grifols' products; and/or

(2) provide services that enable or support the marketing, promotion, sale, distribution, reimbursement, registration, pricing and/or import-export of, or regulatory-related work for, Grifols' products and may involve any interactions with government officials undergo a thorough verification process comprising two phases: a first phase to ensure the legitimacy of the intended commercial relationship, and a second phase of due diligence, which includes an in-depth analysis of the third party, covering their organization, key employees, business practices, and reputation.

Contracts signed with third parties include anti-corruption obligations and an annex summarizing Grifols' Anti-Corruption Policy. Additionally, third parties are required to provide an annual certificate of compliance with the ethical standards outlined in the policy.

Certain third parties, such as international distributors, are also required to complete periodic online training on anti-corruption regulations, including the U.S. Foreign Corrupt Practices Act (FCPA).

Contracts include a clause granting Grifols the right to conduct audits, along with provisions allowing for the termination of business relationships in cases of non-compliance with anti-corruption laws, regulations and standards.

Grifols employees are responsible for continuously monitoring the daily activities of third parties under their management. The company's alert system for potential violations, coupled with an ongoing monitoring process, enables the swift identification, management and resolution of any warning signs.

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2024 Non-Financial Information Statement and Sustainability reporting 189 General Environment Social Governance Annexes Business Conduct Grifols Ethics Line and whistle-blower protection The Grifols Ethics Line is a communication channel established by the company to enable employees and external stakeholders–including customers, suppliers, contractors, consultants, business partners and their employees–to raise concerns about ethical issues or report conduct that may constitute a violation of applicable laws, regulations or internal policies, including those related to human rights. Reports can be made anonymously, verbally or in writing, and all communications are treated with the utmost confidentiality. “ Grifols supports whistle-blowers and encourages them to report concerns in good faith Grifols’ Ethics Line Policy underscores the company’s commitment to upholding the highest standards of ethics and business conduct, fostering a culture where employees and external stakeholders feel comfortable raising questions or concerns about Grifols’ conduct or practices without fear of retaliation. The policy also outlines Grifols’ approach to protecting whistle-blowers in order to support and encourage individuals to report concerns in good faith. It explicitly recognizes the risks of retaliation or victimization faced by whistle-blowers and commits to safeguarding their confidentiality and anonymity to the greatest extent possible, even if the reported concern or disclosure is ultimately unfounded. The policy further provides guidance on how to raise concerns and details the processes for reporting, investigation and remediation. All allegations received are handled in accordance with established standard operating procedures to ensure thorough and adequate investigations, with corrective actions taken as necessary. To ensure the proper functioning of this process, Grifols has appointed the Chief Internal Audit Officer as the person responsible for the Grifols Ethics Line (Global Ombudsperson). Additionally, where legally required, local communication channels have been established and designated individuals have been appointed to oversee them to ensure compliance with jurisdiction-specific requirements. Subject to local requirements for each jurisdiction, the timeframe to conduct the investigation and to provide feedback to the whistleblower should not exceed 3 months from the acknowledgement of receipt. Although Grifols intends to promptly handle and investigate all questions and concerns received, recognizes that certain factors, such as the complexity of the issue reported, may require a longer period for completion, thus, in cases of exceptional complexity, this deadline may be extended for a maximum of an additional 3 months. Grifols has a zero-tolerance policy for retaliation of any kind, including discrimination, against individuals who, in good faith, report violations of laws, regulations or internal policies and procedures, including the Code of Conduct and the Code of Ethics for Grifols Executives. Retaliation may result in disciplinary action, up to and including dismissal. Retaliation is defined as any direct or indirect action or omission occurring in a work-related context that causes or may cause unjustified harm or damage to an employee as a result of a report. Protection against retaliation also extends to co-workers, family members, or any other individuals who assist the whistleblower, legal entities owned by the whistleblower and entities with which the whistleblower is employed or maintains a professional relationship. This protection also applies to all individuals specified under applicable laws. Grifols promotes awareness of the Grifols Ethics Line across all its facilities, including plasma centers, by providing concrete information. Moreover, all Grifols employees are required to complete mandatory online training on the Grifols Ethics Line as part of the company’s corporate training platform. Employees involved in case management also receive specialized training on the channel’s operation and their responsibilities.

GRIFOLS
General | Environment | Social | Governance
Business Conduct | Annexes

NOTIFICATION PROCESS THROUGH GRIFOLS ETHICS LINE

- The Grifols Ethics Line is accessible 24 hours a day, 7 days a week, in 16 languages, via the Grifols corporate website, intranet and by phone. This channel has been in place since 2011.
- The Grifols Ethics Line has appropriate technical and organizational measures in place to protect the identity and ensure the confidentiality of data related to the individuals involved and any third parties mentioned in the information provided, particularly the identity of the whistleblower, if disclosed.
- The Grifols Ethics Line facilitates ongoing communication with whistle-blowers during investigations and if necessary, enables additional information to be requested to support the inquiry.

In 2024, Grifols received a total of 506 complaints through the Ethics Line, of which 199 were confirmed.

Out of 199 confirmed cases in 2024 (compared to 135 in 2023), 5 cases (5 in 2023) were identified as related to human rights violations, all of them linked to harassment within the organization. In all cases, the appropriate disciplinary measures were taken; verbal or written warning or suspension (4 cases), or coaching/training (1 case). Furthermore, during 2024, no allegations were received concerning corruption, money laundering, insider trading or customer data privacy.

NUMBER OF COMPLAINTS RECEIVED AND NUMBER OF CONFIRMED CASES

	Number of complaints received		Number of confirmed cases	
	2024	2023	2024	2023
Corruption or Bribery	0	0	0	0
Discrimination or Harassment	27	97	10	33
Customer Privacy Data	0	0	0	0
Conflicts of Interest	1	9	1	7
Money Laundering or Insider Trading	0	0	0	0
Environment, Health and Safety	12	7	2	2
Manufacturing / R&D / Patient and Donor Safety	4	6	2	4
Employee Relations	368	160	176	76
Others	94	84	8	13
Total	**506**	**363**	**199**	**135**

*In 2024, the reportable events catalog was updated as part of the Grifols Ethics Line review and update project initiated in 2023, following the approval of the new policy. To facilitate data comparison, cases received and confirmed during 2023 have been reclassified according to the new catalog categories.

Animal welfare

Grifols recognizes the intrinsic value of animals and respects society's ethical concerns regarding their use in research. Grifols' Animal Welfare Policy sets out welfare requirements based on the principle that animals should always be treated as living creatures, ensuring their use for research purposes is limited to areas that ultimately benefit human health.

When the use of animals is necessary to support the efficacy, safety or quality testing of Grifols' products or research programs, the company complies with and often exceeds mandatory regulations. Additionally, Grifols applies the principles of the 3Rs to ensure a high level of animal welfare:

- **Replacement:** Substituting live animals with inferior species, non-animal systems or animal-derived materials wherever feasible. New approaches, such as tissue engineering, stem cell technologies and computer modeling, are prioritized to replace animal models.
- **Reduction:** Minimizing the number of animals used by maximizing the scientific data obtained from each study. This includes adopting new methods and technologies that reduce the number of animals required while maintaining animal welfare.
- **Refinement:** Continuously improving animal welfare by developing methods and technologies that minimize unnecessary stress or discomfort. This includes enriching cage environments, keeping social animals in groups, and using medications and anesthetics to reduce or eliminate pain.

In line with the Animal Welfare Policy, Grifols commits to:

- Using animals only when regulatory and scientific justification is established, with strict ethical oversight
- Applying the internationally recognized 3R principles for the care and use of living animals and advocating for non-animal alternatives whenever possible
- Ensuring that projects involving live animals are evaluated and approved by competent authorities, with ethical considerations for animal use
- Maintaining approved facilities equipped to meet the housing and welfare needs of the species used and to conduct procedures efficiently while minimizing animal suffering
- Ensuring that employees involved in animal care and studies have appropriate education, training and technical competence to uphold animal welfare and comply with standards
- Undergoing inspections by national or local authorities to ensure compliance with legal requirements
- Conducting periodic, risk-based inspections of breeders, suppliers and third-party partners to verify compliance with the Animal Welfare Policy

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GRIFOLS
General | Environment | Social | Governance Business Conduct | Annexes

Political commitment and activities with advocacy groups

Grifols does not contribute to any political campaigns or political parties anywhere in the world.

Public affairs management

Advocacy is a legitimate activity and a fundamental part of the democratic process, allowing people to share their viewpoints and concerns with public officials. For Grifols, it entails interacting with and educating political leaders on the importance of plasma-derived medicines and the need for patients to have unrestricted access in healthcare centers.

The company's Code of Conduct and Anti-Corruption Policy establish guidelines and the appropriate standards of interaction between Grifols employees and public officials.

Grifols is committed to complying with the highest ethical standards in its dealings with public officials, including the obligation to act with the utmost integrity and transparency. In the U.S., Grifols complies with all federal, state and local regulations, regularly submitting transparency reports to the U.S. Congress as mandated by the Lobbying Disclosure Act (LDA). These reports outline the company's lobbying-related expenses, encompassing direct costs for external consulting services and a proportional allocation of Grifols employee salaries based on the time dedicated to performing these activities. These expenses do not include political donations, as Grifols does not contribute to political campaigns in the United States.

Grifols' lobbying disclosure reporting requirements are governed by standard operating procedures that cover its activities in the United States and European Union. The company does not make campaign contributions to political candidates or government officials, either directly or indirectly.

Grifols has formed part of the European Union's Lobby Transparency Register since 2019, adhering to the rules of conduct governing relations with EU institutions as articulated in its code of conduct. Through this register, the company is authorized to interact with EU institutions and communicate its activity and positions on EU policies. Grifols also takes an active role in public consultations related to health and industrial policies.

The company is also a member of three organizations that are listed in the European Union's registry: Plasma Protein Therapeutics Association (PPTA), European Confederation of Pharmaceutical Entrepreneurs (EUCOPE) and MedTech Europe.

Highlights in 2024

Advocacy for patients' rights in the U.S.

Grifols focused part of its efforts in 2024 on advocating for legislative changes in the U.S. Congress to increase patient access to plasma-derived medicines. Specifically, the company lobbied for modifications to the Medicare Part D program. At the same time, the company collaborated with patient organizations to support key legislative initiatives aimed at improving reimbursements and treatment options for patients with rare and orphan diseases in diverse care settings, including home care and specialized treatment centers

Actions in Europe

Grifols participates in health policy debates with a broad network of EU stakeholders to help improve people's access to health care. In 2024, the company closely monitored core healthcare policies and engaged with the key stakeholders and policymakers involved, sharing its expertise and vision to help improve the regulatory environment for plasma-derived products.

- Proposal for a Regulation on Human-Origin Substances (SoHO)
- Proposal for a Regulation and Directive on Pharmaceutical Legislation
- Critical Medicines Alliance

BREAKDOWN OF CONTRIBUTIONS

	2024	2023	2022
Lobbying expenditures in the U.S. as reported under the LDA	USD 1,450,000**	USD 1,080,000	USD 815,000
Estimated annual costs related to activities covered by the European Transparency Register	EUR 50,000 – 99,000	EUR 50,000 – 99,000	EUR 100,000

* U.S. data includes contributions at both federal and state levels. These figures do not include any contributions to public campaigns, as Grifols does not contribute to political campaigns in the United States.

** 2024 estimate.

191 2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 192 General Environment Social Governance Annexes Business Conduct Review of EU pharmaceutical legislation In 2023, the European Commission released a proposal to update general pharmaceutical legislation, which must follow its applicable legislative process in the Parliament and Council of the European Union. Grifols collaborates with different institutions and stakeholders to guarantee the proposal advances access to healthcare, promotes R&D investments in the European pharmaceutical space, and recognizes the unique nature and qualities of plasma-derived medicines. SoHO: proposal for a regulation on substances of human origin On July 17, 2024, the Official Journal of the European Union published Regulation (EU) 2024/1938 of the European Parliament and the Council, dated June 13, 2024, on quality and safety standards for substances of human origin (SoHO) intended for human use. Member States of the European Union have until 2027 to fully implement this directive. This regulation repeals Directives 2002/98/EC and 2004/23/EC, which established quality and safety standards for the donation, procurement, testing, processing, preservation, storage and distribution of cells and tissues. Critical Medicines Alliance Created in January 2024, the Critical Medicines Alliance (CMA) is an advisory body that brings together relevant stakeholders from EU Member States, key industries, civil society and the scientific community. Since most plasma-derived medicines are considered critical, Grifols participates in CMA discussions to identify supply-chain vulnerabilities. Management of relationships with suppliers Grifols enhances business resilience in its value chain through long-term relationships; adherence to codes of conduct, including the Supplier Code of Conduct, which suppliers must follow; and the promotion of sustainable practices that respect human rights, advance social progress and optimize supplier performance. As part of this commitment, Grifols introduced a new supplier pre-onboarding questionnaire in 2023 to assess different aspects related to ESG (environmental, social and governance) criteria. The questionnaire is scheduled to be updated in 2025 to align it with the latest regulations and trends in value chain due diligence. Continuous improvement in the identification and management of risks in the supply chain Grifols is working actively to implement new procedures, analytical tools, data control systems, and supplier management practices to expand its knowledge and gain greater control over its supply chain, in addition to enhancing its supplier evaluation and due diligence processes. In parallel, the company is incorporating improvements in response to recent regulatory developments, such as the requirements outlined in the Corporate Sustainability Due Diligence Directive (CSDDD). Through this proactive approach, Grifols is able to stay ahead of regulations and adopt industry best practices, reinforcing its commitment to sustainability and operational excellence. In 2024, Grifols conducted its first analysis to identify and assess ESG (environmental, social and governance) risks in its supply chain. This analysis was structured into three main phases. ● ESG risk assessment by country and industry: An in-depth analysis of the regulatory, social and environmental contexts in Grifols’ countries of operation was carried out, in addition to the identification of specific risks associated with each industrial sector where the company is present. ● ESG performance analysis of key suppliers: The ESG performance of key suppliers was assessed to identify risks in the supply chain, considering their potential negative impacts on the environment and society. ● Definition of an action plan: An action plan was defined to prevent and mitigate the identified risks based on the results of the above-mentioned evaluation and analysis.

2024 Non-Financial Information Statement and Sustainability reporting 193 General Environment Social Governance Annexes Business Conduct This process is enabling Grifols to significantly enhance its ESG risk identification procedures, while developing a broad range of effective mitigation and remediation measures to address the risks identified across its value chain. In 2024, Grifols hired an external consulting firm to assess the integration of ESG criteria into its Global Procurement system, as well as to design a new global ESG procurement framework, expected to launch in 2025. It includes several key initiatives including the implementation of a technological solution to identify, monitor and classify supplier ESG risks based on the identified risk levels. In addition, the tool will also enable the collection of specific supplier information and data. In addition, the company will update its master service agreement (MSA) used with its suppliers to include specific clauses addressing ESG factors and develop internal training programs, scheduled for implementation in 2025, to strengthen ESG competencies within the organization. These initiatives aspire to mitigate risks, as well as to support and guide suppliers with lower maturity in critical areas such as respect for human rights and the importance of reducing emissions. Recognizing that corporate responsibility extends beyond direct actions and in line with new challenges associated with the value chain, Grifols’ Global Procurement department has, since 2024, dedicated two individuals exclusively to managing risks and ESG criteria within its value chain. Supplier Code of Conduct Grifols requires all of its suppliers to comply with the applicable legislation in their countries of operation. It further reinforces this requisite with a Supplier Code of Conduct, which defines the minimum standards of ethical, social and environmental behavior that suppliers must adhere to. Framed from an ethical standpoint, the Code regulates conflicts of interest, fair competition, commercial controls, the fight against bribery, corruption measures, the acceptance of gifts, money laundering, product quality and safety, clinical trials and animal welfare, among others. In the areas of labor and human rights, it emphasizes respect for human rights and the promotion of fair treatment, and prohibits practices such as forced labor, modern slavery and child labor. The code also includes concrete guidelines on health and safety, environmental management and the development of sustainable management systems, ensuring responsible operations throughout the entire value chain. Global Procurement Policy Grifols’ Global Procurement Policy outlines the guidelines and common procedures for purchasing processes and supply strategies, ensuring that goods and services are procured through transparent, objective, timely, ethical and cost-effective decision-making. This policy establishes a consistent, unified framework for procurement processes across the entire organization, supporting more efficient risk management and ensuring total compliance with all internal and external policies, procedures and regulatory controls. Specifically, this policy includes criteria related to ethical, social, environmental and privacy standards aligned with health, safety and environmental policies. In addition, it promotes sustainable procurement principles within purchasing processes and ensures maximum transparency in supplier relationships, embedding the values outlined and supported by Grifols’ Human Rights Policy and Sustainability Policy. Ethical compliance and respect for human rights are among its fundamental pillars. To this end, all professionals involved in the process, whether Grifols employees or external suppliers, must adhere to the following principles throughout: compliance with laws and regulations; integrity, impartiality and fairness; transparency, confidentiality; and due diligence, among others. In addition, the policy promotes the integration of requirements, specifications and criteria compatible with environmental and societal protection into procurement processes.

2024 Non-Financial Information Statement and Sustainability reporting 194 General Environment Social Governance Annexes Business Conduct Supplier Qualification Management System Grifols’ Supplier Qualification Management System assures all raw materials undergo rigorous and continuous evaluation processes, including plasma from external suppliers and critical non-plasma suppliers. Grifols has a robust system of routine supplier audits to guarantee compliance with GMP (good manufacturing practices) regulations and quality standards in all of its business units. Global Procurement promotes long-term relationships, guarantees compliance with ethical standards via a Corporate Procurement Policy, and ensures the application of regular supplier evaluations and performance metrics. It is also responsible for analyzing active suppliers to determine which are significant and consequently subject to greater ESG scrutiny. In carrying out this classification, Grifols bases its analysis on the category and the annual spend generated with each supplier. In 2024, 43% of suppliers by spend (volume) were evaluated under ESG criteria. Overview of Grifols significant suppliers: Total number of significant suppliers in Tier 1 1,724 1,691 in 2023 Total number of suppliers assessed via desk assessments/on-site assessments 411 % of total spend on significant suppliers in Tier 1: 86% 84% in 2023 *Significant suppliers: suppliers identified as having substantial risks of negative ESG impacts, significant business relevance to the company or a combination thereof. Critical suppliers essential for the business are also included, although in most cases, these are only evaluated for their business relevance. * Tier 1 suppliers: suppliers that directly supply goods, materials or services (including intellectual property (IP) and patents) to the company. If not specified, suppliers are assumed to be Tier 1. Supplier payment practices at Grifols Grifols’ payment practices are designed to ensure clear, efficient processes that are aligned with its internal policies. They apply to both external suppliers and intercompany transactions, taking into account the specific needs of each type of supplier. Two main policies oversee Grifols’ payment practices: 1. Supplier policy: defines Grifols’ payment terms for external suppliers, including country-specific conditions and exceptions for certain suppliers, such as product licenses and professional services provided by individuals. The standard payment term is 90 days, with preferred payment methods including bank transfers and additional options like Supply Chain Finance. 2. Supplier policy for companies in the Grifols group: establishes payment terms between group companies, defining deadlines based on the supplier’s core activity and the buyer’s country, with 30 days as the standard payment term for services and rentals. Payments between group companies are made on a monthly basis, and any delays lead to the application of intercompany loans. By regions, payments are made as follows: ● Spanish suppliers of Spanish affiliates: payments are made on the 25th of each month, settling overdue invoices by the end of the month. ● Rest of suppliers for European and LATAM affiliates: payments are made every Wednesday for overdue invoices. ● Affiliates in the U.S. and Canada: payments are made every Wednesday for invoices due at the time of payment. Grifols has several practices in place to make sure small- and medium-sized enterprises (SMEs) are paid on a timely and predictable basis, reinforcing their financial stability and relationship with the company. These include reduced payment terms (30 to 60 days); prior approval by the Treasury Department; partial advances for specific projects or deliveries; supply chain finance; prioritization in payment schedules and fixed payment dates (e.g., the 15th or 25th of the month) to help SMEs manage their liquidity; process digitalization to reduce payment and approval delays; and transparent communication to quickly resolve issues. In 2024, the global the average payment period for suppliers was 51 days, compared to 71.60 days in 2023. As of December 31, 2024, Grifols has no pending legal processes related to late payments to suppliers. 1. The global APP (Average Payment Period) includes Europe and the U.S. The APP in Spain (consolidated) is 71 days, as reported in note 22 of the Annual Financial Statements. More details in “Social” chapter, “Patients and healthcare professionals” ESRS S-4.

GRIFOLS General | Environment | Social | Governance Business Conduct | Annexes

Alliance, associations and sponsorship

Grifols' alliances and partnerships are focused on strategic sectors such as the plasma industry, pharmaceuticals, medical technology, and biotechnology. The company's commitment is demonstrated through its support for key projects, advocacy for industry policies, and promotion of innovation. Grifols ensures that all initiatives align with high ethical and safety standards, ultimately benefiting both patients and the broader healthcare community.

Although not a material aspect for the company, Grifols is an official sponsor of UEFA Women's Football from the 2021/22 season until 2025, under a four-year agreement.

This sponsorship includes competitions such as the UEFA Women's Champions League, the UEFA Women's Euro and other women's tournaments. Grifols chose to support UEFA women's football as part of its commitment to gender equality and the development of a fairer and more sustainable future. The company believes that sport is a powerful platform for promoting equality, helping to develop skills and values that inspire young girls and empower women in the workplace and in society. The total sponsorship amount is EUR 3.12 M.

Activity	Involvement / commitment	2024 contribution
Plasma industry	Grifols supports various projects related to the plasma industry, including the joint promotion of a global code of conduct, educational campaigns, access to clinical treatments, procurement of plasma as a raw material, and awareness campaigns on rare diseases.	EUR 2,097,163
Pharmaceutical industry	Defense of policies and practices to promote the discovery of and access to life-enhancing medicines and vaccines for people around the world. Efforts to reinforce regulatory systems to ensure maximum safety throughout the value chain, from production to patient administration while acting ethically and professionally in alignment with Grifols Codes of Conduct.	EUR 238,596
Med-tech industry	Efforts to highlight the social value and contribution of medical technologies, facilitating their access to patients, healthcare professionals, operators and healthcare systems. Promotion of valuebased innovation to create more sustainable healthcare systems and meet the growing needs and expectations of health and medical-care systems. Adherence to the highest ethical standards for all training initiatives and interactions with healthcare professionals.	EUR 127,610
Biotechnology industry	Participation in national non-profit associations of several bio-tech firms, aimed at increasing their social awareness and promoting innovation by advocating for public policies that favor the growth of this essential industry.	EUR 77,787

Alliance and associations

- AECOC: Spanish Association of Manufacturers and Distributors
- AENE: Spanish Association of Manufacturers and Distributors of Enteral Nutrition Products
- AmCham: American Chamber of Commerce in Spain, China and Thailand
- ASEBIO: Spanish Association of Bio Companies
- BIOcom Life Sciences Organization of California: California association of bioscience companies and research institutes
- Biotechnology Innovation Organization (BIO): the world's premier biotech trade association whose membership includes industry firms, academic institutions and U.S. state-level centers and organizations
- CAEME: Argentine Association for Pharmaceutical and Biotech Products
- CBDL: Brazilian Chamber of In Vitro Diagnostics Companies
- EMIG: Ethical Medicines Industry Group
- EUCOPE: trade association representing small- to medium-sized pharmaceutical and med-tech firms in Europe
- EURORDIS: non-governmental patient-driven alliance representing 949 rare disease patient organizations in 73 countries
- Farmafluid: Spanish Association of Fluid Therapy and Parenteral Nutrition Pharmaceutical Laboratories
- Farmaindustria: Italian Association of Pharmaceutical Companies
- Global Business Alliance: an association of globally focused U.S. firms that promotes foreign investment in the country
- JACRI: Japanese Association of Clinical Reagents Industry
- LEEM: French industry association representing drug companies operating in France
- MedTech Europe: Trade association representing the medical technology industries, manufacturers of in vitro diagnostics and medical devices operating in Europe and diverse national associations
- National Health Council (U.S.): platform for diverse organizations to forge consensus and drive patient-centered health policy
- North Carolina BIO: trade association for North Carolina's life science industry whose membership includes companies and research institutions working in the pharmaceutical, medical device, diagnostic, clinical research and agricultural biotechnology sectors
- Pathology Technology Australia: Australian association of manufacturers and distributors of in vitro diagnostic reagents and systems.
- PPTA: Plasma Protein Therapeutics Association
- SIGRE: not-for-profit organization established to ensure proper environmental management of medicines and their packaging in the home
- SINDUSFARMA: Brazilian Association of Pharmaceutical Companies
- United States-Spain Council: An organization of U.S. and Spanish leaders who work to cultivate stronger ties between both countries

195 2024 Non-Financial Information Statement and Sustainability reporting

GRIFOLS
General | Environment | Social | Governance | Annexes
Cybersecurity and data protection

Cybersecurity and data protection

Ethics, transparency, honesty, integrity, independence, legal compliance, respect for human rights, safety and quality are the cornerstones of Grifols business conduct.

Impacts, risks and opportunities

Material IROs	Type	Description
CIBERSEGURIDAD		
Risk of data leaks due to the increase in cyberattacks	Negative impact, Own Operation	Information security risks have been on the rise in recent years as a result of cyberattacks and data breaches perpetrated by cybercriminals. To address this risk, Grifols has implemented a series of cybersecurity measures to help protect the personal data of everyone involved in its activity and operations.
Interruption of operations due to cyberattacks	Risk	Cyberattacks and cybersecurity failures that can lead to stoppages and disruptions during the manufacturing process.

Positive impact · Negative impact · Risk · Own Operation · Supply Chain

Managing impacts, risks and opportunities

The following policies, actions, metrics and targets allow Grifols to efficiently manage its main cybersecurity-related IROs.

Material Sub-topics	Policies	Actions	Metrics and Targets
Cybersecurity and data protection	• Cybersecurity Policy • Global Privacy and Data Protection Policy	• Employee training on cybersecurity • Incident management procedure • Procedure related to personal data incidents • Training for all employees, with concrete actions for those who routinely process personal data • Available by processing and/or group • Explanation of how and why Grifols uses personal data for different purposes	

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2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 197 General Environment Social Governance Annexes Cybersecurity and data protection Cybersecurity governance The Audit Committee on Grifols’ Board of Directors is responsible for supervising and evaluating the efficiency of the company’s cybersecurity management and control measures. The Committee is supported by the Internal Audit and Corporate Risk Management Division, whose director provides updates at least twice a year on cybersecurity control and management issues. Grifols’ chief cybersecurity governance and commitments are outlined in the Cybersecurity Policy, approved by the Board of Directors in 2023. The head of the Information Security Office (ISEC), reporting to the Chief Digital Information Officer, is charged with developing and implementing Grifols’ cybersecurity policies, standards and procedures, as well as supervising the roll-out and effectiveness of its information security management system. Grifols has the necessary resources to ensure a cyberenvironment supportive of its business priorities while complying with established cybersecurity objectives. All of Grifols’ cybersecurity initiatives align with the international framework of the U.S. National Institute of Standards and Technology (NIST) and ISO27001. In 2024, Grifols recorded no relevant cyberattacks, cyber-related thefts, loss of sensitive data nor damage to physical assets that affected the normal course of its operations. Cybersecurity management Identification and protection Grifols’ information security strategy is founded on a risk-based approach and implemented through the requisite procedures and tools to ensure that cybersecurity risks are appropriately identified, monitored and managed. The ISEC identifies the security initiatives and projects that should be implemented to achieve the company’s approved risk levels. These initiatives are outlined in the Security Master Plan, which is updated on a regular basis. Detection Grifols’ Security Operations Center (SOC) runs 24 hours a day, seven days a week, offering comprehensive coverage for security events across its data centers, perimeters and workstations. These services are activated upon receiving alerts from the security information and event management (SIEM) system, as defined by the Information Security Office. Grifols’ cyber-intelligence capabilities provide information on threat actors and their techniques and tools, allowing for the swift deployment of controls to prevent the success of cyberattacks. Response and recovery The incident response team intervenes when events detected by the SOC are likely to become security incidents. The team uses digital forensic analysis and incident response (DFIR) capabilities to analyze, contain and mitigate their risk, as well as prevent their recurrence. Grifols conducts regular tests to evaluate the response and recovery capabilities of tools, procedures and equipment.

2024 Non-Financial Information Statement and Sustainability reporting 198 General Environment Social Governance Annexes Cybersecurity and data protection Data protection The company complies with all applicable data-protection laws and regulations and works with suppliers that provide adequate guarantees and privacy measures. The Global Privacy and Data Protection Policy, mandatory for all employees, establishes a robust framework for the processing of personal data, as well as outlines all pertinent data protection and security principles. All employees receive training on the Global Privacy and Data Protection Policy as training and awareness are critical to protecting privacy. Additional training is also imparted to team members who process personal data as part of their regular job functions. In 2024, Grifols ensured that all employees whose roles include the processing of personal data had access to privacy training and awareness sessions. Specifically, more than 70% of these employees actually accessed these initiatives, including training on the necessary steps to take in the event of a security incident that could lead to a data security breach. Grifols has in place rigorous technical and organizational security measures to safeguard its organizational assets and users in a cyber-environment, as well as to protect the confidentiality of stakeholders’ personal data. For more details on privacy in clinical trials, please refer to the Innovation section. For more details on donor privacy, please refer to the donor section. Additional controls Grifols has an annual training and cybercommunication plan to bolster its information security management system and promote organization-wide awareness. This plan is updated to reflect new threats and the specific needs of Grifols’ business areas. Training sessions are mandatory and include phishing simulation exercises, among others, totest employees’ knowledge. In 2024, 78,24% of users registered in the Grifols Training Platform (GTP) completed global cybersecurity training. The company’s security certifications include ISO27001 and the National Security Scheme (ENS) for certain activities and group companies. Highlights in 2024 In 2024, Grifols conducted a thorough evaluation of its cybersecurity systems to assess the company’s strengths and weaknesses relative to industry standards, identify potential vulnerabilities and uncover areas for improvement. Simulated threat scenarios were carried out as part of this process, giving the organization valuable insights into its detection, protection and response capabilities. The evaluation’s findings enabled the company to design a clear roadmap of actions to reinforce its cybersecurity against current and future risks, ensuring operational resilience and the protection of critical data. Key areas of focus include: ● Update of the Cybersecurity Master Plan ● Continued reinforcement of industrial security ● Advances to promote a culture of cybersecurity awareness

2024 Non-Financial Information Statement and Sustainability reporting 199 General Environment Social Governance Annexes Risk management and control Risk management and control The Risk Control and Management Policy enhances confidence in Grifols’ ability to achieve objectives and strategic goals, reassuring patients, donors, employees, shareholders, customers, vendors and other stakeholders by anticipating, controlling and managing the risks to which Grifols is exposed. It establishes the basic principles, roles and responsibilities, and general framework for managing and governing risks, including sustainability risks and controls. This policy is implemented through a comprehensive risk control and management system based on COSO (Committee of Sponsoring Organizations of the Treadway Commission) principles, which include governance and culture, strategy and objective-setting, performance, review and revision, information, communication and reporting. The main features of Grifols’ risk control and management governance system and the process used to identify, evaluate and manage significant risks are outlined in the following section. Governance Framework The company has a clear organizational risk-governance framework, delineating risk-management responsibilities across all hierarchical levels. Governing Bodies The Board of Directors approves the Risk Control and Management Policy, delegating the Audit Committee to oversee the effectiveness of the risk control and management system. The Board of Directors is also responsible for determining the company’s risk appetite, defined as the nature and extent of risks that the company is willing to assume to achieve strategic objectives. THE IIA’S THREE LINES MODEL Governing body Accountability to stakeholders for organational oversight GOVERNING BODY ROLES: integrity, leadership, and transparency External assurance providers Governing body Management Actions inducing managing risk to achieve organizational objectives Internal Audit Independent assurance First line roles: Provision of products/services to clients, risk management Second line roles: Expertise, support, monitoring, and challenge on risk-related matters Third line roles: Independent and objective assurance and advice on all matters related to the achievement of objectives Accountability, reporting Delegation, direction. resources,eversight Alignment, communication, coordination, collaboration Keys:

2024 Non-Financial Information Statement and Sustainability reporting 200 General Environment Social Governance Annexes Risk management and control The Audit Committee, comprised exclusively of independent board members, oversees the effectiveness of Grifols’ risk management and internal control systems, both financial and non-financial. In this role, it ensures the main risks, including any operational, technological, cybersecurity, legal, social, environmental, political, reputational or corruption related risks, are adequately identified, managed and communicated. Additionally, the company established a Corporate Risk Committee in 2020 to ensure proper oversight of the assessment, management and monitoring of risks, as well as the integration of risk management into business processes. In 2024, Grifols implemented changes to create a more agile governance structure, streamlining the risk management process by discontinuing the Corporate Risk Committee and assigning its responsibilities to the CEO for day-to-day operations and, when required, to the Executive Committee. The Enterprise Risk Management (ERM) function supports the Audit Committee in overseeing the effectiveness of Grifols’ risk control and management system. The ERM function operates independently of senior management and is responsible for promoting, supporting, coordinating and verifying the application of the Risk Control and Management Policy. In alignment with other risk management initiatives, particularly those led by Sustainability, the ERM function assists the Audit Committee, CEO and Executive Committee in executing day-to-day activities related to the implementation of the risk management infrastructure, framework, approach, risk assessment, continuous monitoring and reporting processes. Both the Board of Directors and the Audit Committee meet periodically with those responsible for managing the company’s main risks, including the heads of Grifols business areas and assurance functions, in addition to external legal advisors and auditors. In 2024, the topics of discussion included cybersecurity, compliance, finance, and sustainability, among others. The Audit Committee’s oversight also includes guaranteeing the independence of Grifols’ internal audit function, ensuring it has sufficient resources and budget; presentations to the Board of Directors to approve or propose the Internal Audit function’s work orientation and annual work plan, ensuring that its main focus is on relevant risks; receive periodic RISK APPETITE FRAMEWORK As part of Grifols’ risk control and management system, the company developed a risk appetite framework to define acceptable levels of risk in alignment with its business objectives and market context. 1. The company identifies its top risks, for which risk appetite is defined. 2. The Board of Directors and senior management establish the risk appetite statements to formally articulate the degree of risk the company’s is willing to accept on identified top risks, using a rating scale from 1 “Averse” to 5 ”Tolerant”. 3. Risk appetite statements are translated into actionable risk metrics, with thresholds set at operational, tactical, and strategic levels. information on its activities; and verifying that top management takes into account the conclusions and recommendations of its reports. Additionally, the Sustainability Committee, acting under the auspices of the Board of Directors, is responsible for overseeing and ensuring adherence to the Sustainability Policy and managing the associated risks. Management Management’s responsibility for achieving organizational objectives includes both first- and second-line roles: ● The First Line comprises departments directly accountable for managing risks within the scope of their daily activities. Managers and staff in these departments: (i) identify and manage risks as part of their daily activities, ensuring that controls are in place and functioning effectively to achieve the company’s objectives; (ii) develop risk treatments and mitigation plans for risks exceeding the company’s risk appetite and develop key risk indicators to proactively monitor and manage risks; (iii) report risk events to the Second Line to support risk monitoring and evaluation; and (iv) collaborate with Internal Audit by providing relevant risk information for independent review, ensuring a robust and comprehensive risk management process. ● The Second Line refers to assurance functions that oversee or specialize in risk management and compliance that provide guidance, support and monitoring to ensure that the First Line is effectively managing risks. Its scope includes functions like quality assurance, compliance, internal control, sustainability information, technology security and Enterprise Risk Management (ERM). Internal Audit The Third Line, represented by the Internal Audit function, operates independently from management, reporting directly to the Board of Directors through the Audit Committee. This independence ensures that Internal Audit can provide independent and objective assurance and advice on the adequacy and effectiveness of governance and risk management, promoting the achievement of corporate objectives and continuous improvement. Additionally, Internal Audit communicates significant internal control deficiencies and proposed mitigation plans to senior management and the Audit Committee, ensuring that any issues are addressed promptly and effectively to maintain robust risk management. In 2024, as part of its annual plan activities, the Internal Audit function conducted an assessment of the current maturity of core ERM activities.

2024 Non-Financial Information Statement and Sustainability reporting 201 General Environment Social Governance Annexes Risk management and control Risk management process Grifols has a comprehensive and continuous risk control and management process to identify, evaluate and manage all relevant risks that Grifols faces or may face, as well as assure that risk considerations are integrated throughout the company. This process applies to Grifols, S.A. and its subsidiaries, encompassing all risk categories defined in the Risk Control and Management Policy. It comprises the following recurring activities: ACTIVITIES Communication and report Identify risks Risk response Assess risks Monitor risks APETITO AL RISK Risk identification and assessment Grifols reviews its risk exposure on a regular basis. Risk owners and assurance functions continuously identify risks to which the company is exposed in the ordinary course of its activities that could affect the achievement of its objectives. ERM utilizes these risk identification results to identify risks on an enterprise level. This process is supplemented with quarterly risk scans conducted by ERM to identify internal and external trends. These risk scans involve extensive analysis of external information sources, one-on-one discussions with management team members, senior executives, assurance functions and other employees, as well as monitoring the main risks (“top risks”) identified in the previous year based on the evolution of selected risk indicators. This process ensures thorough and continuously updated risk identification, incorporating insights from key internal stakeholders and various information sources, including climate change risk evaluations. In addition to assessing current and evolving risks, ERM evaluates emerging risks that could impact the company’s ability to achieve its long-term objectives over a three- to five-year horizon. These emerging risks and their potential effect on the company are further analyzed to determine if they should be prioritized as top risks. The identified risks are classified according to the risk taxonomy defined in the Risk Control and Management Policy and evaluated in terms of impact and likelihood of occurrence. To prioritize the risks, ERM completes risk scoring considering the risks’ speed and interdependencies. The updated list of top risks proposed by ERM is submitted for review and approval by the Executive Committee, which prioritizes those risks requiring immediate response and/or increased oversight. The list is subsequently presented to the Audit Committee and/or the Board of Directors, providing the basis for the risk management priorities for the following year. Risk response Based on the risk assessment results, management evaluates the appropriate responses and prioritizes mitigation efforts. By considering the prioritization assessment and weighing the benefits against the costs, risk owners determine the necessary measures and internal control procedures to prevent, avoid or minimize risks. For top risks, ERM identifies and evaluates the existing controls to ensure that risk remains at an acceptable level within the defined risk appetite. If the residual risk exceeds the defined risk appetite, the risk owners must develop a risk mitigation plan. This plan must be validated by ERM and the corresponding assurance function. The Executive Committee receives regular status updates on the progress made in implementing these mitigation plans. Risk monitoring and reporting Risk owners and assurance functions continuously monitor risks to identify changes in the external and internal environment that might increase the impact or likelihood of a risk beyond acceptable levels, as defined by the risk appetite framework. For “top risks”, ERM monitors changes in risk exposure using key risk indicators, with reporting thresholds aligned to the established risk appetites. ERM periodically submits reports on “top risks” to the CEO, Executive Committee and Audit Committee throughout the year. These include details on existing control measures, planned risk mitigation actions, risk factors and emerging risks. This process facilitates dynamic and agile discussions on risk management strategies and oversight. Indentify risks

2024 Non-Financial Information Statement and Sustainability reporting 202 General Environment Social Governance Annexes Risk management and control Main risks The table below outlines Grifols’ main risks (“top risks”) for 2025, which remain largely unchanged from those identified for 2024. Other ESG-related risks, not all at the level of top risks, are disclosed in detail in their specific chapters. Risk Assessment and Mitigation Activities Cybersecurity Information security risks have been on the rise in recent years due to an increase of cyber-attacks and data breaches perpetrated by cybercriminals, insiders or affected third parties, leading to business interruptions and the exposure of sensitive data. To this end, the company has implemented a comprehensive information security management system. Aligned with international standards and best practices, it establishes clear objectives, roles and responsibilities, as well as policies and procedures to: (i) identify and assess cybersecurity threats; (ii) protect critical assets; (iii) detect and respond to cybersecurity threats; and (iv) recover business processes affected by a cybersecurity incident. See chapter Cybersecurity and data protection for more information Financial Leverage Ratio A high level of indebtedness could have significant adverse effects on Grifols’ business, making the company more vulnerable to economic downturns and restricting its ability to make strategic acquisitions or exploit other business opportunities (among other impacts). In 2024, Grifols executed several transactions to advance its balance sheet improvement process in line with its key priorities of enhancing cash flow generation and proactively and prudently managing debt maturities and levels. Research and Development of Products Research and development represents a significant aspect of Grifols’ business, whose core R&D objectives are to (i) discover and develop new products, (ii) research new applications for existing products and (iii) improve manufacturing processes to improve yields, safety and efficiency. The company faces various obstacles to successfully translate these efforts into profitable products, including, but not limited to, the successful development of an experimental product for use in clinical trials; the design of clinical study protocols acceptable to the FDA and other regulatory agencies; the successful outcome of clinical trials or its ability to scale its manufacturing processes to produce commercial quantities. Despite this, in 2024 the company achieved innovation milestones and set the course for long-term success by accelerating its R&D pipeline with the aim of enhancing its product offering, adding new indications and bringing new products to market. See chapter Innovation at Grifols for more information Disruptive Changes in Main Products Grifols faces significant market competition. Its current and future competitors may increase their sales, lower their prices, change their distribution model or improve their products, undermining Grifols’ product sales and market share. To address these challenges, the company is actively engaged in innovation scouting to analyze the competitive and technological landscape, identify emerging threats and develop strategies to mitigate these risks. See chapter Innovation at Grifols for more information IT Governance Ineffective IT governance poses significant risks in today’s data-driven world, including data breaches, regulatory non-compliance, operational inefficiencies, financial losses and hindered innovation. To ensure effective IT governance, the company is enhancing its comprehensive IT governance framework in alignment with international standards and best practices. Ethics and Integrity Grifols’ business is subject to extensive government regulation and oversight in its numerous markets of operation. The promotion, marketing and sale of pharmaceutical products and medical devices is highly regulated and subject to increasing governmental supervision around the world. This regulatory and oversight trend is expected to continue. The company has enacted anticorruption, anticompetition, privacy, healthcare and corporate compliance policies and procedures to govern its business practices, including distributors and suppliers. See chapter Ethics, integrity and human rights are at the heart of Grifols’ corporate culture for more information Supply Chain A significant disruption in Grifols’ supply of plasma could have a material adverse effect on its business and growth plans. Most of its revenue relies on its access to U.S. source plasma (plasma obtained through plasmapheresis), the main raw material for Grifols’ plasma derivative products. Over the last few years, pursuant to the implementation of its business strategy, Grifols acquired plasma collection centers in the U.S., Europe and Canada. In 2024, the company continued to expand its network of plasma collection centers, particularly in the United States, while also implementing initiatives to increase plasma and manufacturing efficiencies. As most of its plasma is sourced internally, Grifols is well positioned to ensure the availability of plasma for its manufacturing needs and the quality of plasma throughout the production process. The full description of Grifols’ risks is publicly available in the 20F report, which is updated every year.

2024 Non-Financial Information Statement and Sustainability reporting 203 General Environment Social Governance Annexes Risk management and control Risk Assessment and Mitigation Activities Manufacturing Concentration The company’s production capacity is highly concentrated in a few manufacturing plants, making it vulnerable to disruptions from extreme weather events (e.g., hurricanes, droughts, floods) and critical accidents (e.g., fires, explosions). These disruptions could lead to financial losses and operational downtime. To mitigate these risks, the company has established the following mitigation action plans: (i) the manufacturing plants are licensed by various regulators, providing the flexibility to perform processes interchangeably; (ii) disaster recovery plans are in place; and (iii) the manufacturing plants are insured against extreme weather events and critical accidents. See chapter Climate Change - Adaptation for more information U.S. Biopharma Pricing and Demand The existence of direct and indirect price controls and pressures over Grifols’ products have affected, and may continue to affect, its ability to maintain or increase gross margins. Proposed U.S. federal and state legislation have targeted drug pricing, including direct negotiations with manufacturers over price, reimbursement and discounts. Plasma protein therapeutics have been excluded from certain aspects of the several legislations. However, there is a continuing risk that Grifols’ products may be subject to new pricing restrictions. Despite these challenges, the company has experienced robust revenue growth across key geographies, along with margin expansion driven by product mix, lower cost per liter and operational leverage. The achievement of key innovation milestones and the acceleration of the research and development pipeline to enhance the product portfolio, introduce new indications and bring new products to market will help mitigate the potential impact of price controls and pressures. Talent Retention and Attraction Grifols’ future success depends on its ability to retain members of its senior management and capacity to attract, retain and motivate qualified personnel. The company is highly dependent on the core members of its executive and scientific teams. For this reason, the recruitment and retention of qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to its success. The company has established a comprehensive rewards model to enhance employees’ experience built upon four main pillars: compensation and benefits, development, recognition, and positive work environment. Additionally, work climate surveys are conducted periodically to gather regular feedback from employees, with mitigation plans implemented based on the survey results. See chapter Our people for more information Integration of Advanced Technologies Adopting new technologies, such as artificial intelligence and cloud computing, offers both opportunities and risks. These technologies have the potential to disrupt existing business models and necessitate substantial investments in new skills and infrastructure. Ineffective integration of these technologies could adversely affect our competitive position and financial performance. Digital innovation is a core hub in Grifols’ operations, allowing the company to detect market opportunities and better compete in today’s fast-paced business landscape See chapter Innovation at Grifols - Digital innovation for more information Product Safety and Quality Noncompliance with quality and safety regulations could potentially harm the health and safety of patients, donors and/or participants in clinical trials, lead to product liability claims or product recalls, resulting in significant financial losses and negative reputation impacts. The company has a robust quality management system and vigilance system for medical devices, pharmacovigilance and surveillance system and clinical quality system See chapter Patients and healthcare professionals - Striving for excellence in our value chain for more information

GRIFOLS General | Environment | Social | Governance Risk management and control | Annexes

Emerging Risks

Grifols' risk management process includes the identification and evaluation of emerging risks, understood as new risks or risks which, although known, arise in a new or unfamiliar context and could wield a potential long-term impact on the company's activity.

Risk	Impacto potencial	Plan de acciones mitigadoras
Growing Trade Protectionism / Economic Nationalism The escalating trade tensions between the United States and China present a complex and multifaceted risk to Grifols' operations given its substantial presence in both markets. Although difficult to anticipate, these tensions are expected to intensify in the near future, driven by the new U.S. administration's policies aimed at protecting domestic economic interests, and China's growing focus on achieving self-sufficiency in key industries, including the plasma industry.	The U.S. and China may adopt protectionist measures to safeguard their respective economies. These policies could include higher tariffs on imported goods, stricter import restrictions, and incentives to boost domestic production. Such measures could adversely impact the company's sales and profitability, disrupt its supply chain, increase operational costs, reduce the competitiveness of Grifols products in these markets, and potentially restrict market access.	To mitigate these risks, the company is adopting proactive risk management strategies and continuous monitoring geopolitical developments. This includes diversifying of manufacturing and supply chain across different regions, reducing reliance on any single country or region and enhancing resilience against supply chain disruptions. Additionally, through the strategic alliance with Haier Group following the sale of a 20% equity stake in Shanghai RAAS (SRAAS), the company and SRAAS have extended their exclusive albumin distribution agreement over the next 10 years, with guaranteed minimum volumes between 2024 and 2028, with an option to extend the agreement until 2044.
Advanced Cybercrime Threats The landscape of cyberattacks is continuously evolving, characterized by increasing complexity and innovation. The integration of artificial intelligence and quantum computing with conventional cyber threats is expected to significantly enhance both the sophistication and frequency of these attacks. As a global healthcare company, Grifols is particularly exposed to cyberattacks due to the high value of medical and pharmaceutical records. Its increasing reliance on digital storage and exchange of sensitive data further exacerbates this vulnerability.	Future cyberattacks on Grifols' IT systems may result in the loss of financial data or operational disruptions, which could materially and adversely affect its business, financial condition, future operational results and reputation.	Grifols' current main cybersecurity measures are outlined in the "Cybersecurity" chapter. To address advanced cybercrime risks, the company is implementing additional controls and automated detection and response systems, and continuously scanning new intrusion prevention and detection tools. If these measures fail to prevent system or data damage, the company has response and recovery programs, and insurance coverage for cyber risks.

Promoting a risk culture

A solid risk culture is essential for organizations to effectively identify, assess and manage the risks that could impact their operations. Grifols delivers training and awareness programs to encourage employees throughout the organization to identify risks and work to actively mitigate them, as well as promotes transparent communications among employees in risk related functions.

Grifols has established a comprehensive risk culture in alignment with its corporate strategy, which encompasses the following elements:

- **Training:** Grifols develops and imparts training and awareness-raising plans to ensure employees have a solid theoretical foundation and practical knowledge of environmental issues, health and safety, compliance, cybersecurity, crime prevention, pharmacovigilance and quality, among other risk areas.

Members of the Audit Committee receive regular training on new governance requirements and trends. Additionally, another non-executive member of Grifols' Board of Directors has proven experience in risk management and control and, from his leadership role, contributes to fostering a risk management culture throughout the company.

- **Transparent communication:** Grifols organizes regular meetings with risk managers and workshops and surveys with other employees to encourage transparent communication regarding its corporate risks.
- **Integration of risk criteria in product development:** Grifols incorporates risk criteria into the intellectual property and quality requirements followed throughout the product development and approval processes.

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GRIFOLS
General | Environment | Social | Governance Taxation | Annexes

Taxation

Grifols' aproach

- We believe taxes are essential to promoting social progress.
- Our corporate structures are based on commercial and industrial rationale, aligned with our business activity and backed by tangible impact.
- Grifols has no presence in territories qualified as tax havens.

3 core levers

Tax policy

Governance

Legal compliance

Principles and good practices

Grifols' fiscal commitment

Grifols is firmly committed to driving economic, social and industrial progress through compliance with applicable tax legislation in its countries of operation, paying its fair share in jurisdictions where it creates value. Its corporate structures are based on commercial and industrial rationale, aligned with its business activities, and backed by tangible impact. Grifols has no presence in territories classified as tax havens.

Grifols' Tax Policy defines the principles guiding its fiscal management. As a key aspect of corporate responsibility, taxation is overseen by the Board of Directors, whose responsibilities include approving and regularly monitoring the group's Tax Policy to ensure alignment with its business operations and sustainability commitments. Grifols' senior management, under the supervision of the Board, is tasked with developing the group's tax strategy and compliance framework. That said, other organizational areas, engaged in both routine and non-routine tasks, may contribute to its implementation.

TAX CONTRIBUTION IN 2024

EUR 749 M
Tax contribution

EUR 348 M
Taxes borne

EUR 401 M
Taxes collected

408 M EUR
U.S.

222 M EUR
Spain

65 M EUR
Ireland

53 M EUR
Germany

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2024 Non-Financial Information Statement and Sustainability reporting 206 General Environment Social Governance Annexes Taxation The company strives to develop cooperative relationships with tax authorities grounded in respect, transparency and mutual trust. On October 26, 2018, Grifols’ Board of Directors adhered to Spain’s Code of Good Tax Practices, underscoring its unequivocal commitment to transparency, good faith and cooperation. As part of its commitment to transparency, the company regularly reports its tax strategy and taxes paid. In addition, it also reports and details controversies and possible litigation in tax matters, if any, in the Consolidated Annual Accounts and in information to market regulators. Governance Grifols’ Board of Directors, mainly composed by independent directors, approves the Risk Control and Management Policy, which outlines the core principles and framework to identify, evaluate, monitor and manage all types of risks, including tax risks, faced by the company and its affiliates. The Audit Committee supervises the effectiveness of internal control, internal auditing and risk management systems, including those related to tax issues. It regularly reviews these systems to ensure that key risks are adequately identified, managed and reported. The Internal Audit Department assists the Audit Committee by: ● Guaranteeing adequate risk-management processes and risk assessment. ● Evaluating risk-management processes, including oversight of controls and procedures. The Corporate Risk Committee oversees the responsibilities of Grifols’ leadership team in risk assessment, management and control, ensuring the integration of robust risk management processes within the established system. Legal compliance Grifols complies with current tax legislation in its countries of operation and the OECD Guidelines for Multinational Enterprises. In the United States, the company complies with, subscribes to and reports on the Tax Control Framework Questionnaire (2019), prepared by the U.S. Internal Revenue Service (IRS). This initiative complements the OECD Model Control of Tax Risks standard by including a self-assessment mechanism to cover core elements in the tax risk management and control system. The principles guiding Grifols’ risk management and control system are subject to tax risks, which fall under the category of legal and regulatory risks. Grifols Tax Policy ● Tax compliance is a pillar of Grifols’ economic contribution and social commitment. Its compliance policy and best practices in taxation issues are publicly available on the corporate website. The payment of required taxes fully aligns with the economic activities in all jurisdictions where the Group operates. ● Grifols has no operations in territories classified as tax havens, and its business transactions with third parties based in these or any other territories form part of its ordinary industrial and commercial activity. ● Grifols rejects artificially shifting results to these territories or taking advantage of the information opacity that these territories may offer in alignment with the taxation principles and recommendations of the OECD’s Committee on Fiscal Affairs on international taxation matters. Transparency in tax-related matters is a core principle of Grifols’ tax policy. ● Grifols avoids significant tax risks through internal information and control systems that ensure tax matters are efficiently and expertly managed. ● Grifols’ tax policy is guided by the reasonable and careful interpretation of the tax regulations in force in each jurisdiction. ● Grifols consults with reputable independent tax advisors before making any business decisions that could have fiscal repercussions. ● Grifols has a transfer pricing policy for all transactions with related parties in line with the principles of the main competent organizational bodies. This policy is reviewed annually to avoid any deviation from these principles. ● Grifols understands and supports taxation that adequately correlates with the structure and location of its activities, resources, and human resources and the business risks assumed. ● Grifols does not use artificial structures unrelated to its activity to reduce its tax burden or profit sharing. ● Grifols fosters a cooperative and fluid relationship with tax authorities founded on respect for the law, trust, good faith, reciprocity and cooperation. ● Grifols collaborates with the competent tax authorities to seek solutions to achieve certainty and stability in the tax criteria applied by public administrations and to prioritize non-litigious means of resolving disputes. ● Grifols is committed to transparency, doing its utmost to provide complete information and documentation requested by tax administrations in the shortest timeframe possible. ● Grifols implements internal management systems to ensure proper compliance with its tax obligations, including those arising from the new global minimum tax system promoted by the OECD (“Pillar 2”). ● On October 26, 2018, Grifols’ Board of Directors adhered to the Code of Good Tax Practices.

GRIFOLS | General | Environment | Social | Governance Taxation | Annexes

Tax contribution

Grifols uses the Total Tax Contribution methodology

Reflecting its commitment to transparency, Grifols reports its tax contribution from three different perspectives: contribution by tax, tax value distribution and contribution by geographical area. For this purpose, Grifols follows PwC's Total Tax Contribution (TTC) methodology, which measures the total impact of tax payments made by a company.

This methodology aligns with the OECD's approach, which emphasizing the importance of the role of businesses in the tax system, both as taxpayers (input taxes) and tax collectors on behalf of third parties (taxes collected). The scope of this analysis covers Grifols' main countries of operation: Spain, the United States, Ireland and Germany. Taxes are classified as follows:

- **Profit taxes:** taxes borne on profits earned by companies such as corporate income tax, business tax and taxes levied as withholding taxes on payments to third parties.
- **Property taxes:** taxes on the ownership, sale, transfer or occupancy of property.
- **People (or Employment) Taxes:** employment-related taxes both borne and collected, including employee income tax withholdings and social security payments payable by both Grifols and the employee.
- **Taxes on products and services:** indirect taxes on the production and consumption of goods and services, including VAT and customs duties.
- **Environmental taxes:** taxes on the supply, use or consumption of products and services that are considered to impact the environment.

Tax value distribution

Grifols' diverse activities generate direct and collected taxes, which are paid to global tax authorities. In general terms, these highly integrated activities can be classified into net interest, wages and salaries, taxes (input and collected) and shareholder value.

The distributed tax value (DTV) ratio shows the percentage of Grifols' value generation that is allocated to pay taxes borne and collected from Public Administrations.


2024
Profit after tes
19%
Net financial interests
20%
Taxes collected
13%
VFD 24% 2024
Taxes borne
11%
37%
Wages and salaries (net of taxes collected)

The DTV ratio stands at **24%** globally for Grifols. This means that **24%** of the value generated by Grifols has been contributed to the public treasury through **taxes paid (11%) and taxes collected (13%).** In other words, out of every **EUR 100** of value generated in 2024, Grifols has allocated **EUR 24** toward tax payments.

TOTAL TAX CONTRIBUTION IN 2024

EUR 749 M

Total tax contribution in 2024

EUR 348 M

reflecting a **6%** increase over 2023 and a **60%** increase over the last 3 years.

EUR 401 M

a **9%** increase compared to 2023 and an **18%** increase over the past 3 years

Taxes on profits account for **43%** of the taxes paid.
70% of the taxes paid and collected are related to employment:
49% of taxes paid and **86%** of taxes collected.

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General | Environment | Social | Governance Taxation | Annexes

Tax contribution by geographic area

Grifols' tax policy establishes responsible conduct in tax matters, embracing principles consistent with those set forth in OECD Guidelines for Multinational Enterprises (2011). The policy explicitly states that Grifols has no presence in jurisdictions classified as tax havens, and its commercial operations with third parties in these territories or any other territories form part of its ordinary manufacturing and commercial activity.

Grifols is taxed on the profits generated in each of its countries of operation. Spain, the United States, Ireland and Germany account for more than 70% of the group's global revenue. These countries are also where its main industrial installations and R+D+i facilities are located.

Grants

The grants received are mainly allocated to initiatives focused on employee training and job creation.

Thousands of Euros	Grants
U.S.	18,292
Spain	494

	Profit* (Thousands of euros)	Taxes paid** (Thousands of euros)	Total tax contribution***	%
U.S.	346,380	77,690	408 M	55%
Spain	45,276	43,646	22 2M	30%
Ireland	314,190	42,307	65 M	9%
Germany	87,743	14,572	53 M	7%
RoW	57,252	11,293	NAP	NAP

* Profit after tax in 2024, excluding dividends and impairments or disposals in Group Companies.

** Net tax payable for the 2024 fiscal year (Corporate income tax)

*** Total Tax Contribution (TTC) in the United States: the exchange rate applied was 1.039 euros/dollar. In the U.S., the total contribution decreased compared to the previous year due to adjustments made under the operational improvement plan. The calculation of the Total Tax Contribution excludes Biotest and other entities from RoW.

TAX CONTRIBUTION ACCORDING TO GRIFOLS' OPERATIONS


IRELAND*
3%
Total tax contribution ratio (10% VFD)
U.S.
44%
Total tax contribution ratio (24% VFD)
GERMANY
46%
Total tax contribution ratio (36% VFD)
SPAIN**
177%
Total tax contribution ratio (41% VFD)

Note: The Total Tax Contribution (TTC) ratio is an indicator of the cost of taxes paid in relation to the profits obtained. The calculation is made as the percentage of taxes paid relative to the profit before those taxes in each territory, taking into account the aggregate figures of the entities involved in the study.

*Ireland: Although the ratio is significantly lower than in other territories, a notable trend has been observed. It was not possible to calculate the TTC ratio in the previous fiscal year since the company recorded negative results. Ireland has also seen a significant increase in its Total Tax Contribution (+29% compared to 2023).

**Spain: the TTC ratio is distorted (close to 100%) due to the exclusion of profits from Grifols' divestitures in 2024 and the payment of related taxes abroad. As a result, the ratio reflects that Grifols' tax payments in Spain are close to the Profit Before Tax in this territory.

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CONTENIDOS Annexes Indices of content according to regulations 210 Content required by the Law 11/2018. of December 28 210 Disclosure requirements in ESRS covered by the Sustainability statement (ESRS 2 - IRO 2) 214 Data points that are included and derive from other EU legislation (ESRS 2 - BP 2) 218 Methodologies 222 Calculation of the adjusted and unadjusted pay gap 222 Total Tax Contribution 224 Glossary and abbreviations 225 Independent Review Report 228

GRIFOLS General | Environment | Social | Governance | Annexes
Indices of content according to regulations

Indices of content according to regulations

Content required by the Law 11/2018, of December 28

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
General information			
A brief description of the business model that includes its business environment, its organization and structure	Material	4-8, 175-180	ESRS 2 SBM1 ESRS 2 SBM2 ESRS 2 SBM3 ESRS 2 GOV1
Markets in which it operates	Material	5-6	
Objectives and strategies of the organization	Material	9-11	
Main factors and trends that can affect its future evolution	Material	202-204	
Reporting framework used	Material	19-20	
Principle of materiality	Material	15-18	
Environmental Issues			
Management approach: description and results of the policies related to these issues, as well as the main risks related to those issues related to the group's activities.	Material	23-25, 37, 39, 56, 61, 69, 71	GOV-4 IRO-1 E1.IRO-1 E2.IRO-1 E3.IRO-1 E4.IRO-1 E5.IRO-1 E1-2 E1-3 E2-1 E2-2 E3-1 E3-2 E4-2 E4-3 E5-1 E5-2
Detailed general information			
Detailed information on the actual and predictable effects of the company's activities on the environment and, when applicable, health and safety.	Material	37, 56, 61, 69, 71	ESRS 2 IRO-1 E1.IRO-1 E2.IRO-1 E3.IRO-1 E4.IRO-1 E5.IRO-1
Environmental assessment or certification procedures	Material	24	ESRS 2 BP2
Resources dedicated to the prevention of environmental risks	Material	26	E1-3 E2-2 E3-2 E4-3 E5-2
Application of the precautionary principle	Material	23	ESRS 2 MDR - A
Amount of provisions and guarantees for environmental risks	Material	25	GRI 3-3
Contamination			
Measures to prevent, reduce or repair emissions that seriously affect the environment; considering any form of activity-specific air pollution, including noise and light pollution	Not material	56-60	E2-2
Circular Economy and Waste Prevention and Management			
Prevention, recycling, reutilization and other recovery and waste disposal measures.	Material	71-80	E5-2 E5-5
Actions to fight food waste	Not material	-	E5-2

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LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
Sustainable Use of Resources			
Water consumption and supply in accordance with the local limitations	Material	61-68	E3-4
Consumption of raw materials and measures taken to improve the efficiency of their use	Material	71-74, 77	E5-2 E5-4
Direct and indirect energy consumption	Material	45-47, 50-55	E1-5 E1-2 E1-3
Measures taken to improve energy efficiency	Material	42-43, 45-47	E1-5
Use of renewable energy	Material	42-43, 45-47	E1-5
Climate Change			
Greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	Material	41-44, 48-50	E1-6
Measures taken to adapt to the consequences of climate change	Material	41	E1-3
Voluntary measures for medium and long-term reduction goals to reduce greenhouse gas emissions and the means implemented for this purpose	Material	40, 42, 43, 48-49	E1-4
Biodiversity Protection			
Measures taken to preserve or restore biodiversity	Not material	69-70	E4-1 E4-3
Impacts caused by activities or operations in protected areas	Not material	69-70	E4.SBM-3 E4.IRO-1 E4-5
Social and Personnel matters			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	83, 179, 202-203	GOV-4 IRO-1 S1-1 S1-2 S1-3 S1-4 ESRS 2 IRO 1
Employment			
Total number and distribution of employees by country, gender, age and professional category	Material	85, 102-110	S1-6 S1-9 GRI 2-7 GRI 2-8
Total number and distribution of employment contract modalities and annual average of indefinite contracts, temporary contracts and part-time contracts by gender, age and professional category	Material	102-110	S1-6 GRI 2-7 GRI 2-8
Number of dismissals by gender, age and professional classification	Material	114-115	S1-6 GRI 401-1
Average remuneration and its evolution disaggregated by sex, age and professional classification or equal value	Material	122-126	S1-10 S1-16 GRI 405-2
Gender gap, the remuneration of equal or average company jobs	Material	100-101, 126-127	S1-16
Average remuneration of directors and executives, including variable remuneration, allowances, allowances, payment to long-term savings forecasting systems and any other perception disaggregated by sex	Material	121, 126, 181-182	GRI 2-19 GRI 3-3
Implementation of policies work disconnection	Material	82-83, 88	S1-1
Number of employees with disabilities	Material	96, 98	S1-12
Organization of Work			
Organization of working time	Material	88-89	S1-15
Number of hours of absenteeism	Material	115-117	GRI 3-3 GRI 403-9 GRI 403-10
Measures aimed at facilitating the enjoyment of conciliation and promoting the co-responsible exercise of these by both parents	Material	82-83, 87-88, 120-121	S1-4 S1-15
Health and Safety			
Health and safety conditions at work	Material	90-91	S1-1 S1-14
Occupational accidents, their frequency and severity, as well as occupational diseases; disaggregated by gender	Material	122-123	S1-14 GRI 403-9 GRI 403-10

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Indices of content according to regulations

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
Social Relationships			
Organization of social dialogue including procedures for informing and consulting staff and negotiating with them	Material	86-87, 89	S1-8
Mechanisms and procedures that the company has to promote the involvement of workers in the management of the company, in terms of information, consultation and participation	Material	89-90	S1-8
Percentage of employees covered by collective agreement by country	Material	89	S1-8
Balance of collective agreements, particularly in the field of health and safety at work	Material	89-90	S1-8 S1-14
Training			
Policies implemented in the field of training	Material	83, 92-95	S1-1 S1-13
Total number of training hours by professional category	Material	117-119	S1-13 GRI 3-3 GRI 404-1
Universal accessibility			
Integration and universal accessibility of people with disabilities	Material	98	S1-1 S1-12
Equality			
Measures taken to promote equal treatment and opportunities for women and men	Material	83, 96, 99-100	S1-4 S1-9
Equality plans, measures taken to promote employment, protocols against sexual and gender harassment	Material	97-101	S1-1 S1-4
Policy against all types of discrimination and, when applicable, diversity management	Material	83, 96-101	S1-1 S1-9
Respect for human rights			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	128, 183-184	GOV-4 IRO-1 S1-1 S1-2 S1-3 S1-4 ESRS 2 IRO 1
Aplicación de procedimientos de diligencia debida			
Application of due diligence procedures in the field of human rights and prevention of risks of violation of human rights and, where appropriate, measures to mitigate, manage and repair possible abuses committed	Material	130, 185-186, 189-190	ESRS 2 GOV 4 S1-1
Complaints for cases of human rights violation	Material	129, 190	S1-17
Measures implemented to promote and comply with the provisions of the ILO fundamental conventions related to respect for freedom of association and the right to collective bargaining; the elimination of discrimination in employment and occupation; the elimination of forced or compulsory labor; the effective abolition of child labor	Material	83, 129, 185	S1-1
Fight against corruption and bribery			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	183-184	G1-1 ESRS 2 IRO 1
Measures taken to prevent corruption and bribery	Material	184, 186-188, 190	G1-3
Measures to fight money laundering	Material	186-190	G1-3
Contributions to foundations an NGOs	Material	195	GRI 2-28 GRI 201-1 GRI 415-1
Information about society			
Management approach: description and results of the policies related to these matters as well as the main risks related to those issues linked to the group's activities.	Material	131, 147, 192-194, 202-203, 205-206	GOV-4 IRO-1 S3-1 S4-1 G1-1 ESRS 2 IRO 1

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Indices of content according to regulations

LAW 11/2018 CONTENT INDEX			
Information requested by the Law 11/2018	Materiality	Page number(s)	Reporting criteria
Commitment of the company to sustainable development			
The impact of the company's activity on employment and local development	Material	137-145	ESRS 2 SBM 3 S3-1 S3-4
The impact of society's activity on local populations and in the territory	Material	137-145	ESRS 2 SBM 3
The relations maintained with the actors of the local communities and the modalities of the dialogue with these	Material	13 - 14, 132	S3-2
Partnership or sponsorship actions	Material	13, 139, 141, 144-145	GRI 3-3 GRI 201-1
Subcontracting and suppliers			
Inclusion in the purchasing policy of social, gender equality and environmental issues	Material	192-194	G1-1
Consideration in the relations with suppliers and subcontractors of their social and environmental responsibility	Material	192-194	G1-2
Supervision and audit systems and their results	Material	150-152, 194	GRI 414-2 GRI 308-2
Consumers			
Measures for the health and safety of consumers	Material	150-154	S4-4
Complaint systems, complaints received and resolution thereof	Material	154	S4-3
Tax information			
Profit obtained country by country	Material	208	GRI 207-4
Taxes earned on benefits paid (per country)	Material	208	GRI 207-4
Public grants received (per country)	Material	208	GRI 201-4
EU Taxonomy	Material	28-36	KPIs developed according to the methodology described in this report

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Indices of content according to regulations

Disclosure requirements in ESRS covered by the Sustainability statement (ESRS 2 - IRO 2)

Appendix B
List of datapoints in cross-cutting and topical standards that derive from other EU legislation
This appendix is an integral part of the ESRS 2. The table below illustrates the datapoints in ESRS 2 and topical ESRS that derive from other EU legislation.

DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
GENERAL DISCLOSURES			
ESRS 2 General disclosures			
Basis for preparation	DR BP-1	General basis for preparation of sustainability statements	19-20
	DR BP-2	Disclosures in relation to specific circumstances	19-20
Governance	DR GOV-1	The role of the administrative, management and supervisory bodies	20, 176-181
	DR GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	20-21, 180
	DR GOV-3	Integration of sustainability-related performance in incentive schemes	25, 181-182
	DR GOV-4	Statement on due diligence	21
	DR GOV-5	Risk management and internal controls over sustainability reporting	20-21
Strategy	DR SBM-1	Strategy, business model and value chain	4-9, 175
	DR SBM-2	Interests and views of stakeholders	13-14
	DR SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	17-18, 37-39, 56, 61, 69, 71, 82, 128, 131, 146, 163, 183, 196, 202-204
Impact, risk and opportunity management	DR IRO-1	Description of the process to identify and assess material impacts, risks and opportunities	15-17, 201-202
	DR IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	214-218
	MDR-P	Policies adopted to manage material sustainability matters	24, 40, 56, 61, 69, 72, 83, 129, 131, 147, 164, 184, 196
	MDR-A	Actions and resources in relation to material sustainability matters	24, 40, 56, 61, 69, 72, 83, 129, 131, 147, 164, 184, 196
Metrics and targets	MDR-M	Metrics in relation to material sustainability matters	24, 40, 56, 61, 69, 72, 83, 129, 131, 147, 164, 184, 196
	MDR-T	Tracking effectiveness of policies and actions through targets	24, 40, 56, 61, 69, 72, 83, 129, 131, 147, 164, 184, 196
TOPIC-SPECIFIC ENVIRONMENTAL STANDARDS			
ESRS E1 Climate change			
Governance	DR related to ESRS 2 GOV-3	Integration of sustainability-related performance in incentive schemes	25
Strategy	DR E1-1	Transition plan for climate change mitigation	41
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	37, 39
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	15-17, 38, 201-202
	DR E1-2	Policies related to climate change mitigation and adaptation	24, 40
	DR E1-3	Actions and resources in relation to climate change policies	26-27, 40-42
Metrics and targets	DR E1-4	Targets related to climate change mitigation and adaptation	43
	DR E1-5	Energy consumption and mix	45-47, 50-55. Quantitative energy-related information is reported in kilowatt hours (kWh). To obtain data in Mega-Watt- hours (MWh), the value must be divided by 1000.
	DR E1-6	Gross Scopes 1, 2, 3 and Total GHG emissions	44, 48-50
	DR E1-7	GHG removals and GHG mitigation projects financed through carbon credits	44
	DR E1-8	Internal carbon pricing	44
	DR E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities	39

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
ESRS E2 Pollution			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material pollution-related impacts, risks and opportunities	15-17, 201-202
	DR E2-1	Policies related to pollution	56-57
	DR E2-2	Actions and resources related to pollution	26-27, 56-57
Metrics and targets	DR E2-3	Targets related to pollution	56-57
	DR E2-4	Pollution of air, water and soil	58-60. Soil and air pollution is not material.
	DR E2-5	Substances of concern and substances of very high concern	58. Not material.
	DR E2-6	Anticipated financial effects from pollution-related impacts, risks and opportunities	Grifols is working to expand this information.
ESRS E3 Water and marine resources			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material water and marine resources-related impacts, risks and opportunities	15-17, 201-202
	DR E3-1	Policies related to water and marine resources	61-62
	DR E3-2	Actions and resources related to water and marine resources	26-27, 61-62
Metrics and targets	DR E3-3	Targets related to water and marine resources	61-62
	DR E3-4	Water consumption	63-68
	DR E3-5	Anticipated financial effects from water and marine resources-related impacts, risks and opportunities	Grifols is working to expand this information.
ESRS E4 Biodiversity and ecosystems			
Strategy	DR E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	Not material
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	69
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of processes to identify and assess material biodiversity and ecosystem-related impacts, risks and opportunities	15-17, 201-202
	DR E4-2	Policies related to biodiversity and ecosystems	Not material
	DR E4-3	Actions and resources related to biodiversity and ecosystems	Not material
Metrics and targets	DR E4-4	Targets related to biodiversity and ecosystems	Not material
	DR E4-5	Impact metrics related to biodiversity and ecosystems change	Not material
	DR E4-6	Anticipated financial effects from biodiversity and ecosystem-related risks and opportunities	Not material
ESRS E5 Resource use and circular economy			
Impact, risk and opportunity management	DR related to ESRS 2 IRO-1	Description of the processes to identify and assess material resource use and circular economy-related impacts, risks and opportunities	15-17, 201-202
	DR E5-1	Policies related to resource use and circular economy	72-73
	DR E5-2	Actions and resources related to resource use and circular economy	26-27, 72-76
Metrics and targets	DR E5-3	Targets related to resource use and circular economy	72
	DR E5-4	Resource inflows	74. Grifols is working to expand this information.
	DR E5-5	Resource outflows	75
	DR E5-6	Anticipated financial effects from resource use and circular economy-related impacts, risks and opportunities	Grifols is working to expand this information.
TOPIC-SPECIFIC SOCIAL STANDARDS			
ESRS S1 Own workforce			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13-14, 84
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	82-83

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
Impact, risk and opportunity management	DR S1-1	Policies related to own workforce	83, 185
	DR S1-2	Processes for engaging with own workforce and workers' representatives about impacts	89 - 90
	DR S1-3	Processes to remediate negative impacts and channels for own workforce to raise concerns	83-84, 97-98, 185, 189-190
	DR S1-4	Taking action on material impacts on own workforce, and approaches to managing material risks and pursuing material opportunities related to own workforce, and effectiveness of those actions	82-83
Metrics and targets	DR S1-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	82-83
	DR S1-6	Characteristics of the undertaking's employees	102-115
	DR S1-7	Characteristics of non-employees in the undertaking's own workforce	Grifols is working to expand this information.
	DR S1-8	Collective bargaining coverage and social dialogue	89
	DR S1-9	Diversity metrics	102, 104, 106, 108-109
	DR S1-10	Adequate wages	86-87
	DR S1-11	Social protection	87-88
	DR S1-12	Persons with disabilities	96
	DR S1-13	Training and skills development metrics	117-118, 120
	DR S1-14	Health and safety metrics	90-91, 122-123. Grifols is working to report information related to non-employees and value chain workers.
	DR S1-15	Work-life balance metrics	120-121. Grifols is working to expand this information.
	DR S1-16	Remuneration metrics (pay gap and total remuneration)	100-101, 123-127
	DR S1-17	Incidents, complaints and severe human rights impacts	97-98, 189-190
ESRS S2 Workers in the value chain			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	128, 130, 185
Impact, risk and opportunity management	DR S2-1	Policies related to value chain workers	129-130
	DR S2-2	Processes for engaging with value chain workers about impacts	129-130
	DR S2-3	Processes to remediate negative impacts and channels for value chain workers to raise concerns	129, 189-190
	DR S2-4	Taking action on material impacts on value chain workers, and approaches to managing material risks and pursuing material opportunities related to value chain workers, and effectiveness of those action	128, 192-193
Metrics and targets	DR S2-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	129
ESRS S3 Affected communities			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13-14, 132
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	131
Impact, risk and opportunity management	DR S3-1	Policies related to affected communities	131-132
	DR S3-2	Processes for engaging with affected communities about impacts	134-137
	DR S3-3	Processes to remediate negative impacts and channels for affected communities to raise concerns	134-137, 189-190
	DR S3-4	Taking action on material impacts on affected communities, and approaches to managing material risks and pursuing material opportunities related to affected communities, and effectiveness of those actions	137-145
Metrics and targets	DR S3-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	131

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DISCLOSURE REQUIREMENTS		CONTENTS	PAGE NUMBER
ESRS S4 Consumers and end-users			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13-14, 148
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	146
Impact, risk and opportunity management	DR S4-1	Policies related to consumers and end-users	147
	DR S4-2	Processes for engaging with consumers and end-users about impacts	147-148, 155-157, 159-162
	DR S4-3	Processes to remediate negative impacts and channels for consumers and end-users to raise concerns	189-192
	DR S4-4	Taking action on material impacts on consumers and end-users, and approaches to managing material risks and pursuing material opportunities related to consumers and end-users, and effectiveness of those actions	147, 150-162
Metrics and targets	DR S4-5	Targets related to managing material negative impacts, advancing positive impacts, and managing material risks and opportunities	147
Entity-specific topic: Innovation			
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13-14, 164
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	163, 172, 203
Impact, risk and opportunity management	RD relacionado con ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	15-17, 201-202
TOPIC-SPECIFIC GOVERNANCE STANDARDS			
ESRS G1 Business conduct			
Governance	DR related to ESRS 2 GOV-1	The role of the administrative, supervisory and management bodies	20, 176-181, 199
Impact, risk and opportunity management	RD relacionado con ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	15-17, 201-202
	RD G1-1	Business conduct policies and corporate culture	184-190, 205
	RD G1-2	Management of relationships with suppliers	192-194
	RD G1-3	Prevention and detection of corruption and bribery	184, 186-188
Metrics and targets	RD G1-4	Incidents of corruption or bribery	187, 190
	RD G1-5	Political influence and lobbying activities	191-192
	RD G1-6	Payment practices	194
Entity-specific topic: Cybersecurity			
Governance	DR related to ESRS 2 GOV-1	The role of the administrative, supervisory and management bodies	197
Strategy	DR related to ESRS 2 SBM-2	Interests and views of stakeholders	13-14
	DR related to ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	196-198, 202
Impact, risk and opportunity management	RD relacionado con ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	15-17, 201-202

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Data points that are included and derive from other EU legislation (ESRS 2 - BP 2)

Disclosure Requirement and related datapoint	SFDR (¹) reference	Pillar 3 (²) reference	Benchmark Regulation (³) reference	EU Climate Law (⁴) reference	Page
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	x		x		177-178
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			x		177-178
ESRS 2 GOV-4 Statement on due diligence paragraph 30	x				21
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	x	x	x		NAP
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	x		x		NAP
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	x		x		NAP
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			x		NAP
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				x	41
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)		x	x		41
ESRS E1-4 GHG emission reduction targets paragraph 34	x	x	x		43
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	x				45-47, 50-55
ESRS E1-5 Energy consumption and mix paragraph 37	x				45-47, 50-55
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	x				45-47, 50-55
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	x	x	x		48-49
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	x	x	x		49-50
ESRS E1-7 GHG removals and carbon credits paragraph 56				x	43
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			x		37-38, 41
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a) ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).		x			39
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).		x			39
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			x		39
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	x				58-60. Soil and air pollution is not material.

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Disclosure Requirement and related datapoint	SFDR (1) reference	Pillar 3 (2) reference	Benchmark Regulation (3) reference	EU Climate Law (4) reference	Page
ESRS E3-1 Water and marine resources paragraph 9	x				61-62
ESRS E3-1 Dedicated policy paragraph 13	x				61-62
ESRS E3-1 Sustainable oceans and seas paragraph 14	x				61-62
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	x				63-68
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	x				63-68
ESRS 2- IRO 1 - E4 paragraph 16 (a) i	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (b)	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (c)	x				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	x				Not material
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	x				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	x				Not material
ESRS E5-5 Non-recycled waste paragraph 37 (d)	x				78-79
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	x				78-79
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	x				128, 193, 203
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	x				128, 193, 203
ESRS S1-1 Human rights policy commitments paragraph 20	x				83, 185-186
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			x		83, 185-186
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	x				83
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	x				90-91
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	x				189-190
ESRS S1-14 Number of fatalities and number and rate of work- related accidents paragraph 88 (b) and (c)	x		x		122-123
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	x				122-123
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	x		x		126-127
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	x				100
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	x				97-98, 189-190
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	x		x		83, 185
ESRS 2- SBM3 - S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	x				83, 193
ESRS S2-1 Human rights policy commitments paragraph 17	x				129
ESRS S2-1 Policies related to value chain workers paragraph 18	x				129-130

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Disclosure Requirement and related datapoint	SFDR (¹) reference	Pillar 3 (²) reference	Benchmark Regulation (³) reference	EU Climate Law (⁴) reference	Page
ESRS S2-1Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	x		x		83, 185
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			x		129-130
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	x				129, 192-193
ESRS S3-1 Human rights policy commitments paragraph 16	x				131-132
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	x		x		132
ESRS S3-4 Human rights issues and incidents paragraph 36	x				132, 134
ESRS S4-1 Policies related to consumers and end-users paragraph 16	x				147
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	x		x		147
ESRS S4-4 Human rights issues and incidents paragraph 35	x				147, 150, 154
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	x				184-186
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	x				189-190
ESRS G1-4 Fines for violation of anti- corruption and anti-bribery laws paragraph 24 (a)	x		x		187
ESRS G1-4 Standards of anti- corruption and anti- bribery paragraph 24 (b)	x				187-190

(1) Regulation (EU) 2019/2088 of the European Parliament and of the Council of 27 November 2019 on sustainability-related disclosures in the financial services sector (Sustainable Finance Disclosures Regulation) (OJ L 317, 9.12.2019, p. 1).
(2) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (Capital Requirements Regulation "CRR") (OJ L 176, 27.6.2013, p. 1).
(3) Regulation (EU) 2016/1011 of the European Parliament and of the Council of 8 June 2016 on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds and amending Directives 2008/48/EC and 2014/17/EU and Regulation (EU) No 596/2014 (OJ L 171, 29.6.2016, p. 1).
(4) Regulation (EU) 2021/1119 of the European Parliament and of the Council of 30 June 2021 establishing the framework for achieving climate neutrality and amending Regulations (EC) No 401/2009 and (EU) 2018/1999 ('European Climate Law') (OJ L 243, 9.7.2021, p. 1).
(5) Commission Delegated Regulation (EU) 2020/1816 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards the explanation in the benchmark statement of how environmental, social and governance factors are reflected in each benchmark provided and published (OJ L 406, 3.12.2020, p. 1).
(6) Commission Implementing Regulation (EU) 2022/2453 of 30 November 2022 amending the implementing technical standards laid down in Implementing Regulation (EU) 2021/637 as regards the disclosure of environmental, social and governance risks (OJ L 324,19.12.2022, p.1.).
(7) Commission Delegated Regulation (EU) 2020/1818 of 17 July 2020 supplementing Regulation (EU) 2016/1011 of the European Parliament and of the Council as regards minimum standards for EU Climate Transition Benchmarks and EU Paris-aligned Benchmarks (OJ L 406, 3.12.2020, p. 17).

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Methodologies

Methodologies

Calculation of the adjusted and unadjusted pay gap

Comments on the calculation and methodology

The following groups were excluded from the calculation:

- CEO
- Non-Executive Chairman
- Partial retirees
- Expatriates or employees on assignment
- Employees in Grifols foundations
- Plasmavita Healthcare, since it is not fully integrated into Grifols' systems and policies

To ensure the consistency and representativeness of the data, the following individuals were excluded from the analysis:

- Individuals who worked 0.00 hours (due to sick leave, unpaid leave, parental leave and other situations), since this prevented the calculation of the hourly pay ratio.
- Individuals who worked very few hours (due to sick leave, unpaid leave, parental leave and other situations), and whose salary components include significant variable allowances (e.g., bonus payments or disability child allowances), since this would result in an unrealistic hourly pay ratio.
- Individuals whose gender was not identified or classified as unknown or non-binary.

In total, 19,363 people were included in the pay-gap calculation, with the following distribution by country:

- United States: 13,355
- Spain: 4,303
- Germany: 1,297
- Ireland: 408

The pay gap was calculated in accordance with Delegated Regulation (EU) 2023/2772 of the Commission, dated July 31, 2023, which supplements Directive 2013/34/EU of the European Parliament and of the Council regarding the rules for the presentation of sustainability information, published on December 22, 2023 (hereinafter, "Delegated Regulation").

In accordance with the aforementioned Delegated Regulation: "The company shall disclose the percentage of the pay gap between female and male employees," with the gender pay gap defined as "the difference between the average pay levels of female and male employees, expressed as a percentage of the average pay level of male employees."

The calculation of the gender pay gap was based on the formula defined by the regulation:

$$\frac{\text{(Average hourly pay of women- Average hourly pay of men)}}{\text{Average hourly pay of men}}$$

To calculate the average remuneration, the base salary, additional fixed allowances and other types of compensation–whether in cash or in kind—received directly or indirectly by the employee ("supplementary or variable components'") were taken into account.

To ensure greater consistency, it was verified that the considered remuneration met the requirements outlined in the Delegated Regulation for the ratio comparing the total annual remuneration of the highest-paid individual with the average total annual remuneration of all employees (excluding the highest-paid individual). This includes: (i) base salary, (ii) cash benefits, (iii) in-kind benefits, and (iv) direct compensation, including long-term cash benefits.

The remuneration considered was divided by the number of hours worked during the period in order to measure remuneration per unit of time.

Based on the above, the 2024 fiscal year is not comparable to previous years, which considered 100% of the fixed salary.

The Delegated Regulation specifies that the company may disclose a breakdown of the gender pay gap, as defined above, by employee category, country or segment.

The information was consequently classified by country (Spain, United States, Ireland and Germany) and professional category (Executives, Directors, Senior Management, Management, Senior Professionals, Administrative Staff/Manufacturing Operators).

The company may also disclose information on how objective factors such as job type and country of employment might influence the gender pay gap.

Unlike the "unadjusted" pay gap, adjusted pay gaps allow for isolating the effect of salaries from the differences between men and women, both in their socioeconomic characteristics (age, seniority, education level, etc.) and their positions (functional area, business unit, working conditions, etc.). For this reason, adjusted pay gaps serve as a more reliable indicator of whether men and women receive "equal pay for equal work."

To this end, the adjusted pay gap was estimated using a multiple linear regression model, which quantifies the relationship between the predictor variables ($X_{i1}, X_{i2} \ldots Xi_M$) and the dependent variable (W_i) through a single equation, aiming to better understand and explain the driving mechanisms behind this relationship.

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Methodologies

In this equation, W_i represents the total hourly wage of employee i, transformed to its logarithmic value, while Gender (Genderi) is a dichotomous variable equal to 1 if male and 0 if female.

$$ln(W_i) = \beta_0 + \beta_1 * Sexo_i + \sum_{j=2}^{M} \beta_j * X_{ij} + \mu_i$$

The econometric calculation of the adjusted pay gap considered the following variables:

- Age: categorical variable (under 25, between 25 and 35, between 35 and 45, between 45 and 55, and over 55).
- Seniority: categorical variable (less than 5, between 5 and 10, between 10 and 15, between 15 and 25 and more than 25).
- Area: categorical variable that includes all geographic areas in which employees are distributed (varies by country).
- Business unit: categorical variable that includes all business units in which employees are distributed (varies by business unit).
- Professional level: categorical variable that includes the various levels coded by categories (from Level 02 to Level 14).
- Performance rating: categorical variable based on performance scores (from 0 to 5).
- Educational level: categorical variable (Level 1 to Level 7).
- Type of contract: categorical variable (permanent or temporary).
- GEODIF: categorical variable based on the applied differential percentage.
- Type: categorical variable (plasma and non-plasma) only included in the analysis of the U.S. market.
- Shift: dichotomous variable based on working conditions, equal to 1 if the person worked shifts, and 0 if they did not.

Each model involves selecting variables, eliminating those deemed unnecessary and retaining only those that significantly contribute to predicting the dependent variable.

Once the model is developed, the coefficient for the Gender variable is interpreted. Its magnitude is expressed as a percentage and reveals how much the salary increases (or decreases) for being male.

The presence of an adjusted pay gap does not necessarily indicate gender discrimination. The difference may stem from additional factors (e.g., job responsibility, tenure or timing of promotion), or from missing or improbable data in the sample. As an example, individuals in higher professional categories typically earn higher salaries, yet a deterministic relationship between professional category and salary cannot be established in all cases.

A EUR/USD exchange rate of 1 euro = 1.0389 USD was applied in the preparation of the consolidated data, as per the Resolution of December 31, 2024 from the Bank of Spain, which publishes the euro exchange rates provided by the European Central Bank for that date. These rates are considered official under Article 36 of Law 46/1998, December 17 on the Introduction of the Euro.

To ensure confidentiality and protect personal data, pay gap information is not disclosed for professional categories with fewer than four (4) individuals of each gender.

In certain cases with small groups, the adjusted pay gap data is not displayed due to insufficient statistical significance in the econometric model. In these instances, only the unadjusted pay gap data is provided.

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2024 Non-Financial Information Statement and Sustainability reporting

2024 Non-Financial Information Statement and Sustainability reporting 224 General Environment Social Governance Annexes Methodologies Bases for the preparation: scope and methodology – Total Tax Contribution Purpose and scope The “Fiscal Contribution” section included in the “Financial Performance” chapter provides information on the taxes paid by the Grifols Group globally in 2024 in a clear and concise manner. Disclosures includes data from the following territories: Spain, the United States, Ireland, and Germany as the most relevant in terms of their business volume and presence within the Grifols Group. The measurement used data obtained from information systems following the PwC Total Tax Contribution (TTC) methodology. In addition to the amounts indicated, other tax payments may have been omitted because they are not individually identified in the information systems and/or are not significant in terms of materiality. TTC methodology The Total Tax Contribution methodology measures the total impact of a company’s tax payments. This assessment is made from the perspective of total tax contributions paid directly to the different public administrations as a result of the Grifols Group’s economic activity. In general, the TTC methodology allocates both input and output taxes to each tax year on a cash basis. The following points should be kept in mind regarding this methodology: 1. It distinguishes between taxes that are a cost to Grifols and taxes collected. Taxes borne are taxes paid by Grifols to the governments of countries in which it operates. These taxes represent an effective cost for Grifols, such as taxes on profits and certain environmental taxes. The taxes collected are those that have been received as a result of Grifols’ economic activity, without representing a cost to the Group other than that of its management. These include withholdings from workers due to income tax, VAT, and other taxes on products and services. Nonetheless, these amounts are paid into public coffers as a result of Grifols’ economic activity and therefore should be included in the analysis since they represent tax revenue stemming from Grifols’ operations. 2. TTC framework classifies taxes under 5 categories for clarification purposes: (i) Profit taxes: taxes borne on profits earned by companies such as corporate income tax, business tax and taxes levied as withholding taxes on payments to third parties. (ii) Property taxes: taxes on the ownership, sale, transfer or occupancy of property. (iii) People (or Employment Taxes): employment-related taxes both borne and collected, including employee income tax withholdings and social security payments payable by both Grifols and the employee. (iv) Taxes on Products and Services: indirect taxes on the production and consumption of goods and services, including VAT and customs duties. (v) Planet (Environmental Taxes): taxes on the supply, use or consumption of products and services deemed to affect the environment. 3. It includes all tax payments made to public administrations Readers should take into account that figures detailed in this report include tax payments made to public administrations for items whose characteristics make them tax-related, although they have not been classified as such for cyclical or historical reasons. Readers should also take into consideration that figures in this report exclude other amounts that, based on the methodology and reports issued by the OECD and other international administrations, are not considered a tax contribution.1 4. Profit before taxes assumptions made during the preparation of this report The amount of profit before tax excludes intercompany dividends to avoid duplicating the same income of various entities in the case of its distribution as dividends to other Grifols entities. This calculation enables reflecting the objective amount of profit before taxes at country levels and calculating the objective ETRs, as dividends are usually subject to beneficial tax treatment compared to the other types of income (i.e. “participation exemption” regime). 5. There are certain particularities with regard to value added tax (VAT) and equivalent taxes Value added tax (and equivalent taxes) is characterized as a tax on products and services collected, the amount of which reflects the result of net payments made by Grifols to the tax authorities in its jurisdictions of operation in the corresponding period. In calculating VAT, the country-specific figure indicated for this concept includes the positive amount paid to the corresponding tax authorities, resulting from subtracting the VAT accrued from the amount of VAT deducted. No figure shall be shown for this item in cases in which the net amount resulting from subtracting VAT accrued from VAT deducted for an entire year and country is negative due to a refund. On the other hand, VAT amounts that are not refundable because the value chain cannot be continued by means of the reverse charge instrument shall be considered as input tax on products and services, since they represent a cost for the company. 1. Main sources of Total Tax Contribution Methodology: • https://www,oecd,org/tax/tax-policy/oecd-classification-taxes-interpretative-guide,pdf • http://www,ifs,org,uk/mirrleesReview/design

2024 Non-Financial Information Statement and Sustainability reporting 225 General Environment Social Governance Annexes Glossary and abbreviations Glossary and abbreviations • Alpha-1 antitrypsin deficiency (AATD): inherited disease characterized by low levels or no alpha-1 antitrypsin (AAT) in the bloodstream. In its normal function, this protein is generated in the liver, released in the bloodstream and diffused to other organs such as the lungs. • Albumin: the most abundant protein found in plasma (approximately 60% of human plasma). Produced in the liver, it is important in regulating blood volume by maintaining the oncotic pressure of the blood compartment. • Alzheimer’s disease (AD): the most common form of dementia, AD is an incurable, degenerative and terminal disease first described in 1906 by German psychiatrist and neuropathologist Alois Alzheimer. • Anti-thymocyte globulin (ATG): blood serum with antibodies that bind with human T-cells, administered to patients before a stem cell transplant to destroy T-cells and decrease the risk of graft-versus-host disease. • ASFA: American Society for Apheresis, an organization of physicians, scientists and allied health professionals dedicated to promoting apheresis medicine for patients, donors and professionals through education, evidence-based practice, research and advocacy. • Autoimmune disease: condition in which the immune system mistakenly attacks healthy cells. • Babesiosis/Babesia virus: disease caused by microscopic parasites that infect red blood cells. • Beta-amyloid: protein strongly implicated in Alzheimer’s diseases as the main component of certain deposits found in the brains of AD patients. • Bullous pemphigoid: autoimmune disease that appears when the immune system attacks the skin and causes blisters, more common among the elderly. • CIDP (chronic inflammatory demyelinating polyneuropathy): neurological disorder which causes gradual weakness, numbness, pain in the arms and legs, and difficulty in walking. • Cirrhosis: medical condition resulting from advanced liver disease, characterized by generation of liver tissue by fibrosis (scar tissue) and regenerative nodules (lumps that occur due to attempted repair of damaged tissue). • Cognitive impairment: alterations in thinking, learning, memory, judgment and decision making. • COVID-19: infectious disease caused by a new coronavirus strain, with ”CO” short for corona, “VI” for virus and ”D” for disease. • ELISA: enzyme-linked immunosorbent assay. • EMA: European Medicines Agency • Factor VIII or FVIII: an essential blood clotting factor also known as anti-hemophilic factor (AHF). In humans, factor VIII is encoded by the F8 gene. Defects in this gene lead to hemophilia A, a sex-linked disease occurring predominantly in males. FVIII concentrated from donated blood plasma or recombinant FVIII (rFVIII) can be administered to hemophiliacs to restore hemostasis. • Factor IX: an important blood clotting factor also known as Christmas factor or plasma thromboplastin component (PTC). It is one of the serine proteases of the coagulation system belonging to the peptidase family S1. In humans, a deficiency of this protein causes hemophilia B, a sex-linked disease that occurs predominantly in males. • FDA: Food and Drug Administration, a U.S. health authority. • Fibrin sealant: surgical adhesive material derived from plasma. • Fibrinogen: coagulation factor found in human plasma crucial for blood clot formation. • Fractionation: process of separating plasma into its component parts including albumin, immunoglobulin, alpha-1 antitrypsin and coagulation factors. • GMP: good manufacturing practice. • GPO: group purchasing organization. • HAE (hereditary angioedema): Rare but serious genetic disorder characterized by recurrent episodes of severe swelling (angioedema), particularly of the face and airways, and abdominal cramping, caused by low levels or improper function of the C1- esterase inhibitor protein. • HBV: hepatitis B virus. • HCV: hepatitis C virus. • Hematocrit: the percentage of red blood cells in the blood. • Hematology: the study of blood, blood-forming organs and blood diseases. • Hemoderivative: proteins obtained from the fractionation of human blood plasma (see plasma-derived proteins). • Hemophilia: genetic deficiency characterized by the lack of one of the clotting factors, with two main variants: • Hemophilia A: genetic deficiency of coagulation Factor VIII, which causes increased bleeding (more prevalent among males). • Hemophilia B: genetic deficiency of coagulation Factor IX. • Hemotherapy: treatment of a disease using blood, blood components and its derivatives. • HIV: human immunodeficiency virus. • Hyperimmune globulins: type of immunoglobulins prepared in a manner similar to human normal immunoglobulin, except that the donor plasma has high titers of antibodies against an organism or antigen. • IA: immunoassays, systems available in several formats to detect antibodies, recombinant proteins or a combination thereof. • Intravenous: administration of drugs or fluids directly into a vein. • Immunohematology: branch of hematology related to the study of recombinant proteins and antibodies and their effects on blood and relationships between blood disorders and the immune system. Also referred to as transfusion medicine – blood bank, its main activities include blood typing, compatibility tests and crossmatching and antibody identification. • Immunology: branch of biomedical science that covers the study of all aspects of the immune system in organisms, encompassing the physiological functioning of the immune

2024 Non-Financial Information Statement and Sustainability reporting 226 General Environment Social Governance Annexes Glossary and abbreviations system in states of both health and disease; malfunctions (autoimmune diseases, hypersensitivities, immune deficiency, transplant rejection) and the physical, chemical and physiological characteristics of the components of the immune system in vitro, in situ and in vivo. • Immunoglobulin (IgG): plasma-derived proteins also known as antibodies that control the body’s immune response. They have multiple indications, with main uses including the treatment of: (i) immune deficiencies, (ii) inflammatory and autoimmune diseases and (iii) acute infections. IVIG is an immunoglobulin administered intravenously that contains IgG (immunoglobulin (antibody) G). • ITP (chronic immune thrombocytopenia): autoimmune disorder in which patients produce antiplatelet autoantibodies and specialized white blood cells that destroy their blood platelets. This results in a low blood platelet count (thrombocytopenia) that may produce bruising or excessive bleeding. • IVD: in vitro diagnostic. • IV solutions/intravenous solution: medicine or homogeneous mixture of a substance in liquid, enabling its infusion into the circulatory system through a needle. • Lipemic plasma: plasma with a cloudy and/or milky appearance caused by excess lipids (hyperlipidemia) due mainly to cholesterol and/or triglycerides in the blood. • MRB: Marketing Research Bureau. • Molecular diagnostic: discipline that studies genomic (DNA) and proteomic (proteins) expression patterns using information to distinguish between normal, precancerous and cancerous tissues at the molecular level. • Monoclonal antibody (mAb): antibody produced by a single clone of cells typically used in immunotherapy (i.e. treatments of autoimmune or inflammatory disorders and cancer); diagnostic testing; cell identification; and tracking. Monoclonal antibodies are a cornerstone of immunology and becoming increasingly prevalent as therapeutic agents. • Myasthenia gravis (MG): chronic autoimmune, neuromuscular disease that causes weakness in the skeletal muscles which worsens after periods of activity and improves after periods of rest. These muscles are responsible for functions involving breathing and moving parts of the body. • NAT: nucleic acid amplification testing. • Neurology: science that deals with the anatomy, functions and organic disorders of nerves and the nervous system. • North America: United States and Canada. • Ophthalmology: branch of medicine and surgery that deals with the diagnosis and treatment of eye diseases. • Pandemic: worldwide spread of a new disease. • Parkinson’s disease: complex neurodegenerative disorder characterized by different combinations of motor and non-motor symptoms for each patient. • PCR: polymerase chain reaction, a method widely used to rapidly make millions to billions of copies of a specific DNA sample, allowing scientists to take a very small sample of DNA and amplify it to a large enough amount to study in detail. • pdFVIII: plasma-derived Factor VIII. • Pharmacovigilance: practice of monitoring the effects of medical drugs after they have been licensed for use, especially to identify and evaluate previously unreported adverse reactions • Plasma: yellow-hued liquid part of the blood comprised by numerous proteins in solution. • Plasma-derived proteins: purified plasma proteins with therapeutic properties obtained through the fractionation of human plasma. Albumin, immunoglobulins, factor VIII and alpha-1 antitrypsin are the main plasma proteins. • Plasma proteomic: high-throughput analysis of plasma biomarkers using very powerful and sensitive specialty instruments. • Plasmapheresis: technique by which plasma is separated from other blood components such as red blood cells, platelets and other cells. These unused blood components are suspended in saline solution and immediately reinjected back into the donor. Since donors only provide plasma as opposed to whole blood, the recovery process is faster and better tolerated, enabling greater frequency of donations. Developed by José Antonio Grifols Lucas in 1951, plasmapheresis is the only procedure capable of obtaining sufficient quantities of plasma to cover the manufacturing needs for plasma protein therapies. • Pneumology: specialty focused on the diagnosis and treatment of respiratory diseases and conditions, from asthma to tuberculosis. • PPTA: Plasma Protein Therapeutics Association. • Primary arthroplasty: surgery performed to replace damaged joints with artificial joints or prostheses, used in cases of hip fractures, osteoarthritis and other rheumatic diseases. • Primary immunodeficiency: inherited condition affecting one or more areas of the immune system characterized by an impaired immune response, weakening the immune system and increasing the likelihood of infections and other health problems. • ProlastinR/ProlastinR-C: concentrated form of alpha-1 antitrypsin (AAT) derived from human plasma and approved only for chronic replacement therapy in people with genetic AAT deficiency. Administered as prescribed, Prolastin raises the levels of AAT in the blood and lungs, which may help reduce the damage to the lungs caused by destructive enzymes. • Proteome: complete set of proteins expressed by an organism that determine an organism’s nature, bodily functioning and behavior. • Recombinant: protein prepared by recombinant technology, coded by the manipulated gene, with procedures used to combine segments in a cell-free system (an environment outside a cell organism). Known as highly potent medicines, they avoid off-target side effects and take a shorter time to develop than small molecules. • Recovered plasma: plasma derived from whole blood collected in blood donations. • rFVIII: recombinant Factor VIII, the antihemophilic factor A obtained using recombinant DNA technology. Using this technology, pure factor is synthesized in the laboratory instead of being extracted from blood plasma. • Rh (Rhesus) blood group system: the most important blood group system after ABO, the Rh blood group system consists of 50 defined blood-group recombinant proteins, among which the five recombinant proteins D,C, c, E and e are the most important. The commonly used terms Rh factor, Rh positive and Rh negative refer to the D antigen only. • ROW: rest of the world.

2024 Non-Financial Information Statement and Sustainability reporting 227 General Environment Social Governance Annexes Glossary and abbreviations • SARS-CoV-2: severe acute respiratory syndrome coronavirus 2, the coronavirus strain that causes coronavirus disease 2019 (COVID-19). • Secondary immunodeficiency: compromised immune system due to an environmental factor such as HIV, chemotherapy, severe burns or malnutrition. • SCIG: subcutaneous immunoglobulin. • Single-cell transcriptomics: technique to characterize cell identity. • SubQ: sub-cutaneous. • Thrombin: enzyme that presides over the conversion of fibrinogen to fibrin, which promotes blood clotting. • Transfusion medicine: branch of medicine that encompasses immunohematology, blood and plasma screening, and blood typing, among others. • West Nile virus (WNV): mosquito-transmitted virus. Humans are mainly infected through mosquito bites, but infection may also occur through organ transplantation and blood. • Von Willebrand disease (vWD): the most common hereditary coagulation abnormality described in humans, although it can also be acquired as a result of other medical conditions. It arises from a qualitative or quantitative deficiency of von Willebrand factor (vWF), a multimeric protein required for platelet adhesion. • Zika virus: infectious disease spread by the bite of an infected Aedes species mosquito.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 26, 2025